Form 20-F
period 2001-10-31
TROOPER TECHNOLOGIES INC
filed 2002-05-07
CIK 1125670

THIS FORM 20-F IS THE SUBJECT OF A FORM 12B-25

United States Securities and Exchange Commission

Washington, DC 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

[x] ANNUAL REPORT PURSUANT TO SECTIONS "13" OR "15(d)" OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended October 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from

Commission file number: 0-30942

STREAM COMMUNICATIONS NETWORK, INC.

________________________________________________________________________

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant's name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 1020 - 400 Burrard Street

Vancouver, British Columbia, V6C 3A6

(Address of principal executive offices)

__________

Securities to be registered pursuant to Section 12(b) of the Act.

None.

Securities registered pursuant to Section 12(g) of the Act.

Common Shares, without par value.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

21,878,778 common shares (Fiscal year end October 31, 2001)

27,666,379 common shares at December 31, 2001

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: ✓ No: N/A

Indicate by checkmark which financial statement item the registrant has elected to follow:

Item 17 ✓ Item 18 _______

FORM 20-F

INDEX

CONVERSION TABLE 1

GLOSSARY OF NAMES AND TERMS 1

FORWARD-LOOKING STATEMENTS 5

PART 1 5

Item 1 - Identity Of Directors, Senior Management and Advisers 5

A. Directors and Senior Management 6

B. Advisers 6

C. Auditors 7

Item 2 - Offer Statistics and Expected Timetable 7

Item 3 - Key Information 7

A. Selected Financial Data 7

Financial Highlights 7

Exchange Rates 8

B. Capitalization and Indebtedness 10

C. Risk Factors 10

History of net losses, and likelihood of future losses 10

The Company is dependent on obtaining additional financing. 10

Despite significant acquisition experience, the Company may not be able to acquire other businesses or successfully implement its growth strategy. 11

Increased competition could adversely affect Stream's cable business. 11

If Stream's agreements with TPSA are terminated, Stream's cable business will lose access to parts of its infrastructure. 12

Uncertainty of additional financing and possible dilution to shareholders 12

Possible issuance of additional shares in the future 13

Dependence upon key personnel to have successful operations 13

The Company's business is subject to regulation and permitting requirements. 13

Industry and market risk 13

The Company's business is dependent on macroeconomic conditions in Poland, including foreign exchange fluctuations. 14

Dividend policy dependent on successful operations and capital needs 14

Trading halts can cause lack of liquidity and uncertainty of share price 14

Risk of "Penny Stock" 14

Item 4 - Information on the Company 15

General 15

Office Space in Canada 17

Stream Communications Sp. z o.o. 17

Overview 17

History of Stream Cable TV 18

Stream Cable TV's Business Strategy 20

Background to the Polish Telecommunications Market 21

Stream Cable TV's Technology 22

Services and Fees 22

Telecommunications Law 23

Radio and Television Act 24

Copyright Act 24

Steam Cable TV's Organization, Management and Personnel 25

Stream Cable TV Locations: 25

Marketing: 26

Competition to Stream Cable TV 26

Office 27

International Eco-Waste Systems S.A. 27

Overview of Eco-Waste 27

History 27

Management and Employees 29

Competition 30

Environmental Regulations 30

Office 30

Real Estate 30

PolVoice.com Sp. z o.o. 31

Telephony and Internet Provider in Poland 31

Sales and Marketing 33

Competition 33

Intellectual Property 33

Office 33

EES Waste Solutions Ltd. 33

General and Economic Conditions in the Country of Poland 34

Item 5 - Operating and Financing Review and Prospects 35

Overview 35

Results of Operations 36

Differences Between Canadian and United States Generally Accepted Accounting Principles and Effects of Recent Accounting Pronouncements 40

Liquidity, Capital Resources and Subsequent Events 40

Item 6 - Directors, Senior Management and Employees 43

Directors and Senior Management 44

Executive Compensation 47

Item 7 - Major Shareholders and Related Party Transactions 51

Major Shareholders 51

Related Party Transactions 52

Item 8 - Financial Information 52

Legal Proceedings: 52

Item 9 - The Listing 53

Item 10 - Additional Information 55

Share Capital 55

Memorandum and Articles of Association 57

Exchange Control and Other Limitations Affecting Security Holders 59

Taxation - Certain Canadian Federal Income Tax Consequences to United States Investors 60

Taxation in Poland 62

Statement by Experts 64

Documents on Display 64

Item 11 - Quantitative and Qualitative Disclosures about Market Risk 64

Currency and Exchange Rate Risk 64

Item 12 - Description of Securities Other than Equity Securities 65

Warrants and Rights 65

PART II 66

Item 13 - Defaults, Dividends Arrearages and Delinquencies 66

Item 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds 66

PART III 66

Item 17 - FINANCIAL STATEMENTS 66

Item 18 - FINANCIAL STATEMENTS 66

Item 19 - FINANCIAL STATEMENTS AND EXHIBITS 66

Financial Statements 66

Exhibits 67

CONVERSION TABLE

For ease of reference, the following conversion factors are provided:

1 mile = 1.6093 kilometres	1 metric ton (tonne) = 2,205 pounds
1 foot - 0.305 metres	1 troy ounce = 31.103 grams
1 acre = 0.4047 hectare	1 imperial gallon = 4.546 litres
1 long ton = 2,240 pounds	1 imperial gallon = 1.2010 U.S. gallons

GLOSSARY OF NAMES AND TERMS

Bochnia	A city near Krakow, has a history of salt mines from 1248 to 1990
Broadband	Broadband refers to telecommunication that provides multiple channels of data over a single communications medium, typically using some form of frequency or wave division
BSE ("Mad Cow Disease")

Bovine spongiform encephalopathy (BSE) is a fatal brain disease of cattle. BSE was first observed in Great Britain in April 1985, and was specifically diagnosed in 1986. By June 1990, there were some 14,000 confirmed cases out of an estimated population of 10 million cattle in Great Britain. Since 1986, more than 173,000 cases of BSE in cattle have been identified in Britain. The epidemic peaked in 1992-93 at almost 1,000 cases per week. Control measures have reduced incidence and currently, less than 100 cases are being reported per week. The disease has been reported in domestic cattle in Ireland (337 cases), France (51), Portugal (195), Switzerland (283), and in cattle exported from England to Oman (2), the Falkland Islands (1), Germany (6), Denmark (1), Canada (1), and Italy (2). (Nature) 1996 382:4)

CATV	Community Antenna Television, the original name for Cable TV.
Coaxial cable

Coaxial cable is called "coaxial" because it includes one physical channel that carries the signal surrounded (after a layer of insulation) by another concentric physical channel, both running along the same axis. The outer channel serves as a ground. Many of these cables or pairs of coaxial tubes can be placed in a single outer sheathing and, with repeaters, can carry information for a great distance.

Czestochowa	A city of southern Poland north of Katowice. It is heavily industrialized. Population, 246,600

Digital

Describes any system based on discontinuous data or events. Computers are digital machines because at their most basic level they can distinguish between just two values, 0 and 1, or off and on. There is no simple way to represent all the values in between, such as 0.25. All data that a computer processes must be encoded digitally, as a series of zeroes and ones. The opposite of digital is analog. A typical analog device is a clock in which the hands move continuously around the face. Such a clock is capable of indicating every possible time of day. In contrast, a digital clock is capable of representing only a finite number of times (every tenth of a second, for example).

EU (European Union)

An economic association of European countries founded by the Treaty of Rome in 1957 as a common market for six nations. It was known as the European Community until January 1, 1994 and currently comprises 15 European countries. Its goals are a single market for goods and services without any economic barriers, and a common currency with one monetary authority. The 15 countries are, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Netherlands, Portugal, Spain, Sweden and the United Kingdom.

Euro	The basic unit of currency among participating European Union countries.
Gdansk	A city of northern Poland near the mouth of the Vistula River
GPRS

General Packet Radio Service is a global system for mobile communications (GSM) channel aggregation system that increases per-channel speeds from 9,600 to 14,400 bits per second (bps), adding data compression. With GPRS, mobile data transmissions can be as fast as 115,000 bps using the existing GSM base station infrastructure. GPRS technology works well with services such as wireless Internet, wireless intranet, and multimedia.

GSM

Global System for Mobile communications. A world standard for digital cellular communications using narrowband TDMA (Time Division Multiple Access), which allows up to eight calls at a time on 800 MHz and 1800 MHz frequencies. Introduced in 1991, it is the standard most commonly used in Europe and Asia, but not in the United States.

Headend

A headend is the originating point of a signal in a cable television system. Headend equipment receives satellite and local broadcast TV signals and converts them to a form that can travel down coaxial cable to subscribers.

HFC

A hybrid fibre coaxial (HFC) network is a telecommunication technology in which optical fibre (glass or plastic wire) cable and coaxial cable are used in different portions of a network to carry broadband content (such as video, data, and voice). Using HFC, a local CATV company installs fibre optic cable from the cable head-end (distribution center) to serving nodes located close to business and residential users and from these nodes uses coaxial cable to individual businesses and homes. An advantage of HFC is that some of the characteristics of fibre optic cable can be brought close to the user without having to replace the existing coaxial cable that is installed all the way to the home and business.

Both cable TV and telephone companies are using HFC in new and upgraded networks and, in some cases, sharing the same infrastructure to carry both video and voice conversations in the same system.

ISDN

Integrated Services Digital Network, a fast method of service access and transferring data world-wide and an international communications standard for sending voice, video, and data over digital telephone lines or normal telephone wires.

ISO 9001

ISO 9001 is one of a series of three international standards for quality systems that can be used for external quality assurance purposes. These standards specify quality system requirements for use where a contract between two parties requires the demonstration of a supplier's capability. ISO 9001 is a model for quality assurance systems in design, development, production, installation and servicing. It is appropriate when conformance to specified requirements is to be assured by the supplier during several phases of activity that may include design, development, production, installation and servicing.

Katowice	A city of southern Poland west-northwest of Krakow. Chartered in 1865, it is an important mining and industrial center. Population, 363,300.
Krakow	A city of southern Poland on the Vistula River south-southeast of Warsaw. Founded in the eighth century A.D., it was the national capital from 1305 to 1595. Population, 740,300.
Rawa Mazowiecka	A municipality located in the central river basin of the Vistula River 70 km from Warsaw located along transportation lines running from Warsaw to Lodz and from Warsaw to Katowice and Prague.
Rzeszów	A city, capital of Rzeszów Province in southeastern Poland.
Siedlce

A city, the capital of Siedlce province, in east central Poland. It is an economic centre for the southeastern section of the province, with food processing, textile milling, and toy production. It lies on the Warsaw-Moscow road and rail line.

Silesia	Region in Southwest Poland bordering on the Sudety Mountains

Szczecin

A city of northwest Poland near the mouth of the Oder River. It was ruled by Sweden from 1648 to 1720, when it was ceded to Prussia. After World War II the city became part of Poland. Population, 390,800.

Torun

German THORN, a city, the capital of Torun province, in north-central Poland, on the Vistula River. A river port, rail and road junction, and cultural centre, it is the birthplace (1473) of the astronomer Nicolaus Copernicus

Voice mail

A computerized system for receiving, recording, and sometimes forwarding audio messages. A voice mail system plays a pre-recorded message to the caller when the line is not answered, and may provide choices such as paging, talking to an operator, or selecting a number by touchtone to choose between message boxes.

VOIP

An acronym for Voice Over IP. An emerging technology, voice delivered using the Internet Protocol, is a term used in IP telephony for a set of facilities for managing the delivery of voice information using the Internet Protocol (IP). In general, this means sending voice information in digital form in discrete packets rather than in the traditional circuit committed protocols of the public switched telephone network. A major advantage of VOIP and Internet telephony is that it avoids the tolls charged by ordinary telephone service.

Warsaw

The capital of Poland, in the east-central part of the country on the Vistula River. Founded in the 13th century, it replaced Kraków as Poland's capital in 1596. Warsaw was ruled by Russia as an independent kingdom (1815-1917) and became capital of Poland again in 1918. Warsaw was rebuilt after 1945 and is today a major cultural, commercial, and industrial center. Population: 1,654,491.

Wroclaw	A city of southwest Poland on the Oder River, assigned to Poland by the Potsdam Conference (1945). Population, 636,000.

FORWARD-LOOKING STATEMENTS

Stream Communications Network, Inc. (the "Company") cautions you that certain important factors (including without limitation those set forth in our Form 20-F) may affect our actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual statement, or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in this annual statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "except," believe," anticipate," "intend," "could," estimate," or "continue," or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

PART 1

Item 1 - Identity Of Directors, Senior Management and Advisers

A. Directors and Senior Management

The following table sets forth the name, business address and position of each of our directors and executive officers:
Position	Name and Business Address
Chairman of the Board	Edward Mazur Glenview, Illinois 60025 United States
President/CEO/Director	Stanislaw Lis Suite 1020 - 400 Burrard St. Vancouver, British Columbia, V6C 3A6 Canada
Secretary/Director	Iwona Kozak Suite 1020 - 400 Burrard St. Vancouver, British Columbia, V6C 3A6 Canada
Director	Glenn Little Suite 1020 - 400 Burrard St. Vancouver, British Columbia, V6C 3A6 Canada
Chief Financial Officer	Casey Forward, CGA Suite 1020 - 400 Burrard St. Vancouver, British Columbia, V6C 3A6 Canada

Vice-President Business Development/ Director	Grzegorz Namyslowski 14 Obroncow Street 03-933 Warsaw Poland
Vice-President Finance and Acquisitions	Chuck Correll Suite 1020 - 400 Burrard St. Vancouver, British Columbia, V6C 3A6 Canada

B. Advisers

The following table sets forth the name, business address of our key advisers:
Position	Name and Business Address

Bankers	Bank of Montreal First Bank Tower 595 Burrard Street Vancouver, British Columbia, V7X 1L7 Canada
Bank Polska Kasa Opieki S.A. 5th Branch Ul. Jerozolimskie 65/79 00-950 Warsaw, Poland
Citibank Poland S.A. Senatorska 16 00-923 Warsaw, Poland
Bank PKO B.P. 4th Branch Kraków, Poland
Legal Advisers	Stikeman Elliott Suite 1700 - Park Place 666 Burrard Street Vancouver, British Columbia, V6C 2X8 Canada
Kancelaria Adowokacka, Marta Szymanek, Ul. Jerozolimskie 30, 00-024 Warszawa, Poland. Norton Rose Piotr Strawa i Wspólnicy Ul. Królewska 14, 00-065 Warsaw

C. Auditors

The following table sets forth the name, business address and position of our auditors:
Position	Name and Business Address
Canada	PricewaterhouseCoopers LLP 601 West Hastings Street Vancouver, British Columbia, V6B 5A5 Canada
Poland	PricewaterhouseCoopers Sp. z o.o. Ul. Nowogrodzka 68 02-014 Warszaw Poland

Item 2 - Offer Statistics and Expected Timetable

Not applicable

Item 3 - Key Information

A. Selected Financial Data

Financial Highlights

The following table sets forth our selected consolidated financial data for the five years ended October 31, 2001 prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). This selected consolidated financial data include the accounts of our parent and our subsidiaries.

	Years ended October 31
	2001	2000	1999	1998	1997
	$CDN	$CDN	$CDN	$CDN	$CDN
Revenues	2,094,118	332,784	-	-	-
Net income (loss) from continuing operations
Canadian GAAP	(2,654,125)	(2,553,497)	(1,260,250)	(674,336)	(1,050,346)
US GAAP	(2,654,125)	(2,553,497)	(1,260,250)	(674,336)	(1,050,346)
Net income (loss) from discontinued operations
Canadian GAAP	(1,879,435)	(1,612,680)	(585,700)	-	-
US GAAP	(745,185)	(1,303,380)	(2,029,250)	-	-

Income (loss) per share
Canadian GAAP	(0.21)	(0.21)	(0.10)	(0.04)	(0.11)
US GAAP	(0.16)	(0.20)	(0.18)	(0.04)	(0.11)
Total assets
Canadian GAAP	15,108,500	10,805,982	7,784,298	9,316,486	9,605,482
US GAAP	15,108,500	9,671,732	6,340,748	9,316,486	9,605,482
Net assets
Canadian GAAP	12,724,982	9,318,566	7,321,065	8,984,043	9,466,561
US GAAP	12,724,982	8,184,316	5,877,515	8,984,043	9,466,561
Long-term debt	-	-	-	-	-
Capital stock	21,310,084	20,962,784	15,247,857	15,178,857	14,987,039
Cash dividends declared	-	-	-	-	-
Weighted average number of common shares outstanding	21,837,002	19,774,547	18,133,916	18,080,125	9,175,750

Exchange Rates

In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars ("CDN"). Equivalents will be given in U.S. dollars ("USD") or Polish zloty, or Canadian dollars where the first currency stated indicates that a contract, a fee or agreement was made pursuant to a currency other than the Canadian dollar.

Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from November 1, 1997 to October 31, 2001 were as follows:

U.S. DOLLARS PER $1.00 (CDN.)

Years ended October 31

	2001	2000	1999	1998	1997
High	.6714	.6983	.6917	.7159	.7537
Low	.6316	.6525	.6391	.6307	.7059
Average	.6498	.6786	.6683	.6843	.7287
End of Period	.6340	.6534	.6801	.6486	.7105

The high and low exchange rates for Canadian dollars, expressed in U.S. dollars, for each month from August 1, 2001 to January 31, 2002 were as follows:

U.S. DOLLARS PER $1.00 (CDN.)

Monthly

	January 2002	December 2001	November 2001	October 2001	September 2001	August 2001
High	.6316	.6418	.6341	.6430	.6487	.6565
Low	.6175	.6227	.6228	.6325	.6322	.6448

In this report, several references are made to business in Poland and the Polish currency, the zloty. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Polish zloty (zloty), expressed in U.S. dollars, from November 1, 1997 to October 31, 2001 were as follows:

U.S. DOLLARS PER 1 POLISH ZLOTY (zloty)

Years ended October 31
	2001	2000	1999	1998	1997
High	.2549	.2494	.2934	.2970	.3577
Low	.2132	.2109	.2352	.2564	.2786
Average	.2410	.2325	.2614	.2861	.3175
End of Period	.2450	.2146	.2371	.2922	.2869

The high and low exchange rates for Polish zloty, expressed in U.S. dollars, for each month from August 1, 2001 to January 31, 2002 were as follows:

U.S. DOLLARS PER 1 POLISH ZLOTY (zloty)

Monthly
	January 2002	December 2001	November 2001	October 2001	September 2001	August 2001
High	.2546	.2538	.2462	.2450	.2422	.2388
Low	.2365	.2448	.2428	.2361	.2342	.2303

On January 31, 2002 the Canadian dollar and the Polish zloty closed at the following rates:

$1.00 USD = $1.5887 CDN

$1.00 USD = 4.2215 Polish Zloty (zloty)

B. Capitalization and Indebtedness

The following table sets forth our consolidated capitalization and indebtedness as at February 28, 2002.

As at February 28, 2002
$CDN
Short term debt	$1,658,357
Long term debt	-
Total debt	$1,658,357
Shareholders' equity
Common shares - issued	31,476,896
Deficit	(17,897,128)
Other comprehensive income	-
Total shareholders' equity	13,579,768
Total capitalization	$15,238,125

C. Risk Factors

History of net losses, and likelihood of future losses

The Company is dependent on additional capital being raised to fund future operations and on-going and development activities. There is no assurance that we will be able to continue raising financing in the future. The aggregate of our net losses (accumulated deficit) of $16,740,501 CDN to October 31, 2001, has been financed by private placements and the exercise of stock options and warrants.

The marketability of our products and services may be affected by numerous factors beyond our control. These factors include market fluctuations, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, and environmental protection. The exact effect of these factors cannot be accurately predicted.

We have increased revenues over the previous year to a significant level but not sufficient to be profitable. In addition, our future prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing new businesses, which can be characterized by intense competition and rapidly changing events. Our auditors have included an explanatory paragraph regarding our ability to continue as a going concern in the auditors' report for the years ended October 31, 2001 and 2000, and we have discussed this issue in footnote 1 to our financial statements. The financial statements have been prepared on a going concern basis however, indicating that the concern is not a probability, but a possibility.

There can be no assurance that our financial plan will be achieved.

The Company is dependent on obtaining additional financing.

The Company's strategy involves significant expansion of its existing operations through both acquisitions and organic growth. The continued development and improvement of the Company's business will require substantial amounts of capital. For instance, the acquisition of other cable operators is a key part of the Company's business and network development strategy, and the Company expects that it will continue to require significant additional capital to fund such acquisitions.

Moreover, the Company may need to obtain additional financing sooner than is currently anticipated if its business plans or assumptions change, its assumptions prove inaccurate or it experiences unexpected costs or competitive pressures.

To date, the Company has relied on equity financing to fund the continued development of its business. Sources of financing may include additional equity financing, public or private debt, sales of assets or other financing arrangements. The Company cannot ensure that any such additional financing will be available at all or on acceptable terms. If the Company is unable to obtain financing on acceptable terms, it may be required to reduce the scope of its planned expansion.

Despite significant acquisition experience, the Company may not be able to acquire other businesses or successfully implement its growth strategy.

The completion of acquisitions and the integration of acquired businesses constitutes a material part of the Company's growth strategy. In furtherance of this strategy, the Company has in the past successfully completed strategic acquisitions. However, the Company cannot ensure that any further acquisitions will be completed in a timely manner or at all or on terms and conditions ultimately favourable or acceptable to the Company.

The Company's management also has successfully integrated the operations of acquisition targets both in the past (e.g. for Polska Telewizja Kablowa) and into the Company's business model, including companies that were large compared to the Company. A detailed assessment of the costs and effort of integration form an essential element of the Company's acquisition due diligence. Irrespective of the Company's success in integrating the operations of target companies, additional acquisitions and integration efforts could significantly divert the resources and attention of management from the Company's ongoing operations.

Increased competition could adversely affect Stream's cable business.

The Company currently operates in markets that could attract a variety of competitors, including large, well-established Polish companies in the cable, satellite and Internet access businesses, among others. This is in part because the licenses required to operate a cable television and Internet access business in Poland are not granted on an exclusive basis, for a particular region or otherwise. Therefore, competitors may freely compete with the Company in its market. The current legal environment makes it relatively easy for competitors to build parallel and competing networks in certain regions and may make it easier for new competitors to enter the Company's markets in the future. Currently, less than 10% of the Company's aggregate networks are overbuilt by its competitors. Therefore, even where they are operating in the same markets as the Company, these competitors are typically not wiring the same subscribers. However, if competitors are willing to significantly overbuild the Company's networks and are able to obtain programming that is appealing to subscribers at reasonable costs and the Company is not able to do so, the Company's business may be materially adversely affected.

In addition, the cable television and Internet access businesses are subject to rapid and significant changes in technology. The Company uses flexible and modern technology, but the Company cannot predict the effect of business and technological changes on its business. In particular, the Company's business may be affected by a migration of cable television and Internet access services towards, for instance satellite television or mobile telephone systems with Internet access capability. Even if the Company manages to adapt its business to such technological changes, the Company cannot ensure that other market participants on which the Company depends for interconnection will be able to adjust to such changes. Any material inability by the Company or such other market participants to adjust to such changes could adversely affect the Company's business.

Currently, Company does not face much competition for its Internet access business. However, if competitors with a large market share, such as TPSA, the Polish national telephone company, offer comparable Internet access services at a lower cost than the Company, the Company's business could be harmed.

Furthermore, some of the Company's existing and potential competitors also are significantly larger than the Company, and some have significantly more access to capital than the Company. The Company's business may be adversely affected if such competitors are able to grow their networks more quickly than the Company or are able to successfully compete with the Company for acquisition targets. In addition, cable television and Internet access technology changes quickly, and the Company's business may be harmed if its competitors with more access to capital are able to take advantage of such new technologies and the Company is not able to do so.

If the Company's agreements with TPSA are terminated, the Company's cable business will lose access to parts of its infrastructure.

Approximately 25% of the Company's network has been constructed utilizing pre-existing conduits of the Polish national telephone company, TPSA. Compared to most of the Company's competitors, this represents only a small portion of the Company's network. The Company's contracts with TPSA permit TPSA to terminate the agreements without penalty at any time either immediately (upon the occurrence of certain conditions) or upon provision of three to six months' notice (without cause). TPSA also maintains a small cable TV business and is one of the top providers of Internet access services; it is, therefore, a competitor of the Company. The Company believes that it would be unlikely for TPSA to terminate these contracts. In addition, the Company believes that there exist several alternatives to leasing the conduits from TPSA for delivering its services. Nevertheless, if these contracts were terminated, the Company would be prevented from repairing or maintaining its networks and may have to make significant expenditures to build or lease alternative conduits, which could adversely affect the Company's business.

Uncertainty of additional financing and possible dilution to shareholders

We have limited financial resources and there is no assurance that additional funding will be available to allow us to fulfil our obligations on existing projects or businesses. Failure to obtain additional financing could result in delay or indefinite postponement of further business activity and the possible, partial or total loss of some or all our interest in certain assets. Even if we are successful in raising capital through private placements or otherwise, there can be no assurance that any such financing would be available in a timely manner or on terms acceptable to us and its current shareholders. Any additional equity financing could be dilutive to the then-existing shareholders, and any debt financing could involve restrictive covenants with respect to future capital raising activities and other financial and operational matters.

There can be no assurance that we will be able to continue to raise funds in which case we may be unable to meet our obligations. Should we be unable to realize on our assets and discharge our liabilities in the normal course of business, the net realizable value of our assets may be materially less than the amounts recorded on the balance sheets.

Possible issuance of additional shares in the future

The constituent documents of the Company authorize the issuance of 100,000,000 shares of common stock without par value. We may issue some or all of such shares to acquire one or more businesses or other types of property or to provide additional financing. The issuance of those shares may result in a reduction of the book value or market price of our outstanding shares. The issuance of any additional shares will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of our voting control.

Dependence upon key personnel to have successful operations

The success of our operations and activities is dependent to a significant extent on the efforts and abilities of our management. The loss of services of any of our management could have a material adverse effect. We do not maintain key man insurance on any of our management.

The Company's business is subject to regulation and permitting requirements

Cable television operators in Poland are regulated by various governmental bodies and are required to follow inter alia intellectual property rights protections. The Company cannot be sure that existing laws or regulations, or the interpretation or enforcement thereof, affecting the Company, its competitors, or the cable television industry generally will not change. Any change, including additional or more stringent regulations than they presently exist, might have an adverse effect on the Company's business.

The Company's telecommunication approvals have been granted for the next 15 years (from 2002), and all of the Company's existing channels and programs have been registered for the maximum period of three years. The National Council for Radio and Television ("KRRiT") has the authority to reject applications to extend existing programming licenses or the registration future programming if the programming violates applicable law. The Company's applications for programming registration or extensions have never been rejected. In the unlikely event the Chairman of the Council were to refuse to extend its existing operating and programming licenses or reject future programming applications, the Company's business could be materially adversely affected.

Industry and market risk

There are many changes taking place in Poland as the country adjusts for entry to the EU. Many of these changes create industry and market risk from the policy shifts and changes. Poland recently passed a new Act on Economic Activities (AEA) that replaces the Act of 1988 on Economic Activities and the Act of 1991 on Companies with Foreign Shareholding. The Act defines economic activity in the field of production, trade, construction, services, prospecting for and extraction of natural resources performed in an organized and consistent manner. The most important provisions include the establishment of branch offices and representative offices, the registration of branch offices pursuant to the National Court Register Act, the scope of conditions relating to economic activities and the granting of concessions and permits. The Act came into force on January 1, 2001 but some provisions became effective on January 1, 2000.

With regards to permits, the granting authority will have to grant a permit if the applicant meets the conditions for performance of that economic activity. This represents a major change to previous procedures that allowed discretionary permit granting powers.

The Company's business is dependent on macroeconomic conditions in Poland, including foreign exchange fluctuations.

The Company's business is dependent to a large extent on economic conditions in Poland. Shareholders should be aware of the fact that the development and operations of the Company depends, inter alia, on such factors as the growth of Gross Domestic Product, inflation rate, fluctuations between the Zloty and the basic currencies including the US Dollar or the Euro, the macroeconomic policy of the Monetary Policy Council (including interest rates) and the economic policy of the government.

We do not hedge currency risk. All of our business operations are in Poland and we do not normally import or export products or supplies. Money invested into our businesses in Poland is done in US and Canadian currency. If there were a large fluctuation in the exchange rates between any of Poland, Canada or the United States, this could impact on the availability of funds.

As a result, we are subject to foreign currency fluctuations (including the potential for devaluation of the zloty) that could adversely affect our financial position and results.

Dividend policy dependent on successful operations and capital needs

We have never paid dividends on our common stock and cannot anticipate paying any dividends on our common stock in the foreseeable future. The declaration and payment of dividends is subject to the discretion of our board of directors. Any determination as to the payment of dividends in the future will depend upon results of our operations, capital requirements, and restrictions in loan agreements, if any, and such other factors as our board of directors may deem relevant.

Trading halts can cause lack of liquidity and uncertainty of share price

Our common shares are listed on the Canadian Venture Exchange. The rules of this exchange require a trading halt when a company has a change of business. At the present time our stock is halted from trading on the Canadian Venture Exchange resulting from a change of business.

The requirements of the exchange are varied and a change of business may take several months to complete. A company wishing to remain trading on the Canadian Venture Exchange must comply with this policy. We are currently seeking alternative markets. We have no knowledge of when this process may be completed and when our shares would be reinstated for trading on any market. This can cause shareholders liquidity problems without a market to trade their shares and uncertainty of a share price.

Risk of "Penny Stock"

The disclosure requirements often have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules, and accordingly, investors may find it difficult to sell their shares, if at all.

The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 USD (if the issuer has been in continuous operation for at least three years) or $5,000,000 USD (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 USD for the last three years.

Section 15(g) of the Securities Exchange Act of 1934, as amended, and Reg. Section 240.15g(c) 2 of the Securities and Exchange Commission require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be penny stock.

Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

Item 4 - Information on the Company

General

We have three business interests in the country of Poland. Our principal business is providing cable TV.

We were incorporated on March 28, 1979 under the name of "Clear Mines Ltd." by registration of its Memorandum and Articles under the Company Act of British Columbia, Canada. We consolidated our shares on a one new for 3.9 old shares basis and changed our name to "Redwood Resources Inc." on August 16, 1985. We again consolidated our shares on a one new for three old shares basis and changed our name to "Trooper Explorations Ltd." on May 29, 1992.

On May 4, 1995 we changed our name to "Trooper Technologies Inc." and on October 19, 2001 we changed our name to "Stream Communications Network, Inc.". The Company's authorized capital is 100,000,000 common shares without par value.

Our registered office is Suite 1700 - Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada. Our agent in Poland is Kancelaria Adowokacka, Marta Szymanek, Ul. Al. Jerozolimskie 30, 00-024 Warszawa, Poland. Our principal offices are located at 1020 - 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada, telephone (604) 669-2826.

Our Company has the following subsidiaries:

1. Stream Communications Sp. z o.o. ("Stream Cable TV") was incorporated on October 26, 1999, under the laws of Poland. We own a 100% interest in Stream Cable TV that is in the business of operating a cable television business in Poland. Stream Cable TV's growth is being accomplished through acquisitions of small, independent cable TV providers and through its own marketing efforts. Stream Cable TV is located at al. 29 Listopada 130, 31-406 Krakow, Poland;

2. PolVoice.com Sp. z o.o. ("PolVoice") was organized on August 11, 1999, under the laws of Poland. We own a 95.5% interest in PolVoice. PolVoice is in the business of Internet, data transmission and a VOIP provider in Poland. PolVoice has created its proprietary software and network for transmission of VOIP and data transmission (documents, electronic mail, Internet). Ultimately PolVoice plans to create a network of inter-city connections, intended for medium to large corporations that want to reduce their local and long distance telephone charges. PolVoice is located at Ul. Walecznych 42/7, Warsaw, Poland;

    International Eco-Waste Systems S.A. ("Eco-Waste") a wholly owned subsidiary of our Company was incorporated on September 24, 1996,under the laws of Poland. Eco-Waste was in the business of constructing and operating waste rendering plants in Poland. At present we have no operating plants or revenue from operations in Eco-Waste. Eco-Waste had begun the construction of the first modern rendering plant in Zabokliki, Poland and had planned to build two additional rendering plants in Poland. Since the main focus of the Company is cable TV, it has been decided that the business of Eco-Waste does not fit and accordingly Eco-waste is in the process of being sold. Eco-Waste is located at Ul. Zloczowska 12 lol.3, 03-972 Warsaw, Poland; and

4. EES Waste Solutions Limited, a wholly owned subsidiary of our Company was incorporated on July 11, 1996, under the laws of Cyprus, located at 3 Themistocles Dervis Street, CY-1066 Nicosia, Cyprus. EES Waste Solutions Ltd. is in business to facilitate tax efficiency but is presently inactive.

We are a reporting issuer in the Province of British Columbia, Canada and our common shares are listed for trading on the Canadian Venture Exchange under the trading symbol "TPP". The rules of this exchange require a trading halt when a company has a change of business. At the present time our stock is halted from trading on the Canadian Venture Exchange resulting from a change of business.

The following diagram sets out the intercorporate relationship between our Company and its subsidiaries:

	The Company

100%				95.5%
International Eco-Waste Systems S.A.				PolVoice.com Sp. z o.o.
	100%		100%
	EES Waste Solutions Ltd.	Stream Communications Sp. z o.o.
		51%	100%
		Bielsat.com Sp. z o.o.	Miejska Telewizja Kablowa Sp. z o.o.

Office Space in Canada

We utilize about 2,500 square feet of office space in Vancouver, British Columbia. Our rent is $3,425 CDN per month increasing 6% per annum in October of each year Until May 2009. In addition, we pay $2,580 CDN per month for maintenance and utilities and $7,820 CDN per month for office support that includes a photocopier, telephones, a fax machine, computers, printers, scanners, secretarial services, reception services and consumables

Stream Communications Sp. z o.o.

Overview

Stream Cable TV provides multi-channel cable television services and high-speed Internet access in southern Poland through its wholly-owned networks. It has approximately 59,000 homes passed and approximately 39,000 total subscribers as at October 31, 2001. Stream Cable TV seeks to provide its customers with a high quality product through modern, reliable HFC networks, a broad selection of programming, Western-style management and professional customer service. Stream Cable TV is in the process of introducing high-speed Internet access over its networks, and has a small but growing number of Internet subscribers.

Southern Poland, the country's most densely populated region, has approximately 11.5 million people and 3.2 million television homes, but 0.8 million cable subscribers. Stream Cable TV currently targets southern Poland because of its relative affluence and the number of mid-sized cities that remain underserved by larger cable operators.

Stream Cable TV intends to continue growing its cable business aggressively, principally through acquisitions and also by securing new subscribers from among the households already reached by it's networks. The further build-out of networks is a longer-term goal, and is not required to be undertaken under relevant Polish regulations. Stream Cable TV has funded its growth and operations from equity issues.

History of Stream Cable TV

In October 1999, we acquired a 49% interest in Stream Cable TV for total consideration of $196,000 zloty ($46,629 USD, $68,561 CDN). On January 1, 2001, a change of the Polish telecommunication law allowed foreign ownership to be unlimited. On January 15, 2001, the Company purchased from the other shareholders the balance of issued shares (51%) in Stream Cable TV making Stream Cable TV wholly owned (100%) by the Company. The sum of $97,000 USD ($145,785 CDN, 397,603 zloty) was paid to Castle Holdings Ltd., Adam Wójcik and Dobroslaw Ploskonka, related parties to the Company, a reimbursement of cost for their shares in Stream Cable TV.

Under the direction of Adam Wójcik, a team of marketing, technical and sales people was assembled to implement, market, sell and maintain cable television services in Southern Poland.

On February 24, 2000, Stream Cable TV acquired cable TV network assets from Elektromontaz Rzeszów Ltd. ("Elektromontaz"), for the sum $850,000 USD ($1.3 million CDN, 3.5 million zloty). An independent valuation report was prepared on our behalf by Evans & Evans, Inc., dated May 15, 2000, that states the fair market value of Elektromontaz was worth as least $985,000 USD based on an exchange rate of $1USD to 4.15 Polish zloty. The acquired assets consist of an existing cable network, with its related equipment to provide cable television services, together with over 5,000 television cable subscribers.

On March 8, 2000, Stream Cable TV agreed to make a cash contribution of $750,000 USD ($1.1 million CDN, 3.4 million zloty) to Bielsat.com Sp. z o.o. ("Bielsat.com"), in consideration of PPUH Telewizja Kablowa Bielsat Sp. z o.o. ("Bielsat Cable"), providing to Bielsat.com the fixed assets of Bielsat Cable (its network). An independent valuation report was prepared on our behalf by Evans & Evans, Inc., dated August 25, 2000, that states the fair market value was worth as least $720,000 USD based on an exchange rate of $1USD to 4.3 Polish zloty. We provided the funds from equity by way of private placements. Bielsat.com is a Polish limited liability company that was created on March 8, 2000 wherein Stream Cable TV owns 51% and Bielsat Cable owns 49% of the issued and outstanding common stock.

Although the following event was not culminated, on September 1, 2000, the Company entered into a term sheet ("Term Sheet") with three arm's length European financial investors, American International Group, Inc., AIG New Europe Fund; Advent Central and Eastern Europe Fund II, L.P.; and Poland Investment Fund (collectively, the "Financial Investors").

Although the Company had met the criteria of the term sheet, the Company decided to forgo the investment as the dilution after investment by the Financial Investors was considered to be excessive. The Company decided to raise additional private placement money to meet its near-term targets.

Since the initial purchases from Elektromontaz and Bielsat.com, additional acquisitions have been considered by Stream Cable TV. Evans & Evans, Inc. were engaged and prepared an independent report on the indication of value on the following companies. The indication of value conclusions by Evans & Evans supported the asking price.

Miejska Telewizja Kablowa Sp. z o.o. ("the subsidiary Company") was formed on July 9, 1996 in Częstochowa. The subsidiary Company's registered office is located in Częstochowa, at 1/3/5 Wolności Street. The subsidiary Company's operations comprise services of establishing and operation of cable television networks. Stream Cable TV owns 100% of shares in MTK Sp. z o.o.

In July 2001, Stream Cable TV acquired 100 percent of the common shares of MTK Sp. z o.o. The results of MTK's operations have been included in the consolidated financial statements since that date. MTK is a provider of telecommunication networking products and services in Częstochowa, Poland. The purchase price was 5,646,465 zloty paid in cash.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. Stream Cable TV obtained third-party valuations (Consulting Agency mgr Ryszard Grzywacz) of tangible assets:

Carrying value as at July 1, 2001
zloty
Current assets	168,794
Property, plant and equipment	1,416,475
Subscriber base	0.00
Total assets acquired	1,585,269
Current liabilities	(204,589)
Long-term debt	-
Total liabilities assumed	(204,589)
Net assets acquired	1,380,680

The Company revalued the assets of MTK to the fair value at the date of acquisition, as follows:
Financial Statement Value at July 1, 2001
$CDN
Current assets	65,190
Property, plant and equipment	755,384
Subscriber base	2,079,857
Total assets acquired	2,900,431
Current liabilities	(79,015)
Future income tax liability	(640,691)
Total liabilities assumed	(719,706)
Net assets acquired	2,180,725
Purchase price	2,180,725

Bielsat signed a preliminary agreement to purchase CATV company SAT-KOM Sp. z o.o. on May 8, 2000. At December 31, 2001 Stream Cable TV had advanced 900,000 zloty as a sign of good faith. It is a matter of availability of capital and profitability of other potential acquisitions, as to whether we complete this transaction. Accordingly we have made a provision of 900,000 zloty in the financial statements for the year ended October 31, 2001, in case that no final agreement is reached.

The third company valued by Evans and Evans, was GIM-SAT Sp. z o.o. ("Gim-Sat"). Although a desirable acquisition, it was impossible for the Company to commit to additional acquisitions in year 2000. On June 5, 2001 Stream Cable TV signed a preliminary agreement for the purchase of CATV company GIM-SAT Sp. z o.o. and paid advances to its shareholders (three individuals) amounting to 8,694,010 zloty ($2.1 million USD, $3.3 million CDN). The advances are refundable and no final agreement has been signed to date.

Stream Communication Sp. z o.o. is interested in purchasing additional cable TV networks but no final agreements have been signed. The company has carried forward the cost of the due diligence performed in August/September 2001 in deferred charges for an amount of 433,500 zloty. If the transaction is finalized these costs will be included as part of the acquisition cost, otherwise they will be written off.

Stream Cable TV's Business Strategy

Stream Cable TV's key strategies to achieve our business objectives may be summarized as follows:

a) To selectively buy existing subscribers from independent operators at discounted prices;

b) To build networks in areas where existing operators are unwilling to sell their subscribers to Stream Cable TV, or to build in areas that are not already wired;

c) To selectively acquire majority stakes in the companies of other independent operators (with minority buy-out options);

d) To reconstruct acquired systems generally using the latest technology, and to prepare them for the transmission of new services (including Pay-Per-View, Internet, Video-On-Demand and Internet telephony) and to deploy the best available equipment;

e) To secure appropriate financing on a timely basis for Stream Cable TV's capital expenditures program;

f) To create a strong corporate image, including logo, branded products and services (e.g. Stream Cable TV's own TV programming);

g) To offer customers an attractive range of services (e.g. Pay-TV, data transmission), both in terms of quality and price, and to become an innovative and respected market leader in the industry;

h) To implement sophisticated centralized customer care, billing, cash collection and support systems to both maximize customer satisfaction, and to tightly manage and control Stream Cable TV's subscriber base;

i) To recruit and train suitably skilled managers and other employees, including technicians, sales, marketing, customer service and finance; and

j) To obtain all necessary concessions, permits, approvals and franchise agreements on a timely basis.

Background to the Polish Telecommunications Market

The Polish Cable Television Industry

Prior to 1989, during the Communist political regime, the Polish government controlled and regulated the television industry. All frequency usage and channel offerings were limited principally to government broadcast programs. In the early years of the post-Communist era, there was no effective regulatory authority. This led to a proliferation of small cable operators building low-cost, poorly constructed cable systems in densely populated urban areas of Poland.

In more recent years, due in part to the growth of the economy and to the promulgation of cable industry regulations that have helped attract quality programming to Poland, the cable industry has developed rapidly, including through the entry of large cable operators such as @Entertainment and UPC (United Pan-Europe Communications), that have constructed high-quality cable systems with numerous channel offerings.

Nevertheless, the Polish cable market remains underdeveloped. As of December 31, 2001 there were approximately 4.35 million cable subscribers in Poland, out of 12.5 million television households. The Company believes that there are a considerable number of unserved locations in Poland, particularly in urban areas, that would be suitable for the construction of cable television networks and the provision of cable television services. Average monthly salaries as of December 31, 2001 are approximately 2061 zloty (approximately $503 USD), while the average monthly cable subscription rates of the five biggest Polish cable operators (including VAT) is 39.00 zloty (approximately $9.51 USD).

In addition, the Company believes that there is significant potential for further consolidation among Polish cable television providers. The Company believes that currently the top 12 operators (including Stream Cable TV) control approximately 60% of the built-out market, with the remaining 40% serviced by roughly 600 operators. The Company expects consolidation among these providers, particularly as smaller operators face the burden of compliance with regulations that set minimum technical standards for cable television networks and require payment for programming produced by others.

Polish Viewer Characteristics

Poland is Europe's seventh largest cable television market. Poland is also the largest single-language market in Central Europe. The Company believes that there are several reasons why Poland represents a favourable market for the provision of multi-channel cable services. Several characteristics that distinguish the Polish cable market from other cable markets include:

a) Viewer Demand

In 2001, Poland had one of the highest television viewing rates in the world, despite generally poor-quality reception and limited programming choices. In 2001, each Polish family, taken together watched an average of approximately 279 minutes (over four and a half hours) of television per day per household, as compared with averages of 263 minutes and 177 minutes per day per household in the United States and Germany, respectively.

b) Housing Density

Poland is one of the most densely populated countries in Central Europe. The housing market in Poland's urban areas is characterized by multiple dwelling units ("MDUs").

In many of Stream Cable TV's markets, housing densities exceed 400 homes per kilometre of cable plant, which results in extremely low build costs per subscriber. By comparison, the average housing density in the United States is 48 homes per kilometre of cable plant. In addition, the number and density of MDUs offer marketing and other cost benefits in terms of targeting, attracting and servicing customers and collecting subscription fees.

Many MDUs are owned or controlled by co-operatives, municipalities or private owners which frequently own a number of MDUs. The non-exclusive right to build a cable system in Poland is typically secured by reaching an agreement with the controller of the particular MDU and is not dependent upon the issuance of a franchise by a governmental authority. Reaching agreement with the controller provides the cable operator with the right to connect its system to all dwellings with the MDU. Stream Cable TV's agreement with such controllers generally have terms ranging from ten to 20 years and have optional renewal periods.

Stream Cable TV's Technology

Stream Cable TV's technology consists principally of networks it has been acquiring and upgrading. Its networks are, in general, modern two-way HFC cable networks.

Stream Cable TV controls 100% of its networks. Each is a two-way network of HFC cable with robust and scalable architecture. More than 75% of Stream Cable TV's networks are engineered for 860 MHz bandwidth. The lowest bandwidth of any Stream Cable TV network is 550 MHz.

Only about 8% of Stream Cable TV's networks are engineered for this lowest bandwidth. Because its networks are scalable, Stream Cable TV can add bandwidth as necessary by adding or replacing amplifiers. Its networks can transmit up to 94 analogue television channels and 68 radio stations.

No single piece of equipment that Stream Cable TV uses in its business is custom made. All equipment may be obtained from multiple suppliers, either inside or outside Poland. Stream Cable TV purchases high-quality equipment and fiber optic cable made to the highest industry standards.

Services and Fees

Stream Cable TV offers its customers cable television services and is beginning to offer high-speed Internet access in certain areas as well. Stream Cable TV desires to unify the channel offerings and pricing structures of all of its networks. While it has not yet achieved this unity across all of the networks that it has acquired, almost all of its networks offer (with regional variation) the following three program packages:

Broadcast Tier: encompasses 8 channels, including all four Polish national channels and Stream's own information channel;

Intermediate Tier: encompasses 18 channels, including all the above Broadcast Tier programs and five Polish terrestrial programs, four German programs and three French programs; and

Basic Tier: encompasses 45 channels, including all Intermediate Tier programs, Polish-language programs, German music programs, English-language information programs, other foreign language programs and certain pay channels.

The purpose of this tiered offering is to maximize penetration and also to encourage subscribers to move, over time, to higher priced tiers. In the future Stream Cable TV intends to offer premium packages of additional channels, including, for example, Canal+ or HBO.

At present, cable television fees in Poland are not regulated. Stream Cable TV is free to charge its customers fees that are acceptable to the market.

Because the regulatory authorities in Poland do not currently set or oversee retail prices for either cable television subscriptions or Internet access, Stream Cable TV is free to charge its customers the rates that its markets will bear. Because Stream Cable TV has acquired a number of networks with differing product offerings and pricing structures, it has been regularly raising its rates over the last year and has not experienced significant churn as a result. This increase in rates comes at the same time that Stream Cable TV is able to begin to control and reduce costs by operating its many networks on a centralised basis.

Across Stream's Cable TV's networks its current subscription prices at each tier are low compared to those of larger Polish cable television providers. Stream Cable TV expects to continue to increase its subscription prices across its networks until they are both uniform and in line with the broader Polish market given the quality of Stream Cable TV's programming.

Stream Cable TV broadcasts certain channels for which it pays no fee other than royalties under Polish copyright law. These channels are available either terrestrially or by satellite. Polish cable operators have access to more than 200 television channels from many satellites, the most popular of which are Eutelsat and Astra. Satellite digital free-to-air programs require only digital receivers at headends, which Stream Cable TV already has in place.

Stream Cable TV broadcasts all "must-carry" channels. Stream Cable TV also purchases some of its programming from a number of established international sources, as well as some newer suppliers. Stream Cable TV receives three of its more popular channels from Canal+, three from Turner and five from Discovery. All of these suppliers supply their programming under three to five-year contracts. Stream Cable TV purchases additional paid-for channels, including, for example, one from National Geographic.

As it grows its subscriber base, Stream Cable TV expects that it may be able to negotiate better prices for its paid-for programming.

Telecommunications Law

Telecommunications activities are regulated by the Telecommunications Act of 21 July 2000 ("Telecommunications Act"), which took effect on 1 January 2001. The Telecommunications Law governs telecommunications activities and technical conditions for equipment used for telecommunications activities. Telecommunications activities are generally defined as providing or making available telecommunications services and using telecommunications networks. Moreover, the Telecommunications Act contains detailed provisions concerning, among other items, telecommunications permits, radio consents, frequency allocations, privacy, network connections, co-operation among operators and infrastructure.

The Telecommunications Act also governs the Telecommunications Regulation Office (formerly known as the Telecommunications and Post Regulation Office), referred to as "URTiP". The Telecommunications Act replaced the Communications Act of 23 November 1990 which had a similar regulatory scope.

The Telecommunications Act provides that operators must obtain a permit to use the public telephone network and other public networks intended to broadcast or retransmit radio and television programs. Following an operator's application, the President of URTiP grants permits for ten to twenty five year periods. Permits entitle their holders to provide telecommunications services in all of Poland. Neither the Telecommunications Act nor the permit itself restricts the area of telecommunications activity or the kind of services the operator may provide.

If all of the conditions for acquiring the permit are fulfilled, the President of URTiP generally cannot deny the permit. However, the President of URTiP may refuse to issue a permit if the Telecommunications Act requires reservation of certain frequencies or if refusal is appropriate for national security reasons, among limited other reasons.

Once granted, the permit may be withdrawn only if (a) a valid judgement is entered prohibiting the operator to carry on the economic activity covered by the permit, (b) the operator ceases to fulfil the legal conditions precedent to acquiring the permit or (c) the operator is and remains in non-compliance with the provisions Telecommunications Act or its regulations. Furthermore, the President of URTiP may withdraw the permit if the operator violates any terms and conditions of the permit or violates administrative or judicial decisions issued under the Act. The President of URTiP also may withdraw the permit in its discretion if a decision to wind-up operator is made, the operator declares bankruptcy or the operator fails to make payments provided in the Act.

Under the Telecommunications Act, in some situations no permit is required. The Minister responsible for telecommunications may define, by ordinance, activities that do not require a permit. In such cases, operators are obliged to notify the activity in writing at least 28 days before the planned date of launching. Following the notifications, the President of URTiP issues a certificate of notification. Thus, it is important that Stream Cable TV holds the certificate of notification of operation of services of access to the internet in the area of Krakow.

Radio and Television Act

Cable television is also regulated by the Radio and Television Act of 1992. The Radio and Television Act established a regulatory body, the National Radio and Television Council ("KRRiT"). KRRiT's task is to supervise radio and television in Poland.

Under the Radio and Television Act, Stream Cable TV is obliged to register with KRRiT all of the television channels it retransmits through its cable networks. This obligation does not apply to "must-carry" Polish language channels only (which include channels of the Polish public television system).

Normally, when Stream Cable TV intends to add a new channel to its channel selection, it should provide notice of such addition to KRRiT and KRRiT will register that channel. However, within two months, KRRiT could refuse to register any new channel if that channel was in materially breach of the Radio and Television Act. KRRiT could also object to the registration if Stream Cable TV itself was in material breach of the Radio and Television Act.

Copyright Act

Stream Cable TV is also subject to the Act on Copyright and Neighbouring Rights of 1994 (the "Copyright Act")

Under the Copyright Act, Stream Cable TV is obliged to pay certain fees to the so-called "organizations of collective management of copyrights". Such organizations are non-government entities that represent copyright holders vis-à-vis, for example, broadcasters and cable television operators. This applies to Stream Cable TV as it retransmits through its networks intellectual property owned by others.

Steam Cable TV's Organization, Management and Personnel

As a Polish limited liability company, Stream Cable TV has two levels of management:

1. Management Board; and

2. Supervisory Board.

The Management Board has the responsibility of making all executive management decisions, while the Supervisory Board has the responsibility of periodically monitoring and approving the activities of the Management Board.

The Supervisory Board directors of Stream Cable TV are elected by the shareholders (Parent Company) at each annual general meeting of Stream Cable TV, or, in the event of a vacancy, they are appointed by the Supervisory Board of Directors then in office, to serve until the next annual general meeting of Stream Cable TV or until their successors are elected and ratified.

Management Board:

Stream Cable TV's Management Board currently comprises:

Adam Wójcik - President and CEO;

Dobroslaw Ploskonka - Vice President; and

Zbigniew Tragarz - Vice President.

Supervisory Board:

Stream Cable TV's Supervisory Board currently comprises of the following members:

Grzegorz Namyslowski

Stanislaw Lis

Andrzej Szweryn

Stream Cable TV Locations

Stream Cable TV currently rents 5,000 square feet in an office building, close to the center of Kraków and is considered adequate for the company's head office needs for the foreseeable future. The customer database and the call center (to manage customer calls) are also located here.

Stream Cable TV also maintains small separate offices in Rzeszów, Bielsko-Biala, Jaslo, Sanok and Czestochowa to act as a base for local customer service and sales representatives. These local offices will be connected with the head-office in Kraków and will be able to access its database on-line. Local television studios will be also placed in these towns.

Marketing

A main characteristic of the cable television business is that service is extremely localized and dependent on infrastructure (i.e. all customers must already be connected to an existing network). It can be difficult to encroach into a competitor's market and vice versa. In order to quickly build its subscriber base at the lowest cost, Stream Cable TV's strategy will be to acquire existing systems (and adopt them to the broadband two-way transmission) and to simultaneously build new lines (and over-build competitors).

Stream Cable TV's Targeted Markets:

Stream Cable TV intends to focus on the highly populated urban concentrations in Southern Poland Towns with over 10,000 inhabitants that are located in this region possess nearly 11.5 million inhabitants and 3.2 million homes.

Individual customers represent Stream Cable TV's most important immediate market, as the corporate customer market in Poland is currently negligible.

Multi-Dwelling Occupants: Multi-dwelling occupants are anticipated to represent the majority of Stream Cable TV's potential subscriber base. They are generally middle-income families with average monthly incomes of between 1,500 to 2,000 zloty ($366 to $488 USD, $550 to $733 CDN). One major advantage is that these multi-dwelling occupants are all concentrated in large apartment blocks, which will make both the unit network construction cost relatively small and also reduce average maintenance costs.

Competition to Stream Cable TV

The following large Polish cable television operators, who control in the aggregate approximately 50% of the existing Polish cable television market, have a limited presence in the markets that Stream Cable TV has targeted:

a) UPC Telewizja Kablowa S.A., a subsidiary of the European cable operator United Pan-Europe Communications, or UPC. UPC's cable subscribers are located in regional clusters encompassing eight of the ten largest cities in Poland.

b) Vectra, which has approximately 394,000 subscribers in Poland, operates its major systems in Wrocław, Wałbrzych, Bielsko Biała, Elbląg, Olsztyn, Słupsk, Białystok and 70 other towns around Poland.

c) Elektrim S.A., which has approximately 380,000 subscribers in Warszawa (Aster City), Kraków (Autocom) and Zielona Góra (ZTP).

d) Multimedia Polska S.A., which has approximately 360,000 subscribers in Poland, principally in Kalisz, Szczecin, Gorzów Wielkopolski, Lublin, Rzeszów, Gdynia, Torun and Plock.

Currently, less than 10% of Stream Cable TV's aggregate networks are overbuilt by any of these competitors. Therefore, even where they are operating in the same municipal markets as Stream Cable TV these competitors are typically not wiring the same subscribers.

Direct-to-home satellite television ("DTH"), which is widely available in Poland, is a television delivery system that competes with cable. There are currently two providers of high-quality DTH in Poland:

a) New Cyfra+, with about 620,000 subscribers (monthly fees in the range $12.90 USD to $27.60 USD); and

b) Polsat Cyfrowy, with about 280,000 subscribers (approximate monthly fee $ 7.00 USD).

Eight terrestrial channels are potentially available in Poland. These represent another source of competition for cable television. Nevertheless, terrestrial signal reception in all but the largest cities is so poor that most people are able to receive only a few of these channels. Stream Cable TV believes that the extensive national marketing conducted by these channels actually helps Stream Cable TV and other cable companies to win subscribers, because most Poles need some form of cable television in order to receive these channels clearly.

In addition to competition for subscribers, Stream Cable TV also faces competition for acquisitions. Currently, both Multimedia Polska and Vectra are seeking to grow though acquisition, including in southern Poland. Stream Cable TV believes that its financial condition and the reputation that Stream Cable TV and its management have developed in the industry for fair dealing in past transactions assist it in competing for acquisition targets.

Office

Stream Cable TV utilizes about 5,000 square feet of office space in Krakow, Poland, an increase from 1,000 square feet previously held. Stream Cable TV's rent is currently 46,532 zloty ($11,023 USD, $17,512 CDN) per month.

International Eco-Waste Systems S.A.

Overview of Eco-Waste

Eco-Waste was in the business of constructing and operating rendering plants in Poland. Eco-Waste does not currently have any rendering plants in operation; however, it was planned to construct three animal-waste rendering plants in Zabokliki, Torun and Rawa Mazowiecka, Poland. With the Company's main business now focused on cable TV, we have decided to sell off the business of Eco-Waste, considered not compatible with its business objectives.

History

On March 9, 2000, Eco-Waste entered into an agreement with the Danish company, K.E.A. Andersen Montage A-S ("Andersen"), pursuant to which Andersen agreed to supply all equipment for the construction of the rendering plant in Zabokliki, Poland. Andersen was also responsible for the assembly and testing of the rendering plant. When the BSE scare hit Europe and subsequently Poland, it was decided to turn the meat rendering facility into a meat incineration facility. Andersen agreed to supply different equipment to meet the needs of incineration instead of the original contract.

Eco-Waste could have financed the agreement with Andersen by way of a commercial loan obtained from Big Bank Gdansk S.A. ("Big Bank") on November 19, 1999. Pursuant to this loan, Eco-Waste may have obtained up to $7,150,000 USD ($10.7 million CDN, 29.3 million zloty) from Big Bank. The interest rate payable on the loan was 3% above WIBOR (Polish prime) during the construction phase and 2.5% above WIBOR (Polish prime) after completion of construction. This loan facility has expired and loan fees of $663,805 CDN relating to this loan were written off in the year ended October 31, 2000.

Eco-Waste was approached by a private equity fund, European Renaissance Capital ("Renaissance"), a division of Renaissance Partners Inc., managed by ABN AMRO bank, with a proposal to sell up to 50% of Eco-Waste for $6.7 million USD ($10.1 million CDN, 27.5 million zloty). In August of 2000 Eco-Waste signed a "Term Sheet" with Renaissance whereby Eco-Waste agreed to sell up to a 50% preferred, convertible equity interest to Renaissance for $6.7 million USD. This proposed investment, together with Eco-Waste's existing loan arrangement and future debt financings, was expected to enable Eco-Waste to accomplish its present business objective of building an aggregate of three rendering plants in Poland by 2003. The total capital expenditure to build the three rendering plants was expected to be approximately $33 million USD ($49.6 million CDN, 135.3 million zloty), excluding taxes and interest. The company did not follow through on this proposal.

Government officials in Poland to keep Poland free of so-called "mad cow" disease had implemented a total ban on the import of meat and bone meal (MBM) effective on February 6, 2001. The ban was implemented to prevent MBM used in the production of farm animal feed in the European Union from being re-exported to Poland via third countries. Poland already prohibits the import of beef and MBM from 11 EU countries where the disease, scientifically known as bovine spongiform encephalopathy (BSE), has been discovered. As the BSE crisis in the EU deepens, Poland has moved to further clampdown on imports of products that heighten the risk of Polish herds becoming infected with the disease.

Animal feed made with MBM is widely considered by experts as the most likely cause of BSE in cattle. BSE has been linked to the human form of Creutzfeldt-Jakob disease, which has led to the deaths of about 90 people in Britain, two in France and one in Ireland. Poland banned the use of MBM in feed for cattle two years ago. But the ban has not yet been extended to other farm animals, such as pigs and poultry, which are not considered at risk of contracting BSE.

On January 25, 2001, Prime Minister Jerzy Buzek announced a bipartite action plan worked out by an inter-ministerial government team formed last year following the spread of the disease to countries previously considered BSE-free. Under plan A, which will remain in effect as long as Poland remains BSE-free, veterinary inspectors will randomly test about 15,000 cattle sent to slaughter. In addition, since BSE is a neurological illness, all animals diagnosed with related disorders will be tested for the presence of the illness. Government officials estimate that the total number tested annually under this program will reach 18,000 and cost 10 million zloty ($2.43 million USD, $3.7 million CDN).

Plan B is a so-called "worst case scenario," drawn up in the event that BSE is discovered in Polish herds. Once put into motion, all cattle sent to slaughter will be tested for the presence of BSE that could cost as much as 100 million zloty ($24.3 million USD, $36.7 million CDN). The blueprint for Plan B calls for adding four more laboratories in Poland equipped to test for BSE. At present, Poland has only one lab in Pulawy.

In view of developments and uncertainty with BSE issues we took advantage of existing licenses and applied for and received an incinerator waste licence. Eco-Waste's incinerator license was formally receipted in February 2002, enabling Eco-Waste to operate a meat incineration facility in Zabokliki. As a result of our focus on cable TV and the operations of Stream Cable TV, we decided that the operations of Eco-Waste do not fit with our current objectives. As a result we have been entertaining several offers to sell Eco-Waste that we anticipate will close in the short-run.

Management and Employees

Management Structure:

As a Polish limited liability company, Eco-Waste has two levels of management:

    Management Board; and

    Supervisory Board.

The Management Board has the responsibility of making all executive management decisions, while the Supervisory Board has the responsibility of periodically monitoring and approving the activities of the Management Board.

The Supervisory Board directors of Eco-waste are elected by the shareholders (Parent Company) at each annual general meeting of Eco-Waste, or, in the event of a vacancy, they are appointed by the Supervisory Board of Directors then in office, to serve until the next annual general meeting of Eco-Waste or until their successors are elected and ratified.

Management Board:

Eco-Waste's Management Board currently comprises:

Zbigniew Tragarz - President and CEO

Waldemar Dziak, PhD - Vice President

Supervisory Board:

Eco-Waste's Supervisory Board currently comprises of the following members:

Edward Mazur

Grzegorz Namyslowski

Stanislaw Lis

Iwona Kozak

Zbigniew Tragarz - President:

Mr. Tragarz, a businessman, is a director of Castle Holding Limited (a Polish financial advisory services and trading company). Mr. Tragarz also acts as an advisor in Poland to INVESCO CEAM (a UK fund manager specializing in investments within Central and Eastern Europe).

Waldemar Dziak - Vice President:

Mr. Dziak has worked for 10 years in the Polish waste industry, including as the President of the Polish subsidiary of Lobbe GmbH (a leader in communal waste disposal in Germany).

Dariusz Sutarzewicz - Technical:

Mr. Sutarzewicz is a specialist sanitary engineer who has worked for 15 years in the Polish animal-waste processing industry. He has worked notably within the Polish Institute of Meat and Fat Research, and is a recognized expert in animal by-product rendering.

Competition

Local Competition: Our management believe that due to the new stringent environmental regulations, many meat producers will struggle to stay in the market, as they cannot afford to invest in more modern technology that will comply with the new regulations.

Foreign Competition: During 1998 three large foreign competitors commenced operations in the Polish market: DAKA a.m.b.a. (a Danish co-operative consisting of 23 members), Rethman (Germany) and Mateca (Germany). Management of the Company does not consider these companies to currently be a threat to Eco-Waste's plants at Zabokliki, Torun and Rawa Mazowiecka as these companies, to date, have concentrated their efforts on developing their operations in other parts of Poland. In addition, recent bans on meat and bone meal into Poland will confine operations resident only in Poland.

In this regard, our management expect that:

a) Daka a.m.b.a. will continue to consolidate its position in the north of Poland, where it already has a plant in Elblag, and will concentrate on extending its market there (e.g. Szczecin; Gdansk);

b) Rethman will continue to consolidate its position in the south of Poland, where it already has plants in Krakow and Rzeszow, and will concentrate on extending its market there (e.g. Katowice and Upper Silesia); and

c) Mateca will continue to consolidate its position in the southwest of Poland, where it already has a plant near Wroclaw, and will concentrate on extending its market there (e.g. Lower Silesia).

Environmental Regulations

Currently, we hold a valid hazardous waste license to incinerate waste meat products.

Office

Eco-Waste utilizes about 2,500 square feet of office space in Warsaw, Poland. Eco-Waste's rent is $4,033 CDN per month. In addition, Eco-Waste pays $1,155 CDN per month for office support that includes secretarial services, faxes, photocopier, computers, printers and utilities.

Real Estate

Our subsidiary, Eco-Waste, owns two pieces of real estate in Poland:

On May 9, 1997 Eco-Waste purchased 1,950 square meters (20,989.8 square feet) of land, which is located 18 kilometres away from downtown Warsaw. Eco-Waste paid 242,000 zloty ($69,000 USD, $99,600 CDN) for this land. This land is not currently being used and the intended purpose of this land has not been determined at this time.

On May 1, 1998 Eco-Waste purchased 3.3 ha of serviced land in Zabokliki, near Siedlce, Poland for 87,284 zloty ($26,000 USD, 41,000 CDN). This land is being used for the site of the first rendering plant. To October 31, 2000 we have spent $2,036,726 CDN on the construction of the plant.

PolVoice.com Sp. z o.o.

Telephony and Internet Provider in Poland

We and Messrs. Tadeusz Piwowar and Rafal Skrzeczkowski formed PolVoice on September 23, 1999. We paid 220,000 zloty ($76,956 CDN, $51,997 USD) for a 68.8% stake in PolVoice. During 2001, we converted loans of 1,888,500 zloty made by the parent into additional shares of PolVoice to increase our ownership to 95.5%.

PolVoice's business objective is to become an Internet, data transmission and VOIP provider in Poland.

PolVoice services will include VOIP services, data transmission, teleconferencing, web site development and maintenance.

PolVoice has received its telecommunications license as of August 22, 2000. PolVoice is in a position to offer its services to clients that includes data and voice transmission, Internet services, and web page design and maintenance.

We have not incurred costs related to the development or purchase of internal use software. We have technical expertise to modify existing systems, hardware and software, and to assist customers in interfacing with their equipment to other systems or equipment.

The only sources of revenue have been from Internet servicing and web site development.

Management Structure:

As a Polish limited liability company, PolVoice has two levels of management:

1. Management Board; and

2. Supervisory Board.

The Management Board has the responsibility of making all executive management decisions, while the Supervisory Board has the responsibility of periodically monitoring and approving the activities of the Management Board.

The Supervisory Board directors of PolVoice are elected by the shareholders (Parent Company) at each annual general meeting of PolVoice, or, in the event of a vacancy, they are appointed by the Supervisory Board of Directors then in office, to serve until the next annual general meeting of PolVoice or until their successors are elected and ratified.

Management Board:

PolVoice's Management Board currently comprises:

Zbigniew Tragarz - President and CEO

Rafal Skrzeczkowski - Vice President

Michal Piwowar - Vice President

Supervisory Board:

PolVoice's Supervisory Board currently comprises of the following members:

Edward Mazur

Grzegorz Namyslowski

Stanislaw Lis

Tadeucz Piwowar

Izabela Palotynska

Messrs. Piwowar and Skrzeczkowski are highly educated and experienced software developers and programmers. They have been appointed to the management positions of PolVoice and are responsible for the development of necessary software to provide the above services and to conduct proper marketing research and analysis that may allow PolVoice to develop efficient and successful marketing strategies.

Since October of 1999, Messrs. Skrzeczkowski and Piwowar have been working on the development of software that will allow PolVoice to offer Internet services in Poland. In November of 1999, PolVoice applied to the Ministry for Telecommunication in Poland for a license that is essential for PolVoice to operate in that sector in Poland. The success of PolVoice will depend on many internal and external factors such as:

a) Completion of effective proprietary software;

b) Obtaining the requisite telecommunications license;

c) The market acceptability of PolVoice software and services; and

d) Market demand.

PolVoice's management is currently testing various parts of its software and hardware with a selected insurance company in Poland. No time frame for the implementation has been established as the software, at this time, is far from being ready to be marketed commercially. Only when it is established that PolVoice's products and services are reliable and are of very high quality will management determine the marketing, distribution and pricing strategy for such products and services. Therefore, at this point it is impossible to predict any revenues that PolVoice might produce in the foreseeable future.

Sales and Marketing

PolVoice will sell its products and services by implementing two strategies: (1) direct sales, and (2) retail sales. Both of these strategies intend to be directed at medium to large companies with offices across Poland. The Company will focus its emphasis on financial institutions such as banks, brokerage houses and insurance companies for the use of PolVoice services.

With respect to direct sales, PolVoice will use a hired sales force for direct business-to-business sales (no sales to individual customers) that include apart from selling its software and hardware, the implementation and maintenance services. This will be backed by a promotional campaign across Poland, emphasizing PolVoice's professional services, image, superior quality of products and will include advertising in business magazines, direct mail-out, trial offers, etc.

Competition

PolVoice's main competitor is Telekomunikacja Polska S.A. ("Telekomunikacja Polska"), which is the largest telecommunications company in Poland. Telekomunikacja Polska had announced in the beginning of 2000 its intent to enter the telephony market in Poland as an alternative service to its traditional services.

Elektrim owns and operates an advanced Hybrid Fiber Coaxial (HFC) network that is capable of carrying voice, video and high-speed data traffic. Through the development of that network Elektrim introduced the first application of integrated telecommunications services in Poland. These two companies have a strong positioning in Poland, with a well-recognized brand name and financial resources. PolVoice will target a specific group of customers (medium to large financial institutions) in order to differentiate itself and its market.

Intellectual Property

PolVoice possesses a Telecommunications License from the Minister of Communications in Poland. This license allows PolVoice to offer its telephony service, data and voice transmission and Internet services.

Office

PolVoice utilizes about 2,500 square feet of office space in Warsaw, Poland. PolVoice's rent is $4,033 CDN per month. In addition, PolVoice pays $298 CDN per month for office support that includes reception services, faxes, photocopiers, printers and electricity.

EES Waste Solutions Ltd.

EES Waste Solutions Ltd. is currently an inactive business. It was initially established to provide tax efficiency.

General and Economic Conditions in the Country of Poland

Substantially all our business operations are conducted in the country of Poland. Poland aspires to join EU, and therefore needs to harmonize its legislature and trading practices with those of EU. There have been many reforms since 1989 in banking, taxation and commercial practices. As a result, in 1991 Poland signed an EU Association Agreement that initialised the free-trade system with EU member countries; in 1996 Poland became the 28th OECD member; by 1997 Poland was invited to join NATO, invited to begin negotiating EU membership. The tax system in Poland was modified and a new personal income tax was introduced in 1992. Aside from direct taxes such as personal income tax and corporate tax, there are indirect taxes: value added tax (VAT), various custom duties or employee security tax (ZUS). It is expected that Poland will join the EU within two years and adopt the Euro within four years.

There have been frequent changes in legislation concerning taxes and business practices as a result of adaptation to the needs of market economy. Generally, in Polish law the legal form takes precedence over the substance. Administrative rulings tend to follow the wording of the law and no attempt may be made to understand the underlying economic realities of transactions or the intentions of the legislation.

Standard & Poor's have given a "BBB+" rating to the country of Poland. A "BBB" rating indicates an adequate capacity to meet financial commitments.

The following table gives various key statistics on the country of Poland as compared to other European countries. Ranking is done on the basis of international reserves plus gold reserves less national debt per capita.
Financial Statistics of Selected European Countries - 2001
	Population (millions)	GDP per capita $USD	GDP growth rate	Inflation	International reserves excluding gold (billions $USD)	Gold reserves (millions of oz)	National debt (billions $USD)
Eastern Europe
Poland	38.6	8,500	1.1%	3.6%	26.562	3.306	57.00
Russian Federation	146.4	7,700	6.3%	20.6%	25.889	12.498	163.00
Slovakia	5.4	10,200	2.2%	12.2%	4.007	1.290	10.30
Romania	22.4	5,900	2.2%	45.7%	3.998	3.375	9.30
Czech Republic	10.3	12,900	2.5%	3.8%	12.956	0.446	21.30
Bulgaria	8.2	4,100	4.0%	9.5%	3.029	1.031	9.91
Hungary	10.2	11,200	5.5%	10.1%	10.483	0.101	29.60
Ukraine	49.8	3,850	6.0%	25.8%	1.456	0.454	10.30
Belarus	10.4	7,500	4.0%	168.6%	0.350	n/a	1.14
Republic of Moldova	4.5	2,500	(1.5%)	32.0%	0.227	n/a	0.90

Western Europe
Netherlands	16.0	24,400	4.0%	2.6%	8.484	29.315	0.00
France	59.6	24,400	3.1%	1.7%	32.800	97.245	106.00
Austria	8.1	22,700	2.9%	1.9%	13.140	12.137	31.70
Belgium	10.3	25,300	4.1%	2.2%	7.972	8.298	28.30
Germany	83.0	23,400	3.0%	2.0%	48.526	111.519	n/a
United Kingdom	59.6	22,800	3.0%	2.4%	41.772	14.860	n/a
Italy	57.7	22,100	2.7%	2.5%	24.966	78.829	n/a

Item 5 - Operating and Financing Review and Prospects

Overview

We prepare our financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principals (GAAP) reconciled to United States GAAP. Previously, the company reported as a development stage company that included a cumulative set of accounts since inception. A development stage company is a company that planned principal operations have not commenced or that has had no significant revenue from operations. Over the previous year, planned operations have commenced and the company has increased revenues to a significant level.

In prior years, the company's foreign subsidiaries were considered to be integrated foreign operations, which are financially interdependent with the reporting enterprise such that the exposure to exchange rate changes is similar to the exposure which would exist had the transactions and activities of the foreign operation been undertaken by the reporting enterprise. As such, the Canadian dollar was considered to be the subsidiaries' functional currency. Financial statements of the company's foreign subsidiaries were translated using the temporal method in prior years.

During the year, the Company recorded significant revenue and expenses and Polish Zloty became the subsidiaries' functional currency. To reflect this change in circumstance, the company adopted current rate method prospectively in this fiscal year. Exchange gains and losses arising from the translation of the financial statements of Polish subsidiaries are deferred and included in a separate component of shareholders' equity.

Currency fluctuations for the year ended October 31, 2001 are allocated on the balance sheet as an unrealized gain of $655,703 CDN. Previous years affected reported figures in the statement of loss and deficit negatively by $111,940 CDN for the year ended October 31, 2000 and negatively by $345,930 CDN and for the year ended October 31, 1999.

The core business of the company is considered to be its cable TV operations. During the year ended October 31, 2001, the company expended $2,725,120 CDN on cable TV acquisition as compared to total previous acquisitions of $4,031,346 CDN. Stream Cable TV's future business growth is expected to consist of buying subscribers from independent operators, building networks in areas where existing operators are unwilling to sell their subscribers to Stream Cable TV, buying interests in existing cable operations and reconstructing old systems by preparing them for the transmission of new services, including pay-per-view, internet, and video-on-demand.

Other endeavours by the company involve PolVoice, that since October 1999 has been working on the development of software and hardware to allow it to offer Internet services in Poland.

On March 2, 2000, Eco-Waste received its final Civic Work Permit for the construction of its initial rendering plant in Zabokliki, Poland. The permit includes the first license for utilization of meat waste in Poland since 1983. Subsequent to receiving the license, Eco-Waste entered into a purchase agreement with KE Andersen Montage A/S of Denmark for the supply, assembly, testing and commissioning of the "Andersen Process". The Andersen process is used extensively throughout Western Europe to utilize or sterilize meat waste and to produce bone and meat meal. The contract price was $6.2 million USD ($9.9 million CDN). The Company expended a total of $2,179,861 CDN on land acquisition, plant construction and equipment at October 31, 2001. Work completed on the Zabokliki site, include utilities (gas, electricity, pure-water and wastewater), a weight bridge for raw materials, municipal sewage and factory wastewater, a building, fencing, internal and access roads. On December 4, 2000 the European Union's representatives announced that new regulations for rendering plants and meat handling are being rewritten as a result of beef contamination from bovine spongiform encephalopathy (BSE). The company applied and received a hazardous waste licence to operate an incinerator plant. In view of the company's focus on cable TV, the board has decided to dispose of the operations of Eco-Waste. Several interested parties have stepped forward and it is anticipated that an offer will be accepted shortly. The book value of the Eco-Waste assets is $2,306,051 viewed by management as below fair value.

Results of Operations

Year ended October 31, 2001 Compared to Year Ended October 31, 2000

Revenue from operations was $2,094,118 CDN, an increase of $1,761,334 CDN over the previous year. The operating loss was $2,654,125 CDN in 2001 as compared to $2,553,497 CDN in 2000 as compared to $1,260,250 CDN in 1999. With the change in status of Eco-Waste, being designated for sale, the figures for Eco-Waste are shown in the financial statements as discontinued operations. The discontinued operations of Eco-Waste are recorded at $1,879,435 CDN for the year ended October 31, 2001, $1,612,680 CDN for the previous year and $585,700 CDN for 1999. The total loss in 2001 was $4,533,560 CDN as compared to $4,166,177 CDN in 2000 as compared to $1,845,950 CDN in 1999.

In the operating numbers and discontinued operations, the total loss includes a write-down of deposits of $409,783 CDN and additionally a future tax recovery of $640,691 CDN. The write-down of deposits reflects a provision for a deposit of 900,000 zloty made on cable TV assets may not be acquired. A future income tax liability of $640,691 CDN arose from the acquisition of MTK, where the value of intangible assets (subscriber base) was determined by fair value.

The increased operations of Stream Cable TV have increased costs accordingly, however total general and administrative costs are down 9% from the previous year. Head office costs include $162,000 CDN in financial due diligence fees, accounting and auditing costs have increased 130% to $280,000 CDN and rent increased 99% to $411,509 CDN for the year ended October 31, 2001 from expansion. Other costs are similar to the previous year, with no remarkable differences. The net loss from continuing operations includes the costs for Stream Cable TV and PolVoice where PolVoice was relatively a low cost.

Pursuant to a preliminary agreement to purchase CATV company SAT-KOM Sp. z o.o the Company had advanced 900,000 zloty as a sign of good faith. It is a matter of availability of capital and profitability of other potential acquisitions, as to whether we complete this transaction. Accordingly we have made a provision of $409,783 CDN in the financial statements for the year ended October 31, 2001, in case that no final agreement is reached.

Amortization of property, plant and equipment jumped from $158,342 CDN in 2000 to $553,914 CDN in 2001. This is the first full year of amortization on the cable television network equipment.

The statement of operations and deficit is displayed in a different format this year reflecting the growth of the company. This year we have shown earnings before interest, taxes and amortization, with a breakdown between major operating categories. In previous years, an accounting breakdown was given.

The company has completed the acquisition of Miejska Telwizja Kablows Sp. z o.o. ("MTK") The acquisition was accounted for by the purchase acquisition method. From an initial deposit on June 19, 2000 to a final payment on July 22, 2001, a total of $2,180,725 CDN was paid for 100% of the share capital of MTK.

At the time of acquisition the fair value of the assets and liabilities of MTK were:
Cash and cash equivalents	$ 11,442 CDN
Accounts receivable	53,748
Property, plant and equipment	755,384
Intangible assets (subscriber base)	2,079,857
Accounts payable and accrued liabilities	(79,015)
Future income tax liability	(640,691)
Acquisition cost	$ 2,180,725

During 2001, the company commenced planned operations in providing cable TV and related cable services. The previous business of meat waste rendering was interrupted when the European Commission imposed a ban on meat and bone meal products due to the risk of Bovine Spongiform Encephalopathy ("BSE") spread by these products. The Company changed direction in regards to the meat rendering business to avoid liability and uncertainty from the fallout from BSE and applied to change its hazardous waste licence to an incinerator licence. The Company is ready to commence operations, but has decided to sell this business, as it does not fit with its cable service business.

The statements of operations for the discontinued business operations of Eco-Waste are:
Year ended October 31	2001 ($ CDN)	2000 ($ CDN)	1999 ($ CDN)
Expenses	$ 407,582	$ 754,927	$ 482,812
Interest expense	701	901	1,968
Amortization	101,786	4,401	4,509
Amortization of deferred charges	-	309,300	103,100
Foreign exchange loss (gain)	-	38,079	(96,158)
Interest income	(6,227)	-	(24,265)
Construction contract penalty (recovery)	-	(234,291)	113,734
Write-down of assets	241,343	75,558	-
Write-off deferred financing charges and start-up costs	1,134,250	663,805	-
Loss from discontinued operations	$ 1,879,435	$ 1,612,680	$ 585,700

The balance sheets for the discontinued business operations of Eco-Waste are:

Year ended October 31	2001	2000
Current assets	$ 102,817 CDN	$ 532,277 CDN
Property, plant and equipment
Land	132,004	146,184
Buildings	572,328	53,051
Automotive	35,232	10,717
Equipment, furniture and fixtures	172,430	9,943
Plant construction in progress	1,303,099	1,742,393
Start-up costs	-	1,134,250
VAT receivable	63,813	301,007
Current liabilities	(75,672)	(417,694)
Net assets of discontinued operations	$ 2,306,051	$ 3,512,128

Year ended October 31, 2000 Compared to Year Ended October 31, 1999

We had revenue from operations for the first time in the year ended October 31, 2000. Revenues generated from cable operations in Stream Cable TV late in the year amounted to $318,198 CDN and from PolVoice in the amount of $14,586 CDN. Revenues have been generated from Stream Cable TV's acquisition of cable assets. These revenues are not considered significant and the Company continued to record its accounts as a development stage company. The operating loss was $2,553,497 CDN in 2000 as compared to $1,260,250 CDN in 1999. The total loss in 2000 was $4,166,177 CDN as compared to $1,845,950 CDN in 1999. We depend on sources of capital from equity financing to continue operations where we will incur losses until sufficient cash flow is achieved. The increase in the losses from 1999 to 2000 are from our business development carried on in Poland; including Eco-Waste's continuation of the development of the rendering plant in Zabokliki, the establishment of PolVoice in September 1999, and the multimedia venture with Stream Cable TV in October 1999. In the decision in 2001 to discontinue the operations of Eco-Waste, the losses for the years of 2000 and 1999 include losses from continued operations and the loss form the discontinued operations of Eco-Waste. The net loss from discontinued operations in 2000 was $1,612,680 CDN and in 1999 it was $585,700 CDN. Accordingly the net loss from continuing operations includes Stream Cable TV and PolVoice.

The general and administrative costs increased significantly from $1,163,742 CDN in 1999 to $2,574,193 CDN in 2000. With Stream Cable TV being established in October 1999, the effect of the Stream Cable TV is evident where Stream Cable TV was adding infrastructure costs.

Within the general and administrative costs, PolVoice incurred consulting fees of $151,584 CDN in 2000 as compared to nil in 1999. Consulting expense was the use of external consultants to determine various technical and designs of Internet telephony.

The amortization of deferred charges increased $206,200 CDN from $103,100 CDN in 1999 to $309,300 CDN in 2000 and an amount of $663,805 CDN was written off as a non-operating expense pursuant to loan arrangements with BIG Bank Gdansk expiring. This is reflected in the loss from discontinued operations shown in note 4 to the financial statements.

Amortization of capital assets increased from $20,229 CDN in 1999 to $158,342 CDN in 2000. The increase results primarily from additions to cable television network equipment of $4,549,225 CDN in 2000.

Difficulties with Thermo-Tech Technologies Inc. ("Thermo Tech") that started a number of years ago was resolved in the year ended October 31, 2000 where we agreed to receive a settlement of $500,267 CDN being the cost paid for the licence. In 1998 we commenced a legal action in the Supreme Court of British Columbia against Thermo Tech, to enforce the provisions our existing licensing agreement with Thermo Tech, which contemplated the construction and operations of thermophilic plants by us in Poland and elsewhere in Central Europe. We won our lawsuit against Thermo Tech and hold the technology rights under the licensing agreement. As a result of the prolonged litigation, we selected an alternative technology, produced by K.E.A. Andersen Montage from Denmark and begun the permitting process to construct a rendering plant in Zabokliki in Poland. Subsequent to October 31, 2000, we received the sum of $500,267 CDN from Thermo Tech.

Losses from Stream Cable TV and PolVoice are reduced by the minority interest that are shown as non-controlling interest which increased from $12,258 CDN in 1999 to $188,920 CDN in 2000.

Interest income decreased from $289,357 CDN in 1999 to $76,995 CDN in 2000. In previous year, we had cash deposits on hand of $3,425,384 CDN, whereas in the year ended October 31, 2000, we had a cash balance of $440,497 CDN. The average cash balance we had in 2000 was $1,547,207 CDN; and in 1999 the average was $5,960,934 CDN.

Year Ended October 31, 1999 Compared to Year Ended October 31, 1998

Our administrative expenses for the year ended October 31, 1999 were $1,163,742 CDN compared to $1,158,011 CDN for the year ended October 31, 1998.

Within the general and administrative costs, a decrease in rent expense of $84,257 CDN in 1999 is largely from the discontinuance of temporary office space held in Poland in 1998. In 1998, office space in Warsaw was at a premium. Legal expenses were $140,874 CDN in 1999 and $255,153 in 1998 mainly from the cost of legal action against Thermo Tech.

Other significant items in the period include a foreign exchange loss of $345,930 CDN (1998 - gain $716,170 CDN) due to cash being held in U.S. dollars and a strengthening Canadian dollar exchange rate.

Interest income decreased 136,651 CDN from $450,273 CDN in 1998 to $313,622 CDN in 1999. In previous year, we had cash deposits on hand of $8,029,194 CDN, whereas in the year ended October 31, 1999, we had a cash balance of $3,425,384 CDN. The average cash balance we had in 1999 the average was $5,960,934 CDN; and in 1998 the average cash balance was $8,294,730 CDN.

Within the loss from discontinued operations, an increase in consulting fees of $218,207 CDN in 1999 is largely from the discontinued operations of Eco-Waste that involved external consultants in regard to design costs. Also the Company incurred a construction contract penalty of $113,734 CDN (1998 - $185,000 CDN) as a result of delays in starting its rendering plant project.

Differences Between Canadian and United States Generally Accepted Accounting Principles and Effects of Recent Accounting Pronouncements

Our financial statements are prepared in accordance with Canadian GAAP (Generally Accepted Accounting Principles) and reconciled to US GAAP. Differences are shown in note 17.

Expenditures incurred during the start-up of a new facility prior to commencement of commercial operations are capitalized under Canadian GAAP. Under US GAAP, these costs are expensed. For the year ended October 31, 1999, $1,443,550 CDN in start-up costs relating to Eco-Waste were capitalized under Canadian GAAP. These costs have been written off in total at October 31, 2001.

Recently the Canadian Institute of Chartered Accountants issued standards #3465 - Income Taxes, which requires the adoption of the liability rather than the deferral method of accounting for income taxes wherein accumulated tax balances are adjusted to reflect changes in tax rates. The new Canadian standard is consistent with the US rules.

Comprehensive income - US GAAP requires disclosure of comprehensive income which comprises income and other comprehensive income. Comprehensive loss for the company consists of net loss and other comprehensive income, being foreign exchange adjustment of $655,703 (2000: $nil, 1999: $nil).

The Financial Accounting Standards Board issued FAS No. 142, Goodwill and other intangible assets in June 2001. FAS No. 142 requires intangible assets with an indefinite life and goodwill to be tested for impairment on an annual basis. Goodwill and indefinite life intangibles will no longer be amortized. Intangible assets with a definite life will continue to be amortized over their useful lives. FAS No. 142 is effective for financial statements issued for fiscal years beginning after December 15, 2001. Under the impact of FAS No. 142, amortization of 5% of goodwill and intangibles having a net book value of $2,278,806 CDN will no longer be charged. Any impairment to these assets in the future will be charged as an expense.

The Financial Accounting Standards Board issued FAS No. 143, Accounting for Asset Retirement Obligations in June 2001. FAS No. 143 requires that asset retirement obligations be recognized as a liability, measured at fair value. The associated retirement costs are capitalized and amortized over the asset's useful life. FAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The company is currently considering the impact of FAS No. 143.

The Financial Accounting Standards Board issued FAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. FAS No. 144 requires that an impairment loss should be recognized if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value for assets in use. The standard also changes the criteria for classification of operating results as discontinued operations. FAS No. 144 is effective for financial statements issued for fiscal years beginning after December 14, 2001. The company is currently considering the impact of FAS No. 144.

Liquidity, Capital Resources and Subsequent Events

During the year ended October 31, 2001, the company raised $347,300 CDN from the exercise of stock options and $6,983,523 CDN from private placements. At December 31, 2001, the company raised an additional $2,525,338 CDN. The following schedule gives a breakdown of the private placements at October 31, 2001 and December 31, 2001.

	Number of Units	Price ($CDN)	Amount ($CDN)	Cash Commission ($CDN)	Net ($CDN)
Private placement	901,286	1.75	1,577,251	75,273	1,501,978
Private placement	300,000	1.60	480,000		480,000
Private placement	2,259,295	1.60	3,614,872	8,000	3,606,872
Private placement	819,625	1.60	1,311,400		1,311,400
October 31, 2001	4,280,206		6,983,523	83,273	6,900,250
Private placement	1,240,705	1.60	1,985,128	35,770	1,949,358
Private placement	121,250	1.60	194,000		194,000
Private placement	125,000	3.15	393,800	11,820	381,980
December 31, 2001	5,767,161		9,556,451	130,863	9,425,588

During the year ended October 31, 2000, 3,504,150 common shares were issued from the exercise of stock options, a private placement and the exercise of warrants that raised $6,507,025 CDN less issue costs of $229,375 CDN for a net to the treasury of $6,277,650 CDN.

Type	Shares	Price ($CDN)	Gross - ($CDN)	Commission - ($CDN)	Net - ($CDN)
Stock options	1,480,000	$1.41	$2,086,800		$2,086,800
Stock options	715,000	$1.59	$1,136,850		$1,136,850
Private placement	1,255,000	$2.50	$3,137,500	$169,000	$2,968,500
Private placement finders fees	24,150	*
Warrants	30,000	$2.85	$85,500		$85,500
Total	3,504,150		$6,446,650	$169,000	$6,277,650

* deemed value at $2.50 per share for total of $60,375 CDN

Stock options were exercised at $1.41 per share for 1,480,000 shares and at $1.59 per share 715,000 shares for a total of $3,223,650 CDN. In July 2000, a private placement was completed of 1,255,000 units, consisting of one common share and a one-half share purchase warrant at $2.50 CDN per unit for proceeds of $2,968,500 CDN net of issue costs. The share purchase warrants are priced at $2.85 CDN per share for a period of two years. In October 2000, 60,000 warrants were exercised to purchase 30,000 common shares for a total of $85,500 CDN. In the previous year the only issuance of share capital was 50,000 warrants exercised at $1.38 CDN each for a total of $69,000 CDN.

Liquidity of our assets has improved since the previous year with an increase in cash flow, but our working capital is still insufficient. With continued equity investment from private placements we expect to acquire cash flow assets to further increase our cash flow. Our plans are to raise additional equity money and regularize cash flow before raising funds from debt issues. In addition we expect the sale of Eco-Waste will contribute as least $2 million CDN.

Our working capital at October 31, 2001 was a negative $501,856 CDN down from the previous year by $1,276,488 CDN. An additional $7,247,550 CDN was raised through the exercise of stock options and private placement of equity, where $5,036,607 CDN was invested into cable TV acquisitions, plant and equipment. The balance was used in operations.

Our working capital as at October 31, 2000 was $889,214 CDN being down by $2,934,624 CDN from the previous year ended October 31, 1999 when the working capital was $3,823,838 CDN. With the capital we raised in 2000 of $6,277,650 CDN, we had a total of $10,101,488 CDN in funds available. Funds were used in operations for a total of $3,136,458 CDN, the purchase of capital assets for $5,113,561 CDN and advances to purchase cable networks for a total of $921,515 CDN.

During the year ended October 31, 1999, on December 16, 1998, we issued 50,000 shares at $1.38 CDN per share for cash proceeds of $69,000 CDN from the exercise of share purchase warrants. In comparison, during the fiscal year 1998, we issued the following securities: On March 12, 1998, 100,000 shares at $0.92 CDN per share for total cash proceeds of $92,000 CDN; and on June 11, 1998, 120,263 shares at $0.83 CDN per share for total cash proceeds of $99,818 CDN.

We had cash and cash equivalents on hand of $3,425,384 CDN at October 31, 1999 compared to $8,029,194 CDN at October 31, 1998. It is significant to note that in the year ended October 31, 1997, we issued the following securities: 10,269,417 shares for a total amount of $9,279,367 CDN from a private placement, 1,268,354 shares for a total of $877,524 CDN from exercise of warrants and 180,000 common shares for a total of $212,000 CDN from exercise of stock options. During the year 1999, our cash and cash equivalents changed from $8,029,194 CDN in 1998 to $3,425,384 CDN in 1999. The decrease of $4,603,810 is mainly from cash used up in the loss for the year of $1,845,950 CDN, the purchase of capital assets of $699,306 CDN and start-up and financing charges (deferred charges) of $2,062,200 CDN.

PolVoice has had marginal revenues in 2001 and 2000. It is not expected that PolVoice will be self sufficient from operations and that it will continue to need financial assistance from its parent. PolVoice requires an estimated $50,000 CDN for business development. In addition, we have administrative expenses in the parent Company estimated to be $1.345 million CDN for the next fiscal year.

VAT receivable of $301,007 CDN was reflected as a non-current asset in discontinued operations in 2000 that was largely collected in 2001. The balance of $63,813 CDN is considered to be recoverable. VAT is a 22% sales tax levied in Poland. Our subsidiaries pay VAT on the purchase of goods and must collect VAT on sales. When our purchases exceed our sales, we have more VAT paid than collected from sales to customers. If we have enough sales within three years of having a VAT credit, then we can utilize the credit to reduce the sales tax we would otherwise pay to the government. Under Polish law, VAT can be carried forward for 36 months, after which time, if there is no output VAT to offset the input, the credits are lost. The VAT offset cannot be refunded, but can be offset against VAT on sales. At each year-end we determine the status of the amount of VAT that can be offset. Any amounts of VAT paid on purchases that are older than three years and therefore cannot be utilized to reduce VAT on sales will be written off.

Although Eco-Waste is considered to be a discontinued asset, it is nonetheless important to reflect on the history of this asset. Previously it was expected that Eco-Waste would require $10 million to complete its construction of its plant at Zabokliki. Eco-Waste was approached by a private equity fund, European Renaissance Capital ("Renaissance"), a division of Renaissance Partners Inc., managed by ABN AMRO bank, with a proposal to sell up to 50% of Eco-Waste for $6.7 million USD ($10.1 million CDN, 27.5 million zloty). In August of 2000 Eco-Waste signed a "Term Sheet" with Renaissance whereby Eco-Waste agreed to sell up to a 50% preferred, convertible equity interest to Renaissance for $6.7 million USD. This proposed investment, together with Eco-Waste's existing loan arrangement and future debt financings, was expected to enable Eco-Waste to accomplish its business objective of building an aggregate of three rendering plants in Poland by 2003. The total capital expenditure to build the three rendering plants was expected to be approximately $33 million USD ($49.6 million CDN, 135.3 million zloty), excluding taxes and interest. This information is contained to give the reader an understanding of some of the history of Eco-Waste and the transition the company made. Presently Eco-Waste is considered a discontinued operation and is in the process of being sold. It is expected that Eco-Waste will be sold in excess of its book value of $2.3 million CDN. We anticipate a sale of Eco-Waste before June 30, 2002. The proceeds from the sale will be used for general corporate working capital purposes.

A company with foreign share holding formed in Poland is under Polish law and treated in the same manner as a company with Polish share holding. Full repatriation of after-tax profits and capital is allowed, and companies with 100% foreign participation are permitted. Capital introduced into Poland by foreign investors may be freely withdrawn. Full repatriation of profits and divided payments is allowed without obtaining a permit. Companies must account for withholding tax to the Polish Tax authorities on any distributed dividends unless a treaty provided otherwise. To avoid double taxation, Poland has devised tax treaties with more than 60 countries.

Our senior management establishes our overall funding and capital policies, monitors the availability of sources of financing and reviews the foreign exchange risk. We will continue to raise funds by way of private placements in our capital stock, exercise of stock options and warrants, sale of equity in its subsidiaries, and mortgages and loans, although there can be no guarantee that such funds will be available in the future. We have received the majority of funding by way of private placement of our common shares. For the years ended October 31, 1997 to 2001, through private placements we have raised in excess of $12 million of which 67% of the placees were investment funds, namely Invesco International Limited, Regent CIS Fund, US Global Accolade, East European Fund and Manulife Regent Global Fund. We intend to continue our relationship with these funds and also intend to pursue other funds, particularly those with interests in Eastern Europe. We expect to accomplish this by way of visitation and market awareness programs.

ITEM 6 - Directors, Senior Management and Employees

Our board of directors is elected by our members as indicated in our memorandum of association. Directors have not entered into any service agreements and do not receive any remuneration. Our executive officers are appointed by our board of directors and have service agreements with our Company. The normal notice period for executive officers is 12 months. In the case of Stream Cable TV, Eco-Waste and PolVoice, the Supervisory Board is elected by its members (Parent Company) and the Supervisory Board appoints the management. The following sets out our directors and officers of our Company:

Directors and Senior Management

The Company
Stanislaw L. Lis - 50 yrs	President, CEO, Director
Edward Mazur - 48 yrs	Chairman of the Company, Chairman of Supervisory Board
Iwona Kozak - 39 yrs	Corporate Secretary, Director
Casey Forward, CGA - 48 yrs	Chief Financial Officer
Grzegorz Namyslowski - yrs	Vice President, Business Development, Director
Chuck Correll - 47 yrs	Vice President of Finance, Acquisitions
Glen Little - 48 yrs	Director
Stream Communications Sp. z o.o.
Adam Wójcik - 47 yrs	President and CEO
Dobroslaw Ploskonka - 34 yrs	Vice-President
Zbigniew Tragarz - 50 yrs	Vice-President
Andrzej Szweryn - 47 yrs	Supervisory Board
Stanislaw L. Lis	Supervisory Board
Grzegorz Namyslowski	Supervisory Board

International Eco-Waste Systems S.A.
Zbigniew Tragarz	President
Waldemar Dziak, PhD - 43 yrs	Vice President
Edward Mazur	Supervisory Board
Stanislaw L. Lis	Supervisory Board
Grzegorz Namyslowski	Supervisory Board
Iwona Kozak	Supervisory Board
PolVoice. Com Sp. z o.o.
Zbigniew Tragarz	President
Rafal Skrzeczkowski - 26 yrs	Vice President
Michal Piwowar - 22 yrs	Vice President
Edward Mazur	Supervisory Board
Stanislaw L. Lis	Supervisory Board
Grzegorz Namyslowski	Supervisory Board
Tadeusz Piwowar	Supervisory Board
Izabela Palotynska - 33 yrs	Supervisory Board

Stanislaw L. Lis

Mr. Lis became a Director of the Company on February 25, 1994, the Company's current President effective on February 25, 1994 and the Company's current Chief Executive Officer effective on April 23, 1999. Educated in Poland, Stanislaw Lis emigrated to Canada in 1976 and continued studies in administration and the securities industry at Simon Fraser University in Vancouver. Mr. Lis worked in corporate finance at Allcorp, a Vancouver holding company in the early 1980's, and in 1988 he founded International UNP Holdings, an investment company that acquired and financed Polish state enterprises. In 1992, Mr. Lis formed a joint venture between Emergency One of the USA and WSK Mielec of Poland to manufacture and sell fire engines to Poland.

Edward A. Mazur

Mr. Mazur brings to the company over 30 years of domestic and international experience in the areas of technology applications and investments. His international experience has been primarily devoted to Eastern Europe, specializing on Poland. Mr. Mazur provided consulting services for major U.S. and European corporations. In the 1990's, Mr. Mazur served as the Counter-Trade Division Representative in Poland for the worldly renowned Cargill International S.A. in Geneva, Switzerland. His prime responsibilities were on the purchase and/or sale of commodities, goods, and services in counter-trade and barter transactions, as well as, the development of counter-trade business. In addition, Mr. Mazur was the Counter-Trade Representative for John Deere Export, a Division of Deere & Co., in Mannheim, Germany. He provided promotion and marketing of John Deere products in Poland, and ensured that a favourable image of John Deere and its products was established in Poland. At the beginning of his business venture, Mr. Mazur was the Assistant General Manager for U.S. based A.G. McKee & Co., later known as Davy McKee Corporation, where he was responsible for marketing and technology transfers in other countries, mainly concentrating on Poland, covering four basic industrial fields: 1) food and pharmaceutical, 2) non-ferrous metals, 3) ferrous metals, and 4) chemical and petrochemical. Mr. Mazur received a Bachelor of Science in Electrical Engineering at the Chicago Technical College in 1969.

Iwona Kozak

Ms. Kozak became a Director of the Company on March 1, 1996 and the Company's current Secretary effective on April 23, 1999. Born in Poland, Iwona Kozak has resided in British Columbia since 1984. Ms. Kozak obtained a diploma in marketing at the British Columbia Institute of Technology and has extensive experience in the marketing and public relations fields. Ms. Kozak honed her leadership, business, and networking skills as a co-founder and President of the British Columbia Chapter of the Canadian Polish Chamber of Commerce. From 1993 through 1995, Ms. Kozak published the trade magazine Partners with Poland and she advised various Canadian companies on establishing a presence in the Polish market.

Casey Forward, CGA

Mr. Forward became the Chief Financial Officer on January 18, 2001. He is a Certified General Accountant in Canada since 1985 as a sole practitioner. His practice included public companies in Canada, United States and Great Britain. He has also owned several private businesses in Canada in land development, general construction and a public storage and trucking company. He is a member of the Certified General Accountants of Canada and the United States Financial Accounting Foundation.

Grzegorz Namyslowski

Mr. Namyslowski is a graduate of Warsaw Technical University holding a Master of Science degree in Engineering. He held the post of Chief Designer responsible for design and construction of Poland's major power plants in the 1970s. He was appointed a senior manager with Solco Base, a Swiss-owned pharmaceutical plant in Warsaw.

He has been an active associate of INVESCO since 1986 and serves as Vice President and member of the Board of Directors of Castle Holdings Ltd. of Warsaw, a consulting company with expertise in facilitating development of privatisation in Polish industries."

Chuck Correll

Chuck Correll, 47, has been in Executive Management positions providing financial, strategic and operational expertise to International Cable Television Operators, ISPs, Broadband Service Providers and others intensively for the last 15 years. Appointed in April 2002, he brings cable television expertise, corporate finance and international relationships to the Company. Mr. Correll was the strategist for UnitedGlobalCom, Inc., the largest international broadband communications provider of video, voice and data services, with operations in 25 countries, where he was instrumental in the strategic development of the company's transition from cable television operations to full service provider status through a combination of internal strategic development and external opportunity pursuit through acquisitions, upgrades and new product development and deployment. As a senior executive at Callahan Associates subsidiary Nupremis, Inc. (a full-service provider of value added services to Broadband Providers), Mr. Correll secured a number of joint venture/revenue share relationships with carriers such as Pangea Networks in Europe, key integrators such as KPMG Consulting, Sun, Oracle and others. Mr. Correl has spoken at numerous industry conferences in the US and abroad and is published by MultiChannel News and other industry media.

Glen Little

Glenn Little is President of Jackson Little Holdings Ltd., a commercial trucking company operating in British Columbia. Since coming aboard in 1993, Mr. Little has been responsible for all secretarial and administrative matters at our head office in Vancouver and his role included responsibility for establishing and maintaining relations with the company's growing number of shareholders in North America.

Adam Wojcik, PhD

Adam Wojcik was appointed in October 1999. Adam Wojcik obtained his Ph.D. in mathematics from Jagiellonian University in Krakow in 1978. From 1993 to 1999, Mr. Wojcik worked with Polska Telewizja Kablowa, (Polish Cable TV), a subsidiary of @Entertainment, Inc. In 1997, Mr. Wojcik was elected a Director and Vice President of Polska Telewizja Kablowa Operator, responsible for licensing and all major acquisitions of cable systems in Southern Poland. Mr. Wojcik is a recipient of the Scientific Secretary of Polish Academy of Sciences Award and has been a guest speaker at universities in Sweden, France, and the United States.

Dobroslaw Ploskonka

Dobroslaw Ploskonka was appointed in October 1999. He has worked in the Polish Internet business for the last two years and has successfully established Kraknet S.A., an Internet services provider in Kraków. Mr. Ploskonka also has real estate business interests and is very conversant with the procedures to obtain building permits, etc. Mr. Ploskonka also has very good relationships with many housing co-operatives throughout Southern Poland.

Zbigniew Tragarz

Zbigniew Tragarz was appointed to Eco-Waste in 1997, to PolVoice in September 1999 and to Stream Cable TV in October 1999. Educated at Warsaw Technical College where he earned a degree in electronics, Zbigniew Tragarz continued postgraduate studies in foreign trade. Assigned to the Polish Commercial Counsellors Office in New Delhi for three years, Mr. Tragarz was the resident advisor for the electronics components trade. In 1986, Mr. Tragarz accepted a position as Projects Export Manager with Polkolor, a major electronics production plant where he supervised the company's interests in export and investment in Turkey, China, and the USA. In 1990, he became an associate of INVESCO in Poland and serves as Vice President of Castle Holding Ltd. of Warsaw.

Andrzej Szweryn

Andrzej Szweryn was appointed to the supervisory board on February 4, 2002. He graduated from the College of Economics in Warzaw and previously worked for Elektrim trading Company specializing in the import of technology, know how and complete plant. For the past 11 years he has been the president of Color Trading Limited that specializes in the import and distribution of medical products in Poland.

Waldemar Dziak, PhD

Dr. Waldemar Dziak was appointed to the Board of Directors and President on 1st January 1996 and is responsible for the development of the company in Poland. He graduated from the International Affairs Faculty of Warsaw University in 1976 obtaining a doctorate of this faculty in 1982. Dr. Dziak's industrial experience began in January 1990, when he became general manager of Long Frank, the first private waste management company to be formed in Poland. In May 1993, Long Frank was sold to the German waste management company, Lobbe, and Dr. Dziak remained as general manager and, later, as Vice-President and president of the Polish subsidiary of Lobbe in Warsaw until April 1995. In 1994, Dr. Dziak graduated from the "Managing Waste Management Companies" course held by Lobbe at its headquarters in Iscrlohn, Germany and he also graduated from the "Accounting for Managers" course while employed by Lobbe. During his period with Lobbe in Warsaw, he succeeded in quadrupling revenues and securing several profitable and prestigious waste management contracts with, inter alia, the Marriott Hotel, Holiday Inn, the Bristol Hotel, four banks, eight embassies and various other institutions. Following his employment with Lobbe, Dr. Dziak acted as a consultant to a Belgian/German company, preparing a study and marketing research on waste utilization in Beijing, China.

Rafal Skrzeczkowski

Mr. Skrzeczkowski was appointed in September 1999. Under the auspices of the Polish Academy of Science Mr. Skrzeczkowski has been enrolled since 1997 at the University of Management and Computing Science in Warsaw. He has an extensive expertise in fields of building computer networks, software programming, electronics and Internet services.  Mr. Skrzeczkowski has developed various proprietary software applications related to the telephony and other telecommunication services, presently being implemented by Polvoice.com Ltd. Mr. Skrzeczkowski established a musical portal, Navigator, and one of the top music search engines in Poland, www.mp3.nawigator.pl.

Michal Piwowar

Mr. Piwowar was appointed in September 1999. He is currently earning his Bachelor in Business Administration at the University of L. Kozminskiego in Warsaw. Additionally he is earning his degree in Foreign Affairs at University of Warsaw. Mr. Piwowar has extensive experience in implementation of Internet related projects in Poland for small to medium size business entities. Mr. Piwowar is an assistant to Senator Jerzy Pieniazek, member of the Parliament Club, member of Environmental Protection Committee and member of Immigration Committee.

 Executive Compensation

For the purpose of this annual statement, the following words and phrases shall have the following meanings:

"Equity security" means securities of a company that carry a residual right to participate in earnings of that company and, upon liquidation or winding up of that company, its assets;

"Option" means all options, share purchase warrants and rights granted by a company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment;

"LTIP" means a long-term incentive plan, which is any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the company or an affiliate of the company, the price for the company's securities, or any other measure, but does not include Option or SAR plans or plans for compensation through restricted shares or restricted share units.

The total compensation we paid during the last fiscal year to all of our directors and officers as a group for services in all capacities was $781,705 CDN.

The following table details the compensation paid to our executive officers for the year ended October 31, 2001:
Summary Compensation Table
Name	Salary ($CDN)	Bonus ($)	All Other and annual Compensation and LTIP Payouts ($CDN)	Securities under Option	Restricted Shares or Restricted Share Units
Stanislaw Lis	115,252	Nil	17,118*	515,000	Nil
Edward Mazur	23,519	Nil	Nil	515,000	Nil
Iwona Kozak	92,202	Nil	8,971*	438,000	Nil
Grzegorz Namyslowski	59,688	Nil	Nil	515,000	Nil
Glenn Little	87,120	Nil	13,048*	200,000	Nil
Adam Wójcik	73,462	Nil	Nil	425,000	Nil
Dobroslaw Ploskonka	55,096	Nil	Nil	425,000	Nil
Zbigniew Tragarz	85,752	Nil	Nil	515,000	Nil
Waldemar Dziak	63,177	Nil	Nil	Nil	Nil
Rafal Skrzeczkowski	19,706	Nil	Nil	Nil	Nil
Michal Piwowar	19,706	Nil	Nil	Nil	Nil
Casey Forward	67,500	Nil	Nil	250,000	Nil
Chuck Correll	19,525	Nil	Nil	Nil	Nil

* Car allowance

Long-term Incentive Plans - Awards in most recently completed Financial Year

During its most recently completed financial year, and for the two previously completed financial years, we have not awarded or instituted any LTIP's in favour of its executive officers.

Defined Benefit Plans

We do not have, and at no time during its most recently completed financial year had, any defined benefit or actuarial plans in respect of which any of its executive officers were eligible to participate.

Options to Purchase Securities From Our Company

The following tables give the history of options granted and exercised to all directors, officers and employees during the period from November 1, 1998 to December 31, 2001.

Optionee	Options Granted in 1999	Date Granted	Options Granted in 2000	Date Exercised	Number of Shares Exercised	Balance of Stock Options October 31, 2000	Exercise Price per Share ($CDN)
Glenn A. Little	200,000	12-Apr-99		28-Mar-00	100,000	100,000	1.41
Grzegorz Namyslowski	325,000	12-Apr-99		4-Feb-00	325,000	-	1.41
Grzegorz Namyslowski		4-Feb-00	357,500			357,500	2.62
Iwona Kozak	300,000	12-Apr-99		15-Feb-00	5,000		1.41
Iwona Kozak				28-Mar-00	50,000		1.41
Iwona Kozak				11-May-00	25,000	220,000	1.41
Iwona Kozak		26-Jul-00	60,000			60,000	2.65
Jan Rynkiewicz	325,000	12-Apr-99		24-Jan-00	325,000	-	1.41
Jan Rynkiewicz		27-Jan-00	357,500	26-Jul-00	357,500	-	1.59
Jan Rynkiewicz		26-Jul-00	355,000			355,000	2.65
Stanislaw Lis	325,000	12-Apr-99		24-Jan-00	325,000	-	1.41
Stanislaw Lis		26-Jul-00	355,000			355,000	2.65
Stanislaw Lis		27-Jan-00	357,500	2-Jun-00	12,000		1.59
Stanislaw Lis				26-Jul-00	345,500	-	1.59
Zbigniew Tragarz	325,000	12-Apr-99		4-Feb-00	325,000	-	1.41
Zbigniew Tragarz		4-Feb-00	357,500			357,500	2.62
Aziz Shariff		26-Jul-00	250,000			250,000	2.65
Philip Kaye		26-Jul-00	40,000			40,000	2.65
Adam Wójcik		26-Jul-00	25,000			25,000	2.65
Teresa Rzepczyk	14,062	12-Apr-99				14,062	1.41
Dobroslaw Ploskonka		26-Jul-00	25,000			25,000	2.65
Totals	1,814,062		2,540,000		2,195,000	2,159,062

Optionee	Balance of Stock Options at October 31, 2000	Date Granted	Options Granted in 2001	Date Exercised	Number of Shares Exercised or Expired	Balance of Stock Options at October 31, 2001	Exercise Price per Share ($CDN)	Expiry date of Options
Glenn A. Little	100,000	12-Apr-99				100,000	1.41	12-Apr-04
Grzegorz Namyslowski	357,500	4-Feb-00				357,500	2.62	4-Feb-05
Iwona Kozak	220,000	12-Apr-99		5-Jan-01	220,000	-	1.41
Iwona Kozak	60,000	26-Jul-00				60,000	2.65	26-Jul-00
Iwona Kozak		2-Jan-01	242,000			242,000	1.60	2-Jan-06

Optionee	Balance of Stock Options at October 31, 2000	Date Granted	Options Granted in 2001	Date Exercised	Number of Shares Exercised or Expired	Balance of Stock Options at October 31, 2001	Exercise Price per Share ($CDN)	Expiry date of Options
Jan Rynkiewicz	355,000	26-Jul-00				355,000	2.65	26-Jul-05
Stanislaw Lis	355,000	27-Jan-00		22-Dec-00	14,000	341,000	1.59	27-Jan-05
Zbigniew Tragarz	357,500	4-Feb-00				357,500	2.62	4-Feb-05
Aziz Shariff	250,000	26-Jul-00		Forfeited	250,000		2.65
Philip Kaye	40,000	26-Jul-00				40,000	2.65	26-Jul-05
Adam Wójcik	25,000	26-Jul-00				25,000	2.65	26-Jul-05
Teresa Rzepczyk	14,062	12-Apr-99				14,062	2.65	12-Apr-04
Dobroslaw Ploskonka	25,000	26-Jul-00				25,000	2.65	26-Jul-05
Totals	2,159,062		242,000		484,000	1,917,062

Optionee	Balance of Stock Options at October 31, 2001	Date Granted	Options Granted in November, December, 2001	Date Exercised	Number of Shares Exercised	Forfeited	Balance of Stock Options at December 31, 2001	Price per Share	Expiry Date
Adam Wójcik	25,000	26-Jul-00					25,000	2.65	26-Jul-05
Adam Wójcik		15-Nov-01	435,000				435,000	1.60	15-Nov-06
Alexander Wurm		15-Nov-01	25,000				25,000	1.60	15-Nov-06
Casey Forward		15-Nov-01	250,000				250,000	1.60	15-Nov-06
Dobroslaw Ploskonka	25,000	26-Jul-00					25,000	2.65	26-Jul-05
Dobroslaw Ploskonka		15-Nov-01	435,000				435,000	1.60	15-Nov-06
Ed Mazur		15-Nov-01	470,000				470,000	1.60	15-Nov-06
Glenn A. Little	100,000	12-Apr-99					100,000	1.41	12-Apr-04
Glenn A. Little		15-Nov-01	100,000				100,000	1.60	15-Nov-06
Grzegorz Namyslowski	357,500	4-Feb-00					357,500	2.62	4-Feb-05
Grzegorz Namyslowski		15-Nov-01	257,500				257,500	1.60	15-Nov-06
Iwona Kozak	60,000	26-Jul-00					60,000	2.65	26-Jul-05
Iwona Kozak	242,000	2-Jan-01					242,000	1.60	2-Jan-06
Iwona Kozak		15-Nov-01	138,000				138,000	1.60	15-Nov-06
Jan Rynkiewicz	355,000	26-Jul-00				355,000	-	2.65	26-Jul-05
Mike Young		15-Nov-01	125,000				125,000	1.60	15-Nov-06
Philip Kaye	40,000	26-Jul-00					40,000	2.65	26-Jul-05
Ping Shen		15-Nov-01	10,000				10,000	1.60	15-Nov-06
Stanislaw Lis	341,000	27-Jan-00					341,000	2.65	27-Jan-05

Optionee	Balance of Stock Options at October 31, 2001	Date Granted	Options Granted in November, December, 2001	Date Exercised	Number of Shares Exercised	Forfeited	Balance of Stock Options at December 31, 2001	Price per Share	Expiry Date
Stanislaw Lis		15-Nov-01	289,000				289,000	1.60	15-Nov-06
Teresa Rzepczyk	14,062	12-Apr-99					14,062	1.41	12-Apr-04
Teresa Rzepczyk		15-Nov-01	15,938				15,938	1.60	15-Nov-06
Zbigniew Tragarz	357,500	1-Feb-00					357,500	2.62	1-Feb-05
Zbigniew Tragarz		15-Nov-01	257,500				257,500	1.60	15-Nov-06
Totals	1,917,062		2,807,938		-	355,000	4,370,000

As of December 31, 2001, our officers and directors hold 3,065,000 options as a group to acquire common stock.

Employees

The average number of employees was as follows:

	Years ended October 31
	2001	2000	1999
Parent	5	4	4
Stream Cable TV	64	12	2
Eco-Waste	2	7	7
PolVoice	6	6	2

ITEM 7 - Major Shareholders and Related Party Transactions

Major Shareholders

To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

As at the date of this annual statement the following persons or groups are known to us to each own more than 10% of our issued and outstanding common shares, which as of January 31, 2002 was 27,666,379.
Name and Address of Shareholder	Number of Securities owned	Percentage of Securities owned
Aronville Management Limited Akara Building, 24 De Castro Street, Wickams Cay 1, Road Town, Tortola, British Virgin Islands (Managed by East European Development Fund)	3,043,928 Common shares	11.0%

CDS & Co NCI Account 25 The Esplanade Toronto, Ontario, M5W 1G5 Canada (Canadian depository for brokerage houses)	10,363,365 Common shares	37.5%
Cede & Co PO Box 20 Bowling Green Station New York, NY, 10274 ( US depository for brokerage houses)	3,051,208 Common shares	11.0%
Edward Mazur Glenview, IL 60025	4,028,545 Common shares	14.6%

To the best of our knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control of our Company.

 Related Party Transactions

There are no material transactions during the last three fiscal years or to the date of this information form to which we were or are to be a party, in which any director or officer or person related thereto had or will have a material interest, either directly or indirectly, except:

1. According to an employment agreement dated May 1, 1998, we pay Castle Holdings Ltd. (beneficially owned by Grzegorz Namyslowski and Zbigniew Tragarz) $15,000 USD ($23,831 CDN, 63,323 zloty) monthly.

Current management feels that the terms of the agreement discussed in (i) are as favourable as could have been obtained from an unaffiliated party based on the individual's expertise and invaluable contacts.

On January 15, 2001 pursuant to the change in Government policy regarding foreign ownership, we purchased from the other shareholders the balance of issued shares in Stream Cable TV making Stream Cable TV wholly owned. The sum of $97,000 USD ($147,671 CDN, 397,603 zloty) was paid to Castle Holdings Ltd., Adam Wójcik and Dobroslaw Ploskonka, related parties to the Company. The amounts paid to the other shareholders are reimbursements of amounts previously paid.

ITEM 8 - Financial Information

Legal Proceedings:

To the best of our knowledge there are no legal proceedings against the Company or any of our subsidiaries.

Pursuant to a legal dispute in which we sued and received judgment against Thermo Tech(TM) Technologies Inc., the parties have agreed to mutual releases in respect to the legal actions between them. Thermo Tech agreed to pay us $500,000 CDN. The release and settlement agreement specifically conclude all outstanding issues related to Supreme Court of British Columbia, Vancouver Registry Action No. C976669 and SCBC Vancouver Registry No. C982650. Thermo Tech has paid the amount of $500,000 CDN on November 6, 2001

ITEM 9 - The Listing

Nature of Trading Market

Our common shares are listed on the Canadian Venture Exchange ("CDNX"), the successor to the merger between the Alberta Stock Exchange and the Vancouver Stock Exchange, under the symbol "TPP". Our common shares trade on the Canadian Venture Exchange. The rules of this exchange require a trading halt when a company has a change of business. At the present time our stock is halted from trading on the Canadian Venture Exchange resulting from a change of business.

The Company's common shares commenced trading on the Vancouver Stock Exchange on September 19, 1979. The Company's shares also trade on the Frankfurt Exchange in Germany under the symbol "tpj" and in the Pink Sheets in the United States under the symbol "TROXF".

Trading on the Canadian Venture Exchange

The following table sets forth the high and low sale prices on the Canadian Venture Exchange ("CDNX") for our common shares for the past five years ended October 31, 1996 to October 31, 2001.

Year Ended	High	Low	Volume
	$CDN	$CDN
Oct 31, 2001	2.24	1.93	1,075,621
Oct 31, 2000	4.70	1.18	9,853,601
Oct 31, 1999	1.80	1.01	3,209,466
Oct 31, 1998	2.10	1.00	3,896,896
Oct 31, 1997	5.25	1.05	10,929,590

The following table sets forth the high and low sale prices on the Canadian Venture Exchange for our common shares for each quarterly period in the two most recent fiscal years.

Quarter Ended	High	Low	Volume
	$CDN	$CDN
Oct 31, 2001	Nil	Nil	Nil
July 31, 2001	Nil	Nil	Nil
April 30, 2001	Nil	Nil	Nil
Jan 31, 2001	2.24	1.93	1,075,621
Oct 31, 2000	3.11	2.65	489,465
July 31, 2000	3.23	2.50	1,224,275
April 30, 2000	4.70	2.58	5,117,790
Jan 31, 2000	2.65	1.18	3,022,071

The following table sets forth the high and low sale prices on the Canadian Venture Exchange for our common shares for each monthly period in the past six months.

Month Ended	High	Low	Volume
	$CDN	$CDN
Jan 31, 2002	*	*	*
Dec 31, 2001	*	*	*
Nov 30, 2001	*	*	*
Oct 31, 2001	*	*	*
Sep 30, 2001	*	*	*
Aug 31, 2001	*	*	*

* Our shares halted trading on the CDNX in connection with our change in business. Completion of the transaction is subject to a number of conditions, including but not limited to, exchange acceptance. The reference to a trading halt are according to the Canadian Venture Exchange (the "CDNX") Policy 5.2, a "Change of Business" or "COB" means:

"A transaction or series of transactions which will redirect an Issuer's resource towards a business which is of a substantially different nature than its current business, so that over the next 12 months at least 25% of the assets, liabilities, planned expenditures or revenues, management time commitment or issued shares of the Issuer will be devoted to the new business."

Since a majority of our resources are directed towards the operations of Stream Cable TV that is different than our original business of constructing and operating rendering plants in Poland, we are required by Policy 5.2 to issue a news release and notify the CDNX of the proposed Change of Business. As soon as we notified the CDNX of the proposed Change of Business, the listed shares of the Company were subject to a trading halt. Our shares resumed trading in December 2000, but were halted in February 2001.

Trading on the Frankfurt Exchange

We were listed for trading on the Frankfurt Exchange in Germany on January 2, 2001. The bid price was 1.30 Euro ($1.20 USD, $1.81 CDN) and the ask price was 1.60 Euro ($1.48 USD, $2.23 CDN). There have been no trades on this market.

Trading on the Pink Sheets

The following table sets forth the high and low sale prices on the Pink Sheets since November 1997 to October 31, 2001.

Year Ended	High	Low	Volume
	$USD	$USD
Oct 31, 2001	1.53	1.26	85,500
Oct 31, 2000	3.30	0.07	1,942,900
Oct 31, 1999	1.19	0.64	730,700

The following table sets forth the high and low sale prices on the Pink Sheets for our common shares for each quarterly period in the two most recent fiscal years.

Quarter Ended	High	Low	Volume
	$USD	$USD
Oct 31, 2001	Nil	Nil	Nil
July 31, 2001	Nil	Nil	Nil
April 30, 2001	Nil	Nil	Nil
Jan 31, 2001	1.53	1.26	85,500
Oct 31, 2000	2.18	0.07	55,800
July 31, 2000	2.36	1.72	244,000
April 30, 2000	3.30	1.56	1,262,300
Jan 31, 2000	1.95	0.74	380,800

The following table sets forth the high and low sale prices on the Pink Sheets for our common shares for each monthly period in the past six months.

Month Ended	High	Low	Volume
	$USD	$USD
Jan 31, 2002	Nil	Nil	Nil
Dec 31, 2001	Nil	Nil	Nil
Nov 30, 2001	Nil	Nil	Nil
Oct 31, 2001	Nil	Nil	Nil
Sep 30, 2001	Nil	Nil	Nil
Aug 31, 2001	Nil	Nil	Nil

To the best of our knowledge, there are 357 U.S. shareholders on record, holding 7,644,913 common shares or 26.7% of the total issued share capital.

The last trade of our shares on the Canadian Venture Exchange was at $2.00 CDN ($1.33 USD, 5.45 zloty) on January 25, 2001. The last trade of our shares on the Pink Sheets was at $1.26 USD ($1.89 CDN, 5.16 zloty) on January 24, 2001.

Item 10 - Additional Information

Share Capital

Our authorized share capital as at December 31, 2001 was 100,000,000 common shares without par value. At October 31, 2001 the issued and outstanding share capital was 21,878,778 common shares and at December 31, 2001 was 27,666,379 common shares.

All our shares, both issued and unissued, are common shares of the same class and rank equally as to dividends, voting powers and participation in assets. At any general meeting, subject to the restrictions on joint registered owners of our common shares, on a show of hands every shareholder who is present in person and entitled to vote has one vote and on a poll every shareholder has one vote for each share of which he or she is the registered owner and may exercise such vote either in person or by proxy. Our directors may, from time to time, declare and authorize payment of dividends. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights. There are no provisions for surrender, sinking or purchase funds. There are no issued and outstanding escrow or performance shares. On April 23, 1997, 246,999 escrowed common shares were cancelled.

Options to acquire common shares granted to our directors and officers are described under "Item 6 - Directors, Senior Management and Employees - Executive Compensation.

History of Share Capital

The following table is a history of our share capital for the past three years
Date	Details		Shares Issued	Price ($ CDN)	Amount ($ CDN)
10/31/1998			18,090,628		$ 15,178,857.00
12/16/1998	warrants		50,000	$ 1.38	$ 69,000.00
10/31/1999			18,140,628		$ 15,247,857.00
1/24/2000	options	Jan Rynkiewicz	325,000	$ 1.41	$ 458,250.00
1/24/2000	options	Stan Lis	325,000	$ 1.41	$ 458,250.00
2/4/2000	options	Grzegorz Namyslowski	325,000	$ 1.41	$ 458,250.00
2/4/2000	options	Tragarz	325,000	$ 1.41	$ 458,250.00
2/15/2000	options	Iwona Kozak	5,000	$ 1.41	$ 7,050.00
3/28/2000	options	Iwona Kozak	50,000	$ 1.41	$ 70,500.00
3/28/2000	options	Glenn Little	100,000	$ 1.41	$ 141,000.00
7/12/2000	private placement	Manulife Regent Global Fund - Eastern Europe Emerging Markets Fund	120,000	$ 2.50	$ 300,000.00
7/12/2000	private placement	Regent CIS Fund	300,000	$ 2.50	$ 750,000.00
7/12/2000	private placement	US Global accolade Regent Eastern Europe Fund	60,000	$ 2.50	$ 150,000.00
7/12/2000	private placement	Victoria Ross	100,000	$ 2.50	$ 250,000.00
7/12/2000	private placement	Arbora Portfolio Management	100,000	$ 2.50	$ 250,000.00
7/12/2000	private placement	Oak Valley Investment Ltd.	400,000	$ 2.50	$ 1,000,000.00
7/12/2000	private placement	Broadway International Ltd.	175,000	$ 2.50	$ 437,500.00
	value of warrants	deduct: for Canadian GAAP, fair value of warrant			$ (562,723.00)
7/12/2000	private placement fee		24,150	$ 2.50	$ 60,375.00
5/11/2000	options	Iwona Kozak	25,000	$ 1.41	$ 35,250.00
6/2/2000	options	Stan Lis	12,000	$ 1.59	$ 19,080.00
7/26/2000	options	Stan Lis	345,500	$ 1.59	$ 549,345.00
7/26/2000	options	Jan Rynkiewicz	357,500	$ 1.59	$ 568,425.00
10/31/2000	warrants		30,000	$ 2.85	$ 85,500.00
7/12/2000	issue costs				$ (229,375.00)
12/22/2000	options	Stan Lis	14,000	$ 2.65	$ 37,100.00
1/5/2001	options		220,000	$ 1.41	$ 310,200.00
1/11/2001	issue costs	Jones Gable
3/13/2001	issue costs	Mike Young
10/31/2001			21,878,778		$ 21,310,084.00
1/11/2001	issue costs	Jones Gable			$ (14,000.00)
3/13/2001	issue costs	Mike Young			$ (17,762.50)
12/28/2001	private placement	Victoria Ross	100,000	$ 1.75	$ 175,000.00
12/28/2001	private placement	Oak Valley Investments	200,000	$ 1.75	$ 350,000.00
12/28/2001	private placement	Allfund Capital Corporation	55,429	$ 1.75	$ 97,001.00

Date	Details		Shares Issued	Price ($ CDN)	Amount ($ CDN)
12/28/2001	private placement	Allfund Capital Corporation	27,714	$ 1.75	$ 48,500.00
12/28/2001	private placement	Allfund Capital Corporation	2,286	$ 1.75	$ 4,001.00
12/28/2001	private placement	Sykes Road Ltd.	55,429	$ 1.75	$ 97,001.00
12/28/2001	private placement	James Rae	55,500	$ 1.75	$ 97,125.00
12/28/2001	private placement	Arbora Portfolio	60,000	$ 1.75	$ 105,000.00
12/28/2001	private placement	Trans Atlantic Securities Ltd.	199,928	$ 1.75	$ 349,874.00
12/28/2001	private placement	David P. Boehm	145,000	$ 1.75	$ 253,750.00
12/28/2001	issue costs	Yorkton Securities			$ (27,990.00)
12/28/2001	issue costs	United Capital Securities			$ (15,520.00)
12/28/2001	issue costs	Mike Young			$ (28,000.00)
12/28/2001	issue costs	Wolverton Securities Ltd.			$ (7,770.00)
12/28/2001	value of warrants	deduct: for Canadian GAAP, fair value of warrant			$ (280,942.00)
12/28/2001	issue costs		20,440	$ 1.75	$ 35,770.00
12/28/2001	private placement	Edward A. Mazur	300,000	$ 1.60	$ 480,000.00
12/28/2001	private placement	Edward A. Mazur	2,000,000	$ 1.60	$ 3,200,000.00
12/28/2001	private placement	Cordell Leo Couillard &	62,500	$ 1.60	$ 100,000.00
12/28/2001	issue costs	Roy Gould			$ (8,000.00)
12/28/2001	private placement	Edward A. Mazur	196,795	$ 1.60	$ 314,872.00
12/28/2001	private placement	Edward A. Mazur	819,625	$ 1.60	$ 1,311,400.00
12/28/2001	issue costs	Ansum			$ (5,820.00)
12/28/2001	issue costs	Rzepczyk			$ (6,000.00)
12/28/2001	private placement	David Driedger	60,625	$ 1.60	$ 97,000.00
12/28/2001	private placement	Casey Forward	60,625	$ 1.60	$ 97,000.00
12/28/2001	private placement	Edward A. Mazur	303,125	$ 1.60	$ 485,000.00
12/28/2001	private placement	Edward A. Mazur	227,125	$ 1.60	$ 363,400.00
12/28/2001	private placement	Oak Valley Investments Ltd.	528,580	$ 1.60	$ 845,728.00
12/28/2001	private placement	Edward A. Mazur	181,875	$ 1.60	$ 291,000.00
12/28/2001	value of warrants	deduct: for Canadian GAAP, fair value of warrant			$ (3,053,653.00)
12/28/2001	private placement	Tadeuxz Fox	125,000	$ 3.15	$ 393,800.00
12/28/2001	value of warrants	deduct: for Canadian GAAP, fair value of warrant			$ (46,177.00)
12/31/2001	Total		27,666,379		$ 27,390,671.50

Memorandum and Articles of Association

We are registered in British Columbia, Canada, certificate of incorporation No. 188691. We do not have any stated "objects" or "purposes" as the Company Act of the Province of British Columbia does not require it. Our memorandum ("Memorandum") has authorized 100,000,000 common shares without par value. Our articles of association ("Article of Association") contain the following provisions, which also relies on the Company Act of British Columbia (updated to November 2, 2000):

Voting Rights

i. Shareholders shall have the right to receive notice of, to attend and to vote at all general meetings. Except as otherwise provided in the Articles of Association, on a show of hands each holder of shares present in person and entitled to vote shall have one vote and upon a poll each such holder who is present in person or by proxy and entitled to vote shall have one vote in respect of every share held by him.

Variation of Class Rights and Alteration of Capital

i. The Company may by ordinary resolution increase the share capital, and cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person; and

ii. By special resolution that requires a three-fourths majority, the Company may consolidate and divide all or any of the share capital into shares of larger amount, sub-divide the shares into shares of smaller amount.

Transfer of Shares

i. Any member can transfer shares by delivering an instrument of transfer to the Company's transfer agent.

Directors

i. Our Company's business is managed by the Directors who may exercise all powers subject to the provisions of the Articles of Association and the Company Act of British Columbia.

ii. The number of Directors shall be not less than three. At our last annual general meeting, the number of directors was five. A Director shall not be required to hold any shares in the capital of our Company. At each annual general meeting of our Company, all of the board of directors retire and our members elect a new board.

iii. A Director shall not vote but can be counted in the quorum present on any motion in respect of any contract, arrangement, transaction or any other proposal in which he has an interest that is to his knowledge a material interest.

vi. The Directors shall be paid for their services as Directors such sums (if any) as the Directors may from time to time determine.

v. The Directors may be paid all reasonable travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings or otherwise in connection with our business.

Borrowing Powers

i. The Directors may, exercise all of the powers to borrow money and to mortgage or charge its undertakings, properties, assets and uncalled capital, or any part thereof, and, subject to the provisions of the Articles of Association, to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of us or of any third party.

Dividends and Distributions on Liquidation to Shareholders

i. The Directors may declare dividends, and need not give notice to any member. Subject to any priority, preference or special rights, all dividends shall be declared and paid according to the number of shares held on a specified date with respect of the period of which the dividend is paid.

ii. The Directors may pay such interim dividends as they think.

iii. No dividend shall bear interest.

General Meetings

i. Each year we hold a general meeting as the annual general meeting in addition to any other meetings in that year, and not more than 13 months shall elapse between the date of one annual general meeting and that of the next. The annual general meeting shall be held at such time and place as the Directors shall appoint.

ii. All general meetings other than annual general meetings are extraordinary general meetings. The Directors may, whenever they think fit, convene an extraordinary general meeting.

Committees of the Board of Directors

Our board of directors has established an audit committee. Our audit committee will recommend a firm to be appointed as independent auditors to audit financial statements and to perform services related to the audit, review the scope and results of the audit with the independent auditors, review with management and the independent auditors our annual operating results and consider the adequacy of the internal accounting procedures and the effect of the procedures relating to the auditors' independence. In addition, the audit committee will monitor the board's corporate governance practices, propose nominees annually for election to the board, make recommendations as to the composition of the committees of the board and review the functioning of the board and the powers, mandates and performance of the committees.

Audit Committee Members:

1. Edward A. Mazur

2. Stan L. Lis

3. Glenn A. Little

Compensation Committee Members:

1. Edward A. Mazur

2. Stan L. Lis

3. Iwona Kozak

Corporate Governance Committee

1. Grzegorz Namyslowski

2. Iwona Kozak

Exchange Control and Other Limitations Affecting Security Holders

There is no law or government decree of regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements.

There is no limitation imposed by Canadian law or by the articles or other charter documents of a company on the right of a non-resident to hold or vote common shares of a company, other than as provided in the Investment Canada Act, as amended (the "Investment Act").

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government, corporation, partnership, trust or joint venture that is non-Canadian unless the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. If an investment by a non-Canadian is not a reviewable investment, it requires the filing of a short notice.

An investment in common shares of a company by a non-Canadian that is a "WTO investor" would be reviewable if the value of the assets of the Company equalled or exceeded $184 million, the threshold established for 1999. In subsequent years, the threshold amount may be increased or decreased in accordance with the provisions of the Investment Act. A WTO investor is a member of the World Trade Organization, current members of which include the European Community, Germany, Japan, Mexico, the United Kingdom and the United States, or a WTO investor-controlled entity, as defined in the Investment Act.

An investment in common shares of a company by a non-Canadian, other than a WTO investor, would be reviewable under the Investment Act if it were an investment to acquire control of a company and the value of the assets were $5.0 million.

The Investment Act would not apply to certain transactions in relation to common shares of the Company, including:

An acquisition of common shares of a company by any person made in the ordinary course of that person's business as a trader or dealer in securities;

An acquisition of control of a company by an amalgamation, merger, consolidation or corporate reorganization following which the control of the Company, remains unchanged;

A company with foreign share holdings formed in Poland is under Polish law and treated in the same manner as a company with Polish share holdings. Full repatriation of after-tax profits and capital is allowed, and companies with 100% foreign participation are permitted. Capital introduced into Poland by foreign investors may be freely withdrawn. Full repatriation of profits and divided payments is allowed without obtaining a permit. Companies must account for withholding tax to the Polish Tax authorities on any distributed dividends unless a treaty provided otherwise. To avoid double taxation, Poland has devised tax treaties with more than 60 countries.

Taxation - Certain Canadian Federal Income Tax Consequences to United States Investors

This section is to make United States persons aware and caution them as to some of the consequences of investing in the Company (a Canadian company). Taxation of the Company in Poland from a business perspective is discussed in the immediately following section.

A brief description of certain provisions of the tax treaty between Canada and the United States is included below. The consequences of state and local taxes are not considered. The following information is general and security holders should seek the advice of their own tax advisors.

TAXATION OF DIVIDENDS

A holder of a common share who is not resident in Canada for purposes of the Income Tax Act will be subject to Canadian withholding tax on dividends paid or credited to the holder of the common share. The rate of withholding tax on dividends is 25% of the amount of the dividend. This rate may be reduced under the provisions of an international tax treaty to which Canada is a party. Under the tax treaty that Canada has entered into with the United States, the rate of Canadian withholding tax is generally reduced to 15%, or 5% in the case of a corporate holder which owns 10% or more of the voting shares. A foreign tax credit for the tax withheld may be available to a holder resident in the United States against U.S. federal income taxes.

DISPOSITION OF COMMON SHARES

A non-resident holder of a common share will not be subject to tax under the Income Tax Act in respect of a capital gain realized on the disposition of a common share unless the common share is a "taxable Canadian property" (as defined in the Income Tax Act). Shares of a corporation that are listed on a prescribed stock exchange are generally not considered to be taxable Canadian property. Taxable Canadian property includes any common share held by a non-resident if used in carrying on a business (other than an insurance business) in Canada. A non-resident whose common shares constitute taxable Canadian property will realize upon disposition, a capital gain (or a capital loss).

One-half of any capital gain realized by a holder (a taxable capital gain) will be included in computing the holder's income.

Non-residents are advised to consult their tax advisers with regard to the availability of a treaty exemption and their own particular circumstances.

Passive Foreign Investment Company

A foreign corporation with one or more U.S. shareholders is a PFIC if 75% or more of its income is passive income or if at least 50% of its assets would be invested in instruments which produce interest, dividends and/or capital gains. Unlike a controlled foreign corporation or a foreign personal holding company, there is no minimum percentage ownership by U.S. shareholder to trigger application of the PFIC rules. If a foreign corporation has a high enough percentage of passive income or assets, it is a PFIC as regards any U.S. shareholder no matter how small their ownership percentage of the foreign corporation and regardless of whether the U.S. shareholders, individually or in the aggregate, have the ability to control the business or investments of the foreign corporation.

If you own shares in a PFIC and you sell them for a profit you generally must pro-rate your profit over all the years you held the shares in the PFIC, pay U.S. income tax on the profit allocated to each year at the highest U.S. rate in effect for that year, and pay interest on all the prior year's tax, computed from the tax return due date for the year to which the income is attributable.

The above rule may not apply if you elect to treat your investment as a "Qualified Electing Fund" (QEF). This election is made by attaching Form 8621 to the annual tax return. This will permit the annual inclusion of the QEF your pro-rata share of ordinary income and long-term capital gains.

The Company does not believe it was a passive foreign investment company during the fiscal year ended October 31, 2001 or any other year.

Future Developments

The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereafter, and current administrative rulings and court decisions, all of which are subject to change. Any such changes could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many such instances have not yet been promulgated and which may have retroactive effect. Furthermore, legislation has been proposed which would replace the PFIC provisions with a consolidated anti-deferral regime. While this legislation was vetoed, it may be re-introduced in subsequent years.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

Taxation in Poland

The Polish tax system has been modernized in recent years. In 1992, corporate profits tax and personal income tax were introduced, followed by value-added tax (VAT) in 1993. Poland also taxes real property, transport vehicles, inheritance and gifts.

Corporate Profits Tax

Polish resident companies are subject to corporate income tax on their worldwide income, while non-residents are subject to corporate income tax only on income derived in the territory of Poland. Worldwide income is a tax base for business entities with registered offices or seats or places of management in Poland. Other entities are taxed on profits earned in Poland only.

Corporations are subject to corporate profits tax at a rate of 30% in 2000. This tax will be reduced at the rate of 2 % per year till year 2004. Income derived by foreign entities from certain sources such as interest, dividends and income from royalties paid abroad, is subject to tax at a rate of 20%, and is frequently reduced by a tax treaty.

Key tax deductions for a SME (Small or medium size enterprise)

A SME is defined in the EU by having less than 250 employees, revenue of less than 40 million Euro (152 million zloty, $37.1 million USD, $55.7 CDN) and assets of less than 27 million Euro (103 million zloty, $25 million USD, $37.6 million CDN)

Depreciation and depletion

Tax depreciation is carried out in accordance with guidelines established by the Ministry of Finance for all SME's, both with and without corporate status. Tax depreciation generally follows the straight - line method, although accelerated depreciation may be available in some circumstances.

Net operating losses

An SME has the right to carry forward a loss incurred in an accounting period by deducting the loss from its taxable income over the next five years to a maximum of 50% in any one year. No loss carry backs are allowed.

Payments to foreign affiliates

SME's can deduct royalties, management services and interest charges paid to foreign affiliates, provided exchange control regulations and transfer-pricing restrictions are observed.

Deduction for taxes paid

Taxes on income and, in most cases, value - added tax (VAT) are not deductible. However, input VAT is deductible for corporate/personal income tax purposes if it cannot be offset against the company's output VAT. Other taxes that are part of expenses are deductible in full.

Non-deductible expenditures

SME's may not deduct certain expenditures, including the following:

Costs of assets subject to depreciation

Expenditure borne on abandoned investments

Unrealised foreign exchange losses

Non-public advertising costs in excess of 0.25 percent of turnover

Investment deductions

SME's (with corporate status) can deduct qualifying investment expenditures from pre-tax profits for corporate income tax purposes. The investment deduction is generally limited to 10 percent of the She's taxable income in the year the investment was made. In the year following the deduction, SME's can deduct 50 percent of the prior year investment deduction limited to 10 percent of taxable income in that year. This percentage was 15 percent in 1998 and 10 percent in 1999.

Value-Added Tax

VAT applies to the goods sold and the services provided. The standard rate of 22% is reduced to rate of 7% for food products, children's clothing, and other goods and services. Exports are not taxed, however a number of conditions must be met for export of services to have zero tax rate. Exempt from VAT are agricultural products and finance and insurance services.

Individual Income Tax and Expatriate Taxation

Polish residents are subject to tax on worldwide income, while individuals with non-resident status are taxed on Polish income only. Non-residents often may avoid double taxation under protection of treaties about avoidance of double taxation signed by Poland with many countries.

The basic rates of individual income tax are progressive and range from 19% to 40% and taxes are imposed on gross income. Personal deductions and allowances are allowed to a small extent. The marginal tax rate of a Polish resident who earned income in another country, is calculated from aggregated income with the resident's domestic-earned income. Tax paid abroad on income earned abroad, may be deducted from the tax calculated for the aggregate income. Income tax is due within 20 days after the end of the month in which payment of income occurs. In some situations that tax is due in 7 days.

Act on the Polish Language

New regulations on the use of the Polish language, which were effective on May 9, 2000, require that Polish be used in all legal transactions if one or more parties to the transaction is a Polish person. For this purpose, a Polish person includes an individual resident in Poland and a legal entity carrying on business in Poland.

An agreement not written in Polish may not be legally valid. Breaches of the legislation will be subject to a fine and may result in the transaction being disallowed for tax purposes.

With respect to liability for non-compliance with the Act, the exclusive use of a language other than Polish in legal transactions subjects the parties to a fine of 20 to 5,000 zloty ($5 to 1,220 USD, $7 to 1,833 CDN) and for continued non-compliance, eventually a sanction imposing a payment of 100,000 zloty ($24,396 USD, $36,666 CDN).

Statement by Experts

Three valuation reports were prepared by Evans & Evans, Inc. Michael A. Evans, MBA, CFA, CBV and Richard W, Evans, MBA, were the individuals principally responsible for these reports. Mr. Michael A. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); a Master's degree in Business Administration from the University of Portland, Oregon (1983) (honours); and the professional designations of Chartered Financial Analyst (CFA); and Chartered Business Valuator (CBV). Mr. Richard W. Evans holds a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); and a Master's degree in Business Administration from the University of Portland, Oregon (1983) (honours.

The company has received authorization from Evans & Evans, Inc. to include in the form and context used in this Form 20-F report.

Documents on Display

You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

Item 11 - Quantitative and Qualitative Disclosures about Market Risk

Currency and Exchange Rate Risk

The Company is exposed to changes in financial market conditions as a result of transacting in various foreign currencies and funding of foreign operations.

The Company determines its market risk utilizing sensitivity analysis, which measures the potential losses in fair value resulting from one or more selected hypothetical changes in foreign currency exchange rates.

We do not hedge currency risk. All of the business operations are in Poland that do not normally import or export products or supplies. The functional currency is the Polish zloty.

If there were a large fluctuation in the exchange rates between Poland and Canada this will impact on the operating results of the company. This could impact in a positive or negative manner. If the Canadian dollar increased against the zloty, then any Canadian funds invested in Poland would be exchanged for a larger number of zloty, thereby making more money available in Poland for the businesses. The converse would create a shortfall of funding. Advancing funds as required so that the time interval for currency fluctuations is as short as possible minimizes risk.

The Company does not presently believe it has material exposure to potential, change in fair value of market sensitive instruments, near-term losses in future earnings and/or cash flows from reasonably possible near-term changes in market rates.

The Company did not have any foreign currency derivatives outstanding at October 31, 2001. Accordingly, no market risk existed for such instruments at this date.

Item 12 - Description of Securities Other than Equity Securities

Warrants and Rights
Warrants Holder	Balance of Warrants Jan 1, 2001	Date Granted	Number of Warrants Granted	Date Exercised/Expired	Number of Warrants Exercised/Expired	Balance of Warrants April 18, 2002	Price per Share ($ CDN)	Expiry Date
Broadway International Limited	87,500	12-Jul-00				87,500	$ 2.85	12-Jul-02
Jones, Gable & Company Limited	20,000	12-Jul-00				20,000	$ 2.85	12-Jul-02
Arbora Portfolio Management	50,000	12-Jul-00				50,000	$ 2.85	12-Jul-02
Jayvee & Co.	150,000	12-Jul-00				150,000	$ 2.85	12-Jul-02
Roytor & Company	30,000	12-Jul-00				30,000	$ 2.85	12-Jul-02
Jayvee & Co.	60,000	12-Jul-00				60,000	$ 2.85	12-Jul-02
Oak Valley Investments Limited	200,000	12-Jul-00		4-Mar-02	200,000	-	$ 2.85	12-Jul-02
Victoria Ross		28-Dec-01	50,000			50,000	$ 2.00	28-Dec-03
Oak Valley Investments		28-Dec-01	100,000	4-Mar-02	100,000	-	$ 2.00	28-Dec-03
Allfund Capital Corporation		28-Dec-01	42,715			42,715	$ 2.00	28-Dec-03
Sykes Road Ltd.		28-Dec-01	27,715			27,715	$ 2.00	28-Dec-03
James Rae		28-Dec-01	27,750			27,750	$ 2.00	28-Dec-03
Arbora Portfolio		28-Dec-01	30,000			30,000	$ 2.00	28-Dec-03
Trans Atlantic Securities Ltd.		28-Dec-01	99,964			99,964	$ 2.00	28-Dec-03
David P. Boehm		28-Dec-01	72,500			72,500	$ 2.00	28-Dec-03
Edward A. Mazur		28-Dec-01	150,000			150,000	$ 1.80	28-Dec-03
Edward A. Mazur		28-Dec-01	2,000,000			2,000,000	$ 1.80	28-Dec-03
Cordell Leo Couillard & Marsene Ross-Couillard		28-Dec-01	62,500			62,500	$1.80	28-Dec-03
Edward A. Mazur		28-Dec-01	196,795			196,795	$ 1.80	28-Dec-03
Edward A. Mazur		28-Dec-01	819,625			819,625	$ 1.80	28-Dec-03
David Driedger		28-Dec-01	60,625			60,625	$ 1.80	28-Dec-03
Casey Forward		28-Dec-01	60,625			60,625	$ 1.80	28-Dec-03
Tadeuxz Fox		28-Dec-01	125,000			125,000	$ 2.25 USD	28-Dec-03
Edward A. Mazur		28-Dec-01	303,125			303,125	$ 1.80	28-Dec-03
Edward A. Mazur		28-Dec-01	227,125			227,125	$ 1.80	28-Dec-03
Oak Valley Investments Ltd.		28-Dec-01	528,580	4-Mar-02	16,667	511,913	$ 1.80	28-Dec-03
Edward A. Mazur		28-Dec-01	181,875			181,875	$ 1.80	28-Dec-03
	597,500		5,166,518		316,667	5,447,351

PART II

ITEM 13 - Defaults, Dividends Arrearages and Delinquencies

Not applicable

ITEM 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

PART III

ITEM 17 - FINANCIAL STATEMENTS

See Financial Statements attached hereto.

ITEM 18 - FINANCIAL STATEMENTS

Not applicable.

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements

    Auditors' Report;

    Comments by Auditors for U.S. Readers on Canada -U.S. Reporting Conflict;

    Consolidated Balance Sheet;

    Consolidated Statement of Operations and Deficit;

    Consolidated Statement of Cash Flow; and

    Notes to Consolidated Financial Statements.

Exhibits

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual statements to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 6, 2002

ON BEHALF OF THE COMPANY,

STREAM COMMUNICATIONS NETWORK, INC.

Per:

/s/ Casey Forward

Casey Forward, Chief Financial Officer