Form 20-F
period 2001-12-31
TROOPER TECHNOLOGIES INC
filed 2002-06-05
CIK 1125670

TITLE>f20f12

United States Securities and Exchange Commission

Washington, DC 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

[ ] ANNUAL REPORT PURSUANT TO SECTIONS "13" OR "15(d)" OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended

OR

[x] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from November 1, 2001 to December 31, 2001

Commission file number: 0-30942 ___

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

Common Shares without par value.

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

Yes: ___✓ ___ No: N/A

Indicate by checkmark which financial statement item the registrant has elected to follow:

Item 17 ✓ Item 18 _______

FORM 20-F

INDEX

CONVERSION TABLE 1

GLOSSARY OF NAMES AND TERMS 1

FORWARD-LOOKING STATEMENTS 5

PART 1 5

Item 1 - Identity Of Directors, Senior Management and Advisers 5

A. Directors and Senior Management 5

B. Advisers 6

C. Auditors 6

Item 2 - Offer Statistics and Expected Timetable 7

Item 3 - Key Information 7

A. Selected Financial Data 7

Financial Highlights 7

Exchange Rates 8

B. Capitalization and Indebtedness 9

C. Risk Factors 10

History of losses, likelihood of future losses and dependence on additional financing 10

Further acquisitions of cable television businesses 10

Competition 11

Agreements with TPSA 11

Loss of key personnel 12

Regulation and permitting requirements 12

Currency risk 12

Dilution of share capital 12

No dividends 13

Conflicts between the interests of large shareholders and minority shareholders 13

Shares not currently actively traded 13

Shareholders' rights are different in Canadian corporations 13

Holders of our shares may not be able to obtain enforcement of civil liabilities 13

We are subject to Canadian taxation 14

Risk of "Penny Stock" 14

Risks relating to our investments in Poland 14

General 14

Economic conditions in Poland 15

Our business is subject to an evolving Polish tax system 15

Item 4 - Information on the Company 15

General 15

Office Space in Canada 17

Stream Communications Sp. z o.o. 18

Overview 18

History of Stream Cable TV 18

Stream Cable TV's ownership of Bielsat.com 19

Stream Cable TV's acquisition of certain assets of Elektromontaz 19

Stream Cable TV's ownership of MTK 19

Stream Cable TV's ownership of Gim-Sat 19

Stream Cable TV's Business Strategy 20

Background to the Polish Telecommunications Market 20

Marketing and Sales 22

Customer Service 22

Maintenance 22

Billing and Credit Control 23

Stream Cable TV's Technology 23

Services and Fees 23

Regulatory Environment 24

Radio and Television Act 24

Copyrights Act 25

Telecommunications Act 26

Competition and consumer protection 26

Steam Cable TV's Organization, Management and Personnel 28

Stream Cable TV Locations 29

Competition to Stream Cable TV 29

Office 30

International Eco-Waste Systems S.A. 30

Overview of Eco-Waste 30

History 30

Management and Employees 31

Environmental Regulations 32

Office 32

Real Estate 32

PolVoice.com Sp. z o.o. 33

Telephony and Internet Provider in Poland 33

History 33

EES Waste Solutions Ltd. 33

General and Economic Conditions in the Republic of Poland 33

Item 5 - Operating and Financing Review and Prospects 34

Overview 34

Results of Operations 35

Differences Between Canadian and United States Generally Accepted Accounting Principles and Effects of Recent Accounting Pronouncements 36

Liquidity, Capital Resources and Subsequent Events 36

ITEM 6 - Directors, Senior Management and Employees 37

Directors and Senior Management 38

Executive Compensation 41

ITEM 7 - Major Shareholders and Related Party Transactions 46

Major Shareholders 46

Related Party Transactions 47

ITEM 8 - Financial Information 48

Legal Proceedings 48

ITEM 9 - The Listing 48

Item 10 - Additional Information 50

Share Capital 50

Memorandum and Articles of Association 52

Exchange Control and Other Limitations Affecting Security Holders 55

Taxation - Certain Canadian Federal Income Tax Consequences to United States Investors 55

Taxation in Poland 57

Statement by Experts 59

Documents on Display 59

Item 11 - Quantitative and Qualitative Disclosures about Market Risk 59

Currency and Exchange Rate Risk 59

Item 12 - Description of Securities Other than Equity Securities 60

Warrants 60

PART II 61

ITEM 13 - Defaults, Dividends, Arrearages and Delinquencies 61

ITEM 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds 61

PART III 61

ITEM 17 - FINANCIAL STATEMENTS 61

ITEM 18 - FINANCIAL STATEMENTS 61

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS 61

Financial Statements 62

Exhibits 62

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

FORWARD-LOOKING STATEMENTS

Stream Communications Network, Inc. ("we", "us" and "our", as the context requires) (the "Company") cautions you that certain important factors (including without limitation those set forth in our Form 20-F) may affect our actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual statement, or that are otherwise made by us or on our behalf. For this purpose, any statements contained in this annual statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "except," believe," anticipate," "intend," "could," estimate," or "continue," or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

PART 1

Item 1 - Identity Of Directors, Senior Management and Advisers

A. Directors and Senior Management

The following table sets forth the name, business address and position of each of our directors and executive officers:
Position	Name and Business Address
Chairman of the Board	Edward Mazur Glenview, Illinois 60025 United States
President/CEO/Director	Stanislaw Lis Suite 1020 - 400 Burrard St. Vancouver, British Columbia, V6C 3A6 Canada
Secretary/Director	Iwona Kozak Suite 1020 - 400 Burrard St. Vancouver, British Columbia, V6C 3A6 Canada
Director	Glenn Little Suite 1020 - 400 Burrard St. Vancouver, British Columbia, V6C 3A6 Canada
Chief Financial Officer	Casey Forward, CGA Suite 1020 - 400 Burrard St. Vancouver, British Columbia, V6C 3A6 Canada
Vice-President Business Development/ Director	Grzegorz Namyslowski 14 Obroncow Street 03-933 Warsaw Poland
Vice-President Strategic and Corporate Development	Chuck Correll Suite 1020 - 400 Burrard St. Vancouver, British Columbia, V6C 3A6 Canada

B. Advisers

The following table sets forth the name, business address of our key advisers:
Position	Name and Business Address

Bankers	Bank of Montreal First Bank Tower 595 Burrard Street Vancouver, British Columbia, V7X 1L7 Canada
Bank Polska Kasa Opieki S.A. 5th Branch Ul. Jerozolimskie 65/79 00-950 Warsaw, Poland
Citibank Poland S.A. Senatorska 16 00-923 Warsaw, Poland
Bank PKO B.P. 4th Branch Kraków, Poland
Legal Advisers	Stikeman Elliott Suite 1700 - Park Place 666 Burrard Street Vancouver, British Columbia, V6C 2X8 Canada
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

Item 2 - Offer Statistics and Expected Timetable

Not applicable

Item 3 - Key Information

A. Selected Financial Data

Financial Highlights

The following table sets forth our selected consolidated financial data for the two months ended December 31, 2001 and the four years ended October 31, 2001 prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). This selected consolidated financial data include the accounts of our parent and our subsidiaries.

	Two months ended December 31, 2001	Years ended October 31
		2001	2000	1999	1998
	$CDN	$CDN	$CDN	$CDN	$CDN
Revenues	639,871	2,079,504	332,784	-	-
Net income (loss) from continuing operations
Canadian GAAP	(773,491)	(2,301,619)	(2,553,497)	(1,260,250)	(674,336)
US GAAP	(773,491)	(2,301,619)	(2,553,497)	(1,260,250)	(674,336)
Net income (loss) from discontinued operations
Canadian GAAP	(267,198)	(2,231,941)	(1,612,680)	(585,700)	-
US GAAP	(267,198)	(2,231,941)	(1,303,380)	(2,029,250)	-
Income (loss) per share
Canadian GAAP	(0.05)	(0.21)	(0.21)	(0.10)	(0.04)
US GAAP	(0.05)	(0.16)	(0.20)	(0.18)	(0.04)
Total assets
Canadian GAAP	16,222,495	15,055,326	10,805,982	7,784,298	9,316,486
US GAAP	16,222,495	15,055,326	9,671,732	6,340,748	9,316,486
Net assets
Canadian GAAP	13,375,490	12,724,982	9,318,566	7,321,065	8,984,043
US GAAP	13,375,490	12,724,982	8,184,316	5,877,515	8,984,043
Long-term debt	-	-	-	-	-
Capital stock	26,110,367	21,310,084	20,962,784	15,247,857	15,178,857
Cash dividends declared	-	-	-	-	-
Weighted average number of common shares outstanding	22,163,416	21,837,002	19,774,547	18,133,916	18,080,125

Exchange Rates

In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars ("CDN"). Equivalents will be given in U.S. dollars ("USD") or Polish zloty ("PLN"), or Canadian dollars where the first currency stated indicates that a contract, a fee or agreement was made pursuant to a currency other than the Canadian dollar.

Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from November 1, 1998 to December 31, 2001 were as follows:

U.S. DOLLARS PER $1.00 (CDN.)

	Two months ended December 31, 2001	Years ended October 31
		2001	2000	1999	1998
High	.6418	.6714	.6983	.6917	.7159
Low	.6227	.6316	.6525	.6391	.6307
Average	.6306	.6498	.6786	.6683	.6843
End of Period	.6287	.6340	.6534	.6801	.6486

The high and low exchange rates for Canadian dollars, expressed in U.S. dollars, for each month from January 1, 2002 to April 30, 2002 were as follows:

U.S. DOLLARS PER $1.00 (CDN.)

Monthly

	January 2002	February 2002	March 2002	April 2002
High	.6316	.6322	.6355	.6410
Low	.6175	.6200	.6209	.6239

In this report, several references are made to business in Poland and the Polish currency, the zloty. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Polish zloty (zloty), expressed in U.S. dollars, from November 1, 1998 to December 31, 2001 were as follows:

U.S. DOLLARS PER 1 POLISH ZLOTY (zloty)

	Two months ended December 31, 2001	Years ended October 31
		2001	2000	1999	1998
High	.2538	.2549	.2494	.2934	.2970
Low	.2428	.2132	.2109	.2352	.2564
Average	.2468	.2410	.2325	.2614	.2861
End of Period	.2518	.2450	.2146	.2371	.2922

The high and low exchange rates for Polish zloty, expressed in U.S. dollars, for each month from January 31, 2002 to April 30, 2002 were as follows:

U.S. DOLLARS PER 1 POLISH ZLOTY (zloty)

Monthly

	January 2002	February 2002	March 2002	April 2002
High	.2546	.2443	.2445	.2520
Low	.2365	.2325	.2359	.2425

On May 7, 2002 the Canadian dollar and the Polish zloty closed at the following rates:

$1.00 USD = $1.5683 CDN

$1.00 USD = 3.9519 Polish Zloty (zloty)

B. Capitalization and Indebtedness

The following table sets forth our consolidated capitalization and indebtedness as at March 31, 2002.

As at March 31, 2002
$CDN

Short term debt	$2,449,259
Long term debt	-
Total debt	$1,956,946
Shareholders' equity
Common shares - issued (including contributed surplus and value of warrants)	32,365,076
Deficit	(19,049,335)
Other comprehensive income	853,146
Total shareholders' equity	14,168,887

Total capitalization	$16,618,146

C. Risk Factors

History of losses, likelihood of future losses and dependence on additional financing

We have not been profitable in the past. The aggregate of our net losses (accumulated deficit) of $17,781,190 CDN to December 31, 2001, has been financed by private placements and the exercise of stock options and warrants. We may not be profitable in the future.

Our strategy involves significant expansion of our existing operations through both acquisitions and organic growth. The continued development and improvement of our business will require substantial amounts of additional financing. If we are unable to secure such financing on acceptable terms and on a timely basis, our financial results may be adversely affected.

In addition, our future prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing new businesses, which can be characterised by intense competition and rapidly changing events. Our auditors have included an explanatory paragraph regarding our ability to continue as a going concern in the auditors' report for the two months ended December 31, 2001 and the year ended October 31, 2001, and we have discussed this issue in footnote 1 to our financial statements. The financial statements have been prepared on a going concern basis, however, indicating that the concern is not a probability, but a possibility.

There can be no assurance that our financial plans will be achieved.

Further acquisitions of cable television businesses

The completion of acquisitions and the integration of acquired cable television businesses constitutes a material part of our growth strategy. We continuously review potential acquisitions (although as of the date hereof we have no agreements to make any acquisitions). A detailed assessment of the financial position, profitability and return on investment of a potential target, of acquisition costs, and of the costs related to the integration of these businesses form an essential element of our due diligence. Nonetheless, these additional acquisitions and integration efforts could significantly divert the resources and attention of management from our ongoing operations. It may be necessary to invest additional capital to expand or upgrade the networks of the acquired operations. We cannot ensure that any further acquisitions will be completed in a timely manner or at all or on terms and conditions ultimately favourable or acceptable to us. Any unanticipated difficulties in acquiring potential targets and their networks or in integrating an acquired business in our operations may result in unanticipated expenditures and in the frustration of our development strategy and may adversely affect our financial results.

Competition

We operate in markets that are open to a variety of competitors, including large, well-established companies in the cable and satellite television and internet access businesses, among others. The current legal environment makes it possible for competitors to build parallel and competing networks in the same regions in which we operate. Currently, less than 10% of our aggregate networks are overbuilt by our competitors. Therefore, even where our competitors operate in the same markets as we do, these competitors are typically not wiring the same subscribers as we do. However, if competitors are willing to significantly overbuild our networks and are able to obtain programming that is appealing to subscribers at reasonable costs and we are unable to do so, our business may be materially adversely affected.

In addition, the cable television and internet access businesses are subject to rapid and significant changes in technology. Currently, no single method of television signal transmission dominates in Poland. Rapid technological changes and the profitability of transmission technology other than cable may adversely affect our business.

If competitors with a large market share, such as TPSA, offer comparable internet access services at a lower cost than we do, our business would be harmed.

Furthermore, some of our existing and potential competitors are significantly larger than us, and some have significantly more access to capital than we do. Our business may be adversely affected if such competitors are able to grow their networks more quickly than we can or are able to successfully compete with us for acquisition targets. In addition, cable television and internet access technology changes quickly, and our business may be harmed if our competitors with more access to capital are able to take advantage of such new technologies and we are not able to do so.

Agreements with TPSA

Approximately 25% of our network has been constructed using pre-existing conduits of TPSA. Our agreements with TPSA provide that we may use TPSA conduits to offer our services through our own network and to upgrade, repair and maintain our network.

TPSA also maintains a small cable TV business and is one of the top providers of internet access services in our market. TPSA is, therefore, one of our competitors. Our agreements with TPSA permit TPSA to terminate these agreements without penalty at any time either immediately (upon the occurrence of certain conditions) or upon three to six months' notice (without cause). If these agreements were terminated, we could be prevented, for a period of time, from accessing our network and would have to make significant expenditures to build or lease alternative conduits, adversely affecting our business and financial results.

Loss of key personnel

We compete with other cable television providers for qualified operating, sales, marketing, administrative and technical personnel. Our success will significantly depend upon our ability to hire and retain such personnel. We may not be able to attract, recruit and retain sufficient qualified personnel. Furthermore, we are currently managed by a small number of key management and operating personnel. Our business success depends significantly on the efforts and abilities of these individuals. If we were to lose the services of key management and operating personnel, our business would be negatively affected.

Regulation and permitting requirements

Cable television operators in Poland are regulated by various governmental bodies and are required to comply with intellectual property rights protections.

Our telecommunication approvals have been granted for the next 10 years (from 2002), and all of our existing channels and programs have been registered for the maximum allowable period of three years. The National Council for Radio and Television ("KRRiT") has the authority to reject applications to extend existing programming licenses or the registration future programming if the programming violates any provision of the Polish Television Act. If KRRiT were to refuse to extend our existing operating and programming licenses or reject any of our future programming applications, our business would be materially adversely affected.

Existing laws and regulations, or the interpretation or enforcement thereof, affecting our business may change. Some changes, including changes in connection with Poland's accession to the European Union, may have an adverse effect on our business. New laws and regulations may regulate the prices we can charge for providing cable television or internet access services or the level of fees we are required to pay to organisations for the collective copyright administration and protection, among other changes.

Currency risk

We do not hedge currency risk. Our revenues are generated in zlotys, while our programming costs (constituting 18% compared to our revenues in 2001), our expenditures for technical equipment purchases and our expenditures for the construction and maintenance of cable networks, among certain other costs, are denominated in foreign currencies. Accordingly, significant fluctuations of the zloty in relation to those currencies may adversely affect our business and our financial results.

Dilution of share capital

As at April 18, 2002, there exist options to purchase a total of 4,370,000 of our shares and warrants to purchase an additional 5,447,351 shares (9,817,351 shares in total). If all of these options and warrants were exercised, shares issued as a result of such exercise would constitute 25.97% of all of our outstanding shares. The exercise of these options and warrants and the resale of the resulting shares on a public market may adversely affect the market price of our shares and our ability to raise future equity financing upon favourable terms.

As of April 18, 2002, our constituent documents authorise the issuance of up to 100,000,000 shares of common stock. Consistent with our strategy, we may issue some or all of such shares to acquire one or more businesses or other types of property or to provide additional financing. In addition, we may grant additional options and issue additional warrants in the future. The issuance of those shares may result in a reduction of the market price of our outstanding shares. The issuance of any additional shares will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of our voting control.

No dividends

In the past, we have not paid any dividends to our shareholders in any form. We do not intend to pay any dividends in the foreseeable future.

Conflicts between the interests of large shareholders and minority shareholders

It is possible that a holder of a large number of our shares will be able to control (individually or jointly with others) our activities or exert a significant influence on our governing bodies or our business, including the ability to effect changes to our constituent documents and other material issues.

There presently is no shareholder able to exercise such control. However, the concentration of share ownership in the hands of a few shareholders in the future may make it impossible, without the consent of such shareholders, to effect a change in control or to appoint or remove a director. Possible conflicts among shareholders holding large numbers of our shares and possible conflicts between such shareholders and minority shareholders may adversely affect us.

Shares not currently actively traded

Our common shares are listed on the TSX Venture Exchange. The rules of this exchange require a trading halt when a company has a change of business. At the present time our stock is halted from trading on the TSX Venture Exchange resulting from a change of business.

The requirements of the exchange are varied and a change of business may take several months to complete. A company wishing to remain trading on the TSX Venture Exchange must comply with this policy. We are currently seeking alternative exchanges. We cannot be certain if or when this process may be completed and when our shares would be reinstated for trading on any exchange. This can cause shareholders liquidity problems without an exchange to trade their shares and uncertainty as to the share price.

Shareholders' rights are different in Canadian corporations

We are a corporation incorporated under the laws of British Columbia, Canada. The rights of holders of our shares are governed by the laws of the province of British Columbia and the federal laws of Canada and by our constituent documents. These rights may differ in certain respects from the rights of shareholders in the United States.

Holders of our shares may not be able to obtain enforcement of civil liabilities

While many of our assets are located in Poland, a majority of the members of our board of directors and officers are residents of countries other than Poland (primarily Canada). As a result, it may be more difficult for holders of our shares to effect service of process on us, our directors and our officers and to enforce against us, our assets or these persons any judgements in civil and commercial matters. In addition, a Canadian court may not permit holders of our shares to enforce in Canada a judgement by a non-Canadian court related to claims under securities or other laws or otherwise related to their ownership of our shares. Canada is not a signatory to the Lugano Convention on Jurisdiction and Enforcement of Judgements in Civil and Commercial Matters.

We are subject to Canadian taxation

As a British Columbia corporation, we, our income, and our dividend payments to our shareholder are subject to Canadian tax laws and regulations. Depending on the jurisdiction of residence of our investors and on tax treaties, laws and regulations applicable to them, our investors may be subject, directly or indirectly, to various Canadian tax laws and regulations. We advise our investors to contact their tax advisors to determine how the tax laws and regulations of Canada and other jurisdictions applicable to them apply to them and their investments in us.

Risk of "Penny Stock"

The disclosure requirements often have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules, and accordingly, investors may find it difficult to sell their shares, if at all.

Our common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the US Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognised" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 USD (if the issuer has been in continuous operation for at least three years) or $5,000,000 USD (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 USD for the last three years.

Section 15(g) of the US Securities Exchange Act of 1934, as amended, and Reg. Section 240.15g(c) 2 of the US Securities and Exchange Commission require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in our shares are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be penny stock.

Moreover, Reg. Section 240.15g-9 of the US Securities and Exchange Commission requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in our common stock to resell their shares to third parties or to otherwise dispose of them.

Risks relating to our investments in Poland

General

Companies that operate principally in Poland are subject to greater risks, including in some cases significant legal, political and economic risks, than companies operating in the United States or Canada. In addition, there may be events that impact emerging markets or Central and Eastern European markets other than Poland which are perceived to also impact Poland when in fact they do not.

Accordingly, particular care should be exercised in evaluating the risks relating to our investment in Poland and in deciding whether, in the light of those risks, an investment in our securities is appropriate. Generally, investments in companies which operate principally in Poland are only suitable for sophisticated investors who appreciate the significance of the risks involved. Investors should also note that, in countries such as Poland, market and other conditions are subject to rapid change. Therefore, the information set out in this document may become outdated quickly.

Economic conditions in Poland

Following its transition to a market economy and pluralist political system, Poland has experienced and will continue to experience significant economic and political changes that could affect us and our shareholders. The Polish economy has benefited from policies implemented by the Polish government since 1990, and these policies are likely to continue as Poland moves towards joining the EU, which is targeted for 2004. Nevertheless, if Poland, by popular referendum, approves the joining of the EU, short- and medium-term legal and regulatory changes and uncertainty may result. In addition, the Polish government, prior to Poland's joining the EU, may impose regulations that will be contrary to the EU framework which, if adopted, could have an adverse effect on our business.

Our business is dependent to a large extent on economic conditions in Poland, including on such factors as the growth of the Polish gross domestic product, interest rates, inflation, fluctuations between the zloty and other currencies (in particular the US Dollar and the Euro) and levels of personal income and unemployment. Any deterioration in the global economy or in business activity in Poland, as a result of global, regional, national or other factors, may adversely affect our ability to sell our services.

Polish businesses still have limited experience of operating in competitive market conditions. Accordingly, when compared to US or Canadian businesses, many Polish businesses have organisational structures that do not reflect competitive operating conditions. Although many companies in Poland are undergoing or have undergone significant organisational restructuring in order to succeed in a competitive operating environment, some ultimately may not be successful. If the Polish economy suffers because many Polish businesses are unsuccessful, our business may also be adversely affected.

Our business is subject to an evolving Polish tax system

Polish tax regulations have changed in recent years and as a result many tax regulations are either not the subject of firmly established interpretations or are subject to frequently changing interpretations. All of the foregoing results in a greater risk of tax non-compliance for a company operating in Poland than for companies operating in countries with more established tax systems. In addition, there exists a greater risk that the enforcement of penalties and sanctions will not be consistent. If we become subject to disputes with Polish tax authorities, our business might be adversely affected.

Item 4 - Information on the Company

General

We have three business interests in the country of Poland. Our principal business is providing cable TV.

We were incorporated on March 28, 1979 under the name of "Clear Mines Ltd." by registration of its Memorandum and Articles under the Company Act of British Columbia, Canada (the "British Columbia Company Act"). We consolidated our shares on a one new for 3.9 old shares basis and changed our name to "Redwood Resources Inc." on August 16, 1985. We again consolidated our shares on a one new for three old shares basis and changed our name to "Trooper Explorations Ltd." on May 29, 1992.

On May 4, 1995 we changed our name to "Trooper Technologies Inc." and on October 19, 2001 we changed our name to "Stream Communications Network, Inc.". We changed our year end from October 31 to December 31 starting in 2001.

Our authorized capital is 100,000,000 common shares without par value.

Our registered office is Suite 1700 - Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada. Our agent in Poland is Kancelaria Adowokacka, Marta Szymanek, Ul. Al. Jerozolimskie 30, 00-024 Warszawa, Poland. Our principal offices are located at 1020 - 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada, telephone (604) 669-2826.

We have the following four subsidiaries:

1. Stream Communications Sp. z o.o. ("Stream Cable TV") was incorporated on October 26, 1999, under the laws of Poland. We own a 100% interest in Stream Cable TV which is in the business of operating a cable television business in Poland. Stream Cable TV's growth is being accomplished through acquisitions of small, independent cable TV providers and through its own marketing efforts. Stream Cable TV is located at al. 29 Listopada 130, 31-406 Krakow, Poland;

2. PolVoice.com Sp. z o.o. ("PolVoice") was organized on August 11, 1999, under the laws of Poland. We own a 95.5% interest in PolVoice. PolVoice is in the business of Internet, data transmission and a VOIP provider in Poland. PolVoice has created its proprietary software and network for transmission of VOIP and data transmission (documents, electronic mail, Internet). Ultimately PolVoice had plans to create a network of inter-city connections, intended for medium to large corporations. The company has decided that the operations of PolVoice do not fit with the main business of cable TV. Accordingly, subsequent to December 31, 2001, the operations were terminated and the entity is being liquidated. PolVoice is located at Ul. Walecznych 42/7, Warsaw, Poland;

3. International Eco-Waste Systems S.A. ("Eco-Waste") a wholly owned subsidiary of our Company was incorporated on September 24, 1996under the laws of Poland. Eco-Waste was in the business of constructing and operating waste rendering plants in Poland. At present we have no operating plants or revenue from operations in Eco-Waste. Eco-Waste had begun the construction of the first modern rendering plant in Zabokliki, Poland and had planned to build two additional rendering plants in Poland. Since our main focus is cable TV, it has been decided that the business of Eco-Waste does not fit and accordingly we have entered into agreements to sell Eco-waste subsequent to December 31, 2001. Eco-Waste is located at Ul. Zloczowska 12 lol.3, 03-972 Warsaw, Poland; and

4. EES Waste Solutions Limited, a wholly owned subsidiary of our Company was incorporated on July 11, 1996, under the laws of Cyprus, located at 3 Themistocles Dervis Street, CY-1066 Nicosia, Cyprus. EES Waste Solutions Ltd. is presently inactive. We have entered into agreements to sell this entity along with Eco-Waste subsequent to December 31, 2001.

We are a reporting issuer in the Province of British Columbia, Canada and our common shares are listed for trading on the TSX Venture Exchange under the trading symbol "TPP". The rules of this exchange require a trading halt when a company has a change of business. At the present time our stock is halted from trading on the TSX Venture Exchange resulting from a change of business.

The following diagram sets out the intercorporate relationship between our Company and its subsidiaries:

	Stream Communications Network, Inc.

100%				95.5%
International Eco-Waste Systems S.A.				PolVoice.com Sp. z o.o.
	100%		100%
	EES Waste Solutions Ltd.	Stream Communications Sp. z o.o.

		51%	100%
		Bielsat.com Sp. z o.o.	Miejska Telewizja Kablowa Sp. z o.o.

Office Space in Canada

We utilize about 2,500 square feet of office space in Vancouver, British Columbia. Our rent is $3,425 CDN per month increasing 6% per annum in October of each year until May 2009. In addition, we pay $2,580 CDN per month for maintenance and utilities and $7,820 CDN per month for office support that includes a photocopier, telephones, a fax machine, computers, printers, scanners, secretarial services, reception services and consumables.

Stream Communications Sp. z o.o.

Overview

Stream Cable TV provides cable television services and high-speed Internet access in the Southern Polish provinces of Śląskie, Małopolskie, Świętokrzyskie and Podkarpackie through its hybrid fibre coax networks. Stream Cable TV has approximately 41,000 cable television subscribers which represents a penetration of 70% of homes passed. Stream Cable TV seeks to provide its customers with a high quality product by employing modern, reliable networks, a broad selection of programming, management that follows best industry practices and professional customer service. Although providing cable television services accounted for approximately 90% of its consolidated revenue for 2001, Stream Cable TV is in the process of introducing high-speed Internet access over its networks and has a small but growing number of internet subscribers.

Stream Cable TV intends to continue developing its cable television business aggressively, principally through acquisitions and also by securing new subscribers from among the residences already passed by Stream Cable TV's networks and through build-out to nearby residences. Stream Cable TV has not incurred any debt while funding its growth and operations from equity issues. Management of Stream Cable TV possesses experience and cable-business expertise, and in particular knowledge of its local target markets.

History of Stream Cable TV

In October 1999, Stream Cable TV was established wherein we acquired a 49% interest for total consideration of $196,000 zloty ($46,629 USD, $68,561 CDN). On January 1, 2001, a change of the Polish telecommunication law allowed foreign ownership to be unlimited. On January 15, 2001, the Company purchased from the other shareholders the balance of issued shares (51%) in Stream Cable TV making Stream Cable TV wholly owned (100%) by the Company. The sum of $97,000 USD ($145,785 CDN, 397,603 zloty) was paid to Castle Holdings Ltd., Adam Wójcik and Dobroslaw Ploskonka, related parties to the Company, as a reimbursement of cost for their acquisition cost for their shares in Stream Cable TV.

Under the direction of Adam Wójcik, a team of marketing, technical and sales people was assembled to implement, market, sell and maintain cable television services in Southern Poland.

Stream Cable TV has been able to improve operational performance of the networks it has acquired primarily by closing local offices that provide duplicative functions and by moving all customer information onto its central subscriber, billing and service database. Additionally, most management functions are centralised while keeping customer care functions decentralised.

Since then, Stream Cable TV has made a number of acquisitions which have been successfully integrated into its core business. The most significant of these acquisitions were those of Bielsat.com Sp. z o.o. ("Bielsat.com"), a portion of the assets of Elektromontaz Rzeszów S.A. ("Elektromontaz"), Miejska Telewizja Kablowa Sp z o.o. ("MTK"), and GimSat Sp z o.o.("Gimsat"). These are discussed in turn.

These acquisitions include:

Name of Target	Regions where Target has Operated	Year
51% shares in Bielsat.com	Bielsko-Biata, Czechowice-Dziedzice	June 2000
A portion of the assets of Marsat S.C.	Czêstochowa	July 2000
A portion of the assets of Telemedia Sp. z o.o.	Czêstochowa	July 2000
A portion of the assets of Bister Sp. z o.o.	Jaworzno, Czechowice-Dziedzice	August 2000
A portion of the assets of Elektromontaz Rzeszów S.A.	Rzeszów, Bochnia, Sandomierz	September 2000
100% shares in MTK	Czêstochowa	July 2001
A portion of the assets of AZART S.C.	Kielce, Busko	July 2001
0.21% shares in Gimsat	Jaslo, Sanok, Brzozów	June 2001

Stream Cable TV's ownership of Bielsat.com

Stream Cable TV is one of the founders of Bielsat.com. Since its formation on March 8, 2000, Stream Cable TV has been holding 51% of the shares in Bielsat.com The remaining 49% of the shares are owned by PPUH Bielsat Sp z o.o.

Stream Cable TV's acquisition of certain assets of Elektromontaz

On February 24, 2000, Stream Cable TV acquired cable TV network assets from Elektromontaz. The acquired assets consisted of an existing cable network, with its related equipment to provide cable television services, together with over 5,000 television cable subscribers.

Stream Cable TV's ownership of MTK

Since July 2, 2001, Stream Cable TV has been the sole shareholder of MTK. On January 11, 2002, Stream Cable TV merged with MTK, Stream Cable TV being the survivor. The merger was effected without a capital increase being required under Polish law. The proceedings to register the merger with the Polish National Court Register are in progress but have not yet been concluded. The merger will be effective upon the National Court Register's final registration of the merger.

Stream Cable TV's ownership of Gimsat

On June 5, 2001, Stream Cable TV and Gimsat shareholders concluded a preliminary purchase and sale agreement by which Stream Cable TV would acquire the remaining 99.79% of Gimsat shares. This preliminary agreement contemplates the consummation of the purchase and sale to occur on or before June 30, 2003. Pursuant to the preliminary agreement an irrevocable power of attorney covering 99.79% of Gimsat's shares and a registered pledge agreement covering 99.79% of Gimsat's shares secures the repayment of Stream Cable TV's advance in the event the purchase of Gimsat does not close on or before June 30, 2003. As of December 31, 2001, however, no final purchase and sale agreement has been signed.

As at December 27, 2001, Stream Cable TV had advanced a total sum of 8,694,010 zloty (CDN $3.5 million; USD $2.2 million) to the Gimsat shareholders. With the increased amounts paid, the Gimsat owners agreed that the board of Gimsat could be changed and on January 1, 2002, the board of Gimsat was changed and composed entirely of Stream Cable TV members.

In connection with these transactions, Gimsat terminated its customer relationships with its subscribers and Stream Cable TV signed up 12,300 of Gimsat's subscribers, which number constitutes most of Gimsat's terminated subscribers. Stream Cable TV rents this cable network from Gimsat.

Stream Cable TV's Business Strategy

Stream Cable TV's goal is to become one of the leading cable television and internet service providers in Poland Its strategies to achieve this objective include:

Growth of subscriber base.

Stream Cable TV intends to increase its subscriber base principally through acquisitions of operators, and subsequently to increase the penetration of these networks by improved marketing. Stream Cable TV has already made eight successful acquisitions as part of this strategy.

Growth of revenues per user.

Stream Cable TV plans to grow the revenues it receives from its existing customers by: (i) encouraging them to subscribe for more expensive cable television packages (by seeking to continually improve the quality of its program offerings at higher tiers), (ii) offering high-speed Internet access; and (iii) offering other services.

Regional focus.

Stream Cable TV targets the southeast of Poland owing to the high density of population and a relatively low build-out of cable television services in that area. Stream Cable TV will also remain opportunistic with regard to acquisition opportunities in other regions of Poland.

Upgrading of infrastructure.

Stream Cable TV is upgrading the infrastructure of acquired systems using the two-way high capacity HFC technology and by preparing its networks to transmit new services, including Internet access, pay-per-view and video-on-demand.

Professional management structure.

Stream Cable TV has an experienced management team that provides both local market knowledge and cable-operator expertise. Furthermore, Stream Cable TV is implementing a uniform management structure that is designed to achieve a high level of customer care by centralising management functions such as billing, while also keeping teams of marketing, customer service and network maintenance service professionals dedicated to local service areas.

Creation of a brand.

Stream Cable TV is standardising its channel offerings and pricing structures across all acquired networks which will help build a brand that may be more effectively marketed.

Most of the above-described actions do not require substantial expenditure and will be financed by operating revenues. We anticipate that we will undertake additional issuances of shares if Stream Cable TV identifies other attractive cable television systems, the purchase of which would enhance our goodwill.

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

In more recent years, due in part to the growth of the economy and to the promulgation of cable industry regulations that have helped attract quality programming to Poland, the cable industry has developed rapidly, including through the entry of large cable operators, such as @Entertainment and UPC (United Pan-Europe Communications), that have constructed high-quality cable systems with numerous channel offerings.

Nevertheless, the Polish cable market remains underdeveloped. As of 31 December 2001 there were approximately 4.35 million cable subscribers in Poland, out of 12.5 million television households. The Company believes that there are a considerable number of unserved locations in Poland, particularly in urban areas, that would be suitable for the construction of cable television networks and the provision of cable television services. Average monthly salaries as of December 31, 2001 are approximately PLN 2061 (approximately US$503), while the average monthly cable subscription rates of the five biggest Polish cable operators (including VAT) is PLN 39.00 (approximately US$9.51).

In addition, we believe that there is significant potential for further consolidation among Polish cable television providers. We believe that currently the top 12 operators (including Stream Cable TV) control approximately 60% of the built-out market, with the remaining 40% serviced by roughly 600 operators. We expect consolidation among these providers, particularly as smaller operators face the burden of compliance with regulations that set minimum technical standards for cable television networks and require payment for programming produced by others.

Polish Cable Television Characteristics

Poland is Europe's seventh largest cable television market. Poland is also the largest single-language market in Central Europe. We believe that there are several reasons why Poland represents a favourable market for the provision of multi-channel cable services. Several characteristics that distinguish the Polish cable market from other cable markets include:

(a) Viewer Demand

Poland has one of the highest television viewing rates in the world, despite generally poor-quality reception and limited programming choices. In 2001, each Polish family, taken together, watched an average of approximately 279 minutes (over four and a half hours) of television per day per household, as compared with averages of 263 minutes and 177 minutes per day per household in the United States and Germany, respectively.

(b) Network Density

Poland is one of the most densely populated countries in Central Europe. The housing market in Poland's urban areas is characterized by multiple dwelling units ("MDUs"). Many MDUs are owned or controlled by co-operatives, municipalities or private owners which frequently own a number of MDUs. So far the strategy of cable television operators in Poland has generally been to cover only MDUs with their networks. This strategy arises from a high level of network density (i.e. the number of homes passed per 1 kilometre of the network) which results in extremely low build costs per subscriber. Currently the average network density for Stream Cable TV is about 390 homes passed per kilometre of cable. By comparison, the average network density in the United States is 48 homes per kilometre of cable. Such high network density offers marketing and other cost benefits in terms of targeting, attracting and servicing customers and collecting subscription fees.

(c) Building Access

In Poland the right to build cable television networks is acquired by agreement with the owners of a building and does not require a permit from any regulatory telecommunications authority. Under such agreements , the operator is generally permitted to connect to its network all apartments located in a given building. Such agreements are concluded by Stream Cable TV for periods varying from 10 to 20 years, which are capable of being extended.

(d) Customer Base

Stream Cable TV's customer base consists of middle-income families living in MDU's. Middle-income families living in MDU's account for approximately 70% of residential housing in all Polish cities, resulting from the relatively low cost of building cable television networks in locations with a high housing density. As at the end of March 2002, the overall penetration rate, measured by the number of subscribers of Stream Cable TV divided by the number of homes that have been passed by its networks, is approximately 70%. This current penetration rate reflects improvement resulting from an efficient integration of the acquired systems with Stream Cable TV's networks. Prior to their integration, the target companies had penetration rates ranging from 35% to 65%. Stream Cable TV has experienced average annual churn rates of approximately 13% in 2000 and approximately 8% in 2001. Stream Cable TV has a total of approximately 41, 000 subscribers on a consolidated basis.

Marketing and Sales

Most networks that Stream Cable TV has conducted no advertising or marketing activities. As a result, Stream Cable TV expects that it can gain many new subscribers from these existing networks through marketing alone without having to extend any further.

Stream Cable TV's marketing and sales strategy is currently delivered through the use of professionally trained salespeople working at seven permanent customer care and marketing offices and seasonal promotions of its services when Stream Cable TV obtains most of the clients. Stream Cable TV also uses a preview channel, information channel, promotional material mailed with monthly invoices and its website to inform its customers of existing and new programs and services. Stream Cable TV undertakes a number of additional marketing initiatives that are unusual for a company of Stream Cable TV's size, including market research, radio advertising, and newspaper advertising. All these initiatives serve to limit customer churn, to move customers into more expensive tiers of service and to build a positive image of Stream Cable TV.

Customer Service

Stream Cable TV provides a high level of customer care and service. Stream Cable TV operates a call centre and seven customer care and marketing offices which are linked to a centralised customer care, service, maintenance and billing database that provides any program and rate information, billing, service and maintenance updates and through which Stream Cable TV lodges installation, service and maintenance requests.

Maintenance

Stream Cable TV employs approximately 20 technicians to handle installation, service requests and other network maintenance duties. Stream Cable TV commits to clear all service and maintenance requests and service interruptions within 48 hours, and most are resolved in a shorter time. Where service or maintenance work requires digging, Stream Cable TV uses outside contractors to perform that work.

Billing and Credit Control

Subscribers are billed one month in advance. It is Stream Cable's TV policy to disconnect subscribers whose bills are more than 60 days overdue. Customers seeking to be reconnected must pay their past-due amounts plus a reconnection fee.

Stream Cable TV's Technology

Its networks are, in general, modern two-way HFC cable networks.

Stream Cable TV owns approximately 80% of its networks and leases the remaining 20% from Gimsat. See the above discussion of the Gimsat acquisition at Item 4-History of Stream Cable TV. Because its networks are scalable, Stream Cable TV can add bandwidth as necessary by adding or replacing amplifiers.

The potential capacity of Stream Cable TV's networks is 68 radio channels at the bandwidth of 0,3 MHz and 94 television channels at the (European) bandwidth of 8,0 MHz. The capacity of its networks is smaller because some frequencies are used by state authorities, mobile telephony operators and terrestrial radio and television operators.

Currently, 75% of Stream's networks are engineered for a broad 862 MHz bandwidth and 17% of the networks operates at the 606 MHz bandwidth. The narrowest bandwidth of any portion of Stream's network is 550 MHz, which accounts for only about 8%. Stream Cable TV estimates that by the end of 2002 all its networks will be engineered for the broad bandwidth.

In the process of the unification of the channel offerings, all channels are put on the bandwidth of up to 720 MHz as in the future the higher band will be used for a digital signal transmission.

All of Stream Cable TV's equipment is obtained from multiple suppliers, both Polish and foreign. As it increases the size of its networks, Stream Cable TV expects that it may be able to negotiate better prices for its future equipment purchases.

As a result of Stream Cable TV having acquired multiple networks, its current overall system includes more cable head-ends than it needs. Stream Cable TV is carrying out works to eliminate about 50% of the existing head-ends.

Data transmission over HFC networks is much faster and more reliable than over telephone lines. Stream Cable TV has been converting its networks to make high-speed Internet access available to individual and business customers. The conversion involves, essentially, the upgrading of certain network amplifiers.

Services and Fees

Stream Cable TV offers its customers cable television services and is beginning to offer high-speed Internet access in certain areas as well. Stream Cable TV desires to unify the channel offerings and pricing structures of all of its networks. While it has not yet achieved this unity across all of the networks that it has acquired, almost all of its networks offer (with regional variation) the following three program packages:

- Broadcast Tier: encompasses 8 channels, including all four Polish national channels and Stream's own information channel;

- Intermediate Tier: encompasses 18 channels, including all the above Broadcast Tier programs and five Polish terrestrial programs, four German programs and three French programs; and

- Basic Tier: encompasses 45 channels, including all Intermediate Tier programs, Polish-language programs, German music programs, English-language information programs, other foreign language programs and certain pay channels.

The purpose of this tiered offering is to maximise penetration and also to encourage subscribers to move, over time, to higher priced tiers. In the future Stream Cable TV intends to offer premium packages of additional channels, including, for example, Canal+ or HBO.

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

Across Stream Cable TV's networks its current subscription prices at each tier are low compared to those of larger Polish cable television providers. Stream Cable TV expects to continue to increase its subscription prices across its networks until they are both uniform and in line with the broader Polish market given the quality of Stream Cable TV's programming.

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

Regulatory Environment

Radio and Television Act

The Radio and Television Act regulates the broadcasting of radio and television programmes and of cable channels. The Radio and Television Act established the National Radio and Television Council ("KRRiT"). KRRiT is responsible to support the freedom of speech in radio and television, to support the independence of broadcasting organisations, to protect viewers' interests and to ensure the open and pluralistic nature of radio and television. KRRiT also seeks to prevent steps aimed at the establishment of a monopoly in radio and television, to eliminate censorship and to ensure, through its licensing policy, the pluralistic nature of the audio-visual mass media. KRRiT also functions as the oversight authority over all activities of broadcasting organisations.

The Radio and Television Act ensures the independence of broadcasting organisations as they transmit information, entertainment, cultural and artistic events, and other ideas by imposing on broadcasters norms and conditions for their programming structures and by allocating broadcasting time to specific programme items. Such norms also apply to advertising, teleshopping and sponsoring. In order to enforce such restrictions, KRRiT is entitled to verify the contents and reception of all radio and television programmes broadcast in Poland.

Cable operators who broadcast entire channels of a domestic or foreign broadcasting organisation must register such channels with KRRiT. This registration requirement applies to all channels, except for nation-wide public radio and television and other programmes of domestic broadcasting organisations which can be received within such cable operator's area with common aerial reception equipment. Cable operators should apply for registration of a channel no later than within two months prior to the start of broadcast. The cable operator may start to broadcast two months after the filing of the application for registration unless KRRiT has denied the registration within that time. After the registration of a channel, the cable operator is obliged to notify the KRRiT within 14 days if the contents of the channel has materially changed. Stream Cable TV's channels have been either registered or their registration is pending; normally the registration is valid for three years.

KRRiT may refuse the registration of a channel if a cable operator does not have a valid broadcasting license or otherwise is not in material compliance with applicable laws. KRRiT may also refuse the registration of a channel if the contents of the channel itself is in violation of applicable law, among other reasons.

KRRiT may prohibit the broadcasting of a channel if such broadcasting would violate any provisions of the Radio and Television Act or if the cable operator fails to broadcast the channels in the prescribed order, introduces changes to a channel, or fails to broadcast the channel in full, among other reasons.

At present, Poland's legislature is in the process of reviewing the Radio and Television Act to decide whether it conforms with European Union standards. At present, the legislature is contemplating modifications to the regulations applicable to cable network operators, specifically in the areas of channel broadcasting, the statutory channel sequence, the contents of applications for channel registrations, and the criteria allowing KRRiT to deny registration applications for channel broadcasts, among other provisions.

Copyrights Act

Copyrighted works, such as the type broadcast by cable operators, are protected by the Copyrights Act.

Under the Copyrights Act, radio and television organisations, including cable operations, may broadcast published works only pursuant to an agreement with an organisation responsible for the collective management of copyrights or pursuant to an agreement with the author of such work. This requirement applies to both small verbal and verbal-musical works and to all broadcast works.

To facilitate this effort, the Copyrights Act provides for a statutory licence for cable operators. However, the statutory license applies only if the cable operator broadcasts a work simultaneously and integrally with the original broadcast. Persons who hold rights to such works are eligible for remuneration; royalties typically are paid to organisations of collective management of copyrights, such as ZAIKS, one such organisation.

Telecommunications Act

All telecommunications activities are regulated by the Telecommunications Act which took effect on 1 January 2001, replacing the Communications Act of 23 November 1990.

The Telecommunications Act provides regulations on telecommunications activities and technical requirements for equipment to be used for telecommunications activities. A "telecommunications activity" means the providing or making available any type of telecommunications service and the use of telecommunications networks. Moreover, the Telecommunications Act contains detailed provisions concerning telecommunications permits, radio permits, frequency usage, telecommunications secrecy, connection of networks, co-operation of operators, telecommunications infrastructure and the functioning and organisation of the Telecommunications and Post Regulation Office (prior to April 1, 2002, the Telecommunications Regulation Office) ("URTiP"), among other provisions.

Under the Telecommunications Act, a permit is required to use the public telephone network and any public network intended to broadcast retransmit radio and television programmes. Following the request of the operator, URTIP grants such permits for ten to twenty-five year periods. A permit entitles its holder to provide telecommunications services through its own network within all of Poland, subject only to the cable operator's technical capabilities. The Telecommunications Act does not contain any detailed prohibitions, and a permit does not restrict the area of telecommunications activity or the kind of services a cable operator may provide. Stream Cable TV has obtained a number of such permits, each valid until either 2011 or 2012.

URTiP may refuse to issue a permit only under certain circumstances defined in the Telecommunications Act or if there exist justified circumstances posing a threat to national defence or to the operation of telecommunication networks. When the applicant fulfils all conditions for acquiring the permit, URTiP must not refuse it.

Once obtained, the permit may be withdrawn if a court prohibits the operator from carrying on the economic activity covered by the permit, if the operator fails to meet the conditions which were the basis for granting the permit, or if the operator fails to remedy, within a specific time after notice thereof, any non-compliance with the regulations governing the permit. Furthermore, URTiP may withdraw the permit if the operator violates provisions of the Telecommunications Act or the regulations promulgated thereunder or violates the terms and conditions of the permit. URTiP also may withdraw the permit if a decision is made to wind-up operator, bankruptcy of the operator is declared or the operator fails to make the payments provided for in the Telecommunications Act. URTiP may make such a decision at its discretion but is not obliged to withdraw the permit even if one of these factors is true.

The Telecommunications Act does not require a permit under some circumstances. The Minster responsible for telecommunications may define, by ordinance, activities that do not require a permit. In such cases, operators are obliged to notify URTiP of the proposed activity in writing at least 28 days before the planned date of commencement of such activity. Following the notification, URTiP issues a certificate of notification. Stream Cable TV holds such a certificate related to its internet access services in the Krakow area.

Competition and consumer protection

Two principal laws that are relevant to Stream Cable TV apply with respect to competition and consumer protection regulations. Those are the Act on Protection of Competition ("Competition Act") and the Telecommunications Act discussed above.

(a) Competition Act

The Competition Act regulates market competition and consumers' rights. Specifically, the Competition Act regulates conditions on the development of competition, rules and methods of counteracting monopolistic practices and businesses' violation of consumer interest. The Office of Competition and Consumer Protection ("UOKiK") administers the Competition Act. Detailed provisions applicable to entitles operating in the telecommunications industry, especially provisions on dominant or significant market positions, are also contained in the Telecommunications Law.

The threshold question of whether the Competition Act applies turns on whether the entity in question holds a dominant market position. A dominant market position typically exists if the entity is able to prevent efficient competition in a given market by being able to operate to a large extent independently of its competitors, business partners and consumers. The Competition Act assumes that an entity holds a dominant position when its market share exceeds 40%. The Competition Act prohibits any activities that are designed to restrict competition through acquiring or strengthening a dominant position in the relevant market. Therefore, the Competition Act prohibits specific activities aimed at the elimination or the restriction of competition; a list of such activities is contained in the Competition Act.

Activities related to the concentration of entities are also subject to regulation. The Competition Act imposes an obligation to notify UOKiK of specific transactions, including mergers, share exchanges, acquisitions, and other transactions having a consolidating effect. UOKiK may prohibit such business combinations if, following such a transaction, the entities involved would acquire or strengthen a dominant position in the affected market that would substantially restrict competition. UOKiK approval may occur on a conditional basis.

The above notification requirement applies to all entities whose total sales in the financial year preceding the year of notification exceed an equivalent of EUR 50 million. However, the notification requirement does not apply if the entity that is being acquired had sales of EUR 10 million or less in the two fiscal years preceding the notification. In addition, no notification is required if the combined market share of both entities does not exceed 20%. Transactions among foreign entities that have an impact on the Polish market may also require notification. We will not meet these threshold requirements in the foreseeable future.

If an entity fails to notify the UOKiK or takes other steps that violate the Competition Act, UOKiK may levy fines against all parties participating in the combination as well as on the members of their governing bodies personally.

(b) Competition and the Telecommunications Act

The Telecommunications Act contains several provisions applicable to entities that hold a dominant or significant market position. Whether a public operator holds a dominant position in a given market is determined under the provisions of the Competition Act. In order to establish whether a cable operator holds a significant market position in a given market, a cable operator must have a market share of at least 25%. On the basis of certain criteria it is also possible to establish that a cable operator, whose market share is less than 25%, holds a significant market position. URTiP, acting jointly with UOKiK, must make the decision of whether the cable operator in a given area holds a dominant or significant market position.

The Telecommunications Law imposes several obligations on cable operators that hold dominant or significant market positions. Such obligations may include URTiP review of draft common services agreements and amendments thereto draft by-laws for the provision of common services or amendments to such by-laws, or may include observance of a certain procedure to set prices for common services, or the providing of services in accordance with certain rules , among other obligations. In connection with such obligations, URTiP may use several means of enforcing appropriate activities of operators holding a significant market position.

The list of operators that hold significant and dominant position is published by URTiP once a year.

Special obligations in exceptional situations

Under the Telecommunications Law Act, operators are required to take into consideration, while planning, constructing, developing, using or merging telecommunications networks, the possibility of force majuere events, such as the imposition of martial or emergency laws or natural calamities. Special obligations in such situations include, among other obligations, the co-operation of operators, securing networks and telecommunications equipment, maintaining continuity of operation and ensuring access of emergency services and governmental administration to telecommunications equipment.

Some special limitations are also imposed by the Act on Common Duty to Defend the Republic of Poland. In the event of operational reviews conducted by the armed forces, military drills, training in civil defence or common self-defence in peace time, as well as in the event of announcement of army mobilisation or at time of war, all businesses may be obliged to provide material services to the Armed Forces, for instance leasing real and other property to the armed forces.

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

Competition to Stream Cable TV

The following large Polish cable television operators, who control in the aggregate approximately 50% of the existing Polish cable television market, have a limited presence in the markets that Stream Cable TV has targeted:

- UPC Telewizja Kablowa S.A., a subsidiary of the European cable operator United Pan-Europe Communications, or UPC. UPC's cable subscribers are located in regional clusters encompassing eight of the ten largest cities in Poland.

- Vectra, which has approximately 394,000 subscribers in Poland, operates its major systems in Wrocław, Wałbrzych, Bielsko Biała, Elbląg, Olsztyn, Słupsk, Białystok and 70 other towns around Poland.

- Elektrim S.A., which has approximately 380,000 subscribers in Warszawa (Aster City), Kraków (Autocom) and Zielona Góra (ZTP).

- Multimedia Polska S.A., which has approximately 360,000 subscribers in Poland, principally in Kalisz, Szczecin, Gorzow Wielkopolski, Lublin, Rzeszow, Gdynia, Torun and Plock.

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

Direct-to-home satellite television ("DTH"), which is widely available in Poland, is a television delivery system that competes with cable. There are currently two providers of high-quality DTH in Poland:

- New Cyfra+, with about 620,000 subscribers (monthly fees in the range US$12.90 to US$27.60); and

- Polsat Cyfrowy, with about 280,000 subscribers (approximate monthly fee US$ 7.00).

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

International Eco-Waste Systems S.A.

Overview of Eco-Waste

Eco-Waste was in the business of constructing and operating rendering plants in Poland. Eco-Waste does not currently have any rendering plants in operation; however, it was planned to construct three animal-waste rendering plants in Zabokliki, Torun and Rawa Mazowiecka, Poland. With the Company's main business now focused on cable TV, a decision was made to sell off the business of Eco-Waste, considered not compatible with its business objectives. In April 2002 we signed agreements to sell Eco-Waste for an amount of $1.5 million USD ($2.35 million CDN, 5.93 million zloty) to an arm's length buyer.

History

On March 9, 2000, Eco-Waste entered into an agreement with the Danish company K.E.A. Andersen Montage A-S ("Andersen"), pursuant to which Andersen agreed to supply all equipment for the construction of the rendering plant in Zabokliki, Poland. Andersen was also responsible for the assembly and testing of the rendering plant. When the BSE scare hit Europe and subsequently Poland, it was decided to turn the meat rendering facility into a meat incineration facility. Andersen agreed to supply different equipment to meet the needs of incineration instead of the original contract.

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

In view of developments and uncertainty with BSE issues we took advantage of existing licenses and applied for and received an incinerator waste licence. Eco-Waste's incinerator license was formally receipted in February 2002, enabling Eco-Waste to operate a meat incineration facility in Zabokliki. As a result of our focus on cable TV and the operations of Stream Cable TV, we decided that the operations of Eco-Waste did not fit with our current objectives.

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

Dariusz Sutarzewicz - Technical:

Mr. Sutarzewicz is a specialist sanitary engineer who has worked for 15 years in the Polish animal-waste processing industry. He has worked notably within the Polish Institute of Meat and Fat Research and is a recognized expert in animal by-product rendering.

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

Real Estate

Eco-Waste owns two pieces of real estate in Poland:

On May 9, 1997 Eco-Waste purchased 1,950 square meters (20,989.8 square feet) of land, which is located 18 kilometres away from downtown Warsaw. Eco-Waste paid 242,000 zloty ($69,000 USD, $99,600 CDN) for this land. This land is not currently being used and the intended purpose of this land has not been determined at this time.

On May 1, 1998 Eco-Waste purchased 3.3 ha of serviced land in Zabokliki, near Siedlce, Poland for 87,284 zloty ($26,000 USD, 41,000 CDN). This land is being used for the site of the first rendering plant. To December 31, 2000 we have spent $2,036,726 CDN on the construction of the plant.

PolVoice.com Sp. z o.o.

Telephony and Internet Provider in Poland

Since October of 1999, PolVoice has been working on the development of software to offer Internet services in Poland. In November of 1999, PolVoice applied to the Ministry for Telecommunication in Poland for a license that is essential for PolVoice to operate in that sector in Poland. PolVoice received its telecommunications license as of August 22, 2000.

PolVoice's business objective was to become an Internet, data transmission and VOIP provider in Poland. PolVoice services did include VOIP services, data transmission, teleconferencing, web site development and maintenance.

In view of our main business and objectives directed towards cable TV, it was decided to discontinue the operations of PolVoice. In this manner, we are focused on one business objective. Subsequent to December 31, 2001, the operations of PolVoice were discontinued. The PolVoice entity will be liquidated.

History

We and Messrs. Tadeusz Piwowar and Rafal Skrzeczkowski formed PolVoice on September 23, 1999. We paid 220,000 zloty ($76,956 CDN, $51,997 USD) for a 68.8% stake in PolVoice. During 2001, we converted loans of 1,888,500 zloty made by the parent into additional shares of PolVoice to increase our ownership to 95.5%.

We did not incur costs related to the development or purchase of internal use software. With our technical expertise we modified existing systems, hardware and software and assisted customers in interfacing with their equipment to other systems or equipment.

The only sources of revenue have been from Internet servicing and web site development.

EES Waste Solutions Ltd.

EES Waste Solutions Ltd. is currently an inactive entity. In April 2002, we signed agreements to sell it along with Eco-Waste, as described further in our discussion of Eco-Waste, above.

General and Economic Conditions in the Republic of Poland

Substantially all our business operations are conducted in the country of Poland. Poland aspires to join the EU, and therefore needs to harmonize its legislature and trading practices with those of the EU. There have been many reforms since 1989 in banking, taxation and commercial practices. As a result, in 1991 Poland signed an EU Association Agreement that initialised the free-trade system with EU member countries; in 1996 Poland became the 28th OECD member; by 1997 Poland was invited to join NATO, invited to begin negotiating EU membership. The tax system in Poland was modified and a new personal income tax was introduced in 1992. Aside from direct taxes such as personal income tax and corporate tax, there are indirect taxes: value added tax (VAT), various custom duties or employee security tax (ZUS). It is expected that Poland will join the EU within two years and adopt the Euro within four years.

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

Item 5 - Operating and Financing Review and Prospects

Overview

We prepare our financial statements in Canadian dollars and in accordance with Canadian GAAP reconciled to US GAAP.

Our core business is considered to be our cable TV operations. At December 31, 2001 some $7 million CDN had been spent on the acquisition of cable television network equipment and $2.4 million CDN on the acquisition of licenses and subscribers. During the year ended October 31, 2001, we expended $2,725,120 CDN on cable TV acquisition as compared to total previous acquisitions of $4,031,346 CDN. Our future business growth is expected to consist of buying subscribers from independent operators, building networks in areas where existing operators are unwilling to sell us their subscribers, buying interests in existing cable operations and reconstructing old systems by preparing them for the transmission of new services, including pay-per-view, internet, and video-on-demand.

Our other endeavours involve PolVoice, that since October 1999 had been working on the development of software and hardware to offer internet services in Poland. The operations of PolVoice have been discontinued subsequent to December 31, 2001.

The operations of Eco-Waste are shown as discontinued operations pursuant to our decision to focus on our core cable TV operation. Eco-Waste had planned on building rendering and meat handling facilities. On December 4, 2000 the European Union's representatives announced that new regulations for rendering plants and meat handling changed as a result of beef contamination from bovine spongiform encephalopathy (BSE). We applied and received a hazardous waste licence to operate an incinerator plant, thus providing a continuity of business into meat waste incineration. In April 2002 we signed agreements to sell Eco-Waste for an amount of $1.5 million USD ($2.35 million CDN, 5.93 million zloty) to an arm's length buyer. It is anticipated that these agreements will close by the end of August 2002.

Results of Operations

Two Months ended December 31, 2001 Compared to the Year ended October 31, 2001

Revenue from operations was an average of $319,936 CDN per month as compared to the year ended October 31, 2001 that averaged $173,292 CDN per month showing an increase of 85%. This increase was expected, in that the number of subscribers has increased month by month. It is expected and planned that the number of subscribers and the average monthly rate will continue to increase. The increase in subscribers can result from increase in market penetration from marketing efforts and from acquisitions of assets and/or existing networks. Rates can increase from new services being offered. At this time it is impossible to speculate on the size of increases in revenue.

The loss from continuing operations before future income taxes and non-controlling interest averaged $402,650 CDN per month as compared to $260,304 CDN per month for the year ended October 31, 2001, for an average increase of 55%. The percentage increase of 85% for sales and 46% for operating expenses shows a slight improvement in profitability. Within the category of general and administrative, we experienced increases of 104% in accounting and auditing, being $95,284 for the two months ended December as compared to $280,539 for the year ended in October. Similarly, rent increased 128%, being $152,952 for the two months ended December and $402,916 for the year ended in October. Other comparisons are difficult to make as a two-month period is a very short time to measure against any trends. This is especially true as the year ended October 31, 2001 continually changed from acquisitions.

In July 2001, the Canadian Institute of Chartered Accountants approved the new handbook section 1581, "Business Combinations", replacing section 1580, that will require all business combinations to use the purchase method of accounting. It has also approved a new section 3062, "Goodwill and Other Intangible Assets", that will require intangible assets with an indefinite life and goodwill to be tested for impairment on an annual basis. Goodwill and indefinite life intangibles will no longer be amortized. Intangible assets with a definite life will continue to be amortized over their useful lives. The new sections are consistent with those recently approved by the FASB (SFAS No. 141 and SFAS No.142). The company determined that the cable TV licences have indefinite life. The company evaluated its existing intangible assets and goodwill and concluded that no provisions for impairment were required, except for goodwill from the acquisition of PolVoice, now part of discontinued operations (note 4). Subscriber base is amortized using the straight-line method at rate of 5%.

Generally there was a slight improvement in profitability, however, a period of two months is insufficient to give a good measurement.

Differences Between Canadian and United States Generally Accepted Accounting Principles and Effects of Recent Accounting Pronouncements

Our financial statements are prepared in accordance with Canadian GAAP and reconciled to US GAAP. Differences are shown in note 13.

Expenditures incurred during the start-up of a new facility prior to commencement of commercial operations may be capitalized under Canadian GAAP. Under US GAAP, these costs are expensed. For the year ended October 31, 1999, $1,443,550 CDN in start-up costs relating to Eco-Waste were capitalized under Canadian GAAP. These costs have been written off in total at October 31, 2001.

Recently the Canadian Institute of Chartered Accountants issued standards #3465 - Income Taxes, which requires the adoption of the liability rather than the deferral method of accounting for income taxes wherein accumulated tax balances are adjusted to reflect changes in tax rates. The new Canadian standard is consistent with the US rules.

Comprehensive income - US GAAP requires disclosure of comprehensive income which comprises income and other comprehensive income. Comprehensive loss for the company consists of net loss and other comprehensive income, being foreign exchange adjustment of $207,499 CDN (October 31, 2001: $655,703 CDN).

The Financial Accounting Standards Board issued FAS No. 143, Accounting for Asset Retirement Obligations in June 2001. FAS No. 143 requires that asset retirement obligations be recognized as a liability, measured at fair value. The associated retirement costs are capitalized and amortized over the asset's useful life. FAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We are currently considering the impact of FAS No. 143.

The Financial Accounting Standards Board issued FAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. FAS No. 144 requires that an impairment loss should be recognized if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value for assets in use. The standard also changes the criteria for classification of operating results as discontinued operations. FAS No. 144 is effective for financial statements issued for fiscal years beginning after December 14, 2001. We are currently considering the impact of FAS No. 144.

Liquidity, Capital Resources and Subsequent Events

For the two months ended December 31, 2001, we raised an additional $1,557,095 CDN from private placement of equity in the company's stock. During the year ended October 31, 2001, we raised $347,300 CDN from the exercise of stock options and $6,983,523 CDN from private placements. The following schedule gives a breakdown of our private placements at October 31, 2001 and December 31, 2001.
	Number of Units	Price ($CDN)	Amount ($CDN)	Cash Commission ($CDN)	Net ($CDN)
Private placement	901,286	1.75	1,577,251	75,273	1,501,978
Private placement	300,000	1.60	480,000	-	480,000
Private placement	2,259,295	1.60	3,614,872	8,000	3,606,872
Private placement	819,625	1.60	1,311,400	-	1,311,400
October 31, 2001	4,280,206		6,983,523	83,273	6,900,250
Private placement	1,240,705	1.60	1,985,128	35,770	1,949,358
Private placement	121,250	1.60	194,000	-	194,000
Private placement	125,000	3.15	393,800	11,820	381,980
December 31, 2001	5,767,161		9,556,451	130,863	9,425,588

Subsequent to December 31, 2001, on March 11, 2002, we received $500,000 USD from the exercise of warrants.

Liquidity of our assets has improved since the previous period with an increase in cash flow, but our working capital is still insufficient. With continued equity investment from private placements we expect to acquire cash flow assets to further increase our cash flow. Our plans are to raise additional equity money and regularize cash flow before raising funds from debt issues. In addition the sale of Eco-Waste will contribute $1.5 million USD.

Our working capital at December 31, 2001 was a negative $1,380,251 CDN down from the previous period by $809,143 CDN. An additional $2,574,780 CDN was raised through the exercise of stock options and private placement of equity, where $1,191,940 CDN was invested into deposits on cable TV acquisitions, and plant and equipment. The balance was used in operations.

PolVoice has had marginal revenues of $10,347 CDN for the two months ended December 31, 2001 as compared to $14,614 CDN for the year ended October 31, 2001. The decision to discontinue the operations of PolVoice through Stream Cable TV was based on two items. The first item is our commitment to focus on our cable TV operations and the second is to reduce expense.

In April 2002, we signed agreements to sell our Eco-waste entities, as described further in our discussion of Eco-Waste earlier in this document.

Our senior management establishes our overall funding and capital policies, monitors the availability of sources of financing and reviews the foreign exchange risk. We will continue to raise funds by way of private placements in our capital stock, exercise of stock options and warrants, sale of equity in our subsidiaries, and mortgages and loans, although there can be no guarantee that such funds will be available in the future. We have received the majority of funding by way of private placement of our common shares.

ITEM 6 - Directors, Senior Management and Employees

Our board of directors is elected by our shareholders as indicated in our memorandum of association. Directors have not entered into any service agreements and do not receive any remuneration. Our executive officers are appointed by our board of directors and have service agreements with us. The normal notice period for executive officers is 12 months. In the case of Stream Cable TV, Eco-Waste and PolVoice, the Supervisory Board is elected by its shareholders (Parent Company) and the Supervisory Board appoints the management. The following sets out our directors and officers.

Directors and Senior Management

The Company
Stanislaw L. Lis - 51 yrs	President, CEO, Director
Edward Mazur - 56 yrs	Chairman of the Company, Chairman of Supervisory Board
Iwona Kozak - 40 yrs	Corporate Secretary, Director
Casey Forward, CGA - 48 yrs	Chief Financial Officer
Grzegorz Namyslowski - 56 yrs	Vice President of Business Development, Director
Chuck Correll - 47 yrs	Vice President of Strategic and Corporate Development
Glen Little - 48 yrs	Director
Stream Communications Sp. z o.o.
Adam Wójcik - 48 yrs	President and CEO
Dobroslaw Ploskonka -34 yrs	Vice-President
Zbigniew Tragarz - 50 yrs	Vice-President
Andrzej Szweryn - 57 yrs	Supervisory Board
Stanislaw L. Lis	Supervisory Board
Grzegorz Namyslowski	Supervisory Board

International Eco-Waste Systems S.A.
Zbigniew Tragarz	President
Waldemar Dziak, PhD - 43 yrs	Vice President
Edward Mazur	Supervisory Board
Stanislaw L. Lis	Supervisory Board
Grzegorz Namyslowski	Supervisory Board
Iwona Kozak	Supervisory Board
PolVoice. Com Sp. z o.o.
Zbigniew Tragarz	President
Rafal Skrzeczkowski - 26 yrs	Vice President
Michal Piwowar - 22 yrs	Vice President
Edward Mazur	Supervisory Board
Stanislaw L. Lis	Supervisory Board
Grzegorz Namyslowski	Supervisory Board
Tadeusz Piwowar	Supervisory Board
Izabela Palotynska - 33 yrs	Supervisory Board

Edward A. Mazur is 56 years old. He is a US national. On 26 June 2001 he was appointed as Director and since 1 February 2002 has been serving as the Chairman of our Board of Directors. In 1969 he graduated from the Chicago Technology College where he received his engineer's diploma. In the 1990's he was the representative of Cargill International in Geneva. He was a also representative of Deere & Co, a branch of John Deere Export in Germany where he was responsible for marketing and promotion of John Deere products in Poland. Afterwards, he was a manager at A.G. McKee & Co (later known as Davy McKee Corporation), where he was responsible for international markets and industrial engineering and the transfer of technology to other countries, in particular to Poland. He also held the position of president of Demarex Inc.

Stanislaw Lis is 51 years old. He has been a Director and President of the Company since 25 February 1994. He is a Canadian national. Since 23 April 1999 he has also been performing the function of Chief Executive Officer. He commenced his education in Poland. In 1976 he had emigrated to Canada where he continued his studies at the management and administration department at Simon Fraser University in Vancouver. At the beginning of the 1980's he worked in the finance economy department of the company Allcorp in Vancouver controlling a number of public companies. In 1988 he founded International UNP Holdings, an investment company engaged in the business of buying and financing Polish State-owned companies. In the years 1989-1992 he was the president of that company. In 1992 he created a joint venture company with the participation of the American company Emergency One and WSK Mielec whose business activities included the production and sale of fire trucks. In the years 1992-1994 he was the vice-president of that company.

Iwona Kozak is 40 years old. She is a national of Canada. Since 1 March 1996 she has been a Director and Vice President for Corporate Affairs and since 23 April 1999 she has been its Secretary. Born in Poland, she has been living in British Columbia since 1984. She graduated from the British Columbia Institute of Technology with a diploma in marketing. She has a broad experience in the area of marketing and public relations. She perfected her managerial and business skills as the co-founder and president of a division of the Canadian Polish Chamber of Commerce in British Columbia. In the years 1993-1995 she published a magazine dedicated to economics called "Partners with Poland" ("Partnerstwo z Polska") and provided advisory services to Canadian companies in the area of investments in Polish markets.

Glenn Little is 48 years old. He is a Canadian national. Since 24 August 1993 he has been a Director responsible for contacts with investors and shareholders as well as for all issues falling within the competence of the secretariat and administration of our head office in Vancouver. He graduated from Pacific Marine Institute. In the years 1972-1980 he was the owner of a firm operating in the fishing industry and in the years 1980- 1993 he was the owner of Jackson Little Holdings Ltd., a company engaged in the business of automotive transportation services in British Columbia. His competencies also included the establishment and maintenance of contacts with the growing number of our shareholders in North America.

Grzegorz Namyslowski is 56 years old. He is a Polish national. He is one of our Directors since 10 March 2001 he has been serving as its Senior Vice President for Business Development. He graduated from the Warsaw Polytechnic with an M.Sc. in engineering. He held the position of the chief designer responsible for the design and construction of major power plants in Poland in the 1970s. He was a senior manager at Solco Basel, a Swiss pharmaceutical firm in Warsaw. Since 1991 he has been an active co-worker at INVESCO. In the years 1992-1999 he was the chairman of the supervisory board of the company ZP Zywiec S.A. and in the years 1993-2001 a member of the supervisory board of Zywiec Trade Sp. z o.o. At present he is a member of the supervisory board of Eco-Waste, a shareholder and Vice-president of Castle Holding Limited Sp. z o.o. in Warsaw, a consulting firm with experience and knowledge in the area of supporting the development of the privatisation of Polish enterprises. He is at present a member of the Supervisory Board of Stream Cable TV.

William Charles Correll III is 47 years old. He is a US national. He has been Senior Vice President for Finance and Acquisitions since 15 September 2001. He graduated from the University of Bridgeport, Department of Design, and from Rhode Island School of Design and completed a course in economics at Brown University. William Correll has a broad experience in the area of finance, management and investment. He worked for companies such as Integer Group, Inc, United Artists Entertainment Corporation, UnitedGlobalCom, Inc., americas.com, Inc., Vencomm.net, Nupremis, Inc.

Casey Forward is 48 years old. He is a national of Canada. On 18 January 2001 he became Chief Financial Officer of the Company. He completed a three year course at the University of Manitoba in the Department of Molecular Biology. As a Certified General Accountant he has been running an independent accountancy practice in Canada since 1990. He has worked for public companies in Canada, the United States and Great Britain. He has owned companies in Canada and, in particular, in the years 1980-1985 he was the owner and president of a company which was active in the sector of building investments in Edmonton, Canada, and in the years from 1977-1982 he was the owner and president of Gateway Cartage & Storage Ltd, with its seat in Edmonton, engaged in the business of storage and transport. He is a member of the United States Financial Accounting Foundation and a member of the Certified General Accountants of Canada.

Adam Wójcik is 48 years old. Since 2 November 1999 he has been President of the Management Board of Stream Cable TV. He is also our Chief Operating Officer. He graduated from the Jagiellonian University of Krakow, Department of Mathematics and Physics and holds a Ph.D. in mathematical sciences. In the years 1978-1995 he held a research and teaching position at the Mathematics Department of Akademia Górniczo-Hutnicza. That time he also spoke many lectures at the universities in Sweden, France and USA. In 1993 he was one of the founders and the president of Housing Cooperative "Nowa" in which currently he holds a welfare position as president. In the years 1993-1995 he was Marketing Manager at Polska Telewizja Kablowa Krakow S.A and in the years 1995-1997 Vice-President of that company. In the years 1997-1999, Adam Wójcik was Vice-President and South Regional Director of Polska Telewizja Kablowa Operator Sp. z o.o.

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

Waldemar Dziak, was appointed to the Board of Directors and President on 1st January 1996 and is responsible for the development of the company in Poland. He graduated from the International Affairs Faculty of Warsaw University in 1976 obtaining a doctorate of this faculty in 1982. Dr. Dziak's industrial experience began in January 1990, when he became general manager of Long Frank, the first private waste management company to be formed in Poland. In May 1993, Long Frank was sold to the German waste management company, Lobbe, and Dr. Dziak remained as general manager and, later, as Vice-President and president of the Polish subsidiary of Lobbe in Warsaw until April 1995. In 1994, Dr. Dziak graduated from the "Managing Waste Management Companies" course held by Lobbe at its headquarters in Iscrlohn, Germany and he also graduated from the "Accounting for Managers" course while employed by Lobbe. During his period with Lobbe in Warsaw, he succeeded in quadrupling revenues and securing several profitable and prestigious waste management contracts with, inter alia, the Marriott Hotel, Holiday Inn, the Bristol Hotel, four banks, eight embassies and various other institutions. Following his employment with Lobbe, Dr. Dziak acted as a consultant to a Belgian/German company, preparing a study and marketing research on waste utilization in Beijing, China.

Rafal Skrzeczkowski was appointed in September 1999. Under the auspices of the Polish Academy of Science Mr. Skrzeczkowski has been enrolled since 1997 at the University of Management and Computing Science in Warsaw. He has an extensive expertise in fields of building computer networks, software programming, electronics and Internet services.  Mr. Skrzeczkowski has developed various proprietary software applications related to the telephony and other telecommunication services, presently being implemented by Polvoice.com Ltd. Mr. Skrzeczkowski established a musical portal, Navigator, and one of the top music search engines in Poland, www.mp3.nawigator.pl.

Michal Piwowar was appointed in September 1999. He is currently earning his Bachelor in Business Administration at the University of L. Kozminskiego in Warsaw. Additionally he is earning his degree in Foreign Affairs at University of Warsaw. Mr. Piwowar has extensive experience in implementation of Internet related projects in Poland for small to medium size business entities. Mr. Piwowar is an assistant to Senator Jerzy Pieniazek, member of the Parliament Club, member of Environmental Protection Committee and member of Immigration Committee.

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

The total compensation we paid during the last fiscal period to all of our directors and officers as a group for services in all capacities was $117,135 CDN.

The following table details the compensation paid to our executive officers for the two months ended December 31, 2001:
Summary Compensation Table
Name	Salary ($CDN)	Bonus ($)	All Other and annual Compensation and LTIP Payouts ($CDN)	Securities under Option	Restricted Shares or Restricted Share Units
Stanislaw Lis	19,965	Nil	2,853	630,000	Nil
Edward Mazur	15,690	Nil	Nil	470,000	Nil
Iwona Kozak	15,972	Nil	1,466	440,000	Nil
Grzegorz Namyslowski	9,948	Nil	Nil	615,000	Nil
Glenn Little	14,520	Nil	3,584	200,000	Nil
Adam Wójcik	12,244	Nil	Nil	460,000	Nil
Dobroslaw Ploskonka	9,183	Nil	Nil	460,000	Nil
Zbigniew Tragarz	14,292	Nil	Nil	615,000	Nil
Waldemar Dziak	10,530	Nil	Nil	Nil	Nil
Rafal Skrzeczkowski	3,284	Nil	Nil	Nil	Nil
Michal Piwowar	7,140	Nil	Nil	Nil	Nil
Casey Forward	15,000	Nil	Nil	250,000	Nil
Chuck Correll	19,074	Nil	Nil	Nil	Nil

* Car allowance

Long-term Incentive Plans - Awards in most recently completed financial period

During its most recently completed financial year, and for the two previously completed financial years, we have not awarded or instituted any LTIP's in favour of its executive officers.

Defined Benefit Plans

We do not have, and at no time during its most recently completed financial year have had, any defined benefit or actuarial plans in respect of which any of its executive officers were eligible to participate.

Options to Purchase Securities From Our Company

In order to create a mechanism for the recruiting of and providing incentives to certain persons and to recognise and reward their contributions to our growth, the Board of Directors adopted the Stock Option Plan ("Plan"). The purpose of the Plan is to encourage such persons to acquire our shares and perceive such transaction as a long-term investment. Options to purchase shares under the Plan are granted to Directors, employees and affiliates of the foregoing.

The Board of Directors is entitled, at its own discretion, to determine which persons will be granted options under the Plan. If the Board of Directors grants any options, it will specify the number of shares that may be purchased pursuant to the option.

While the decision to grant options is in the sole discretion of the Board of Directors, they may base decisions to grant options on the following factors: the annual remuneration of the person in relation to the total of the remuneration paid by us, the duration of employment of such person and the quality of work done by such person, amongst other factors.

As a confirmation of the option grant, the option holder is issued a certificate specifying the date, number of the shares allocated, share purchase price, and the period of time during which the option may be exercised. The Plan and the granting of options constitutes neither a guarantee to potential option holders that they will continue to perform their functions nor a guarantee that we will continue to employ such persons.

Initially 4,375,755 shares have been earmarked for the Plan's implementation, with the following restrictions:

(a) One person may not receive more than 5% of the outstanding shares;

(b) Options granted to one person in a given year may not exceed 5% of the outstanding shares;

(c) Shares allocated to all persons employed in contacts with investors may not exceed 2% of the outstanding shares, unless the rules of the TSX allow for a different limit; and

(d) Shares earmarked for consultants may not exceed 2% of the outstanding shares.

In the event that an option has lapsed for any reason whatsoever without having been exercised in full, the shares with respect to which the option has lapsed may again be issued for the purposes of the Plan.

The expiration date of an option is the date determined by the Board of Directors with respect to individual options, which date, however, may not be later than ten years after the option was granted.

The Board of Directors is also exclusively entitled to determine the purchase price of shares by option holders. The share price may not be lower than the price attained at the closure of the TSX on the day preceding the date of granting the option and may not be lower than the market prices of the shares at the date of granting the option. The options are not negotiable.

For options granted on or before January 2, 2001, vesting occurred immediately. For options granted on November 15, 2001, vesting occurs as follows:

(a) 1/4 of shares on the date of their allocation;

(b) 1/4 of shares six months after their allocation;

(c) 1/4 of shares one year after their allocation;

(d) 1/4 of shares eighteen months after their allocation.

A certificate issued to an authorised person specifies the time limits for the purchase of shares. The Plan specifies the events following which all options become exercisable.

The exercise of an option takes place by way of delivery of a Notice of Exercise, Certificate of the Granting of an Option, and tendering payment for the purchase of the shares.

The Board of Directors may amend the provisions of the share options with the consent of the TSX. The Board may also terminate the Plan.

The conditions of the options require also the formal acceptance by a general meeting of our shareholders. Currently the exercise price of options under the Plan ranges from 1.41 CAD to 2.85 CAD.

The following tables provide the history of options granted and exercised to all directors, officers and employees during the period from November 1, 1998 to December 31, 2001.

Option Holder	Options Granted in 1999	Date Granted	Options Granted in 2000	Date Exercised	Number of Options Exercised	Balance of Stock Options October 31, 2000	Exercise Price per Share ($CDN)
Glenn A. Little	200,000	12-Apr-99		28-Mar-00	100,000	100,000	1.41
Grzegorz Namyslowski	325,000	12-Apr-99		4-Feb-00	325,000	-	1.41
Grzegorz Namyslowski		4-Feb-00	357,500			357,500	2.62
Iwona Kozak	300,000	12-Apr-99		15-Feb-00	5,000		1.41
Iwona Kozak				28-Mar-00	50,000		1.41
Iwona Kozak				11-May-00	25,000	220,000	1.41
Iwona Kozak		26-Jul-00	60,000			60,000	2.65
Jan Rynkiewicz	325,000	12-Apr-99		24-Jan-00	325,000	-	1.41
Jan Rynkiewicz		27-Jan-00	357,500	26-Jul-00	357,500	-	1.59
Jan Rynkiewicz		26-Jul-00	355,000			355,000	2.65
Stanislaw Lis	325,000	12-Apr-99		24-Jan-00	325,000	-	1.41
Stanislaw Lis		26-Jul-00	355,000			355,000	2.65
Stanislaw Lis		27-Jan-00	357,500	2-Jun-00	12,000		1.59
Stanislaw Lis				26-Jul-00	345,500	-	1.59
Zbigniew Tragarz	325,000	12-Apr-99		4-Feb-00	325,000	-	1.41
Zbigniew Tragarz		4-Feb-00	357,500			357,500	2.62
Aziz Shariff		26-Jul-00	250,000			250,000	2.65
Philip Kaye		26-Jul-00	40,000			40,000	2.65
Adam Wójcik		26-Jul-00	25,000			25,000	2.65
Teresa Rzepczyk	14,062	12-Apr-99				14,062	1.41
Dobroslaw Ploskonka		26-Jul-00	25,000			25,000	2.65
Totals	1,814,062		2,540,000		2,195,000	2,159,062

Option Holder	Balance of Stock Options at October 31, 2000	Date Granted	Options Granted in 2001	Date Exercised	Number of Options Exercised or Expired	Balance of Stock Options at October 31, 2001	Exercise Price per Share ($CDN)	Expiry date of Options
Glenn A. Little	100,000	12-Apr-99				100,000	1.41	12-Apr-04
Grzegorz Namyslowski	357,500	4-Feb-00				357,500	2.62	4-Feb-05
Iwona Kozak	220,000	12-Apr-99		5-Jan-01	220,000	-	1.41
Iwona Kozak	60,000	26-Jul-00				60,000	2.65	26-Jul-00
Iwona Kozak		2-Jan-01	242,000			242,000	1.60	2-Jan-06
Jan Rynkiewicz	355,000	26-Jul-00				355,000	2.65	26-Jul-05
Stanislaw Lis	355,000	27-Jan-00		22-Dec-00	14,000	341,000	1.59	27-Jan-05
Zbigniew Tragarz	357,500	4-Feb-00				357,500	2.62	4-Feb-05
Aziz Shariff	250,000	26-Jul-00		Forfeited	250,000		2.65
Philip Kaye	40,000	26-Jul-00				40,000	2.65	26-Jul-05
Adam Wójcik	25,000	26-Jul-00				25,000	2.65	26-Jul-05
Teresa Rzepczyk	14,062	12-Apr-99				14,062	2.65	12-Apr-04
Dobroslaw Ploskonka	25,000	26-Jul-00				25,000	2.65	26-Jul-05
Totals	2,159,062		242,000		484,000	1,917,062

Option Holder	Balance of Stock Options at October 31, 2001	Date Granted	Options Granted in November, December, 2001	Date Exercised	Number of Options Exercised	Forfeited	Balance of Stock Options at December 31, 2001	Price per Share	Expiry Date
Adam Wójcik	25,000	26-Jul-00					25,000	2.65	26-Jul-05
Adam Wójcik		15-Nov-01	435,000				435,000	1.60	15-Nov-06
Alexander Wurm		15-Nov-01	25,000				25,000	1.60	15-Nov-06
Casey Forward		15-Nov-01	250,000				250,000	1.60	15-Nov-06
Dobroslaw Ploskonka	25,000	26-Jul-00					25,000	2.65	26-Jul-05
Dobroslaw Ploskonka		15-Nov-01	435,000				435,000	1.60	15-Nov-06
Ed Mazur		15-Nov-01	470,000				470,000	1.60	15-Nov-06
Glenn A. Little	100,000	12-Apr-99					100,000	1.41	12-Apr-04
Glenn A. Little		15-Nov-01	100,000				100,000	1.60	15-Nov-06
Grzegorz Namyslowski	357,500	4-Feb-00					357,500	2.62	4-Feb-05
Grzegorz Namyslowski		15-Nov-01	257,500				257,500	1.60	15-Nov-06
Iwona Kozak	60,000	26-Jul-00					60,000	2.65	26-Jul-05
Iwona Kozak	242,000	2-Jan-01					242,000	1.60	2-Jan-06
Iwona Kozak		15-Nov-01	138,000				138,000	1.60	15-Nov-06
Jan Rynkiewicz	355,000	26-Jul-00				355,000	-	2.65	26-Jul-05
Mike Young		15-Nov-01	125,000				125,000	1.60	15-Nov-06
Philip Kaye	40,000	26-Jul-00					40,000	2.65	26-Jul-05
Ping Shen		15-Nov-01	10,000				10,000	1.60	15-Nov-06
Stanislaw Lis	341,000	27-Jan-00					341,000	2.65	27-Jan-05
Stanislaw Lis		15-Nov-01	289,000				289,000	1.60	15-Nov-06
Teresa Rzepczyk	14,062	12-Apr-99					14,062	1.41	12-Apr-04
Teresa Rzepczyk		15-Nov-01	15,938				15,938	1.60	15-Nov-06
Zbigniew Tragarz	357,500	1-Feb-00					357,500	2.62	1-Feb-05
Zbigniew Tragarz		15-Nov-01	257,500				257,500	1.60	15-Nov-06
Totals	1,917,062		2,807,938		-	355,000	4,370,000

As of December 31, 2001, our officers and directors as a group hold 4,115,000 options to purchase common stock.

Employees

The average number of employees was as follows:

	Two months ended December 31, 2001	Years ended October 31
		2001	2000	1999
Stream Communications Network, Inc.	5	5	4	4
Stream Cable TV	64	64	12	2
Eco-Waste	2	2	7	7
PolVoice	3	6	6	2

ITEM 7 - Major Shareholders and Related Party Transactions

Major Shareholders

To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

As at the date of this annual statement the following persons or groups are known to us to each own more than 10% of our issued and outstanding common shares, which as of May 15, 2002 was.
Name and Address of Shareholder	Number of Securities owned	Percentage of Securities owned
Aronville Management Limited Akara Building, 24 De Castro Street, Wickams Cay 1, Road Town, Tortola, British Virgin Islands (Managed by East European Development Fund)	3,043,928 Common shares	11.0%
CDS & Co NCI Account 25 The Esplanade Toronto, Ontario, M5W 1G5 Canada (Canadian depository for brokerage houses)	10,235,365 Common shares	37.5%
Cede & Co PO Box 20 Bowling Green Station New York, NY, 10274 ( US depository for brokerage houses)	3,048,683 Common shares	11.0%
Edward Mazur Glenview, IL 60025	4,028,545 Common shares	14.6%

To the best of our knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control of our company.

Related Party Transactions

There are no material transactions during the last three fiscal years or to the date of this information form to which we were or are to be a party, in which any director or officer or person related thereto had or will have a material interest, either directly or indirectly, except to an employment agreement dated May 1, 1998, we pay Castle Holdings Ltd. (beneficially owned by Grzegorz Namyslowski and Zbigniew Tragarz) $15,000 USD ($23,831 CDN, 63,323 zloty) monthly.

Current management feels that the terms of the agreement discussed above are as favourable as could have been obtained from an unaffiliated party based on the individual's expertise and invaluable contacts.

We lease the cable network from Gimsat in which we have a financial interest. The rate is 76,000 PLN per month until June 2003.

On January 15, 2001 pursuant to the change in Polish government policy regarding foreign ownership, we purchased from the other shareholders the balance of issued shares in Stream Cable TV making Stream Cable TV wholly owned. The sum of $97,000 USD ($147,671 CDN, 397,603 zloty) was paid to Castle Holdings Ltd., Adam Wójcik and Dobroslaw Ploskonka, related parties to the Company. The amounts paid to the other shareholders are reimbursements of amounts previously paid.

ITEM 8 - Financial Information

Legal Proceedings

To the best of our knowledge there are no legal proceedings against the Company or any of our subsidiaries.

Pursuant to a legal dispute in which we sued and received judgment against Thermo Tech(TM) Technologies Inc., the parties have agreed to mutual releases in respect to the legal actions between them. Thermo Tech agreed to pay us $500,000 CDN. The release and settlement agreement specifically conclude all outstanding issues related to Supreme Court of British Columbia, New Vancouver Registry Action No. C976669 and SCBC Vancouver Registry No. C982650. Thermo Tech has paid the amount of $500,000 CDN on November 6, 2001.

ITEM 9 - The Listing

Nature of Trading Market

Our common shares are listed on the TSX Venture Exchange ("TSX"), the successor to the Canadian Venture Exchange , under the symbol "TPP". The rules of this exchange require a trading halt when a company has a change of business. At the present time our stock is halted from trading on the TSX Venture Exchange resulting from a change of business.

The reference to a trading halt are according to the TSX Venture Exchange (the "TSX") Policy 5.2, a "Change of Business" or "COB" means:

"A transaction or series of transactions which will redirect an Issuer's resource towards a business which is of a substantially different nature than its current business, so that over the next 12 months at least 25% of the assets, liabilities, planned expenditures or revenues, management time commitment or issued shares of the Issuer will be devoted to the new business."

Since a majority of our resources are directed towards the operations of Stream Cable TV that is different than our original business of constructing and operating rendering plants in Poland, we are required by Policy 5.2 to issue a news release and notify the TSX of the proposed Change of Business. As soon as we notified the TSX of the proposed Change of Business, the listed shares of the Company were subject to a trading halt. Our shares resumed trading in December 2000, but were halted in February 2001.

Our shares also trade on the over the counter portion of the Frankfurt Exchange in Germany under the symbol "tpj" and in the "Pink Sheets" in the United States under the symbol "TROXF".

Trading on the TSX Venture Exchange

The following table sets forth the high and low sale prices on the TSX Venture Exchange ("TSX") for our common shares for the past five years ended October 31, 1998 to December 31, 2001.

Year Ended	High	Low	Volume
	$CDN	$CDN
Dec 31, 2001	-	-	-
Oct 31, 2001	2.24	1.93	1,075,621
Oct 31, 2000	4.70	1.18	9,853,601
Oct 31, 1999	1.80	1.01	3,209,466
Oct 31, 1998	2.10	1.00	3,896,896

The following table sets forth the high and low sale prices on the TSX Venture Exchange for our common shares for each quarterly period in the two most recent fiscal periods.

Quarter Ended	High	Low	Volume
	$CDN	$CDN
Dec 31, 2001	Nil	Nil	Nil
Oct 31, 2001	Nil	Nil	Nil
July 31, 2001	Nil	Nil	Nil
April 30, 2001	Nil	Nil	Nil
Jan 31, 2001	2.24	1.93	1,075,621

The following table sets forth the high and low sale prices on the TSX Venture Exchange for our common shares for each monthly period in the past six months.

Month Ended	High	Low	Volume
	$CDN	$CDN
April 30, 2002	*	*	*
Mar 31, 2002	*	*	*
Feb 28, 2002	*	*	*
Jan 31, 2002	*	*	*
Dec 31, 2001	*	*	*
Nov 30, 2001	*	*	*

* Our shares halted trading on the TSX in connection with our change in business. Completion of the transaction is subject to a number of conditions, including but not limited to discussed above, exchange acceptance.

Trading on the Frankfurt Exchange

We were listed for trading on the over the counter portion of the Frankfurt Exchange in Germany on January 2, 2001. The bid price was 1.30 Euro ($1.20 USD, $1.81 CDN) and the ask price was 1.60 Euro ($1.48 USD, $2.23 CDN). There have been no trades on this market.

Trading on the US Pink Sheets

The following table sets forth the high and low sale prices on the US Pink Sheets since November 1998 to December 31, 2001.

Year Ended	High	Low	Volume
	$USD	$USD
Dec 31, 2001	Nil	Nil	nil
Oct 31, 2001	1.53	1.26	85,500
Oct 31, 2000	3.30	0.07	1,942,900
Oct 31, 1999	1.19	0.64	730,700

The following table sets forth the high and low sale prices on the US Pink Sheets for our common shares for each quarterly period in the two most recent fiscal periods.

Quarter Ended	High	Low	Volume
	$USD	$USD
Dec 31, 2001	Nil	Nil	nil
Oct 31, 2001	Nil	Nil	Nil
July 31, 2001	Nil	Nil	Nil
April 30, 2001	Nil	Nil	Nil
Jan 31, 2001	1.53	1.26	85,500

The following table sets forth the high and low sale prices on the US Pink Sheets for our common shares for each monthly period in the past six months.

Month Ended	High	Low	Volume
	$USD	$USD
April 30, 2002	Nil	Nil	Nil
Mar 31, 2002	Nil	Nil	Nil
Feb 28, 2002	Nil	Nil	Nil
Jan 31, 2002	Nil	Nil	Nil
Dec 31, 2001	Nil	Nil	Nil
Nov 30, 2001	Nil	Nil	Nil

To the best of our knowledge, there are 359 U.S. shareholders on record as at May 15, 2002 holding 7,644,924 common shares or 27.6% of the total issued share capital.

The last trade of our shares on the TSX Venture Exchange was at $2.00 CDN ($1.33 USD, 5.45 zloty) on January 25, 2001. The last trade of our shares on the Pink Sheets was at $1.26 USD ($1.89 CDN, 5.16 zloty) on January 24, 2001.

Item 10 - Additional Information

Share Capital

Our authorized share capital as at December 31, 2001 was 100,000,000 common shares without par value. At October 31, 2001 the issued and outstanding share capital was 21,878,778 common shares and at December 31, 2001 was 27,666,379 common shares.

All our shares, both issued and unissued, are common shares of the same class and rank equally as to dividends, voting powers and participation in assets upon liquidation. At any general meeting, subject to the restrictions on joint registered owners of our common shares, on a show of hands every shareholder who is present in person and entitled to vote has one vote and on a poll every shareholder has one vote for each share of which he or she is the registered owner and may exercise such vote either in person or by proxy. Our directors may, from time to time, declare and authorize payment of dividends. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights. There are no provisions for surrender, sinking or purchase funds. There are no issued and outstanding escrow or performance shares. On April 23, 1997, 246,999 escrowed common shares were cancelled.

Options to acquire common shares granted to our directors and officers are described under "Item 6 - Directors, Senior Management and Employees - Executive Compensation.

History of Share Capital

The following table is a history of our share capital for the past three years.
Date	Details		Shares Issued	Price ($ CDN)	Amount ($ CDN)
10/31/1998			18,090,628		$ 15,178,857.00
12/16/1998	warrants		50,000	$ 1.38	$ 69,000.00
10/31/1999			18,140,628		$ 15,247,857.00
1/24/2000	options	Jan Rynkiewicz	325,000	$ 1.41	$ 458,250.00
1/24/2000	options	Stan Lis	325,000	$ 1.41	$ 458,250.00
2/4/2000	options	Grzegorz Namyslowski	325,000	$ 1.41	$ 458,250.00
2/4/2000	options	Tragarz	325,000	$ 1.41	$ 458,250.00
2/15/2000	options	Iwona Kozak	5,000	$ 1.41	$ 7,050.00
3/28/2000	options	Iwona Kozak	50,000	$ 1.41	$ 70,500.00
3/28/2000	options	Glenn Little	100,000	$ 1.41	$ 141,000.00
7/12/2000	private placement	Manulife Regent Global Fund - Eastern Europe Emerging Markets Fund	120,000	$ 2.50	$ 300,000.00
7/12/2000	private placement	Regent CIS Fund	300,000	$ 2.50	$ 750,000.00
7/12/2000	private placement	US Global accolade Regent Eastern Europe Fund	60,000	$ 2.50	$ 150,000.00
7/12/2000	private placement	Victoria Ross	100,000	$ 2.50	$ 250,000.00
7/12/2000	private placement	Arbora Portfolio Management	100,000	$ 2.50	$ 250,000.00
7/12/2000	private placement	Oak Valley Investment Ltd.	400,000	$ 2.50	$ 1,000,000.00
7/12/2000	private placement	Broadway International Ltd.	175,000	$ 2.50	$ 437,500.00
	value of warrants	deduct: for Canadian GAAP, fair value of warrant			$ (562,723.00)
7/12/2000	private placement fee		24,150	$ 2.50	$ 60,375.00
5/11/2000	options	Iwona Kozak	25,000	$ 1.41	$ 35,250.00
6/2/2000	options	Stan Lis	12,000	$ 1.59	$ 19,080.00
7/26/2000	options	Stan Lis	345,500	$ 1.59	$ 549,345.00
7/26/2000	options	Jan Rynkiewicz	357,500	$ 1.59	$ 568,425.00
10/31/2000	warrants		30,000	$ 2.85	$ 85,500.00
7/12/2000	issue costs				$ (229,375.00)
12/22/2000	options	Stan Lis	14,000	$ 2.65	$ 37,100.00
1/5/2001	options		220,000	$ 1.41	$ 310,200.00
1/11/2001	issue costs	Jones Gable
3/13/2001	issue costs	Mike Young
10/31/2001			21,878,778		$ 21,310,084.00
1/11/2001	issue costs	Jones Gable			$ (14,000.00)
3/13/2001	issue costs	Mike Young			$ (17,762.50)
12/28/2001	private placement	Victoria Ross	100,000	$ 1.75	$ 175,000.00
12/28/2001	private placement	Oak Valley Investments	200,000	$ 1.75	$ 350,000.00
12/28/2001	private placement	Allfund Capital Corporation	55,429	$ 1.75	$ 97,001.00
12/28/2001	private placement	Allfund Capital Corporation	27,714	$ 1.75	$ 48,500.00
12/28/2001	private placement	Allfund Capital Corporation	2,286	$ 1.75	$ 4,001.00
12/28/2001	private placement	Sykes Road Ltd.	55,429	$ 1.75	$ 97,001.00
12/28/2001	private placement	James Rae	55,500	$ 1.75	$ 97,125.00
12/28/2001	private placement	Arbora Portfolio	60,000	$ 1.75	$ 105,000.00
12/28/2001	private placement	Trans Atlantic Securities Ltd.	199,928	$ 1.75	$ 349,874.00
12/28/2001	private placement	David P. Boehm	145,000	$ 1.75	$ 253,750.00
12/28/2001	issue costs	Yorkton Securities			$ (27,990.00)
12/28/2001	issue costs	United Capital Securities			$ (15,520.00)
12/28/2001	issue costs	Mike Young			$ (28,000.00)
12/28/2001	issue costs	Wolverton Securities Ltd.			$ (7,770.00)
12/28/2001	value of warrants	deduct: for Canadian GAAP, fair value of warrant			$ (293,432.00)
12/28/2001	issue costs		20,440	$ 1.75	$ 35,770.00
12/28/2001	private placement	Edward A. Mazur	300,000	$ 1.60	$ 480,000.00
12/28/2001	private placement	Edward A. Mazur	2,000,000	$ 1.60	$ 3,200,000.00
12/28/2001	private placement	Cordell Leo Couillard &	62,500	$ 1.60	$ 100,000.00
12/28/2001	issue costs	Roy Gould			$ (8,000.00)
12/28/2001	private placement	Edward A. Mazur	196,795	$ 1.60	$ 314,872.00
12/28/2001	private placement	Edward A. Mazur	819,625	$ 1.60	$ 1,311,400.00
12/28/2001	issue costs	Ansum			$ (5,820.00)
12/28/2001	issue costs	Rzepczyk			$ (6,000.00)
12/28/2001	private placement	David Driedger	60,625	$ 1.60	$ 97,000.00
12/28/2001	private placement	Casey Forward	60,625	$ 1.60	$ 97,000.00
12/28/2001	private placement	Edward A. Mazur	303,125	$ 1.60	$ 485,000.00
12/28/2001	private placement	Edward A. Mazur	227,125	$ 1.60	$ 363,400.00
12/28/2001	private placement	Oak Valley Investments Ltd.	528,580	$ 1.60	$ 845,728.00
12/28/2001	private placement	Edward A. Mazur	181,875	$ 1.60	$ 291,000.00
12/28/2001	value of warrants	deduct: for Canadian GAAP, fair value of warrant			$ (3,181,834.00)
12/28/2001	private placement	Tadeuxz Fox	125,000	$ 3.15	$ 393,800.00
12/28/2001	value of warrants	deduct: for Canadian GAAP, fair value of warrant			$ (49,080.00)
12/31/2001	Subscriptions receivable				(1,136,728.00)
12/31/2001	Total		27,666,379		$ 26,110,369.50
1/15/2002	Subscriptions received				$291,000.00
2/3/2002	Subscriptions received				$845,728.00
3/4/2002	Exercise warrants	Oak Valley Investments	200,000	$2.85	$ 570,000.00
3/4/2002	Exercise warrants	Oak Valley Investments	100,000	$2.00	$ 200,000.00
3/4/2002	Exercise warrants	Oak Valley Investments	16,667	$1.80	$30,000.00
May 7, 2002	Total		27,983,046		$28,190,672.50

Memorandum and Articles of Association

We are registered in British Columbia, Canada, certificate of incorporation No. 188691. We do not have any stated "objects" or "purposes" as the Company Act of the Province of British Columbia does not require it. Our memorandum ("Memorandum") has authorized 100,000,000 common shares without par value. Our articles of association ("Articles of Association") contain the following provisions, which also relies on the Company Act of British Columbia (updated to November 2, 2000):

Voting Rights

(i) Shareholders shall have the right to receive notice of, to attend and to vote at all general meetings. Except as otherwise provided in the Articles of Association, on a show of hands each holder of shares present in person and entitled to vote shall have one vote and upon a poll each such holder who is present in person or by proxy and entitled to vote shall have one vote in respect of every share held by him.

Variation of Class Rights and Alteration of Capital

(i) We may by ordinary resolution increase the share capital, and cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

(ii) By special resolution that requires a three-fourths majority, we may consolidate and divide all or any of the share capital into shares of larger amount, sub-divide the shares into shares of smaller amount.

Transfer of Shares

(i) Any member can transfer shares by delivering an instrument of transfer to our transfer agent.

Directors

(i) Our business is managed by the Directors who may exercise all powers subject to the provisions of the Articles of Association and the Company Act of British Columbia.

(ii) The number of Directors shall be not less than three. At our last annual general meeting, the number of directors was five. A Director shall not be required to hold any shares in the capital of our Company. At each annual general meeting of our Company, all of the board of directors retire and our shareholders elect a new board.

(iii) A Director shall not vote but can be counted in the quorum present on any motion in respect of any contract, arrangement, transaction or any other proposal in which he has an interest that is to his knowledge a material interest.

(iv) The Directors shall be paid for their services as Directors such sums (if any) as the Directors may from time to time determine.

(v) The Directors may be paid all reasonable travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings or otherwise in connection with our business.

Borrowing Powers

(i) The Directors may exercise all of the powers to borrow money and to mortgage or charge its undertakings, properties, assets and uncalled capital, or any part thereof, and, subject to the provisions of the Articles of Association, to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of us or of any third party.

Dividends and Distributions on Liquidation to Shareholders

(i) The Directors may declare dividends, and need not give notice to any member. Subject to any priority, preference or special rights, all dividends shall be declared and paid according to the number of shares held on a specified date with respect of the period of which the dividend is paid.

(ii) The Directors may pay such interim dividends as they may determine.

(iii) No dividend shall bear interest.

General Meetings

(i) Each year we hold a general meeting as the annual general meeting in addition to any other meetings in that year, and not more than 13 months shall elapse between the date of one annual general meeting and that of the next. The annual general meeting shall be held at such time and place as the Directors shall appoint.

(ii) All general meetings other than annual general meetings are extraordinary general meetings. The Directors may, whenever they think fit, convene an extraordinary general meeting.

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

The Investment Act would not apply to certain transactions in relation to our common shares, including:

An acquisition of common shares of a company by any person made in the ordinary course of that person's business as a trader or dealer in securities;

An acquisition of control of a company by an amalgamation, merger, consolidation or corporate reorganization following which the control of the Company, remains unchanged.

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

Taxation - Certain Canadian Federal Income Tax Consequences to United States Investors

This section is to make United States persons aware and caution them as to some of the consequences of investing in the Company (a Canadian company). Taxation of our Company in Poland from a business perspective is discussed in the immediately following section.

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

If a person owns shares in a PFIC and sells them for a profit, that person must generally pro-rate its profit over all the years it held the shares in the PFIC, pay U.S. income tax on the profit allocated to each year at the highest U.S. rate in effect for that year, and pay interest on all the prior year's tax, computed from the tax return due date for the year to which the income is attributable.

The above rule may not apply if a person elects to treat its investment as a "Qualified Electing Fund" (QEF). This election is made by attaching Form 8621 to the annual tax return. This will permit the annual inclusion of the QEF in a person's pro-rata share of ordinary income and long-term capital gains.

We do not believe it was a passive foreign investment company during the fiscal period ended December 31, 2001 or any other year.

Future Developments

The foregoing discussion is based on existing provisions of the United States tax laws, existing and proposed regulations thereafter, and current administrative rulings and court decisions, all of which are subject to change. Any such changes could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many such instances have not yet been promulgated and which may have retroactive effect. Furthermore, legislation has been proposed which would replace the PFIC provisions with a consolidated anti-deferral regime. While this legislation was vetoed, it may be re-introduced in subsequent years.

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

Key tax deductions for a SME (Small or medium size enterprise)

A SME is defined in the EU by having less than 250 employees, revenue of less than 40 million Euro (152 million zloty, $37.1 million USD, $55.7 CDN) and assets of less than 27 million Euro (103 million zloty, $25 million USD, $37.6 million CDN).

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

Costs of assets subject to depreciation

Expenditure borne on abandoned investments

Unrealised foreign exchange losses

Non-public advertising costs in excess of 0.25 percent of turnover

Investment deductions

SME's (with corporate status) can deduct qualifying investment expenditures from pre-tax profits for corporate income tax purposes. The investment deduction is generally limited to 10 percent of the SME's taxable income in the year the investment was made. In the year following the deduction, SME's can deduct 50 percent of the prior year investment deduction limited to 10 percent of taxable income in that year. This percentage was 15 percent in 1998 and 10 percent in 1999.

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

Individual Income Tax and Expatriate Taxation

Polish residents are subject to tax on worldwide income, while individuals with non-resident status are taxed on Polish income only. Non-residents often may avoid double taxation under protection of treaties about avoidance of double taxation signed by Poland with many countries. The basic rates of individual income tax are progressive and range from 19% to 40% and taxes are imposed on gross income. Personal deductions and allowances are allowed to a small extent. The marginal tax rate of a Polish resident, who earned income in another country, is calculated from aggregated income with the resident's domestic-earned income. Tax paid abroad on income earned abroad, may be deducted from the tax calculated for the aggregate income. Income tax is due within 20 days after the end of the month in which payment of income occurs. In some situations that tax is due in 7 days.

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

Statement by Experts

Four valuation reports related to the acquisition of Elektromontaz's assets and of the shares of Bielsat.com, MTK and Gimsat were prepared by Evans & Evans, Inc. Michael A. Evans, MBA, CFA, CBV and Richard W, Evans, MBA, were the individuals principally responsible for these reports. Mr. Michael A. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); a Master's degree in Business Administration from the University of Portland, Oregon (1983) (honours); and the professional designations of Chartered Financial Analyst (CFA); and Chartered Business Valuator (CBV). Mr. Richard W. Evans holds a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); and a Master's degree in Business Administration from the University of Portland, Oregon (1983) (honours).

The company has received authorization from Evans & Evans, Inc. to include its name in the form and context used in this Form 20-F report.

Documents on Display

The public way review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

Item 11 - Quantitative and Qualitative Disclosures about Market Risk

Currency and Exchange Rate Risk

We are exposed to changes in financial market conditions as a result of transacting in various foreign currencies and funding of foreign operations.

We determine our market risk utilizing sensitivity analysis, which measures the potential losses in fair value resulting from one or more selected hypothetical changes in foreign currency exchange rates.

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

We do not presently believe we have material exposure to potential change in fair value of market sensitive instruments, near-term losses in future earnings and/or cash flows from reasonably possible near-term changes in market rates.

We did not have any foreign currency derivatives outstanding at December 31, 2001. Accordingly, no market risk existed for such instruments at this date.

Item 12 - Description of Securities Other than Equity Securities

Warrants

In the past, we issued warrants as part of our private placements. The terms and conditions governing these warrants are provided for in applicable subscription agreements and warrant certificates. Shares that will be issued pursuant to these warrants contain certain restrictions, including resale restrictions. The following table shows the number of shares to which each warrant holder is entitled after exercise of the warrants:

Warrants Holder	Balance of Shares to be Exercised from Warrants Jan 1, 2001	Date Granted	Number of Shares Permitted to be Purchased from Warrants Granted	Date Exercised/Expired	Number of Shares Purchased/Expired	Balance of Shares to be Exercised from Warrants April 18, 2002	Price per Share ($ CDN)	Expiry Date
Broadway International Limited	87,500	12-Jul-00				87,500	$ 2.85	12-Jul-02
Jones, Gable & Company Limited	20,000	12-Jul-00				20,000	$ 2.85	12-Jul-02
Arbora Portfolio Management	50,000	12-Jul-00				50,000	$ 2.85	12-Jul-02
Jayvee & Co.	150,000	12-Jul-00				150,000	$ 2.85	12-Jul-02
Roytor & Company	30,000	12-Jul-00				30,000	$ 2.85	12-Jul-02
Jayvee & Co.	60,000	12-Jul-00				60,000	$ 2.85	12-Jul-02
Oak Valley Investments Limited	200,000	12-Jul-00		4-Mar-02	200,000	-	$ 2.85	12-Jul-02
Victoria Ross		28-Dec-01	50,000			50,000	$ 2.00	28-Dec-03
Oak Valley Investments		28-Dec-01	100,000	4-Mar-02	100,000	-	$ 2.00	28-Dec-03
Allfund Capital Corporation		28-Dec-01	42,715			42,715	$ 2.00	28-Dec-03
Sykes Road Ltd.		28-Dec-01	27,715			27,715	$ 2.00	28-Dec-03
James Rae		28-Dec-01	27,750			27,750	$ 2.00	28-Dec-03
Arbora Portfolio		28-Dec-01	30,000			30,000	$ 2.00	28-Dec-03
Trans Atlantic Securities Ltd.		28-Dec-01	99,964			99,964	$ 2.00	28-Dec-03
David P. Boehm		28-Dec-01	72,500			72,500	$ 2.00	28-Dec-03
Edward A. Mazur		28-Dec-01	150,000			150,000	$ 1.80	28-Dec-03
Edward A. Mazur		28-Dec-01	2,000,000			2,000,000	$ 1.80	28-Dec-03
Cordell Leo Couillard & Marsene Ross-Couillard		28-Dec-01	62,500			62,500	$1.80	28-Dec-03
Edward A. Mazur		28-Dec-01	196,795			196,795	$ 1.80	28-Dec-03
Edward A. Mazur		28-Dec-01	819,625			819,625	$ 1.80	28-Dec-03
David Driedger		28-Dec-01	60,625			60,625	$ 1.80	28-Dec-03
Casey Forward		28-Dec-01	60,625			60,625	$ 1.80	28-Dec-03
Tadeuxz Fox		28-Dec-01	125,000			125,000	$ 2.25 USD	28-Dec-03
Edward A. Mazur		28-Dec-01	303,125			303,125	$ 1.80	28-Dec-03
Edward A. Mazur		28-Dec-01	227,125			227,125	$ 1.80	28-Dec-03
Oak Valley Investments Ltd.		28-Dec-01	528,580	4-Mar-02	16,667	511,913	$ 1.80	28-Dec-03
Edward A. Mazur		28-Dec-01	181,875			181,875	$ 1.80	28-Dec-03
Totals	597,500		5,166,518		316,667	5,447,351

Shares issued upon exercise of a warrant may not be resold until the hold period on the private placement has ended. The only hold period on warrants still in effect pertains to the above-mentioned private placements where these shares and/or warrants cannot be resold until December 30, 2002.

PART II

ITEM 13 - Defaults, Dividends, Arrearages and Delinquencies

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

Dated: June 4, 2002

ON BEHALF OF THE COMPANY,

STREAM COMMUNICATIONS NETWORK, INC.

Per:

/s/ Casey Forward

Casey Forward, Chief Financial Officer