Form 20-F
STREAM COMMUNICATIONS NETWORK INC
filed 2003-06-30
CIK 1125670

#

United States Securities and Exchange Commission

Washington, DC  20549

FORM 20-F

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

[x ]

ANNUAL REPORT PURSUANT TO SECTIONS “13” OR “15(d)” OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended ………December 31, 2002…………………………………

OR

[ ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from …………………………………………………………….…

Commission file number:

0-30942

___

STREAM COMMUNICATIONS NETWORK, INC.

________________________________________________________________________

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 1020 – 400 Burrard Street

Vancouver, British Columbia, V6C 3A6

(Address of principal executive offices)

__________

-- Form 20-FR  --

-- Stream Communications Network, Inc.  --

#

Securities to be registered pursuant to Section 12(b) of the Act.

None.

Securities registered pursuant to Section 12(g) of the Act.

Common Shares, without par value.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

 29,003,149 common shares at December 31, 2002

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: ___ü  ___

No:

N/A

Indicate by checkmark which financial statement item the registrant has elected to follow:

Item 17

ü

Item 18 _______

-- Form 20-FR  --

-- Stream Communications Network, Inc.  --

FORM 20-F

INDEX

GLOSSARY OF NAMES AND TERMS

FORWARD-LOOKING STATEMENTS

PART 1

Item 1 – Identity Of Directors, Senior Management and Advisers

Item 2 - Offer Statistics and Expected Timetable

Item 3 – Key Information

A. Selected Financial Data

Financial Highlights

Exchange Rates

B. Capitalization and Indebtedness

C. Risk Factors

History of losses, likelihood of future losses and dependence on additional financing

Further acquisitions of cable television businesses

Competition

Agreements with TPSA

Loss of key personnel

Regulation and permitting requirements

Risks relating to the amended Polish Copyright Act

Risks relating to macroeconomic conditions in Poland

Currency risk

Dilution of share capital

No dividends

Conflicts between the interests of large shareholders and minority shareholders

Shares not currently actively traded

Shareholders’ rights are different in Canadian corporations

Holders of our shares may not be able to obtain enforcement of civil liabilities

We are subject to Canadian taxation

Risk of “Penny Stock”

Item 4 - Information on the Company

General

Office Space in Canada

Stream Communications Sp. z o.o.

Overview

History of Stream

Stream’s cable television services

Stream’s cable television programmes

Stream’s data services

Stream’s VoIP service

Technology

Marketing and sales

Customer service

Maintenance

Billing and credit control

Overview of the Polish cable television industry

Stream’s customer base and market share

Competition

Regulation of Stream’s services

Telecommunications law

Stream’s Organization, Management and Personnel

Stream Locations

Competition to Stream

Office

International Eco-Waste Systems S.A.

PolVoice.com Sp. z o.o.

Item 5 – Operating and Financing Review and Prospects

Overview

Results of Operations

Liquidity, Capital Resources and Subsequent Events

Differences Between Canadian and United States Generally Accepted Accounting Principles and Effects of Recent Accounting Pronouncements

ITEM 6 – Directors, Senior Management and Employees

Directors and Senior Management

Executive Compensation

ITEM 7 – Major Shareholders and Related Party Transactions

Major Shareholders

Related Party Transactions

ITEM 8 – Financial Information

Legal Proceedings

ITEM 9 – The Listing

Item 10 – Additional Information

Share Capital

Memorandum and Articles of Association

Exchange Control and Other Limitations Affecting Security Holders

Taxation - Certain Canadian Federal Income Tax Consequences to United States Investors

Taxation in Poland

Item 11 - Quantitative and Qualitative Disclosures about Market Risk

Currency and Exchange Rate Risk

Item 12 – Description of Securities Other than Equity Securities

Warrants

PART II

ITEM 13 – Defaults, Dividends, Arrearages and Delinquencies

ITEM 14 – Material Modifications to the Rights of Security Holders and Use of Proceeds

IITEM15 - Disclosure Controls and Procedures

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B - CODE OF ETHICS - (Not applicable)

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES - (Not applicable)

PART III

ITEM 17 - FINANCIAL STATEMENTS

ITEM 18 - FINANCIAL STATEMENTS

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements

Exhibits

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
BSE (“Mad Cow Disease”)

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

Katowice	A city of southern Poland west-northwest of Krakow. Chartered in 1865, it is an important mining and industrial center. Population, 363,300.
Krakow	A city of southern Poland on the Vistula River south-southeast of Warsaw. Founded in the eighth century A.D., it was the national capital from 1305 to 1595. Population, 740,300.
Rawa Mazowiecka	A municipality located in the central river basin of the Vistula River 70 km from Warsaw located along transportation lines running from Warsaw to Lódź and from Warsaw to Katowice and Prague.
Rzeszów	A city, capital of Rzeszów Province in southeastern Poland.
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

Warsaw

The capital of Poland, in the east-central part of the country on the Vistula River. Founded in the 13th century, it replaced Kraków as Poland's capital in 1596. Warsaw was ruled by Russia as an independent kingdom (1815–1917) and became capital of Poland again in 1918. Warsaw was rebuilt after 1945 and is today a major cultural, commercial, and industrial center. Population: 1,654,491.

Wroclaw	A city of southwest Poland on the Oder River, assigned to Poland by the Potsdam Conference (1945). Population, 636,000.

#

-- Form 20-FR  --

-- Stream Communications Network, Inc.  --

FORWARD-LOOKING STATEMENTS

Stream Communications Network, Inc. (“we”, “us” and “our”, as the context requires) (the “Company”) cautions you that certain important factors (including without limitation those set forth in our Form 20-F) may affect our actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual statement, or that are otherwise made by us or on our behalf.  For this purpose, any statements contained in this annual statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “except,” believe,” anticipate,” “intend,” “could,” estimate,” or “continue,” or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

PART 1

Item 1 – Identity Of Directors, Senior Management and Advisers

Not applicable

Item 2 - Offer Statistics and Expected Timetable

Not applicable

Item 3 – Key Information

A. Selected Financial Data

Financial Highlights

The following table sets forth our selected consolidated financial data for the year ended December 31, 2002, the two months ended December 31, 2001 and the three years ended October 31, 2001 prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).  This selected consolidated financial data include the accounts of our parent and our subsidiaries.

	Year ended December 31,	Two months ended December 31,	Year ended October 31,	Year ended October 31,	Year ended October 31,
	2002	2001	2001	2000	1999
	$CDN	$CDN	$CDN	$CDN	$CDN
Revenues	3,736,716	639,871	2,079,504	332,784	–
Net income (loss) from continuing operations
Canadian GAAP	(3,626,325)	(773,491)	(2,301,619)	(2,553,497)	(1,260,250)
US GAAP	(3,626,325)	(773,491)	(2,301,619)	(2,553,497)	(1,260,250)
Net income (loss) from discontinued operations
Canadian GAAP	(2,362,877)	(267,198)	(2,231,941)	(1,612,680)	(585,700)
US GAAP	(2,362,877)	(267,198)	(1,097,691)	(1,303,380)	(2,029,250)
Income (loss) per share
Canadian GAAP	(0.21)	(0.05)	(0.21)	(0.21)	(0.10)
US GAAP	(0.21)	(0.05)	(0.16)	(0.20)	(0.18)
Total assets
Canadian GAAP	17,582,966	16,222,495	15,055,326	10,805,982	7,784,298
US GAAP	17,582,966	16,222,495	15,055,326	9,671,732	6,340,748
Net assets
Canadian GAAP	11,733,817	13,375,490	12,724,982	9,318,566	7,321,065
US GAAP	11,733,817	13,375,490	12,724,982	8,184,316	5,877,515
Long-term debt	-	-	–	–	–
Capital stock	29,003,149	27,+666,379	21,878,778	20,962,784	15,247,857
Cash dividends declared	-	-	–	–	–
Weighted average number of common shares outstanding	28,023,911	22,163,416	21,837,002	19,774,547	18,133,916

Exchange Rates

In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars (“CDN”). Equivalents will be given in U.S. dollars (“USD”) or Polish zloty (“PLN”), or Canadian dollars where the first currency stated indicates that a contract, a fee or agreement was made pursuant to a currency other than the Canadian dollar.

Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar.  The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from November 1, 1999 to December 31, 2002 were as follows:

U.S. DOLLARS PER $1.00 (CDN.)

	Year ended December 31,	Two months ended December 31,	Year ended October 31,	Year ended October 31,	Year ended October 31,
	2002	2001	2001	2000	1999
High	.6653	.6418	.6714	.6983	.6917
Low	.6175	.6227	.6316	.6525	.6391
Average	.63724	.6306	.6498	.6786	.6683
End of Period	.6344	.6287	.6340	.6534	.6801

The high and low exchange rates for Canadian dollars, expressed in U.S. dollars, for each month from January 1, 2003 to May 31, 2003 were as follows:

U.S. DOLLARS PER $1.00 (CDN.)

Monthly

	January 2003	February 2003	March 2003	April 2003	May 2003
High	.6591	.6722	.6854	.6937	.7458
Low	.6327	.6516	.6685	.6690	.6928

In this report, several references are made to business in Poland and the Polish currency, the zloty. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Polish zloty (zloty), expressed in U.S. dollars, from November 1, 1999 to December 31, 2002 were as follows:

U.S. DOLLARS PER 1 POLISH ZLOTY (zloty)

	Year ended December 31,	Two months ended December 31,	Year ended October 31,	Year ended October 31,	Year ended October 31,
	2002	2001	2001	2000	1999
High	.3065	.2538	.2549	.2494	.2934
Low	.2325	.2428	.2132	.2109	.2352
Average	.2463	.2468	.2410	.2325	.2614
End of Period	.2603	.2518	.2450	.2146	.2371

The high and low exchange rates for Polish zloty, expressed in U.S. dollars, for each month from January 31, 2003 to May 31, 2003 were as follows:

U.S. DOLLARS PER 1 POLISH ZLOTY (zloty)

Monthly

	January 2003	February 2003	March 2003	April 2003	May 2003
High	.2825	.2627	.2566	.2586	.2726
Low	.2520	.2557	.2438	.2428	.2579

On June 20, 2003 the Canadian dollar and the Polish zloty closed at the following rates:

$1.00 USD

= $1.3437 CDN

$1.00 USD

= 3.8146 Polish Zloty (zloty)

B. Capitalization and Indebtedness

N/A

C. Risk Factors

History of losses, likelihood of future losses and dependence on additional financing

We have not been profitable in the past.  The aggregate of our net losses (accumulated deficit) of $23,770,392 CDN to December 31, 2002, has been financed by private placements and the exercise of stock options and warrants. We may not be profitable in the future.

The continued development and improvement of our business will require substantial amounts of additional financing.  If we are unable to secure such financing on acceptable terms and on a timely basis, our financial results may be adversely affected.

In addition, our future prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing new businesses, which can be characterised by intense competition and rapidly changing events. Our auditors have included an explanatory paragraph regarding our ability to continue as a going concern in the auditors’ report for the year ended December 31, 2002 and the two months ended December 31, and we have discussed this issue in footnote 1 to our financial statements. The financial statements have been prepared on a going concern basis, however, indicating that the concern is not a probability, but a possibility.

There can be no assurance that our financial plans will be achieved.

Further acquisitions of cable television businesses

The completion of acquisitions and the integration of acquired cable television businesses constitutes a material part of our growth strategy. Before acquiring a new network or operator, we endeavour to perform a detailed analysis of integration-related costs and technical requirements, the financial standing of the business to be acquired, and our own capacity to finance the additional development of the acquired networks.  We may encounter difficulties in the future in acquiring new businesses that meet growth and profitability criteria or difficulties in integrating acquired businesses, which may result in additional costs and in the frustration of our development strategy. We cannot rule out the possibility that future acquisitions of other cable television operators may be more time-consuming than originally assumed.  Furthermore, we may not be able to acquire cable operators on terms and conditions that are advantageous.  While we seek to mitigate these risks, any of the foregoing may adversely affect our business and financial performance.

Competition

We operate in markets that are open to a variety of competitors, including large, well-established companies in the cable, satellite (the so called, digital platforms)  and internet access businesses, among others. The current legal environment makes it possible for competitors to build parallel and competing networks in the same regions in which we operate.

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

In addition, the cable television and internet access businesses are subject to rapid and significant changes in technology.  Currently, no single method of television signal transmission dominates in Poland. We use flexible and modern technology which enables  us to adjust to technological changes with relative ease, but  we cannot predict the effect of technological changes.  We anticipate that the role of cable in the transmission of television signals will continue to grow.  However, the profitability of other methods of transmission may adversely affect our business. Rapid technological changes and the profitability of transmission technology other than cable may adversely affect our business.

In addition, should competitors with better access to funding sources prove swifter in adjusting to technological changes than us, this may adversely affect our business.

We also face competition from other means of television and Internet distribution, including in the case of television direct-to-home satellite TV and terrestrial broadcasting, and from alternative forms of entertainment and information provision.

Agreements with TPSA

Approximately 30% of our network has been constructed using pre-existing conduits of the Polish national telephone company, TPSA. Compared to most of our competitors, this represents a relatively small portion of our network.  Agreements with TPSA provide that we may use TPSA conduits to offer services over our network, and gain access to the conduits to upgrade, repair and maintain the network.

Our agreements with TPSA permit TPSA to terminate these agreements without penalty at any time either immediately (upon the occurrence of certain conditions relating principally to substantial breaches of the agreement, misuse of conduits or a change in control) or upon three to six months’ notice (without cause).  TPSA maintains a small cable TV business and is one of the top providers of Internet access services in Poland; it is, therefore, a competitor of our’s.  We believe that it is unlikely that a termination of these agreements will occur.  Nevertheless, if these agreements were terminated, we could, at least for a period of time, be prevented from accessing its network, in which case we would have to incur significant expenditures to build or lease alternative conduits and otherwise continue providing our services.

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

Regulation and permitting requirements

Cable television operators in Poland are regulated by various regulatory bodies and are required to comply with laws providing for, among other things, intellectual property rights protections.

We have telecommunications regulatory approval to operate for ten years.  Any change made in our network structure (for example, by joining headends) requires additional approval.  Our programme channels have also been registered or appropriate applications for registration have been made.  The National Council for Radio and Television (the “KRRiT”) has the authority to reject applications to extend existing registrations for programme channels if any such channels violate the Radio and Television Broadcasting Act.  Our applications to register or extend the registration of the registration of programme channels have never been rejected.  In the unlikely event that a regulatory body were to refuse the extension of or amendment to our telecommunication approval, the extension of existing programme registrations or the approval of additional programme registrations, our business could be materially adversely affected.

The president of the Office of Competition and Consumer Protection (“UOKiK”) has broad powers to sanction companies in the interests of consumer protection by ordering companies to comply and by levying fines against companies that act against consumer interests.  Polish law does not clearly define the extent of the powers of this agency.  We believe that it has not engaged in any activity that might subject it to such sanctions.  However, because of the broad powers of this agency, it is possible that our business may be adversely affected in the future by consumer protection related sanctions imposed against us or by sanctions directed at other businesses that in turn would indirectly affect how we conducts our business.

We cannot be sure that existing laws and regulations affecting our operations, or the interpretation or enforcement thereof, will not change.  Some changes, including the implementation of new provisions in connection with Poland’s anticipated accession to the European Union, might have an adverse effect on our business.  Changes could include rules restricting the prices that we may charge for cable television subscriptions or Internet access, or regulations concerning the level of fees we may be required to pay to organisations for collective copyright administration and protection.

Risks relating to the amended Polish Copyright Act

Before 1 January 2003, cable operators in Poland, including us, re-transmitted works that were broadcast by radio and television stations in a given area pursuant to a so-called “statutory licence”.  In order to be effective, the statutory licence required the cable operator to show the programme simultaneously and integrally with the primary broadcast.  With an effective statutory licence, it was possible to show such works without being required to enter into separate agreements with their primary broadcasters, except in the case of encoded programmes. We have agreements with broadcasters in place covering approximately 75% of our programmes.

The amendments to the Polish Copyright Act made on 28 October 2001 removed the statutory licence scheme, making it necessary for cable operators to enter into separate agreements with broadcasters.  These amendments became effective on 1 January 2003.  As a result, we are required to negotiate agreements with the broadcasters of radio and television programmes which we previously re-transmitted in reliance on statutory licences.  Time and market pressure might adversely affect the terms and conditions of the agreements negotiated with these broadcasters, potentially resulting in higher fees payable by us to them.  Our operating costs and costs per viewer may be significantly increased, and our programming offerings containing its most expensive programming may be curtailed.  In addition, if broadcasters are not granted the right to broadcast their programmes within Poland, they will not be able to enter into agreements with us, also causing curtailment of our programme offerings.  Further, broadcasters might seek remuneration for programmes broadcast by cable operators prior to the amendment to the Polish Copyright Act becoming effective.  Reduced programme offerings or increased costs or subscriber fees may harm our business.

In addition, we are required to enter into agreements with organisations responsible for the collective management of copyrights and to pay through them remuneration to authors for our re-broadcasting of the authors’ works.  Pursuant to such agreements, we are obliged to pay remuneration at the rates specified in tariffs approved by the government-appointed Copyright Commission.  Polish law does not impose a ceiling on remuneration to be collected by such organisations.

Polish law at present does not contemplate cable operators entering into one agreement for each programme channel covering the copyrights of all material broadcast over that channel.  Instead, Polish cable operators, including us, must negotiate licence agreements with the associations responsible for the collective management of copyrights (in exchange for a fee set by tariff) for each programme within a programme channel.  Even if we enter into a licence agreement with an association for a given programme, we cannot be assured that such an agreement will fully cover all copyrights and related rights with respect to such programme.

We expect that any cost increase resulting from these additional fees paid to broadcasters and organisations responsible for the collective management of copyrights will be offset by the reduction of other operating costs as a result of the anticipated increase in the number its subscribers. However, there is no certainty that we will be able to offset these costs.  If our costs increase as a result of this uncertainty, we expect that the costs of our competitors also will increase for the same reasons.  The legislative process with respect to this issue is ongoing.

Risks relating to macroeconomic conditions in Poland

Our future financial results are dependent to a large extent on economic conditions in Poland, including macroeconomic factors such as the levels of gross domestic product, interest rates and inflation, fluctuations between the zloty and other currencies (in particular the United States dollar and the euro), levels of personal income and the unemployment rate.

In June 2003 there was a referendum in Poland on whether to join the European Union. The affirmative vote to join the EU can bring potential problems arising from the integration of Poland within the European Union that may cause economic difficulties.

The economic situation in Poland may be affected by international political and economic events.  In particular, the development of the situation in the Middle East and the international threat of terrorism may affect the Polish economy.  Any deterioration in the global economy or any economic slowdown in Poland could lead to a decrease in disposable income and could adversely affect our sales.

Currency risk

We do not hedge currency risk.  Our revenues are generated in zlotys, while our programming costs (constituting 20% compared to our revenues in 2002), our expenditures for technical equipment purchases and our expenditures for the construction and maintenance of cable networks, among certain other costs, are denominated in foreign currencies.  Accordingly, significant fluctuations of the zloty in relation to those currencies may adversely affect our business and our financial results.

Dilution of share capital

As at June 20, 2003, there exist options to purchase a total of 4,370,000 of our shares and warrants to purchase an additional 3,534,502 shares (7,904,502 shares in total). If all of these options and warrants were exercised, shares issued as a result of such exercise would constitute 21.1% of all of our outstanding shares. The exercise of these options and warrants and the resale of the resulting shares on a public market may adversely affect the market price of our shares and our ability to raise future equity financing upon favourable terms.

As of June 20, 2003, our constituent documents authorise the issuance of up to 150,000,000 shares of common stock. Consistent with our strategy, we may issue some or all of such shares to acquire one or more businesses or other types of property or to provide additional financing. In addition, we may grant additional options and issue additional warrants in the future. The issuance of those shares may result in a reduction of the market price of our outstanding shares. The issuance of any additional shares will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of our voting control.

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

We believe that there presently is no shareholder able to exercise such control. However, the concentration of share ownership in the hands of a few shareholders in the future may make it impossible, without the consent of such shareholders, to effect a change in control or to appoint or remove a director.  Possible conflicts among shareholders holding large numbers of our shares and possible conflicts between such shareholders and minority shareholders may adversely affect us.

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

Shareholders’ rights are different in Canadian corporations

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

Risk of “Penny Stock”

The disclosure requirements often have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules, and accordingly, investors may find it difficult to sell their shares, if at all.

Our common stock may be deemed to be “penny stock” as that term is defined in Reg. Section 240.3a51-1 of the US Securities and Exchange Commission.  Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a “recognised” national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 USD (if the issuer has been in continuous operation for at least three years) or $5,000,000 USD (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 USD for the last three years.

Section 15(g) of the US Securities Exchange Act of 1934, as amended, and Reg. Section 240.15g(c) 2 of the US Securities and Exchange Commission require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account. Potential investors in our shares are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be penny stock.

Moreover, Reg. Section 240.15g-9 of the US Securities and Exchange Commission requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in our common stock to resell their shares to third parties or to otherwise dispose of them.

Item 4 - Information on the Company

General

We have business interests in the country of Poland. Our principal business is providing cable TV.

We were incorporated on March 28, 1979 under the name of “Clear Mines Ltd.” by registration of its Memorandum and Articles under the Company Act of British Columbia, Canada (the “British Columbia Company Act”). We consolidated our shares on a one new for 3.9 old shares basis and changed our name to “Redwood Resources Inc.” on August 16, 1985.  We again consolidated our shares on a one new for three old shares basis and changed our name to “Trooper Explorations Ltd.” on May 29, 1992.

On May 4, 1995 we changed our name to “Trooper Technologies Inc.” and on October 19, 2001 we changed our name to “Stream Communications Network, Inc.”. We changed our year end from October 31 to December 31 starting in 2001.

Our authorized capital is 150,000,000 common shares without par value.

Our registered office is Suite 1700 – Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada. Our agent in Poland is Kancelaria Adowokacka, Marta Szymanek, Ul. Al. Jerozolimskie 30, 00-024 Warszawa, Poland. Our principal offices are located at 1020 – 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada, telephone (604) 669-2826.

We have the following two subsidiaries:

1.

Stream Communications Sp. z o.o. (“Stream”) was incorporated on October 26, 1999, under the laws of Poland.  We own a 100% interest in Stream which is in the business of operating a cable television business in Poland. Stream’s growth is being accomplished through acquisitions of small, independent cable TV providers and through its own marketing efforts. Stream is located at al. 29 Listopada 130, 31-406 Krakow, Poland;

2.

EES Waste Solutions Limited, a wholly owned subsidiary of our Company was incorporated on July 11, 1996, under the laws of Cyprus, located at 3 Themistocles Dervis Street, CY-1066 Nicosia, Cyprus.  EES Waste Solutions Ltd.  has no useful purpose, is inactive and is in the process of being liquidated.

Previously we had two additional subsidiaries, namely:

PolVoice.com Sp. z o.o. (“PolVoice”) was organized on August 11, 1999, under the laws of Poland.  We owned a 95.5% interest in PolVoice.  PolVoice was in the business of Internet, data transmission and a VOIP provider in Poland. The company decided that the operations of PolVoice did not fit with the main business of cable TV. On April 12, 2002 at a shareholders meeting of PolVoice, a resolution was adopted to liquidate the affairs of PolVoice;

1.

International Eco-Waste Systems S.A. (“Eco-Waste”) was a wholly owned subsidiary of our Company being incorporated on September 24, 1996 under the laws of Poland.  Eco-Waste was in the business of constructing and operating waste rendering plants in Poland. Eco-Waste had begun the construction of a  waste rendering plant in Zabokliki, Poland and had planned to build two additional rendering plants in Poland. Since our main focus is cable TV, it was decided that the business of Eco-Waste did not fit and accordingly we have entered into agreements to sell Eco-waste.  On September 30, 2002, Pref Sp. Z o.o. purchased the shares of Eco-Waste.

We are a reporting issuer in the Province of British Columbia, Canada and our common shares are listed for trading on the TSX Venture Exchange under the trading symbol “TPP”. The rules of this exchange require a trading halt when a company has a change of business. At the present time our stock is halted from trading on the TSX Venture Exchange resulting from a change of business.

Office Space in Canada

We utilize about 2,500 square feet of office space in Vancouver, British Columbia.  Our rent is $6,875 CDN per month increasing 6% per annum in October of each year until May 2009. In addition, we pay approximately $8,000 CDN per month for office support that includes a photocopier, telephones, a fax machine, computers, printers, scanners, secretarial services, reception services and consumables.

Stream Communications Sp. z o.o.

Overview

Stream provides cable television services and high-speed Internet access in the Polish districts of Slaskie, Malopolskie, Swietokrzyskie and Podkarpackie through its hybrid fibre coax (“HFC”) networks.  Recently, it has also begun offering limited Internet telephony services based on Voice over Internet Protocol (“VoIP”), mainly in Warsaw and its suburbs on a trial basis. Stream has approximately 41,000 cable television subscribers, which represents a penetration rate of approximately 69% of homes passed. Stream provides its customers with a high quality product by employing modern, reliable networks, a broad selection of programmes, professional management and customer service.  Although cable television services accounted for over 92% of its consolidated net sales in 2002, Stream has a small but growing number of Internet subscribers and intends to introduce high-speed Internet access over all its networks.

Stream conducts its business in Poland’s most densely populated region, with approximately 11.5 million inhabitants and 3.2 million television homes but only about 0.8 million cable subscribers.  It has targeted this area of Poland because of the number of mid-sized cities that remain underserved by larger cable operators.  Stream has funded its growth and operations principally through equity and has incurred material debt only in relation to the acquisition of its cable subsidiary Gimsat.  Stream’s management possesses cable-business expertise and experience and, in particular, knowledge of its local target markets.

Stream owns and manages its entire network.  Most of Stream’s networks have a 862 MHz bandwidth and potentially are able to transmit up to 94 analogue television channels and 68 radio stations.  A portion of Stream’s networks can already be used for two-way transmission, which is necessary for Internet access and other interactive services.  Stream’s policy is to upgrade the networks it has acquired, including for the provision of two-way data transmission.

Stream intends to continue developing its cable television business aggressively, principally through acquisitions and also by securing new subscribers from among the residences already passed by Stream’s networks and through build-out to nearby residences.

History of Stream

In October 1999, Stream was established wherein we acquired a 49% interest for total consideration of $196,000 zloty ($46,629 USD, $68,561 CDN). On January 1, 2001, a change of the Polish telecommunication law allowed foreign ownership to be unlimited. On January 15, 2001, the Company purchased from the other shareholders the balance of issued shares (51%) in Stream making Stream  wholly owned (100%) by the Company. The sum of $97,000 USD ($145,785 CDN, 397,603 zloty) was paid to Castle Holdings Ltd., Adam Wójcik and Dobroslaw Ploskonka, related parties to the Company, as a reimbursement of cost for their acquisition cost for their shares in Stream.

Under the direction of Adam Wójcik, a team of marketing, technical and sales people was assembled to implement, market, sell and maintain cable television services in Southern Poland.

Stream has been able to improve operational performance of the networks it has acquired primarily by closing local offices that provide duplicative functions and by moving all customer information onto its central subscriber, billing and service database. Additionally, most management functions are centralised while keeping customer care functions decentralised.

Stream has made a number of cable television acquisitions, all of which have been successfully integrated into its business.  These acquisitions include:

Date	Name of target	Regions where target operated	Number of subscribers
June 2000	51% of the shares of Bielsat	Bielsko-Biala, Czechowice-Dziedzice	3,673
July 2000	A portion of the assets of Marsat S.C.	Czestochowa	1,277
July 2000	A portion of the assets of Telemedia Sp. z o.o.	Czestochowa	1,180
August 2000	A portion of the assets of Bister Sp. Z o.o.	Jaworzno, Czechowice-Dziedzice	1,841 1,582
September 2000	A portion of the assets of Elektromontaz Rzeszow S.A.: El-Rzeszow “Telekab”	Rzeszow, Bochnia, Sandomierz	5,545
July 2001	100% of the shares of MTK	Czestochowa	5,103
July 2001	A portion of the assets of AZART S.C.:
	AZART SC Telekom	Kielce	1640
	AZART TK Trybinowski	Busko, Zdroj	724
June 2001	Gimsat	Jaslo, Sanok, Brzozow	12,509*

In addition, in April 2000 Stream acquired Internet hubs, equipment and software from Kraknet S.A., an Internet service provider.

Stream has been able to improve the operational performance of its acquired businesses principally by closing overlapping local offices and transferring all customer information onto Stream’s central subscriber billing and service database.  Furthermore, Stream has centralised most management functions, while keeping customer care functions decentralised.

Stream’s cable television services

Stream currently offers four programme packages:

•

TELE Miniatura (Basic Tier): targeted to reach up to 8 channels for most subscribers, including all four Polish public television channels and Stream's own information channel; and

•

TELE Krajobraz (Intermediate Tier): targeted to reach up to 18 channels for most subscribers, including all Basic Tier channels, plus Polish terrestrial channels and channels received free-of-charge;

•

TELE Panorama (Top Tier): targeted to reach up to 45 channels for most subscribers, including all Intermediate Tier channels and certain pay channels such as Discovery, National Geographic, CNN and Cartoon Network;

•

TELE Strada: the Top Tier along with Internet access.

The different programming packages are designed to attract the maximum number of subscribers in a given franchise area, in order to obtain the highest possible penetration.  Stream markets to subscribers of lower priced tiers to encourage them to move to higher priced tiers.  In the future Stream intends to offer add-on premium channel packages of additional channels.

Because Stream has acquired its cable television network through acquisitions, the exact channels in program packages offered to customers vary across the network.  One of Stream’s strategic goals is to unify channel offerings, which it has already begun doing.  Over the longer term, Stream also intends to unify pricing structures across its networks. To the extent Stream has so far unified programmes and prices, it has not experienced high levels of customer churn.

Because regulatory authorities in Poland do not currently set or oversee retail prices for either cable television subscriptions or Internet access services, Stream is free to charge a market price for these services.

As of December 31, 2002, Stream had 25,302 subscribers at the Top Tier (with an average monthly subscription rate of approximately Cdn $11.09, excluding VAT), 3,981 subscribers at the Intermediate Tier (with an average monthly subscription rate of approximately Cdn $4.93, excluding VAT) and 12,273 subscribers at the Basic Tier (with an average monthly subscription rate of approximately Cdn $1.23, excluding VAT). Current subscription prices across Stream’s networks at each tier are low compared to those of larger Polish cable television providers. The VAT Law provides for three levels of taxation: the basic rate of 22%, the lower rate of 7% and finally a 0% rate. Cable TV attracts a rate of 22%, internet access attracts a rate of 7%..

Stream’s one-time charge for installing cable television access is approximately Cdn $40.39, excluding VAT.  Stream runs periodic promotions, offering, among other things, discounted installation charges for new subscribers among its incentives.

Stream performs regular audits of customer installations to prevent piracy and maintains technology to help minimise potential signal piracy.  Stream does not believe that its signals are pirated extensively enough to have a material adverse effect on its business.

Stream’s cable television programmes

Polish cable television operators have more than 200 channels from which to choose when building their programme offerings.  These channels are transmitted via satellites, the most popular of which are the Eutelsat and Astra satellites.  When deciding which channels to offer its subscribers, Stream takes into account programme demand analysis, subscribers’ opinions and cost. Most of the licence agreements that Stream has entered into relating to programme purchases will be in effect for the next three to five years and may be extended.  Most of these licence agreements also provide that as Stream’s subscriber base increases, Stream may be able to modify the agreements to obtain more favourable terms.

Stream’s programming providers are: (a) Polish public television; (b) Polish private terrestrial television stations licenced by KRRiT; (c) Polish and foreign satellite programme providers; and (d) local programme producers.

The table below contains the list of programmes for which Stream has signed licence agreements or obtained broadcasting permits from programme providers.

Channel No.	Name	Characteristics	Language
1	TVP 1	public television	Polish
2	TVP 2	public television	Polish
3	TVP POLONIA	public television	Polish
4	TVP 3	public television	Polish
5	POLSAT	private terrestrial	Polish
6	TVN	private terrestrial	Polish
7	TVN 7	entertainment	Polish
8	POLSAT 2	entertainment	Polish
9	TV 4	private terrestrial	Polish
10	TV Puls	general	Polish
11	Polonia 1	entertainment	Polish
12	Tele 5	entertainment	Polish
13	RTP	general	Portuguese
14	BBC World	information	English
15	BBC Prime	entertainment	English
16	POLSAT Sport	sport	Polish
17	Discovery	documentary	Polish
18	Animal-Planet	science	Polish
19	Discovery Travel & Adv.	travel	Polish
20	Discovery Sci-Trek	science	Polish
21	Discovery Civilisations	science	Polish
22	Cartoon Network	children	Polish
23	TCM	movies	Polish
24	CNN	information	English
25	Ale Kino!	movies	Polish
26	MINI MAX	children	Polish
27	National Geographic	science	Polish
28	Planete	documentary	Polish
29	VIVA PL	music	Polish
30	VIVA	music	German
31	VIVA+	music	German
32	TMT	educational	Polish
33	Fox Kids	Children	Polish
34	Fox News	Information	English

For most subscribers, Channels 1-6 are available in Stream’s Basic Tier and Channels 1-14 are available in Stream’s Intermediate Tier.  Stream includes all these programmes in its Top Tier offering.  These offerings are subject to change as Stream effects the licencing changes required under the recent amendments to the Polish Copyright Act.

In compliance with Polish law, Stream carries the Polish terrestrial television channels for its subscribers.  Stream is currently involved in discussions to obtain rights to new channels.  Stream is not dependent on any one programme provider.

Stream’s data services

Data transmission over HFC networks is much faster and more reliable than over telephone lines.  Stream intends to upgrade its network to make high-speed Internet access available to all individual and business customers.

As at December 31, 2002, Stream had 184 individual Internet subscribers at an average monthly charge per customer of approximately Cdn $25.57, exclusive of VAT, and 59 business Internet subscribers whose fees are individually fixed depending on the configuration the subscriber requires and average of approximately Cdn $175.00.  The installation fee for Internet access is approximately Cdn $20.53, exclusive of VAT..

Stream’s VoIP service

As of December 1, 2002 Stream Poland took over the provision of the Internet telephony services formerly provided by Polvoice.  These services, provided principally in the Warsaw metropolitan area, offer substantial decreases in the costs of long distance and international calls as well as calls to mobile networks due to sound compression and the use of VoIP for transmission instead of standard voice channels.

Stream does not provide VoIP services over its cable network.  Stream is continuing Polvoice’s VoIP business on a trial basis to a limited number of customers.  To provide VoIP telephony Stream uses the equipment and infrastructure of Nasza Telekomunikacja S.A., an Internet telephony operator, with which Stream entered into an applicable agreement in November 2002. As at 31 December 2002 Stream had 34 VoIP telephony subscribers who paid on average of approximately Cdn $334.80 per month, exclusive of VAT.

Technology

One of the most important aspects of Stream’s strategy is the acquisition of other cable television networks from various operators.  These networks have different organisational structures and marketing policies and use differing equipment of varying capabilities. Valid telecommunications permits are in place for all acquired networks.

At a technical level, the acquired systems are all well suited to the transmission of television and radio programmes, and about three per cent of them (part of the network in Jaslo) are already capable of providing the two-way transmission necessary for the provision of Internet access services.  Because Stream plans to increase its revenues by selling premium programme packages and data transmission services throughout its network, further modernisation of Stream’s network will be necessary.

Configuration of a typical cable television network

Broadband Network
Satellite programs
Terrestrial programs
Fiber nodes
Internet
Headend
Fiber ring
Amplifiers
Coaxial cable
Multitaps
SFV (Single Family Units)
PC
TV
Business
MDU (Multiple Dwelling Units)
Subscribers installation

Stream's network generally follows the scheme above.  Networks that are constructed as in this scheme have a hybrid structure based on both fibre-optic and coaxial cables and are referred to as HFC, or hybrid fibre coax, networks.

When acquiring systems from other cable operators, Stream also acquires the existing infrastructures of those systems. When evaluating these infrastructures, Stream focuses particularly on the number of subscribers connected to each headend, the configuration of the existing analogue network, the configuration of the network within subscribers’ buildings and the network transmission band.

So far, the operators that Stream has acquired have been small, and it is inherent in small cable network systems that subscribers’ plug-ins are in close proximity to the head-ends.  Because of their proximity, small cable networks usually do not use fibre optic cables to connect headends with plug-ins. In the context of the figure above, this would be illustrated by replacing the headend with a fibre optic node.

As a result of past acquisitions, Stream now has more headends than are required to meet its current subscriber demand.  In Czestchowa, for example, Stream had six existing headends and acquired five more.  As part of its integration effort, Stream has already reduced the number of headends in that city to a total of five and plans to further reduce this number to three headends by the end of 2003.  The benefits of reducing the number of headends include a substantial decrease in network maintenance costs and in the costs of adapting headends when introducing new services.

The process of merging headends is related to the construction of new fibre optic cables, which, to the extent possible, are laid in a ring as shown in the diagram above.  In this process, a part of the analogue network and headends are being replaced with fibre optic nodes.  This will allow the number of series or cascade amplifiers to be reduced, leading to improved signal quality and reduced line maintenance costs.  Additionally, whilst modernising the analogue network, Stream intends to replace local power sources with a smaller number of power supplies equipped with stand-by power capability.  This will help eliminate power failure as the principal reason for network disruption.

Almost all of the network installations at subscribers' premises have already been modernised and now possess a "radial" structure.  A radial structure allows for the simultaneous powering of subscriber plug-ins, which both removes signal disturbance and allows Stream to disconnect subscribers more easily should the need arise.

The frequency spectrum is divided into different bands that are allocated by the applicable Polish  regulatory body (URTiP) for the use of telecommunications operators.  The following bands are available to cable television operators:

•

5.0 - 60.0 MHz for path return;

•

87.5 - 108.0 MHz for radio channels; and

•

110.0 - 862.0 MHz for television channels.

The nominal capacity of Stream’s networks is 68 radio channels with a bandwidth of 0.3 MHz and 94 television channels with a (European) bandwidth of 8.0 MHz.  The actual capacity of the networks is smaller because some frequencies are used by governmental bodies, mobile telephone operators and terrestrial radio and television operators.

At present, 75% of Stream’s networks are engineered for the 862 MHz bandwidth, 17% operate at the 606 MHz bandwidth and 8% operate at 550 MHz.  Stream estimates that, by the end of 2003, all of its networks will have been upgraded to the maximum 862 MHz bandwidth.

As part of Stream’s efforts to adopt a common set of programme offerings across its network, all channels are processed at 720 MHz and the higher band is reserved for future transmission of a digital signal.

The cable television networks purchased by Stream consist of equipment of varying quality, age and manufacturers.  Stream constructs and upgrades the networks using equipment of recognised manufacturers.  The growth of cable television in Poland has led to the presence of representatives in Poland of the leading manufacturers of such equipment, including Scientific Atlanta, Motorola and Times Fibre.  As it increases the size of its networks Stream expects to be able to negotiate better prices for future equipment purchases.

Stream has engaged in only limited network construction (1,788 new homes passed in 2001 and 883 in 2002).  Stream believes that the markets in which it operates offer potential for network expansion.

Marketing and sales

Most of the cable television providers that Stream has acquired did not advertise or market their services.  Stream does advertise and market its services in order to both retain its subscriber base and to add more subscribers.

Stream’s marketing and sales strategy is currently delivered through the use of professionally trained salespeople working at seven permanent customer care and marketing offices and through periodic promotions of its services.  Stream also uses a preview channel, an information channel, promotional material mailed with monthly invoices and its website to inform its customers of existing and new programmes and services.  Stream undertakes a number of additional marketing initiatives, including market research, radio advertising, newspaper advertising and subscriber contests.  All these efforts help limit customer churn, move customers into more expensive tiers of service and help Stream gain market acceptance.

Stream has filed an application with the Polish Patent Office to register its trademark, its logo and the names of its cable television programme packages.  The registration process for these trademarks is not yet completed.

Customer service

Stream seeks to provide a high level of customer care and service.  To achieve its level of service, Stream employs a subscriber management system, which contains a centralised database containing all information about installation, service, maintenance and billing.  All customer care, marketing and call centre employees are linked to this database.  This allows Stream to respond speedily to subscriber questions and to installation, service and maintenance requests.

Maintenance

Stream employs approximately 20 technicians to handle installation, service requests and other network maintenance duties.  Stream commits to clear all service and maintenance requests and service interruptions within 48 hours, but most are resolved in a shorter period of time.  Where service or maintenance work requires digging, Stream uses outside contractors.

Billing and credit control

Subscribers are billed one month in advance for all services.  Stream disconnects subscribers whose bills are more than 60 days overdue.  Customers seeking to be reconnected must pay their past-due amounts plus a reconnection fee.  Less than two per cent of all accounts receivable remain unpaid for more than 60 days.

Overview of the Polish cable television industry

Poland has approximately 39 million inhabitants and 12 million television households.  Prior to 1989, during the Communist political regime, the Polish government controlled and regulated the television industry.  All frequencies and channel offerings were limited principally to government broadcast programmes.  In the early years of the post-Communist era, there was no effective regulatory authority.  This led to a proliferation of small cable operators building low-cost, poorly constructed cable systems in densely populated urban areas of Poland.

In more recent years, due in part to Poland’s economic development and the introduction of cable industry regulations, Poland’s cable industry has developed rapidly.  In addition, large cable operators, such as @Entertainment and UPC (United Pan-Europe Communications), have constructed high-quality cable systems and offered numerous programming choices.

Despite these developments, the Polish cable television market remains underdeveloped.  According to the KAGAN market research service, there were approximately 3.82 million cable subscribers in Poland, out of approximately 12 million television households as of 31 December 2001. The average monthly salary as of 31 December 2002 was approximately $1,000 cdn, while the average monthly cable subscription rates of the five biggest Polish cable operators was approximately $16 cdn (including VAT).

Stream believes that there is significant potential for further consolidation among Polish cable television providers.  Stream believes that currently the top twelve operators (including Stream) control approximately 60% of the built-out market, with the remaining 40% serviced by roughly 500 operators.  Stream expects consolidation among these providers, particularly as smaller operators face the regulatory compliance burdens of being required to meet minimum cable television network technical standards and pay for programming produced by others.

Stream believes that there are several reasons why Poland represents a favourable market for the provision of multi-channel cable services.  First, Poland is one of  the largest single-language market in Central Europe.

Second, watching television is a significant leisure activity in Poland, partly because cable television provides relatively inexpensive entertainment. In 2000, each Polish household watched n average of 236 minutes of television per day.

Third, middle-income families living in multiple dwelling units, or MDUs, account for approximately 70% of residential housing in Polish cities.  This high housing density results in comparatively low costs for building cable television networks.  Currently Stream’s average network density is about 320 homes passed per kilometre of cable plant.  By comparison, the average housing density in the United States is 48 homes per kilometre of cable plant.

Fourth, in Poland the right to build cable television networks reaching MDUs is acquired through agreement with the owner of the MDU and does not require any permits from regulatory telecommunications authorities.  Under such agreements, the operator is allowed to connect all apartments located in a given building to its network.  Stream usually enters into such agreements for renewable terms varying from ten to 20 years.

Stream’s customer base and market share

Stream has a total of approximately 41,000 subscribers, which, as Stream estimates, represents a five percent market share in the districts in which Stream operates.  Nearly all of Stream’s customers are in MDUs.  As of the end of December 2002, Stream’s penetration rate, calculated as the number of Stream’s subscribers divided by the number of homes passed by Stream, was approximately 69%.  Stream has generally been able to improve upon the penetration rates of it’s acquired companies shortly after their acquisition.

Stream experienced customer churn of approximately 8% in 2001 (an average of 0.65% per month) and approximately 12% in 2002 (an average of 1% per month).

Stream’s primary market is located in south-eastern Poland and includes the following districts: Slaskie, Malopolskie, Swietokrzyskie and Podkarpackie.  The map below illustrates the locations of Stream’s cable television networks.

Locations of Stream’s cable television networks

Stream’s market has approximately 11.5 million people and 3.2 million television households, but only about 0.8 million cable television subscribers.  The region is the most densely populated in Poland, containing roughly 30% of the nation’s population.  There are 92 towns with more than 50,000 inhabitants in all of Poland, and 35 of them are located in this region.

Competition among cable television operators is not as strong in Stream’s market as in the largest Polish towns, where the market is relatively mature and where competing networks often overlap.  Stream believes that there are good acquisition opportunities in its market because the operators who initially moved into this market were, and generally remain, small and independent.

Stream concentrates on the following local markets:

Stream’s local markets

Town or Area	Number of Inhabitants	TV Homes	Homes Passed by Stream	Number of Stream’s Subscribers at 31 December 2002	Penetration (Subscribers/ Homes Passed)
Czestochowa	256,487	80,152	12,882	6,220	48.28%
Kielce, Busko Zdroj	299,891	71,840	4,477	2,139	47.78%
Bielsko-Biala, Czechowice-Dziedzice	233,379	69,806	12,173	6,361	52.25%
Rzeszow, Sandomierz	189,799	59,312	9,075	6,197	68.29%
Sanok, Jaslo, Krosno, Brzozow	137,793	43,059	16,075	15,992	99.48%
Jaworzno	97,524	30,476	3,761	3,173	92.34%
Bochnia	29,887	9,339	1,573	1,174	74.63%
Total	1,174,760	363,984	60,016	41,556	69.24%

The table above illustrates potential opportunities for network development in Stream’s market.  The number of homes passed by Stream is only about 16% of all television homes.

Competition

In general, the cable television market in Poland is not overbuilt. At present, Stream’s competitors have overbuilt only approximately 10% of Stream’s network area.  The following is a list of major cable television operators in Poland, who together hold approximately 50% of the Polish cable television market but currently have limited presence in the markets where Stream focuses its business.  They may, however enter Stream’s markets in the future, and also may compete with Stream in acquiring network assets.  They are:

•

UPC Telewizja Kablowa S.A., a subsidiary of the European cable television operator United Pan-Europe Communications with approximately 1,000,000 subscribers in eight out of the ten of largest cities in Poland.

•

Vectra, with approximately 394,000 subscribers in Poland and operates in Wroclaw, Walbrzych, Bielsko Biala, Elblag, Olsztyn, Slupsk, Bialystok and 70 other Polish cities.

•

Elektrim Telekomunikacja S.A., with 380,000 subscribers in Warsaw (Aster City), Krakow, (Autocom) and Zielona Gora (ZTP).

•

Multimedia Polska S.A., with approximately 415,000 subscribers in Poland, mainly in Kalisz, Szczecin, Gorzow Wielkopolski, Lublin, Rzeszow, Gdynia, Torun and Plock.

Direct-to-home satellite television (the so-called digital platform), which is widely accessible in Poland, also competes with cable television.  Two entities provide high quality direct-to-home satellite services in Poland:

•

Nowa Cyfra+, which has approximately 594,000 subscribers, and

•

Polsat Cyfrowy, which has approximately 280,000 subscribers.

There are up to six terrestrial channels available in Poland that also compete with cable television.  However, in most cases the reception of aerial signals is generally so poor that, with the exception of viewers in the largest cities, most viewers are only able to receive some of these channels.  The majority of viewers require access to cable television in order to receive even these six channels.

Regulation of Stream’s services

Radio and Television Act

The Polish Radio and Television Act regulates the broadcasting of radio and television programmes and of cable channels.  The Radio and Television Act established the National Radio and Television Council (“KRRiT”).  KRRiT’s mandate is to support freedom of speech in radio and television, to support the independence of broadcasting organisations, to protect viewers’ interests and to ensure the open and pluralistic nature of radio and television.  KRRiT also seeks to prevent steps aimed at the establishment of a monopoly in radio and television, to eliminate censorship and to ensure, through its licencing policy, the pluralistic nature of the audio-visual mass media.  KRRiT also functions as the oversight authority for all activities of broadcasting organisations.

The Radio and Television Act ensures the independence of broadcasting organisations as they transmit information, entertainment, cultural and artistic events and other ideas by imposing on broadcasters norms and conditions for their programming structures and by allocating broadcasting time to specific programme items.  Such norms also apply to advertising, tele-shopping and sponsoring.  In order to enforce such restrictions, KRRiT is entitled to monitor the contents and reception of all radio and television programmes broadcast in Poland.

The Radio and Television Act requires cable operators to obtain a licence to broadcast radio and television programmes.  In addition, cable operators who distribute entire channels of a domestic or foreign broadcasting organisation must register such channels in the register kept by the Chairman of KRRiT.  The Chairman of KRRiT is authorised to issue such licences and to register channels.  The registration requirement applies to all channels, except for nation-wide public radio and television and other programmes of domestic broadcasting organisations which can be received within such cable operator’s area with common aerial reception equipment.

The application for registration of a channel must be filed no later than two months prior to the start of distribution.  A cable operator may commence transmission two months after the filing of the application for registration unless the Chairman of KRRiT has denied the registration within that time.  After the registration of a channel, a cable operator is obliged to notify KRRiT within 14 days if the contents of such channel have materially changed.

KRRiT may refuse to register a channel if a cable operator does not have a valid broadcasting licence or otherwise is not in material compliance with applicable law.  KRRiT may also refuse to register a channel if the content of the channel itself is in violation of applicable law.

A broadcasting organisation is also obliged to introduce its channels into the network in a specified order.  The Chairman of KRRiT may allow for a different sequence than indicated by law under justifiable circumstances.

The Radio and Television Act also provides for the possibility that the broadcasting of a particular channel may be prohibited if such broadcasting would violate any provisions of the Radio and Television Act or if the cable operator fails to broadcast its channels in the prescribed order, introduces changes to a channel, or fails to broadcast such channel in full or simultaneously.

At present, the Polish legislature is in the process of reviewing the Radio and Television Act to determine whether it conforms to European Union standards.  Proposed modifications would be applicable to cable network operators, specifically concerning the registration of channels, the statutory channel sequence, the contents of channel registration applications and the criteria on which denial of registration or the prohibition of a channel offering would be based.

Copyrights

Cable operators broadcast the works of authors whose rights are protected by copyrights. The Copyright Act protects such copyrights.

Under the Copyright Act, cable operators may broadcast protected works only pursuant to an agreement with an organisation responsible for the collective management of copyrights or related rights.  Cable operators are required to pay a fee for the use of such works as specified in tariffs approved by the Copyright Commission, which in turn is appointed by the Minister of Culture and National Heritage.  At present, Polish law does not limit the amount payable to authors under such agreements. The Arbitration Commission of the Copyright Commission settles any disputes arising from the tariffs applied and, as of 1 January 2003, also settles disputes arising from agreements entered into by cable operators and the organisations responsible for the collective management of copyrights.

Although it has been assumed that the latest amendments to the Copyright Act would fully conform its provisions to EU law, Polish law does not reflect EU law completely.  For instance, there is no clear provision for so-called “general contracts” whereby copyrights as well as related rights are collectively managed.  General contracts are permitted in EU countries to ensure that cable operators can acquire all rights associated with a work. Consequently, the lack of such regulation in Poland means that many agreements may have to be negotiated with organisations responsible for the collective management of copyrights without a cable operator being able to ascertain that such agreements would fully cover all copyrights and related rights.

The amended Copyright Act, which became effective as of 1 January 2003, removed a statutory licence that enabled cable operators to broadcast the works broadcast by other radio and television broadcasters in a given area provided the programme was broadcasted simultaneously and integrally with the primary broadcast, it being understood that the initial broadcaster retained its right to remuneration. The removal of the statutory licence follows from the approximation of the Copyright Act to EU law, in particular to the provisions of Directive No. 93/83 on the Co-ordination of Certain Rules Concerning Copyright and Rights Related to Copyright Applicable to Satellite Broadcasting and Cable Broadcasting of 27 September 1993.

As the statutory licence is no longer available, it is now necessary for cable operators, including Stream, to enter into agreements with all broadcasters, organisations responsible for the collective management of copyrights and television organisations who enjoy related rights protecting programmes produced by them.

Telecommunications law

All Polish telecommunications activities are regulated by under the Polish Telecommunications Act, which took effect on January 1, 2001. The Telecommunications Act imposes regulations on telecommunications activities and technical requirements for equipment to be used for telecommunications activities.  The term “telecommunications activity” is defined as the providing or making available of any type of telecommunications service and the use of telecommunications networks.  Moreover, the Telecommunications Act contains detailed provisions concerning telecommunications permits, radio permits, frequency usage, telecommunications secrecy, the  connection of networks, the co-operation of operators, telecommunications infrastructure and the functioning and organisation of the Telecommunications and Post Regulation Office (renamed to become the Telecommunications Regulation Office as of March 31, 2002) (“URTiP”), among other provisions. The Telecommunications Act replaced provisions concerning telecommunications activities contained in the Communications Act of November 23, 1990.

Under the Telecommunications Act, a permit is required to use the public telephone network and any public network to broadcast or retransmit radio or television programmes.  Following the request of a cable operator, the President of URTiP grants such permits for ten to 25 year periods.  A permit entitles its holder to provide telecommunications services through its own network within all of Poland, subject only to the cable operator’s technical capabilities.  The Telecommunications Act does not contain any detailed prohibitions, and a permit does not restrict the area of telecommunications activity or the kind of services a cable operator may provide.

The President of URTiP may refuse to issue a permit only under certain circumstances defined in the Telecommunications Act or if there exist justified circumstances posing a threat to national defence or to the operation of telecommunication networks.

Once obtained, a permit may be withdrawn if a court prohibits an operator from carrying on the economic activity covered by the permit, if the operator fails to meet the conditions which were the basis for granting the permit in the first instance or if the operator fails to remedy, within a specific time after notice thereof, any non-compliance with the regulations governing the permit.  Furthermore, the President of URTiP may withdraw the permit if the operator violates provisions of the Telecommunications Act or the regulations promulgated thereunder or violates the terms and conditions of the permit.  The permit may be withdrawn if a decision is made to windup the operator, the bankruptcy of the operator is declared or the operator fails to make the payments provided for in the Telecommunications Act.  The President of URTiP may make such a decision at its discretion and is not obliged to withdraw the permit even if one of these factors is true.

The Telecommunications Act does not require a permit under some circumstances.  To fall within this exception, an operator is required to provide written notice of the proposed activity at least 28 days prior to the planned commencement date of such activity.  Following the notification, the President of URTiP issues a certificate of notification.  Stream Poland holds such a certificate related to its Internet access services in the Krakow area.

The Telecommunications Act does not separately regulate Internet telephony services, because these services are considered data transmission services rather than the operation of a public telephone network.  As described above, Stream needs only to notify URTiP that it is providing such services. Since URTiP’s President did not object to Stream providing these services, Stream is permitted to provide them throughout Poland.

Competition and consumer protection

The Polish Competition Protection Act regulates, among other things, conditions that further competition, procedures for counteracting competition-restraining practices and the violation of consumer interests.  The governmental office responsible for enforcing the Act is the President of the Office of Competition and Consumer Protection (“UOKiK”).  Detailed provisions applicable to entities operating in the telecommunications industry, and in particular relating to dominant or significant market positions, are also contained in the Telecommunications Act.

Competition Protection Act

The threshold question of whether the Competition Protection Act applies turns on whether the entity in question holds a dominant market position.  A dominant market position typically exists if the entity is able to prevent efficient competition in a given market by being able to operate to a large extent independently of its competitors, business partners and consumers.  The Competition Protection Act assumes that an entity holds a dominant position when its market share exceeds 40%.  The Competition Protection Act prohibits any activities that are designed to restrict competition through the acquiring or strengthening of a dominant position in the relevant market.  Therefore, the Competition Protection Act prohibits specific activities aimed at the elimination or the restriction of competition; a list of such activities is contained in the Competition Protection Act.

Activities related to the concentration of entities are also subject to regulation.  The Competition Protection Act imposes an obligation to notify the President of UOKiK of specific transactions, including any intended merger, share exchange, acquisition, or other transaction having a consolidating effect.  The President of UOKiK may prohibit such business combinations if, following such a transaction, the entities involved would acquire or strengthen a dominant position in the affected market that would substantially restrict competition.  If an entity fails to notify the UOKiK or takes other steps that violate the Competition Protection Act, UOKiK may levy fines against all parties participating in the combination and the individual members of their governing bodies.

The above notification requirement with regard to intended mergers applies to all entities whose total sales in the financial year preceding the year of notification exceed an equivalent of EUR 50,000,000.  However, the notification requirement does not apply if the turnover of the proposed target did not exceed the equivalent of EUR 10,000,000 in the two financial years preceding the notification.  In addition, no notification is required if the combined market share of both entities does not exceed 20% or if the concentration is affected by entities belonging to the same capital group.  According to an official interpretation of UOKiK, transactions among foreign entities that exert influence on market conditions in Poland may also be required to file a notification with the President of UOKiK.

Competition and the Telecommunications Act

The Telecommunications Act contains several provisions applicable to entities that hold a dominant or significant market position.  Whether a public operator holds a dominant position in a given market is determined under the provisions of the Competition Protection Act.  In order to establish whether a cable operator holds a significant market position in a given market, a cable operator must have a market share of at least 25%.  On the basis of certain criteria, it is also possible to establish that a cable operator whose market share is less than 25% holds a significant market position.  The President of URTiP, acting jointly with the President of UOKiK, decides whether a cable operator in a given area holds a dominant or significant market position.

The Telecommunications Act imposes several obligations on cable operators that hold dominant or significant market positions.  Such obligations, depending on the position of such operator, may include submission to the review of common services agreements (and amendments thereto) or of bylaws for the provision of common services (and amendments thereto).  Such obligations may also include following certain procedures to establish rates for common services or that require that services be provided in accordance with certain rules.  In connection with such obligations, the President of URTiP may use several means of enforcement against operators holding a significant market position.

The President of URTiP publishes a list of operators that hold a significant and dominant position once a year.

Special obligations in exceptional situations

Under the Telecommunications Act, operators are required to take into consideration, while planning, constructing, developing, using or merging telecommunications networks, the possibility of force majeure events, such as the imposition of martial or emergency laws or natural calamities.  Special obligations in such situations include, among other obligations, co-operating with officials, securing networks and telecommunications equipment, maintaining continuity of operation and ensuring access for emergency services and governmental officials to telecommunications equipment.

Certain special limitations are also imposed by the Act on Common Duty to Defend the Republic of Poland (“Defence Act”) of November 21, 1967 (Journal of Laws 1992, No. 4, item, 16).  In the event of operational reviews conducted by the armed forces, military drills, training in civil defence or common self-defence in peacetime, as well as in the event of an announcement of army mobilisation or at time of war, operators may be obliged to provide material services to the armed forces, such as renting real property and movables to the armed forces or to further state defence.

Stream’s Organization, Management and Personnel

As a Polish limited liability company, Stream has two levels of management:

Management Board; and

Supervisory Board.

The Management Board has the responsibility of making all executive management decisions, while the Supervisory Board has the responsibility of periodically monitoring and approving the activities of the Management Board.

The Supervisory Board directors of Stream are elected by the shareholders (Parent Company) at each annual general meeting of Stream, or, in the event of a vacancy, they are appointed by the Supervisory Board of Directors then in office, to serve until the next annual general meeting of Stream or until their successors are elected and ratified.

Management Board:

Stream’s Management Board currently comprises:

Adam Wójcik

- President and CEO;

Dobroslaw Ploskonka

- Vice President; and

Zbigniew Tragarz

- Vice President.

Supervisory Board:

Stream ’s Supervisory Board currently comprises of the following members:

Grzegorz Namyslowski

Stanislaw Lis

Iwona Kozak

Stream Locations

Stream currently rents 5,000 square feet in an office building, close to the center of Kraków and is considered adequate for the company’s head office needs for the foreseeable future.  The customer database and the call center (to manage customer calls) are also located here.

Stream also maintains small separate offices in Rzeszów, Bielsko-Biala, Jaslo, Sanok and Czestochowa to act as a base for local customer service and sales representatives.  These local offices will be connected with the head-office in Kraków and will be able to access its database on-line.

Competition to Stream

The following large Polish cable television operators, who control in the aggregate approximately 50% of the existing Polish cable television market, have a limited presence in the markets that Stream has targeted:

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

- Elektrim S.A., which has approximately 380,000 subscribers in Warszawa (Aster City), Kraków (Autocom) and Zielona Góra (ZTP).

- Multimedia Polska S.A., which has approximately 360,000 subscribers in Poland, principally in Kalisz, Szczecin, Gorzów Wielkopolski, Lublin, Rzeszów, Gdynia, Toruń and Płock.

Currently, less than 10% of Stream’s aggregate networks are overbuilt by any of these competitors.  Therefore, even where they are operating in the same municipal markets as Stream these competitors are typically not wiring the same subscribers.

Direct-to-home satellite television (“DTH”), which is widely available in Poland, is a television delivery system that competes with cable.  There are currently two providers of high-quality DTH in Poland:

- New Cyfra+, with about 620,000 subscribers (monthly fees in the range US$12.90 to US$27.60); and

- Polsat Cyfrowy, with about 280,000 subscribers (approximate monthly fee US$ 7.00).

Eight terrestrial channels are potentially available in Poland.  These represent another source of competition for cable television.  Nevertheless, terrestrial signal reception in all but the largest cities is so poor that most people are able to receive only a few of these channels.  Stream believes that the extensive national marketing conducted by these channels actually helps Stream and other cable companies to win subscribers, because most Poles need some form of cable television in order to receive these channels clearly.

In addition to competition for subscribers, Stream also faces competition for acquisitions.  Currently, both Multimedia Polska and Vectra are seeking to grow though acquisition, including in southern Poland.  Stream believes that its financial condition and the reputation that Stream and its management have developed in the industry for fair dealing in past transactions assist it in competing for acquisition targets.

Office

Stream utilizes about 5,000 square feet of office space in Krakow, Poland. Stream’s rent is approximately $17,512 CDN per month.

International Eco-Waste Systems S.A.

Eco-Waste was in the business of constructing and operating rendering plants in Poland.   Eco-Waste does not currently have any rendering plants in operation; however, it was planned to construct three animal-waste rendering plants in Zabokliki, Torun and Rawa Mazowiecka, Poland.  With the Company’s main business now focused on cable TV, a decision was made to sell off the business of Eco-Waste, considered not compatible with its business objectives.

On March 9, 2000, Eco-Waste entered into an agreement with the Danish company K.E.A. Andersen Montage A-S (“Andersen”), pursuant to which Andersen agreed to supply all equipment for the construction of the rendering plant in Zabokliki, Poland.  Andersen was also responsible for the assembly and testing of the rendering plant. When the BSE scare hit Europe and subsequently Poland, it was decided to turn the meat rendering facility into a meat incineration facility. Andersen agreed to supply different equipment to meet the needs of incineration instead of the original contract.

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

Plan B is a so-called "worst case scenario," drawn up in the event that BSE is discovered in Polish herds. Once put into motion, all cattle sent to slaughter will be tested for the presence of BSE that could cost as much as 100 million zloty ($24.3 million USD, $36.7 million CDN). The blueprint for Plan B calls for adding four more laboratories in Poland equipped to test for BSE. At present, Poland has only one lab in Pulawy.1

In view of developments and uncertainty with BSE issues we took advantage of existing licenses and applied for and received an incinerator waste licence. Eco-Waste’s incinerator license was formally receipted in February 2002, enabling Eco-Waste to operate a meat incineration facility in Zabokliki. As a result of our focus on cable TV and the operations of Stream, we decided that the operations of Eco-Waste did not fit with our current objectives.

PolVoice.com Sp. z o.o.

Since October of 1999, PolVoice had been working on the development of software to offer Internet services in Poland.  In November of 1999, PolVoice applied to the Ministry for Telecommunication in Poland for a license that is essential for PolVoice to operate in that sector in Poland.  PolVoice received its telecommunications license as of August 22, 2000.

PolVoice’s business objective was to become an Internet, data transmission and VOIP provider in Poland. PolVoice services did include VOIP services, data transmission, teleconferencing, web site development and maintenance.

In view of our main business and objectives directed towards cable TV, it was decided to discontinue the operations of PolVoice. In this manner, we are focused on one business objective. The PolVoice entity is presently being liquidated.

Item 5 – Operating and Financing Review and Prospects

Overview

We prepare our financial statements in Canadian dollars and in accordance with Canadian GAAP reconciled to US GAAP.

Our core business is considered to be our cable TV operations. At December 31, 2002 some $12.2 million CDN had been spent on the acquisition of cable television network equipment and $5.8 million CDN on the acquisition of licenses and subscribers. Our future business growth is expected to consist of buying subscribers from independent operators, building networks in areas where existing operators are unwilling to sell us their subscribers, buying interests in existing cable operations and reconstructing old systems by preparing them for the transmission of new services, including pay-per-view, internet, and video-on-demand.

Previously our other endeavours involved PolVoice, that since October 1999 had been working on the development of software and hardware to offer internet services in Poland. The operations of PolVoice have been discontinued in 2002 pursuant to our decision to focus on our core cable TV operation.

In addition, the operations of Eco-Waste are shown as discontinued operations. Eco-Waste had planned on building rendering and meat handling facilities. On December 4, 2000 the European Union’s representatives announced that new regulations for rendering plants and meat handling changed as a result of beef contamination from bovine spongiform encephalopathy (BSE). We applied and received a hazardous waste licence to operate an incinerator plant, thus providing a continuity of business into meat waste incineration. In April 2002 we signed agreements to sell Eco-Waste for an amount of $1.5 million USD to an arm’s length buyer. This agreement fell apart and on September 30, 2002, Eco-Waste was acquired by Pref Sp. Z o.o. for a note payable of $501,000 USD. This amount was not considered as realizable in the financials.

Results of Operations

Year ended December 31, 2002 compared to the Two Months ended December 31, 2001

Average monthly revenue is relatively unchanged from the previous period, as the subscriber base has not materially changed in the past fourteen months. On a calendar year basis revenue has increased 41%. This growth was due principally to Stream’s take-over of subscribers of other operators through the acquisition of those operators. The increase in net sales was also attributable to existing subscribers’ switching to more expensive programme packages and to increases in the rates charged for each programme package. Although there has been an increase in rates charged to subscribers in 2002, revenue did not change as a result of churn. Churn is a measure of the turnover of Stream’s customer base.  In 2002, Stream’s churn rate was approximately 12%; therefore, during 2002 on average of approximately 1% of Stream’s customer base was disconnected and replaced by new customers each month.  In 2001, Stream’s churn amounted to approximately 8% (or approximately 0.65% per month) whilst significantly adding to its subscriber base through acquisitions.  The increase in churn from 2001 to 2002 is attributable to Stream continuing to raise prices throughout its network, to Stream vigorously applying its policy of prompt disconnection of non-paying subscribers and to the loss of some customers in the months following Stream’s acquisition of their accounts from their former cable service providers. Bad debt expense for the year ended December 31, 2002 was approximately 1.5% of sales.

The average monthly costs of expenses for the year ended December 31, 2002 was Cdn $484,785 as compared to the two months ended December 31, 2001 of Cdn $645,400. This shows a decrease of about 25%.  On a calendar year basis there was a decrease in the cost of line maintenance, billing, access to the internet and customer services. On the other hand, the cost of television programmes and licence fees increased, as did sales and marketing costs.

In June of 2001, Stream Poland and the Gimsat shareholders concluded a preliminary purchase and sale agreement by which Stream Poland would acquire 100% of Gimsat shares. This preliminary agreement contemplated the consummation of the purchase and sale to occur on or before June 30, 2003. Pursuant to the preliminary agreement an irrevocable power of attorney covering 99.79% of Gimsat’s shares and a registered pledge agreement covering 99.79% of Gimsat’s shares secures the repayment of Stream Poland’s advance in the event the purchase of Gimsat does not close on or before June 30, 2003. Stream may renegotiate this closing date. As at December 27, 2001, Stream Poland had advanced a total sum of Cdn $3.5 million to the Gimsat shareholders. With the increased amounts paid, the Gimsat owners agreed that the board of Gimsat could be changed and on January 1, 2002, the board of Gimsat was changed and composed entirely of Stream Poland members. Under Canadian GAAP the operations of Gimsat were consolidated as of January 1, 2002. Pursuant to this acquisition, we have a remaining obligation to pay USD $1,074,000 in January 2004.

In July 2001, the Canadian Institute of Chartered Accountants approved the new handbook section 1581, “Business Combinations”, replacing section 1580, that require all business combinations to use the purchase method of accounting. It has also approved a new section 3062, “Goodwill and Other Intangible Assets”, that will require intangible assets with an indefinite life and goodwill to be tested for impairment on an annual basis. Goodwill and indefinite life intangibles will no longer be amortized. Intangible assets with a definite life will continue to be amortized over their useful lives. The company determined that the cable TV licences have indefinite life. The company evaluated its existing intangible assets and goodwill and concluded that no provisions for impairment were required. The subscriber base is amortized using the straight-line method at rate of 5%.

Two Months ended December 31, 2001 Compared to the Year ended October 31, 2001

Revenue from operations was an average of Cdn $319,936 per month as compared to the year ended October 31, 2001 that averaged Cdn $173,292 per month showing an increase of nearly 85%. This increase in revenue is attributed from the acquisition of MTK on July 1, 2001 increasing revenues in the last four months of the year ended October 2001 and revenue from the acquisition of Gimsat that had started in June 2001 but was not completed until January 1, 2002.

The loss from continuing operations averaged Cdn $386,746 per month as compared to Cdn $260,304 per month for the year ended October 31, 2001, for an average increase of 49%. The percentage increase of 85% for sales and 46% for operating expenses shows a slight improvement in profitability. Within the category of general and administrative, we experienced increases of 104% in accounting and auditing, being Cdn $95,284 for the two months ended December as compared to Cdn $280,539 for the year ended in October. Similarly, rent increased 128%, being Cdn $152,952 for the two months ended December and Cdn $402,916 for the year ended in October. Other comparisons are difficult to make, as a two-month period is a very short time to measure against any trends.

Discontinued operations reflects the costs of operations of Eco-Waste and PolVoice removed from the operations of the cable TV business.

Exchange Rates

Stream is exposed to the risk of exchange rate fluctuations.  Programming costs, which constituted about 13.5% of Stream’s operating costs (defined as cost of sales, selling and marketing costs and general administrative expenses of continuing operations, net of amortisation/depreciation) in 2002, are incurred primarily in US dollars, while all revenues are realised in Polish zlotys. Certain other costs are incurred in Canadian dollars. Under its subscription agreements, Stream may modify its subscription rates to adjust for major fluctuations of currency exchange rates.  However, high increases in subscription rates could decrease demand for Stream’s services.  Most of Stream’s technical equipment is purchased locally, but prices are indexed in US dollars.  Moreover, in connection with the agreement for the purchase of Gimsat, the price of which is set in US dollars, Stream has not taken steps to hedge against the risk of exchange rate fluctuations.  This is because a relatively low balance is remaining on the Gimsat liability and the cost to hedge against this risk. The table below reflects changes in the exchange rates of the currencies in which Stream conducts its operations as at the end of and as average during each year.

Rates of exchange of PLN/USD, PLN/EUR and PLN/CAD in the years 2000-2002

	As of 31 December 2002	As of 31 December 2001	As of 29 December 2000
USD	3.8388	3.9863	4.1432
EUR	4.0202	3.5219	3.8544
CAD	2.4351	2.5034	2.7589

Liquidity, Capital Resources and Subsequent Events

For the year ended December 31, 2002, we received Cdn $2,005,646 from the exercise of warrants to purchase 986,470 shares.

For the two months ended December 31, 2001, we raised an additional Cdn $1,557,095 from private placement of equity in the company’s stock. During the year ended October 31, 2001, we raised Cdn $347,300 from the exercise of stock options and $6,983,523 CDN from private placements. The following schedule gives a breakdown of our private placements at October 31, 2001 and December 31, 2001.

	Date	Number of Units	Price ($CDN)	Amount ($CDN)	Cash Commission ($CDN)	Net ($CDN)
Private placement	14 March 01	901,286	1.75	1,577,251	75,273	1,501,978
Private placement	20 April 01	300,000	1.60	480,000	-	480,000
Private placement	8 May 01	2,259,295	1.60	3,614,872	8,000	3,606,872
Private placement	23 July 01	819,625	1.60	1,311,400	-	1,311,400
October 31, 2001		4,280,206		6,983,523	83,273	6,900,250
Private placement	8 May 01	1,240,705	1.60	1,985,128	35,770	1,949,358
Private placement	23 July 01	121,250	1.60	194,000	-	194,000
Private placement	4 December 01	125,000	3.15	393,800	11,820	381,980
December 31, 2001		5,767,161		9,556,451	130,863	9,425,588

Subsequent to December 31, 2002, we have received Cdn $506,970 pursuant to the exercise of warrants.

We continue to raise cash from equity sources and we will continue with this program until we achieve positive cash flow. In addition to receiving funds from the exercise of warrants, we intend to conduct a financing in Europe in 2003.

Our working capital deficiency as December 31, 2002 was Cdn $3,621,206. Included in this figure is an amount owing on the Gimsat acquisition of Cdn $1,690,690. Gimsat have indicated that this amount can be postponed for an additional year for a nominal interest fee. As over 86% of our assets are capital assets, there is room to finance our activities with commercial loans. At present we are financing our activities with commercial credit. Our days in retiring liabilities is 46 days.

Our working capital at December 31, 2001 was a negative Cdn $1,380,251 down from the previous period by Cdn $809,143. An additional Cdn $2,574,780 was raised through the exercise of stock options and private placement of equity, where Cdn $1,191,940 was invested into deposits on cable TV acquisitions, and plant and equipment. The balance was used in operations.

Our senior management establishes our overall funding and capital policies, monitors the availability of sources of financing and reviews the foreign exchange risk. We will continue to raise funds by way of private placements in our capital stock and exercise of stock options and warrants although there can be no guarantee that such funds will be available in the future. We have received the majority of funding by way of private placement of our common shares.

Differences Between Canadian and United States Generally Accepted Accounting Principles and Effects of Recent Accounting Pronouncements

The consolidated financial statements have been prepared in accordance with Generally Accepted accounting Principles in Canada. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States. The following is a discussion of the various accounting differences and exceptions.

Consolidated Balance sheets

	December 31, 2002		December 31, 2001		October 31, 2001
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Deficit	$(23,770,392)	$(23,770,392)	$(17,781,190)	$(17,781,190)	$(16,740,501)	$(16,740,501)
Total assets	17,582,966	17,582,966	16,222,495	16,222,495	15,055,326	15,055,326

Consolidated statements of operation

	For the year	For the year
	ended	ended
	December 31	December 31
	2002	2001
Loss for the period under Canadian GAAP	(5,959,202)	(1,040,689)
Loss for the period under U.S. GAAP	(5,989,202)	(1,040,689)
Basic and diluted loss per share, U.S. GAAP	$ 0.21	$ 0.16

Consolidated statements of cash flow

	2002		2001
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Cash flows from
Operating activities	$ (1,487,679)	$ (1,487,679)	$ 135,419	$ 135,419
Financing activities	3,681,089	3,681,089	1,438,052	1,438,052
Investing activities	(2,239,356)	(2,239,356)	(1,615,049)	(1,615,049)
Increase (decrease) in cash and cash equivalents	45,946	45,946	(41,5478)	45,946
Foreign exchange effect on cash	224,907	224,907	(145,382)	224,907
Cash and cash equivalents - beginning of period	215,273	215,273	402,233	215,273
Cash and cash equivalents - end of period	$ 394,234	$ 394,234	$ 215,273	$ 394,234

Comprehensive income - US GAAP requires disclosure of comprehensive income which comprises income and other comprehensive income. Comprehensive loss for the company consists of net loss and other comprehensive income. Comprehensive loss is $5,414,590 cdn ( 2001 - $833,190 cdn).

Income Taxes - Recently the Canadian Institute of Chartered Accountants issued standards #3465 - Income Taxes, which requires the adoption of the liability rather than the deferral method of accounting for income taxes wherein accumulated tax balances are adjusted to reflect changes in tax rates. The new Canadian standard is consistent with the US rules.

Accounting for stock-based compensation - For U.S. GAAP purposes the Company accounts for stock based compensation to employees and directors under Accounting Principles Board Opinion No 25, Accounting for Stock Issued to Employees (“APB 25”), using the intrinsic value based method whereby compensation costs is recorded for the excess, if any, of the quoted market price at the date granted over the exercise price. As at December 31, 2001 no compensation cost has been recorded for any period under this method. Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period. During the year ended October 31, 2000, the Company adopted the new Canadian GAAP standard for stock options which is substantially similar to US GAAP. During the year ended December 31, 2002, and the two months ended December 31, 2001, the Company has issued options to individuals other than employees and directors which under SFAS 123 resulted in $96,041 cdn of consulting expenses. SFAS 123, however allows the Company to continue to measure the compensation cost of employees in accordance with APB 25. The Company has adopted the disclosure only provisions of SFAS 123.

The Financial Accounting Standards Board issued FAS No. 143, Accounting for Asset Retirement Obligations in June 2001. FAS No. 143 requires that asset retirement obligations be recognized as a liability, measured at fair value. The associated retirement costs are capitalized and amortized over the asset's useful life. FAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. There is no impact in the financial statements of the Company.

The Financial Accounting Standards Board issued FAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. FAS No. 144 requires that an impairment loss should be recognized if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value for assets in use. The standard also changes the criteria for classification of operating results as discontinued operations. FAS No. 144 is effective for financial statements issued for fiscal years beginning after December 14, 2001. There is no impact in the financial statements of the Company.

 Recent accounting pronouncements

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation. It also amends the disclosure provisions of that statement. The disclosure provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2002. The Company does not currently have plans to change to the fair value method of accounting for its stock-based compensation.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantee, Including Indirect Guarantees of Indebtedness of Others, (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002. The Company is currently evaluating the effects of FIN 45; however, it does not expect that the adoption will have a material impact on the Company’s results of operations or financial position.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities. SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been occurred. As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this statement to have a material impact on the Company’s financial statements.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other things, SFAS No. 145 rescinds both SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and the amendment to SFAS No. 4, SFAS No. 64, Extinguishment of Debt Made to Satisfy Sinking Fund Requirements. Through this rescission, SFAS No. 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002. The application of SFAS No. 145 did not have a material effect on the Company’s results of operations or its financial position.

In July 2001, the FASB issued SFAS Nos. 141 and 142 (“SFAS 141” and “SFAS 142”), Business Combinations and Goodwill and Other Intangible Assets. SFAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under SFAS 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. SFAS 141 and SFAS 142 are effective for all business combinations completed after June 30, 2001. Upon adoption of SFAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under SFAS 141 will be reclassified to goodwill. Companies are required to adopt SFAS 142 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company is required to adopt SFAS 141 and 142 on a prospective basis as of January 1, 2002. The CICA approved new Handbook section 1581, Business Combinations” requiring all business combinations use the purchase acquisition method and follow an impairment-only approach fro the accounting of goodwill and other intangibles. The Company has adopted these recommendations with no GAAP differences to report on.

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 replaces SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The FASB issued SFAS 144 to establish a single accounting model, based on the framework established in SFAS 121, as SFAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, Reporting The Results of Operations - Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 also resolves significant implementation issues related to SFAS 121. Companies are required to adopt SFAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company has determined that the application of SFAS 144 did not have a material affect on its financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. Companies are required to adopt SFAS 143 for fiscal years beginning after June 15, 2002, but early adoption is permitted. The Company has determined that the application of SFAS 143 did not have a material affect on its financial position or results of operations.

ITEM 6 – Directors, Senior Management and Employees

Our board of directors is elected by our shareholders as indicated in our memorandum of association. Directors have not entered into any service agreements and do not receive any remuneration. Our executive officers are appointed by our board of directors and have service agreements with us. The normal notice period for executive officers is 12 months. In the case of Stream, the Supervisory Board is elected by its shareholders (Parent Company) and the Supervisory Board appoints the management. The following sets out our directors and officers.

Directors and Senior Management

The Company
Stanislaw L. Lis	President, CEO, Director
Adam Wójcik	Corporate Secretary, COO, Director
Iwona Kozak	Vice-President of Corporate Affairs, Director
Casey Forward, CGA	Chief Financial Officer
Jan Rynkiewicz	Director
Boyce Butler	Director

Stream Communications Sp. z o.o.
Adam Wójcik	President and CEO
Dobroslaw Ploskonka	Vice-President
Zbigniew Tragarz	Supervisory Board
Stanislaw L. Lis	Supervisory Board
Grzegorz Namyslowski	Supervisory Board

Committees

We have established three sub-committees of the Board of Directors:

Audit Committee, composed of Stanislaw Lis, Jan Rynkiewicz and Boyce Butler

Compensation Committee, composed of Adam Wojcik, Grzegorz Namyslowski and Anna L. Mazur

Corporate Governance Committee, composed of Grzegorz Namyslowski, Iwona Kozak and Zbigniew Tragarz.

Stanislaw Lis has been a Director and President of the Company since 25 February 1994. He is a Canadian national. Since 23 April 1999 he has also been performing the function of Chief Executive Officer. He commenced his education in Poland. In 1976 he had emigrated to Canada where he continued his studies at the management and administration department at Simon Fraser University in Vancouver. At the beginning of the 1980’s he worked in the finance economy department of the company Allcorp in Vancouver controlling a number of public companies. In 1988 he founded International UNP Holdings, an investment company engaged in the business of buying and financing Polish State-owned companies. In the years 1989-1992 he was the president of that company. In 1992 he created a joint venture company with the participation of the American company Emergency One and WSK Mielec whose business activities included the production and sale of fire trucks. In the years 1992-1994 he was the vice-president of that company.

Iwona Kozak is a national of Canada. Since 1 March 1996 she has been a Director and Vice President for Corporate Affairs and since 23 April 1999 she has been its Secretary. Born in Poland, she has been living in British Columbia since 1984. She graduated from the British Columbia Institute of Technology with a diploma in marketing. She has a broad experience in the area of marketing and public relations. She perfected her managerial and business skills as the co-founder and president of a division of the Canadian Polish Chamber of Commerce in British Columbia. In the years 1993-1995 she published a magazine dedicated to economics called ”Partners with Poland” (“Partnerstwo z Polska”) and provided advisory services to Canadian companies in the area of investments in Polish markets.

Anna L. Mazur, is a US citizen. From 23 May 2002 to 5 September 2002 she was a Director of the Company.  She is a member of the Company’s Advisory Board.  She is also a member of the Company’s Compensation Committee.  She graduated from Adam Mickiewicz University in Poznan.  From 1997 she has been employed as a consultant by Demarex, Inc., a company providing management, consulting and marketing services to US companies involved in business in Poland in the telecommunications sector, agriculture and light industry.  She is a shareholder of the Company and Polma S.A. She is an active member of the Polish-American community, in particular by holding positions on the boards of many charitable organisations.

Grzegorz Namyslowski  is a Polish national. He is one of our Directors since 10 March 2001 he has been serving as its Senior Vice President for Business Development. He graduated from the Warsaw Polytechnic with an M.Sc. in engineering. He held the position of the chief designer responsible for the design and construction of major power plants in Poland in the 1970s. He was a senior manager at Solco Basel, a Swiss pharmaceutical firm in Warsaw. Since 1991 he has been an active co-worker at INVESCO. In the years 1992-1999 he was the chairman of the supervisory board of the company ZP Zywiec S.A. and in the years 1993-2001 a member of the supervisory board of Zywiec Trade Sp. z o.o. At present he is a member of the supervisory board of Eco-Waste, a shareholder and Vice-president of Castle Holding Limited Sp. z o.o. in Warsaw, a consulting firm with experience and knowledge in the area of supporting the development of the privatisation of Polish enterprises. He is at present a member of the Supervisory Board of Stream.

Casey Forward is a national of Canada. On 18 January 2001 he became Chief Financial Officer of the Company. He completed a three year course at the University of Manitoba in the Department of Molecular Biology. As a Certified General Accountant he has been running an independent accountancy practice in Canada since 1990. He has worked for public companies in Canada, the United States and Great Britain. He has owned companies in Canada and, in particular, in the years 1980-1985 he was the owner and president of a company which was active in the sector of building investments in Edmonton, Canada, and in the years from 1977-1982 he was the owner and president of Gateway Cartage & Storage Ltd, with its seat in Edmonton, engaged in the business of storage and transport. He is a member of the United States Financial Accounting Foundation and a member of the Certified General Accountants of Canada.

Adam Wójcik since 2 November 1999 he has been President of the Management Board of Stream. He is also our Chief Operating Officer. He graduated from the Jagiellonian University of Krakow, Department of Mathematics and Physics and holds a Ph.D. in mathematical sciences. In the years 1978-1995 he held a research and teaching position at the Mathematics Department of Akademia Górniczo-Hutnicza. That time he also spoke many lectures at the universities in Sweden, France and USA. In 1993 he was one of the founders and the president of Housing Cooperative “Nowa” in which currently he holds a welfare position as president. In the years 1993-1995 he was Marketing Manager at Polska Telewizja Kablowa Krakow S.A and in the years 1995-1997 Vice-President of that company. In the years 1997-1999, Adam Wójcik was Vice-President and South Regional Director of Polska Telewizja Kablowa Operator Sp. z o.o.

Jan Rynkiewicz became a Director of the Company on May 29, 2003 having previously been a director from April 24, 1998 to February 4, 2002. A graduate of the School of Banking and Insurance in Warsaw, Jan Rynkiewicz moved to the UK in 1974, residing there for the next sixteen years. In 1977, he founded Courtfield Construction Ltd., a London-based building construction company.  From 1986 through 1993, Mr. Rynkiewicz became an associate of Invesco in Poland and serves as Chair of the Board of Directors of Castle holding Ltd. of Warsaw, a consulting company with expertise in facilitating development of Polish industry privatization. Mr. Rynkiewicz was notably President of Zywiec S.A. (one of Poland’s brewing group) during a period when this company successfully undertook an expansion program, secured Heineken as a major strategic investor, and became a capitalized company on The Warsaw Stock Exchange.

Zbigniew Tragarz was appointed to Eco-Waste in 1997, to PolVoice in September 1999 and to Stream in October 1999.  Educated at Warsaw Technical College where he earned a degree in electronics, Zbigniew Tragarz continued postgraduate studies in foreign trade.  Assigned to the Polish Commercial Counsellors Office in New Delhi for three years, Mr. Tragarz was the resident advisor for the electronics components trade.  In 1986, Mr. Tragarz accepted a position as Projects Export Manager with Polkolor, a major electronics production plant where he supervised the company’s interests in export and investment in Turkey, China, and the USA.  In 1990, he became an associate of INVESCO in Poland and serves as Vice President of Castle Holding Ltd. of Warsaw.

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

Boyce Butler was appointed to the board on May 29, 2003. Mr. Butler has been a practising accountant in the Province of British Columbia since 1964. He has been in public practice since 1973 and was the auditor for 30 public companies. He also was an auditor for Canada Customs and Revenue agency for four years. Mr. Butler has been a member of the Rotary Club since 1972 and served as president for the chapters in Kelowna and Vancouver.

Executive Compensation

For the purpose of this annual statement, the following words and phrases shall have the following meanings:

“Equity security” means securities of a company that carry a residual right to participate in earnings of that company and, upon liquidation or winding up of that company, its assets;

“Option” means all options, share purchase warrants and rights granted by a company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment;

“LTIP” means a long-term incentive plan, which is any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the company or an affiliate of the company, the price for the company’s securities, or any other measure, but does not include Option or SAR plans or plans for compensation through restricted shares or restricted share units.

The total compensation we paid during the last fiscal period to all of our directors and officers as a group for services in all capacities was $117,135 CDN.

The following table details the compensation paid to our executive officers for the year ended December 31, 2002:

Summary Compensation Table
Name	Salary ($CDN)	Bonus ($)	All Other and annual Compensation and LTIP Payouts ($CDN)	Securities under Option	Restricted Shares or Restricted Share Units
Stanislaw Lis	$119,790	Nil	$12,158	630,000	Nil
Iwona Kozak	$95,832	Nil	$6,298	440,000	Nil
Adam Wójcik	$83,990	Nil	Nil	460,000	Nil
Casey Forward	$90,000	Nil	Nil	250,000	Nil

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

Options to Purchase Securities From Our Company

In order to create a mechanism for the recruiting of and providing incentives to certain persons and to recognise and reward their contributions to our growth, the Board of Directors adopted the Stock Option Plan (“Plan”). The purpose of the Plan is to encourage such persons to acquire our shares and perceive such transaction as a long-term investment. Options to purchase shares under the Plan are granted to Directors, employees and affiliates of the foregoing.

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

Initially 4,375,755 shares have been earmarked for the Plan’s implementation, with the following restrictions:

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

For options granted on or before January 2, 2001, vesting occurred immediately. For options granted on November 15, 2001, vesting occurs as follows:

(a)

¼ of shares on the date of their allocation;

(b)

¼ of shares six months after their allocation;

(c)

¼ of shares one year after their allocation;

(d)

¼ of shares eighteen months after their allocation.

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

The following tables provide the history of options granted and exercised to all directors, officers and employees during the period from November 1, 1999 to December 31, 2002.

Option Holder	Balance of Stock Options at October 31, 2000	Date Granted	Options Granted in 2001	Date Exercised	Number of Options Exercised or Expired	Balance of Stock Options at October 31, 2001	Exercise Price per Share ($CDN)	Expiry date of Options
Glenn A. Little	100,000	12-Apr-99				100,000	1.41	12-Apr-04
Grzegorz Namyslowski	357,500	4-Feb-00				357,500	2.62	1 -Feb-05
Iwona Kozak	220,000	12-Apr-99		5-Jan-01	220,000	-	1.41
Iwona Kozak	60,000	26-Jul-00				60,000	2.65	26-Jul-05
Iwona Kozak		2-Jan-01	242,000			242,000	1.60	2-Jan-06
Jan Rynkiewicz	355,000	26-Jul-00				355,000	2.65	26-Jul-05
Stanislaw Lis	355,000	27-Jan-00		22-Dec-00	14,000	341,000	1.59	27-Jan-05
Zbigniew Tragarz	357,500	4-Feb-00				357,500	2.62	1-Feb-05
Aziz Shariff	250,000	26-Jul-00		Forfeited	250,000		2.65
Philip Kaye	40,000	26-Jul-00				40,000	2.65	26-Jul-05
Adam Wójcik	25,000	26-Jul-00				25,000	2.65	26-Jul-05
Teresa Rzepczyk	14,062	12-Apr-99				14,062	2.65	12-Apr-04
Dobroslaw Ploskonka	25,000	26-Jul-00				25,000	2.65	26-Jul-05
Totals	2,159,062		242,000		484,000	1,917,062

Option Holder	Balance of Stock Options at October 31, 2001	Date Granted	Options Granted in November, December, 2001	Date Exercised	Number of Options Exercised	Forfeited	Balance of Stock Options at December 31, 2002	Price per Share	Expiry Date
Adam Wójcik	25,000	26-Jul-00					25,000	2.65	26-Jul-05
Adam Wójcik		15-Nov-01	435,000				435,000	1.60	15-Nov-06
Alexander Wurm		15-Nov-01	25,000				25,000	1.60	15-Nov-06
Casey Forward		15-Nov-01	250,000				250,000	1.60	15-Nov-06
Dobroslaw Ploskonka	25,000	26-Jul-00					25,000	2.65	26-Jul-05
Dobroslaw Ploskonka		15-Nov-01	435,000				435,000	1.60	15-Nov-06
Ed Mazur		15-Nov-01	470,000				470,000	1.60	15-Nov-06
Glenn A. Little	100,000	12-Apr-99					100,000	1.41	12-Apr-04
Glenn A. Little		15-Nov-01	100,000				100,000	1.60	15-Nov-06
Grzegorz Namyslowski	357,500	4-Feb-00					357,500	2.62	1 -Feb-05
Grzegorz Namyslowski		15-Nov-01	257,500				257,500	1.60	15-Nov-06
Iwona Kozak	60,000	26-Jul-00					60,000	2.65	26-Jul-05
Iwona Kozak	242,000	2-Jan-01					242,000	1.60	2-Jan-06
Iwona Kozak		15-Nov-01	138,000				138,000	1.60	15-Nov-06
Jan Rynkiewicz	355,000	26-Jul-00				355,000	-	2.65	26-Jul-05
Mike Young		15-Nov-01	125,000				125,000	1.60	15-Nov-06
Philip Kaye	40,000	26-Jul-00					40,000	2.65	26-Jul-05
Ping Shen		15-Nov-01	10,000				10,000	1.60	15-Nov-06
Stanislaw Lis	341,000	27-Jan-00					341,000	2.65	27-Jan-05
Stanislaw Lis		15-Nov-01	289,000				289,000	1.60	15-Nov-06
Teresa Rzepczyk	14,062	12-Apr-99					14,062	1.41	12-Apr-04
Teresa Rzepczyk		15-Nov-01	15,938				15,938	1.60	15-Nov-06
Zbigniew Tragarz	357,500	1-Feb-00					357,500	2.62	1-Feb-05
Zbigniew Tragarz		15-Nov-01	257,500				257,500	1.60	15-Nov-06
Totals	1,917,062		2,807,938		-	355,000	4,370,000

As of December 31, 2002, our officers and directors as a group hold 4,115,000 options to purchase  common stock.

Employees

The average number of employees was as follows:

	Year ended December 31, 2002	Two months ended December 31, 2001	Year ended October 31, 2001
Parent	3	4	4
Stream	76	78	78

ITEM 7 – Major Shareholders and Related Party Transactions

Major Shareholders

To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

As at the date of this annual statement the following persons or groups are known to us to each own more than 10% of our issued and outstanding common shares, which as of June 20, 2003 was.

Name and Address of Shareholder	Number of Securities owned	Percentage of Securities owned
Aronville Management Limited Akara Building, 24 De Castro Street, Wickams Cay 1, Road Town, Tortola, British Virgin Islands (Managed by East European Development Fund)	3,043,928 Common shares	10.5%
CDS & Co NCI Account 25 The Esplanade Toronto, Ontario, M5W 1G5 Canada (Canadian depository for brokerage houses)	11,258,451 Common shares	38.8%
Cede & Co PO Box 20 Bowling Green Station New York, NY, 10274 ( US depository for brokerage houses)	3,046,145 Common shares	10.5%
Edward and Anna Mazur Glenview, IL 60025	4,597,567 Common shares	15.9%

To the best of our knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control of our company. Registered shareholders in the United States account for 8,263,030 shares held by 357 holders.

Related Party Transactions

There are no material transactions during the last three fiscal years or to the date of this information form to which we were or are to be a party, in which any director or officer or person related thereto had or will have a material interest, either directly or indirectly, except to an employment agreement dated May 1, 1998, we pay Castle Holdings Ltd. (beneficially owned by Grzegorz Namyslowski and Zbigniew Tragarz) $15,000 USD monthly.

Current management feels that the terms of the agreement discussed above are as favourable as could have been obtained from an unaffiliated party based on the individual’s expertise and invaluable contacts.

ITEM 8 – Financial Information

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

ITEM 9 – The Listing

Nature of Trading Market

Our common shares are listed on the TSX Venture Exchange (“TSX”), the successor to the Canadian Venture Exchange , under the symbol “TPP”.  The rules of this exchange require a trading halt when a company has a change of business. At the present time our stock is halted from trading on the TSX Venture Exchange resulting from a change of business.

The reference to a trading halt are according to the TSX Venture Exchange (the “TSX”) Policy 5.2, a “Change of Business” or “COB” means:

“A transaction or series of transactions which will redirect an Issuer’s resource towards a business which is of a substantially different nature than its current business, so that over the next 12 months at least 25% of the assets, liabilities, planned expenditures or revenues, management time commitment or issued shares of the Issuer will be devoted to the new business.”

Since a majority of our resources are directed towards the operations of Stream that is different than our original business of constructing and operating rendering plants in Poland, we are required by Policy 5.2 to issue a news release and notify the TSX of the proposed Change of Business.  As soon as we notified the TSX of the proposed Change of Business, the listed shares of the Company were subject to a trading halt. Our shares resumed trading in December 2000, but were halted in February 2001.

Our shares also trade on the over the counter portion of the Frankfurt Exchange in Germany under the symbol “tpj” and in the “Pink Sheets” in the United States under the symbol “TROXF”.

Trading on the TSX Venture Exchange

The following table sets forth the high and low sale prices on the TSX Venture Exchange (“TSX”) for our common shares for the past five years ended October 31, 1999 to December 31, 2002.

Year Ended	High	Low	Volume
	$CDN	$CDN
Dec 31, 2002	-	-	-
Dec 31, 2001	-	-	-
Oct 31, 2001	2.24	1.93	1,075,621
Oct 31, 2000	4.70	1.18	9,853,601
Oct 31, 1999	1.80	1.01	3,209,466

The following table sets forth the high and low sale prices on the TSX Venture Exchange for our common shares for each quarterly period in the two most recent fiscal periods.

Quarter Ended	High	Low	Volume
	$CDN	$CDN
Dec 31, 2002	Nil	Nil	Nil
Sept 30, 2002	Nil	Nil	Nil
June 30, 2002	Nil	Nil	Nil
March 31, 2002	Nil	Nil	Nil
Dec 31, 2001	Nil	Nil	Nil

The following table sets forth the high and low sale prices on the TSX Venture Exchange for our common shares for each monthly period in the past six months.

Month Ended	High	Low	Volume
	$CDN	$CDN
May 31, 2003	*	*	*
April 30, 2003	*	*	*
Mar 31, 2003	*	*	*
Feb 28, 2003	*	*	*
Jan 31, 2003	*	*	*
Dec 31, 2002	*	*	*

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

Trading on the US Pink Sheets

The following table sets forth the high and low sale prices on the US Pink Sheets since November 1999 to December 31, 2002.

Year Ended	High	Low	Volume
	$USD	$USD
Dec 31, 2002	Nil	Nil	Nil
Dec 31, 2001	Nil	Nil	Nil
Oct 31, 2001	1.53	1.26	85,500
Oct 31, 2000	3.30	0.07	1,942,900

The following table sets forth the high and low sale prices on the US Pink Sheets for our common shares for each quarterly period in the two most recent fiscal periods.

Quarter Ended	High	Low	Volume
	$USD	$USD
Dec 31, 2002	Nil	Nil	Nil
Sept 30, 2002	Nil	Nil	Nil
June 30, 2002	Nil	Nil	Nil
March 31, 2002	Nil	Nil	Nil
Dec 31, 2001	Nil	Nil	Nil

The following table sets forth the high and low sale prices on the US Pink Sheets for our common shares for each monthly period in the past six months.

Month Ended	High	Low	Volume
	$USD	$USD
May 31, 2003	Nil	Nil	Nil
April 30, 2003	Nil	Nil	Nil
Mar 31, 2003	Nil	Nil	Nil
Feb 28, 2003	Nil	Nil	Nil
Jan 31, 2003	Nil	Nil	Nil
Dec 31, 2002	Nil	Nil	Nil

The last trade of our shares on the TSX Venture Exchange was at $2.00 CDN ($1.33 USD, 5.45 zloty) on January 25, 2001. The last trade of our shares on the Pink Sheets was at $1.26 USD ($1.89 CDN, 5.16 zloty) on January 24, 2001.

Item 10 – Additional Information

Share Capital

Our authorized share capital as at December 31, 2002 was 150,000,000 common shares without par value. At October 31, 2001 the issued and outstanding share capital was 21,878,778 common shares and at December 31, 2001 was 27,666,379 common shares and at December 31, 2002 was 29,003,149.

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

Options to acquire common shares granted to our directors and officers are described under “Item 6 – Directors, Senior Management and Employees – Executive Compensation.

History of Share Capital

The following table is a history of our share capital for the past three years.

Date	Details		Shares Issued	Price ($ CDN)	Amount ($ CDN)
10/31/1999			18,140,628		$ 15,247,857.00
1/24/2000	options	Jan Rynkiewicz	325,000	$ 1.41	$ 458,250.00
1/24/2000	options	Stan Lis	325,000	$ 1.41	$ 458,250.00
2/4/2000	options	Grzegorz Namyslowski	325,000	$ 1.41	$ 458,250.00
2/4/2000	options	Tragarz	325,000	$ 1.41	$ 458,250.00
2/15/2000	options	Iwona Kozak	5,000	$ 1.41	$ 7,050.00
3/28/2000	options	Iwona Kozak	50,000	$ 1.41	$ 70,500.00
3/28/2000	options	Glenn Little	100,000	$ 1.41	$ 141,000.00
7/12/2000	private placement	Manulife Regent Global Fund - Eastern Europe Emerging Markets Fund	120,000	$ 2.50	$ 300,000.00
7/12/2000	private placement	Regent CIS Fund	300,000	$ 2.50	$ 750,000.00
7/12/2000	private placement	US Global accolade Regent Eastern Europe Fund	60,000	$ 2.50	$ 150,000.00
7/12/2000	private placement	Victoria Ross	100,000	$ 2.50	$ 250,000.00
7/12/2000	private placement	Arbora Portfolio Management	100,000	$ 2.50	$ 250,000.00
7/12/2000	private placement	Oak Valley Investment Ltd.	400,000	$ 2.50	$ 1,000,000.00
7/12/2000	private placement	Broadway International Ltd.	175,000	$ 2.50	$ 437,500.00
	value of warrants	deduct: for Canadian GAAP, fair value of warrant			$ (562,723.00)
7/12/2000	private placement fee		24,150	$ 2.50	$ 60,375.00
5/11/2000	options	Iwona Kozak	25,000	$ 1.41	$ 35,250.00
6/2/2000	options	Stan Lis	12,000	$ 1.59	$ 19,080.00
7/26/2000	options	Stan Lis	345,500	$ 1.59	$ 549,345.00
7/26/2000	options	Jan Rynkiewicz	357,500	$ 1.59	$ 568,425.00
10/31/2000	warrants		30,000	$ 2.85	$ 85,500.00
7/12/2000	issue costs				$ (229,375.00)
12/22/2000	options	Stan Lis	14,000	$ 2.65	$ 37,100.00
1/5/2001	options		220,000	$ 1.41	$ 310,200.00
1/11/2001	issue costs	Jones Gable
3/13/2001	issue costs	Mike Young
10/31/2001			21,878,778		$ 21,310,084.00
1/11/2001	issue costs	Jones Gable			$ (14,000.00)
3/13/2001	issue costs	Mike Young			$ (17,762.50)
12/28/2001	private placement	Victoria Ross	100,000	$ 1.75	$ 175,000.00
12/28/2001	private placement	Oak Valley Investments	200,000	$ 1.75	$ 350,000.00
12/28/2001	private placement	Allfund Capital Corporation	55,429	$ 1.75	$ 97,001.00
12/28/2001	private placement	Allfund Capital Corporation	27,714	$ 1.75	$ 48,500.00
12/28/2001	private placement	Allfund Capital Corporation	2,286	$ 1.75	$ 4,001.00
12/28/2001	private placement	Sykes Road Ltd.	55,429	$ 1.75	$ 97,001.00
12/28/2001	private placement	James Rae	55,500	$ 1.75	$ 97,125.00
12/28/2001	private placement	Arbora Portfolio	60,000	$ 1.75	$ 105,000.00
12/28/2001	private placement	Trans Atlantic Securities Ltd.	199,928	$ 1.75	$ 349,874.00
12/28/2001	private placement	David P. Boehm	145,000	$ 1.75	$ 253,750.00
12/28/2001	issue costs	Yorkton Securities			$ (27,990.00)
12/28/2001	issue costs	United Capital Securities			$ (15,520.00)
12/28/2001	issue costs	Mike Young			$ (28,000.00)
12/28/2001	issue costs	Wolverton Securities Ltd.			$ (7,770.00)
12/28/2001	value of warrants	deduct: for Canadian GAAP, fair value of warrant			$ (293,432.00)
12/28/2001	issue costs		20,440	$ 1.75	$ 35,770.00
12/28/2001	private placement	Edward A. Mazur	300,000	$ 1.60	$ 480,000.00
12/28/2001	private placement	Edward A. Mazur	2,000,000	$ 1.60	$ 3,200,000.00
12/28/2001	private placement	Cordell Leo Couillard &	62,500	$ 1.60	$ 100,000.00
12/28/2001	issue costs	Roy Gould			$ (8,000.00)
12/28/2001	private placement	Edward A. Mazur	196,795	$ 1.60	$ 314,872.00
12/28/2001	private placement	Edward A. Mazur	819,625	$ 1.60	$ 1,311,400.00
12/28/2001	issue costs	Ansum			$ (5,820.00)
12/28/2001	issue costs	Rzepczyk			$ (6,000.00)
12/28/2001	private placement	David Driedger	60,625	$ 1.60	$ 97,000.00
12/28/2001	private placement	Casey Forward	60,625	$ 1.60	$ 97,000.00
12/28/2001	private placement	Edward A. Mazur	303,125	$ 1.60	$ 485,000.00
12/28/2001	private placement	Edward A. Mazur	227,125	$ 1.60	$ 363,400.00
12/28/2001	private placement	Oak Valley Investments Ltd.	528,580	$ 1.60	$ 845,728.00
12/28/2001	private placement	Edward A. Mazur	181,875	$ 1.60	$ 291,000.00
12/28/2001	Value of warrants	deduct: for Canadian GAAP, fair value of warrant			$ (3,181,834.00)
12/28/2001	private placement	Tadeuxz Fox	125,000	$ 3.15	$ 393,800.00
12/28/2001	Value of warrants	deduct: for Canadian GAAP, fair value of warrant			$ (49,080.00)
12/31/2001	Subscriptions receivable				(1,136,728.00)
12/31/2001	Total		27,666,379		$ 26,110,369.50
1/15/2002	Subscriptions received				$291,000.00
2/3/2002	Subscriptions received				$845,728.00
3/4/2002	Exercise warrants	Oak Valley Investments	200,000	$2.85	$ 570,000.00
3/4/2002	Exercise warrants	Oak Valley Investments	100,000	$2.00	$ 200,000.00
3/4/2002	Exercise warrants	Oak Valley Investments	16,667	$1.80	$30,000.00
5/31/2002	Exercise warrants	Oak Valley Investments	451,081	$1.80	$811,946.00
12/31/2002	Exercise warrants	Edward Mazur	569,022	$1.80	$1,024,240.00
12/31/2002	Value of warrants				$1,346,400.00
12/31/2002	Balance		29,003,149		$31,229,683.50
May 29, 2003	Exercise warrants	Edward and Anna Mazur	281,650	$1.80	$506,970.00
	Value of warrants				$195,205.00
June 20, 2003	Balance		29,284,799		$31,931,585.50

Memorandum and Articles of Association

We are registered in British Columbia, Canada, certificate of incorporation No. 188691.  We do not have any stated "objects" or "purposes" as the Company Act of the Province of British Columbia does not require it. Our memorandum (“Memorandum”) has authorized 150,000,000 common shares without par value. Our articles of association (“Articles of Association”) contain the following provisions, which also relies on the Company Act of British Columbia (updated to November 2, 2000):

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

Audit Committee Members:

1.

Stan Lis

2.

Jan Rynkiewicz – independent director with financial experience

3.

Boyce Butler – independent director with years of audit experience

Compensation Committee Members:

1.

Adam Wojcik

2.

Grzegorz Namyslowski

3.

Anna Mazur

Corporate Governance Committee

1.

Grzegorz Namyslowski

2.

Iwona Kozak

3.

Zbigniew Tragarz

Exchange Control and Other Limitations Affecting Security Holders

There is no law or government decree of regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements.

There is no limitation imposed by Canadian law or by the articles or other charter documents of a company on the right of a non-resident to hold or vote common shares of a company, other than as provided in the Investment Canada Act, as amended (the “Investment Act”).

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

An investment in common shares of a company by a non-Canadian that is a “WTO investor” would be reviewable if the value of the assets of the Company equalled or exceeded $184 million, the threshold established for 1999. In subsequent years, the threshold amount may be increased or decreased in accordance with the provisions of the Investment Act.  A WTO investor is a member of the World Trade Organization, current members of which include the European Community, Germany, Japan, Mexico, the United Kingdom and the United States, or a WTO investor-controlled entity, as defined in the Investment Act.

An investment in common shares of a company by a non-Canadian, other than a WTO investor, would be reviewable under the Investment Act if it were an investment to acquire control of a company and the value of the assets were $5.0 million.

The Investment Act would not apply to certain transactions in relation to our common shares, including:

An acquisition of common shares of a company by any person made in the ordinary course of that person’s business as a trader or dealer in securities;

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

If a person owns shares in a PFIC and sells them for a profit, that person must generally pro-rate its profit over all the years it held the shares in the PFIC, pay U.S. income tax on the profit allocated to each year at the highest U.S. rate in effect for that year, and pay interest on all the prior year’s tax, computed from the tax return due date for the year to which the income is attributable.

The above rule may not apply if a person elects to treat its investment as a "Qualified Electing Fund" (QEF). This election is made by attaching Form 8621 to the annual tax return. This will permit the annual inclusion of the QEF in a person’s pro-rata share of ordinary income and long-term capital gains.

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

Corporations are subject to corporate profits tax at a rate of 28% in 2002.

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

Payments to foreign affiliates

SME’s can deduct royalties, management services and interest charges paid to foreign affiliates, provided exchange control regulations and transfer-pricing restrictions are observed.

Deduction for taxes paid

Taxes on income and, in most cases, value - added tax (VAT) are not deductible. However, input VAT is deductible for corporate/personal income tax purposes if it cannot be offset against the company's output VAT. Other taxes that are part of expenses are deductible in full.

Non-deductible expenditures

SME’s may not deduct certain expenditures, including the following:

Costs of assets subject to depreciation

Expenditure borne on abandoned investments

Unrealised foreign exchange losses

Non-public advertising costs in excess of 0.25 percent of turnover

Investment deductions

SME’s (with corporate status) can deduct qualifying investment expenditures from pre-tax profits for corporate income tax purposes. The investment deduction is generally limited to 10 percent of the SME’s taxable income in the year the investment was made. In the year following the deduction, SME’s can deduct 50 percent of the prior year investment deduction limited to 10 percent of taxable income in that year. This percentage was 15 percent in 1998 and 10 percent in 1999.

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

Item 12 – Description of Securities Other than Equity Securities

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

Private placement	Balance of Shares to be Exercised from Warrants Jan 1, 2002	Date Granted	Expired	Number of Shares Purchased	Balance of Shares to be Exercised from Warrants – 31 Dec 2002	Price per Share	Expiry Date
July 2000	597,500	12-Jul-00	397,500	200,000	nil	$ 2.85 cdn	12-Jul-02
14-Mar-01	450,643	28-Dec-01		100,000	350,643	$ 2.00 cdn	28-Dec-03
20-Apr-01	150,000	28-Dec-01			150,000	$ 1.80 cdn	28-Dec-03
08-May-01	3,500,000	28-Dec-01		749,398	2,750,602	$ 1 .80 cdn	28-Dec-03
23-July-01	940,875	28-Dec-01		569,022	371,853	$ 1.80 cdn	28-Dec-03
04-Dec-01	125,000	28-Dec-01			125,000	$ 2.25 USD	28-Dec-03
Totals	5,764,018		397,500	1,336,770	3,748,099

Shares issued upon exercise of a warrant may not be resold until the hold period on the private placement has ended. The only hold period on warrants still in effect pertains to the above-mentioned private placements where these shares and/or warrants cannot be resold until December 30, 2002.

PART II

ITEM 13 – Defaults, Dividends, Arrearages and Delinquencies

Not applicable

ITEM 14 – Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

IITEM15 - Disclosure Controls and Procedures

Within 90 days prior to the date of this report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the Annual Report on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. The evaluation was performed with the participation of each senior manager who reports to our Chief Executive Officer and under the supervision of our Chief Executive Officer (CEO), Stan Lis, as well as our Corporate Governance Committee. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including the CEO and our Chief Financial Officer, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. Therefore, no corrective actions were taken.

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

The chairman of our audit committee is Mr. Boyce Butler. Mr. Butler is an independent director of the Company and has 39 years as a certified general accountant and was the auditor of thirty public companies. His attributes as an audit committee expert are:

(1) An understanding of generally accepted accounting principles and financial statements;

(2) The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(3) Experience preparing, auditing, analyzing or evaluating financial statements;

(4) An understanding of internal controls and procedures for financial reporting; and

(5) An understanding of audit committee functions.

ITEM 16B - CODE OF ETHICS - (Not applicable)

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES - (Not applicable)

PART III

ITEM 17 - FINANCIAL STATEMENTS

See Financial Statements attached hereto.

ITEM 18 - FINANCIAL STATEMENTS

Not applicable.

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements

1.

Auditors’ Report;

2.

Consolidated Balance Sheet;

3.

Consolidated Statement of Operations and Deficit;

4.

Consolidated Statement of Cash Flow; and

5.

Notes to Consolidated Financial Statements.

Exhibits

#

-- Form 20-FR  --

-- Stream Communications Network, Inc.  --

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual statements to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 30, 2003

ON BEHALF OF THE COMPANY,

STREAM COMMUNICATIONS NETWORK, INC.

Per:

/s/ Casey Forward

    Casey Forward, Chief Financial Officer

#

-- Form 20-FR  --

-- Stream Communications Network, Inc.  --

CERTIFICATIONS

I, Stan Lis, certify that:

1. I have reviewed this annual report on Form 20-F of Stream Communications Network Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

/s/ Stan Lis

_______________________
Stan Lis, CEO

#

-- Form 20-FR  --

-- Stream Communications Network, Inc.  --

CERTIFICATIONS

I, Casey Forward, certify that:

1. I have reviewed this annual report on Form 20-F of Stream Communications Network Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

/s/ Casey Forward

_______________________
Casey Forward, CFO

Footnotes

1

Warsaw Business Journal February 5, 2001

#

-- Form 20-FR  --

-- Stream Communications Network, Inc.  --