Form 20-F
period 2003-12-31
STREAM COMMUNICATIONS NETWORK INC
filed 2004-07-15
CIK 1125670

#

United States Securities and Exchange Commission

Washington, DC  20549

FORM 20-F

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

[x ]

ANNUAL REPORT PURSUANT TO SECTIONS “13” OR “15(d)” OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended ………December 31, 2003…………………………………

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

 29,705,675 common shares at December 31, 2003

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

Further acquisitions of cable television and Internet access businesses

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

No dividends

Conflicts between the interests of large shareholders and minority shareholders

Shareholders’ rights are different in Canadian corporations

Holders of our shares may not be able to obtain enforcement of civil liabilities

We are subject to Canadian taxation

Risk of “Penny Stock”

Item 4 - Information on the Company

General

Office Space in Canada

Stream Communications Sp. z o.o.

Overview

History of Stream Poland

Stream Poland’s cable television services

Stream Poland’s cable television programmes

Stream Poland’s data services

Stream Poland’s VoIP service

Technology

Marketing and sales

Customer service

Maintenance

Billing and credit control

Overview of the Polish cable television industry

Stream Poland’s customer base and market share

Competition

Regulation of Stream Poland’s services

Telecommunications law

Stream Poland’s Organization, Management and Personnel

Stream Poland Locations

Competition to Stream Poland

Office

International Eco-Waste Systems S.A.

Polvoice Sp. z o.o.

Item 5 – Operating and Financing Review and Prospects

Overview

Results of Operations

Liquidity, Capital Resources and Subsequent Events

Contractual Obligations

Off-Balance Sheet Arrangements

Transactions with Related Parties

Proposed Transactions

Critical Accounting Estimates

Changes in Accounting Policies including Initial Adoption

Financial Instruments and Other Instruments

Subsequent Events

IFRS implementation

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

ITEM 16B - CODE OF ETHICS

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

PART III

ITEM 17 - FINANCIAL STATEMENTS

ITEM 18 - FINANCIAL STATEMENTS

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements

Exhibits

Code of Ethics

Articles of Association

SIGNATURE PAGE

CERTIFICATIONS

CERTIFICATIONS

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

Czestochowa	A city of southern Poland north of Katowice. It is heavily industrialized. Population, 251,000
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

EU (European Union)

An economic association of European countries founded by the Treaty of Rome in 1957 as a common market for six nations. It was known as the European Community until January 1, 1994 and since 1 May 2004 comprises 25 European countries. Its goals are a single market for goods and services without any economic barriers, and a common currency with one monetary authority. The 25 countries are, Austria, Belgium, the Czech Republic, Cyprus, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Portugal, Slovenia, Slovakia, Spain, Sweden and the United Kingdom.

Euro	The basic unit of currency among 12 European Union countries.
GSM

Global System for Mobile communications. A world standard for digital cellular communications using narrowband TDMA (Time Division Multiple Access), which allows up to eight calls at a time on 900 MHz and 1800 MHz frequencies. Introduced in 1991, it is the standard most commonly used in Europe and Asia, but not in the United States.

Headend

A headend is the originating point of a signal in a cable television system (distribution center). Headend equipment receives satellite and local broadcast TV signals and converts them to a form that can travel down coaxial cable to subscribers.

HFC

A hybrid fibre coaxial (HFC) network is a telecommunication technology in which optical fibre (glass or plastic wire) cable and coaxial cable are used in different portions of a network to carry broadband content (such as video, data, and voice). Using HFC, a local CATV company installs fibre optic cable from the cable head-end to serving nodes located close to business and residential users and from these nodes uses coaxial cable to individual businesses and homes. An advantage of HFC is that some of the characteristics of fibre optic cable can be brought close to the user without having to replace the existing coaxial cable that is installed all the way to the home and business.

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

Katowice	A city of southern Poland 50 miles west-northwest of Krakow. Chartered in 1865, it is an important mining and industrial center. Population, 328,000.
Krakow	A city of southern Poland on the Vistula River south-southeast of Warsaw. Founded in the eighth century A.D., it was the national capital from 1305 to 1595. Population, 758,000.
Rzeszów	A city, capital of Podkarpackie Province in southeastern Poland. Population 160,000.
Silesia	Region in Southwest Poland bordering on the Sudety Mountains
Voice mail

A computerized system for receiving, recording, and sometimes forwarding audio messages. A voice mail system plays a pre-recorded message to the caller when the line is not answered, and may provide choices such as paging, talking to an operator, or selecting a number by touchtone to choose between message boxes.

VOIP

An acronym for Voice Over Internet Protocol. An emerging technology, voice delivered using the Internet Protocol, is a term used in IP telephony for a set of facilities for managing the delivery of voice information using the Internet Protocol (IP). In general, this means sending voice information in digital form in discrete packets rather than in the traditional circuit committed protocols of the public switched telephone network. A major advantage of VOIP and Internet telephony is that it avoids the tolls charged by ordinary telephone service.

Warsaw

The capital of Poland, in the east-central part of the country on the Vistula River. Founded in the 13th century, it replaced Kraków as Poland's capital in 1596. Warsaw was ruled by Russia as an independent kingdom (1815–1917) and became capital of Poland again in 1918. Warsaw was rebuilt after 1945 and is today a major cultural, commercial, and industrial center. Population:1,689,000.

Wroclaw	A city of southwest Poland on the Oder River, assigned to Poland by the Potsdam Conference (1945). Population, 641,000.

#

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

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

PART 1

Item 1 – Identity Of Directors, Senior Management and Advisers

Not applicable

Item 2 - Offer Statistics and Expected Timetable

Not applicable

Item 3 – Key Information

A. Selected Financial Data

Financial Highlights

The following table sets forth our selected consolidated financial data for the years ended December 31, 2003, December 31, 2002, the two months ended December 31, 2001 and the two years ended October 31, 2001 prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). This selected consolidated financial data include the accounts of our parent and our subsidiaries.

	Year ended December 31,	Year ended December 31,	Two months ended December 31,	Year ended October 31,	Year ended October 31,
	2003	2002	2001	2001	2000
	$CDN	$CDN	$CDN	$CDN	$CDN
Revenues	3,700,160	3,736,716	639,871	2,079,504	332,784
Net income (loss) from continuing operations
Canadian GAAP	(6,254,620)	(3,626,325)	(773,491)	(2,301,619)	(2,553,497)
US GAAP	(8,064,655)	(3,051,713)	(565,992)	(2,301,619)	(2,553,497)
Net income (loss) from discontinued operations
Canadian GAAP	-	(2,362,877)	(267,198)	(2,231,941)	(1,612,680)
US GAAP	-	(2,362,877)	(267,198)	(1,097,691)	(1,303,380)
Income (loss) per share
Canadian GAAP	(0.21)	(0.21)	(0.05)	(0.21)	(0.21)
US GAAP	(0.27)	(0.19)	(0.04)	(0.16)	(0.20)
Total assets
Canadian GAAP	10,234,70710,234,707	17,582,966	16,222,495	15,055,326	10,805,982
US GAAP	10,234,70710,234,707	17,582,966	16,222,495	15,055,326	9,671,732
Net assets
Canadian GAAP	4,934,090	11,733,817	13,375,490	12,724,982	9,318,566
US GAAP	4,934,090	11,733,817	13,375,490	12,724,982	8,184,316
Long-term debt	67,997	52,975	-	–	–
Capital stock	33,209,455	31,229,685	26,110,367	21,310,084	20,962,784
Cash dividends declared	-	-	-	–	–
Weighted average number of common shares outstanding	29,333,427	28,023,911	22,163,416	21,837,002	19,774,547

Exchange Rates

In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars (“CDN”). Equivalents will be given in U.S. dollars (“USD”) or Polish zloty (“PLN”), or Canadian dollars where the first currency stated indicates that a contract, a fee or agreement was made pursuant to a currency other than the Canadian dollar.

Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar.  The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from November 1, 2000 to December 31, 2003 were as follows:

U.S. DOLLARS PER $1.00 (CDN.)

	Year ended December 31,	Two months ended December 31,	Year ended October 31,	Year ended October 31,	Year ended October 31,
	2003	2002	2001	2001	2000
High	.7747	.6653	.6418	.6714	.6983
Low	.6327	.6175	.6227	.6316	.6525
Average	.7163	.63724	.6306	.6498	.6786
End of Period	.7727	.6344	.6287	.6340	.6534

The high and low exchange rates for Canadian dollars, expressed in U.S. dollars, for each month from January 1, 2004 to May 31, 2004 were as follows:

U.S. DOLLARS PER $1.00 (CDN.)

Monthly

	January 2004	February 2004	March 2004	April 2004	May 2004
High	.7883	.7650	.7659	.7685	.7375
Low	.7481	.7398	.7357	.7263	.7138

In this report, several references are made to business in Poland and the Polish currency, the zloty. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Polish zloty (zloty), expressed in U.S. dollars, from November 1, 2000 to December 31, 2003 were as follows:

U.S. DOLLARS PER 1 POLISH ZLOTY (zloty)

	Year ended December 31,	Two months ended December 31,	Year ended October 31,	Year ended October 31,	Year ended October 31,
	2003	2002	2001	2001	2000
High	.2825	.3065	.2538	.2549	.2494
Low	.2428	.2325	.2428	.2132	.2109
Average	.2577	.2463	.2468	.2410	.2325
End of Period	.2665	.2603	.2518	.2450	.2146

The high and low exchange rates for Polish zloty, expressed in U.S. dollars, for each month from January 31, 2004 to May 31, 2004 were as follows:

U.S. DOLLARS PER 1 POLISH ZLOTY (zloty)

Monthly

	January 2004	February 2004	March 2004	April 2004	May 2004
High	.2756	.2659	.2627	.2614	.2647
Low	.2591	.2533	.2498	.2453	.2467

On June 10, 2004 the Canadian dollar and the Polish zloty closed at the following rates:

$1.00 USD

= $1.3584 CDN

$1.00 USD

= 3.8060 Polish Zloty (zloty)

B. Capitalization and Indebtedness

N/A

C. Risk Factors

History of losses, likelihood of future losses and dependence on additional financing

We have not been profitable in the past. The aggregate of our net losses (accumulated deficit) of $30,025,012 CDN to December 31, 2003, has been financed by private placements and the exercise of stock options and warrants. We may not be profitable in the future.

The continued development and improvement of our business will require substantial amounts of additional financing. If we are unable to secure such financing on acceptable terms and on a timely basis, our financial results may be adversely affected.

In addition, our future prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing new businesses, which can be characterised by intense competition and rapidly changing events. Our auditors have included an explanatory paragraph regarding our ability to continue as a going concern in the notes to the financial statements for the year ended December 31, 2003. The financial statements have been prepared on a going concern basis, however, indicating that the concern is not a probability, but a possibility.

There can be no assurance that our financial plans will be achieved.

Further acquisitions of cable television and Internet access businesses

The completion of acquisitions and the integration of acquired cable television and Internet access businesses constitutes a material part of our growth strategy. Before acquiring a new network or operator, we endeavour to perform a detailed analysis of integration-related costs and technical requirements, the financial standing of the business to be acquired, and our own capacity to finance the additional development of the acquired networks.  We may encounter difficulties in the future in acquiring new businesses that meet growth and profitability criteria or difficulties in integrating acquired businesses, which may result in additional costs and in the frustration of our development strategy. We cannot rule out the possibility that future acquisitions of other cable television operators may be more time-consuming than originally assumed.  Furthermore, we may not be able to acquire cable operators on terms and conditions that are advantageous.  While we seek to mitigate these risks, any of the foregoing may adversely affect our business and financial performance.

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

Our agreements with TPSA permit TPSA to terminate these agreements without penalty at any time either immediately (upon the occurrence of certain conditions relating principally to substantial breaches of the agreement, misuse of conduits or a change in control) or upon three to six months’ notice (without cause).  TPSA is the top provider of Internet access services in Poland; it is, therefore, a competitor of our’s.  We believe that it is unlikely that a termination of these agreements will occur.  Nevertheless, if these agreements were terminated, we could, at least for a period of time, be prevented from accessing its network, in which case we would have to incur significant expenditures to build or lease alternative conduits and otherwise continue providing our services.

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

We have telecommunications regulatory (the “URTiP”, The Telecommunication and Post Regulation Office) approval to operate for ten years.  Any change made in our network structure (for example, by joining headends) requires additional approval.  Our programme channels have also been registered or appropriate applications for registration have been made.  The National Council for Radio and Television (the “KRRiT”) has the authority to reject applications to extend existing registrations for programme channels if any such channels violate the Radio and Television Broadcasting Act.  Our applications to register or extend the registration of the registration of programme channels have never been rejected.  In the unlikely event that a regulatory body were to refuse the extension of or amendment to our telecommunication approval, the extension of existing programme registrations or the approval of additional programme registrations, our business could be materially adversely affected.

The president of the Office of Competition and Consumer Protection (“UOKiK”) has broad powers to sanction companies in the interests of consumer protection by ordering companies to comply and by levying fines against companies that act against consumer interests.  Polish law does not clearly define the extent of the powers of this agency.  We believe we have not engaged in any activity that might subject us to such sanctions.  However, because of the broad powers of this agency, it is possible that our business may be adversely affected in the future by consumer protection related sanctions imposed against us or by sanctions directed at other businesses that in turn would indirectly affect how we conducts our business.

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

Risks relating to the amended Polish Copyright Act

Before 1 May 2004, cable operators in Poland, including us, re-transmitted works that were broadcast by radio and television stations in a given area pursuant to a so-called “statutory licence”.  In order to be effective, the statutory licence required the cable operator to broadcast all programmes simultaneously and integrally with the primary broadcast.  With an effective statutory licence, it was possible to show such works without being required to enter into separate agreements with their primary broadcasters, except in the case of encoded programmes. We have agreements with broadcasters in place covering approximately 75% of our programmes.

The amendments to the Polish Copyright Act made on  25 July 2003 removed the statutory licence scheme, making it necessary for cable operators to enter into separate agreements with broadcasters.  These amendments became effective on 1 May  2004.  As a result, we are required to  possess agreements with the broadcasters of all radio and television programmes which are  broadcasted in Stream’s networks.  Time and market pressure might adversely affect the terms and conditions of the agreements negotiated with these broadcasters, potentially resulting in higher fees payable by us to them.  Our operating costs and costs per viewer may be significantly increased, and our programming offerings containing its most expensive programming may be curtailed.  In addition, if broadcasters are not granted the right to broadcast their programmes within Poland, they will not be able to enter into agreements with us, also causing curtailment of our programme offerings.    Reduced programme offerings or increased costs or subscriber fees may harm our business.

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

In 1 May 2004 Poland has  joined the European Union. The integration with  the EU can bring potential problems that may cause economic difficulties.

The economic situation in Poland may be affected by international political and economic events.  In particular, the development of the situation in the Middle East and the international threat of terrorism may affect the Polish economy.  Any deterioration in the global economy or any economic slowdown in Poland could lead to a decrease in disposable income and could adversely affect our sales.

Currency risk

We do not hedge currency risk. Our revenues are generated in zlotys, while our programming costs (constituting 20% compared to our revenues in 2003), our expenditures for technical equipment purchases and our expenditures for the construction and maintenance of cable networks, among certain other costs, are denominated in foreign currencies. Accordingly, significant fluctuations of the zloty in relation to those currencies may adversely affect our business and our financial results.

Dilution of share capital

As at June 10, 2004, there exist options to purchase a total of 4,370,000 of our shares and warrants to purchase an additional 3,327,222 shares (7,697,222 shares in total). If all of these options and warrants were exercised, shares issued as a result of such exercise would constitute 20.6% of all of our outstanding shares. The exercise of these options and warrants and the resale of the resulting shares on a public market may adversely affect the market price of our shares and our ability to raise future equity financing upon favourable terms.

As of June 10, 2004, our constituent documents authorise the issuance of up to 150,000,000 shares of common stock. Consistent with our strategy, we may issue some or all of such shares to acquire one or more businesses or other types of property or to provide additional financing. In addition, we may grant additional options and issue additional warrants in the future. The issuance of those shares may result in a reduction of the market price of our outstanding shares. The issuance of any additional shares will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of our voting control.

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

Holders of our shares may not be able to obtain enforcement of civil liabilities

While most of our assets are located in Poland, a majority of the members of our board of directors and officers are residents of countries other than Poland (primarily Canada). As a result, it may be more difficult for holders of our shares to effect service of process on us, our directors and our officers and to enforce against us, our assets or these persons any judgements in civil and commercial matters. In addition, a Canadian court may not permit holders of our shares to enforce in Canada a judgement by a non-Canadian court related to claims under securities or other laws or otherwise related to their ownership of our shares. Canada is not a signatory to the Lugano Convention on Jurisdiction and Enforcement of Judgements in Civil and Commercial Matters.

We are subject to Canadian taxation

As a British Columbia corporation, we, our income, and our dividend payments to our shareholders are subject to Canadian tax laws and regulations. Depending on the jurisdiction of residence of our investors and on tax treaties, laws and regulations applicable to them, our investors may be subject, directly or indirectly, to various Canadian tax laws and regulations. We advise our investors to contact their tax advisors to determine how the tax laws and regulations of Canada and other jurisdictions applicable to them apply to them and their investments in us.

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

Item 4 - Information on the Company

General

We have business interests in the country of Poland. Our principal business is providing cable TV and high-speed Internet access.

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

On May 4, 1995 we changed our name to “Trooper Technologies Inc.” and on October 19, 2001 we changed our name to “Stream Communications Network, Inc.” (“Stream”). We changed our year-end from October 31 to December 31 starting in 2001.

Our authorized capital is 150,000,000 common shares without par value.

Our registered office is Suite 703-938 Howe Street, Vancouver, British Columbia, V6Z 1N9, Canada. Our principal offices are located at 1020 – 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada, telephone (604) 669-2826.

We have the following two operating subsidiaries:

1.

Stream Communications Sp. z o.o. (“Stream Poland”) was incorporated on October 26, 1999, under the laws of Poland. We own a 100% interest in Stream Poland which is in the business of operating cable television and high-speed Internet in Poland. Stream Poland’s growth is being accomplished through acquisitions of small, independent cable TV and high-speed Internet providers and through its own marketing efforts. Stream Poland is located at al. 29 Listopada 130, 31-406 Krakow, Poland;

2.

EES Waste Solutions Limited, a wholly owned subsidiary of our Company was incorporated on July 11, 1996, under the laws of Cyprus, located at 3 Themistocles Dervis Street, CY-1066 Nicosia, Cyprus. EES Waste Solutions Ltd. has no useful purpose, is inactive and is in the process of being liquidated.

The following companies are subsidiaries, but no longer have operating businesses. We had previously decided to dispose of these companies as there was no purpose to have them, however, since we are expanding in the cable TV and internet business, these companies may serve some useful purpose in the near future. Accordingly we will keep these entities as non-operating subsidiaries.

3.

PolVoice.com Sp. z o.o. (“PolVoice”) was organized on August 11, 1999, under the laws of Poland.  We own a 95.5% interest in PolVoice.  PolVoice was in the business of Internet, data transmission and a VOIP provider in Poland. The company decided that the operations of PolVoice did not fit with the main business of cable TV. On April 12, 2002 at a shareholders meeting of PolVoice, a resolution was adopted to liquidate the business affairs of PolVoice. Since that time the Company has decided to keep PolVoice as an inactive company with the concept that it may be a useful vehicle in the future;

4.

International Eco-Waste Systems S.A. (“Eco-Waste”) is a wholly owned subsidiary of our Company being incorporated on September 24, 1996 under the laws of Poland.  Eco-Waste was in the business of constructing and operating waste rendering plants in Poland. Eco-Waste had begun the construction of a waste rendering plant in Zabokliki, Poland and had planned to build two additional rendering plants in Poland. Since our main focus is cable TV, it was decided that the business of Eco-Waste did not fit and accordingly we have entered into agreements to sell Eco-waste. On September 30, 2002, Pref Sp. Z o.o. purchased the shares of Eco-Waste. This agreement was not fulfilled and a decision was made to liquidate the business affairs of Eco-Waste. Eco-Waste is considered to be inactive and may be a useful vehicle in the future.

We are a reporting issuer in the Province of British Columbia, Canada and our common shares are listed for trading on the OTC BB under the trading symbol “STNYF”.

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

Stream Communications Sp. z o.o.

Overview

Stream Poland provides cable television services and high-speed Internet access in the Polish districts of Slaskie, Malopolskie, Swietokrzyskie and Podkarpackie through its hybrid fibre coax (“HFC”) networks.  Recently, it has also begun offering limited Internet telephony services based on Voice over Internet Protocol (“VoIP”), on a trial basis. Stream Poland has approximately 41,000 cable television subscribers (as of 31 December 2003), which represents a penetration rate of approximately 69% of homes passed. Stream Poland provides its customers with a high quality product by employing modern, reliable networks, a broad selection of programmes, professional management and customer service.  Although cable television services accounted for over 92% of its consolidated net sales in 2002 and 91% in 2003, Stream Poland has a small but growing number of Internet subscribers and intends to introduce high-speed Internet access over all its networks.

Stream Poland has the following subsidiaries in addition to its own operations:

*

Bielsat.com Sp. z o.o. (“Bielsat”) with its registered seat in Bielsko Biala: ul. Kaminskiego 19, 43-300 Bielsko-Biala, and

*

Telewizja Kablowa Gimsat Sp. z o.o. (“Gimsat”) with its registered seat in Sanok: ul. Staszica 18, 38-500 Sanok,

Stream Poland conducts its business in Poland’s most densely populated region, with approximately 11.5 million inhabitants and 3.2 million television homes but only about 0.8 million cable subscribers.  It has targeted this area of Poland because of the number of mid-sized cities that remain underserved by larger cable operators.  Stream Poland has funded its growth and operations principally through equity and has incurred material debt only in relation to the acquisition of its cable subsidiary Gimsat (this  debt was paid in May 2004).  Stream Poland’s management possesses cable-business expertise and experience and, in particular, knowledge of its local target markets.

Stream Poland owns and manages its entire network.  Most of Stream Poland’s networks have a 862 MHz bandwidth and potentially are able to transmit up to 94 analogue television channels and 68 radio stations.  A portion of Stream Poland’s networks can already be used for two-way transmission, which is necessary for Internet access and other interactive services.  Stream Poland’s policy is to upgrade the networks it has acquired, including for the provision of two-way data transmission.

Stream Poland intends to continue developing its cable television business aggressively, principally through acquisitions and also by securing new subscribers from among the residences already passed by Stream Poland’s networks and through build-out to nearby residences.

History of Stream Poland

In October 1999, Stream Poland was established wherein we acquired a 49% interest for total consideration of $196,000 zloty ($46,629 USD, $68,561 CDN). On January 1, 2001, a change of the Polish telecommunication law allowed foreign ownership to be unlimited. On January 15, 2001, the Company purchased from the other shareholders the balance of issued shares (51%) in Stream Poland making Stream Poland  wholly owned (100%) by the Company. The sum of $97,000 USD ($145,785 CDN, 397,603 zloty) was paid to Castle Holdings Ltd., Adam Wójcik and Dobroslaw Ploskonka, related parties to the Company, as a reimbursement of cost for their acquisition cost for their shares in Stream Poland.

Under the direction of Adam Wójcik, a team of marketing, technical and sales people was assembled to implement, market, sell and maintain cable television services in Southern Poland.

Stream Poland has been able to improve operational performance of the networks it has acquired primarily by closing local offices that provide duplicative functions and by moving all customer information onto its central subscriber, billing and service database. Additionally, most management functions are centralised while keeping customer care functions decentralised.

Stream Poland has made a number of cable television acquisitions, all of which have been successfully integrated into its business.  These acquisitions include:

Date	Name of target	Regions where target operated	Number of subscribers
June 2000	51% of the shares of Bielsat	Bielsko-Biala, Czechowice-Dziedzice	3,673
July 2000	A portion of the assets of Marsat S.C.	Czestochowa	1,277
July 2000	A portion of the assets of Telemedia Sp. z o.o.	Czestochowa	1,180
August 2000	A portion of the assets of Bister Sp. Z o.o.	Jaworzno, Czechowice-Dziedzice	1,841 1,582
September 2000	A portion of the assets of Elektromontaz Rzeszow S.A.: El-Rzeszow “Telekab”	Rzeszow, Bochnia, Sandomierz	5,545
July 2001	100% of the shares of MTK	Czestochowa	5,103
July 2001	A portion of the assets of AZART S.C.:
	AZART SC Telekom	Kielce	1640
	AZART TK Trybinowski	Busko, Zdroj	724
June 2001	Gimsat	Jaslo, Sanok, Brzozow	12,509
March 2004	Channel 69	Sosnowiec	1,634
May 2004	ASK Stream	Sosnowiec	1,000

Stream Poland has been able to improve the operational performance of its acquired businesses principally by closing overlapping local offices and transferring all customer information onto Stream Poland’s central subscriber billing and service database.  Furthermore, Stream Poland has centralised most management functions, while keeping customer care functions decentralised.

Stream Poland’s cable television services

Stream Poland currently offers four programme packages:

•

TELE Miniatura (Basic Tier): targeted to reach up to 8 channels for most subscribers, including all four Polish public television channels and Stream Poland's own information channel; and

•

TELE Krajobraz (Intermediate Tier): targeted to reach up to 18 channels for most subscribers, including all Basic Tier channels, plus Polish terrestrial channels and channels received free-of-charge;

•

TELE Panorama (Top Tier): targeted to reach up to 45 channels for most subscribers, including all Intermediate Tier channels and certain pay channels including  e.g. Viasat History and Explorer, Eurosport, National Geographic, Fox Kids, BBC Prime, Polsat Sport and three music channels of VIVA;

•

TELE Panorama Plus (Premium Tier): targeted to reach up to 45 channels for most subscribers, including all Top Tier channels and premium channels Canal+. Canal+ Film and Canal+ Sport;

•

TELE Strada: the Top Tier along with Internet access.

The different programming packages are designed to attract the maximum number of subscribers in a given franchise area, in order to obtain the highest possible penetration.  Stream Poland markets to subscribers of lower priced tiers to encourage them to move to higher priced tiers.  In the future Stream Poland intends to offer add-on premium channel packages of additional channels.

Because Stream Poland has developed its cable television network through acquisitions, the exact channels in program packages offered to customers vary across the network.  One of Stream Poland’s strategic goals is to unify channel offerings, which it has already begun doing.  Over the longer term, Stream Poland also intends to unify pricing structures across its networks. To the extent Stream Poland has so far unified programmes and prices, it has not experienced high levels of customer churn.

Because regulatory authorities in Poland do not currently set or oversee retail prices for either cable television subscriptions or Internet access services, Stream Poland is free to charge a market price for these services.

As of December 31, 2003, Stream Poland had 25,302 subscribers at the Top Tier (with an average monthly subscription rate of approximately Cdn $11.09, excluding VAT), 3,981 subscribers at the Intermediate Tier (with an average monthly subscription rate of approximately Cdn $4.93, excluding VAT) and 12,273 subscribers at the Basic Tier (with an average monthly subscription rate of approximately Cdn $1.23, excluding VAT). Current subscription prices across Stream Poland’s networks at each tier are low compared to those of larger Polish cable television providers. Cable TV attracts a rate of 22% VAT, internet access attracts a rate of 7%VAT.

Stream Poland’s one-time charge for installing cable television access is approximately Cdn $40.39, excluding VAT.  Stream Poland runs periodic promotions, offering, among other things, discounted installation charges for new subscribers among its incentives.

Stream Poland performs regular audits of customer installations to prevent piracy and maintains technology to help minimise potential signal piracy.  Stream Poland does not believe that its signals are pirated extensively enough to have a material adverse effect on its business.

Stream Poland’s cable television programmes

Polish cable television operators have access to more than 200 channels from which to choose when building their programme offerings.  These channels are transmitted mainly digitally via satellites, the most popular of which are the Eutelsat and Astra satellites.  When deciding which channels to offer its subscribers, Stream Poland takes into account programme demand analysis, subscribers’ opinions and cost. Most of the licence agreements that Stream Poland has entered into relating to programme purchases will be in effect for the next three to five years and may be extended.  Most of these licence agreements also provide that as Stream Poland’s subscriber base increases, Stream Poland may be able to modify the agreements to obtain more favourable terms.

Stream Poland’s programming providers are: (a) Polish public television; (b) Polish private terrestrial television stations licenced by KRRiT; (c) Polish and foreign satellite programme providers; and (d) local programme producers.

The table below contains the list of programmes for which Stream Poland has signed licence agreements or obtained broadcasting permits from programme providers.

Channel No.	Name	Characteristics	Language
1	TVP 1	public television	Polish
2	TVP 2	public television	Polish
3	TVP POLONIA	public television	Polish
4	TVP 3	public television	Polish
5	POLSAT	private terrestrial	Polish
6	TVN	private terrestrial	Polish
7	TVN 7	entertainment	Polish
8	POLSAT 2	entertainment	Polish
9	TV 4	private terrestrial	Polish
10	TV Puls	general	Polish
11	Polonia 1	entertainment	Polish
12	Tele 5	entertainment	Polish
13	RTP	general	Portuguese
14	BBC World	information	English
15	BBC Prime	entertainment	English
16	POLSAT Sport	sport	Polish
17	TVN Meteo	weather	Polish
18	TVN Turbo	cars etc.	Polish
19	TVN 24	information	Polish
20	Explorer	science	Polish
21	History	science	Polish
22	MINI MINI	children	Polish
23	Kino Polska	movies	Polish
24	TV Trwam	catholic	Polish
25	Ale Kino!	movies	Polish
26	MINI MAX	children	Polish
27	National Geographic	science	Polish
28	Planete	documentary	Polish
29	VIVA PL	music	Polish
30	VIVA	music	German
31	VIVA+	music	German
32	RTL	entertainment	German
33	RTL 2	entertainment	German
34	SAT 1	entertainment	German
35	VOX	entertainment	German
36	Onyx	music	German
37	Fox Kids	Children	Polish
38	Eurosport	Sport	Polish

For most subscribers, Channels 1-6 are available in Stream Poland’s Basic Tier and Channels 1-14 are available in Stream Poland’s Intermediate Tier.  Stream Poland includes all these programmes in its Top Tier offering.  In compliance with Polish law, Stream Poland carries the Polish terrestrial television channels for its subscribers.  Stream Poland is currently involved in discussions to obtain rights to new channels.  Stream Poland is not dependent on any one programme provider.

Stream Poland’s data services

Data transmission over HFC networks is much faster and more reliable than over telephone lines.  Stream Poland intends to upgrade its network to make high-speed Internet access available to all individual and business customers.

As at December 31, 2003, Stream Poland had 184 individual Internet subscribers at an average monthly charge per customer of approximately Cdn $25.57, exclusive of VAT, and 59 business Internet subscribers whose fees are individually fixed depending on the configuration the subscriber requires and average of approximately Cdn $175.00.  The installation fee for Internet access is approximately Cdn $20.53, exclusive of VAT.

Stream Poland’s VoIP service

As of December 1, 2003 Stream Poland Poland took over the provision of the Internet telephony services formerly provided by Polvoice. These services, provided principally in the Warsaw metropolitan area, offer substantial decreases in the costs of long distance and international calls as well as calls to mobile networks due to sound compression and the use of VoIP for transmission instead of standard voice channels.

Stream Poland does not provide VoIP services over its cable network.  Stream Poland is continuing Polvoice’s VoIP business on a trial basis to a limited number of customers.  To provide VoIP telephony Stream Poland uses the equipment and infrastructure of several local  Internet telephony operators, with which Stream Poland entered into applicable agreements As at 31 December 2003 Stream Poland had 34 VoIP telephony subscribers who paid on average of approximately Cdn $334.80 per month, exclusive of VAT.

Technology

One of the most important aspects of Stream Poland’s strategy is the acquisition of other cable television networks from various operators.  These networks have different organisational structures and marketing policies and use differing equipment of varying capabilities. Valid telecommunications permits are in place for all acquired networks.

At a technical level, the acquired systems are all well suited to the transmission of television and radio programmes, and about three per cent of them (part of the network in Jaslo) are already capable of providing the two-way transmission necessary for the provision of Internet access services.  Because Stream Poland plans to increase its revenues by selling premium programme packages and data transmission services throughout its network, further modernisation of Stream Poland’s network will be necessary.

Configuration of a typical cable television network

Stream Poland's network generally follows the scheme above.  Networks that are constructed as in this scheme have a hybrid structure based on both fibre-optic and coaxial cables and are referred to as HFC, or hybrid fibre coax, networks.

When acquiring systems from other cable operators, Stream Poland also acquires the existing infrastructures of those systems. When evaluating these infrastructures, Stream Poland focuses particularly on the number of subscribers connected to each headend, the configuration of the existing network, the configuration of the network within subscribers’ buildings and the network transmission bandwidth.

So far, the operators that Stream Poland has acquired have been small, and it is inherent in small cable network systems that subscribers’ plug-ins are in close proximity to the head-ends.  Because of their proximity, small cable networks usually do not use fibre optic cables to connect headends with plug-ins. In the context of the figure above, this would be illustrated by replacing the headend with a fibre optic node.

As a result of past acquisitions, Stream Poland now has more headends than are required to meet its current subscriber demand.  In Czestochowa, for example, Stream Poland had acquired six headends.  As part of its integration effort, Stream Poland has already reduced the number of headends in that city to a total of five and plans to further reduce this number to three headends by the end of 2004.  The benefits of reducing the number of headends include a substantial decrease in network maintenance costs and in the costs of adapting headends when introducing new services.

The process of merging headends is related to the construction of new fibre optic cables, which, to the extent possible, are laid in a ring as shown in the diagram above.  In this process, a part of the network and headends are being replaced with fibre optic nodes.  This will allow the number of series or cascade amplifiers to be reduced, leading to improved signal quality and reduced line maintenance costs.  Additionally, whilst modernising the network, Stream Poland intends to replace local power sources with a smaller number of power supplies equipped with stand-by power capability.  This will help eliminate power failure as the principal reason for network disruption.

Almost all of the network installations at subscribers' premises have already been modernised and now possess a "radial" structure.  A radial structure allows for the simultaneous powering of subscriber plug-ins, which both removes signal disturbance and allows Stream Poland to disconnect subscribers more easily should the need arise.

The frequency spectrum is divided into different bands that are allocated by the applicable Polish  regulatory body (URTiP) for the use of telecommunications operators.  The following bands are available to cable television operators:

•

5.0 - 60.0 MHz for path return;

•

87.5 - 108.0 MHz for radio channels; and

•

110.0 - 862.0 MHz for television channels.

The nominal capacity of Stream Poland’s networks is 68 radio channels with a bandwidth of 0.3 MHz and 94 television channels with a (European) bandwidth of 8.0 MHz.  The actual capacity of the networks is smaller because some frequencies are used by governmental bodies, mobile telephone operators and terrestrial radio and television operators.

At present, 75% of Stream Poland’s networks are engineered for the 862 MHz bandwidth, 17% operate at the 606 MHz bandwidth and 8% operate at 550 MHz.  Stream Poland estimates that, by the end of 2004, all of its networks will have been upgraded to the maximum 862 MHz bandwidth.

As part of Stream Poland’s efforts to adopt a common set of programme offerings across its network, all channels are processed at 720 MHz and the higher band is reserved for future transmission of a digital signal.

The cable television networks purchased by Stream Poland consist of equipment of varying quality, age and manufacturers.  Stream Poland constructs and upgrades the networks using equipment of recognised manufacturers.  The growth of cable television in Poland has led to the presence of representatives in Poland of the leading manufacturers of such equipment, including Scientific Atlanta, Motorola and Times Fibre.  As it increases the size of its networks Stream Poland expects to be able to negotiate better prices for future equipment purchases.

Stream Poland has engaged in only limited network construction (1,788 new homes passed in 2001, 883 in 2002 and 717 in 2003).  Stream Poland believes that the markets in which it operates offer potential for network expansion.

Marketing and sales

Most of the cable television providers that Stream Poland has acquired did not advertise or market their services.  Stream Poland does advertise and market its services in order to both retain its subscriber base and to add more subscribers.

Stream Poland’s marketing and sales strategy is currently delivered through the use of professionally trained salespeople working at seven permanent customer care and marketing offices and through periodic promotions of its services.  Stream Poland also uses a preview channel, an information channel, promotional material mailed with monthly invoices and its website to inform its customers of existing and new programmes and services.  Stream Poland undertakes a number of additional marketing initiatives, including market research, radio advertising, newspaper advertising and subscriber contests.  All these efforts help limit customer churn, move customers into more expensive tiers of service and help Stream Poland gain market acceptance.

Stream Poland has filed an application with the Polish Patent Office to register its trademark, its logo and the names of its cable television programme packages. The registration process for these trademarks is not yet completed.

Customer service

Stream Poland seeks to provide a high level of customer care and service.  To achieve its level of service, Stream Poland employs a subscriber management system, which contains a centralised database containing all information about installation, service, maintenance and billing.  All customer care, marketing and call centre employees are linked to this database.  This allows Stream Poland to respond speedily to subscriber questions and to installation, service and maintenance requests.

Maintenance

Stream Poland employs approximately 20 technicians to handle installation, service requests and other network maintenance duties.  Stream Poland commits to clear all service and maintenance requests and service interruptions within 48 hours, but most are resolved in a shorter period of time.  Where service or maintenance work requires digging, Stream Poland uses outside contractors.

Billing and credit control

Subscribers are billed one month in advance for all services.  Stream Poland disconnects subscribers whose bills are more than 60 days overdue.  Customers seeking to be reconnected must pay their past-due amounts plus a reconnection fee.  Less than two per cent of all accounts receivable remain unpaid for more than 60 days.

Overview of the Polish cable television industry

Poland has approximately 38million inhabitants and 12 million television households.  Prior to 1989, during the Communist political regime, the Polish government controlled and regulated the television industry.  All frequencies and channel offerings were limited principally to government broadcast programmes.  In the early years of the post-Communist era, there was no effective regulatory authority.  This led to a proliferation of small cable operators building low-cost, poorly constructed cable systems in densely populated urban areas of Poland.

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

Stream Poland believes that there is significant potential for further consolidation among Polish cable television providers.  Stream Poland believes that currently the top twelve operators (including Stream Poland) control approximately 60% of the built-out market, with the remaining 40% serviced by roughly 500 operators.  Stream Poland expects consolidation among these providers, particularly as smaller operators face the regulatory compliance burdens of being required to meet minimum cable television network technical standards and pay for programming produced by others.

Stream Poland believes that there are several reasons why Poland represents a favourable market for the provision of multi-channel cable services.  First, Poland is one of the largest single-language market in Central Europe.

Second, watching television is a significant leisure activity in Poland, partly because cable television provides relatively inexpensive entertainment. In 2000, each Polish household watched an average of 236 minutes of television per day.

Third, middle-income families living in multiple dwelling units, or MDUs, account for approximately 70% of residential housing in Polish cities.  This high housing density results in comparatively low costs for building cable television networks.  Currently Stream Poland’s average network density is about 320 homes passed per kilometre of cable plant.  By comparison, the average housing density in the United States is 48 homes per kilometre of cable plant.

Fourth, in Poland the right to build cable television networks reaching MDUs is acquired through agreement with the owner of the MDU and does not require any permits from regulatory telecommunications authorities.  Under such agreements, the operator is allowed to connect all apartments located in a given building to its network.  Stream Poland usually enters into such agreements for renewable terms varying from ten to 20 years.

Stream Poland’s customer base and market share

Stream Poland has a total of approximately 41,000 subscribers, which, as Stream Poland estimates, represents a five percent market share in the districts in which Stream Poland operates.  Nearly all of Stream Poland’s customers are in MDUs.  As of the end of December 2003, Stream Poland’s penetration rate, calculated as the number of Stream Poland’s subscribers divided by the number of homes passed by Stream Poland, was approximately 69%.  Stream Poland has generally been able to improve upon the penetration rates of it’s acquired companies shortly after their acquisition.

Stream Poland experienced customer churn of approximately 8% in 2001 (an average of 0.65% per month), approximately 12% in 2002 (an average of 1% per month) and approximately 11% in 2003.

Stream Poland’s primary market is located in south-eastern Poland and includes the following districts: Slaskie, Malopolskie, Swietokrzyskie and Podkarpackie.  The map below illustrates the locations of Stream Poland’s cable television networks.

Locations of Stream Poland’s cable television networks

Stream Poland’s market has approximately 11.5 million people and 3.2 million television households, but only about 0.8 million cable television subscribers.  The region is the most densely populated in Poland, containing roughly 30% of the nation’s population.  There are 92 towns with more than 50,000 inhabitants in all of Poland, and 35 of them are located in this region.

Competition among cable television operators is not as strong in Stream Poland’s market as in the largest Polish towns, where the market is relatively mature and where competing networks often overlap.  Stream Poland believes that there are good acquisition opportunities in its market because the operators who initially moved into this market were, and generally remain, small and independent.

Stream Poland concentrates on the following local markets:

Stream Poland’s local markets

Town or Area	Number of Inhabitants	TV Homes	Homes Passed	Number of Subscribers at 31 December 2003	Penetration (Subscribers/ Homes Passed)
Czestochowa	251,000	80,152	12,882	6,220	48.28%
Kielce, Busko Zdroj	229,000	71,840	4,477	2,139	47.78%
Bielsko-Biala, Czechowice-Dziedzice	213,000	69,806	12,173	6,361	52.25%
Rzeszow, Sandomierz	186,000	59,312	9,075	6,197	68.29%
Sanok, Jaslo, Krosno, Brzozow	134,000	43,059	16,075	15,992	99.48%
Jaworzno	97,000	30,476	3,761	3,173	92.34%
Bochnia	29,000	9,339	1,573	1,174	74.63%
Total	1,139,000	363,984	60,016	41,556	69.24%

The table above illustrates potential opportunities for network development in Stream Poland’s market.  The number of homes passed by Stream Poland is only about 16% of all television homes.

Competition

In general, the cable television market in Poland is not overbuilt. At present, Stream Poland’s competitors have overbuilt only approximately 10% of Stream Poland’s network area. The following is a list of major cable television operators in Poland, who together hold approximately 50% of the Polish cable television market but currently have limited presence in the markets where Stream Poland focuses its business. They may, however enter Stream Poland’s markets in the future, and also may compete with Stream Poland in acquiring network assets. They are:

•

UPC Telewizja Kablowa, a subsidiary of the European cable television operator UGC Europe Inc. (formerly United Pan-Europe Communications) with approximately 1,000,000 subscribers in eight out of the ten of largest cities in Poland.

•

Vectra, with approximately 570,000 subscribers in Poland and operates in Wroclaw, Walbrzych, Bielsko Biala, Elblag, Olsztyn, Slupsk, Bialystok and 80 other Polish cities.

•

Aster, a subsidiary of a consortium of investments funds, with 380,000 subscribers in Warsaw (Aster), Krakow (Autocom) and Zielona Gora (ZTP).

•

Multimedia Polska, with approximately 480,000 subscribers in Poland, mainly in Kalisz, Szczecin, Gorzow Wielkopolski, Lublin, Rzeszow, Gdynia, Torun and Plock.

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

Regulation of Stream Poland’s services

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

The Radio and Television Act requires cable operators to obtain a licence to produce and broadcast radio and television programmes.  In addition, cable operators who distribute entire channels of a domestic or foreign broadcasting organisation must register such channels in the register kept by the Chairman of KRRiT.  The Chairman of KRRiT is authorised to issue such licences and to register channels.  The registration requirement applies to all channels, except for nation-wide public radio and television and other programmes of domestic broadcasting organisations which can be received within such cable operator’s area with common aerial reception equipment.

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

At present, the Polish legislature is in the process of reviewing the Radio and Television Act.  Proposed modifications would be applicable to cable network operators, specifically concerning the registration of channels, the statutory channel sequence, the contents of channel registration applications and the criteria on which denial of registration or the prohibition of a channel offering would be based.

Copyrights

Cable operators broadcast the works of authors whose rights are protected by copyrights. The Copyright Act protects such copyrights.

Under the Copyright Act, cable operators may broadcast protected works only pursuant to an agreement with an organisation responsible for the collective management of copyrights or related rights.  Cable operators are required to pay a fee for the use of such works as specified in tariffs approved by the Copyright Commission, which in turn is appointed by the Minister of Culture and National Heritage.  At present, Polish law does not limit the amount payable to authors under such agreements. The Arbitration Commission of the Copyright Commission settles any disputes arising from the tariffs applied and, as of 1 May 2004, also settles disputes arising from agreements entered into by cable operators and the organisations responsible for the collective management of copyrights.

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

The amended Copyright Act, which became effective as of 1 May 2004, removed a statutory licence that enabled cable operators to broadcast the works broadcast by other radio and television broadcasters in a given area provided the programme was broadcasted simultaneously and integrally with the primary broadcast, it being understood that the initial broadcaster retained its right to remuneration. The removal of the statutory licence follows from the approximation of the Copyright Act to EU law, in particular to the provisions of Directive No. 93/83 on the Co-ordination of Certain Rules Concerning Copyright and Rights Related to Copyright Applicable to Satellite Broadcasting and Cable Broadcasting of 27 September 1993.

As the statutory licence is no longer available, it is now necessary for cable operators, including Stream Poland, to enter into agreements with all broadcasters, organisations responsible for the collective management of copyrights and television organisations for related rights protecting programmes produced by them.

Telecommunications law

All Polish telecommunications activities are regulated by under the Polish Telecommunications Act, which took effect on January 1, 2001. The Telecommunications Act imposes regulations on telecommunications activities and technical requirements for equipment to be used for telecommunications activities.  The term “telecommunications activity” is defined as the providing or making available of any type of telecommunications service and the use of telecommunications networks.  Moreover, the Telecommunications Act contains detailed provisions concerning telecommunications permits, radio permits, frequency usage, telecommunications secrecy, the  connection of networks, the co-operation of operators, telecommunications infrastructure and the functioning and organisation of the Telecommunications and Post Regulation Office  (“URTiP”), among other provisions. The Telecommunications Act replaced provisions concerning telecommunications activities contained in the Communications Act of November 23, 1990.

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

The Telecommunications Act does not separately regulate Internet telephony services, because these services are considered data transmission services rather than the operation of a public telephone network.  As described above, Stream Poland needs only to notify URTiP that it is providing such services. Since URTiP’s President did not object to Stream Poland providing these services, Stream Poland is permitted to provide them throughout Poland.

The Polish Parliament is in the process of preparation of the new Telecommunications Act. The process should be completed in 2004.

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

Stream Poland’s Organization, Management and Personnel

As a Polish limited liability company, Stream Poland has two levels of management:

Management Board; and

Supervisory Board.

The Management Board has the responsibility of making all executive management decisions, while the Supervisory Board has the responsibility of periodically monitoring and approving the activities of the Management Board.

The Supervisory Board directors of Stream Poland are elected by the shareholders (Parent Company) at each annual general meeting, or, in the event of a vacancy, they are appointed by the Supervisory Board of Directors then in office, to serve until the next annual general meeting or until their successors are elected and ratified.

Management Board:

Stream Poland’s Management Board comprises of the following members:

Adam Wójcik

- President and CEO

Dobroslaw Ploskonka

- Vice President

Supervisory Board:

Stream Poland ’s Supervisory Board currently comprises of the following members:

Jan Rynkiewicz,

Grzegorz Namyslowski

 Zbigniew Tragarz

Stream Poland Locations

Stream Poland currently rents 8,000 square feet in an office building, close to the center of Kraków and is considered adequate for the company’s head office needs for the foreseeable future. The customer database and the call center (to manage customer calls) are also located here.

Stream Poland also maintains small separate offices in Rzeszów, Bielsko-Biala, Jaslo, Sanok and Czestochowa to act as a base for local customer service and sales representatives. These local offices are connected with the head-office in Kraków and are able to access its database on-line.

Competition to Stream Poland

The following large Polish cable television operators, who control in the aggregate approximately 50% of the existing Polish cable television market, have a limited presence in the markets that Stream Poland has targeted:

•

UPC Telewizja Kablowa, a subsidiary of the European cable television operator UGC Europe Inc. (formerly United Pan-Europe Communications) with approximately 1,000,000 subscribers in eight out of the ten of largest cities in Poland.

•

Vectra, with approximately 570,000 subscribers in Poland and operates in Wroclaw, Walbrzych, Bielsko Biala, Elblag, Olsztyn, Slupsk, Bialystok and 80 other Polish cities.

•

Aster, a subsidiary of a consortium of investments funds, with 380,000 subscribers in Warsaw (Aster), Krakow (Autocom) and Zielona Gora (ZTP).

•

Multimedia Polska, with approximately 480,000 subscribers in Poland, mainly in Kalisz, Szczecin, Gorzow Wielkopolski, Lublin, Rzeszow, Gdynia, Torun and Plock.

Currently, less than 10% of Stream Poland’s aggregate networks are overbuilt by any of these competitors. Therefore, even where they are operating in the same municipal markets as Stream Poland these competitors are typically not wiring the same subscribers.

Direct-to-home satellite television (“DTH”), which is widely available in Poland, is a television delivery system that competes with cable. There are currently two providers of high-quality DTH in Poland:

- New Cyfra+, with about 594,000 subscribers (monthly fees in the range US$12.90 to US$27.60); and

- Polsat Cyfrowy, with about 280,000 subscribers (approximate monthly fee US$ 7.00).

Eight terrestrial channels are potentially available in Poland. These represent another source of competition for cable television. Nevertheless, terrestrial signal reception in all but the largest cities is so poor that most people are able to receive only a few of these channels. Stream Poland believes that the extensive national marketing conducted by these channels actually helps Stream Poland and other cable companies to win subscribers, because most Poles need some form of cable television in order to receive these channels clearly.

In addition to competition for subscribers, Stream Poland also faces competition for acquisitions. Currently, both Multimedia Polska and Vectra are seeking to grow through acquisition, including in southern Poland. Stream Poland believes that its financial condition and the reputation that Stream Poland and its management have developed in the industry for fair dealing in past transactions assist it in competing for acquisition targets.

Office

Stream Poland utilizes about 8,000 square feet of office space in Krakow, Poland. Stream Poland’s rent is approximately $17,512 CDN per month.

International Eco-Waste Systems S.A.

Eco-Waste was in the business of constructing and operating rendering plants in Poland. Eco-Waste does not currently have any rendering plants in operation; however, it was planned to construct three animal-waste rendering plants in Zabokliki, Torun and Rawa Mazowiecka, Poland.

In view of developments and uncertainty with BSE issues and as a result of our focus on cable TV and the operations of Stream Poland, we decided that the operations of Eco-Waste did not fit with our current objectives.

Stream owns 100% of shares of Eco-Waste. Stream has decided to liquidate the business affairs of Eco-Waste and launch new activities compatible with the telecommunication services.

Polvoice Sp. z o.o.

Since October of 1999, Polvoice had been working on the development of software to offer Internet services in Poland. In November of 1999, Polvoice applied to the Ministry for Telecommunication in Poland for a license that is essential for Polvoice to operate in that sector in Poland. Polvoice received its telecommunications license as of August 22, 2000.

Polvoice’s business objective was to become an Internet, data transmission and VOIP provider in Poland. Polvoice services did include VoIP services, data transmission, teleconferencing, web site development and maintenance.  Polvoice is presently inactive, but the Company may launch new activities sometime in the future.

Item 5 – Operating and Financing Review and Prospects

Overview

We prepare our financial statements in Canadian dollars and in accordance with Canadian GAAP reconciled to US GAAP.

Our core business is considered to be our cable TV operations. At December 31, 2003 some $15.5 million CDN had been spent on the acquisition of cable television network equipment and $5.8 million CDN on the acquisition of licenses and subscribers. Our future business growth is expected to consist of buying subscribers from independent operators, building networks in areas where existing operators are unwilling to sell us their subscribers, buying interests in existing cable operations and reconstructing old systems by preparing them for the transmission of new services, including pay-per-view, internet, and video-on-demand.

Results of Operations

Year ended December 31, 2003 compared to the year ended December 31, 2002

In the year ended December 31, 2003, Revenue decreased 0.98% compared with last year in terms of Canadian dollars. The actual net sales increased from 9,705,000 to 10,304,982 Polish zloty in 2003.  The increase of net sales in Polish zloty was 6.18%. The difference is attributable to the change in the exchange rates between the Canadian dollar and the Polish zloty. The average exchange rate for the year increased from 2.4351 to 2.9029 in 2003. The increase in net sales is attributable to existing subscribers’ switching to more expensive programme packages and to increases in the rates charged for each programme package. Some of the increase in revenue has been offset as a result of churn. Churn is a measure of the turnover of Stream’s customer base.  Stream’s churn rate has been approximately 12% over the past year; for an average of approximately 1% of Stream’s customer base being disconnected and replaced by new customers each month.  In 2002, Stream’s churn amounted to approximately 8% (or approximately 0.65% per month) whilst significantly adding to its subscriber base through acquisitions.  The increase in churn is attributable to Stream continuing to raise prices throughout its network, to Stream vigorously applying its policy of prompt disconnection of non-paying subscribers and to the loss of some customers.

Total expenses for the current year has increased 8.95 % compare with last year. Excluding one-time write-off of deferred charges being the amount of $2,019,261, the total expenses were decreased by 18.16%.

To test for impairment of intangibles, the Company hired Evans & Evans to write a report on the carrying values for the acquisition of MTK and Gimsat. According to the report, a value of $249.50 per subscriber acquired gave a fair value below the book value of $1,960,000. This amount was written off in the statement of operations for the year ended December 31, 2003.

Year ended December 31, 2002 compared to the Two Months ended December 31, 2001

Average monthly revenue is relatively unchanged from the previous period, as the subscriber base has not materially changed in the past fourteen months. On a calendar year basis revenue has increased 41%. This growth was due principally to Stream’s take-over of subscribers of other operators through the acquisition of those operators. The increase in net sales was also attributable to existing subscribers’ switching to more expensive programme packages and to increases in the rates charged for each programme package. Although there has been an increase in rates charged to subscribers in 2002, revenue did not change as a result of churn. Churn is a measure of the turnover of Stream Poland’s customer base.  In 2002, Stream’s churn rate was approximately 12%; therefore, during 2002 on average of approximately 1% of Stream’s customer base was disconnected and replaced by new customers each month.  In 2001, Stream’s churn amounted to approximately 8% (or approximately 0.65% per month) whilst significantly adding to its subscriber base through acquisitions.  The increase in churn from 2001 to 2002 is attributable to Stream continuing to raise prices throughout its network, to Stream vigorously applying its policy of prompt disconnection of non-paying subscribers and to the loss of some customers in the months following Stream’s acquisition of their accounts from their former cable service providers. Bad debt expense for the year ended December 31, 2002 was approximately 1.5% of sales.

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

In June of 2001, Stream Poland and the Gimsat shareholders concluded a preliminary purchase and sale agreement by which Stream Poland would acquire 100% of Gimsat shares. This preliminary agreement contemplated the consummation of the purchase and sale to occur on or before June 30, 2003. Pursuant to the preliminary agreement an irrevocable power of attorney covering 99.79% of Gimsat’s shares and a registered pledge agreement covering 99.79% of Gimsat’s shares secures the repayment of Stream Poland’s advance in the event the purchase of Gimsat does not close on or before June 30, 2003. The closing date was re-negotiated to 29 May 2004. As at December 27, 2001, Stream Poland had advanced a total sum of Cdn $3.5 million to the Gimsat shareholders. Under Canadian GAAP the operations of Gimsat were consolidated as of January 1, 2002. The remaining amount of Cdn $1.6 million was paid to the Gimsat shareholders on 28 May 2004 thereby completing the transaction.

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

The loss from continuing operations averaged Cdn $386,746 per month as compared to Cdn $260,304 per month for the year ended October 31, 2001, for an average increase of 49%. The percentage increase of 85% for sales and 46% for operating expenses shows a slight improvement in profitability. Within the category of general and administrative, we experienced increases of 104% in accounting andauditing, being Cdn $95,284 for the two months ended December as compared to Cdn $280,539 for the year ended in October. Similarly, rent increased 128%, being Cdn $152,952 for the two months ended December and Cdn $402,916 for the year ended in October. Other comparisons are difficult to make, as a two-month period is a very short time to measure against any trends.

Discontinued operations reflects the costs of operations of Eco-Waste and PolVoice removed from the operations of the cable TV business.

Exchange Rates

Stream is exposed to the risk of exchange rate fluctuations. Programming costs, which constituted about 13.5% of Stream’s operating costs (defined as cost of sales, selling and marketing costs and general administrative expenses of continuing operations, net of amortisation/depreciation) in 2002, are incurred primarily in US dollars, while all revenues are realised in Polish zlotys. Certain other costs are incurred in Canadian dollars. Under its subscription agreements, Stream may modify its subscription rates to adjust for major fluctuations of currency exchange rates. However, high increases in subscription rates could decrease demand for Stream’s services. Most of Stream’s technical equipment is purchased locally, but prices are indexed in US dollars. Moreover, in connection with the agreement for the purchase of Gimsat, the price of which is set in US dollars, Stream has not taken steps to hedge against the risk of exchange rate fluctuations. The amount owing was some $1.2 million USD. At December 31, 2002 this amount translated to Cdn $1,690,6901,637,715. At December 31, 2003 the amount booked to Gimsat was Cdn $1,519,281. On may May 28, 2004 the amount was paid in full including interest charges of Cdn $1,654,000. The table below reflects changes in the exchange rates of the currencies in which Stream conducts its operations as at the end of and as average during each year.

Rates of exchange of PLN/USD, PLN/EUR and PLN/CAD in the years 2001-2003

	As of 31 December 2003	As of 31 December 2002	As of 31 December 2001
USD	3.7569	3.8388	3.9863
EUR	4.71754	4.0202	3.5219
CAD	2.90287	2.4351	2.5034

Liquidity, Capital Resources and Subsequent Events

For the year ended December 31, 2003, we received Cdn $1,264,542 (2002 - $2,005,646) from the exercise of warrants to purchase 702,526 (2002 – 986,470) shares.

For the two months ended December 31, 2001, we raised an additional Cdn $1,557,095 from private placement of equity in the company’s stock. During the year ended October 31, 2001, we raised Cdn $347,300 from the exercise of stock options and $6,983,523 CDN from private placements. For the years ended December 31, 2003 and 2002 the following warrants were exercised:

	Year	Number of Units	Price ($CDN)	Amount ($CDN)	Cash Commission ($CDN)	Net ($CDN)
Subscriptions	2002			1,136,728		1,136,728
Exercise of warrants	2002	200,000	2.85	570,000		570,000
Exercise of warrants	2002	100,000	2.00	100,000		100,000
Exercise of warrants	2002	1,036,770	1.80	1,866,186		1,866,186
Exercise of warrants	2003	702,526	1.80	1,264,542		1,264,542
Stock options		Nil

We continue to raise cash from equity sources and we will continue with this program until we achieve positive cash flow. In addition to receiving funds from the exercise of warrants, we intend to conduct a financing in 2004.

Our working capital deficiency as December 31, 2003 was Cdn $4,060,479. Included in this figure is an amount owing on the Gimsat acquisition of Cdn $1,519,281. Subsequent to year-end, the Company paid Cdn $1,654,000 ($1.2 million USD) to Gimsat. As over 86% of our assets are capital assets, there is room to finance our activities with commercial loans.

Our working capital deficiency as December 31, 2002 was Cdn $3,621,206. Included in this figure is an amount owing on the Gimsat acquisition of Cdn $1,690,6901,637,715. Gimsat have indicated that this amount can be postponed for an additional year for a nominal interest fee. As over 86% of our assets are capital assets, there is room to finance our activities with commercial loans. At present we are financing our activities with commercial credit. Our days in retiring liabilities is 46 days.

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

Contractual Obligations

Contractual obligations at December 31, 2003 are as follows:

Payment due by period

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating Leases	$997,594	$231,755	$413,290	$352,549	$Nil
Bank Loans	132,509	64,512	67,997	Nil	Nil
Total Contractual Obligations	$1,130,103	$296,267	$481,287	$352,549	$Nil

Off-Balance Sheet Arrangements

The Company has not entered any off-balance sheet arrangements.

Transactions with Related Parties

The Company received $337,867 advances from a director and the amount was owed at December 31, 2003.  The amount due to related party is due on demand, bears interest at 5% per annum and is unsecured.

Proposed Transactions

The board of directors is not aware of any proposed asset or business acquisition or disposition, which may have an effect on the Company’s financial conditions, results of operations or cash flows.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change.  The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company follows accounting guidelines in determining the fair value of stock-based compensation, as disclosed in Note 13c to the Financial Statements.  This calculated amount is not based on historical cost, but is derived based on subjective assumptions input into an option pricing mode.  The model requires that management made several assumptions as to future events: 1) estimate the average future hold period of issued stock options before exercise, expiry or cancellation; 2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference); 3) and the appropriate risk-free rate of interest.  The resulting value calculated is not necessarily the value which the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable.  It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

The Company records an allowance for doubtful accounts for estimated credit losses based on the Company’s knowledge of the financial condition of its customers.  A change to these various assumptions could impact the valuation of accounts receivable.

Changes in Accounting Policies including Initial Adoption

Effective January 1, 2003, the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after January 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards are calculated using the Black-Scholes option pricing model ("Black-Scholes"). Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was only recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that options are granted.

Financial Instruments and Other Instruments

The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt approximate their carrying values due to the short term or demand nature of these instruments.  It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

Subsequent Events

On March 17, 2004 the company announced it acquired approximately 1350 cable TV subscribers, 267 internet subscribers and 2600 HP, effective April 1, 2004 for 1,500,000 PLN.

On May 10, 2004 the company announced it acquired 60% of an Internet network company for 281,000 PLN which was approximated 1,000 internet subscribers.  The company also has the right to bid for the rest of the shares and the right of first refusal.

IFRS implementation

The Company may  have to adopt International Financial Reporting Standards (“IFRS”) by fiscal year 2005/2006 ending December 31, 2005, as required under European Regulation applicable to European public companies. The full set of IFRS remains subject to changes and endorsement by the European Commission.

In March 2004, the SEC proposed an amendment to the Form 20-F that would allow foreign private issuers that change their basis of accounting to IFRS to include only two years of audited financial statements in their SEC filings. This amendment would apply for the first year of reporting under IFRS. As we are a Canadian based company we also have to prepare our statements in accordance with Canadian GAAP. Under new rules provided by the British Columbia Securities Commission, we will be able to utilize US GAAP statements by providing a Canadian GAAP reconciliation. We will have to conform to all standards, but we wish to minimize our auditing costs.

We are currently assessing the impact, that the application of IFRS will have on our 2004/05 financial statements and will disclose, as soon as practically possible the full impact of these changes.

ITEM 6 – Directors, Senior Management and Employees

Our board of directors is elected by our shareholders as indicated in our memorandum of association. Directors have not entered into any service agreements and do not receive any remuneration. Our executive officers are appointed by our board of directors and have service agreements with us. The normal notice period for executive officers is 12 months. In the case of Stream Poland, both the Supervisory Board and the Management Board are elected by the General Meeting of Shareholders (in practice – by the only shareholder i.e. the Parent Company). The following sets out our directors and officers.

Directors and Senior Management

The Company
Stanislaw L. Lis	President, CEO, Director
Adam Wójcik	Corporate Secretary, COO, Director
Iwona Kozak	Vice-President of Corporate Affairs, Director
Casey Forward, CGA	Chief Financial Officer
Jan Rynkiewicz	Director
Boyce Butler	Director
Edward Mazur	Director
Stream Communications Sp. z o.o.
Adam Wójcik	President and CEO
Dobroslaw Ploskonka	Vice-President
Zbigniew Tragarz	Supervisory Board
Jan Rynkiewicz	Supervisory Board
Grzegorz Namyslowski	Supervisory Board

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

Edward Mazur, brings over 30 years of domestic and international experience in the areas of technology applications and investments. His international expertise has been devoted to Central Europe, and primarily to Poland, where he helped to build many businesses, which are now some of the most successful companies in that country. He was a co-founder of Bakoma S.A., the largest yogurt company in Poland. He held various executive positions at Cargill International and John Deere & Co. and worked with them in developing their markets in Central Europe. He has also provided consulting for some of the Fortune 500 companies. He holds a bachelor's degree in electrical engineering from the Chicago Technical College.

Grzegorz Namyslowski is a Polish national. He is one of our Directors since 10 March 2001 he has been serving as its Senior Vice President for Business Development. He graduated from the Warsaw Polytechnic with a M.Sc. in engineering. He held the position of the chief designer responsible for the design and construction of major power plants in Poland in the 1970s. He was a senior manager at Solco Basel, a Swiss pharmaceutical firm in Warsaw. Since 1991 he has been an active co-worker at INVESCO. In the years 1992-1999 he was the chairman of the supervisory board of the company ZP Zywiec S.A. and in the years 1993-2001 a member of the supervisory board of Zywiec Trade Sp. z o.o. At present he is a member of the supervisory board of Eco-Waste, a shareholder and Vice-president of Castle Holding Limited Sp. z o.o. in Warsaw, a consulting firm with experience and knowledge in the area of supporting the development of the privatisation of Polish enterprises. He is at present a member of the Supervisory Board of Stream.

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

Adam Wójcik since 2 November 1999 he has been President of the Management Board of Stream Poland. He is also our Chief Operating Officer. He graduated from the Jagiellonian University of Krakow, Department of Mathematics and Physics and holds a Ph.D. in mathematical sciences. In the years 1978-1995 he held a research and teaching position at the Mathematics Department of Akademia Górniczo-Hutnicza. That time he also spoke many lectures at the universities in Sweden, France and USA. In the years 1993-1995 he was Marketing Manager at Polska Telewizja Kablowa Krakow S.A and in the years 1995-1997 Vice-President of that company. In the years 1997-1999, Adam Wójcik was Vice-President and South Regional Director of Polska Telewizja Kablowa Operator Sp. z o.o.

Jan Rynkiewicz became a Director of the Company on May 29, 2003 having previously been a director from April 24, 1998 to February 4, 2002. A graduate of the School of Banking and Insurance in Warsaw, Jan Rynkiewicz moved to the UK in 1974, residing there for the next sixteen years. In 1977, he founded Courtfield Construction Ltd., a London-based building construction company.  From 1986 through 1993, Mr. Rynkiewicz became an associate of INVESCO in Poland and serves as Chair of the Board of Directors of Castle Holding Ltd. of Warsaw, a consulting company with expertise in facilitating development of Polish industry privatization. Mr. Rynkiewicz was notably President of the supervisory board of Zywiec S.A. (one of Poland’s major brewing group) during a period when this company successfully undertook an expansion program, secured Heineken as a major strategic investor, and became a capitalized company on The Warsaw Stock Exchange.

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

Dobroslaw Ploskonka was appointed in October 1999. He has worked in the Polish Internet business for the years 1999 and 2000, and has successfully established Kraknet S.A., an Internet services provider in Kraków. Mr. Ploskonka also has real estate business interests and is very conversant with the procedures to obtain building permits, etc. Mr. Ploskonka also has very good relationships with many housing co-operatives throughout Southern Poland.

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

The total compensation we paid during the last fiscal period to all of our directors and officers as a group for services in all capacities was $419,847 CDN.

The following table details the compensation paid to our executive officers for the year ended December 31, 2003:

Summary Compensation Table
Name	Salary ($CDN)	Bonus ($)	All Other and annual Compensation and LTIP Payouts ($CDN)	Securities under Option	Restricted Shares or Restricted Share Units
Stanislaw Lis	$119,790	Nil	$14,614	630,000	Nil
Iwona Kozak	$95,832	Nil	$10,278	440,000	Nil
Adam Wójcik	$83,990	Nil	Nil	460,000	Nil
Casey Forward	$93,000	Nil	$2,343	250,000	Nil

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

The Board of Directors is also exclusively entitled to determine the purchase price of shares by option holders.

The following tables provide options granted to all directors and officers

Director, Officer	Date Granted	Stock Options at December 31, 2003	Price per Share	Expiry Date
Adam Wójcik	26-Jul-00	25,000	2.65	26-Jul-05
Adam Wójcik	15-Nov-01	435,000	1.60	15-Nov-06
Casey Forward	15-Nov-01	250,000	1.60	15-Nov-06
Dobroslaw Ploskonka	26-Jul-00	25,000	2.65	26-Jul-05
Dobroslaw Ploskonka	15-Nov-01	435,000	1.60	15-Nov-06
Ed Mazur	15-Nov-01	470,000	1.60	15-Nov-06
Grzegorz Namyslowski	4-Feb-00	357,500	2.62	1-Feb-05
Grzegorz Namyslowski	15-Nov-01	257,500	1.60	15-Nov-06
Iwona Kozak	26-Jul-00	60,000	2.65	26-Jul-05
Iwona Kozak	2-Jan-01	242,000	1.60	2-Jan-06
Iwona Kozak	15-Nov-01	138,000	1.60	15-Nov-06
Stanislaw Lis	27-Jan-00	341,000	2.65	27-Jan-05
Stanislaw Lis	15-Nov-01	289,000	1.60	15-Nov-06
Zbigniew Tragarz	1-Feb-00	357,500	2.62	1-Feb-05
Zbigniew Tragarz	15-Nov-01	257,500	1.60	15-Nov-06

Employees

The average number of employees was as follows:

	Year ended December 31, 2003	Year ended December 31, 2002	Two months ended December 31, 2001
Parent	3	3	4
Stream	75	76	78

ITEM 7 – Major Shareholders and Related Party Transactions

Major Shareholders

To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

As at the date of this annual statement the following persons or groups are known to us to each own more than 10% of our issued and outstanding common shares, which as of June 10, 2004 was.

Name and Address of Shareholder	Number of Securities owned	Percentage of Securities owned
Aronville Management Limited Akara Building, 24 De Castro Street, Wickams Cay 1, Road Town, Tortola, British Virgin Islands (Managed by East European Development Fund)	3,043,928 Common shares	10.2%
CDS & Co NCI Account 25 The Esplanade Toronto, Ontario, M5W 1G5 Canada (Canadian depository for brokerage houses)	11,443,071 Common shares	38.5%
Cede & Co PO Box 20 Bowling Green Station New York, NY, 10274 ( US depository for brokerage houses)	3,330,958 Common shares	11.2%
Edward Mazur Glenview, IL 60025	5,648,870 Common shares	19.0%

To the best of our knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control of our company. Registered shareholders in the United States account for 876 holders having 10,257,737 shares.

Related Party Transactions

Mr. Edward Mazur, a director, has advanced the sum of $337,867 CDN as a loan to the Company repayable upon demand at an interest rate of 5%.

ITEM 8 – Financial Information

Legal Proceedings

The Company is defending an action from 310047 B.C. Ltd. S.C.B.C. No. S040725, Vancouver, British Columbia pursuant to unpaid legal invoices submitted to us by Clark Wilson. The lawsuit demands the sum of $17,245 CDN. We have offered to pay some $6,000 CDN to settle the account.

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

ITEM 9 – The Listing

Nature of Trading Market

Our common shares are listed on the OTC BB Exchange n the United States, under the symbol “STNYF. We started trading on the OTC BB on March 11, 2004.

Trading on the OTC BB

The following table sets forth the high and low sale prices on the OTC BB for our common shares for each monthly period in the past five months.

Month Ended	High	Low	Volume
	$CDN	$CDN
May 31, 2004	USD $ 0.85	USD $0.55	47,683
April 30, 2004	USD $1.10	USD $0.55	80,177
Mar 31, 2004	USD $1.25	USD $0.50	135,872
Feb 28, 2004	*	*	*
Jan 31, 2004	*	*	*

Trading on the TSX Venture Exchange

Our shares used to trade on the TSX Venture Exchange (the “TSX”) in Canada under the symbol “TPP”. The last trade was at $2.00 CDN on January 25, 2001. Our shares halted trading on the TSX in connection with a change in business.

According to the TSX Policy 5.2, a “Change of Business” or “COB” means:

“A transaction or series of transactions which will redirect an Issuer’s resource towards a business which is of a substantially different nature than its current business, so that over the next 12 months at least 25% of the assets, liabilities, planned expenditures or revenues, management time commitment or issued shares of the Issuer will be devoted to the new business.”

Since a majority of our resources are directed towards the operations of Stream that is different than our original business of constructing and operating rendering plants in Poland, we are required by Policy 5.2 to issue a news release and notify the TSX of the proposed Change of Business. We did not complete our change of business with the TSX, but we applied to the TSX to be delisted from the TSX exchange. Following the approval of the listing on the OTC BB, the TSX allowed the delisting of Stream on the TSX.

The following table sets forth the high and low sale prices on the TSX Venture Exchange (“TSX”) for our common shares for the past five years ended October 31, 1999 to December 31, 2003.

Year Ended	High	Low	Volume
	$CDN	$CDN
Dec 31, 2002	-	-	-
Dec 31, 2001	-	-	-
Oct 31, 2001	2.24	1.93	1,075,621
Oct 31, 2000	4.70	1.18	9,853,601
Oct 31, 1999	1.80	1.01	3,209,466

Item 10 – Additional Information

Share Capital

Our authorized share capital as at December 31, 2003 was 150,000,000 common shares without par value. Our issued and outstanding share capital at December 31, 2003 was 29,705,675.

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

Pursuant to the laws of British Columbia, the province has enacted a new company act, the Business Corporations Act. We have registered our transition documents with the registrar of companies and we need to obtain shareholder approval to change to the provisions of the new company act. This is scheduled for our June 30, 2004 annual general meeting. Our articles of association (“Articles of Association”) contain the following provisions:

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

(vi)

Directors can vote to remove a director at a directors meeting.

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

Audit Committee Members:

1.

Stan Lis

2.

Edward Mazur – independent director with financial experience

3.

Boyce Butler – independent director with years of audit experience

Our board of directors has established a compensation committee to review remuneration paid to senior officers of the Company.

Compensation Committee Members:

1.

Stan Lis

2.

Edward Mazur

3.

Iwona Kozak

Our board of directors has established a corporate governance committee to (1) identify and select qualified individuals to serve as directors of the Company and nominate such individuals for election as directors at the Company's annual meeting of shareholders (2) develop and establish corporate governance policies and procedures for the Company and (3) administer the Code of Ethics adopted by the Company

Corporate Governance Committee –

1.

Adam Wojcik

2.

Iwona Kozak

3.

Edward Mazur

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

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

Taxation in Poland

The Polish tax system has been modernized in recent years. In 1992, corporate  income tax and personal income tax were introduced, followed by value-added tax (VAT) in 1993. Poland also taxes real property, transport vehicles, inheritance and gifts.

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

Corporations are subject to corporate  income tax at a rate of 27% in 2003 and 19% since 2004.

Depreciation and depletion

Tax depreciation is carried out in accordance with  the Corporate Income Tax Act. Tax depreciation generally follows the straight - line method, although accelerated depreciation may be available in some circumstances.

Net operating losses

 A Polish corporate has the right to carry forward a loss incurred in an accounting period by deducting the loss from its taxable income over the next five years to a maximum of 50% in any one year. No loss carry backs are allowed.

Payments to foreign affiliates

A Polish corporate can deduct royalties, management services and interest charges paid to foreign affiliates, provided exchange control regulations and transfer-pricing restrictions are observed.

Deduction for taxes paid

Taxes on income are not deductible. However, input VAT is deductible for corporate income tax purposes if it cannot be offset against the company's output VAT. Other taxes that are part of expenses are deductible in full.

Non-deductible expenditures

A Polish corporate may not deduct certain expenditures, including the following:

Costs of assets subject to depreciation,

Expenditure borne on abandoned investments,

Unrealised foreign exchange losses,

Non-public advertising costs in excess of 0.25 percent of turnover.

Value-Added Tax

VAT applies to the goods sold and the services provided. The standard rate of 22% is reduced to rate of 7% for e.g. food products, children's clothing, and other goods and services. Exports are not taxed, however a number of conditions must be met for export of services to have zero tax rate. Exempt from VAT are e.g. agricultural products and finance and insurance services.

Cable television services were subject to 22% VAT till 30 April 2004. Since 1 May 2004, cable television services are subject to 7% VAT.

Internet services were subject to 7% VAT till 30 April 2004. Since 1 May 2004, Internet services are either exempt from VAT for individual subscribers or subject to 22% VAT for the other subscribers.

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

We did not have any foreign currency derivatives outstanding at December 31, 2003. Accordingly, no market risk existed for such instruments at this date.

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

The changes in warrants were as follows:		Number of common shares permitted to be purchased
	Number of warrants		Price per share	Expiry date	Fair value of Warrants
Outstanding December 31, 2001	6,962,161	5,764,018			$ 4,087,070
Expired	(795,000)	(397,500)	$ 2.85	12-Jul-02	(383,368)
Exercised	(400,000)	(200,000)	2.85	12-Jul-02	(179,354)
Exercised	(200,000)	(100,000)	2.00	28-Dec-03	(65,114)
Exercised	(1,036,770)	(1,036,770)	1.80	28-Dec-03	(718,565)
Total balance December 31, 2002	4,530,391	4,029,748			$ 2,740,669
Expired	(701,286)	(350,644)	1.80	28-Dec-03	$ (228,318)
Exercised	(702,526)	(702,526)	$ 1.80	28-Dec-03	$ (486,904)
Total Balance December 31, 2003	3,126,579	2,976,578			$ 2,025,447

Outstanding December 31, 2003	300,000	150,000	1.80	28-Dec-04	103,962
	2,701,579	2,701,579	1.80	28-Dec-04	1,872,405
	125,000	125,000	2.25 USD	28-Dec-04	49,080
Total Balance December 31, 2003	3,126,579	2,976,579			$ 2,025,447

Shares issued upon exercise of a warrant may not be resold until the hold period on the private placement has ended. There are no hold periods on the above-mentioned warrants.

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

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

The chairman of our audit committee is Mr. Boyce Butler. Mr. Butler is an independent director of the Company; he has 40 years as a certified general accountant and was the auditor of thirty public companies. His attributes as an audit committee expert are:

(1) An understanding of generally accepted accounting principles and financial statements;

(2) The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(3) Experience preparing, auditing, analysing or evaluating financial statements;

(4) An understanding of internal controls and procedures for financial reporting; and

(5) An understanding of audit committee functions.

ITEM 16B - CODE OF ETHICS

Our Chief Executive Officer, Chief Financial Officer, and other senior executives and principal accounting officers are bound to adhere to the company’s Code of Ethics, which applies to Senior Financial Officers and all employees.

A copy of the Code of Ethics is included as an Exhibit to this report.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the financial years ended 2002 to 2003 we employed the following auditing firms. Their remunerations and services performed are as follows:

Year ended December 31, 2003

Firm	Services	Fees
MacKay LLP, Chartered Accountants	Audit services	$75,000 CDN

Year ended December 31, 2002

Firm	Services	Fees
Davidson & Co, Chartered Accountants	Audit services	$52,283 CDN

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

4.

Consolidated Statement of Cash Flow; and

5.

Notes to Consolidated Financial Statements.

Exhibits

Code of Ethics

Articles of Association

#

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual statements to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:

July 13, 2004

ON BEHALF OF THE COMPANY,

STREAM COMMUNICATIONS NETWORK, INC.

Per:

“Casey Forward”

    Casey Forward, Chief Financial Officer

#

-- Form 20-F  --

-- Stream Communications Network, Inc.  --