Form 20-F/A
period 2003-12-31
STREAM COMMUNICATIONS NETWORK INC
filed 2004-07-27
CIK 1125670

United States Securities and Exchange Commission

Washington, DC  20549

FORM 20-F/A

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

[x ]

ANNUAL REPORT PURSUANT TO SECTIONS “13” OR “15(d)” OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003

OR

[ ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from

Commission file number:

0-30942

STREAM COMMUNICATIONS NETWORK, INC.

___________________________________________________________

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

Yes:    Yes

No:

N/A

Indicate by checkmark which financial statement item the registrant has elected to follow:

Item 17  Yes

Item 18