Form 20-F
STREAM COMMUNICATIONS NETWORK & MEDIA INC.
filed 2005-07-01
CIK 1125670

United States Securities and Exchange Commission

Washington, DC  20549

FORM 20-F

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

[x ]

ANNUAL REPORT PURSUANT TO SECTIONS “13” OR “15(d)” OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended ………December 31, 2004…………………………………

OR

[ ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from …………………………………………………………….…

Commission file number:          0-30942

STREAM COMMUNICATIONS NETWORK AND MEDIA INC.

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

 37,833,800 common shares at December 31, 2004

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: ___✓___

No:

N/A

Indicate by checkmark which financial statement item the registrant has elected to follow:

Item 17

✓

Item 18 _______

II

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

FORM 20-F

INDEX

CONVERSION TABLE

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

No dividends

Conflicts between the interests of large shareholders and minority shareholders

Shareholders’ rights are different in Canadian corporations

Holders of our shares may not be able to obtain enforcement of civil liabilities

We are subject to Canadian taxation

Item 4 - Information on the Company

General

Office Space in Canada

Stream Communications Sp. z o.o.

Overview

Business Description

Bielsat

Gimsat

ASK

Miechowice

Vega

Stream’s Cable Television Services

Stream’s Cable Television Programmes

Table: List of programmes licensed by Stream

Stream’s data services

Stream’s VoIP service

Marketing and sales

Overview of the Polish cable television industry

Technology

Stream Poland’s customer base and market share

Competition

Regulation of Stream Poland’s services

Telecommunications law

Stream Poland’s Organization, Management and Personnel

Stream Poland Locations

Office

IEWS (formerly: International Eco-Waste Systems) S.A.

Streamline Media (formerly: Polvoice.com) Sp. z o.o.

Item 5 – Operating and Financing Review and Prospects

Overview

Results of Operations

Rates of exchange of PLN/USD, PLN/EUR and PLN/CAD in the years 2003-2004

Liquidity, Capital Resources and Subsequent Events

Contractual Obligations

Off-Balance Sheet Arrangements

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

Exchange Control and Other Limitations Affecting Security Holders

Taxation - Certain Canadian Federal Income Tax Consequences to United States Investors

Taxation in Poland

Item 11 - Quantitative and Qualitative Disclosures about Market Risk

Currency and Exchange Rate Risk

Rates of exchange of PLN/USD, PLN/EUR and PLN/CAD in the years 2003-2004

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

PART III

ITEM 17 - FINANCIAL STATEMENTS

ITEM 18 - FINANCIAL STATEMENTS

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements

EXHIBITS

1.

Articles

SIGNATURE PAGE

CERTIFICATIONS

CERTIFICATIONS

-- Form 20-FR  --

-- Stream Communications Network, Inc.  --

CONVERSION TABLE

For ease of reference, the following conversion factors are provided:

1 mile = 1.6093 kilometres	1 metric ton (tonne) = 2,205 pounds
1 foot - 0.305 metres	1 troy ounce = 31.103 grams
1 acre = 0.4047 hectare	1 imperial gallon = 4.546 litres
1 long ton = 2,240 pounds	1 imperial gallon = 1.2010 U.S. gallons

GLOSSARY OF NAMES AND TERMS

Broadband	Broadband refers to telecommunication that provides multiple channels of data over a single communications medium, typically using some form of frequency or wave division
CATV	Community Antenna Television, the original name for Cable TV.
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

Katowice	A city of southern Poland 50 miles west-northwest of Krakow. Chartered in 1865, it is an important mining and industrial center. Population, 328,000.
Krakow	A city of southern Poland on the Vistula River south-southeast of Warsaw. Founded in the eighth century A.D., it was the national capital from 1305 to 1595. Population, 758,000.
KRRiT	National Council for Radio and Television in Poland.
MDU	Multiple dwelling units
OIGKK

The Polish Cable Communications Chamber of Commerce with headquarters in Warsaw unites 136 companies. Its members are cable TV operators representing over 80% of the domestic cable TV market as well as manufacturers and distributors of equipment and services used by operators in their business activity. Services rendered by operators - members of the Chamber - are used by 4.5 million households in the whole country. OIGKK is a member of the National Economic Chamber and the European Cable Communication Association.

Rzeszów	A city, capital of Podkarpackie Province in southeastern Poland. Population 160,000.
Silesia	Region in Southwest Poland bordering on the Sudety Mountains
URTiP	The Telecommunication and Post Regulation Office in Poland.
UOKiK	Office of Competition and Consumer Protection in Poland.
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

PART 1

Item 1 – Identity Of Directors, Senior Management and Advisers

Not applicable

Item 2 - Offer Statistics and Expected Timetable

Not applicable

Item 3 – Key Information

A. Selected Financial Data

Financial Highlights

The following table sets forth our selected consolidated financial data for the years ended December 31, 2004, December 31, 2003, December 31, 2002, the two months ended December 31, 2001 and the two years ended October 31, 2001 prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). This selected consolidated financial data include the accounts of our parent and our subsidiaries.

	Year ended December 31,	Year ended December 31,	Year ended December 31,	Two months Ended December 31,	Year ended October 31,
	2004	2003	2002	2001	2001
	$CDN	$CDN	$CDN	$CDN	$CDN
Revenues	4,415,461	3,700,160	3,736,716	639,871	2,079,504
Net income (loss) from continuing operations
Canadian GAAP	(6,564,715)	(6,254,620)	(3,626,325)	(773,491)	(2,301,619)
US GAAP	(5,248,173)	(8,064,275)	(3,626,325)	(773,491)	(2,301,619)
Net income (loss) from discontinued operations
Canadian GAAP	-	-	(2,362,877)	(267,198)	(2,231,941)
US GAAP	-	-	(2,362,877)	(267,198)	(1,097,691)
Income (loss) per share
Canadian GAAP	(0.22)	(0.21)	(0.21)	(0.05)	(0.21)
US GAAP	(0.17)	(0.27)	(0.19)	(0.04)	(0.16)
Total assets
Canadian GAAP	14,131,087	10,204,158	17,582,966	16,222,495	15,055,326
US GAAP	14,131,087	10,204,158	17,582,966	16,222,495	15,055,326
Net assets
Canadian GAAP	4,553,393	4,934,090	11,733,817	13,375,490	12,724,982
US GAAP	4,553,393	4,934,090	11,733,817	13,375,490	12,724,982
Long-term debt	814,707	67,997	52,975	-	–
Capital stock	36,005,421	33,209,455	31,229,685	26,110,367	21,310,084
Cash dividends declared	-	-	-	-	–
Weighted average number of common shares outstanding	30,027,489	29,333,427	28,023,911	22,163,416	21,837,002

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

Exchange Rates

In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars (“CDN”). Equivalents will be given in U.S. dollars (“USD”) or Polish zloty (“PLN”), or Canadian dollars where the first currency stated indicates that a contract, a fee or agreement was made pursuant to a currency other than the Canadian dollar.

Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar.  The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from November 1, 2001 to December 31, 2004 were as follows:

U.S. DOLLARS PER $1.00 (CDN.)

	Year ended December 31,	Year ended December 31,	Two months ended December 31,	Year ended October 31,	Year ended October 31,
	2004	2003	2002	2001	2001
High	.8532	.7747	.6653	.6418	.6714
Low	.7138	.6327	.6175	.6227	.6316
Average	.7701	.7163	.63724	.6306	.6498
End of Period	.8303	.7727	.6344	.6287	.6340

The high and low exchange rates for Canadian dollars, expressed in U.S. dollars, for each month from January 1, 2005 to May 31, 2005 were as follows:

U.S. DOLLARS PER $1.00 (CDN.)

Monthly

	January 2005	February 2005	March 2005	April 2005	May 2005
High	.8368	.8173	.8347	.8286	.8091
Low	.8016	.7944	.8001	.7923	.7851

In this report, several references are made to business in Poland and the Polish currency, the zloty. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Polish zloty (zloty), expressed in U.S. dollars, from November 1, 2001 to December 31, 2004 were as follows:

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

U.S. DOLLARS PER 1 POLISH ZLOTY (zloty)

	Year ended December 31,	Year ended December 31,	Two months ended December 31,	Year ended October 31,	Year ended October 31,
	2004	2003	2002	2001	2001
High	.3366	.2825	.3065	.2538	.2549
Low	.2453	.2428	.2325	.2428	.2132
Average	.2757	.2577	.2463	.2468	.2410
End of Period	.3339	.2665	.2603	.2518	.2450

The high and low exchange rates for Polish zloty, expressed in U.S. dollars, for each month from January 31, 2005 to May 31, 2005 were as follows:

U.S. DOLLARS PER 1 POLISH ZLOTY (zloty)

Monthly

	January 2005	February 2005	March 2005	April 2005	May 2005
High	.3351	.3393	.3442	.3210	.3138
Low	.3125	.3164	.3066	.2994	.2971

On June 15, 2005 the Canadian dollar and the Polish zloty closed at the following rates:

$1.00 USD

= $1.2534 CDN

$1.00 USD

=  3.3565 Polish Zloty (zloty)

B. Capitalization and Indebtedness

N/A

C. Risk Factors

History of losses, likelihood of future losses and dependence on additional financing

We have not been profitable in the past. The aggregate of our net losses (accumulated deficit) of $36,589,727 CDN to December 31, 2004, has been financed by private placements and the exercise of stock options and warrants. We may not be profitable in the future.

The continued development and improvement of our business will require substantial amounts of additional financing. If we are unable to secure such financing on acceptable terms and on a timely basis, our financial results may be adversely affected.

In addition, our future prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing new businesses, which can be characterised by intense competition and rapidly changing events. Our auditors have included an explanatory paragraph regarding our ability to continue as a going concern in the notes to the financial statements for the year ended December 31, 2004. The financial statements have been prepared on a going concern basis, however, indicating that the concern is not a probability, but a possibility.

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

Currently, less than 20% of our aggregate networks are overbuilt by our competitors. Therefore, even where our competitors operate in the same markets as we do, these competitors are typically not wiring the same subscribers as we do. However, if competitors are willing to significantly overbuild our networks and are able to obtain programming that is appealing to subscribers at reasonable costs and we are unable to do so, our business may be materially adversely affected.

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

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

Agreements with TPSA

Approximately 30% of our network has been constructed using pre-existing conduits of the Polish national telephone company, TPSA. Compared to most of our competitors, this represents a relatively small portion of our network.  Agreements with TPSA provide that we may use TPSA conduits to offer services over our network, and gain access to the conduits to upgrade, repair, and maintain the network.

Our agreements with TPSA permit TPSA to terminate these agreements without penalty at any time either immediately (upon the occurrence of certain conditions relating principally to substantial breaches of the agreement, misuse of conduits or a change in control) or upon three to six months’ notice (without cause).  TPSA is the top provider of Internet access services in Poland; it is, therefore, a competitor of us.  We believe that it is unlikely that a termination of these agreements will occur.  Nevertheless, if these agreements were terminated, we could, at least for a period of time, be prevented from accessing its network, in which case we would have to incur significant expenditures to build or lease alternative conduits and otherwise continue providing our services.

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

Cable operators are required to register at the Polish telecommunications regulatory (the “URTiP”, The Telecommunication and Post Regulation Office).  URTiP has the right to verify the technical quality of the networks.

Our programme channels have to be registered at the National Council for Radio and Television (the “KRRiT”). A registration is valid for the periods of three years, mostly. The channels have either valid registration or appropriate application for registration have been made. KRRiT has the authority to reject applications to extend existing registrations for programme channels if any such channels violate the Radio and Television Broadcasting Act.  Our applications to register or extend the registration of the registration of programme channels have never been rejected.  In the unlikely event that a regulatory body was to refuse the extension of or amendment to our telecommunication approval, the extension of existing programme registrations or the approval of additional programme registrations, our business could be materially adversely affected.

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

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

We cannot be sure that existing laws and regulations affecting our operations, or the interpretation or enforcement thereof, will not change.  Some changes, including the implementation of new provisions in connection with Poland’s accession to the European Union, might have an adverse effect on our business. Changes could include rules restricting the prices that we may charge for cable television subscriptions or Internet access, or regulations concerning the level of fees we may be required to pay to organisations for collective copyright administration and protection.

Risks relating to the amended Polish Copyright Act

Before 1 May 2004 (i.e. the date of Poland’s accession to the European Union), cable operators in Poland, including us, re-transmitted works that were broadcast by radio and television stations in a given area pursuant to a so-called “statutory licence”.  In order to be effective, the statutory licence required the cable operator to broadcast all programmes simultaneously and integrally with the primary broadcast.  With an effective statutory licence, it was possible to show such works without being required to enter into separate agreements with their primary broadcasters, except in the case of encoded programmes.

The amendments to the Polish Copyright Act made on  25 July 2003 removed the statutory licence scheme, making it necessary for cable operators to enter into separate agreements with broadcasters.  These amendments became effective on 1 May  2004.  As a result, we are required to  possess agreements with the broadcasters of all radio and television programmes which are  broadcast on Stream’s networks.  Time and market pressure might adversely affect the terms and conditions of the agreements negotiated with these broadcasters, potentially resulting in higher fees payable by us to them.  Our operating costs and costs per viewer may be significantly increased, and our programming offerings containing its most expensive programming may be curtailed.  In addition, if broadcasters are not granted the right to broadcast their programmes within Poland, they will not be able to enter into agreements with us, also causing curtailment of our programme offerings.    Reduced programme offerings or increased costs or subscriber fees may harm our business.

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

Polish law at present does not contemplate cable operators entering into one agreement for each programme channel covering the copyrights of all material broadcast over that channel.  Instead, Polish cable operators, including us, must negotiate licence agreements with the associations responsible for the collective management of copyrights of a certain cathegory, e.g. of directors, actors, composers (in exchange for a fee set by tariff).  Even if we enter into a licence agreement with an association for a givencategory, we cannot be assured that such an agreement will fully cover all copyrights and related rights with respect to suchcategory.

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

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

Currency risk

We do not hedge currency risk. Our revenues are generated in zlotys, while our programming costs (constituting 20.4% compared to our revenues in 2004) and our expenditures for technical equipment purchases, among certain other costs, are denominated in foreign currencies. Accordingly, significant fluctuations of the zloty in relation to those currencies may adversely affect our business and our financial results.

Dilution of share capital

As at June 15, 2005, there exist options to purchase a total of 3,810,000 of our shares and warrants to purchase an additional 2,976,579 shares (6,786,579 shares in total). If all of these options and warrants were exercised, shares issued as a result of such exercise would constitute 17.0% of all of our outstanding shares. The exercise of these options and warrants and the resale of the resulting shares on a public market may adversely affect the market price of our shares and our ability to raise future equity financing upon favourable terms.

As of June 15, 2005, our constituent documents authorise the issuance of up to 150,000,000 shares of common stock. Consistent with our strategy, we may issue some or all of such shares to acquire one or more businesses or other types of property or to provide additional financing. In addition, we may grant additional options and issue additional warrants in the future. The issuance of those shares may result in a reduction of the market price of our outstanding shares. The issuance of any additional shares will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of our voting control.

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

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

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

We are subject to Canadian taxation

As a British Columbia corporation, income, and dividend payments to shareholders are subject to Canadian tax laws and regulations. Depending on the jurisdiction of residence of our investors and on tax treaties, laws and regulations applicable to them, our investors may be subject, directly or indirectly, to various Canadian tax laws and regulations. We advise our investors to contact their tax advisors to determine how the tax laws and regulations of Canada and other jurisdictions applicable to them apply to them and their investments in us.

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

On May 4, 1995 we changed our name to “Trooper Technologies Inc.” and on October 19, 2001 we changed our name to “Stream Communications Network, Inc.”. On August 9, 2004 we changed our name to “Stream Communications Network and Media Inc.” (“Stream”). We changed our year-end from October 31 to December 31 starting in 2001.

Our authorized capital is 150,000,000 common shares without par value.

Our registered office is Suite 703-938 Howe Street, Vancouver, British Columbia, V6Z 1N9, Canada. Our principal offices are located at 1020 – 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada, telephone (604) 669-2826.

We have the following operating subsidiary company:

1.

Stream Communications Sp. z o.o. (“Stream Poland”) was incorporated on October 26, 1999, under the laws of Poland. We own a 100% interest in Stream Poland which is in the business of operating cable television and high-speed Internet in Poland. Stream Poland’s growth is being accomplished through acquisitions of small, independent cable TV and high-speed Internet providers and through its own marketing efforts. Stream Poland is located at al. 29 Listopada 130, 31-406 Krakow, Poland.

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

The following companies are subsidiaries, but no longer have operating businesses. We had previously decided to dispose of these companies as there was no purpose to have them, however, since we are expanding in the cable TV and Internet business, these companies may serve some useful purpose in the near future. Accordingly we will keep these entities as non-operating subsidiaries.

1.

Streamline Media Sp. z o.o., (formerly Polvoice.com, “Streamline”) is a wholly owned subsidiary of our Company being organized on August 11, 1999, under the laws of Poland;

2.

IEWS S.A. (formerly International Eco-Waste Systems “IEWS”) is a wholly owned subsidiary of our Company being incorporated on September 24, 1996 under the laws of Poland.

We are a reporting issuer in the Province of British Columbia, Canada and our common shares are listed for trading on the OTC BB under the trading symbol “SCNWF”.

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

Stream Communications Sp. z o.o.

Overview

Stream provides cable television services and high-speed Internet access in the Polish districts of Slaskie, Malopolskie, Swietokrzyskie and Podkarpackie through its hybrid fibre coax (“HFC”) networks.  Recently, it has also begun offering limited Internet telephony services based on Voice over Internet Protocol (“VoIP”), on a trial basis. Stream has approximately 54,400 cable television subscribers (as of 15 June 2005), which represents a penetration rate of approximately 69% of homes passed. In addition Stream has some 4,100 internet subscribers. Stream Poland provides its customers with a high quality product by employing modern, reliable networks, a broad selection of programmes, professional management and customer service.

We own and control business activities in Poland through a group of companies, in particular through our wholly owned subsidiary Stream Communications Sp. z o.o. (“Stream Poland”) with a registered office in Krakow, ul. Aleja 29 Listopada 130, 31-406 Krakow, and indirectly, through the following subsidiaries of Stream Poland:

Bielsat.com Sp. z o.o. (“Bielsat”)

Telewizja Kablowa Gimsat Sp. z o.o. (“Gimsat”)

ASK Stream Sp. z o.o.  (“ASK”)

Vega Sp. z o.o. (“Vega”)

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

Business Description

Stream Communications Network & Media Inc. and Stream Poland are collectively referred to as “Stream”. Stream provides cable television services and high-speed Internet access in the Polish districts of Slaskie, Malopolskie, Swietokrzyskie, and Podkarpackie through its hybrid fibre coax (“HFC”) networks.  Recently, it has also begun offering limited Internet telephony services based on Voice over Internet Protocol (“VoIP”). As of the release of the first quarter 2005 financials Stream has approximately 54,400 cable television subscribers, which represents a penetration rate of approximately 69% of homes passed in its network region. Stream provides its customers with a high quality product by employing modern, reliable networks, a broad selection of programmes, professional management, and customer service.  Although cable television services accounted for over 92% of its consolidated net sales in 2004, Stream has a growing number of Internet subscribers. The Company has been introducing high-speed Internet access over all its networks and currently has 4,100 Internet subscribers bringing the total revenue generating units or (RGU’s) to 58,500 subscribers.

Stream conducts its business in Southern Poland’s most densely populated region, with approximately 11.5 million inhabitants and 3.2 million television homes but only about 0.8 million cable subscribers.  Stream has targeted this area of Poland because of the number of mid-sized cities that remain underserved by larger cable operators.  Stream has funded its growth and operations principally through equity.  Stream’s management possesses cable-business expertise and experience and, in particular, knowledge of its local target markets.

Most of Stream’s networks have an 862 MHz bandwidth and potentially are able to transmit up to 94 analogue television channels and 68 radio stations.  A portion of Stream’s networks can already be used for two-way transmission, which is necessary for Internet access and other interactive services.  Stream’s policy is to upgrade the networks it has acquired, including for the provision of two-way data transmission.

Stream Poland has made a number of cable television acquisitions, all of which have been successfully integrated into its business.  These acquisitions include:

Date	Name of acquisition	Region of operation
April 2005	Vega II	Czestochowa
April 2005	Internet in Bytom	Bytom
Oct 2004	98% of Vega	Czestochowa
Sept 2004	Miechowice	Bytom
May 2004	60% of ASK	Sosnowiec
March 2004	Channel 69	Sosnowiec
June 2001	100% of Gimsat	Jaslo, Sanok, Brzozow
July 2001	MTK	Czestochowa
July 2001	A portion of the assets of AZART S.C.:
	AZART SC Telekom	Kielce
	AZART TK Trybinowski	Busko, Zdroj

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

September 2000	A portion of the assets of Elektromontaz Rzeszow S.A. El-Rzeszow “Telekab”	Rzeszow, Bochnia, Sankomierz
August 2000	A portion of the assets of Bister Sp. Z o.o.	Jaworzno, Czechowice-Dziedzice
July 2000	A portion of the assets of Telemedia Sp. Z o.o.	Czestochowa
July 2000	A portion of the assets of Marsat S.C.	Czestochowa
June 2000	51% of the shares of Bielsat	Beilsko-Biala, Czechowice-Dziedzice

Bielsat

Stream Poland is one of the founders of Bielsat and, since Bielsat was incorporated on 8 March 2000, has held 51% of its shares.  PPUH Bielsat owns the remaining 49% of its shares.

Gimsat

Stream Poland owns 100% of Gimsat, having made the final payment in May 2004. On 5 June 2001 Stream Poland and the Gimsat Shareholders concluded the agreement to sell 0,21% of the Gimsat share capital and a preliminary agreement to sell to Stream Poland shares representing 99.79% of the Gimsat share capital.

ASK

ASK was purchased on May 5, 2004, wherein we paid some $200,000 for a 60% interest in share capital of ASK. ASK currently has approximately 1,300 Internet subscribers.

Miechowice

Some 4,300 CATV subscribers were purchased in September 2004 in the Bytom region. In April 2005 some 2,000 Internet subscribers were purchased in the same region.

Vega

 A 98% interest in Vega was purchased in October 2004 by Stream Poland to acquire some 4,200 subscribers. In addition, within the Vega area, Stream has added additional 1,500 CATV subscribers in June 2005 by way of the issuance of 260,000 shares from treasury (and the additional 1% of interest in Vega).

Our operating companies consist primarily of highly penetrated, mature broadband systems that generate stable cash flow.  We also operate a number of earlier stage broadband businesses.  Our primary goal in the majority of these regions is to capitalize on the opportunity to increase revenues and cash flows through the introduction of new and expanded programming and the delivery of Internet access services and telephony over our cable communications networks.

Stream’s Cable Television Services

Stream Poland currently offers four programme packages and one bundled package:

*

TELE Miniatura (Basic Tier): targeted to reach up to 8 channels for most subscribers, including all four Polish public television channels and Stream Poland's own information channel; and

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

*

TELE Krajobraz (Intermediate Tier): targeted to reach up to 18 channels for most subscribers, including all Basic Tier channels, plus Polish terrestrial channels and channels received free-of-charge;

*

TELE Panorama (Top Tier): targeted to reach up to 45 channels for most subscribers, including all Intermediate Tier channels and certain pay channels including  e.g. Viasat History and Explorer, Eurosport, National Geographic, Fox Kids, BBC Prime, Polsat Sport and three music channels of VIVA;

*

TELE Panorama Plus (Premium Tier): targeted to reach up to 45 channels for most subscribers, including all Top Tier channels and premium channels Canal+. Canal+ Film and Canal+ Sport;

*

TELE Strada: the Top Tier along with high-speed always-on Internet access.

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

Stream performs regular audits of customer installations to prevent piracy and maintains technology to help minimize potential signal piracy.  Stream does not believe that its signals are pirated extensively enough to have a material adverse effect on its business.

Stream’s Cable Television Programmes

Polish cable television operators have more than 200 channels from which to choose when building their programme offerings.  These channels are transmitted via satellites, the most popular of which are the Eutelsat and Astra satellites.  When deciding which channels to offer its subscribers, Stream takes into account programme demand analysis, subscribers’ opinions, and cost. Most of the licence agreements that Stream has entered into relating to programme purchases will be in effect for the next three to five years and may be extended.  Most of these licence agreements also provide that as Stream’s subscriber base increases, Stream may be able to modify the agreements to obtain more favorable terms.

Cable TV attracted a rate of 22% VAT in 2003, which was reduced to 7% in 2004. Internet access was at a rate of 7% VAT and; and on March 1, 2005 it changed to 22%.

Stream’s programming providers are: (a) Polish public television; (b) Polish private terrestrial television stations licensed by KRRiT; (c) Polish and foreign satellite programme providers; and (d) local programme producers.

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

The table below contains the list of programmes for which Stream has signed licence agreements or obtained broadcasting permits from programme providers.

Table: List of programmes licensed by Stream

Channel No.	Name	Characteristics	Language
1	TVP 1	public television	Polish
2	TVP 2	public television	Polish
3	TVP POLONIA	public television	Polish
4	TVP 3	public television	Polish
5	POLSAT	private terrestrial	Polish
6	TVN	private terrestrial	Polish
7	TVN 7	entertainment	Polish
8	POLSAT 2	entertainment	Polish
9	TV 4	private terrestrial	Polish
10	TV Puls	general	Polish
11	Polonia 1	entertainment	Polish
12	Tele 5	entertainment	Polish
13	TV Trwam	catholic	Polish
14	BBC World	information	English
15	BBC Prime	entertainment	English
16	POLSAT Sport	sport	Polish
17	TVN Meteo	weather	Polish
18	TVN Turbo	cars etc.	Polish
19	TVN 24	information	Polish
20	Explorer	science	Polish
21	History	science	Polish
22	MINI MINI	children	Polish
23	Kino Polska	movies	Polish
24	TVN Style	entertainment	Polish
25	Ale Kino!	movies	Polish
26	Zig Zap	children	Polish
27	National Geographic	science	Polish
28	Planete	documentary	Polish

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

29	VIVA PL	music	Polish
30	VIVA	music	German
31	VIVA+	music	German
32	RTL	entertainment	German
33	RTL 2	entertainment	German
34	SAT 1	entertainment	German
35	VOX	entertainment	German
36	Club	entertainment	Polish
37	Jetix	Children	Polish
38	Eurosport	Sport	Polish
39	Canal+	Entertainment	English
40	Canal+ sport	Entertainment	English
41	Canal+ film	Entertainment	English

For most subscribers, Channels 1-6 are available in Stream’s Basic Tier and Channels 1-14 are available in Stream’s Intermediate Tier.  Stream includes all these programmes in its Top Tier offering.  These offerings are subject to change as Stream effects the licensing changes required under the recent amendments to the Polish Copyright Act.

In compliance with Polish law, Stream carries the Polish terrestrial television channels for its subscribers.  Stream is currently involved in discussions to obtain rights to new channels.  Stream is not dependent on any one programme provider.

Stream’s data services

Data transmission over HFC networks is much faster and more reliable than over telephone lines.  Stream intends to upgrade 100% of its network to make high-speed Internet access available to all individual and business customers.

Stream’s VoIP service

These services offer substantial decreases in the costs of long distance and international calls as well as calls to mobile networks due to sound compression and the use of VoIP for transmission instead of standard voice channels.  At this time Stream has some VoIP customers, and will continue to offer VoIP services based on demand.

Marketing and sales

Most of the cable television providers that Stream has acquired did not advertise or market their services.  Stream does advertise and market its services in order to both retain its subscriber base and to add more subscribers.

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

Stream’s marketing and sales strategy is currently delivered through the use of professionally trained salespeople working at eight permanent customer care and marketing offices and through periodic promotions of its services.  Stream also uses a preview channel, an information channel, promotional material mailed with monthly invoices and its website (www.streamcn.pl) to inform its customers of existing and new programmes and services.  Stream undertakes a number of additional marketing initiatives, including market research, radio advertising, newspaper advertising and subscriber contests.  All these efforts are aimed at limiting customer churn, moving customers into more expensive tiers of service and helping Stream gain market acceptance.

Stream has registered its trademark, its logo, and the names of its cable television programme packages.

Overview of the Polish cable television industry

Poland has approximately 38.2 million inhabitants and 12.5 million households with a TV set.  Prior to 1989, during the Communist political regime, the Polish government controlled and regulated the television industry.  All frequencies and channel offerings were limited principally to government broadcast programmes.  In the early years of the post-Communist era, there was no effective regulatory authority.  This led to a proliferation of small cable operators building low-cost, poorly constructed cable systems in densely populated urban areas of Poland.

In more recent years, due in part to Poland’s economic development and the introduction of cable industry regulations, Poland’s cable industry has developed rapidly.  In addition, large cable operators, such as @Entertainment (later: UPC; United Pan-Europe Communications), have constructed high-quality cable systems and offered numerous programming choices.

Despite these developments, the Polish cable television market remains underdeveloped.  According to the OIGKK, there are currently about 518 operators with 1,086 networks providing services to 4.5 million of the country’s 12.5 million TV-homes, of which 70% are passed by cable.  The average monthly salary as of 31 December 2004 was approximately Cdn $1,200, while the average monthly cable subscription rates of the five biggest Polish cable operators was approximately Cdn $16.00 (including VAT).

Stream believes that there is significant potential for further consolidation among Polish cable television providers. Stream believes that currently the top twelve operators (including Stream) control approximately 65% of the built-out market, with the remaining 35% serviced by 506 operators.  Stream expects consolidation among these providers, particularly as smaller operator’s face the regulatory compliance burdens of being required to meet minimum cable television network technical standards and pay for programming produced by others.

Stream believes that there are several reasons why Poland represents a favorable market for the provision of multi-channel cable services.  First, Poland is one of the largest single-language markets in Central Europe.

Second, watching television is a significant leisure activity in Poland, partly because cable television provides relatively inexpensive entertainment. Latest research indicates that each Polish household watches an average of 252 minutes of television per day.

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

Fourth, in Poland the right to build cable television networks reaching MDUs is acquired through agreement with the owner of the MDU and does not require any permits from regulatory telecommunications authorities.  Under such agreements, the operator is allowed to connect all apartments located in a given building to its network.  Stream has entered into such agreements for renewable terms varying from ten to 20 years.

Technology

One of the most important aspects of Stream Poland’s strategy is the acquisition of other cable television networks from various operators.  These networks have different organisational structures and marketing policies and use differing equipment of varying capabilities. Valid telecommunications permits are in place for all acquired networks.

At a technical level, the acquired systems are all well suited to the transmission of television and radio programmes, and about nine per cent of them (the networks in Jaslo, Sosnowiec and Bytom) are already capable of providing the two-way transmission necessary for the provision of Internet access services.  Because Stream Poland plans to increase its revenues by selling premium programme packages and data transmission services throughout its network, further modernisation of Stream Poland’s network will be necessary.

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

Configuration of a typical cable television network

A modern CATV network generally follows the scheme above.  Networks that are constructed as in this scheme have a hybrid structure based on both fibre-optic and coaxial cables and are referred to as HFC, or hybrid fibre coax, networks.

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

So far, the operators that Stream Poland has acquired have been small, and it is inherent in small cable network systems that subscribers’ plug-ins are in close proximity to the headends.  Because of their proximity, small cable networks usually do not use fibre optic cables to connect headends with plug-ins. In the context of the figure above, this would be illustrated by replacing the headend with a fibre optic node.

As a result of past acquisitions, Stream Poland now has more headends than are required to meet its current subscriber demandThe benefits of reducing the number of headends include a substantial decrease in network maintenance costs and in the costs of adapting headends when introducing new services.

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

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

At present, 75% of Stream Poland’s networks are engineered for the 862 MHz bandwidth, 20% operate at the 606 MHz bandwidth and 5% operate at 550 MHz.  Stream Poland estimates that, by the end of 2005, all of its networks will have been upgraded to the maximum 862 MHz bandwidth.

As part of Stream Poland’s efforts to adopt a common set of programme offerings across its network, all channels are processed at 720 MHz and the higher band is reserved for future transmission of a digital signal.

The cable television networks purchased by Stream Poland consist of equipment of varying quality, age and manufacturers.  Stream Poland constructs and upgrades the networks using equipment of recognised manufacturers.  The growth of cable television in Poland has led to the presence of representatives in Poland of the leading manufacturers of such equipment, including Scientific Atlanta, Motorola, Cisco and Times Fibre.  As it increases the size of its networks Stream Poland expects to be able to negotiate better prices for future equipment purchases.

Stream Poland’s customer base and market share

Stream Poland has a total of approximately 54,000 CATV subscribers, which, as Stream Poland estimates, represents a seven percent market share in the districts in which Stream Poland operates.  Nearly all of Stream Poland’s customers are in MDUs.  As of the end of December 2004, Stream Poland’s penetration rate, calculated as the number of Stream Poland’s subscribers divided by the number of homes passed by Stream Poland, was approximately 69%.  Stream Poland has generally been able to improve upon the penetration rates of it’s acquired companies shortly after their acquisition.

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

Stream Poland experienced customer churn of approximately 9% in 2004 (an average of 0.75% per month), approximately 12% in 2002 (an average of 1% per month) and approximately 11% in 2003.

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

Competition

In general, the cable television market in Poland is not overbuilt. At present, Stream Poland’s competitors have overbuilt only approximately 20% of Stream Poland’s network area. The following is a list of major cable television operators in Poland, who together hold approximately 50% of the Polish cable television market but currently have limited presence in the markets where Stream Poland focuses its business. They may, however enter Stream Poland’s markets in the future, and also may compete with Stream Poland in acquiring network assets. They are:

•

UPC Telewizja Kablowa, a subsidiary of the European cable television operator UGC Europe Inc. (formerly United Pan-Europe Communications) with approximately 1,000,000 subscribers in eight out of the ten of largest cities in Poland.

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

•

•

Vectra, with approximately 600,000 subscribers in Poland and operates in Wroclaw, Walbrzych, Bielsko Biala, Elblag, Olsztyn, Slupsk, Bialystok, Radom, Zabrze, and 80 other Polish cities.

•

Aster, a subsidiary of a consortium of investments funds, with 380,000 subscribers in Warsaw (Aster), Krakow (Autocom) and Zielona Gora (ZTP).

•

Multimedia Polska, with approximately 500,000 subscribers in Poland, mainly in Kalisz, Szczecin, Gorzow Wielkopolski, Lublin, Rzeszow, Gdynia, Torun and Plock.

Direct-to-home satellite television (the so-called digital platform), which is widely accessible in Poland, also competes with cable television. Two entities provide high quality direct-to-home satellite services in Poland:

•

Cyfra+, which has approximately 650,000 subscribers, and

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

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

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

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

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

Under the Telecommunications Act, a permit is required to use the public telephone network. To operate a public network to broadcast or retransmit radio or television programmes a registration application is required, solely.  The Telecommunications Act does not contain any detailed prohibitions or restrictions on the area of telecommunications activity or the kind of services a cable operator may provide.

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

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

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

Management Board:

Stream Poland’s Management Board comprises of:

Adam Wójcik

- President and CEO

Supervisory Board:

Stream Poland ’s Supervisory Board currently comprises of the following members:

Grzegorz Namyslowski,

Tadeusz Fox,

 Robert Dziublowski

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

Stream Poland Locations

Stream Poland currently rents 8,000 square feet in an office building, close to the center of Kraków and is considered adequate for the company’s head office needs for the foreseeable future. The customer database and the call center (to manage customer calls) are also located here.

Stream Poland also maintains small separate offices in Rzeszów, Bielsko-Biala, Jaslo, Sanok, Sosnowiec and Czestochowa to act as a base for local customer service and sales representatives. These local offices are connected with the head-office in Kraków and are able to access its database on-line.

Office

Stream Poland utilizes about 8,000 square feet of office space in Krakow, Poland. Stream Poland’s rent is approximately $17,512 CDN per month.

IEWS (formerly: International Eco-Waste Systems) S.A.

IEWS was in the business of constructing and operating rendering plants in Poland. IEWS does not currently have any rendering plants in operation; however, it was planned to construct three animal-waste rendering plants in Zabokliki, Torun and Rawa Mazowiecka, Poland.

In view of developments and uncertainty with BSE issues and as a result of our focus on cable TV and the operations of Stream Poland, we decided that the operations of IEWS did not fit with our current objectives.

Stream owns 100% of shares of IEWS. Stream has liquidated the business affairs of IEWS and intends to launch new activities compatible with the telecommunication services.

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

Streamline Media (formerly: Polvoice.com) Sp. z o.o.

Since October of 1999, Polvoice had been working on the development of software to offer Internet services in Poland. In November of 1999, Polvoice applied to the Ministry for Telecommunication in Poland for a license that is essential for Polvoice to operate in that sector in Poland. Polvoice received its telecommunications license as of August 22, 2000.

Polvoice’s business objective was to become an Internet, data transmission, and VOoIP provider in Poland. Polvoice services did include VoIP services, data transmission, teleconferencing, web site development, and maintenance.  Polvoice is presently inactive, but the Company may launch new activities sometime in the future.

Item 5 – Operating and Financing Review and Prospects

Overview

We prepare our financial statements in Canadian dollars and in accordance with Canadian GAAP reconciled to US GAAP.

Our core business is considered to be our cable TV operations. At December 31, 2004 some $15 million CDN had been spent on the acquisition of cable television network equipment and $6.6 million CDN on the acquisition of licenses and subscribers. Our future business growth is expected to consist of buying subscribers from independent operators, building networks in areas where existing operators are unwilling to sell us their subscribers, buying interests in existing cable operations and reconstructing old systems by preparing them for the transmission of new services, including pay-per-view, internet, and video-on-demand.

Results of Operations

Year ended December 31, 2004 compared to the year ended December 31, 2003

Revenue increased by 32.5% in the 4th quarter period ended December 31, 2004 and 19.3% for the current year compared with last year. In terms of the Polish zloty, the currency in which revenue is actually realized, sales increased by 20.1% in the current year as compared to the previous year. Over the comparable periods the exchange rate changed to 2.8049 from to 2.7850, or approximately 0.7%.

One of our main objectives is to increase revenue which we are achieving through continuing to make acquisitions of subscribers, building out new services, continuing to offer new services and increased channels for viewing and spending money on marketing campaigns. Last year we acquired approximately 10,000 subscribers and the full effect of these additions will be seen in 2005. Using a weighted average the effect of the 10,000 subscribers acquired in 2004 is equivalent to some 3,500 subscribers on a full-year basis. This then would account for an 8.3% increase in revenues for 2004. From the advertising campaigns carried out there was an increase in the Internet subscribers late in 2004. In May of 2004 the VAT rate on CATV services decreased from 22% to 7%; since we did not alter the prices we charged our customers this amounts to an effective price increase for us. Additional marketing campaigns target new users to take on new channels and new products not previously available to them.

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

Loss from operations (before amortization and other items) created a loss of $2,297,842. Included in the loss are stock-based compensation charges of $2,071,510 being a non-cash expense created from the granting of stock options in 2004. Also business development and other costs of some $680,000 were paid by the issuance of shares and represent costs that are not recurring. Adjusting these items, there would be a profit from operations of some $400,000 as compared to the previous year’s loss of some $900,000. On average there has been a decrease in the cost of line maintenance, billing, access to the Internet and customer services.

As the number of subscribers increases there are variable costs that increase, some in direct proportion and some at a lesser rate. Our fixed operating costs should support our existing subscriber base plus a 50% or better increase. The 2004 expenses show some moderation as compared to 2003 with the exception of sales and marketing that increased as a result of various cable TV and Internet sales campaigns. The sale and marketing cost will vary according to opportunity, corporate mission, and competition. As Stream operates in non-competitive areas as a result of selective acquisitions, competition is not presently a major factor.

Included in the financing expenses is the issuance of 1.1 million shares from treasury at $0.41 USD per share for a total expense of $543,365. Mr. Mazur, a previous director, received 1.1 million shares as a bonus for providing capital to the Company by way of private placements and loans at prices and rates which were very favourable to the Company. Mr. Mazur is owed a total of $4.2 million at December 31, 2004.

In addition to cable TV and Internet services, Stream does offer VoIP services and has some VoIP customers. This is a sector of unknown direction, but Stream is ready and able to handle a demand for VoIP services.

During 2004 Stream begun the development of providing television program content. The Company is in the development of various strategies to market and provide content in Poland and neighbouring areas. To this end Stream conducted various surveys. Pursuant to the development of content, Stream issued 3 million shares from treasury at a deemed price of $0.49 per share. The next phase of development will require an operating budget of $2 million per annum.

Year ended December 31, 2003 compared to the year ended December 31, 2002

In the year ended December 31, 2003, Revenue decreased 0.98% compared with last year in terms of Canadian dollars. The actual net sales increased from 9,705,000 to 10,304,982 Polish zloty in 2003.  The increase of net sales in Polish zloty was 6.18%. The difference is attributable to the change in the exchange rates between the Canadian dollar and the Polish zloty. The average exchange rate for the year increased from 2.5972 to 2.7850 in 2003. The increase in net sales is attributable to existing subscribers’ switching to more expensive programme packages and to increases in the rates charged for each programme package. Some of the increase in revenue has been offset as a result of churn. Churn is a measure of the turnover of Stream’s customer base.  Stream’s churn rate has been approximately 12% over the past year; for an average of approximately 1% of Stream’s customer base being disconnected and replaced by new customers each month.  In 2002, Stream’s churn amounted to approximately 8% (or approximately 0.65% per month) whilst significantly adding to its subscriber base through acquisitions.  The increase in churn is attributable to Stream continuing to raise prices throughout its network, to Stream vigorously applying its policy of prompt disconnection of non-paying subscribers and to the loss of some customers.

Total expenses for the current year has increased 8.95 % compare with last year. Excluding one-time write-off of deferred charges being the amount of $2,400,713, the total expenses were decreased by 18.16%.

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

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

The average monthly costs of expenses for the year ended December 31, 2002 was Cdn $484,785 before amortization for a total of $5,817,419 for the year as compared to the two months ended December 31, 2001 of Cdn $645,400 per month. This shows a decrease of about 25%.  On a calendar year basis there was a decrease in the cost of line maintenance, billing, access to the internet and customer services. On the other hand, the cost of television programmes and licence fees increased, as did sales and marketing costs.

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

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

Exchange Rates

Stream is exposed to the risk of exchange rate fluctuations. Programming costs, which constituted about 13.5% of Stream’s operating costs (defined as cost of sales, selling and marketing costs and general administrative expenses of continuing operations, net of amortisation/depreciation) in 2002, are incurred primarily in US dollars, while all revenues are realised in Polish zlotys. Certain other costs are incurred in Canadian dollars. Under its subscription agreements, Stream may modify its subscription rates to adjust for major fluctuations of currency exchange rates. However, high increases in subscription rates could decrease demand for Stream’s services. Most of Stream’s technical equipment is purchased locally, but prices are indexed in US dollars. Moreover, in connection with the agreement for the purchase of Gimsat, the price of which is set in US dollars, Stream has not taken steps to hedge against the risk of exchange rate fluctuations. The amount owing was some $1.2 million USD. At December 31, 2002 this amount translated to Cdn $1,637,715. At December 31, 2003 the amount booked to Gimsat was Cdn $1,519,281. On May 28, 2004 the amount was paid in full including interest charges of Cdn $1,654,000. The table below reflects changes in the exchange rates of the currencies in which Stream conducts its operations as at the end of and as average during each year.

Rates of exchange of PLN/USD, PLN/EUR and PLN/CAD in the years 2003-2004

	31 December 2004	Average Rate for 2004	31 December 2003	Average Rate for 2003
USD	2.9987	3.6523	3.7569	3.8887
EUR	4.0914	4.5338	4.7175	4.400
CAD	2.4898	2.8049	2.9029	2.7850

The effect of foreign currency fluctuations has affected the book value of property, plant and equipment and intangibles. The value of the property, plant, and equipment was $7.2 million at December 31, 2003 or approximately 20.9 million zloty. This same value at December 31, 2004 translates in the financial statements at a rate of 2.4898 approximately $8.4 million. See note 11 in the financial statements that gives an analysis of the cumulative translation account.

Liquidity, Capital Resources and Subsequent Events

Our working capital deficiency as at December 31, 2004 was $2,845,579. As over 93% of our assets are plant, property and equipment and intangibles pursuant to the subscriber base, there is room to finance our activities with commercial loans. At December 31, 2004 we had a bank credit facility in Poland of $500,000 USD.

Most of the capital flowing into Stream during 2004 was loans of some $4 million from Edward Mazur, a former director. Mr. Mazur has loaned the sum of some $3.4 million USD of which $2 million USD is secured by certain Polish cable TV networks. The loan is repayable on demand by giving notice of one year and presently is not repayable before March 31, 2006.

In December 2004, Stream borrowed the sum of $650,000 from Quest Capital Corp. (“Quest”) to cover short-term needs. This loan is to be repaid on or before June 30, 2005. The loan is personally guaranteed by Stan Lis, Casey Forward and Edward Mazur. In addition, Quest has a general security over the assets of Stream and 3 million shares of Stream as collateral security. The loan attracts interest at 1% per month, with interest payable monthly. A fee of 175,000 shares of Stream was paid to Quest as a loan fee. Stream is endeavouring to find additional equity capital or debt to repay the Quest loan and to make further acquisitions.

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

In 2005 the Company has conducted a private placement of up to 1,500,000 units ("Unit") at a price of $0.60 USD per unit. Each Unit is comprised of one common share and one half non-transferable share purchase warrant, with each two warrants entitling the holder to purchase an additional common share of the Company at a purchase price of $0.80 USD per common share for a period of two years. Originally the Company had proposed pricing of $0.75 per unit, but market pressure caused a price reduction. In response to the private placement Stream has additionally received various financing proposals that are being evaluated either as an adjunct to the private placement or as a separate issue.

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

We continue to raise cash from equity sources and we will continue with this program until we achieve sufficient cash flow to allow for debt financing and debt servicing. We believe the Company is at the threshold of being able to make acquisitions by way of debt financing.

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

Contractual Obligations

Contractual obligations at December 31, 2004 are as follows:

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual Obligations	$ 916,237	$ 101,530	$ 86,827	$ 69,744	$ 61,129

Off-Balance Sheet Arrangements

The Company has not entered any off-balance sheet arrangements.

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

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

The Company follows accounting guidelines in determining the fair value of stock-based compensation, as disclosed in Note 11(c) to the Financial Statements.  This calculated amount is not based on historical cost, but is derived based on subjective assumptions input into an option-pricing mode.  The model requires that management made several assumptions as to future events: 1) estimate the average future hold period of issued stock options before exercise, expiry or cancellation; 2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference); 3) and the appropriate risk-free rate of interest.  The resulting value calculated is not necessarily the value which the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable.  It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

The Company records an allowance for doubtful accounts for estimated credit losses based on the Company’s knowledge of the financial condition of its customers.  A change to these various assumptions could impact the valuation of accounts receivable.

Changes in Accounting Policies including Initial Adoption

There was no change in accounting policies in 2004. Effective January 1, 2003, the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after January 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards are calculated using the Black-Scholes option-pricing model ("Black-Scholes"). Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was only recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that options are granted.

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

In March 2004, the SEC proposed an amendment to the Form 20-F that would allow foreign private issuers that change their basis of accounting to IFRS to include only two years of audited financial statements in their SEC filings. This amendment would apply for the first year of reporting under IFRS. As we are a Canadian based company we also have to prepare our statements in accordance with Canadian GAAP. Under new rules provided by the British Columbia Securities Commission, we will be able to utilize US GAAP statements by providing Canadian GAAP reconciliation. We will have to conform to all standards, but we wish to minimize our auditing costs.

We are currently assessing the impact, that the application of IFRS will have on our 2004/05 financial statements and will disclose, as soon as practically possible the full impact of these changes.

ITEM 6 – Directors, Senior Management and Employees

Our board of directors is elected by our shareholders as indicated in our Articles. Directors have not entered into any service agreements and do not receive any remuneration. Our executive officers are appointed by our board of directors and have service agreements with us. The normal notice period for executive officers is 12 months. In the case of Stream Poland, both the Supervisory Board and the Management Board are elected by the General Meeting of Shareholders (in practice – by the only shareholder i.e. the Parent Company). The following sets out our directors and officers.

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

Directors and Senior Management

The Company
Stanislaw L. Lis	President, CEO, Director
Adam Wójcik	COO, Director
Iwona Kozak	Vice-President of Corporate Affairs, Secretary, Director
Casey Forward, CGA	Chief Financial Officer
Robert Wussler	Director
Robert Wooldridge	Director
Boyce Butler	Director
Stream Communications Sp. z o.o.
Adam Wójcik	President
Dobroslaw Ploskonka	General Manager
Tadeusz Fox	Supervisory Board
Robert Dziublowski	Supervisory Board
Grzegorz Namyslowski	Supervisory Board

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

Iwona Kozak since 1 March 1996 she has been a Director and Vice President for Corporate Affairs and since 23 April 1999 she has been its Secretary. Born in Poland, she has been living in British Columbia since 1984. She graduated from the British Columbia Institute of Technology with a diploma in marketing. She has a broad experience in the area of marketing and public relations. She perfected her managerial and business skills as the co-founder and president of a division of the Canadian Polish Chamber of Commerce in British Columbia. In the years 1993-1995 she published a magazine dedicated to economics called ”Partners with Poland” (“Partnerstwo z Polska”) and provided advisory services to Canadian companies in the area of investments in Polish markets.

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

Casey Forward became Chief Financial Officer of the Company on 18 January 2001. As a Certified General Accountant he has been running an independent accountancy practice in Canada since 1990. He has worked for public companies in Canada, the United States, and Great Britain. He has owned companies in Canada and, in particular, in the years 1980-1985 he was the owner and president of a company which was active in the sector of building investments in Edmonton, Canada, and in the years from 1977-1982 he was the owner and president of Gateway Cartage & Storage Ltd, with its seat in Edmonton, engaged in the business of storage and transport.

Robert Wussler was appointed on May 4, 2004. Bringing an impressive background in broadcasting and telecommunications to the company, Mr. Wussler is currently President and Chief Executive Officer of Ted Turner Pictures and Ted Turner Documentaries. An acknowledged leader in the television industry for over three decades, he has been responsible for groundbreaking advances in news production at CBS News and CNN. The former President of both CBS Sports, and the CBS Television Network, Mr. Wussler was a co-founder of CNN, TNT and WTBS, and Senior Executive Vice President of Turner Broadcasting. Bringing an extraordinary background in cable telecommunications to his work with Stream, Mr. Wussler was also President and CEO of Comsat Video Enterprises, where he led the company through unprecedented growth.

Robert Wooldridge was appointed June 8, 2005. Mr. Wooldridge has extensive experience in many areas of investment banking including equity fundraising and mergers and acquisitions advice with a focus on Poland and other emerging markets. Since 2003 he has worked as a senior executive at EMG Corporate Finance Limited, a specialist investment banking operation based in London, UK and previously was a Managing Director in the Equity Capital Markets department at HSBC Investment Bank where he worked for nearly ten years. He is a member of the Institute of Chartered Accountants of England & Wales and a graduate of Cambridge University.

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

Grzegorz Namyslowski has been a director since 2001. He graduated from the Warsaw Polytechnic with a M.Sc. in engineering. He held the position of the chief designer responsible for the design and construction of major power plants in Poland in the 1970s. He was a senior manager at Solco Basel, a Swiss pharmaceutical firm in Warsaw. Since 1991 he has been an active co-worker at INVESCO. In the years 1992-1999 he was a member of the supervisory board of the company ZP Zywiec S.A. and in the years 1993-2001 a member of the supervisory board of Zywiec Trade Sp. z o.o. At present he is a member of the supervisory board of IEWS. He is at present the president of the Supervisory Board of Stream.

Dobroslaw Ploskonka was one of co-founders of Stream Poland in October 1999. He has worked in the Polish Internet business for the years 1999 and 2000, and has successfully established Kraknet S.A., an Internet services provider in Kraków (acquired by Stream Poland). Mr. Ploskonka also has real estate business interests and is very conversant with the procedures to obtain building permits, etc. Mr. Ploskonka also has very good relationships with many housing co-operatives throughout Southern Poland.

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

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

The total compensation we paid during the last fiscal period to all of our directors and officers as a group for services in all capacities was $755,341 CDN.

The following table details the compensation paid to our executive officers for the year ended December 31, 2004

Summary Compensation Table
Name	Salary ($CDN)	Bonus ($)	All Other and annual Compensation and LTIP Payouts ($CDN)	Securities under Option	Restricted Shares or Restricted Share Units
Stanislaw Lis	$119,790	Nil	$209,224	600,000	Nil
Iwona Kozak	$95,832	Nil	$49,507	250,000	Nil
Adam Wójcik	$83,990	Nil	Nil	450,000	Nil
Casey Forward	$95,832	Nil	$101,166	400,000	Nil

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

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

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

The Plan was amended at the Annual General Meeting of the shareholders held on June 30, 2004 where the shareholders authorized the directors to issue up to 5,941,135 stock options to directors, employees and consultants. At the Annual General Meeting to be held on June 29, 2005, the shareholders are being asked to amend the Plan to the maximum number of stock options allowable to 7,992,212. Other than the maximum number of shares allowable for distribution there are no other changes to the Plan. In summary the basic restrictions are:

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

The Board of Directors is also exclusively entitled to determine the purchase price of shares by option holders.

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

The following tables provide options granted to all directors and officers

Director, Officer	Date Granted	Stock Options at June 15, 2005	Price per Share	Expiry Date
Adam Wójcik	June 2, 2004	250,000	USD $0.60	June 2, 2009
Adam Wójcik	January 7, 2005	200,000	USD $0.60	December 17, 2009
Casey Forward	June 2, 2004	150,000	USD $0.60	June 2, 2009
Casey Forward	January 7, 2005	250,000	USD $0.60	December 17, 2009
Dobroslaw Ploskonka	June 2, 2004	225,000	USD $0.60	June 2, 2009
Dobroslaw Ploskonka	January 7, 2005	200,000	USD $0.60	December 17, 2009
Grzegorz Namyslowski	June 2, 2004	200,000	USD $0.60	June 2, 2009
Iwona Kozak	June 2, 2004	250,000	USD $0.60	June 2, 2009
Stanislaw Lis	June 2, 2004	300,000	USD $0.60	June 2, 2009
Stanislaw Lis	January 7, 2005	300,000	USD $0.60	December 17, 2009

Employees

The average number of employees was as follows:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Parent	5	3	3
Stream	76	75	76

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

ITEM 7 – Major Shareholders and Related Party Transactions

Major Shareholders

To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

As at the date of this annual statement the following persons or groups are known to us to each own more than 10% of our issued and outstanding common shares, which as of June 10, 2005 was.

Name and Address of Shareholder	Number of Securities owned	Percentage of Securities owned
CDS & Co NCI Account 25 The Esplanade Toronto, Ontario, M5W 1G5 Canada (Canadian depository for brokerage houses)	14,403,388 Common shares	36.0%
Cede & Co PO Box 20 Bowling Green Station New York, NY, 10274 (US depository for brokerage houses)	4,840,779 Common shares	12.1%
Edward Mazur Glenview, IL 60025	5,257,195 Common shares	13.2%

To the best of our knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control of our company. Registered shareholders in the United States account for 764 holders having 17,726,051 shares of 44.4% of the total issued.

Related Party Transactions

The amount due to a related party, Mr. Edward Mazur, a former director, bears interest at 5%, compounded annually. Mr. Mazur has agreed that the loan will not be repaid before March 31, 2006. The total amount due (including accrued interest) is $3,516,054 USD (equivalent to $4.2 million CAD), of which $2,000,000 USD was secured by various cable TV networks, with the remaining debt being unsecured. Accrued interest of $113,333 USD (equivalent to $136,544 CAD) was included at December 31, 2004.

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

ITEM 8 – Financial Information

Legal Proceedings

The Company is defending an action from 310047 B.C. Ltd. S.C.B.C. No. S040725, Vancouver, British Columbia pursuant to unpaid legal invoices submitted to us by Clark Wilson. The lawsuit demands the sum of $17,245 CDN. The plaintiff has offered to settle for $11,000 and we have offered to pay some $9,000 CDN to settle the account.

ITEM 9 – The Listing

Nature of Trading Market

Our common shares are listed on the OTC BB Exchange n the United States, under the symbol “SCNWF. We started trading on the OTC BB on March 11, 2004.

Trading on the OTC BB

The following table sets forth the high and low sale prices on the OTC BB for our common shares for each monthly period in the past six months.

Month Ended	High	Low	Volume

May 31, 2005	USD $ 0.76	USD $ 0.56	1,983,900
April 30, 2005	USD $ 0.86	USD $ 0.65	3,868,600
Mar 31, 2005	USD $ 0.90	USD $ 0.66	2,043,400
Feb 28, 2005	USD $ 1.01	USD $ 0.67	2,848,300
Jan 31, 2005	USD $ 1.14	USD $ 0.57	1,428,400
Dec 31, 2004	USD $ 0.70	USD $ 0.46	575,000

For the period of the start of trading to December 31, 2004, the following table following table sets forth the high and low sale prices

Period from March 12, 2004 (start) to December 31, 2004	High	Low	Volume

	USD $ 1.45	USD $ 0.30	10,711,556

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

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

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

Item 10 – Additional Information

Share Capital

Our authorized share capital as at December 31, 2004 was 150,000,000 common shares without par value. Our issued and outstanding share capital at December 31, 2004 was 37,833,800. At June 15, 2005 our issued and outstanding share capital was 39,961,058.

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

Pursuant to the laws of British Columbia, the province has enacted a new company act, the Business Corporations Act. We registered our transition documents with the registrar of companies, we obtained shareholder approval at the June 30, 2004 Annual General Meeting to change to the provisions of the new company act and we filed on August 9, 2005 to be registered under the new company act. Our new articles (“Articles”) contain the following provisions:

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

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

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

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

(iii)

No dividend shall bear interest.

General Meetings

(i)

Each year we hold a general meeting as the annual general meeting in addition to any other meetings in that year, and not more than 13 months shall elapse between the date of one annual general meeting and that of the next. The annual general meeting shall be held at such time and place, as the Directors shall appoint.

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

Audit Committee Members:

1.

Stan Lis

2.

Robert Wooldridge – independent director with financial experience

3.

Robert Wussler – independent director with financial experience

Our board of directors has established a compensation committee to review remuneration paid to senior officers of the Company.

Compensation Committee Members:

1.

Stan Lis

2.

Adam Wojcik

3.

Robert Wussler

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

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

Corporate Governance Committee

1.

Stan Lis

2.

Iwona Kozak

3.

Robert Wooldridge

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

An acquisition of control of a company by an amalgamation, merger, consolidation or corporate reorganization following which the control of the Company remains unchanged.

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

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

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

We do not believe the Company was a passive foreign investment company during the fiscal period ended December 31, 2001 or any other year.

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

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

Corporations are subject to corporate income tax at a rate of 19% in 2004 and in 2005.

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

Non-deductible expenditures

A Polish corporate may not deduct certain expenditures, including the following:

Costs of assets subject to depreciation,

Expenditure borne on abandoned investments,

Unrealised foreign exchange losses,

Non-public advertising costs in excess of 0.25 percent of turnover.

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

Value-Added Tax

VAT applies to the goods sold and the services provided. The standard rate is 22% and may be reduced to rate of 7% for e.g. food products, children's clothing, and other goods and services. Exports are not taxed, however a number of conditions must be met for export of services to have zero tax rate. Exempt from VAT are e.g. agricultural products and finance and insurance services.

Cable television services were subject to 22% VAT till 30 April 2004. Since 1 May 2004, cable television services are subject to 7% VAT.

Internet services were subject to 7% VAT till 30 April 2004. Since 1 May 2004, Internet services were either exempt from VAT for individual subscribers or subject to 22% VAT for the other subscribers. Since 1 March 2005, all Internet services are subject to 22% VAT.

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

We did not have any foreign currency derivatives outstanding at December 31, 2004. Accordingly, no market risk existed for such instruments at this date.

Rates of exchange of PLN/USD, PLN/EUR and PLN/CAD in the years 2003-2004

	31 December 2004	Average Rate for 2004	31 December 2003	Average Rate for 2003
USD	2.9987	3.6523	3.7569	3.8887
EUR	4.0914	4.5338	4.7175	4.400
CAD	2.4898	2.8049	2.9029	2.7850

The effect of foreign currency fluctuations has affected the book value of property, plant and equipment and intangibles. The value of the property, plant and equipment was $7.2 million at December 31, 2003 or approximately 20.9 million zloty. This same value at December 31, 2004 translates in the financial statements at a rate of 2.4898 approximately $8.4 million. See note 11 in the financial statements that gives an analysis of the cumulative translation account.

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

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

The changes in warrants were as follows:		Number of common shares permitted to be purchased
	Number of warrants		Price per share	Expiry date	Fair value of Warrants
Total balance December 31, 2002	4,530,391	4,029,749			$ 2,740,669
Expired	(701,286)	(350,644)	1.80	28-Dec-03	$ (228,318)
Exercised	(702,526)	(702,526)	$ 1.80	28-Dec-03	$ (486,904)
Total Balance December 31, 2003	3,126,579	2,976,579			$ 2,025,447

Outstanding December 31, 2003	300,000	150,000	1.80	28-Dec-04	103,962
	2,701,579	2,701,579	1.80	28-Dec-04	1,872,405
	125,000	125,000	2.25 USD	28-Dec-04	49,080
Total Balance December 31, 2003	3,126,579	2,976,579			$ 2,025,447
Expired	nil
Exercised	nil
Total Balance December 31, 2004	3,126,579	2,976,579		28-Dec-05	$ 2,025,447

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

Not applicable

ITEM 14 – Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

IITEM15 - Disclosure Controls and Procedures

Within 90 days prior to the date of this report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the Annual Report on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. The evaluation was performed with the participation of each senior manager who reports to our Chief Executive Officer and under the supervision of our Chief Executive Officer (CEO), Stan Lis. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including the CEO and our Chief Financial Officer, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. Therefore, no corrective actions were taken.

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

Under Sarbanes-Oxley and in view of the attestation requirement where the Company’s auditor will be required to provide a report on management’s assessment of its internal control over financing reporting, the Company is preparing to implement fully assessable procedures by the end of 2005. We are required to have attestation done for our year ended December 31, 2006.

In addition the audit committee is playing a larger role in this process. The primary roles and responsibilities of the Audit Committee include:

•

reviewing and recommending to the Board for approval, the Company’s annual financial statements and the related discussion and analysis of management;

•

reviewing and approving the Company’s interim financial statements (prior to their publication, filing or delivery to securityholders) and the related discussion and analysis of management;

•

reviewing and approving, as prescribed, other financial information;

•

evaluating and ensuring the independence of the Company’s auditor;

•

reviewing and pre-approving the terms of the annual external audit engagement plan, as well as non-audit services the auditor is to perform; reviewing results of external audit activities;

•

reviewing the Company’s ongoing relationship with its auditor;

•

reviewing and assessing regularly:

o

the quality and acceptability of accounting policies and financial reporting practices used by the Company;

o

any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Company;

o

any new or pending developments, in accounting and reporting standards that may affect the Company;

•

reviewing and obtaining reasonable assurance that the Company’s internal financial control and information systems are properly designed and effectively implemented to produce accurate, appropriate and timely financial information;

•

receiving a report on the Company’s material subsidiaries concerning any material non-routine structures; reviewing corporate policies within the scope of its responsibility and monitoring compliance with such policies;

•

in respect of matters within the Audit Committee’s purview and delegation, assisting the Board in its oversight of the Company’s compliance with legal and regulatory requirements; and,

•

reporting to the Board at each regularly scheduled meeting following any Audit Committee meeting.

The Audit Committee has the authority to engage independent counsel and other advisers having special competencies, as it determines necessary to carry out its duties, and it determines the appropriate amount of funding the Company is to provide for compensation of such advisors. Since the commencement of the Company's most recently completed financial year, the Audit Committee has not made any recommendations to nominate or compensate an external auditor which were not adopted by the board of directors of the Company.

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

The chairman of our audit committee is Mr. Robert Wooldridge. Mr. Wooldridge is an independent director of the Company and he is a chartered accountant. His attributes as an audit committee expert are:

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

A copy of the Code of Ethics is available upon request.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the financial years ended 2003 to 2004 we employed the following auditing firms. Their remunerations and services performed are as follows:

Year ended December 31, 2004

Firm	Services	Fees
MacKay LLP, Chartered Accountants	Audit services Other fees	$50,000 CDN $2,000 CDN

Year ended December 31, 2003

Firm	Services	Fees
MacKay LLP, Chartered Accountants	Audit services Disbursements	$60,000 CDN $5,286 CDN

PART III

ITEM 17 - FINANCIAL STATEMENTS

See Financial Statements attached hereto.

ITEM 18 - FINANCIAL STATEMENTS

Not applicable.

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements

1.

Auditors’ Report;

2.

Consolidated Balance Sheet;

3.

Consolidated Statement of Operations and Deficit;

4.

Consolidated Statement of Cash Flow; and

5.

Notes to Consolidated Financial Statements.

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

Exhibits

1.

Articles

99.1

2.

Financial statements

99.2

3.

Certifications

99.3

4.

Certifications

99.4

5.

Auditors consent

99.5

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual statements to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:

ON BEHALF OF THE COMPANY,

STREAM COMMUNICATIONS NETWORK, INC.

Per:

“Casey Forward”

    Casey Forward, Chief Financial Officer

-- Form 20-F  --

-- Stream Communications Network, Inc.  --