Form 20-F/A
STREAM COMMUNICATIONS NETWORK & MEDIA INC.
filed 2005-11-16
CIK 1125670

I

United States Securities and Exchange Commission

Washington, DC  20549

FORM 20-F/A

AMENDMENT #1

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

FORM 20-F

INDEX

NOTES TO THIS AMENDMENT #1

1

PART 1

1

Item 3 – Key Information

1

A. Selected Financial Data

1

Financial Highlights

1

Item 5 – Operating and Financing Review and Prospects

2

Liquidity, Capital Resources and Subsequent Events

2

IITEM15 - Disclosure Controls and Procedures

3

SIGNATURE PAGE

5

-- Form 20-FR  --

-- Stream Communications Network, Inc.  --

Notes to this amendment #1

Stream Communications Network & Media Inc. are filing this Amendment No. 1 on Form 20-F/A to their Annual Report on Form 20-F for the fiscal year ended December 31, 2004, which was originally filed with the Securities and Exchange Commission on June 30, 2005, to amend Items 3, 5 and 15, each of which is amended by replacing such Item in its entirety.

•	Item 3 has been corrected to show net income for the year ended December 31, 2002 to include foreign exchange income as part of comprehensive income.

•	Item 5, “Liquidity, Capital Resources and Subsequent Events”, has been amended to indicate the likelihood of the Company being able to achieve its plans to raise funds.

•	Item 15 has been amended to restate the scope and content of control and procedures described.

The Annual Report, as amended by this amendment, continues to speak as of the date of its original filing, and the Company has not updated the disclosure as of a later date.”

PART 1

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

	Year ended December 31,	Year ended December 31,	Year ended December 31,	Two months ended December 31,	Year ended October 31,
	2004	2003	2002	2001	2001
	$CDN	$CDN	$CDN	$CDN	$CDN
Revenues	4,415,461	3,700,160	3,736,716	639,871	2,079,504
Net income (loss) from continuing operations
Canadian GAAP	(6,564,715)	(6,254,620)	(3,626,325)	(773,491)	(2,301,619)
US GAAP	(5,248,173)	(8,064,275)	(3,051,713)	(773,491)	(2,301,619)
Net income (loss) from discontinued operations
Canadian GAAP	-	-	(2,362,877)	(267,198)	(2,231,941)
US GAAP	-	-	(2,362,877)	(267,198)	(1,097,691)

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

Income (loss) per share
Canadian GAAP	(0.22)	(0.21)	(0.21)	(0.05)	(0.21)
US GAAP	(0.17)	(0.27)	(0.19)	(0.04)	(0.16)
Total assets
Canadian GAAP	14,131,087	10,204,158	17,582,966	16,222,495	15,055,326
US GAAP	14,131,087	10,204,158	17,582,966	16,222,495	15,055,326
Net assets
Canadian GAAP	4,553,393	4,934,090	11,733,817	13,375,490	12,724,982
US GAAP	4,553,393	4,934,090	11,733,817	13,375,490	12,724,982
Long-term debt	814,707	67,997	52,975	-	–
Capital stock	36,005,421	33,209,455	31,229,685	26,110,367	21,310,084
Cash dividends declared	-	-	-	-	–
Weighted average number of common shares outstanding	30,027,489	29,333,427	28,023,911	22,163,416	21,837,002

Item 5 – Operating and Financing Review and Prospects

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

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

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

The ability of the Company to raise the capital needed and desired is not known. The auditors have indicated that there is no assurance that the Company will be successful in raising adequate financing and continue as a going concern and that the values used in the financial statements are based on the assumption of the Company continues as a going concern.

The Company has been able to raise equity money in the past, of which the majority has been spent on acquisitions. During the past three years, the Company has raised some $10.8 million of which $9.6 was invested into the acquisition of cable TV subscribers. This has left the Company with a negative working capital position of $2.8 million and some $4.2 million in debt to a former related party. It may be possible to convert some of the debt into equity shares, but no arrangements have been made.

If the Company cannot raise the necessary capital it may have to sell some of its cable assets. The viability of the Company is based on its cable assets and the revenue from operations. The Company has excess capacity put in place to handle additional subscribers and would have to reduce this and other costs in head office to reduce expense to try to find a profitable operating level. This may be impossible and the Company may be forced to liquidate if funding or profitability cannot be found.

IITEM15 - Disclosure Controls and Procedures

Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by our company in the reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

Although our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Our disclosure controls and procedures are designed to provide a reasonable level of assurance of reaching our control objectives.

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

-- Form 20-F  --

-- Stream Communications Network, Inc.  --

has not made any recommendations to nominate or compensate an external auditor which were not adopted by the board of directors of the Company.

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amendment No. 1 to this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:

November 9, 2005

ON BEHALF OF THE COMPANY,

STREAM COMMUNICATIONS NETWORK, INC.

Per:

“Casey Forward”

    Casey Forward, Chief Financial Officer

5

-- Form 20-F  --

-- Stream Communications Network, Inc.  --