Form 20-F
STREAM COMMUNICATIONS NETWORK & MEDIA INC.
filed 2006-06-12
CIK 1125670

United States Securities and Exchange Commission

Washington, DC  20549

FORM 20-F

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

[x ]

ANNUAL REPORT PURSUANT TO SECTIONS “13” OR “15(d)” OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended ………December 31, 2005…………………………………

OR

[ ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from …………………………………………………………….…

OR

[ ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

Commission file number:           0-30942

STREAM COMMUNICATIONS NETWORK & MEDIA INC.

________________________________________________________________________

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 1400 – 400 Burrard Street

Vancouver, British Columbia, V6C 3G2

(Address of principal executive offices)

__________

-- Form 20-FR  --

-- Stream Communications Network & Media, Inc.  --

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

 47,952,901 common shares at December 31, 2005

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

Item 17

Item 18         ✓

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes:

No:        ✓

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes:

No:        ✓

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer

          Accelerated Filer           Non-Accelerated Filer          ✓

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes:

No:         ✓

- Form 20-F  --

-- Stream Communications Network & Media, Inc.  --

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

Contractual Obligations and Loans payable

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

PART III

ITEM 17 - FINANCIAL STATEMENTS

ITEM 18 - FINANCIAL STATEMENTS

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements

EXHIBITS

12.1

Certification pursuant to Section 302 of the Sarbanes-Oxley Act by CEO

12.2

Certification pursuant to Section 302 of the Sarbanes-Oxley Act by CFO

13.1

Certification pursuant to Section 906 of the Sarbanes-Oxley Act by CEO and CFO

SIGNATURE PAGE

-- Form 20-FR  --

-- Stream Communications Network & Media, Inc.  --

CONVERSION TABLE

For ease of reference, the following conversion factors are provided:

1 mile = 1.6093 kilometres	1 metric ton (tonne) = 2,205 pounds
1 foot - 0.305 metres	1 troy ounce = 31.103 grams
1 acre = 0.4047 hectare	1 imperial gallon = 4.546 litres
1 long ton = 2,240 pounds	1 imperial gallon = 1.2010 U.S. gallons

GLOSSARY OF NAMES AND TERMS

Broadband	Broadband refers to telecommunication that provides multiple channels of data over a single communications medium, typically using some form of frequency or wave division
CATV	Community Antenna Television, the original name for Cable TV.
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
PIKE

The Polish Cable Communications Chamber of Commerce with headquarters in Warsaw unites 136 companies. Its members are cable TV operators representing over 80% of the domestic cable TV market as well as manufacturers and distributors of equipment and services used by operators in their business activity. Services rendered by operators - members of the Chamber - are used by 4.5 million households in the whole country. PIKE is a member of the National Economic Chamber and the European Cable Communication Association.

Rzeszów	A city, capital of Podkarpackie Province in southeastern Poland. Population 160,000.
Silesia	Region in Southwest Poland bordering on the Sudety Mountains
UKE	Office of Electronic Communications in Poland.
UOKiK	Office of Competition and Consumer Protection in Poland.
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

Wroclaw	A city of southwest Poland on the Oder River, assigned to Poland by the Potsdam Conference (1945). Population, 641,000.

-- Form 20-F  --

-- Stream Communications Network & Media  Inc.  --

FORWARD-LOOKING STATEMENTS

Stream Communications Network & Media Inc. (“we”, “us” and “our”, as the context requires) (the “Company”) cautions you that certain important factors (including without limitation those set forth in our Form 20-F) may affect our actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual statement, or that are otherwise made by us or on our behalf. For this purpose, any statements contained in this annual statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “except,” believe,” anticipate,” “intend,” “could,” estimate,” or “continue,” or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

PART 1

Item 1 – Identity Of Directors, Senior Management and Advisers

Not applicable

Item 2 - Offer Statistics and Expected Timetable

Not applicable

Item 3 – Key Information

A. Selected Financial Data

Financial Highlights

The following table sets forth our selected consolidated financial data for the years ended December 31, 2005, December 31, 2004, December 31, 2003, December 31, 2002, and the two months ended December 31, 2001 prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). This selected consolidated financial data include the accounts of the parent and our subsidiaries.

	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,	Two months ended December 31,
	2005	2004	2003	2002	2001
	$CDN	$CDN	$CDN	$CDN	$CDN
Revenues	5,826,112	4,415,461	3,700,160	3,736,716	639,871
Net income (loss) from continuing operations
Canadian GAAP	(5,811,359)	(6,564,715)	(6,254,620)	(3,626,325)	(773,491)
US GAAP	(4,707,799)	(5,248,173)	(8,064,275)	(3,626,325)	(773,491)
Net income (loss) from discontinued operations
Canadian GAAP	-	-	-	(2,362,877)	(267,198)
US GAAP	-	-	-	(2,362,877)	(267,198)
Income (loss) per share
Canadian GAAP	(0.14)	(0.22)	(0.21)	(0.21)	(0.05)
US GAAP	(0.11)	(0.17)	(0.27)	(0.19)	(0.04)
Total assets
Canadian GAAP	13,112,108	14,131,087	10,204,158	17,582,966	16,222,495
US GAAP	13,112,108	14,131,087	10,204,158	17,582,966	16,222,495
Net assets
Canadian GAAP	4,178,167	4,553,393	4,934,090	11,733,817	13,375,490
US GAAP	4,178,167	4,553,393	4,934,090	11,733,817	13,375,490
Long-term debt	4,873,760	5,051,009	67,997	52,975	-
Capital stock	41,129,499	36,005,421	33,209,455	31,229,685	26,110,367
Cash dividends declared	-	-	-	-	-
Weighted average number of common shares outstanding	42,953,922	30,027,489	29,333,427	28,023,911	22,163,416

Exchange Rates

In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars (“CDN”). Equivalents will be given in U.S. dollars (“USD”) or Polish zloty (“PLN”), or Canadian dollars where the first currency stated indicates that a contract, a fee or agreement was made pursuant to a currency other than the Canadian dollar.

Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar.  The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from November 1, 2001 to December 31, 2005 were as follows:

U.S. DOLLARS PER $1.00 (CDN.)

	Year ended December 31,	Year ended December 31,	Year ended December 31,	Two months ended December 31,	Year ended October 31,
	2005	2004	2003	2002	2001
High	.8748	.8532	.7747	.6653	.6418
Low	.7851	.7138	.6327	.6175	.6227
Average	.8262	.7701	.7163	.63724	.6306
End of Period	.8580	.8303	.7727	.6344	.6287

The high and low exchange rates for Canadian dollars, expressed in U.S. dollars, for each month from January 1, 2006 to May 31, 2006 were as follows:

U.S. DOLLARS PER $1.00 (CDN.)

Monthly

	January 2006	February 2006	March 2006	April 2006	May 2006
High	.8746	.8788	.8850	.8957	.9115
Low	.8475	.8610	.8512	.8493	.8872

In this report, several references are made to business in Poland and the Polish currency, the zloty. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Polish zloty (zloty), expressed in U.S. dollars, from November 1, 2001 to December 31, 2005 were as follows:

U.S. DOLLARS PER 1 POLISH ZLOTY (zloty)

	Year ended December 31,	Year ended December 31,	Year ended December 31,	Two months ended December 31,	Year ended October 31,
	2005	2004	2003	2002	2001
High	.3442	.3366	.2825	.3065	.2538
Low	.2877	.2453	.2428	.2325	.2428
Average	.3099	.2757	.2577	.2463	.2468
End of Period	.3070	.3339	.2665	.2603	.2518

The high and low exchange rates for Polish zloty, expressed in U.S. dollars, for each month from January 1, 2006 to May 31, 2006 were as follows:

U.S. DOLLARS PER 1 POLISH ZLOTY (zloty)

Monthly

	January 2006	February 2006	March 2006	April 2006	May 2006
High	.3232	.3204	.3181	.3264	.3376
Low	.3052	.3098	.3013	.3022	.3194

On May 31, 2006 the Canadian dollar and the Polish zloty closed at the following rates:

$1.00 USD

= 1.10342 $ CDN

$1.00 USD

=  3.08089 Polish Zloty (zloty)

B. Capitalization and Indebtedness

N/A

C. Risk Factors

History of losses, likelihood of future losses and dependence on additional financing

We have not been profitable in the past. The aggregate of our net losses (accumulated deficit) of $42,401,086 CDN to December 31, 2005, has been financed by private placements and the exercise of stock options and warrants. We may not be profitable in the future.

The continued development and improvement of our business will require substantial amounts of additional financing. If we are unable to secure such financing on acceptable terms and on a timely basis, our financial results may be adversely affected.

In addition, our future prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing new businesses, which can be characterised by intense competition and rapidly changing events. Our auditors have included an explanatory paragraph regarding our ability to continue as a going concern in the notes to the financial statements for the year ended December 31, 2005. The financial statements have been prepared on a going concern basis, however, indicating that the concern is not a probability, but a possibility.

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

Loss of key personnel

We compete with other cable television providers for qualified operating, sales, marketing, administrative and technical personnel. Our success will significantly depend upon our ability to hire and retain such personnel. We may not be able to attract, recruit and retain sufficient qualified personnel. Furthermore, we are currently managed by a small number of key management and operating personnel. Our business success depends significantly on the efforts and abilities of these individuals. If we were to lose the services of key management and operating personnel, our business could be negatively affected unless suitable replacements were found.

Regulation and permitting requirements

Cable television operators in Poland are regulated by various regulatory bodies and are required to comply with laws providing for, among other things, intellectual property rights protections.

Cable operators are required to register at the Polish telecommunications regulatory (the “UKE”, The Telecommunication and Post Regulation Office).  UKE has the right to verify the technical quality of the networks.

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

We cannot be sure that existing laws and regulations affecting our operations, or the interpretation or enforcement thereof, will not change.  Some changes, including the implementation of new provisions in connection with Poland’s accession to the European Union, might have an adverse effect on our business. Changes could include rules restricting the prices that we may charge for cable television subscriptions or Internet access, or regulations concerning the level of fees we may be required to pay to organizations for collective copyright administration and protection.

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

Polish law at present does not contemplate cable operators entering into one agreement for each programme channel covering the copyrights of all material broadcast over that channel.  Instead, Polish cable operators, including us, must negotiate licence agreements with the associations responsible for the collective management of copyrights of a certain category, e.g. of directors, actors, composers (in exchange for a fee set by tariff).  Even if we enter into a licence agreement with an association for a given category, we cannot be assured that such an agreement will fully cover all copyrights and related rights with respect to such category.

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

Currency risk

We do not hedge currency risk. Our revenues are generated in zlotys, while our programming costs (constituting 19% compared to our revenues in 2005) and our expenditures for technical equipment purchases, among certain other costs, are denominated in foreign currencies. Accordingly, significant fluctuations of the zloty in relation to those currencies may adversely affect our business and our financial results.

Dilution of share capital

As at May 31, 2006, there exist options to purchase a total of 1,820,000 of our shares and warrants to purchase an additional 4,948,310 shares (6,768,310 shares in total). If all of these options and warrants were exercised, shares issued as a result of such exercise would constitute 17.0% of all of our outstanding shares. The exercise of these options and warrants and the resale of the resulting shares on a public market may adversely affect the market price of our shares and our ability to raise future equity financing upon favourable terms.

As of May 31, 2006, our constituent documents authorise the issuance of up to 150,000,000 shares of common stock. Consistent with our strategy, we may issue some or all of such shares to acquire one or more businesses or other types of property or to provide additional financing. In addition, we may grant additional options and issue additional warrants in the future. The issuance of those shares may result in a reduction of the market price of our outstanding shares. The issuance of any additional shares will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of our voting control.

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

On May 4, 1995 we changed our name to “Trooper Technologies Inc.” and on October 19, 2001 we changed our name to “Stream Communications Network, Inc.”. On August 9, 2004 we changed our name to “Stream Communications Network & Media Inc.” (“Stream”). We changed our year-end from October 31 to December 31 starting in 2001.

Our authorized capital is 150,000,000 common shares without par value.

Our registered office is Suite 703-938 Howe Street, Vancouver, British Columbia, V6Z 1N9, Canada. Our principal offices are located at 1400 – 400 Burrard Street, Vancouver, British Columbia, V6C 3G2, Canada, telephone (604) 669-2826.

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

We are a reporting issuer in the Province of British Columbia, Canada and our common shares are listed for trading on the OTC BB under the trading symbol “SCNWF”. Our shares also trade on the Frankfurt exchange under the symbol “TPJ”.

Office Space in Canada

We utilize about 1,000 square feet of office space in Vancouver, British Columbia. Our rent is $2,500 CDN per month. In addition, we pay approximately $2,000 CDN per month for office support that includes a photocopier, telephones, a fax machine, computers, printers, scanners, secretarial services, reception services and consumables.

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

Bielsat.com Sp. z o.o. (“Bielsat”)

Telewizja Kablowa Gimsat Sp. z o.o. (“Gimsat”)

ASK Stream Sp. z o.o.  (“ASK”)

Vega Sp. z o.o. (“Vega”)

Business Description

Stream Communications Network & Media Inc. and Stream Poland are collectively referred to as “Stream”. Stream provides cable television services and high-speed Internet access in the Polish districts of Slaskie, Malopolskie, Swietokrzyskie, and Podkarpackie through its hybrid fibre coax (“HFC”) networks.  Recently, it has also begun offering limited Internet telephony services based on Voice over Internet Protocol (“VoIP”). As of the release of the first quarter 2006 financials Stream has approximately 58,600 cable television subscribers, which represents a penetration rate of approximately 70% of homes passed in its network region. Cable television services accounted for over 92% of its consolidated net sales in 2004, and 87% in 2005 with internet services increasing to 11% in 2005. Stream has a growing number of Internet subscribers. The Company has been introducing high-speed Internet access to its networks and currently has 5,000 Internet subscribers along with 600 premium TV subscribers for total RGU’s to 64,250 subscribers.

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

Gimsat

Stream Poland owns 100% of Gimsat, having made the final payment in May 2004. On 5 June 2001 Stream Poland and the Gimsat Shareholders concluded the agreement to sell 0.21% of the Gimsat share capital and a preliminary agreement to sell to Stream Poland shares representing 99.79% of the Gimsat share capital.

ASK

ASK was purchased on May 5, 2004, wherein we paid some $200,000 for a 60% interest in share capital of ASK. ASK currently has approximately 1,300 Internet subscribers.

Miechowice

Some 4,300 CATV subscribers were purchased in September 2004 in the Bytom region. In April 2005 some 2,000 Internet subscribers were purchased in the same region.

Vega

 A 98% interest in Vega was purchased in October 2004 by Stream Poland to acquire some 4,200 subscribers. The balance of the ownership consisting of a 2% interest was acquired in 2005. A provision in the 2004 agreement allowed for the successful completion of a 10 year contract with an outside party that occurred in 2005 and formed part of the purchase price in 2005.

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

Despite these developments, the Polish cable television market remains underdeveloped.  According to the PIKE, there are currently about 500 operators with 1,086 networks providing services to 4.5 million of the country’s 12.5 million TV-homes, of which 70% are passed by cable.  The average monthly salary for the year ended December 31, 2005 was just over Cdn $1,100, while the average monthly cable subscription rates of the five biggest Polish cable operators was approximately Cdn $16.00 (including VAT).

Stream believes that there is significant potential for further consolidation among Polish cable television providers. Stream believes that currently the top twelve operators (including Stream) control approximately 65% of the built-out market, with the remaining 35% serviced by about 500 operators.  Stream expects consolidation among these providers, particularly as smaller operator’s face the regulatory compliance burdens of being required to meet minimum cable television network technical standards and pay for programming produced by others.

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

The frequency spectrum is divided into different bands that are allocated by the applicable Polish  regulatory body (UKE) for the use of telecommunications operators.  The following bands are available to cable television operators:

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

At present, 81% of Stream Poland’s networks are engineered for the 862 MHz bandwidth, 14% operate at the 606 MHz bandwidth and 5% operate at 550 MHz.  Stream Poland estimates that, by the end of 2006, 95% of its networks will have been upgraded to the maximum 862 MHz bandwidth.

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

Stream Poland’s customer base and market share

Stream Poland has a total of approximately 58,600 CATV subscribers, which, as Stream Poland estimates, represents a seven percent market share in the districts in which Stream Poland operates.  Nearly all of Stream Poland’s customers are in MDUs.  As of the end of December 2005, Stream Poland’s penetration rate, calculated as the number of Stream Poland’s subscribers divided by the number of homes passed by Stream Poland, was approximately 70%.  Stream Poland has generally been able to improve upon the penetration rates of it’s acquired companies shortly after their acquisition.

Stream Poland experienced customer churn of approximately 9.60% in 2005 (an average of 0.8% per month), approximately 10.18% in 2004 and approximately 11.45% in 2003.

Stream Poland’s primary market is located in south-eastern Poland and includes the following districts: Slaskie, Malopolskie, Swietokrzyskie and Podkarpackie.  The map below illustrates the locations of Stream Poland’s cable television networks.

Locations of Stream Poland’s cable television networks

Please see exhibit 99.1 for Map

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

Telecommunications law

All Polish telecommunications activities are regulated by under the Polish Telecommunications Act, which took effect on September 3, 2004. The Telecommunications Act imposes regulations on telecommunications activities and technical requirements for equipment to be used for telecommunications activities.  The term “telecommunications activity” is defined as business activity consisting in the provision of telecommunications services, the provision of telecommunications networks or associated facilities.  Moreover, the Telecommunications Act contains detailed provisions concerning telecommunications permits, radio permits, frequency usage, telecommunications secrecy, the  connection of networks, the co-operation of operators, telecommunications infrastructure and the functioning and organization of the Office of Electronic Communications  (“UKE”), among other provisions. The Telecommunications Act replaced provisions concerning telecommunications activities contained in the Communications Act of July 21, 2000.

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

The Telecommunications Act does not separately regulate Internet telephony services, because these services are considered data transmission services rather than the operation of a public telephone network. As described above, Stream Poland needs only to notify UKE that it is providing such services. Since UKE’s President did not object to Stream Poland providing these services, Stream Poland is permitted to provide them throughout Poland.

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

Competition and the Telecommunications Act

The Telecommunications Act contains several provisions applicable to entities that hold a dominant or significant market position.  Whether a public operator holds a dominant position in a given market is determined under the provisions of the Competition Protection Act.  In order to establish whether a cable operator holds a significant market position in a given market, a cable operator must have a market share of at least 25%.  On the basis of certain criteria, it is also possible to establish that a cable operator whose market share is less than 25% holds a significant market position.  The President of UKE, acting jointly with the President of UOKiK, decides whether a cable operator in a given area holds a dominant or significant market position.

The Telecommunications Act imposes several obligations on cable operators that hold dominant or significant market positions.  Such obligations, depending on the position of such operator, may include submission to the review of common services agreements (and amendments thereto) or of bylaws for the provision of common services (and amendments thereto).  Such obligations may also include following certain procedures to establish rates for common services or that require that services be provided in accordance with certain rules.  In connection with such obligations, the President of UKE may use several means of enforcement against operators holding a significant market position.

The President of UKE publishes a list of operators that hold a significant and dominant position once a year. Stream is not yet on this list.

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

Adam Ilczuk

- President and CEO

Supervisory Board:

Stream Poland ’s Supervisory Board currently comprises of the following members:

Jan S. Rynkiewicz

Zbigniew Tragarz

Krzysztof Czwartkiewicz

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

Polvoice’s business objective was to become an Internet, data transmission, and VoIP provider in Poland. Polvoice services did include VoIP services, data transmission, teleconferencing, web site development, and maintenance.  Polvoice is presently inactive, but the Company may launch new activities sometime in the future.

Item 5 – Operating and Financing Review and Prospects

Overview

We prepare our financial statements in Canadian dollars and in accordance with Canadian GAAP reconciled to US GAAP.

Our core business is considered to be our cable TV operations. At December 31, 2005 some $13 million CDN had been spent on the acquisition of cable television network equipment and $7.6 million CDN on the acquisition of licenses and subscribers. Our future business growth is expected to consist of buying subscribers from independent operators, building networks in areas where existing operators are unwilling to sell us their subscribers, buying interests in existing cable operations and reconstructing old systems by preparing them for the transmission of new services, including pay-per-view, internet, and video-on-demand.

Results of Operations

Year ended December 31, 2005 compared to the year ended December 31, 2004

Revenue increased by 31.7% in the current year as compared to 2004. We are continuing to make acquisitions of subscribers; we will build out and offer new services; and increased channels for viewing and spend money on marketing campaigns. This year we have acquired approximately 8,100 subscribers. The average number of RGU’s during 2005 was 60,700, as compared to 2004 where the average number was 48,600. At the end of 2005 the total number of RGU’s was approximately 64,250.

Loss from operations for the year (before amortization and other items) was $3,079,495. Included in the loss are stock-based compensation charges of $873,983 being a non-cash expense created from the granting of stock options in 2005. Adjusting for stock-based compensation, there would be a loss from operations of some $2,258,512. The investor relations campaign was costly and it did not produce any immediate results. The program did create a lot of awareness however. It is unknown as to the long-term benefits. The expenses of running a head office in Vancouver excluding investor relations costs amounted to approximately $2 million. This includes the cost of settlement of the departure of the president for a cost of approximately $210,000. Removing the cost of head office in total gives a positive EBITDA of $1.377 million from operations. Although the cost of a head office cannot be removed in total, a combination of reduced costs in Vancouver and Poland can make a significant difference. It is the company’s objective to reduce as many costs as possible in 2006.

Summary of Quarterly Results

Results for the eight most recently completed quarters are summarized as follows:

	Total revenues	Net loss for the period	Net loss per share (basic and diluted)
December 31, 2005	$1,507,689	$826,874	$0.01
September 30, 2005	1,435,392	859,350	0.02
June 30, 2005	1,445,359	1,517,202	0.04
March 31, 2005	1,437,672	2,607,933	0.06
December 31, 2004	1,411,170	3,401,606	0.11
September 30, 2004	1,063,836	186,628	0.01
June 30, 2004	1,078,645	2,693,005	0.09
March 31, 2004	861,810	283,476	0.01

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

Liquidity, Capital Resources and Subsequent Events

Our working capital deficiency as at December 31, 2005 was $2,552,173. At December 31, 2005 we had a bank credit facility in Poland of $500,000 USD. The working capital at December 31, 2004 was a negative $2,845,579 thus there is a slight improvement in working capital. This improvement was a result of private placements and shares being issued for services.

The Company had announced a private placement of up to 1,500,000 units ("Unit") at a price of $0.75 USD per unit. Each Unit was comprised of one common share and one half non-transferable share purchase warrant, with each two warrants entitling the holder to purchase an additional common share of the Company at a purchase price of $1.00 USD per common share for a period of two years. The private placement was subject to a repricing and was closed at a rate of $0.60 USD per unit with the warrant share price at $0.80 USD expiring on August 31, 2007. A total of 2,052,600 units were sold.

On September 30, 2005 a private placement was closed for 4 million shares at a price of $0.1875 USD per share for total proceeds of $750,000 USD (equivalent to $870,000 CAD).

In addition a private placement for 1,344,014 units was completed at $0.1875 USD per unit.  Each unit  was comprised of one common share and one half non-transferable share purchase warrant, with each two warrants entitling the holder to purchase an additional common share of the Company at a purchase price of $0.28 USD per common share for a period of two years.

From the proceeds of private placements, the loan of $650,000 from Quest Capital Corp. was paid in full.

In addition to private placements, and an effort to reduce debt and pay for services, 2,492,292 shares were issued for wages, legal services and interest expense. The acquisition of the Vega network was paid partly in cash and the issuance of 2,140,229 shares. Other issuances of shares were the exercise of stock options for 340,000 shares and 691,966 shares to repay short-term loans. With the acquisition of Vega additional revenue from this acquisition started on October 1, 2005.

Stream has identified and assessed several target acquisition networks in Poland. Stream is considering financing proposals, both equity and debt, to move ahead to the next level. Presently Stream has some 65,000 subscribers, a sufficient number of subscribers to produce a cash flow to cover normal operating expenses. This means that additional subscriber numbers will create cash flow to sustain debt, a new milestone for the Company.

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

Most of the capital flowing into Stream during 2004 was loans of some $4 million from Edward Mazur, a former director. Mr. Mazur loaned the sum of some $3.4 million USD of which $2 million USD is secured by certain Polish cable TV networks.

In December 2004, Stream borrowed the sum of $650,000 from Quest Capital Corp. (“Quest”) to cover short-term needs. This loan was to be have been repaid on or before June 30, 2005. The loan was personally guaranteed by Stan Lis, Casey Forward and Edward Mazur. In addition, Quest had a general security over the assets of Stream and 3 million shares of Stream as collateral security. The loan attracted interest at 1% per month, with interest payable monthly. A fee of 175,000 shares of Stream was paid to Quest as a loan fee. Quest agreed to a further extension to September 30, 2005 at which time the loan was repaid.

We continue to raise cash from equity sources and we will continue with this program until we achieve sufficient cash flow to allow for debt financing and debt servicing. We believe the Company is at the threshold of being able to make acquisitions by way of debt financing.

Subsequent to December 31, 2005, on February 27, 2006 a private placement was completed for the issuance of 2,366,666 shares, at a price of $0.1875 USD per unit comprised of one common share and a non-transferable share purchase warrant, where two warrants entitled the holder to purchase an additional common share of the Company at a purchase price of $0.28 USD per common share for a period of two years.

Subsequent to December 31, 2005 on March 24, 2006 a private placement was completed for the issuance of 1,733,333 units. Each unit is comprised of one common share and a non-transferable share purchase warrant at a price of $0.1875 USD per unit, where two warrants entitle the holder to purchase an additional common share of the Company at a purchase price of $0.28 USD each for a period of two years.

Subsequent to December 31, 2005 on May 8, 2006, a private placements with two placees was completed for a total of 2,400,000 units at $0.15 USD per unit for total proceeds of $360,000. Each unit consists of one common share and a one-half warrant, wherein one warrant will enable the holder to purchase one common share at $0.225 USD for a period of two years.

Subsequent to December 31, 2005, on February 27, 2006, shares for a total of 240,000 have been issued for a debt of $51,710. On April 19, 2006, shares for a total of 105,000 have been issued for a debt of $22,500. On May 8, 2006, shares for a total of 350,000 have been issued for services of $58,625.

Investor Relations

In the period from March to May 2005 Stream embarked on an investor relations campaign. This is an area that has not received any specific funding in the past, but the Company felt it was necessary to start branding with investors and make investors aware of the goals of Stream. The total budget planned for 2005 was some $2 million. For the year ended December 31, 2005, the Company has spent $1,460,977 on investor relations. This included a new website and new corporate design materials, printing and mailing costs, and corporate development programs. The program did not produce the results expected to date, and the program has been terminated. The program has resulted in increased investor awareness that with positive corporate news could result in increased investment.

Contractual Obligations and Loans payable

Contractual obligations at December 31, 2005 are as follows:

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	4,917,344	131,771	4,818,259	55,501	Nil
Capital lease obligations	256,782	168,595	88,187	nil	nil

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

Changes in Accounting Policies including Initial Adoption

There was no change in accounting policies in 2005. Effective January 1, 2003, the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after January 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards are calculated using the Black-Scholes option-pricing model ("Black-Scholes"). Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was only recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that options are granted.

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

Directors and Senior Management

The Company
Iwona Kozak	President, Director
Robert Wussler	Chairman of the Board, Director
Jan Rynkiewicz	Director
Tomasz Tur	Chief Financial Officer
Stream Communications Sp. z o.o.

Adam Ilczuk	President
Dariusz Bigaj	Chief Financial Officer
Zbigniew Tragarz	Supervisory Board
Krzyztof Czwartkiewicz	Supervisory Board
Jan Rynkiewicz	Supervisory Board

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

Jan Rynkiewicz became a Director of the Company on January 18, 2006, having previously been a director from April 24, 1998 to February 1, 2002 and from May 29, 2003 to May 31, 2004. A graduate of the School of Banking and Insurance in Warsaw, Jan Rynkiewicz moved to the UK in 1974, residing there for the next sixteen years. In 1977, he founded Courtfield Construction Ltd., a London-based building construction company.  From 1986 through 1993, Mr. Rynkiewicz became an associate of Invesco in Poland and serves as Chair of the Board of Directors of Castle holding Ltd. of Warsaw, a consulting company with expertise in facilitating development of Polish industry privatization. Mr. Rynkiewicz was notably President of Zywiec S.A. (one of Poland’s brewing group) during a period when this company successfully undertook an expansion program, secured Heineken as a major strategic investor, and became a capitalized company on The Warsaw Stock Exchange.

Adam Ilczuk brings more than ten years of experience in the telecommunications / multimedia business. Most recently, throughout 2004 and 2005, Mr. Ilczuk worked in Russia as the Commercial Director of Comcor-TV and as Vice President of Sales and Marketing of its holding company Moscow CableCom Corp. Mr. Ilczuk managed the project of wiring the city of Moscow to provide broadband services including cable television, high-speed Internet access and IP-based telephony to residential and business customers. Previously, Mr. Ilczuk spent 6 years working initially as a Financial Director, and later as Business Development Director and Regional Director for United Pan-Europe Communications (UPC) in Poland, and its predecessor company, Polska Telewizja Kablowa (later called @Entertainment). Mr. Ilczuk grew the business in one of his regions from 15,000 to 240,000 subscribers through aggressive acquisitions and new construction while raising the ARPU by over 200%. @ Entertainment was acquired in June 1999 by UPC, the largest cable operator in Europe for $1.1 billion. Mr. Ilczuk holds an MBA in Finance from the University of New Haven. Mr. Ilczuk also attended the Warsaw School of Economics, where he studied International Business. He is also fluent in English, Polish, German and Russian.

Tomasz Tur – Appointed on June 1, 2006, has over ten years of professional experience in private equity, venture capital, corporate finance, M&A transactions, start-ups, turn-around and crisis management across a range of various businesses. Focus on origination, structuring and transaction execution. Direct experience in company management and restructuring as well as turn-around and financial management. Exposure to information technology and high-tech sectors. From April 2004 to March 2006, Mr. Tur was with Deloitte (Financial Advisory Services Group) as Manager of the Deloitte FAS department focusing on corporate finance services to broad range of clients and sectors in Central & Eastern Europe.

Darek Bigaj - With Stream Communications Poland since June 2000. Duties: managing 7 people, implementation of SUN accounting system and management accounting. For all subsidiaries: reporting, controlling, cash flow analysis, planning and budgeting, implementation of internal control procedures, quarterly preparation of consolidated financial statements, development of central accounting department for the whole group. Due diligence review and analysis of targets considered to be taken over. From September 1996 to 2000 worked at PricewaterhouseCoopers Warsaw Poland as a Senior Associate in audit department. Main projects were connected with the audit of join stock companies WSE) carried out according to both Polish and International Accounting Standards. Graduated from MBA in School of Business at Warsaw University of Technology in 1996. A Graduate of the Mining and Metallurgy University of Technology in Krakow (AGH), engineer faculty of Mining and Geology.

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

The following table details the compensation paid to our executive officers for the year ended December 31, 2005

Summary Compensation Table
Name	Salary ($CDN)	Bonus ($)	All Other and annual Compensation and LTIP Payouts ($CDN)	Securities under Option	Restricted Shares or Restricted Share Units
Stanislaw Lis *	$66,895	Nil	$240,444	600,000	Nil
Iwona Kozak *	$104,895	$50,000	$30,087	250,000	Nil
Adam Wójcik *	$83,990	Nil	$39,480	450,000	Nil
Casey Forward *	$96,000	Nil	$2,387	400,000	Nil

*

•

A number of changes have taken place recently in the management of the Company. On August 15, 2005 Stan Lis resigned as CEO, President and a director. Iwona Kozak was appointed president on August 15, 2005.

•

On March 31, 2006 Adam Wojcik left the Company as was replaced by Adam Ilczuk.

•

On May 31, 2006 Casey Forward was replaced by Tomasz Tur as the Chief Financial Officer.

•

On June 5, 2006 the Company announced that the head office would be relocated from Vancouver, British Columbia, Canada to Warsaw, Poland reflecting the obsolescence of the Vancouver office and the need to be more centrally located.

Management Contracts

The Company has signed on August 15, 2005 an employment agreement with Iwona Kozak as President of the Company at an annual salary of $120,000 per annum for period of five years. In addition to the annual salary, she shall be entitled to a 50% bonus of the basic salary in the absolute discretion of the Board of Directors. She is also entitled to receive an annual fee of $15,000 USD as a base director’s fee and an additional fee of $1,500 USD per board meeting held outside her place of residency. The Company shall lease a vehicle not exceeding $900 per month. If Ms. Kozak dies or becomes permanently of totally disabled and the Company terminates her agreement, she is entitled to receive a one-time payment of $100,000.

Directors’ fees

Independent directors are paid an annual fee of $15,000 USD as a base director’s fee and an additional fee of $1,500 USD per board meeting held outside their place of residency. The Chairman is paid a base director’s fee of $35,000 USD.

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

The Board of Directors is also exclusively entitled to determine the purchase price of shares by option holders.

Employees

The average number of employees was as follows:

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Parent	3	5	3
Stream	81	76	75

ITEM 7 – Major Shareholders and Related Party Transactions

Major Shareholders

To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

As at the date of this annual statement the following persons or groups are known to us to each own more than 10% of our issued and outstanding common shares, which as of May 31, 2006 was.

Name and Address of Shareholder	Number of Securities owned	Percentage of Securities owned
CDS & Co NCI Account 25 The Esplanade Toronto, Ontario, M5W 1G5 Canada (Canadian depository for brokerage houses)	20,701,650 Common shares	39.25%
Cede & Co PO Box 20 Bowling Green Station New York, NY, 10274 (US depository for brokerage houses)	6,903,961 Common shares	13.09%
Rosewood Investments LLC 110 Woodland Barrington IL 60010	5,944,376 Common shares	11.27%

To the best of our knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control of our company. Registered shareholders in the United States account for 1,192 holders having 16,261,160 shares or 30.8% of the total issued.

Related Party Transactions

An amount due to a former related party, Mr. Edward Mazur, a former director, was transferred to an arms-length party on December 22nd, 2005.

ITEM 8 – Financial Information

Legal Proceedings

The Company is defending an action from Stikeman Elliot, Vancouver, British Columbia pursuant to unpaid legal invoices. The lawsuit demands the sum of $280,245 CDN. Management are prepared to settle this account but are concerned that the legal costs charged to the Company were too high, in many cases not required and not directed by the Company or on its behalf.

The company has received invoices from a creditor for amounts due for work performed in regards to an IPO on the Warsaw exchange in 2003.  The amount claimed is US$3,145,885 of which $NIL has been accrued at December 31, 2005 (December 31, 2004 - $NIL). The Company is of the opinion that these amounts are due if the IPO on the Warsaw Exchange is completed.

ITEM 9 – The Listing

Nature of Trading Market

Our common shares are listed on the OTC BB Exchange n the United States, under the symbol “SCNWF. We started trading on the OTC BB on March 11, 2004.

Trading on the OTC BB

The following table sets forth the high and low sale prices on the OTC BB for our common shares for each monthly period in the past six months.

Month Ended	High	Low	Volume
May 31, 2006	USD $0.19	USD $0.17	752,100
April 30, 2006	USD $0.26	USD $0.19	1,010,600
Mar 31, 2006	USD $0.25	USD $0.16	1,424,500
Feb 28, 2006	USD $0.20	USD $0.16	2,203,500
Jan 31, 2006	USD $0.21	USD $0.17	1,709,600
Dec 31, 2005	USD $0.16	USD $0.14	2,059,600

For the period of the start of trading to December 31, 2004, the following table following table sets forth the high and low sale prices

	High	Low	Volume

Period from March 12, 2004 (start) to December 31, 2004	USD $ 1.45	USD $ 0.30	10,711,556
For the year ended December 31, 2005	USD $1.09	USD $ 0.13	29,441,900

The Company also trades on the Frankfurt exchange under the symbol “TPJ”.

Month Ended	High	Low	Volume
May 31, 2006	Euro 0.16	Euro 0.11	52,000
April 30, 2006	Euro 0.20	Euro 0.16	175,000
Mar 31, 2006	Euro 0.18	Euro 0.12	200,000
Feb 28, 2006	Euro 0.18	Euro 0.12	25,000
Jan 31, 2006	Euro 0.18	Euro 0.11	225,000
Dec 31, 2005	Euro 0.14	Euro 0.12	200,000

For the period of the start of trading to December 31, 2005, the following table following table sets forth the high and low sale prices

	High	Low	Volume

Period from February 2005 (start) to December 31, 2005	Euro 0.65	Euro 0.11	36,000,000

Item 10 – Additional Information

Share Capital

Our authorized share capital as at December 31, 2005 was 150,000,000 common shares without par value. Our issued and outstanding share capital at December 31, 2005 was 47,952,901. At June 2, 2006 our issued and outstanding share capital was 55,147,900.

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

Audit Committee Members:

1.

Iwona Kozak

2.

Jan Rynkiewicz – independent director with financial experience

3.

Robert Wussler – independent director with financial experience

Our board of directors has established a compensation committee to review remuneration paid to senior officers of the Company.

Compensation Committee Members:

1.

Iwona Kozak

2.

Jan Rynkiewicz

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

1.

Iwona Kozak

2.

Jan Rynkiewicz

3.

Robert Wussler

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

We do not hedge currency risk. All of the business operations are in Poland. The functional currency is the Polish zloty.

If there were a large fluctuation in the exchange rates between Poland and Canada this will impact on the operating results of the company. This could impact in a positive or negative manner. If the Canadian dollar increased against the zloty, then any Canadian funds invested in Poland would be exchanged for a larger number of zloty, thereby making more money available in Poland for the businesses. The converse would create a shortfall of funding. We have no control over currency rates and the results of operations will be subject to the swings in currency rate changes. In the case of funding either for acquisition or building out, it is important to minimize the time interval from when the money is raised and when it is spent to avoid issues of being short as a result of currency swings. The Company intends to grow by acquisition, so this aspect of funding is important where funds are raised other than in zloty

We do not presently believe we have material exposure to potential change in fair value of market sensitive instruments, near-term losses in future earnings and/or cash flows from reasonably possible near-term changes in market rates.

We did not have any foreign currency derivatives outstanding at December 31, 2005. Accordingly, no market risk existed for such instruments at this date.

Stream is exposed to the risk of exchange rate fluctuations. Programming costs, which constituted about 18.8% of revenue in 2005, are incurred primarily in US dollars, while all revenues are realised in Polish zlotys. Certain other costs such as head office costs are incurred in Canadian dollars. Under its subscription agreements, Stream may modify its subscription rates to adjust for major fluctuations of currency exchange rates. However, high increases in subscription rates could decrease demand for Stream’s services. Most of Stream’s technical equipment is purchased locally, but some prices in Poland tend to be indexed in US dollars.

The largest currency risk is a loan in the amount of $3,690,761 USD that at December 31, 2005 was translated into $4,303,427 CDN. Using the December 31, 2004 rate of exchange the loan in terms of Canadian dollars would be $4,446,629 CDN reflecting a difference of 3.3%.

The table below reflects changes in the exchange rates of the currencies in which Stream conducts its operations as at the end of and as average during each year.

Rates of exchange in the years 2004-2005

	31 December 2005	Average Rate for 2005	31 December 2004	Average Rate for 2004
USD/PLN	3.2673	3.2382	2.9987	3.6523
EUR/PLN	3.8634	4.0288	4.0914	4.5338
CAD/PLN	2.8033	2.6757	2.4898	2.8049
USD/CDN	1.1660	1.2117	1.2048	1.3015

The effect of foreign currency fluctuations has affected the book value of property, plant and equipment and intangibles. The operations of the Company are situated in the country of Poland along with most of its assets. The foreign exchange rates for the Canadian dollar and the Polish zloty are as follows:

	Rate at the end of the year	Average rate for the year
2005	2.8033	2.6757
2004	2.4898	2.8049
2003	2.9029	2.7850
	2.4351	2.5945

The following table shows the effect of the change in exchange rates and the resulting change in the cumulative translation account for the year ended December 31, 2005, and the foreign exchange effect on cash and cash equivalents:

	December 31, 2004 balance (Polish zloty)	December 31, 2004 balance ($CDN) at 2004 exchange rate	December 31, 2004 balance ($CDN) at 2005 exchange rate	Exchange loss (gain) on translation into 2005
Rate: Polish zloty to Canadian dollars		2.4898	2.8033
Accounts receivable	zl 630,975	$ 253,424	$ 225,083	$ 28,341
Inventory	16,883	6,781	6,023	758
Prepaid expenses and advances	206,145	82,796	73,537	9,259
Property, plant and equipment	25,474,478	10,231,536	9,087,318	1,144,218
Intangibles	7,261,362	2,916,444	2,590,291	326,153
Accounts payable and accrued liabilities	(3,528,460)	(1,417,166)	(1,258,681)	(158,485)
Current portion of long-term debt	(252,789)	(101,530)	(90,176)	(11,354)
Long-term debt	(2,028,457)	(814,707)	(723,596)	(91,111)
Non-controlling interest	(1,768,866)	(710,445)	(630,994)	(79,451)
Total exchange gain on translation				$ 1,168,328
Deduct: Cumulative translation account, beginning of year				(944,701)
Cumulative translation account, end of year				(158,859)
Foreign exchange effect				$ 64,768

The following table shows the effect of the change in exchange rates and the resulting change in the cumulative translation account for the year ended December 31, 2004, and the foreign exchange effect on cash and cash equivalents:

	December 31, 2003 balance (Polish zloty)	December 31, 2003 balance ($CDN) at 2003 exchange rate	December 31, 2003 balance ($CDN) at 2004 exchange rate	Exchange loss (gain) on translation into 2004
Rate: Polish zloty to Canadian dollars		2.9029	2.4898
Accounts receivable	zl 407,082	$ 140,233	$ 163,500	$ (23,267)
Inventory	24,138	8,315	9,695	(1,380)
Prepaid expenses and advances	70,982	24,452	28,509	(4,057)
Deposits	449,999	155,017	180,737	(25,720)
Property, plant and equipment	20,954,915	7,218,614	8,416,305	(1,197,691)
Intangibles	6,444,815	2,220,130	2,588,487	(368,357)
Accounts payable and accrued liabilities	(7,875,886)	(2,713,110)	(3,163,261)	450,151
Current portion of long-term debt	(187,272)	(64,512)	(75,216)	10,704
Long-term debt	(197,388)	(67,997)	(79,279)	11,282
Non-controlling interest	(1,994,945)	(687,225)	(801,247)	114,022
Total exchange gain on translation				$ (1,034,313)
Deduct: Cumulative translation account, beginning of year				371,841
Cumulative translation account, end of year				944,701
Foreign exchange effect				$ 282,229

The following table shows the effect of the change in exchange rates and the resulting change in the cumulative translation account for the year ended December 31, 2003, and the foreign exchange effect on cash and cash equivalents.

	December 31, 2002 balance (Polish zloty)	December 31, 2002 balance ($CDN) at 2002 exchange rate	December 31, 2002 balance ($CDN) at 2003 exchange rate	Exchange loss (gain) on translation
Rate: Polish zloty to Canadian dollars		2.4351	2.9029

Accounts receivable	zl 475,970	$ 195,462	$ 163,964	$ 31,498
Inventory	35,000	14,373	12,057	2,316
Prepaid expenses and advances	144,735	59,437	49,859	9,578
Deposits	458,999	188,493	158,117	30,376
Property, plant and equipment	22,361,173	9,182,856	7,703,046	1,479,810
Intangibles	12,972,968	5,327,489	4,468,968	858,521
Accounts payable and accrued liabilities	(7,805,183)	(3,205,282)	(2,688,754)	(516,528)
Current portion of long-term debt	(265,000)	(108,825)	(91,288)	(17,537)
Long-term debt	(128,999)	(52,975)	(44,438)	(8,537)
Non-controlling interest	(2,162,999)	(888,259)	(745,117)	(143,142)
Total exchange loss on translation				$ 1,726,355
Deduct: Cumulative translation account, beginning of year				(1,437,814)
Cumulative translation account, end of year				(371,841)
Foreign exchange effect on cash and cash equivalents				$ (83,300)

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

The changes in warrants were as follows:		Number of common shares permitted to be purchased
	Number of warrants		Price per share	Expiry date	Fair value of Warrants
Total Balance December 31, 2003	3,126,579	2,976,579			$ 2,025,447

Outstanding December 31, 2003	300,000	150,000	1.80	28-Dec-04	103,962
	2,701,579	2,701,579	1.80	28-Dec-04	1,872,405
	125,000	125,000	2.25 USD	28-Dec-04	49,080
Total Balance December 31, 2003	3,126,579	2,976,579			$ 2,025,447
Expired	nil
Exercised	nil
Total Balance December 31, 2004	3,126,579	2,976,579		28-Dec-05	$ 2,025,447

Granted	2,052,600	1,026,300	0.98	27-Jul-07	287,851
Granted	1,344,014	672,010	0.33	30-Sep-07	126,386
Expired	(3,126,579)	(2,976,579)	1.84		-
Exercised	-	-	-		-
Total Balance December 31, 2005	3,396,614	1,698,310	$ 0.72		$ 2,439,684
Outstanding December 31, 2005:
	2,052,600	1,026,300	$ 0.98	27-Jul-07	287,851
	1,344,014	672,010	0.33	30-Sep-07	126,386
Total Balance December 31, 2005	3,396,614	1,698,310	$ 0.72		$ 414,237

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

Not applicable

ITEM 14 – Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

IITEM15 - Disclosure Controls and Procedures

Based on their evaluation as of the end of the period covered by this Annual Report on Form 20-F, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange of 1934 (the “Exchange”) ) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms.  There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

It should be noted that while management of the Company believes that its disclosure controls and procedures provide a reasonable level of assurance, management does not expect that its disclosure controls and procedures or internal financial controls will prevent all errors or fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

There were no changes in the Company’s internal control over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

The chairman of our audit committee is Mr. Robert Wussler. is an independent director of the Company. His attributes as an audit committee expert are:

(1) An understanding of US generally accepted accounting principles and financial statements;

(2) The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(3) Experience preparing, auditing, analysing or evaluating financial statements;

(4) An understanding of internal controls and procedures for financial reporting; and

(5) An understanding of audit committee functions.

ITEM 16B - CODE OF ETHICS

Our Principal Executive Officer, Chief Financial Officer, and other senior executives and principal accounting officers are bound to adhere to the company’s Code of Ethics, which applies to Senior Financial Officers and all employees.

A copy of the Code of Ethics is available upon request.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the financial years ended 2003 to 2005 we employed the following auditing firms. Their remunerations and services performed are as follows:

Year ended December 31, 2005

Firm	Services	Fees
MacKay LLP, Chartered Accountants	Audit services Disbursements	$65,000 CDN $5,031 CDN

Year ended December 31, 2004

Firm	Services	Fees
MacKay LLP, Chartered Accountants	Audit services Disbursements	$60,000 CDN $7,665 CDN

Year ended December 31, 2003

Firm	Services	Fees
MacKay LLP, Chartered Accountants	Audit services Disbursements	$60,000 CDN $5,286 CDN

PART III

ITEM 17 - FINANCIAL STATEMENTS

See Financial Statements attached hereto.

ITEM 18 - FINANCIAL STATEMENTS

Not applicable.

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements

1.

Auditors’ Report;

2.

Consolidated Balance Sheet;

3.

Consolidated Statement of Operations and Deficit;

4.

Consolidated Statement of Cash Flow; and

5.

Notes to Consolidated Financial Statements.

- Form 20-F  --

-- Stream Communications Network & Media, Inc.  --

Board of Directors

Stream Communications Network & Media Inc.

Commerce Place

PO Box 20

#1020 -400 Burrard Street

Vancouver BC V6C 3A6

Dear Sirs:

We consent to the incorporation in the Registration Statement on Form 20F of our report dated March 27, 2006 except for notes 15 and 16 dated June 5, 2006 relating to the consolidated balance sheets of Stream Communications Network & Media Inc., and the related statements of operations, changes in shareholders’ deficit and cash flows for the years ended December 31, 2005 and 2004.

“MacKay LLP”

Chartered Accountants

Vancouver, Canada

June 8, 2006

-- Form 20-F  --

-- Stream Communications Network & Media  Inc.  --

 Stream Communications Network & Media Inc.

Consolidated Financial Statements

For the year ended December 31, 2005

- Form 20-F  --

-- Stream Communications Network & Media, Inc.  --

Auditors' Report

To the Shareholders of

Stream Communications Network & Media Inc.

We have audited the consolidated balance sheet of Stream Communications Network & Media Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit, and cash flows for the years then ended.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“MacKay LLP”

Vancouver,  Canada.

Chartered Accountants

March 27, 2006, except for notes

15 and 16 dated June 5, 2006

-- Form 20-F  --

-- Stream Communications Network & Media  Inc.  --

 Stream Communications Network & Media Inc.

 Consolidated Balance Sheets

 (in Canadian dollars)

	December 31, 2005	December 31, 2004
ASSETS
Current Assets
Cash and cash equivalents	$ 439,937	$ 640,308
Accounts receivable - net (note 4)	293,898	267,020
Inventory	8,459	6,781
Prepaid expenses and advances	75,035	56,552
	817,329	970,661

Property, plant and equipment (note 5)	9,367,012	10,243,982
Intangibles - (note 6)	2,927,767	2,916,444

	$ 13,112,108	$ 14,131,087
LIABILITIES
Current Liabilities
Trade accounts payable and accrued liabilities	$ 2,565,017	$ 2,062,001
Accounts payable pertaining to financing costs	477,113	1,002,709
Corporation income taxes payable	11,577	-
Deferred revenue	15,430	-
Loans payable and leasing contracts - current portion (note 7)	300,366	751,530
	3,369,503	3,816,240
Long-term Liabilities
Loans payable and leasing contracts - (note 7)	4,873,760	5,051,009
	8,243,263	8,867,249
Non-controlling interest	690,678	710,445
	8,933,941	9,577,694
SHAREHOLDERS' EQUITY
Capital stock	-
Authorized
150,000,000 common shares of no par value
Issued and fully paid (note 9)	41,129,499	36,005,421
Contributed surplus (note 9e)	2,877,474	2,167,551
Private placement subscriptions	291,455	-
Warrants (note 9f)	2,439,684	2,025,447
Cumulative translation account (note 8)	(158,859)	944,701
Deficit	(42,401,086)	(36,589,727)
	4,178,167	4,553,393
	$ 13,112,108	$ 14,131,087

Contingency (note 13)

Subsequent events (note 15)

- Form 20-F  --

-- Stream Communications Network & Media, Inc.  --

Stream Communications Network & Media Inc.

 Consolidated Statements of Operations and Deficit

 (in Canadian dollars)

	For the year ended December 31, 2005	For the year ended December 31, 2004	For the year ended December 31, 2003

Revenues	$ 5,826,112	$ 4,415,461	$ 3,700,160
Expenses
Administration and services	1,154,785	913,510	1,045,244
Interest, long-term	312,918	322,224	-
Interest, short-term	218,822	71,972	-
Investor relations	1,498,363	142,947	-
Legal and accounting	388,531	305,967	357,636
Occupancy costs	496,390	342,202	328,348
Programming	1,092,913	899,438	887,157
Sales and marketing	219,861	207,241	180,145
Stock-based compensation	873,983	2,071,510	-
Travel and automotive	329,712	217,483	260,677
Wages for ongoing operations	2,319,329	1,613,005	1,501,308
	8,905,607	7,107,499	4,560,515
Loss before undernoted items	(3,079,495)	(2,692,038)	(860,355)

Amortization of property, plant and equipment	911,346	719,171	730,616
Amortization of intangibles	1,738,793	678,933	243,023
	2,650,139	1,398,104	973,639
Loss before other items	(5,729,634)	(4,090,142)	(1,833,994)
Other items
Interest income	30,232	18,446	94,829
Recovery of IPO costs	525,596	-	-
Financing expenses	(540,987)	(1,423,157)	(275,428)
Content development	-	(1,481,904)	-
Impairment of intangibles and goodwill	-	-	(1,960,000)
Write off of deferred charges	-	-	(2,400,713)
Foreign exchange gain (loss)	(69,605)	415,411	-
	(54,764)	(2,471,204)	(4,541,312)
Loss before non-controlling interest	(5,784,398)	(6,561,346)	(6,375,306)
Non-controlling interest	(11,805)	(3,369)	120,686
	(5,796,203)	(6,564,715)	(6,254,620)
Provision for income taxes (note 11)	(15,156)	-	-
Net loss for the year	(5,811,359)	(6,564,715)	(6,254,620)

Deficit, beginning of year	(36,589,727)	(30,025,012)	(23,770,392)

Deficit, end of year	$ (42,401,086)	$ (36,589,727)	$ (30,025,012)

Loss per share, basic and diluted
Loss per share	$ (0.14)	$ (0.22)	$ (0.21)

Weighted average number of shares
Basic and diluted	42,953,922	30,027,489	29,333,427

-- Form 20-F  --

-- Stream Communications Network & Media  Inc.  --

Stream Communications Network & Media Inc.

 Consolidated Statements of Cash Flows

 (in Canadian dollars)

	For the year ended December 31, 2005	For the year ended December 31, 2004	For the year ended December 31, 2003

Operating Activities
Net loss for the year	$ (5,811,359)	$ (6,564,715)	$ (6,254,620)
Items not involving cash
Amortization	2,650,139	1,398,104	973,639
Unrealized foreign exchange	232,014	(243,842)	-
Stock-based compensation	873,983	2,071,510	-
Issuance of shares for business development	-	1,969,461	-
Issuance of shares for services and financial expenses	1,057,573	826,505	-
Impairment of intangibles and goodwill	-	-	1,960,000
Write off of deferred charges	-	-	2,400,713
Non-controlling interest	(11,805)	(3,369)	(57,892)
Change in non-cash working capital
Accounts receivable	(215,744)	(26,913)	35,055
Inventory	(2,436)	2,914	3,742
Prepaid expenses and advances	(27,742)	31,407	(19,150)
Accounts payable and accrued liabilities	555,777	(1,652,247)	(170,100)
Corporation income taxes	11,577	-	-
Deferred revenue	15,430	-	-
Net cash provided (used) by operating activities	(672,593)	(2,191,185)	(1,128,613)

Financing Activities

Issuance of shares and warrants for cash	3,018,162	-	1,264,553
Subscriptions received for private placements to be issued	291,455	-	-
Proceeds from loans and leasing contracts	210,190	-	-
Proceeds from (repayment of) Quest loan	(650,000)	650,000	-
Loans from related parties	-	-	337,867
Repayment of loans and leasing contracts	(86,138)	4,918,760	(3,217)
Net cash provided by financing activities	2,783,669	5,568,760	1,599,203

Investing Activities
Purchase of property, plant and equipment	(1,729,926)	(2,226,804)	(192,714)
Deferred charges	-	-	(381,452)
Acquisition of subsidiaries, net of cash acquired	(646,289)	(1,000,050)	-
Net cash used in investing activities	(2,376,215)	(3,226,854)	(574,166)

Foreign exchange effect on cash and cash equivalents	64,768	282,229	(83,300)

Change in cash and cash equivalents	(200,371)	432,950	(186,876)

Cash and cash equivalents at beginning of year	640,308	207,358	394,234

Cash and cash equivalents at end of year	$ 439,937	$ 640,308	$ 207,358

Supplemental cash flow information (note 14)

- Form 20-F  --

-- Stream Communications Network & Media, Inc.  --

Stream Communications Network && Media Inc.

Notes to Consolidated Financial statements

December 31, 2005 and 2004

(in Canadian dollars)

1.

NATURE OF OPERATIONS & GOING CONCERN

Stream Communications Network & Media Inc. (“Stream” or the “Company”) mainly provides cable television services and high-speed internet access in the country of Poland.

The Company was incorporated on March 28, 1979  by registration of its Memorandum and Articles under the Company Act of British Columbia, Canada.  On October 19, 2001 the Company changed its name from Trooper Technologies Inc. to Stream Communications Network, Inc. and on August 9, 2004 to Stream Communications Network & Media Inc.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The Company has recurring operating losses, an accumulated deficit of $42,401,086 and negative working capital of $2,552,174 at December 31, 2005. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

The Company is actively pursuing additional funding to continue its current projects. Management continues to develop the Company’s operating capabilities in order to improve cash flow from operations.

Although there is no assurance that the Company will be successful in these actions, management is confident that it will be able to continue as a going concern. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A summary of the significant accounting policies are as follows:

Consolidation

These consolidated financial statements include the accounts of the Company and the following subsidiaries. All intercompany transactions and balances have been eliminated.

Percentage ownership

 Country of Incorporation

December 31, 2005

December 31, 2004

EES Waste solutions Limited

Cyprus

100.0%

100.0%

Stream Communications Sp. z o.o. ("Stream Sp.")

Poland

100.0%

100.0%

Gimsat Sp. z o.o. ("Gimsat")

Poland

100.0%

100.0%

IEWS S.A.

Poland

100.0%

100.0%

Streamline Media Sp. z.o.o. ("Streamline") –

 (formerly Polvoice.com Sp. z o.o.)

Poland

100.0%

100.0%

Bielsat.com Sp. z o.o. ("Bielsat")

Poland

51.0%

51.0%

ASK Stream Sp. z o.o. ("Ask") (note 3)

Poland

60.0%

60.0%

Vega Sp. z o.o.("Vega")  (note 3)

Poland

100.0%

98.0%

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of accounts receivable; property, plant and equipment; intangibles, stock-based compensation; accounts payable and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates, and it is reasonably possible, based on existing knowledge that changes in future conditions in the near term could require a material change in the recognized amount.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of less than three months.

Inventory

Inventory is stated at the lower cost or market.

-- Form 20-F  --

-- Stream Communications Network & Media  Inc.  --

Stream Communications Network && Media Inc.

Notes to Consolidated Financial statements

December 31, 2005 and 2004

(in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization. Amortization is provided for using the declining-balance method at the following rates per annum:

Automobiles

20% - 30%

Computer software

20% - 100%

Cable television network equipment and conduit

4.5% - 45%

Furniture, fixtures and equipment

20% - 30%

Plant construction-in-progress consists of assets not yet in use and accordingly no amortization is recorded.

Revenue recognition

Substantially all revenues are derived from cable TV subscriber fees. Subscriber fees are recorded as revenue in the period the service is provided. Funds received in advance are deferred. At present initial hook-up fees are minimal and are recorded as revenue when charged. If this policy should change the Company will limit initial hook-up revenue to the extent of direct selling costs and amortize the remainder over the estimated period that subscribers are expected to remain connected to the network.

Foreign currency translation

The Company’s significant assets, revenues and expenses are in Poland; accordingly, the Company’s functional currency is the Polish Zloty. The Company follows the current rate method of translation which translates foreign assets and liabilities, into Canadian dollar equivalents, at the rate of exchange at the balance sheet date.  Revenues and expenses are translated into Canadian dollar equivalents at the average rate of exchange throughout the period.  Gains and losses arising from translation of the financial statements are disclosed as a separate component of shareholders' equity.

Transactions that are denominated in foreign currency are initially recorded at the rate of exchange prevailing at the date of the transaction.  Thereafter, monetary assets and liabilities are adjusted to reflect the exchange rate in effect at the balance sheet dates.  Gains and losses resulting from the adjustment are included in earnings.

The exchange rate of the Polish zloty to the Canadian dollar at December 31, 2004 was 2.4898 as compared to 2.8033 at December 31, 2005. The Company follows the current rate method translating balance sheet items at the current rate. Accordingly balances at December 31, 2004 in Polish zloty are reduced by 12.6% in terms of Canadian dollars at December 31, 2005.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For all periods presented, the effect of the assumed conversion of stock options and warrants was anti-dilutive.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the period.

Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences) and loss carry forwards.  Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Acquisitions, intangible assets and goodwill

All business combinations use the purchase method of accounting.  Also, the Company follows an impairment-only approach for the accounting for goodwill and other intangible assets that have an indefinite life.  The Company performed an initial benchmark test of impairment within six months of adoption, and annual tests of impairment at the reporting unit level. Based on the existing structure and geographical location the reporting unit is the operations in Poland.  If the carrying value of goodwill and other intangible assets of a reporting unit exceeds the fair value of the reporting unit, the carrying value of the asset must be written down to fair value.

The Company has evaluated its existing intangible assets and concluded that no provisions for impairment were required. The subscriber base is amortized using the straight-line method at a rate of 20% for the current year.

- Form 20-F  --

-- Stream Communications Network & Media, Inc.  --

Stream Communications Network && Media Inc.

Notes to Consolidated Financial statements

December 31, 2005 and 2004

(in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based Compensation

The Company uses the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model and is charged to operations with an offsetting credit to contributed surplus.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

3.

ACQUISITIONS

(a)  The Company has completed the acquisition of 60% of ASK. The acquisition was accounted for by the purchase method.  The effective date of the acquisition was May 5, 2004, after which the operations of ASK are included in these consolidated financial statements. ASK has cable TV networks in Sosnowiec, Poland.

At the time of acquisition the fair value of the assets and liabilities of ASK were:
Cash and cash equivalents	$ 122,027
Accounts receivable	36,543
Property, plant and equipment	113,740
Intangible assets (subscriber base)	92,622
Accounts payable and accrued liabilities	(94,856)
Minority interest	(67,768)
Purchase price	$ 202,308

Consideration paid in cash	$ 202,308

(b)  The Company has completed the acquisition of 100% of Vega. The acquisition was accounted for by the purchase method.  The Company acquired 98% of Vega on October 2, 2004,  after which the operations of Vega were included in these consolidated financial statements. The balance of the ownership consisting of a 2% interest was acquired in 2005. A provision in the 2004 agreement allowed for the successful completion of a 10 year contract with an outside party that occurred in 2005 and forms part of the purchase price in 2005. Vega has cable TV networks in Sosnowiec, Poland.

At the time of acquisition the fair value of the assets and liabilities of Vega were:

	2004	2005	Total
Cash and cash equivalents	$ 3,273	$ -	$ 3,273
Accounts receivable	25,505	-	25,505
Property, plant and equipment	51,165	-	51,165
Intangible assets (subscriber base)	913,377	1,523,174	2,436,551
Accounts payable and accrued liabilities	(52,736)	-	(52,736)
Current portion of long term debt	(6,748)	-	(6,748)
Long term debt	(9,033)	-	(9,033)
Minority interest	(1,762)	1,762	-
Purchase price	$ 923,041	$ 1,524,936	$ 2,447,977

Consideration paid in cash	$ 923,041	$ 646,289	$ 1,569,330
Consideration paid from issuance of shares	-	878,647	878,647
Consideration	$ 923,041	$ 1,524,936	$ 2,447,977

(c)  The Company purchased additional internet and cable TV subscribers for cash for a total cost of $619,805. The equipment cost was estimated to be $315,424 with the balance of the cost considered to be intangible subscriber cost.

-- Form 20-F  --

-- Stream Communications Network & Media  Inc.  --

Stream Communications Network && Media Inc.

Notes to Consolidated Financial statements

December 31, 2005 and 2004

(in Canadian dollars)

4.	ACCOUNTS RECEIVABLE	December 31, 2005	December 31, 2004

	Accounts receivable	$ 420,394	$ 464,012
	Allowance for doubtful accounts	(126,496)	(196,992)
	Accounts receivable - net	$ 293,898	$ 267,020

5.	PROPERTY, PLANT AND EQUIPMENT			Accumulated amortization
	December 31, 2005		Cost		Net book value
	Automobiles		$ 408,786	$ 122,563	$ 286,223
	Cable television network equipment and conduit		13,076,881	4,276,677	8,800,204
	Furniture and equipment		426,619	400,287	26,332
	Computer software		74,933	74,374	559
	Plant construction-in-progress		253,694	-	253,694
			$ 14,240,913	$ 4,873,901	$ 9,367,012
	December 31, 2004
	Automobiles		$ 444,227	$ 188,622	$ 255,605
	Cable television network equipment and conduit		13,752,676	3,808,765	9,943,911
	Furniture and fixtures		412,360	377,992	34,368
	Computer software		82,288	74,116	8,172
	Plant construction-in-progress		1,926	-	1,926
			$ 14,693,477	$ 4,449,495	$ 10,243,982
6.	INTANGIBLE ASSETS		Accumulated amortization
	December 31, 2005	Cost		Impairment	Net book value
	Subscriber base	$ 7,568,120	$ 2,757,621	$ 1,882,732	$ 2,927,767
	December 31, 2004
	Subscriber base	$ 6,585,678	$ 1,549,440	$ 2,119,794	$ 2,916,444

During 2005 the company acquired additional subscribers at a cost of $1,827,555; see Note 3(b)(c) Acquisitions.

7.	LOANS PAYABLE AND LEASING CONTRACTS	December 31, 2005	December 31, 2004

	Loan from Quest Capital Corp. in the amount of $650,000 was paid in full. Pursuant to the terms of the loan an additional 1,450,000 shares were issued in the 3rd quarter. The 3,000,000 shares held as security and an additional 1,450,000 shares issued during the third quarter were returned to treasury.	$ -	$ 650,000
	Bank loan secured by the fixed assets of the Company repayable monthly at a rate of $5,376 per month. Interest is charged WIBOR plus 5% approximately 9.85% per annum. Maturity date is September 5, 2009.	510,492	729,275
	Bank loan secured by the fixed assets of the Company repayable at a rate of $3,333 per month at an interest rate of 7.12% per annum. Maturity date is June 14, 2010.	64,203	-
	Bank credit facility secured by the accounts receivable of Vega for up to $356,000 to be drawn by June 30, 2006 at an interest rate of 9.62% per annum and amortized over a 55 month period. Maturity date is December 31, 2010.	39,222	-
	Automotive and equipment leasing contracts secured by the asset being leased and a guarantee by the Company, monthly payments at December 31, 2005 were $12,483 at an average interest rate of 11.3%. Maturity dates vary from April 1, 2006 to December 8, 2007.	256,782	186,962
	A loan bearing interest at 5%, compounded annually. The total amount due (including accrued interest) is $3,690,761 USD (equivalent to $4,303,427 CDN). The loan is secured by the shares in Stream Sp. (which includes all of the assets in Poland) but allows for $14 million USD in subordinated loans. The Company accrued $288,039 USD in interest (equivalent to $335,854) CDN) up to December 31, 2005.	4,303,427	4,236,302
	Total	$ 5,174,126	$ 5,802,539

- Form 20-F  --

-- Stream Communications Network & Media, Inc.  --

Stream Communications Network && Media Inc.

Notes to Consolidated Financial statements

December 31, 2005 and 2004

(in Canadian dollars)

7.	LOANS PAYABLE AND LEASING CONTRACTS continued
	Deduct current portion:
	Loan from Quest Capital Corp.			$ -	$ 650,000
	Bank loans			131,771	6,747
	Automotive and equipment leasing contracts			168,595	94,783
	Total current portion			300,366	751,530
	Long-term portion			$ 4,873,760	$ 5,051,009
	Principal repayments due in the next five years are:
		2006	$ 300,366
		2007	518,373
		2008	1,177,786
		2009	3,158,117
		2010	19,484
			$ 5,174,126

8.

CUMULATIVE TRANSLATION ACCOUNT

The operations of the Company are situated in the country of Poland along with most of its assets. The foreign exchange rates for the Canadian dollar and the Polish zloty are as follows:

	Rate at the end of the year	Average rate for the year
2005	2.8033	2.6757
2004	2.4898	2.8049
2003	2.9029	2.7850

The following table shows the effect of the change in exchange rates and the resulting change in the cumulative translation account for the year ended December 31, 2005, and the foreign exchange effect on cash and cash equivalents:

	December 31, 2004 balance (Polish zloty)	December 31, 2004 balance ($CDN) at 2004 exchange rate	December 31, 2004 balance ($CDN) at 2005 exchange rate	Exchange loss (gain) on translation into 2005
Rate: Polish zloty to Canadian dollars		2.4898	2.8033
Accounts receivable	zl 630,975	$ 253,424	$ 225,083	$ 28,341
Inventory	16,883	6,781	6,023	758
Prepaid expenses and advances	206,145	82,796	73,537	9,259
Property, plant and equipment	25,474,478	10,231,536	9,087,318	1,144,218
Intangibles	7,261,362	2,916,444	2,590,291	326,153
Accounts payable and accrued liabilities	(3,528,460)	(1,417,166)	(1,258,681)	(158,485)
Current portion of long-term debt	(252,789)	(101,530)	(90,176)	(11,354)
Long-term debt	(2,028,457)	(814,707)	(723,596)	(91,111)
Non-controlling interest	(1,768,866)	(710,445)	(630,994)	(79,451)
Total exchange gain on translation				$ 1,168,328
Deduct: Cumulative translation account, beginning of year			(944,701)
Cumulative translation account, end of year			(158,859)
Foreign exchange effect			$ 64,768

-- Form 20-F  --

-- Stream Communications Network & Media  Inc.  --

Stream Communications Network && Media Inc.

Notes to Consolidated Financial statements

December 31, 2005 and 2004

(in Canadian dollars)

8.

CUMULATIVE TRANSLATION ACCOUNT continued

The following table shows the effect of the change in exchange rates and the resulting change in the cumulative translation account for the year ended December 31, 2004, and the foreign exchange effect on cash and cash equivalents:

	December 31, 2003 balance (Polish zloty)	December 31, 2003 balance ($CDN) at 2003 exchange rate	December 31, 2003 balance ($CDN) at 2004 exchange rate	Exchange loss (gain) on translation into 2004
Rate: Polish zloty to Canadian dollars		2.9029	2.4898
Accounts receivable	zl 407,082	$ 140,233	$ 163,500	$ (23,267)
Inventory	24,138	8,315	9,695	(1,380)
Prepaid expenses and advances	70,982	24,452	28,509	(4,057)
Deposits	449,999	155,017	180,737	(25,720)
Property, plant and equipment	20,954,915	7,218,614	8,416,305	(1,197,691)
Intangibles	6,444,815	2,220,130	2,588,487	(368,357)
Accounts payable and accrued liabilities	(7,875,886)	(2,713,110)	(3,163,261)	450,151
Current portion of long-term debt	(187,272)	(64,512)	(75,216)	10,704
Long-term debt	(197,388)	(67,997)	(79,279)	11,282
Non-controlling interest	(1,994,945)	(687,225)	(801,247)	114,022
Total exchange gain on translation				$ (1,034,313)
Deduct: Cumulative translation account, beginning of year				371,841
Cumulative translation account, end of year				944,701
Foreign exchange effect				$ 282,229

9.

CAPITAL STOCK

(a) Authorized: 150,000,000 common shares of no par value

(b) Issued

	Number of Shares	Price	Share Capital
Balance - December 31, 2003	29,705,675		33,209,455
Shares issued for business development	500,000	$ 0.980	487,557
Shares issued for loan security (note 7)	3,000,000	-	-
Financial expenses	1,275,000	0.494	629,809
Issued for services	78,125	0.780	60,855
Issued for services	275,000	0.494	135,841
TV programming and content development	3,000,000	0.494	1,481,904
Balance - December 31, 2004	37,833,800		36,005,421
Settlement of debts	850,000	0.494	419,873
Guarantees by directors for loans payable	400,000	0.679	271,524
Services	792,258	0.669	529,655
Interest and financing costs	682,000	0.371	252,882
Directors fees	18,000	0.195	3,511
Acquisition of subsidiary	2,140,229	0.411	878,647
Private placement	2,052,600	0.664	1,363,174
Private placement	4,000,000	0.218	870,000
Private placement	1,344,014	0.217	291,398
Repayment of loans	500,000	0.484	242,225
Stock options exercised	340,000	0.739	251,366
Fair value of stock options exercised	-	-	164,060
Net returned to treasury on repayment of loan (note 7)	(3,000,000)	-	-
Value of warrants for private placements	-	-	(414,237)
Balance - December 31, 2005	47,952,901		$ 41,129,499

- Form 20-F  --

-- Stream Communications Network & Media, Inc.  --

Stream Communications Network && Media Inc.

Notes to Consolidated Financial statements

December 31, 2005 and 2004

(in Canadian dollars)

9.

CAPITAL STOCK continued

(c) Private placement

On July 27, 2005 a private placement was completed for the issuance of 2,052,600 shares, Originally the private placement was proposed at a price of $0.75 USD per unit comprised of one common share and a non-transferable share purchase warrant, where two warrants entitled the holder to purchase an additional common share of the Company at a purchase price of $1.00 USD per common share for a period of two years. The placement was repriced at $0.60 USD per unit with the warrants at $0.80 USD per share, as a result of a repricing clause.

On September 30, 2005 a private placement was completed for the issuance of 4,000,000 shares at a price of $0.1875 USD per share with no warrants.

On September 30, 2005 a private placement was completed for the issuance of 1,344,014 units. Each unit is comprised of one common share and a non-transferable share purchase warrant at a price of $0.1875 USD per unit, where two warrants entitle the holder to purchase an additional common share of the Company at a purchase price of $0.28 USD each for a period of two years.

(d) Options

At the Annual General Meeting held on June 29, 2005,  the shareholders approved the amendment to the stock option plan whereby the directors  are  authorized  to  issue  stock  options from time to time to employees,  officers, consultants and directors of the Company up to 7,992,212 common shares of the Company at the time of such issue,  at the minimum price allowed under the applicable securities laws.

Common share purchase options are issued to directors, officers, employees and non-employees of the company with exercise prices which approximate market values at the time the option is granted.

Summary of directors' and employees' stock options, warrants and convertible securities outstanding:

	Shares	Weighted average exercise price $
Balance of options at December 31, 2003	4,370,000	$ 1.88
Cancelled	(4,370,000)
Granted	2,490,000	0.60	USD
Balance of options at December 31, 2004	2,490,000
Granted	1,770,000	0.60	USD
Granted	100,000	0.65	USD
Exercised	(300,000)	0.60	USD
Exercised	(40,000)	0.65	USD
Cancelled	(900,000)	0.60	USD
Cancelled	(60,000)	0.65	USD
Balance of options at December 31, 2005	3,060,000	$ 0.60	USD

Stock-based compensation expense

Pursuant to the granting of options in the current period, stock-based compensation expense has been determined using a Black-Scholes option pricing model assuming no dividends were paid, a weighted average volatility of 85.6% over an expected life of two to five years and a weighted average annual risk free rate of 3.93%.

Based on the above assumptions the average fair value for each option is $0.467 which for a total of 1,870,000 stock options granted equals a total of $873,983 in stock-based compensation expense. The fair value of stock options accumulates in the contributed surplus account. During the year there was 340,000 stock options exercised of the which the fair value was $164,060 which has been transferred from contributed surplus to share capital.

The following table summarizes information about fixed stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of exercise prices (USD$)	Number outstanding at December 31, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price (USD$)	Number exercisable at December 31, 2005	Weighted average exercise price (USD$)
$ 0.60	3,060,000	3.7	$ 0.60	3,060,000	0.60

-- Form 20-F  --

-- Stream Communications Network & Media  Inc.  --

Stream Communications Network && Media Inc.

Notes to Consolidated Financial statements

December 31, 2005 and 2004

(in Canadian dollars)

9.

CAPITAL STOCK continued

(e) Contributed surplus

The changes in contributed surplus were as follows:	Contributed surplus
Balance December 31, 2003	$ 96,041
Fair value of stock options granted during year	2,071,510
Stock options exercised during year	-
Outstanding December 31, 2004:	2,167,551
Fair value of stock options granted during year	873,983
Stock options exercised during year	(164,060)
Outstanding December 31, 2005:	$ 2,877,474

(f) Warrants

The changes in warrants were as follows:

	Number of warrants	Number of common shares permitted to be purchased	Weighted average price per share	Expiry date	Fair value of Warrants
Outstanding December 31, 2003	3,126,579	2,976,579	$ 1.84	28-Dec-05	$ 2,025,447
Granted	-	-	-		-
Exercised	-	-	-		-
Outstanding December 31, 2004:	3,126,579	2,976,579	$ 1.84	28-Dec-05	$ 2,025,447
Granted	2,052,600	1,026,300	0.98	27-Jul-07	287,851
Granted	1,344,014	672,010	0.33	30-Sep-07	126,386
Expired	(3,126,579)	(2,976,579)	1.84		-
Exercised	-	-	-		-
Total Balance December 31, 2005	3,396,614	1,698,310	$ 0.72		$ 2,439,684
Outstanding December 31, 2005:
	2,052,600	1,026,300	$ 0.98	27-Jul-07	287,851
	1,344,014	672,010	0.33	30-Sep-07	126,386
Total Balance December 31, 2005	3,396,614	1,698,310	$ 0.72		$ 414,237

10.

SEGMENTED INFORMATION

The Company operates primarily in one segment, being cable TV services and in two geographic locations, being Canada and Poland.

Geographic information

Revenues are attributed to countries based on location of customer.

Revenues		For the year ended December 31, 2005	For the year ended December 31, 2004
	Canada	$ -	$ -
	Poland	5,826,112	4,415,461
		$ 5,826,112	$ 4,415,461
Interest expense, short term
	Canada	$ 218,822	$ 71,972
	Poland	94,096	-
		$ 312,918	$ 322,224
Interest expense, long term
	Canada	$ 204,925	$ 145,310
	Poland	13,897	176,914
		$ 218,822	$ 71,972
Amortization of property, plant and equipment
	Canada	$ 3,991	$ 4,015
	Poland	907,355	715,156
		$ 911,346	$ 719,171

- Form 20-F  --

-- Stream Communications Network & Media, Inc.  --

Stream Communications Network && Media Inc.

Notes to Consolidated Financial statements

December 31, 2005 and 2004

(in Canadian dollars)

10.	SEGMENTED INFORMATION continued
	Amortization of intangibles		For the year ended December 31, 2005	For the year ended December 31, 2004
		Canada	$ -	$ -
		Poland	1,738,793	678,933
			$ 1,738,793	$ 678,933
Total expenditures for property, plant and equipment
		Canada	$ 5,783	$ 2,295
		Poland	1,208,417	2,576,228
			$ 1,214,199	$ 2,578,523
Total expenditures for intangibles
		Canada	$ 1,523,174	$ -
		Poland	304,381	1,028,928
			$ 1,827,555	$ 1,028,928

	Property, plant, equipment and intangibles		December 31, 2005	December 31, 2004
		Canada	$ 9,606	$ 12,446
		Poland	12,285,173	13,147,980
			$ 12,294,779	$ 13,160,426

11.	INCOME TAXES
	The Company has tax losses in Canadian dollars available for offset against future taxable income in various jurisdictions for the following approximate amounts:
	Canada		$ 15,841,000
	Poland		1,215,000

The income tax losses in Poland can be carried forward and deducted from taxable income for the next five years, but not exceeding 50% of the loss in any of these years. The non-capital losses in Canada begin to expire from 2006 to 2015.  As at December 31, 2005, the Company has approximately $15,841,000 non-capital losses for tax purposes available at various dates until 2015.

	Tax losses in Canada expire as follows:
		2006	$ 1,239,500
		2007	1,748,000
		2008	345,500
		2009	3,073,000
		2010	2,208,000
		2014	3,764,000
		2015	3,463,000
			15,841,000
	Tax losses in Poland expire as follows:
		2006	$ 230,000
		2009	440,000
		2010	545,000
			$ 1,215,000

-- Form 20-F  --

-- Stream Communications Network & Media  Inc.  --

Stream Communications Network && Media Inc.

Notes to Consolidated Financial statements

December 31, 2005 and 2004

(in Canadian dollars)

11.	INCOME TAXES continued
	The following is a reconciliation of income taxes:
		For the year ended December 31, 2005	For the year ended December 31, 2004
	Statutory rates in Canada	34.10%	35.62%
	Recovery (income taxes) at Canadian statutory rates	$ 1,981,673	$ 2,338,351
	Difference in tax rates in other jurisdictions	(208,220)	(525,609)
	Non-deductible expenses for tax purposes	313,587	753,431
		2,087,041	2,566,173
	Tax effect of tax losses not recognized	(2,071,885)	(2,566,173)
	Current and future tax expense (recovery)	$ 15,156	$ -
	Future income taxes
	Future income tax assets
	Tax losses	$ 5,401,781	$ 4,746,721
	Property, plant and equipment	(39,592)	(28,716)
	Intangible assets	265,208	(752,980)
	Share issuance costs	243,940	243,940
	Future income tax assets	5,871,337	4,208,965
	Valuation allowance	(5,871,337)	(4,208,965)
	Net future income tax assets	$ -	$ -

12.

FINANCIAL INSTRUMENTS

(a) Fair Value

Financial instruments consist of cash and cash equivalents, accounts receivable, trade accounts payable and accrued liabilities, accounts payable pertaining to financing costs, deferred revenue, and loans payable and leasing contracts, the fair value of which are considered to approximate their carrying value due to their short-term maturities or ability of prompt liquidation.

(b) Credit Risk

The Company is exposed to credit risk only with respect to uncertainties as to the timing and amount of collectibility of accounts receivable.  The Company mitigates credit risk through standard credit and reference checks.

(c) Currency Risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company had the following financial assets and liabilities in foreign currencies:

	December 31, 2005		December 31, 2004
	Polish zlotys	$USD	Polish zlotys	$USD
Exchange rates to the Canadian dollar	2.8033	0.8542	2.4898	0.8142
Cash	653,163	$ 190,140	871,011	$ -
Accounts receivable	745,326	-	630,975	-
Accounts payable	5,058,621	45,000	3,781,290	507,313
Due to related parties	-	-	-	3,516,187
Long term debt	1,598,816	$ 3,690,761	2,028,457	-

13.

CONTINGENCY

The company has received invoices from  a creditor for amounts due for work performed in regards to an IPO on the Warsaw exchange in 2003.  The amount claimed is US$3,145,885 of which $NIL has been accrued at December 31, 2005 (December 31, 2004 - $NIL). The Company is of the opinion that these amounts are due if the IPO on the Warsaw Exchange is completed.

- Form 20-F  --

-- Stream Communications Network & Media, Inc.  --

Stream Communications Network && Media Inc.

Notes to Consolidated Financial statements

December 31, 2005 and 2004

(in Canadian dollars)

14.	SUPPLEMENTAL CASH FLOW INFORMATION
	The following non-cash transactions and financing activities were recorded during the year ended December 31:
	Shares issued for:	2005	2004
	TV programming and content development	$ -	$ 1,481,904
	Acquisition of subsidiary	878,647	-
	Shares for services	533,167	196,696
	Business development	-	487,557
	Accounts payable	419,873	-
	Financial expenses	193,984	452,895
		$ 2,025,671	$ 2,619,052
	The following cash transactions involving financing activities were recorded during the year ended December 31:
		2005	2004
	Cash paid for interest	$ 330,422	$ 176,914
	Cash paid for income taxes	24,175	-
		$ 354,597	$ 176,914

15.

SUBSEQUENT EVENTS

Subsequent to December 31, 2005, on February 27, 2006 a private placement was completed for the issuance of 2,366,666 shares, at a price of $0.1875 USD per unit comprised of one common share and a non-transferable share purchase warrant, where two warrants entitled the holder to purchase an additional common share of the Company at a purchase price of $0.28 USD per common share for a period of two years.

Subsequent to December 31, 2005 on March 24, 2006 a private placement was completed for the issuance of 1,733,333 units. Each unit is comprised of one common share and a non-transferable share purchase warrant at a price of $0.1875 USD per unit, where two warrants entitle the holder to purchase an additional common share of the Company at a purchase price of $0.28 USD each for a period of two years.

Subsequent to December 31, 2005 on May 8, 2006, a private placements with two placees was completed for a total of 2,400,000 units at $0.15 USD per unit for total proceeds of $360,000. Each unit consists of one common share and a one-half warrant, wherein one warrant will enable the holder to purchase one common share at $0.225 USD for a period of two years.

Subsequent to December 31, 2005, on February 27, 2006, shares for a total of 240,000 have been issued for a debt of $51,710. On April 19, 2006, shares for a total of 105,000 have been issued for a debt of $22,500. On May 8, 2006, shares for a total of 350,000 have been issued for services of $58,625.

-- Form 20-F  --

-- Stream Communications Network & Media  Inc.  --

Stream Communications Network && Media Inc.

Notes to Consolidated Financial statements

December 31, 2005 and 2004

(in Canadian dollars)

16.

SUMMARY OF MATERIAL DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The consolidated financial statements of the company have been prepared in accordance with accounting principles generally accepted in Canada (Canadian "GAAP") which conform in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP") except as set out below:

Consolidated Balance sheets

	December 31, 2005	December 31, 2004
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Deficit	$(42,401,086)	$(42,401,086)	$(36,589,727)	$ (36,589,727)
Total assets	13,112,108	13,112,108	14,131,087	14,131,087
Consolidated statements of operation		For the year ended December 31, 2005	For the year ended December 31, 2004	For the year ended December 31, 2003
Loss under Canadian GAAP		$ (5,811,359)	$ (6,564,715)	$ (6,254,620)
Foreign exchange income (loss) (note 20 (a))		(1,103,560)	1,316,542	(1,809,655)
Comprehensive income under US GAAP		$ (6,914,919)	$ (5,248,173)	$ (8,064,275)
Basic/diluted loss per share, U.S. GAAP	$ (0.16)	$ (0.17)	$ (0.27)

Consolidated statements of cash flow
	2005		2004
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Cash flows from
Operating activities	$ (672,593)	$ (672,593)	$ (2,191,185)	$ (2,191,185)
Financing activities	2,783,669	2,783,669	5,568,760	5,568,760
Investing activities	(2,376,215)	(2,376,215)	(3,226,854)	(3,226,854)
Increase (decrease) in cash and cash equivalents	(265,139)	(265,139)	150,721	150,721
Foreign exchange effect on cash	64,768	64,768	282,229	282,229
Cash and cash equivalents - beginning of period	640,308	640,308	207,358	207,358
Cash and cash equivalents - end of period	$ 439,937	$ 439,937	$ 640,308	$ 640,308

(a) Comprehensive income

Under SFAS 130, the Company is required to record certain gains and losses as a component of Stockholders' Equity, with the current changes in the component balances comprising the balance sheet figure disclosed in a separate statement or in a financial statement note.  The only item in the Company's financial statements impacting comprehensive income is the unrealized gains and losses from foreign exchange.

(b) Stock based compensation

Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value.  The company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”).  Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the company's stock at the date of the grant over the amount an employee is required to pay for the stock.

In December 2002, FASB issued SFAS No. 148, “Accounting for Stock–Based Compensation – Transition and Disclosure”.  SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  SFAS 148 is effective for fiscal years beginning after December 15, 2002.  the interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.  The company adopted SFAS No. 148, as required, on January 1, 2003 with no material impact on its financial statements.

- Form 20-F  --

-- Stream Communications Network & Media, Inc.  --

Stream Communications Network && Media Inc.

Notes to Consolidated Financial statements

December 31, 2005 and 2004

(in Canadian dollars)

16.

SUMMARY OF MATERIAL DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES cont'd

(d) New accounting pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), Share-Based Payment, which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services. SFAS No. 123(R) focuses primarily on accounting for transactions with employees. SFAS No. 123(R) eliminates the intrinsic value measurement objective in APB Opinion 25 and generally requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award in the requisite service period (which is usually the vesting period). The standard also requires the Company to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur.

The Company is required to apply SFAS No. 123(R) beginning with its fiscal year beginning January 1, 2006. SFAS 123(R) allows for either the “modified prospective method” or the “modified retrospective method” of recognizing compensation expense. Under the modified retrospective method, the Company must restate its previously issued financial statements to recognize the amounts the Company previously calculated and reported on a pro forma basis, as if the prior standard had been adopted. Under both methods, the Company is permitted to use either a straight line or an accelerated method to amortize the costs as an expense for awards with graded vesting.

The implementation of these new standards is not expected to have a material effect on the Company’s financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The Company is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which nullified 2004 guidance issued by the EITF on determining whether an impairment is other-than-temporary, and effectively reverted back to previous guidance in this area. The FSP generally encompasses guidance for determining when an investment is impaired, how to measure the impairment loss, and what disclosures should be made regarding impaired securities. This FSP is effective for the first quarter of 2006 is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2004, the FASB issued an exposure draft of a proposed Statement, “Fair Value Measurements” to provide guidance on how to measure the fair value of financial and non-financial assets and liabilities when required by other authoritative accounting pronouncements. The proposed statement attempts to address concerns about the ability to develop reliable estimates of fair value and inconsistencies in fair value guidance provided by current U.S. GAAP, by creating a framework that clarifies the fair value objective and its application in GAAP. In addition, the proposal expands disclosures required about the use of fair value to remeasure assets and liabilities. The standard will be effective for fiscal years beginning after December 15, 2006, and interim periods in those fiscal years, except that the disclosure requirements will be effective for fiscal years ending after December 15, 2006.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, which requires that changes in accounting principle be retrospectively applied as of the beginning of the first period presented as if that principle had always been used, with the cumulative effect reflected in the carrying value of assets and liabilities as of the first period presented and the offsetting adjustments recorded to opening retained earnings. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 with early adoption permitted. The Company is reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.

In June 2005, the FASB published an Exposure Draft containing proposals to change the accounting for business combinations. The proposed standards would replace the existing requirements of the FASB’s Statement No. 141,  Business Combinations . The proposals would result in fewer exceptions to the principle of measuring assets acquired and liabilities assumed in a business combination at fair value. Additionally, the proposals would result in payments to third parties for consulting, legal, audit, and similar services associated with an acquisition being recognized generally as expenses when incurred rather than capitalized as part of the business combination. The FASB also published an Exposure Draft that proposes, among other changes, that noncontrolling interests be classified as equity within the consolidated financials statements. The FASB’s proposed standard would replace Accounting Research Bulletin No. 51,  Consolidated Financial Statements .

-- Form 20-F  --

-- Stream Communications Network & Media  Inc.  --

Stream Communications Network && Media Inc.

Notes to Consolidated Financial statements

December 31, 2005 and 2004

(in Canadian dollars)

16.

SUMMARY OF MATERIAL DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES cont'd

On July 14, 2005, the FASB published an exposure draft entitled Accounting for Uncertain Tax Positions — an interpretation of FASB Statement No. 109. The proposed interpretation is intended to reduce the significant diversity in practice associated with recognition and measurement of income taxes by establishing consistent criteria for evaluating uncertain tax positions. The proposed interpretation would be effective for the first fiscal year beginning after December 15, 2006. Earlier application would be encouraged. Only tax positions meeting the probable recognition threshold at that date would be recognized. The transition adjustment resulting from application of this interpretation would be recorded as a cumulative-effect change in the income statement as of the end of the period of adoption. Restatement of prior periods or pro forma disclosures under APB Opinion No. 20,  Accounting Changes , would not be permitted. Management is in the process of reviewing the requirements of this recent exposure draft.

On September 30, 2005, the FASB issued an Exposure Draft that would amend FASB Statement 128, Earnings per Share, to clarify guidance for mandatorily convertible instruments, the treasury stock method, contracts that may be settled in cash or shares and contingently issuable shares. The proposed Statement would be effective for interim and annual periods ending after June 15, 2006. Retrospective application would be required for all changes to Statement 128, except that retrospective application would be prohibited for contracts that were either settled in cash prior to adoption or modified prior to adoption to require cash settlement. Management is in the process of reviewing the requirements of this recent exposure draft.

- Form 20-F  --

-- Stream Communications Network & Media, Inc.  --

Exhibits

12.1

Certification pursuant to Section 302 of the Sarbanes-Oxley Act by CEO

12.2

Certification pursuant to Section 302 of the Sarbanes-Oxley Act by CFO

13.1

Certification pursuant to Section 906 of the Sarbanes-Oxley Act by CEO and CFO

-- Form 20-F  --

-- Stream Communications Network & Media  Inc.  --

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual statements to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:

June 7, 2006

ON BEHALF OF THE COMPANY,

STREAM COMMUNICATIONS NETWORK & MEDIA INC.

Per:

“Iwona Kozak”

- Form 20-F  --

-- Stream Communications Network & Media, Inc.  --