Form 20-F/A
STREAM COMMUNICATIONS NETWORK & MEDIA INC.
filed 2006-06-14
CIK 1125670

United States Securities and Exchange Commission

Washington, DC  20549

FORM 20-F/A

AMENDMENT NO. 1

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

III

EXPLANATORY NOTE

Stream Communications Network & Media, Inc. (the “Company”) is filing this Amendment No. 1 (the “Amendment”) to its Annual Report on Form 20-F for the year ended December 31, 2005, which was originally filed on June 9, 2006 (the “Original Filing”), to reflect the amendment for senior management and major shareholders.

Except as required to reflect the effects of the restatement for the items above, the Company has not made any modifications or updates to the Original Filing on Form 20-F. Information not affected by the restatement remains unchanged and reflects the disclosures made at the time of the Original Filing. This Amendment does not describe other events occurring after the Original Filing, including exhibits, or modify or update those disclosures affected by subsequent events. This Amendment should be read in conjunction with the Company’s filings made with the SEC subsequent to the filing of the Original Filing, as information in such reports and documents may update or supersede certain information contained in this Amendment. Accordingly, this Amendment only amends and restates Part I, Items 4, 6, 7 of the Original Filing, in each case, solely as a result of, and to reflect, the restatement, and no other information in the Original Filing is amended hereby. In addition, currently dated certificates of the Company’s President and Chief Financial Officer have been attached as Exhibits 12.1, 12.2, and 13.1. The entire Original Filing, excluding exhibits other than 12.1, 12.2, and 13.1, has been refilled on this Form 20-F/A.

III

-- Form 20-FR  --

-- Stream Communications Network & Media, Inc.  --

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

Management Board:

Stream Poland’s Management Board comprises of:

Adam Ilczuk

- President and CEO

Supervisory Board:

Stream Poland’s Supervisory Board currently comprises of the following members:

Jan S. Rynkiewicz

Zbigniew Tragarz

Iwona Kozak

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

Directors and Senior Management

The Company
Iwona Kozak	President, Director
Robert Wussler	Chairman of the Board, Director
Jan Rynkiewicz	Director
Tomasz Tur	Chief Financial Officer
Stream Communications Sp. z o.o.

Adam Ilczuk	President
Dariusz Bigaj	Chief Financial Officer
Jan Rynkiewicz	Supervisory Board
Iwona Kozak	Supervisory Board

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

Name and Address of Shareholder	Number of Securities owned	Percentage of Securities owned
CDS & Co NCI Account 25 The Esplanade Toronto, Ontario, M5W 1G5 Canada (Canadian depository for brokerage houses)	20,701,650 Common shares	37.54%
Cede & Co PO Box 20 Bowling Green Station New York, NY, 10274 (US depository for brokerage houses)	6,903,961 Common shares	12.52%
Rosewood Investments LLC 110 Woodland Barrington IL 60010	5,944,376 Common shares	10.78%
Jan Rynkiewicz 23 Ross Close Lincoln, US, LN2 4WQ	9,582,331 Common shares	17.38%

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

June 14, 2006

ON BEHALF OF THE COMPANY,

STREAM COMMUNICATIONS NETWORK & MEDIA INC.

Per:

“Iwona Kozak”

- Form 20-F  --

-- Stream Communications Network & Media, Inc.  --