Form 20-F
period 2006-12-31
STREAM COMMUNICATIONS NETWORK & MEDIA INC.
filed 2007-11-19
CIK 1125670

FORM 20-F

United States Securities and Exchange Commission

Washington, DC 20549

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

[x ] ANNUAL REPORT PURSUANT TO SECTIONS "13" OR "15(d)" OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended .........December 31, 2006.......................................

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from .........................................................................

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

Commission file number: 0-30942 ___

STREAM COMMUNICATIONS NETWORK & MEDIA INC.

________________________________________________________________________

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant's name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 1400 - 400 Burrard Street

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

71,396,491 common shares at December 31, 2006

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

Item 17 ___✓ ____ Item 18 _______

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes: _______ No: ✓

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes: No: ✓

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer   Accelerated Filer   Non-Accelerated Filer ✓

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes: No: ✓

FORM 20-F

INDEX

CONVERSION TABLE *

GLOSSARY OF NAMES AND TERMS *

FORWARD-LOOKING STATEMENTS *

PART 1 *

Item 1 - Identity Of Directors, Senior Management and Advisers *

Item 2 - Offer Statistics and Expected Timetable *

Item 3 - Key Information *

A. Selected Financial Data *

Financial Highlights *

Exchange Rates *

B. Capitalization and Indebtedness *

C. Risk Factors *

History of losses, likelihood of future losses and dependence on additional financing *

We may encounter difficulties in future acquisitions of new cable television and Internet access businesses *

We operate in a market that is open to widespread competition and rapid changes in technology *

Termination of agreements with TPSA could prevent our access to its network, and significant expenditures could result *

Failure to replace key management and operating personnel could negatively affect our business *

Changes in regulations and permitting requirements could pose a threat to our operations *

Risks resulting from amendments to the Polish Copyright Act could lead to reduced programme offerings and increased costs or subscriber fees *

If foreign exchange rates fluctuate significantly, our profitability may decline *

Dilution of share capital from the exercise of stock options and warrants could affect our market price and deter future equity financing *

Conflicts between the interests of large shareholders and minority shareholders *

Shareholders' rights are different in Canadian corporations *

Holders of our shares may not be able to obtain enforcement of civil liabilities *

We are subject to Canadian taxation *

Item 4 - Information on the Company *

General *

Office Space in Canada *

Stream Communications Sp. z o.o. *

Overview *

Business Description *

Bielsat *

Gimsat *

ASK *

Miechowice *

Vega *

Stream's Cable Television Services *

Stream's Cable Television Program *

Table: List of programs licensed by Stream *

Stream's data services *

Stream's VoIP service *

Marketing and sales *

Overview of the Polish cable television industry *

Technology *

Stream Poland's customer base and market share *

Competition *

Regulation of Stream Poland's services *

Stream Poland's Organization, Management and Personnel *

Stream Poland Locations *

Office *

IEWS (formerly: International Eco-Waste Systems) S.A. *

Streamline Media (formerly: Polvoice.com) Sp. z o.o. *

Item 4A - SEC Comments *

Item 5 - Operating and Financing Review and Prospects *

Overview *

Results of Operations *

Liquidity, Capital Resources and Subsequent Events *

Trend Information *

Contractual Obligations and Loans payable *

Off-Balance Sheet Arrangements *

Canadian and US GAAP differences *

Critical Accounting Estimates *

Changes in Accounting Policies including Initial Adoption *

Related Party Transactions *

Financial Instruments and Other Instruments *

ITEM 6 - Directors, Senior Management and Employees *

Directors and Senior Management *

Executive Compensation *

ITEM 7 - Major Shareholders and Related Party Transactions *

Major Shareholders *

ITEM 8 - Financial Information *

Legal Proceedings *

ITEM 9 - The Offer and Listing *

Item 10 - Additional Information *

Share Capital *

Memorandum and Articles *

Exchange Control and Other Limitations Affecting Security Holders *

Taxation - Certain Canadian Federal Income Tax Consequences to United States Investors *

Item 11 - Quantitative and Qualitative Disclosures about Market Risk *

Currency and Exchange Rate Risk *

Item 12 - Description of Securities Other than Equity Securities *

Warrants *

PART II *

ITEM 13 - Defaults, Dividends, Arrearages and Delinquencies *

ITEM 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds *

ITEM15 - Controls and Procedures *

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT *

ITEM 16B - CODE OF ETHICS *

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES *

PART III *

ITEM 17 - FINANCIAL STATEMENTS *

ITEM 18 - FINANCIAL STATEMENTS *

ITEM 19 - EXHIBITS *

12.1 Certification pursuant to Section 302 of the Sarbanes-Oxley Act by CEO *

12.2 Certification pursuant to Section 302 of the Sarbanes-Oxley Act by CFO *

13.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act by CEO *

13.2 Certification pursuant to Section 906 of the Sarbanes-Oxley Act by CFO *

SIGNATURE PAGE *

CONVERSION TABLE

For ease of reference, the following conversion factors are provided:

1 mile = 1.6093 kilometres	1 metric ton (tonne) = 2,205 pounds
1 foot = 0.305 metres	1 troy ounce = 31.103 grams
1 acre = 0.4047 hectare	1 imperial gallon = 4.546 litres
1 long ton = 2,240 pounds	1 imperial gallon = 1.2010 U.S. gallons

GLOSSARY OF NAMES AND TERMS

Broadband	Broadband refers to telecommunication that provides multiple channels of data over a single communications medium, typically using some form of frequency or wave division.
CATV	Community Antenna Television, the original name for Cable TV.
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

Czestochowa	A city of southern Poland north of Katowice. It is heavily industrialized. Population: 251,000.
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

EU (European Union)

An economic association of European countries founded by the Treaty of Rome in 1957 as a common market for six nations. It was known as the European Community until January 1, 1994 and since 1 May 2004 comprises 25 European countries. Its goals are a single market for goods and services without any economic barriers, and a common currency with one monetary authority. The 25 countries are Austria, Belgium, the Czech Republic, Cyprus, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Portugal, Slovenia, Slovakia, Spain, Sweden and the United Kingdom.

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

Katowice	A city of southern Poland 50 miles west-northwest of Krakow. Chartered in 1865, it is an important mining and industrial center. Population: 314,550.
Krakow	A city of southern Poland on the Vistula River south-southeast of Warsaw. Founded in the eighth century A.D., it was the national capital from 1305 to 1595. Population: 756,267.
KRRiT	National Council for Radio and Television in Poland.
MDU	Multiple dwelling units
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

Rzeszów	A city, capital of Podkarpackie Province in southeastern Poland. Population: 163,508.
Silesia	Region in Southwest Poland bordering on the Sudety Mountains
UKE	Office of Electronic Communications in Poland.
UOKiK	Office of Competition and Consumer Protection in Poland.
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

Warsaw

The capital of Poland, in the east-central part of the country on the Vistula River. Founded in the 13th century, it replaced Krak??w as Poland's capital in 1596. Warsaw was ruled by Russia as an independent kingdom (1815-1917) and became capital of Poland again in 1918. Warsaw was rebuilt after 1945 and is today a major cultural, commercial, and industrial center. Population: 1,702,139.

Wroclaw	A city of southwest Poland on the Oder River, assigned to Poland by the Potsdam Conference (1945). Population: 634,630.

FORWARD-LOOKING STATEMENTS

Stream Communications Network & Media Inc. ("we", "us" and "our", as the context requires) (the "Company") cautions you that certain important factors (including without limitation those set forth in our Form 20-F) may affect our actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual statement, or that are otherwise made by us or on our behalf. For this purpose, any statements contained in this annual statement, that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "except," "believe," "anticipate," "intend," "could," estimate," or "continue," or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

PART 1

Item 1 - Identity Of Directors, Senior Management and Advisers

Not applicable

Item 2 - Offer Statistics and Expected Timetable

Not applicable

Item 3 - Key Information

A. Selected Financial Data

Financial Highlights

The following table sets forth our selected consolidated financial data for the years ended December 31, 2006, December 31, 2005, December 31, 2004, December 31, 2003 and December 31, 2002 prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). This selected consolidated financial data include the accounts of the Company and our subsidiaries.

	Year ended December 31	Year ended December 31,	Year ended December 31	Year ended December 31,	Year ended December 31,
	2006	2005	2004	2003	2002
	$CDN	$CDN	$CDN	$CDN	$CDN
Revenues	6,472,905	5,816,112	4,415,461	3,700,160	3,736,716
Net loss from continuing operations
Canadian GAAP	(4,485,893)	(5,811,359)	(6,564,715)	(6,254,620)	(3,626,325)
US GAAP	(4,444,561)	(4,977,876)	(4,533,705)	(8,064,275)	(3,626,325)
Net loss from discontinued operations
Canadian GAAP	-	-	-	-	(2,362,877)
US GAAP	-	-	-	-	(2,362,877)
Loss per share basic and diluted
Canadian GAAP	(0.08)	(0.14)	(0.22)	(0.21)	(0.21)
US GAAP	(0.05)	(0.12)	(0.15)	(0.27)	(0.19)
Total assets
Canadian GAAP	14,622,107	13,112,108	14,131,087	10,204,158	17,582,966
US GAAP	14, 622,107	13,112,108	14,131,087	10,204,158	17,582,966
Long-term debt	5,239,352	4,873,760	5,051,009	67,997	52,975
Capital stock	43,941,186	41,129,499	36,005,421	33,209,455	31,229,685
Weighted average number of common shares outstanding	59,629,483	42,953,922	30,027,489	29,333,427	28,023,911

Exchange Rates

In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars ("CDN"). Equivalents will be given in U.S. dollars ("USD") or Polish zloty ("PLN"), or Canadian dollars where the first currency stated indicates that a contract, a fee or agreement was made pursuant to a currency other than the Canadian dollar.

Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from January 1, 2002 to December 31, 2006 was as follows:

U.S. DOLLARS PER $1.00 (CDN)
	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
High	.9134	.8748	.8532	.7747	.6653
Low	.8479	.7851	.7138	.6327	.6175
Average	.8806	.8262	.7701	.7163	.63724
End of Period	.8569	.8580	.8303	.7727	.6344

In this report, several references are made to business in Poland and the Polish currency, the zloty. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Polish zloty (PLN), expressed in U.S. dollars, from January 1, 2002 to December 31, 2006 were as follows:

U.S. DOLLARS PER 1 POLISH ZLOTY (PLN)
	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
High	.3506	.3442	.3366	.2825	.3065
Low	.3042	.2877	.2453	.2428	.2325
Average	.3230	.3099	.2757	.2577	.2463
End of Period	.3442	.3070	.3339	.2665	.2603

B. Capitalization and Indebtedness

N/A

C. Risk Factors

History of losses, likelihood of future losses and dependence on additional financing

We have not been profitable in the past. The aggregate of our net losses (accumulated deficit) of $46,886,979 to December 31, 2006, has been financed by debt, private placements of equity securities, equity issued on settlement of debt and the exercise of stock options and warrants. We may not be profitable in the future.

The continued development and improvement of our business will require substantial amounts of additional financing. If we are unable to secure such financing on acceptable terms and on a timely basis, our financial results may be adversely affected.

In addition, our future prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing new businesses, which can be characterised by intense competition and rapidly changing events. Our auditors have included an explanatory paragraph disclosing substantial doubt regarding our ability to continue as a going concern as disclosed in the notes to the financial statements for the year ended December 31, 2006. The financial statements have been prepared on a going concern basis as we are confident that we will be able to continue as a going concern.

There can be no assurance that our financial plans will be achieved.

We may encounter difficulties in future acquisitions of new cable television and Internet access businesses

The completion of acquisitions and the integration of acquired cable television and Internet access businesses constitute a material part of our growth strategy. Before acquiring a new network or operator, we endeavor to perform a detailed analysis of integration-related costs and technical requirements, the financial standing of the business to be acquired, and our own capacity to finance the additional development of the acquired networks. We may encounter difficulties in the future in acquiring new businesses that meet growth and profitability criteria or difficulties in integrating acquired businesses, which may result in additional costs and in the frustration of our development strategy. We cannot rule out the possibility that future acquisitions of other cable television operators may be more time-consuming than originally assumed. Furthermore, we may not be able to acquire cable operators on terms and conditions that are advantageous. While we seek to mitigate these risks, any of the foregoing may adversely affect our business and financial performance.

We operate in a market that is open to widespread competition and rapid changes in technology

We operate in markets that are open to a variety of competitors, including large, well-established companies in the cable, satellite (the so called, digital platforms) and Internet access businesses, among others. The current legal environment makes it possible for competitors to build parallel and competing networks in the same regions in which we operate.

Currently, based on our own research, less than 20% of our aggregate networks are overbuilt by competitors. These competitors are typically not wiring the same subscribers as we do. However, if competitors are willing to significantly overbuild our networks and are able to obtain programming that is appealing to subscribers at reasonable costs and we are unable to do so, our business may be materially adversely affected.

In addition, the cable television and Internet access businesses are subject to rapid and significant changes in technology. Currently, no single method of television signal transmission or internet access dominates in Poland. We use flexible and modern technology which enables us to adjust to technological changes with relative ease, but we cannot predict the effect of technological changes. We anticipate that the role of cable in the transmission of television signals and data will continue to grow. However, the introduction of other methods of transmission may adversely affect our business. Rapid technological changes and the profitability of transmission technology other than cable may adversely affect our business.

In addition, should competitors with better access to funding sources prove swifter in adjusting to technological changes than us, it may adversely affect our business.

We also face competition from other means of television and Internet distribution, including television direct-to-home satellite TV and terrestrial broadcasting, and from alternative forms of entertainment and information provision.

Termination of agreements with TPSA could prevent our access to its network, and significant expenditures could result

Approximately 30% of our network has been constructed using pre-existing conduits of the Polish national telephone company, TPSA. Compared to most of our competitors, this represents a relatively small portion of our network. Agreements with TPSA provide that we may use TPSA conduits to offer services over our network and gain access to the conduits to upgrade, repair, and maintain the network.

Our agreements with TPSA permit TPSA to terminate these agreements without penalty at any time, either immediately (upon the occurrence of certain conditions relating principally to substantial breaches of the agreement, misuse of conduits or a change in control) or upon three to six months' notice (without cause). TPSA is the top provider of Internet access services in Poland; it is, therefore, a competitor to us. We believe that it is unlikely that a termination of these agreements will occur. Nevertheless, if these agreements were terminated, we could, at least for a period of time, be prevented from accessing its network, in which case we would have to incur significant expenditures to build or lease alternative conduits to continue providing our services.

Failure to replace key management and operating personnel could negatively affect our business

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

Changes in regulations and permitting requirements could pose a threat to our operations

Cable television operators in Poland are regulated by various regulatory bodies and are required to comply with laws providing for, among other things, intellectual property rights protections.

Cable operators are required to register at the Polish telecommunications regulatory (the "UKE", The Telecommunication and Post Regulation Office). UKE has the right to verify the technical quality of the networks.

Our program channels have to be registered at the National Council for Radio and Television (the "KRRiT"). A registration is valid for the periods ranging from one year to indefinite. The channels have either valid registration or appropriate application for registration have been made. KRRiT has the authority to reject applications to extend existing registrations for program channels if any such channels violate the Radio and Television Broadcasting Act. Our applications to register or extend the registration of the registration of program channels have never been rejected. In the unlikely event that a regulatory body was to refuse the extension of or amendment to our telecommunication approval, the extension of existing program registrations or the approval of additional program registrations, our business could be materially adversely affected.

The president of the Office of Competition and Consumer Protection ("UOKiK") has broad powers to sanction companies in the interests of consumer protection by ordering companies to comply and by levying fines against companies that act against consumer interests. Polish law does not clearly define the extent of the powers of this agency. We believe we have not engaged in any activity that might subject us to such sanctions. However, because of the broad powers of this agency, it is possible that our business may be adversely affected in the future by consumer protection related sanctions imposed against us or by sanctions directed at other businesses that in turn would indirectly affect how we conduct our business.

We cannot be sure that existing laws and regulations affecting our operations, or the interpretation or enforcement thereof, will not change. Some changes, including the implementation of new provisions in connection with Poland's accession to the European Union, might have an adverse effect on our business. Changes could include rules restricting the prices that we may charge for cable television subscriptions or Internet access, or regulations concerning the level of fees we may be required to pay to organizations for collective copyright administration and protection.

Risks resulting from amendments to the Polish Copyright Act could lead to reduced programme offerings and increased costs or subscriber fees

Before May 1, 2004 (i.e. the date of Poland's accession to the European Union), cable operators in Poland, including us, re-transmitted works that were broadcast by radio and television stations in a given area pursuant to a so-called "statutory licence". In order to be effective, the statutory licence required the cable operator to broadcast all programmes simultaneously and integrally with the primary broadcast. With an effective statutory licence, it was possible to show such works without being required to enter into separate agreements with their primary broadcasters, except in the case of encoded programmes.

The amendments to the Polish Copyright Act made on July 25, 2003 removed the statutory licence scheme, making it necessary for cable operators to enter into separate agreements with broadcasters. These amendments became effective on May 1, 2004. As a result, we are required to possess agreements with the broadcasters of all radio and television programmes which are broadcast on Stream's networks. Time and market pressure might adversely affect the terms and conditions of the agreements negotiated with these broadcasters, potentially resulting in higher fees payable by us to them. Our operating costs and costs per viewer may be significantly increased, and our programming offerings containing its most expensive programming may be curtailed. In addition, if broadcasters are not granted the right to broadcast their programmes within Poland, they will not be able to enter into agreements with us, also causing curtailment of our programme offerings. Reduced programme offerings or increased costs or subscriber fees may harm our business.

In addition, we are required to enter into agreements with organisations responsible for the collective management of copyrights and to pay through them remuneration to authors for our re-broadcasting of the authors' works. Pursuant to such agreements, we are obliged to pay remuneration at the rates specified in tariffs approved by the government-appointed Copyright Commission. Polish law does not impose a ceiling on remuneration to be collected by such organisations.

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

If foreign exchange rates fluctuate significantly, our profitability may decline

We do not hedge currency risk. Our revenues are generated in Pln, while our programming costs (constituting 21% of our revenues in 2006) and our expenditures for technical equipment purchases, among certain other costs, are denominated in foreign currencies. Accordingly, significant fluctuations of the Pln in relation to those currencies may adversely affect our business and our financial results.

Dilution of share capital from the exercise of stock options and warrants could affect our market price and deter future equity financing

As at October 31, 2007, the company have issued a further 10,200,000 shares as a private placement in addition to 71,396,491 shares issued as at December 31, 2006. There exist options to purchase a total of 1,370,000 of our shares and warrants to purchase an additional 14,849,142 shares (16,219,142 shares in total). If all of these options and warrants were exercised, shares issued as a result of such exercise would constitute 19.04% of all of our outstanding shares. The exercise of these options and warrants and the resale of the resulting shares on a public market may adversely affect the market price of our shares and our ability to raise future equity financing upon favourable terms.

As of October 31, 2007, our constituent documents authorise the issuance of up to 150,000,000 shares of common stock. Consistent with our strategy, we may issue some or all of such shares to acquire one or more businesses or other types of property or to provide additional financing. In addition, we may grant additional options and issue additional warrants in the future. The issuance of those shares may result in a reduction of the market price of our outstanding shares. The issuance of any additional shares will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of our voting control.

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

Holders of our shares may not be able to obtain enforcement of civil liabilities

While most of our assets are located in Poland, a majority of the members of our board of directors and officers are not permanent residents of Poland. As a result, it may be more difficult for holders of our shares to effect service of process on us, our directors and our officers and to enforce against us, our assets or these persons any judgements in civil and commercial matters. In addition, a Canadian court may not permit holders of our shares to enforce in Canada a judgement by a non-Canadian court related to claims under securities or other laws or otherwise related to their ownership of our shares. Canada is not a signatory to the Lugano Convention on Jurisdiction and Enforcement of Judgements in Civil and Commercial Matters.

We are subject to Canadian taxation

As a British Columbia corporation, income and dividend payments to shareholders are subject to Canadian tax laws and regulations. Depending on the jurisdiction of residence of our investors and on tax treaties, laws and regulations applicable to them, our investors may be subject, directly or indirectly, to various Canadian tax laws and regulations. We advise our investors to contact their tax advisors to determine how the tax laws and regulations of Canada and other jurisdictions applicable to them apply to them and their investments in us.

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

On May 4, 1995 we changed our name to "Trooper Technologies Inc." and on October 19, 2001 we changed our name to "Stream Communications Network, Inc.". On August 9, 2004 we changed our name to "Stream Communications Network & Media Inc." ("Stream"). We changed our year-end from October 31 to December 31 in 2001.

Our authorized capital is 150,000,000 common shares without par value.

Our registered office is Suite 703-938 Howe Street, Vancouver, British Columbia, V6Z 1N9, Canada. Our principal offices are located at 1400 - 400 Burrard Street, Vancouver, British Columbia, V6C 3G2, Canada, telephone (604) 669-2826.

We have the following operating subsidiary companies:

    Stream Communications Sp. z o.o. ("Stream Poland") was incorporated on October 26, 1999, under the laws of Poland. We own a 100% interest in Stream Poland which is in the business of operating cable television and high-speed Internet in Poland. Stream Poland's growth is being accomplished through acquisitions of small, independent cable TV and high-speed Internet providers and through its own marketing efforts. Stream Poland is located at al. 29 Listopada 130, 31-406 Krakow, Poland.

    Streamline Media Sp. z o.o., (formerly Polvoice.com, "Streamline") is a wholly owned subsidiary of our Company, being organized on August 11, 1999, under the laws of Poland. Streamline is acting for and on behalf of Stream Poland acquiring Cable TV System, which subsequently are re-organized and transferred to Stream Poland as an integral part to existing Cable TV Systems.

The following company is a subsidiary, but no longer has an operating business. We had previously decided to dispose of this company as there was no purpose to it; as a result thereof the liquidation of the company has commenced in the second half of 2007 and is expected to be completed by the end of 2008.

1. IEWS S.A. (formerly International Eco-Waste Systems "IEWS") is a wholly owned subsidiary of our Company being incorporated on September 24, 1996 under the laws of Poland.

We are a reporting issuer in the Province of British Columbia, Canada and our common shares are listed for trading on the OTC BB under the trading symbol "SCNWF". Our shares also trade on the Frankfurt exchange under the symbol "TPJ".

Office Space in Canada

We utilized about 1,000 square feet of office space in Vancouver, British Columbia. Our rent is $1,700 per month. In addition, we paid approximately $1,500 per month for office support that includes a photocopier, telephones, a fax machine, computers, printers, scanners, secretarial services, reception services and consumables.

As at October 2007, the lease for the premises in Canada has been cancelled; however the company will continue to be registered in Canada.

Stream Communications Sp. z o.o.

Overview

Stream provides cable television services and high-speed Internet access in the Polish districts of Slaskie, Malopolskie, Swietokrzyskie and Podkarpackie through its hybrid fibre coax ("HFC") networks. Recently, it has also begun offering limited Internet telephony services based on Voice over Internet Protocol ("VoIP"). Stream Poland provides its customers with a high quality product by employing modern, reliable networks, a broad selection of programmes, professional management and customer service.

We own and control business activities in Poland through a group of companies, in particular through our wholly owned subsidiary Stream Communications Sp. z o.o. ("Stream Poland") with a registered office in Krakow, ul. Aleja 29 Listopada 130, 31-406 Krakow, and indirectly, through the following subsidiaries of Stream Poland:

Bielsat.com Sp. z o.o. ("Bielsat")

Telewizja Kablowa Gimsat Sp. z o.o. ("Gimsat")

ASK Stream Sp. z o.o. ("ASK")

Vega Sp. z o.o. ("Vega")

Business Description

Stream Communications Network & Media Inc. and Stream Poland are collectively referred to as "Stream". Stream provides cable television services and high-speed Internet access in the Polish districts of Slaskie, Malopolskie, Swietokrzyskie, and Podkarpackie through its hybrid fibre coax ("HFC") networks. Recently, it has also begun offering limited Internet telephony services based on Voice over Internet Protocol ("VoIP"). As of December 31, 2006, based upon the company's subscriber database, Stream has 58,673 cable television subscribers, which represents a penetration rate of 69.83% of homes passed in its network region. Cable television services accounted for over 87% of its consolidated revenue in 2005, and 84% in 2006 with internet services increasing from 11% in 2005 to 15% in 2006. Stream has a growing number of Internet subscribers. The Company has introduced high-speed Internet access to its networks and has 5,716 Internet subscribers along with 740 premium TV subscribers making the total of 64,389 revenue generating units (RGU).

Stream conducts its business in Southern Poland's most densely populated region, which, as per data from the Main Statistical Office (GUS), has approximately 11.5 million inhabitants and 3.2 million television homes and according to the estimates by PIKE about 1.1 million cable subscribers. Stream originally targeted this area of Poland because of the number of mid-sized cities which at that time remained underserved by larger cable operators. Stream has funded its growth and operations principally through debt and equity issuances. Stream's management possesses cable-business expertise and experience and, in particular, knowledge of its local target markets.

Most of Stream's networks have an 862 MHz bandwidth and potentially are able to transmit up to 94 analogue television channels and 68 radio stations. A portion of Stream's networks can already be used for two-way transmission, which is necessary for Internet access and other interactive services. Stream's policy is to upgrade the networks it has acquired, including for the provision of two-way data transmission.

Stream Poland has made a number of cable television acquisitions, all of which have been successfully integrated into its business. These acquisitions include:

Date	Name of acquisition	Region of operation
April 2005	Vega II	Czestochowa
April 2005	Internet in Bytom	Bytom
Oct 2004	98% of Vega	Czestochowa
Sept 2004	Miechowice	Bytom
May 2004	60% of ASK	Sosnowiec
March 2004	Channel 69	Sosnowiec
June 2001	100% of Gimsat	Jaslo, Sanok, Brzozow
July 2001	MTK	Czestochowa
July 2001	A portion of the assets of AZART S.C.:
	AZART SC Telekom	Kielce
	AZART TK Trybinowski	Busko, Zdroj
September 2000	A portion of the assets of Elektromontaz Rzeszow S.A. El-Rzeszow "Telekab"	Rzeszow, Bochnia, Sankomierz
August 2000	A portion of the assets of Bister Sp. Z o.o.	Jaworzno, Czechowice-Dziedzice
July 2000	A portion of the assets of Telemedia Sp. Z o.o.	Czestochowa
July 2000	A portion of the assets of Marsat S.C.	Czestochowa
June 2000	51% of the shares of Bielsat	Beilsko-Biala, Czechowice-Dziedzice

Bielsat

Stream Poland is one of the founders of Bielsat and since Bielsat was incorporated on March 8, 2000, has held 51% of its shares. PPUH Bielsat owns the remaining 49% of its shares.

Stream Poland has an option to acquire the outstanding 49% in Bielsat, of which the option is valid until 2009. In the same period there is a 'drag-along' clause whereby PPUH Bielsat is obliged to sell its shares in Bielsat to Stream Poland, should Stream Canada decide to dispose of Stream Poland.

Gimsat

Stream Poland owns 100% of Gimsat, having made the final payment in May 2004.

ASK

ASK was purchased on May 5, 2004, wherein we paid $200,000 for a 60% interest in share capital of ASK. ASK currently has approximately 1,313 Internet subscribers.

Stream Poland has a call option to buy the outstanding 40% shares in ASK. In July 2007 this option was executed and the acquisition of the outstanding shares for a total proceed of 554.000 Pln will be completed by October 27, 2007, which is the date of payment for the shares.

Miechowice

Approximately 4,300 CATV subscribers were purchased in September 2004 in the Bytom region. In April 2005, approximately 2,000 Internet subscribers were purchased in the same region. As of December 31, 2006 the network and its subscribers have been fully integrated and absorbed into Stream Poland Sp. z o. o.

Vega

A 98% interest in Vega was purchased in October 2004 by Stream Poland to acquire approximately 4,200 subscribers. The balance of the ownership, consisting of a 2% interest, was acquired in 2005. A provision in the 2004 agreement allowed for the successful completion of a 10 year contract with an outside party that occurred in 2005 and formed part of the purchase price in 2005.

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

Stream's Cable Television Services

Stream Poland currently offers four programme packages:

  Bronze (Lifeline Tier): targeted to reach up to 8 channels for most subscribers, including all four Polish public television channels and Stream Poland's own information channel;

  Silver (Intermediate Tier): targeted to reach up to 18 channels for most subscribers, including all Basic Tier channels, plus Polish terrestrial channels and channels received free-of-charge;

  Gold (Basic Tier): targeted to reach up to 45 channels for most subscribers, including all Intermediate Tier channels and certain pay channels including e.g. Viasat History and Explorer, Eurosport, National Geographic, Fox Kids, BBC Prime, Polsat Sport and three music channels of VIVA;

  Live (Premium Tier): targeted to reach up to 45 channels for most subscribers, including all Top Tier channels and premium channels Canal+. Canal+ Film and Canal+ Sport;

The different programming packages are designed to attract the maximum number of subscribers in a given franchise area, in order to obtain the highest possible penetration. Stream markets to subscribers of lower priced tiers to encourage them to move to higher priced tiers. In the future Stream intends to offer add-on premium channel packages of additional channels.

Because Stream has acquired its cable television networks through acquisitions, the exact channels in program packages offered to customers vary across the network. One of Stream's strategic goals is to unify channel offerings, which it has already begun doing. Over the longer term, Stream also intends to unify pricing structures across its networks. To the extent Stream has so far unified programs and prices, it has not experienced high levels of customer churn.

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

Stream's Cable Television Program

Polish cable television operators have more than 200 channels from which to choose when building their program offerings. These channels are transmitted via satellites, the most popular of which are the Eutelsat and Astra satellites. When deciding which channels to offer its subscribers, Stream takes into account program demand analysis, subscribers' opinions, and cost. Most of the license agreements that Stream has entered into relating to program purchases will be in effect for the next three to five years and may be extended. Most of these license agreements also provide that as Stream's subscriber base increases, Stream may be able to modify the agreements to obtain more favorable terms.

Stream's programming providers are: (a) Polish public television; (b) Polish private terrestrial television stations licensed by KRRiT; (c) Polish and foreign satellite program providers; and (d) local program producers.

The table below contains the list of programs for which Stream has signed license agreements or obtained broadcasting permits from program providers.

Table: List of programs licensed by Stream

Channel No.	Name	Characteristics	Language
1	TVP 1	Public television	Polish
2	TVP 2	Public television	Polish
3	TVP POLONIA	Public television	Polish
4	TVP 3	Public television	Polish
5	POLSAT	Private terrestrial	Polish
6	TVN	Private terrestrial	Polish
7	TVN 7	Entertainment	Polish
8	POLSAT 2	Entertainment	Polish
9	TV 4	Private terrestrial	Polish
10	TV Puls	General	Polish
11	Polonia 1	Entertainment	Polish
12	Tele 5	Entertainment	Polish
13	TV Trwam	Catholic	Polish
14	BBC World	Information	English
15	BBC Prime	Entertainment	English
16	POLSAT Sport	Sport	Polish
17	TVN Meteo	Weather	Polish
18	TVN Turbo	Cars	Polish
19	TVN 24	Information	Polish
20	Explorer	Science	Polish
21	History	Science	Polish
22	MINI MINI	Children	Polish
23	Kino Polska	Movies	Polish
24	TVN Style	Entertainment	Polish
25	Ale Kino!	Movies	Polish
26	Zig Zap	Children	Polish
27	National Geographic	Science	Polish
28	Planete	Documentary	Polish
29	VIVA PL	Music	Polish
30	VIVA	Music	German
31	VIVA+	Music	German
32	RTL	Entertainment	German
33	RTL 2	Entertainment	German
34	SAT 1	Entertainment	German
35	VOX	Entertainment	German
36	Club	Entertainment	Polish
37	Jetix	Children	Polish
38	Discovery	Science/Documentary	Polish
39	Animal Planet	Science	Polish
40	Superstacja	Entertainment	Polish
41	Eurosport	Sport	Polish
42	Canal+	Entertainment	English
43	Canal+ sport	Entertainment	English
44	Canal+ film	Entertainment	English

For most subscribers, Channels 1-6 are available in Stream's Lifeline Tier and Channels 1-14 are available in Stream's Intermediate Tier. Stream includes all these programs in its Top Tier offering. These offerings are subject to change as Stream effects the licensing changes required under the recent amendments to the Polish Copyright Act.

In compliance with Polish law, Stream carries the Polish terrestrial television channels for its subscribers. Stream is currently involved in discussions to obtain rights to new channels. Stream is not dependent on any one program provider.

Stream's data services

Data transmission over HFC networks is much faster and more reliable than over telephone lines. Stream intends to upgrade 100% of its network to make high-speed Internet access available to all individual and business customers.

Stream's VoIP service

These services offer substantial decreases in the costs of long distance and international calls as well as calls to mobile networks due to sound compression and the use of VoIP for transmission instead of standard voice channels. At this time Stream has some VoIP customers and will continue to offer VoIP services based on demand.

Marketing and sales

Most of the cable television providers that Stream has acquired did not advertise or market their services. Stream does advertise and market its services in order to both retain its subscriber base and to add more subscribers.

Stream's marketing and sales strategy is currently delivered through the use of professionally trained salespeople working at eight permanent customer care and marketing offices and through periodic promotions of its services. Stream also uses a preview channel, an information channel, promotional material mailed with monthly invoices and its website (www.streamcn.pl) to inform its customers of existing and new programs and services. Stream undertakes a number of additional marketing initiatives, including market research, radio advertising, newspaper advertising and subscriber contests. All these efforts are aimed at limiting customer churn, moving customers into more expensive tiers of service and helping Stream gain market acceptance.

Stream has registered its trademark, its logo, and the names of its cable television program packages.

Overview of the Polish cable television industry

Poland has approximately 38.1 million inhabitants and 12.5 million households with a TV set of which 4.5 million are cable TV subscribers. Prior to 1989, during the Communist political regime, the Polish government controlled and regulated the television industry. All frequencies and channel offerings were limited principally to government broadcast programs. In the early years of the post-Communist era, there was no effective regulatory authority. This led to a proliferation of small cable operators building low-cost, poorly constructed cable systems in densely populated urban areas of Poland.

In more recent years, due in part to Poland's economic development and the introduction of cable industry regulations, Poland's cable industry has developed rapidly. In addition, large cable operators, such as @Entertainment (later: UPC; United Pan-Europe Communications), have constructed high-quality cable systems and offered numerous programming choices.

Despite these developments, the Polish cable television market remains underdeveloped. According to PIKE, there were at June 30, 2007, 600 cable TV operators with 1,086 networks providing services to 4.5 million of the country's 12.5 million TV-homes, of which 70% are passed by cable. The average monthly salary in Poland in August 2007 was $1,089 (2,885 Pln) per the Polish Central Statistical Office, while the average monthly cable subscription rates of the five biggest Polish cable operators was approximately $17 as per Stream own research.

Stream believes that there is significant potential for further consolidation among Polish cable television providers. Stream believes that currently the top 10 operators (including Stream) control approximately 65% of the built-out market, with the remaining 35% serviced by about 600 operators. Stream expects consolidation among these providers, particularly as smaller operator's face the regulatory compliance burdens of being required to meet minimum cable television network technical standards and pay for programming produced by others.

Stream believes that there are several reasons why Poland represents a favorable market for the provision of multi-channel cable services.

First, Poland is one of the largest single-language markets in Central Europe.

Second, watching television is a significant leisure activity in Poland, partly because cable television provides relatively inexpensive entertainment. Latest research by PIKE, indicates that each Polish household watches an average of 252 minutes of television per day.

Third, middle-income families living in multiple dwelling units, or MDU's, account for approximately 70% of residential housing in Polish cities. This high housing density results in comparatively low costs for building cable television networks. Currently Stream's average network density is about 320 homes passed per kilometer of cable plant. By comparison, the average housing density in the United States is 48 homes per kilometer of cable plant.

Fourth, in Poland the right to build cable television networks reaching MDU's is acquired through agreement with the owner of the MDU and does not require any permits from regulatory telecommunications authorities. Under such agreements, the operator is allowed to connect all apartments located in a given building to its network. Stream has entered into such agreements with renewable terms varying from ten to twenty years.

Technology

One of the most important aspects of Stream Poland's strategy is the acquisition of other cable television networks from various operators. These networks have different organisational structures and marketing policies and use differing equipment of varying capabilities. Valid telecommunications permits are in place for all acquired networks.

At a technical level, the acquired systems are all well suited to the transmission of television and radio programmes, and about nine per cent of them (the networks in Jaslo, Sosnowiec and Bytom) are already capable of providing the two-way transmission necessary for the provision of Internet access services. Because Stream Poland plans to increase its revenues by selling premium programme packages and data transmission services throughout its network, further modernisation of Stream Poland's network will be necessary.

A modern CATV network generally follows the scheme at left. Networks that are constructed as in this scheme have a hybrid structure based on both fibre-optic and coaxial cables and are referred to as HFC, or hybrid fibre coax, networks.

When acquiring systems from other cable operators, Stream Poland also acquires the existing infrastructures of those systems. When evaluating these infrastructures, Stream Poland focuses particularly on the number of subscribers connected to each headend, the configuration of the existing network, the configuration of the network within subscribers' buildings and the network transmission bandwidth.

So far, the operators that Stream Poland has acquired have been small, and it is inherent in small cable network systems that subscribers' plug-ins are in close proximity to the headends. Because of their proximity, small cable networks usually do not use fibre optic cables to connect headends with plug-ins. In the context of the figure above, this would be illustrated by replacing the headend with a fibre optic node.

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

  5.0 - 60.0 MHz for path return;

  87.5 - 108.0 MHz for radio channels; and

  110.0 - 862.0 MHz for television channels.

The nominal capacity of Stream Poland's networks is 68 radio channels with a bandwidth of 0.3 MHz and 94 television channels with a (European) bandwidth of 8.0 MHz. The actual capacity of the networks is smaller because some frequencies are used by governmental bodies, mobile telephone operators and terrestrial radio and television operators.

At present, 81% of Stream Poland's networks are engineered for the 862 MHz bandwidth, 14% operate at the 606 MHz bandwidth and 5% operate at 550 MHz. Stream Poland estimates that, by the end of 2008, 95% of its networks will have been upgraded to the maximum 862 MHz bandwidth.

As part of Stream Poland's efforts to adopt a common set of programme offerings across its network, all channels are processed at 720 MHz and the higher band is reserved for future transmission of a digital signal.

The cable television networks purchased by Stream Poland consist of equipment of varying quality, age and manufacturers. Stream Poland constructs and upgrades the networks using equipment of recognised manufacturers. The growth of cable television in Poland has led to the presence of representatives in Poland of the leading manufacturers of such equipment, including Scientific Atlanta, Motorola, Cisco and Times Fibre. As it increases the size of its networks, Stream Poland expects to be able to negotiate better prices for future equipment purchases.

Stream Poland's customer base and market share

Stream Poland has a total of 58,673 CATV subscribers, which, as Stream Poland estimates, represents a seven percent market share in the districts in which Stream Poland operates. Nearly all of Stream Poland's customers are in MDUs. As of the end of December 2006, Stream Poland's penetration rate, calculated as the number of Stream Poland's subscribers divided by the number of homes passed by Stream Poland, was approximately 77%. Stream Poland has generally been able to improve upon the penetration rates of it's acquired companies shortly after their acquisition.

Stream Poland experienced customer churn of approximately 10.7 % in 2006 and approximately 9.6% in 2005 and approximately 11.45% in 2003.

Stream Poland's primary market is located in south-eastern Poland and includes the following districts: Slaskie, Malopolskie, Swietokrzyskie and Podkarpackie. The map below illustrates the locations of Stream Poland's cable television networks.

Locations of Stream Poland's cable television networks

Stream Poland's market has approximately 11.5 million people, 3.2 million television households and 1.1 million cable television subscribers. Stream's market locations are the most densely populated in Poland, containing roughly 30% of the nation's population. There are 92 towns with more than 50,000 inhabitants in all of Poland and 35 of them are located in this region.

Competition among cable television operators is not as strong in Stream Poland's market as in the largest Polish towns, where the market is relatively mature and where competing networks often overlap. Stream Poland believes that there are good acquisition opportunities in its market because the operators who initially moved into this market were, and generally remain, small and independent.

Competition

In general, the cable television market in Poland is not overbuilt. At present, Stream Poland's competitors have overbuilt only approximately 20% of Stream Poland's network area. The following is a list of major cable television operators in Poland, who together hold approximately 50% of the Polish cable television market but currently have limited presence in the markets where Stream Poland focuses its business. They may, however enter Stream Poland's markets in the future, and also may compete with Stream Poland in acquiring network assets. They are:

  UPC Telewizja Kablowa, a subsidiary of the European cable television operator UGC Europe Inc. (formerly United Pan-Europe Communications) with more than 1,000,000 subscribers in eight out of the ten of largest cities in Poland.

  Vectra, with approximately 643,000 subscribers in Poland and operates in Wroclaw, Walbrzych, Bielsko Biala, Elblag, Olsztyn, Slupsk, Bialystok, Radom, Zabrze, and 80 other Polish cities.

  Aster, a subsidiary of a consortium of investments funds, with 416,000 subscribers in Warsaw (Aster), Krakow (Autocom) and Zielona Gora (ZTP).

  Multimedia Polska, with approximately 601,000 subscribers in Poland, mainly in Kalisz, Szczecin, Gorzow Wielkopolski, Lublin, Rzeszow, Gdynia, Torun and Plock.

Direct-to-home satellite television (the so-called digital platform), which is widely accessible in Poland, also competes with cable television. Two entities provide high quality direct-to-home satellite services in Poland:

  Cyfra+, which has approximately 850,000 subscribers, and

  Polsat Cyfrowy, which has approximately 1,500,000 subscribers.

There are up to six terrestrial channels available in Poland that also competes with cable television. However, in most cases the reception of aerial signals is generally so poor that, with the exception of the largest cities, most viewers are only able to receive some of these channels. The majority of viewers require access to cable television in order to receive even these six channels.

Regulation of Stream Poland's services

Radio and Television Act

The Polish Radio and Television Act regulates the broadcasting of radio and television programmes and of cable channels. The Radio and Television Act established the National Radio and Television Council ("KRRiT"). KRRiT's mandate is to support freedom of speech in radio and television, to support the independence of broadcasting organisations, to protect viewers' interests and to ensure the open and pluralistic nature of radio and television. KRRiT also seeks to prevent steps aimed at the establishment of a monopoly in radio and television, to eliminate censorship and to ensure, through its licencing policy, the pluralistic nature of the audio-visual mass media. KRRiT also functions as the oversight authority for all activities of broadcasting organisations.

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

Although it has been assumed that the latest amendments to the Copyright Act would fully conform its provisions to EU law, Polish law does not reflect EU law completely. For instance, there is no clear provision for so-called "general contracts" whereby copyrights as well as related rights are collectively managed. General contracts are permitted in EU countries to ensure that cable operators can acquire all rights associated with a work. Consequently, the lack of such regulation in Poland means that many agreements may have to be negotiated with organisations responsible for the collective management of copyrights without a cable operator being able to ascertain that such agreements would fully cover all copyrights and related rights.

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

Telecommunications lawAll Polish telecommunications activities are regulated under the Polish Telecommunications Act, which took effect on September 3, 2004. The Telecommunications Act imposes regulations on telecommunications activities and technical requirements for equipment to be used for telecommunications activities. The term "telecommunications activity" is defined as business activity consisting in the provision of telecommunications services, the provision of telecommunications networks or associated facilities. Moreover, the Telecommunications Act contains detailed provisions concerning telecommunications permits, radio permits, frequency usage, telecommunications secrecy, the connection of networks, the co-operation of operators, telecommunications infrastructure and the functioning and organization of the Office of Electronic Communications ("UKE"), among other provisions. The Telecommunications Act replaced provisions concerning telecommunications activities contained in the Communications Act of July 21, 2000.

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

The Telecommunications Act does not separately regulate Internet telephony services, because these services are considered data transmission services rather than the operation of a public telephone network. As described above, Stream Poland needs only to notify UKE that it is providing such services. Since UKE's President did not object to Stream Poland providing these services, Stream Poland is permitted to provide them throughout Poland.

Competition and consumer protection

The Polish Competition Protection Act regulates, among other things, conditions that further competition, procedures for counteracting competition-restraining practices and the violation of consumer interests. The governmental office responsible for enforcing the Act is the President of the Office of Competition and Consumer Protection ("UOKiK"). Detailed provisions applicable to entities operating in the telecommunications industry, and in particular relating to dominant or significant market positions, are also contained in the Telecommunications Act.

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

Certain special limitations are also imposed by the Act on Common Duty to Defend the Republic of Poland ("Defence Act") of November 21, 1967 (Journal of Laws 1992, No. 4, item, 16). In the event of operational reviews conducted by the armed forces, military drills, training in civil defence or common self-defence in peacetime, as well as in the event of an announcement of army mobilisation or at time of war, operators may be obliged to provide material services to the armed forces, such as renting real property and movables to the armed forces or to further state defence.

Stream Poland's Organization, Management and Personnel

As a Polish limited liability company, Stream Poland has two levels of management:

Management Board; and

Supervisory Board

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

Management Board:

Stream Poland's Management Board comprises of:

Adam Ilczuk - President and CEO

Krzysztof Czwartkiewicz - Director

Zbigniew Tragarz - Director

Supervisory Board:

Stream Poland's Supervisory Board currently comprises of the following members:

Jan S. Rynkiewicz

Iwona Kozak

Przemyslaw Aussenberg

Stream Poland Locations

Stream Poland currently rents 8,000 square feet in an office building, close to the centre of Krakow and is considered adequate for the company's head office needs for the foreseeable future. The customer database and the call centre (to manage customer calls) are also located here.

Stream Poland also maintains small separate offices in Rzeszow, Bielsko-Biala, Jaslo, Sanok, Sosnowiec and Czestochowa to act as a base for local customer service and sales representatives. These local offices are connected with the head-office in Krakow and are able to access its database on-line.

Office

Stream Poland utilizes about 8,000 square feet of office space in Krakow, Poland. Stream Poland's rent is approximately $17,512 per month. The lease of the premises expires in 2010.

IEWS (formerly: International Eco-Waste Systems) S.A.

IEWS was in the business of constructing and operating rendering plants in Poland. IEWS is inactive and currently does not have any rendering plants in operation.

In view of developments and uncertainty with BSE (Bovine Spongiform Encephalopathy or "mad cow disease") issues and as a result of our focus on cable TV and the operations of Stream Poland, we decided that the operations of IEWS did not fit with our current objectives.

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

Polvoice's business objective was to become an Internet, data transmission, and VoIP provider in Poland. Polvoice services did include VoIP services, data transmission, teleconferencing, web site development, and maintenance.

Streamline Media was in 2006 're-activated' and preparing market research on potential acquisition target on the polish cable TV market, with the view that Streamline Media will be acting as an agent for and on behalf of Stream Poland acquiring new cable TV systems.

Item 4A - SEC Comments

Stream Communications Network & Media, Inc. is not subject to any unresolved SEC issues, comments or disputes.

Item 5 - Operating and Financing Review and Prospects

Overview

We prepare our financial statements in Canadian dollars and in accordance with Canadian GAAP reconciled to US GAAP.

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. To the extent applicable to our consolidated financial statements, the principles conform in all material respects with generally accepted accounting principles in the United States, or US GAAP, except as described in note 21 to our audited consolidated financial statements included elsewhere in this Form 20F and Annual Report.

In this annual report on Form 20F we use Adjusted EBITDA, which we defined as operating loss/earnings before amortization and write-down of capital assets, plus other income (expenses). Adjusted EBITDA is not a measure of performance under Canadian GAAP or US GAAP. We have included Adjusted EBITDA is this Form 20F because we believe that, in addition to net income, Adjusted EBITDA provides readers with a basis to evaluate our operating performance. To evaluate Adjusted EBITDA, the components of Adjusted EBITDA, such as net income and interest and the variability of such components over time, should also be considered. Readers should be cautioned, however, that Adjusted EBITDA should not be constructed as an alternative to net income (loss) (as determined in accordance with Canadian GAAP or US GAAP) as an indicator of our operating performance. Our method of calculating Adjusted EBITDA may differ from the methods used by other companies and, as a result, Adjusted EBITDA measures presented in the From 20F may not be comparable to other similar titled measures disclosed by other companies.

Our core business is considered to be our cable TV operations. From the beginning of our operations in Poland until December 31, 2006 approximately $16.5 million had been spent on the acquisition and modernization of cable television network equipment and $7.7 million on the acquisition of licenses and subscribers. Our future business growth is expected to consist of buying subscribers from independent operators, building networks in areas where existing operators are unwilling to sell us their subscribers, buying interests in existing cable operations and reconstructing old systems by preparing them for the transmission of new services, including pay-per-view, internet, and video-on-demand.

Results of Operations

Year ended December 31, 2006 compared to the year ended December 31, 2005

Stream Communications Network & Media, Inc. is reporting a negative Adjusted EBITDA of $(502,984) for the year ended December 31, 2006 (2005 - $(2,547,755) 2004 - $(2,297,842)). The improved Adjusted EBITDA is a result of increased revenue and decreased operating expenses following a corporate restructuring, moving all corporate functions from Canada to Poland.

Revenue increased by 11% in the current year as compared to 2005, as result of a focused effort to increase rates for cable TV services, as well as launch of internet services to Cable TV Subscribers on recently modernized part of the networks. The number of Cable TV internet subscribers' increased by 110% from December 31, 2005 to December 31, 2006.

The company is actively seeking to increase the sales of added services (internet and telephony) and launched a program modernizing existing networks, to be able to provide such services. The program was launched in the 2nd half of 2006 and by December 31, 2006 approximated 50% of the networks were able to provide triple-play capability. As a result thereof it was possible to offer internet service to a broader audience and increase subscribers.

Operating Expenses decreased 15% from December 31, 2005 to December 31, 2006 following a corporate restructuring moving nearly all corporate functions from Canada to Poland.

Programming and System lease expenses increased by effective by 120% from December 31, 2005 to December 31, 2006, however the effective increase was 22% as the company recorded all expenses in respect of Programming and System lease as such - and not as in previous years recording part of the expense as 'Office Expenses'. The Company has not restated previous years in that respect. The effective increase of 22% was primarily a result of:

  Improved program offering following the price increase of cable TV services, and new government imposed requirements; and

  The launch of internet services requiring the company to purchase incremental internet access to provide our subscribers with a quality experience.

The most significant cost decrease was 'Investor relations' which decreased by 92%. In 2005, the company made a large effort to raise new capital, creating significant awareness about Stream Communications Network & Media Inc. allowing the company to follow the leads generated through the 2005 Campaign.

Amortization the amortization charge for the year was $2,388,716 compared to $2,650,139 in 2005, a decrease of 10% as the cable TV systems acquired in 2002 and earlier are fully amortized.

Other Operating Expenses (Income) as of December 31, 2006 the company had incurred a restructuring expense of $209,523 with respect to severance pay and similar costs resulting from moving our headquarters from Canada to Poland.

Financial and Other Items: In 2006, the company had expense of $1,021,140 versus $516,899 in 2005. This increase is due to three main items: (1) a Standby Guarantee of $5,826,826 the company obtained from two shareholders at the expense of $798,289, (2) in 2005 the company reversed an accrual for the IPO expenses related to a potential listing on the Warsaw Stock Exchange, and (3) sufficient equity was raised to repay the loan from Quest Capital Corp as well as other supplier debts.

Income Taxes increased in 2006 as a future income tax asset of $315,315 relating to accumulated losses of the Non-Canadian operations that were reversed as the losses expired.

All together, the Company ended 2006 with a net loss of $4,485,893 versus a net loss of $5,811,359 in 2005.

Although the company ended 2006 with a working capital deficiency of $1,787,498 in 2006 it was a significant improvement over prior year where the company had a negative working capital of $2,552,174.

Summary of Quarterly Results

	Total revenues	Net loss for the period	Net loss per share (basic and diluted)
December 31, 2006	1,707,026	2,217,700	0.04
September 30, 2006	1,651,997	356,981	0.01
June 30, 2006	1,545,990	1,403,298	0.02
March 31, 2006	1,567,892	507,914	0.01
December 31, 2005	1,507,689	826,874	0.01
September 30, 2005	1,435,392	859,350	0.02
June 30, 2005	1,445,359	1,517,202	0.04
March 31, 2005	1,437,672	2,607,933	0.06

Year ended December 31, 2005 compared to the year ended December 31, 2004

Revenue increased by 31.7% in the current year as compared to 2004. We continued to make acquisitions of subscribers, build out and offer new services, increase channels for viewing and spend money on marketing campaigns. In 2005, we acquired approximately 8,100 subscribers. The average number of RGU's during 2005 was 60,700, as compared to 2004 where the average number had been 48,600. At the end of 2005 the total number of RGU's was approximately 64,250.

Operating Expenses increased from $8,111,407 to $11,024,006. The main contributing factors were the growth in Investor Relations, Wages and Programming, while the decrease in Stock-based Compensation represented a mitigating factor.

Loss from operations for the year was $5,267,499. Included in the loss are stock-based compensation charges of $873,983 being a non-cash expense created from the granting of stock options in 2005. The investor relations campaign was costly and it did not produce any immediate results. The program did create a lot of awareness however it is unknown as to the long-term benefits. The expenses of running a head office in Vancouver excluding investor relations costs amounted to approximately $2 million. This includes the cost of settlement of the departure of the president for a cost of approximately $210,000. Removing the cost of head office in total gives a positive Adjusted EBITDA of $1.377 million from operations. Although the cost of a head office cannot be removed in total, a combination of reduced costs in Vancouver and Poland could make a significant difference. It was the company's objective to reduce as many costs as possible in 2006.

Amortization the amortization charge for the year was $2,650,139 compared to $1,398,104 in 2004, an increase of 90% due to the growth of in the amortization of intangibles related to a system acquisition.

Liquidity, Capital Resources and Subsequent Events

Our working capital deficiency as at December 31, 2006 was $1,787,498, compared to the working capital at December 31, 2005, which was a negative $2,552,174 and December 31, 2004, which was a negative $2,845,579, representing a significant improvement.

The company has made a focused effort to reduce the amount of accounts payable outstanding, improving the company's overall standing and its relationship with its key suppliers. Compared with its accounts payable balance at December 31, 2005, Stream Communications Network & Media Inc. has reduced the balance of accounts payable outstanding by 15% year-over-year.

The reduction in accounts payables combined with an increase in current assets, mainly through higher VAT receivables in the Non Canadian operations, has enabled the company to improve its working capital year-on-year.

To finance operations and investments in property, plant and equipment, the company in the course of 2006 made a number of private placements raising a total of $2,641,246 through the issue of 16,101,664 shares and an equivalent amount of warrants

In addition to private placements, and an effort to reduce debt and pay for services, 3,534,819 shares were issued for wages, legal services, restructuring cost and interest expense.

On June 12, 2006, the company secured future financing obtaining a standby guarantee of $5,000,000 USD, which is guaranteed by two shareholders. The fee for such guarantee was $750,000 USD pay in shares (3,807,107 shares).

The standby guarantee provides that the Guarantor will be providing Stream with financing as follows:

$ 2,500,000 USD equity investment in the company at a share price for the purpose of such subscription equal to the average closing price of the shares of Stream on the OTCBB or such other stock exchange or electronic trading facility on which the greatest volume of Stream's shares then trade for the ten trading days immediately preceding the date of notice of exercise less 25%.

$ 2,500,000 USD loan for a term of 3 years, with such loan to bear interest at the rate of 10% per annum payable quarterly in arrears. The loan will be convertible on default at the option of the Guarantor into common shares of Stream utilizing a conversion price being the average closing price of the shares of Stream on the OTCBB or such other stock exchange or electronic trading facility on which the greatest volume of Stream's shares then trade for the ten trading days immediately preceding the date of notice of exercise less 20%.

Trend Information

Stream Communications Network & Media Inc. is actively focusing on roll-out of internet services throughout its networks and is scheduling a launch of telephony in 2007. Being able to offer three services (Television, Internet and Telephony) to all its clients will allow the company to increase revenue generating units (RGU) while only marginal increased cost, as the same infrastructure is used to provide all three services.

From 2005 to September 2007, the company has successfully acquired new subscribers both on cable TV services but also internet services:
	Dec 2005	Dec 2006	Sep 2007
Cable TV Subscribers	59,588	58,673	59,668
Internet Subscribers (HFC)	1,182	2,491	4,250
Internet Subscribers (A-Lan)	3,361	3,225	2,478
	64,131	64,389	66,696

While the cable TV market in Poland is becoming a mature market, with a transparent service offering, internet and telephony are still new markets with room to grow; however, especially for internet, the competition from Telco's is visible, and it is expected to lead to lower rates in this market segment.

Stream Communications Network & Media Inc. has in 2007 continued the strategy it embarked upon in 2006, upgrading existing networks offering triple-play services to an increasingly larger number of its clients, growing revenue using the existing technical infrastructure.

The company will continue to improve its technical infrastructure aiming at offering all clients triple-play by the end of 2008.

In 2007, the company will complete a mid-term bond issue of $5,601,792 (Pln 14,000,000) which will enable it to finance the modernization of existing networks and also re-finance its current liability.

Contractual Obligations and Loans payable

Contractual obligations at December 31, 2006 are as follows:
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$5,466,902	357,176	830,109	4,279,618	nil
Capital lease obligations	$289,668	160,042	129,625	nil	nil
Operating lease Obligations	$77,548	56,919	20,630	nil	nil
TOTAL	$5,834,118	574,137	980,364	4,279,618	nil

Programming Commitments The Company does not have any fixed programming commitments. All programming contracts are, although long-term, variable as a function of number of subscribers.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet arrangements.

Canadian and US GAAP differences

The company is maintaining its accounting records in accordance with general accepted accounting principles in Canada and, for the non Canadian operations, in accordance with general accepted accounting principles in Poland. The latter set of accounting records are translated and restated to conform to generally accepted accounting principles in Canada.

The results for the December 31, 2005 and 2004 financial statements have been restated to reflect the difference between Canadian and US GAAP related to stock-based compensation under APB 25 and its related interpretations. The Company's previously issued consolidated financial statements did not give effect to an adjustment for stock-based compensation. For the years ended December 31, 2005 and 2004, net loss, restated, under US GAAP was reduced by $833,483 and $2,031,010 respectively.

When reconciling the Financial Statements to US GAAP, there is a difference in 2006 related to the following:

  The proportionate amount of the foreign currency translation was recognized in net income on a partial disposition of the investment of a self-sustaining foreign subsidiary. Under US GAAP, such recognition occurs only when there is a complete realization of the investment.

The Company also records the following differences in previous years:

  Stock-Based Compensation which under Canadian GAAP is an expense to the Company is excluded from the Statement of Operations under US GAAP.

  The cumulative translation account which is included as a component of shareholder's equity under Canadian GAAP, is included as a component of accumulated other comprehensive income under US GAAP.

Critical Accounting Estimates

Management has made certain judgments and estimates that affect the reported amount and other disclosure in our financial statements.

Loss Contingencies. Our estimates of our loss contingencies for legal proceedings are based on various management judgments and assumptions regarding the potential resolution or disposition of the underlying and associated costs.

Valuation of Long-Lived Assets. On an annual basis, we review the long-lived assets held and used by us (primarily Cable TV Equipment and Conduit) for impairment. Assessing the appropriate valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when book values exceed our estimate of undiscounted future net cash flows associated with the assets. We review the carrying value of our capital assets, including construction in progress and believe that our reported values are reasonable based on current circumstances.

Amortization. Amortization of property, plant and equipment is principally based on a declining balance method where the cost of equipment is amortized evenly over the conservative estimate of its useful life, salvage, or residual value.

Future Income Taxes. We record future income tax assets, including potential tax benefit for operating loss carry-forwards and future income tax liabilities. The amount that we record for these assets and liabilities are based upon various management judgments, assumptions and estimates. These include judgments regarding the tax rates that will be applicable to the future income tax amount and the likelihood that we will generate sufficient taxable income or gains to utilize future income tax assets. Due to the numerous variables associated with our judgments, assumptions and estimates relating to the valuation of our future income tax assets and liabilities, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainties and, as additional information becomes known, we may change our estimates.

Subscriber Base. Subscriber Base is recognized at the acquisition of new cable TV or LAN systems. On an annual basis, we review the carrying value of Subscriber Base for impairment. Assessing the appropriate valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when book values exceed our estimate of undiscounted future net cash flows associated with the assets. We estimated the carrying value of our Subscriber Base in 2006 and believe that our reported values are reasonable based on current circumstances.

Goodwill. Goodwill and other intangible assets that are deemed to have an indefinite life are tested for impairment on an annual basis, and otherwise when indicators of impairment are determined to exist by applying a fair value based test. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgments at many points during the analysis. In testing for potential impairment, the estimated fair value of the reporting unit, as determined based upon discounted cash flow forecasts, is compared to the book value of the reporting unit.

Changes in Accounting Policies including Initial Adoption

There was no change in accounting policies in 2006.

Related Party Transactions

In 2006, Stream Poland Sp. z o. o., a subsidiary of the company, appointed MediaForum Sp. z o. o. as Advertising Agency for the Company's Polish operations. During 2006, MediaForum Sp. z o. o. rendered services for the amount of $58,498 (Pln 146,200), which were fully paid as of December 31, 2006. The Director and Owner of MediaForum Sp. z o. o. is a related party to Mr. Rynkiewicz.

On June 12, 2006, the Company arranged for Standby Guarantee of USD $5,000,000, which can be exercised on or after March 2, 2007, provided the company has not managed to raise a minimum of USD $5,000,000 in financing by way of debt and of equity before March 1, 2007.

The standby guarantee has been issued by:

Trasco Sp. z o. o. and Jan S. Rynkiewicz USD$ 3,000,000

Blueagle Investments and Miroslaw Tomaszewski USD$ 2,000,000

Stream Communication paid a fee of USD $750,000 to the guarantors of the stand by guarantee. The fee was paid in shares - 3,807,107 Shares at a price of USD $0.197 per Share.

The standby guarantee provides that the Guarantor will be providing Stream Communication with financing as follows:

USD $2,500,000 equity investment in the company at a share price equal to the average closing price of the shares of Stream on the OTCBB or such other stock exchange or electronic trading facility on which the greatest volume of Stream's share then trade for the ten trading days immediately preceding the date of notice of exercise less 25%.

USD $2,500,000 loans for a term of 3 years, with such loan to bear interest at the rate of 10% per annum payable quarterly in arrears. The loans will be convertible on default at the option of the Guarantor into common shares of Stream utilizing a conversion price being the average closing price of the shares of Stream on the OTCBB or such other stock exchange or electronic trading facility on which the greatest volume of Stream's share then trade for the ten trading days immediately preceding the date of notice of exercise less 20%.

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

ITEM 6 - Directors, Senior Management and Employees

Our board of directors is elected by our shareholders as indicated in our Articles. Directors have not entered into any service agreements and do not receive any remuneration. Our executive officers are appointed by our board of directors and have service agreements with us. The normal notice period for executive officers is 12 months. In the case of Stream Poland, both the Supervisory Board and the Management Board are elected by the General Meeting of Shareholders (in practice - by the only shareholder i.e. the Parent Company). The following sets out our directors and officers.

Directors and Senior Management

Stream Communications Network & Media, Inc.

Robert Wussler Chairman of the Board, Director

Jan S. Rynkiewicz President, Director

Iwona Kozak Director

Przemyslaw Aussenberg Non-Executive Director

George H. Bathurst Non-Executive Director

Jens Chr. Christensen Chief Financial Officer

Stream Poland Sp. z o. o.

Adam C. Ilczuk President

Krzysztof Czwartkiewicz Director

Zbigniew Tragarz Director

Jens Chr. Christensen Chief Financial Officer

Jan S. Rynkiewicz Supervisory Board

Iwona Kozak Supervisory Board

Robert Wussler (70) was appointed on May 4, 2004. Bringing an impressive background in broadcasting and telecommunications to the company, Mr. Wussler is currently President and Chief Executive Officer of Ted Turner Pictures and Ted Turner Documentaries. An acknowledged leader in the television industry for over three decades, he has been responsible for groundbreaking advances in news production at CBS News and CNN. The former President of both CBS Sports, and the CBS Television Network, Mr. Wussler was a co-founder of CNN, TNT and WTBS, and Senior Executive Vice President of Turner Broadcasting. Bringing an extraordinary background in cable telecommunications to his work with Stream, Mr. Wussler was also President and CEO of Comsat Video Enterprises, where he led the company through unprecedented growth.

Jan Rynkiewicz (54) became a Director of the Company on January 18, 2006, having previously been a director from April 24, 1998 to February 1, 2002 and from May 29, 2003 to May 31, 2004. A graduate of the School of Banking and Insurance in Warsaw, Jan Rynkiewicz moved to the UK in 1974, residing there for the next sixteen years. In 1977, he founded Courtfield Construction Ltd., a London-based building construction company. From 1986 through 1993, Mr. Rynkiewicz became an associate of Invesco in Poland and serves as Chair of the Board of Directors of Castle holding Ltd. of Warsaw, a consulting company with expertise in facilitating development of Polish industry privatization. Mr. Rynkiewicz was notably President of Zywiec S.A. (one of Poland's brewing group) during a period when this company successfully undertook an expansion program, secured Heineken as a major strategic investor, and became a capitalized company on The Warsaw Stock Exchange.

Iwona Kozak (46) since 1 March 1996 she has been a Director and Vice President for Corporate Affairs and since 23 April 1999 she has been its Secretary. Born in Poland, she has been living in British Columbia since 1984. She graduated from the British Columbia Institute of Technology with a diploma in marketing. She has a broad experience in the area of marketing and public relations. She perfected her managerial and business skills as the co-founder and president of a division of the Canadian Polish Chamber of Commerce in British Columbia. In the years 1993-1995 she published a magazine dedicated to economics called "Partners with Poland" ("Partnerstwo z Polska") and provided advisory services to Canadian companies in the area of investments in Polish markets.

Przemyslaw Aussenberg (39) Mr. Aussenberg brings over 15 years of experience in business management and has held a number of executive positions, including Financial Director for ITI Group, a media conglomerate in Poland active in various sectors of entertainment, such as television, multiplex cinemas and movie production companies. Mr. Aussenberg was also Chief Financial Officer and a Board member with TVN, a leading commercial television company in Poland. He served as Chief Financial Officer of Elektrim S.A., an energy and telecom conglomerate listed on the Warsaw Stock Exchange which indirectly controlled 25% of PTC, the largest mobile telephone operator in Poland. Since 2004, Mr.Aussenberg has been a Board member of Kouri Capital, responsible for business development and restructuring.

George H. Bathurst (54) Mr. Harvey -Bathurst is a graduate of Eton College and the Royal Military Academy Sandhurst. Mr. Harvey-Bathurst has been a director of a family company, Eastnor Castle Estates Co. for 35 years. He is a private property investor and since 1984 has been a private equity investor in Poland.

Jens Chr. Christensen (35) joined the company in September 2006. Mr. Christensen has more than 10 years of experience in Poland and has held a number of executive positions, most recently as Financial Director for Lafarge Gypsum Poland. Prior to his post at Lafarge, Mr. Christensen was Finance Director at AIG-CET Capital where, among other duties, he was responsible for the implementation of corporate governance and financial reporting in accordance with international standards, for re-organizing the finance function within the cable TV & internet portfolio company in Romania, and reviewing and appraising new investment opportunities with particular focus on media, TV and communications.

Adam Ilczuk (50) brings more than ten years of experience in the telecommunications / multimedia business. Most recently, throughout 2004 and 2005, Mr. Ilczuk worked in Russia as the Commercial Director of Comcor-TV and as Vice President of Sales and Marketing of its holding company Moscow CableCom Corp. Mr. Ilczuk managed the project of wiring the city of Moscow to provide broadband services including cable television, high-speed Internet access and IP-based telephony to residential and business customers. Previously, Mr. Ilczuk spent 6 years working initially as a Financial Director, and later as Business Development Director and Regional Director for United Pan-Europe Communications (UPC) in Poland, and its predecessor company, Polska Telewizja Kablowa (later called @Entertainment). Mr. Ilczuk grew the business in one of his regions from 15,000 to 240,000 subscribers through aggressive acquisitions and new construction while raising the ARPU by over 200%. @ Entertainment was acquired in June 1999 by UPC, the largest cable operator in Europe for $1.1 billion. Mr. Ilczuk holds an MBA in Finance from the University of New Haven. Mr. Ilczuk also attended the Warsaw School of Economics, where he studied International Business. He is also fluent in English, Polish, German and Russian.

Krzysztof Czwartkiewicz (42) is a Member of the Management Board and Director of the company since March 2006. Mr. Czwartkiewicz has extensive experience in product development From 2003 to 2004 Czwartkiewicz was Development Director, Board of Directors Consultant in Dr Witt S.A. where he was responsible for designing a program of the firm reorganization and preparing it for the takeover by a strategic investor. From 1993 to 1996 he was President of the Board in Żywiec Trade Sp. z o.o. (one of the Poland's largest brewing group), than from 1996 to 1997 he was a Vice-President of Sales and Marketing in Okocim Brewery S.A. He has extensive experience in establishing and managing sales organizations.

Zbigniew Tragarz (56) Mr. Tragarz has more than 15 years of experience in Management Change and Business Restructuring. Since 1990, Mr. Tragarz has been associated with Invesco and has participated in a number of successful and high-profile privatization among others Zywiec, Okocim and Pudliszki. Prior Mr. Tragarz held various executive positions in Polish companies in the consumer electronic industry.

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

The following table details the compensation paid to our executive officers for the year ended December 31, 2006

Summary Compensation Table
Name	Salary ($CDN)	Bonus ($)	All Other and annual Compensation and LTIP Payouts ($CDN)	Securities under Option	Restricted Shares or Restricted Share Units
Jan Rynkiewicz	$149,535	Nil	Nil	Nil	Nil
Iwona Kozak	$54,333	Nil	500,000	250,000	Nil
Adam Ilczuk	$73,423	Nil	Nil	Nil	Nil
Krzysztof Czwartkiewicz	$48,456	Nil	Nil	Nil	Nil
Zbigniew Tragarz	$48,456	Nil	Nil	Nil	Nil
Jens Christensen	$35,651	Nil	Nil	Nil	Nil

Management Contracts

Jan Rynkiewicz has been appointed for a 5 year period commencing on June 12, 2006 at a basic remuneration of $120,000 payable monthly in equal parts. In addition Mr. Rynkiewicz is entitled to the use of a vehicle of the value not exceeding $ 900 per month including lease and operating expenses.

As a Supervisory Board member in Stream Poland and subsidiaries, Mr. Rynkiewicz receives a remuneration of Pln 228,000 ($91,299) annually paid in equal monthly installments.

Mr. Rynkiewicz is entitled to participate and receive bonus, stock options and other long-term incentive schemes the company may provide to its employees.

Iwona Kozak management contract was cancelled on June 15, 2006. Ms. Kozak continued to serve as a director at the Company and received the same compensation as a non-executive director throughout the year.

Jens Chr. Christensen has been appointed for a 3 year period commencing on September 1, 2006 at a basic remuneration of Pln 360,000 ($144,046) payable monthly in equal parts.

Mr. Christensen is entitled to participate and receive bonus, stock options and other long-term incentive schemes the company may provide to its employees.

Adam Ilczuk has been appointed for an indefinite period of time; however the contract can be cancelled with a 12-month notice period. The basic remuneration is Pln 336,000 ($134,443) paid monthly in equal parts.

Mr. Ilczuk is entitled to participate and receive bonus, stock options and other long-term incentive schemes the company may provide to its employees.

Krzysztof Czwartkiewicz has been appointed for an indefinite period of time; however the contract can be cancelled with a 12-months notice period. The basic remuneration is Pln 218,400 ($87,388) paid monthly in equal parts.

Mr. Czwartkiewicz is entitled to participate and receive bonus, stock options and other long-term incentive schemes the company may provide to its employees.

Zbigniew Tragarz has been appointed for an indefinite period of time; however the contract can be cancelled with a 12-months notice period. The basic remuneration is Pln 218,400 ($87,388) paid monthly in equal parts.

Mr. Tragarz is entitled to participate and receive bonus, stock options and other long-term incentive schemes the company may provide to its employees.

Directors' fees

Independent directors are paid an annual fee of USD $15,000 as a base director's fee and an additional fee of USD $1,500 per board meeting held outside their place of residency. The Chairman is paid a base director's fee of USD $35,000.

Long-term Incentive Plans - Awards in most recently completed financial period

During our most recently completed financial year, and for the two previously completed financial years, we have not awarded or instituted any LTIP's in favour of our executive officers.

Defined Benefit Plans

We do not have, and at no time during our most recently completed financial year have we had, any defined benefit or actuarial plans in respect of which any of our executive officers were eligible to participate.

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

The board of Directors have, in accordance with the SEC guidelines, established the following an Audit, Compensation and Corporate Governance Committee. The members of each committee are appointed by at the Annual Shareholders meeting of the company for a period until the next Annual Shareholders meeting.

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

Audit Committee Members:

1. Przemyslaw Aussenberg - independent director with financial experience

2. Jan Rynkiewicz

3. Robert Wussler - independent director with financial experience

Our board of directors has established a compensation committee to review remuneration paid to senior officers of the Company.

Compensation Committee Members:

1. Iwona Kozak

2. Jan Rynkiewicz

3. Robert Wussler

Our board of directors has established a corporate governance committee to (1) identify and select qualified individuals to serve as directors of the Company and nominate such individuals for election as directors at the Company's annual meeting of shareholders (2) develop and establish corporate governance policies and procedures for the Company and (3) administer the Code of Ethics adopted by the Company.

Corporate Governance Committee Members:

1. Iwona Kozak

2. George H. Bathurst

3. Robert Wussler

Employees

The average number of employees was as follows:

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Company	3	3	5
Poland	81	81	75

ITEM 7 - Major Shareholders and Related Party Transactions

Major Shareholders

To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

As at the date of this annual statement the following persons or groups are known to us to each own more than 10% of our issued and outstanding common shares, which as of August 31, 2007 was.
Name and Address of Shareholder	Number of Securities owned	Percentage of Securities owned
CDS & Co NCI Account 25 The Esplanade Toronto, Ontario, M5W 1G5, Canada (Canadian depository for brokerage houses)	22,521,586 Common shares	27.88%
Jan Rynkiewicz 23 Ross Close Lincoln, UK, LN2 4WQ	14,135,307 Common shares	17.32%

ITEM 8 - Financial Information

Legal Proceedings

The Company has received invoices from a creditor for amounts due for work performed in regards to an IPO on the Warsaw exchange in 2003. The amount claimed is USD $3,145,885 of which $NIL has been accrued at December 31, 2006 (December 31, 2005 - $NIL). The Company is of the opinion that these amounts are due if the IPO on the Warsaw Exchange is completed.

The Company is defending an action from Stikeman Elliot, Vancouver, British Columbia pursuant to unpaid legal invoices. The lawsuit demands the sum of $280,245. Management disputes the invoice as the legal costs charged to the Company were too high, in many cases not required and not directed by the Company or on its behalf

ITEM 9 - The Offer and Listing

Nature of Trading Market

Our common shares were listed on the OTC BB Exchange in the United States, under the symbol "SCNWF". We started trading on the OTC BB on March 11, 2004. On July 17, 2007, the company was moved to the Pink Sheets trading under the same symbol.

Trading on the OTC BB and Pink Sheets

The following table sets forth the high and low sale prices on the OTC BB for our common shares for each monthly period in the past 21 months.

Period	Volume	High	Low
2007-08	398,575	0.180	0.050
2007-07	591,661	0.215	0.130
2007-06	907,168	0.210	0.110
2007-05	1,397,930	0.200	0.110
2007-04	3,031,449	0.255	0.160
2007-03	2,165,186	0.330	0.200
2007-02	3,561,310	0.300	0.145
2007-01	1,673,039	0.169	0.100
2006-12	854,279	0.150	0.120
2006-11	1,078,330	0.160	0.100
2006-10	1,783,806	0.270	0.140
2006-09	896,669	0.240	0.130
2006-08	657,920	0.290	0.225
2006-07	585,494	0.349	0.225
2006-06	2,558,232	0.330	0.170
2006-05	752,100	0.190	0.170
2006-04	1,010,600	0.260	0.190
2006-03	1,424,500	0.250	0.160
2006-02	2,203,500	0.200	0.160
2006-01	1,709,600	0.210	0.170
2005-12	2,059,600	0.160	0.140

Item 10 - Additional Information

Share Capital

Our authorized share capital as at December 31, 2005 was 150,000,000 common shares without par value. At December 31, 2006 our issued and outstanding share capital was 71,396,491.

In the course of 2006, the Company issued shares as follows:

- Service of Debt 885,000 Shares

- Restructuring Expenses 550,000 Shares

- Payment for Services 2,099,819 Shares

- Payment for Standby Guarantee 3,807,107 Shares

- Fund Raising through Private Placements 16,101,664 Shares

23,443,590 Shares

Outstanding Shares per December 31, 2005 47,952,901 Shares

Outstanding Shares per December 31, 2006 71,396,491 Shares

Subsequent to December 31, 2006, the Company raised USD $800,000 on the issuance of 8,000,000 Shares.

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

Memorandum and Articles

We are registered in British Columbia, Canada, certificate of incorporation No. 188691. We do not have any stated "objects" or "purposes" as the Company Act of the Province of British Columbia does not require it. Our memorandum ("Memorandum") has authorized 150,000,000 common shares without par value.

Pursuant to the laws of British Columbia, the province has enacted the Business Corporations Act. We registered our transition documents with the registrar of companies, we obtained shareholder approval at the June 30, 2004 Annual General Meeting to change to the provisions of the new company act and we filed on August 9, 2005 to be registered under the new company act. Our new articles ("Articles") contain the following provisions:

Voting Rights

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

    The Directors may pay such interim dividends as they may determine.

    No dividend shall bear interest.

General Meetings

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

We do not believe the Company was a passive foreign investment company during the fiscal period ended December 31, 2006 or any other year.

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

Corporations are subject to corporate income tax at a rate of 19% in 2006, 2005, and 2004.

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

Value-Added Tax

VAT applies to the goods sold and the services provided. The standard rate is 22% and may be reduced to rate of 7% for e.g. food products, children's clothing, and other goods and services. Exports are not taxed; however a number of conditions must be met for export of services to have zero tax rates. Exempt from VAT are e.g. agricultural products and finance and insurance services.

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

We do not hedge currency risk. The functional currency of the Company is the Canadian dollar. All of the business operations are in Poland and the Stream Poland's functional currency is the Polish Zloty.

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

We did not have any foreign currency derivatives outstanding at December 31, 2006. Accordingly, no market risk existed for such instruments at this date.

Stream is exposed to the risk of exchange rate fluctuations. Programming costs, which constituted about 20.97% of revenue in 2006, are incurred primarily in US dollars, while all revenues are realised in Polish zlotys. Certain other costs such as head office costs are incurred in Canadian dollars. Under its subscription agreements, Stream may modify its subscription rates to adjust for major fluctuations of currency exchange rates. However, high increases in subscription rates could decrease demand for Stream's services. Most of Stream's technical equipment is purchased locally, but some prices in Poland tend to be indexed in US dollars.

The table below reflects changes in the exchange rates of the currencies in which Stream conducts its operations as at the end of and as average during each year.

Rates of exchange in the years 2005-2006

	December 31, 2006	Average Rate for 2006	December 31, 2005	Average Rate for 2005
USD/PLN	2.9125	3.1077	3.2673	3.2382
EUR/PLN	3.8565	3.9055	3.8634	4.0288
CAD/PLN	2.4992	2.7409	2.8033	2.6757
USD/CDN	1.1664	1.1346	1.1660	1.2117

The effect of foreign currency fluctuations has affected the book value of property, plant and equipment and intangibles. The operations of the Company are situated in the country of Poland along with most of its assets. The foreign exchange rates for the Canadian dollar and the Polish zloty are as follows:
	Rate at the end of the year	Average rate for the year
2006	2.4992	2.7409
2005	2.8033	2.6757
2004	2.4898	2.8049
2003	2.9029	2.7850

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

# Warrants # Shares Price Fair Value

Balance per December 31, 2004 3,126,579 2,976,579 1.84 $ 2,025,447

Granted 2,052,600 1,026,300 0.98 287,851

Granted 1,344,014 672,010 0.33 126,386

Expired (3,126,579) (2,976,579) -

Balance per December 31, 2005 3,396,614 1,698,310 0.72 2,439,684

Granted 2,366,666 1,183,333 0.32 209,532

Granted 1,733,334 866,667 0.33 153,194 Granted 2,400,000 1,200,000 0.25 190,771 Granted 4,468,330 2,234,165 0.25 614,634

Granted 333,334 166,667 0.25 45,017

Granted 4,800,000 2,400,000 0.26 172,816

Balance per December 31, 2006 19,498,278 9,749,142 0.35 3,825,648

PART II

ITEM 13 - Defaults, Dividends, Arrearages and Delinquencies

Not applicable

ITEM 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

ITEM15 - Controls and Procedures

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO, or persons performing similar functions, and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer; (2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and (3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can only provide reasonable assurances with respect to financial statement preparation and presentation. In addition, any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions in the future.

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) of the Exchange Act. This evaluation was done under the supervision and with the participation of our principal executive officer and principal financial officer. To make this assessment, we used the criteria for effective internal control over financial reporting described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treasury Commission. Based on their evaluation of our disclosure controls and procedures, our principal executive officer and principal financial officer have concluded that during the period covered by this report, such disclosure controls and procedures were not effective to detect the inappropriate application of US GAAP as more fully described below. This was due to deficiencies that existed in the design or operation of our internal control over financial reporting that adversely affected our disclosure controls and that we consider "material weaknesses". The Public Company Accounting Oversight Board has defined a material weakness as a "significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected."

We identified significant deficiencies in our internal controls and disclosure controls related to the application of US GAAP for stock-based compensation; inappropriate treatment of future income taxes; and inappropriate classification of balance sheet and income statement balances. These deficiencies, when taken together, resulted in a conclusion that the Company's controls suffered from a material weakness.

Because of the identification of the misapplication of U.S. GAAP, our management has concluded that, as of December 31, 2006, our internal controls over financial reporting were not effective.

Remediation of Material Weakness

We have started to formulate a program which we believe will remedy the material weaknesses described above.

We have appointed a new Chief Financial Officer who is more experienced in U.S. GAAP. We are reviewing and revising our internal accounting policies and procedures, increasing the training of our accounting personnel in the application of U.S. GAAP, and, as appropriate, expanding the resources allocated to our accounting department, including hiring new personnel experienced in the financial reporting and the financial control function.

We also expect to review and, as appropriate, revise our accounting and management information systems software. We also expect to increase the areas to be reviewed and discussed with the board of directors.

We will continue these efforts until we are satisfied that all "material weaknesses" have been eliminated. We expect that resolution of all of these issues will take several months.

Remediation of Other Weaknesses

As part of the internal control design assessment performed in 2006, we identified certain weaknesses in our internal controls over financial reporting which to some extent were remediated in 2006 while the company intends to address others through a plan being implemented in 2007 and 2008 leading to being fully Sarbanes Oxley compliant.

Whistleblower Policy was issued in 2006, clearly stating and encouraging all members of staff to report misconducts or concerns of wrong doing to any member of the Corporate Governance Committee or the Audit Committee.

Access Rights to confidential information and information systems were reviewed in 2006 to ensure that users had the appropriate access to each system and other information.

Authorized Signatories on disbursement of funds was reviewed in 2006 to ensure that all bank transfers require two signatures of which at least one has to be by a director.

Purchase procedures of goods and services were reviewed in 2006 and 2007 and the company implemented a paper-based purchase order system covering all large (in excess of $ 2,000) purchase, requiring acceptance of a Director.

Sarbanes Oxley compliance was reviewed by the company and the management concluded that the company was not ready to be Sarbanes Oxley compliant and will have to replace existing ERP systems. The company has designed a plan to be Sarbanes Oxley compliant entailing replacing the ERP system over the course of 2007.

Changes in Internal Control over Financial Reporting

Except as set forth above, there have been no changes in our internal control over financial reporting that occurred during the three months ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

For the year ending December 31, 2008, we expect to comply with S.404 of the Sarbanes-Oxley Act, which requires a report on management's assessment of the effectiveness of internal controls over financial reporting. This Report is expected to contain, among other matters, an assessment of the operating effectiveness of our internal control over financial reporting. In 2007 and 2008, further remediation efforts will likely be required in order to ensure operating effectiveness of our internal controls as at December 31, 2008. The process of designing and implementing an effective system of internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments.

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

The chairman of our audit committee is Mr. Robert Wussler. Mr. Wussler is an independent director of the Company. His attributes as an audit committee expert are:

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

ITEM 16B - CODE OF ETHICS

Our Principal Executive Officer, Chief Financial Officer, and other senior executives and principal accounting officers are bound to adhere to the company's Code of Ethics, which applies to Senior Financial Officers and all employees.

A copy of the Code of Ethics is available upon request.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the financial years ended 2004 to 2006 we employed the following auditing firms. Their remuneration and services performed are as follows:

Year ended December 31, 2006
Firm	Services	Fees
Deloitte & Touche LLP Independent Registered Chartered Accountants	Audit fees	$120,000

Year ended December 31, 2005
Firm	Services	Fees
MacKay LLP, Chartered Accountants	Audit fees Disbursements	$65,000 $5,031

Year ended December 31, 2004
Firm	Services	Fees
MacKay LLP, Chartered Accountants	Audit fees Disbursements	$60,000 $7,665

No other audit related, tax or other fees were paid by the company.

PART III

ITEM 17 - FINANCIAL STATEMENTS

See Consolidated Financial Statements attached hereto.

  Report of Independent Registered Chartered Accountants Deloitte & Touche LLP dated November 6, 2007 on the Consolidated Financial Statements of our company as at December 31, 2006.

  Report of Independent Registered Chartered Accountants MacKay LLP dated March 27, 2006, except for notes 15 and 16 dated June 5, 2006 on the Consolidated Financial Statements of our company as at December 31, 2005

  Consolidated Statement of Operations and Deficit for each of the years ended December 31, 2006, 2005 and 2004

  Consolidated Balance Sheets for the years ended December 31, 2006 and 2005

  Consolidated Statement of Cash flows for each of the years ended December 31, 2006, 2005 and 2004

  Notes to the Consolidated Financial Statements

ITEM 18 - FINANCIAL STATEMENTS

Refer to Item 17 - Financial Statements.

Report of Independent Registered Chartered Accountants

To the Shareholders of

Stream Communications Network & Media Inc.

We have audited the consolidated balance sheet of Stream Communications Network & Media Inc. (the "Company") as at December 31, 2006 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financing reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financing reporting. Accordingly, we express no such opinion.

The consolidated financial statements of the Company for the years ended December 31, 2005 and December 31, 2004, prior to adjustments for changes to the reconciliation to United States generally accepted accounting principles as disclosed in Note 21, were audited by other auditors whose report, dated March 27, 2006 except for Notes 15 and 16 dated June 5, 2006, expressed an unqualified opinion on those statements. We have audited the adjustments to the December 31, 2005 and 2004 financial statements as disclosed in Note 21, and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

/s/ DELOITTE & TOUCHE LLP

Independent Registered Chartered Accountants

Vancouver, Canada

November 6, 2007

Comment by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated November 6, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

/s/ DELOITTE & TOUCHE LLP

Independent Registered Chartered Accountants

Vancouver, Canada

November 6, 2007

Report of Independent Registered Chartered Accountants

To the Shareholders of

Stream Communications Network & Media Inc.

We have audited the consolidated balance sheet of Stream Communications Network & Media Inc. as at December 31, 2005 and the consolidated statements of operations and deficit, and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

"MacKay LLP"

Vancouver, Canada. Chartered Accountants

March 27, 2006, except for notes

15 and 16 dated June 5, 2006

Comments by Auditors for U.S. Readers on Canada - United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors report when they are adequately disclosed in the financial statements.

"MacKay LLP"

Vancouver, Canada Chartered Accountants

March 27, 2006, except for notes

15 and 16 dated June 5, 2006

Stream Communications Network & Media Inc.
Consolidated statement of operations and deficit
year ended December 31,
(Expressed in Canadian dollars)

	2006	2005	2004
	$	$	$

Revenues	6,472,905	5,826,112	4,415,461

Operating expenses
Programming and system lease	2,408,716	1,092,913	899,438
Amortization	2,388,716	2,650,139	1,398,104
Payroll and related	2,363,858	2,319,329	1,613,005
Management and professional fees	777,036	388,531	305,967
Office expenses	328,242	1,154,785	913,510
Travel and entertainment	292,364	329,712	217,483
Occupancy costs	276,486	496,390	342,202
Stock-based compensation (Note 11)	232,586	873,983	2,071,510
Advertising and marketing	178,525	219,861	207,241
Investor relations	118,076	1,498,363	142,947
	9,364,605	11,024,006	8,111,407

Restructuring expenses (Note 14)	(209,523)	-	-
Loss on disposal of assets	(16,013)	-	-
Foreign exchange gain (loss)	93,582	(69,605)	415,411

Loss from operations	(3,023,654)	(5,267,499)	(3,280,535)
Financial and other items
Standby guarantee (Note 13)	(798,289)	-	-
Recovery of IPO expenses	-	525,596	-
Financing income (expense)	196	(540,987)	(1,423,157)
Interest expense	(297,852)	(501,508)	(375,750)
Other income (expenses)	74,805	-	(1,481,904)

Loss before income taxes	(4,044,794)	(5,784,398)	(6,561,346)
Income taxes (Note 12)	398,398	15,156	-

Loss before non-controlling interest	(4,443,192)	(5,799,554)	(6,561,346)
Non controlling interest (Note 10)	42,701	11,805	3,369

Net loss for the year	(4,485,893)	(5,811,359)	(6,564,715)
Deficit, beginning of year	(42,401,086)	(36,589,727)	(30,025,012)
Deficit, end of year	(46,886,979)	(42,401,086)	(36,589,727)

Basic and diluted loss per common share
(Note 15)	(0.08)	(0.14)	(0.22)

Basic and diluted weighted average
number of common shares
(Note 15)	59,629,483	42,953,922	30,027,489

Stream Communications Network & Media Inc.
Consolidated balance sheet
as at December 31,
(Expressed in Canadian dollars)

	2006	2005
	$	$
Assets
Current assets
Cash and cash equivalents	764,544	439,937
Short-term investments	27,921	-
Accounts receivable, net (Note 3)	271,282	293,898
GST and VAT receivables	125,946	-
Prepaid expenses and other assets (Note 4)	125,702	83,494
Future income tax assets (Note 12)	24,837	-
	1,340,232	817,329

Property, plant and equipment, net (Note 5)	11,741,717	9,367,012
Cable TV subscriber base (Note 6)	1,281,108	2,849,253
Other intangible assets (Note 7)	78,992	78,514
Non-current advances (Note 8)	180,058	-
	14,622,107	13,112,108

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,607,720	2,565,017
Accounts payable pertaining to financing costs	-	477,113
Deferred revenue	2,792	15,430
Future income tax liabilities (Note 12)	-	11,577
Bank, leasing and other financing (Note 9)	517,218	300,366
	3,127,730	3,369,503

Bank, leasing and other financing (Note 9)	5,239,352	4,873,760
	8,367,082	8,243,263

Non-controlling interest (Note 10)	985,922	690,678

Shareholders' equity
Common shares (Note 11 (b))
Authorized
150,000,000 common shares of no par value
Issued and fully paid	43,941,186	41,129,499
Contributed surplus (Note 11 (d))	3,110,060	2,877,474
Private placement subscriptions	-	291,455
Warrants (Note 11 (e))	3,825,648	2,439,684
Cumulative translation account	1,279,188	(158,859)
Accumulated deficit	(46,886,979)	(42,401,086)
	5,269,103	4,178,167
	14,622,107	13,112,108

Continuing operations (Note 1)
Commitments and contingencies (Note 18)
Subsequent events (Note 20)

Approved by the Board

/s/ Jan S. Rynkiewicz	/s/ Iwona Kozak
Jan S. Rynkiewicz, Director	Iwona Kozak, Director

Stream Communications Network & Media Inc.
Consolidated statement of cash flows
year ended December 31,
(Expressed in Canadian dollars)

	2006	2005	2004
	$	$	$

Operating activities
Net loss for the year	(4,485,893)	(5,811,359)	(6,564,715)
Items not involving cash
Amortization	2,388,716	2,650,139	1,398,104
Loss on disposal of property, plant
and equipment	16,013	-	-
Unrealized foreign exchange	(11,916)	208,404	(250,580)
Stock-based compensation	232,586	873,983	2,071,510
Restructuring expenses	76,378	-	-
Issuance of shares for business development	-	-	1,969,461
Issuance of shares for services and financial
expenses	681,738	1,057,573	826,505
Non-controlling interest	42,701	11,805	3,369
Issuance of shares for standby guarantee fee	798,289	-	-
	(261,388)	(1,009,455)	(546,346)
Change in non-cash working capital
Accounts receivable	54,968	(215,744)	(26,913)
Prepaid expenses and other assets	(158,164)	(30,178)	34,321
Accounts payable and accrued liabilities	(617,434)	555,777	(1,652,247)
Future income taxes	(37,823)	11,577	-
Deferred revenue	(14,515)	15,430	-
	(1,034,356)	(672,593)	(2,191,185)

Investing activities
Purchase of property, plant and equipment	(1,499,949)	(1,729,926)	(2,226,804)
Sale of property, plant and equipment	32,193	-	-
Purchase of short-term investments	(27,921)	-	-
Acquisition of subsidiaries, net of cash acquired	-	(646,289)	(1,000,050)
	(1,495,677)	(2,376,215)	(3,226,854)

Financing activities
Issuance of shares and warrants for cash	2,349,791	3,018,162	-
Subscriptions received for private placement	-	291,455	-
Proceeds from loans and leasing contracts	855,213	210,190	4,918,760
Proceeds from Quest Capital Corp. loan	-	-	650,000
Repayment of Quest Capital Corp. loan	-	(650,000)	-
Repayments of loans and leasing contracts	(378,715)	(86,138)	-
	2,826,289	2,783,669	5,568,760

Foreign exchange effect on cash and cash equivalents	28,351	64,768	282,229

Increase (decrease) in cash and cash equivalents	324,607	(200,371)	432,950
Cash and cash equivalents, beginning of year	439,937	640,308	207,358
Cash and cash equivalents, end of year	764,544	439,937	640,308

Supplemental cash flow information
Interest received	10,195	6,683	(23,962)
Interest paid	(405,688)	(330,422)	(176,914)
Income taxes paid	(55,564)	(24,175)	-

Stream Communications Network & Media Inc.

Notes to the consolidated financial statements

December 31, 2006

(Expressed in Canadian dollars)

1. Continuing operations

Stream Communications Network & Media Inc. ("Stream" or the "Company") provides cable television ("TV") and high-speed internet access in Poland through its subsidiaries in the country. The Company was incorporated on March 28, 1979 by registration of its Memorandum and Articles under the Company Act of British Columbia, Canada. On October 19, 2001 the Company changed its name from Trooper Technologies Inc. to Stream Communications Network, Inc. and on August 9, 2004 to Stream Communications Network & Media Inc.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has recurring operating losses, an accumulated deficit of $46,886,979 and negative working capital of $1,787,498 at December 31, 2006. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

The Company is actively pursuing additional funding to continue its current projects. Management continues to develop the Company's operating capabilities in order to improve cash flow from operations.

Management has prepared these financial statements on the basis that it will be able to continue as a going concern. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2. Significant accounting policies

These consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles ("GAAP") applicable in Canada. Canadian GAAP differs in certain respects from accounting principles generally accepted in the United Stated ("US GAAP") as explained in Note 21. A summary of the significant accounting policies are as follows:

(a) Consolidation

These consolidated financial statements include the accounts of the Company and the following subsidiaries. All significant intercompany transactions and balances have been eliminated.
	Country of	Percentage ownership
	incorporation	2006	2005

Stream Communication Sp. z o. o. ("Stream Poland")	Poland	100%	100%
Gimsat Sp. Z o. o. ("Gimsat")	Poland	100%	100%
Vega Sp. z o. o. ("Vega")	Poland	100%	100%
Bielsat.com Sp. z o. o. ("Bielsat")	Poland	51%	51%
Ask Stream Sp. z o. o. ("Ask")	Poland	60%	60%
Streamline Media Sp. z o. o. ("Streamline")	Poland	100%	100%
IEWS SA ("IEWS")	Poland	100%	100%

2. Significant accounting policies (continued)

(b) Uncertainty in management estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions which affect the reported amounts of accounts receivable recoverability; property, plant and equipment and depreciation of intangibles, fair value of stock-based compensation and warrants; accounts payable and accrued liabilities, income taxes, fair value of net assets acquired in business combinations and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

(c) Cash and cash equivalents

Cash and cash equivalents include cash and liquid investments with an original maturity of three months or less.

(d) Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is provided for using the declining-balance method at the following rates per annum:

Automobiles	20 - 30% per annum
Computer software	20 - 100% per annum
Cable television network equipment and conduit	4.5 - 45% per annum
Furniture, fixtures and equipment	20 - 30% per annum

Plant construction-in-progress consists of assets not yet used and accordingly no amortization is recorded. No interest is capitalized in construction-in-progress. When the asset is substantially complete and ready for use, the cost are transferred to their respective asset class and amortized.

Property, plant and equipment are carried at cost, net of accumulated depreciation. Property, plant and equipment are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable and an impairment loss is measured as the amount by which their carrying amounts exceed their fair value using the estimated future undiscounted cash flows. Any resulting write-downs to fair value are charged to the results of operations. No such losses have been recorded in these consolidated financial statements.

(e) Intangible assets

The Company's intangible assets consist primarily of cable TV subscribers. Intangible assets are amortized over the estimated useful life ranging from two to five years. Judgment is used to estimate an intangible asset's useful life and is based on an analysis of all pertinent factors, including expected use of the intangible asset, contractual provisions that enable renewal or extension of the intangible asset's legal or contractual life without substantial cost, and renewal history.

Intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when the carrying value of a long-lived asset intended for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the excess of the carrying value of the asset over its fair value.

2. Significant accounting policies (continued)

(e) Intangible assets (continued)

The intangible assets impairment test had no impact on the Company's results for the years ended December 31, 2006, 2005 and 2004.

(f) Foreign currency translation

The Company's financial statements are presented in Canadian dollars. The Company's non-Canadian operations are translated into Canadian dollars using the current rate method of translation. Under this method, foreign assets and liabilities are translated into Canadian dollars, at the rate of exchange at the balance sheet date. Revenues and expenses are translated into Canadian dollar equivalents at the average rate of exchange throughout the period. Gains and losses arising from translation of the financial statements are disclosed as a separate component of shareholders' equity.

Transactions that are denominated in foreign currency are initially recorded at the rate of exchange prevailing at the date of the transaction. Thereafter, monetary assets and liabilities are adjusted to reflect the exchange rate in effect at the balance sheet dates. Gains and losses resulting from the adjustment are included in earnings.

For the year ended December 31, 2006, the Company recorded an unrealized translation gain of $1,438,087 (2005 - ($1,103,560)) resulting from the strengthening of the Polish Zloty relative to the Canadian dollar. The Company also realized $41,332 (2005 - $Nil) of the cumulative translation adjustment gain due to a reduction in the net investment in the self-sustaining foreign subsidiary.

(g) Revenue recognition

Substantially all revenues are derived from cable TV and internet subscriber fees. Subscriber fees are recorded as revenue in the period the service is provided. Funds received in advance are deferred. At present initial hook-up fees are nominal and are recorded as revenue when charged.

(h) Stock-based compensation

The Company applies the fair value method of accounting for all stock option awards. Under this method, the Company recognizes compensation expense for stock options awarded using the Black-Scholes model based on the fair value of the options at the later of the date of grant or the date of shareholder approval of any new share option plan from which options were granted. The fair value of the options is expensed over the expected life of the options.

2. Significant accounting policies (continued)

(i) Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences) and loss carry forwards. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess. Future income tax assets and liabilities are adjusted for changes in tax laws and rates on the date of the enactment or substantive enactment.

(j) Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per common share are presented using the treasury stock method and are calculated by dividing net earnings applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued. For all periods presented, the effect of the assumed conversion of stock options and warrants was anti-dilutive.

(k) Recent accounting pronouncements

(i) Financial instruments

AcSB issued CICA Handbook Section 3855, Financial Instruments--Recognition and Measurement, which establish the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

AcSB issued CICA Handbook Section 3861, Financial Instruments--Disclosure and Presentation, which establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

2. Significant accounting policies (continued)

(k) Recent accounting pronouncements (continued)

(i) Financial instruments (continued)

AcSB issued CICA Handbook Section 3862, Financial Instruments--Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instrument--Recognition and Measurement, Section 3863, Financial Instruments--Presentation, and Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

AcSB issued CICA Handbook Section 3863, Financial Instruments--Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

Management is assessing how the Company's financial reports will be affected by the new recommendations.

(ii) Hedges

AcSB issued CICA Handbook Section 3865, Hedges, which describe when and how hedge accounting may be applied. The section is effective for years beginning on or after October 1, 2006. Management is assessing how the Company's financial reports will be affected by the new recommendation.

(iii) Shareholders' equity

AcSB issued CICA Handbook Section 1530, Comprehensive Income, which establishes standards for reporting and display of comprehensive income. This section is effective for years beginning on or after October 1, 2006.

AcSB also revised CICA Handbook Section 3250, Surplus, and reissued it as CICA Handbook Section 3251, Equity. The section is also effective for years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of Section 1530, Comprehensive Income.

2. Significant accounting policies (continued)

(k) Recent accounting pronouncements (continued)

(iii) Shareholders' equity (continued)

AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

Management is assessing how the Company's financial reports will be affected by the new recommendations.

(iv) Accounting changes

AcSB issued CICA Handbook Section 1506. The main features of this new standard are (a) voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information; (b) changes in accounting policy are applied retrospectively unless doing so is impracticable (as defined in the section); (c) prior period errors are corrected retrospectively; and (d) new disclosures are required in respect of changes in accounting policies, changes in accounting estimates and correction of errors. This new standard is effective for fiscal years beginning on or after January 1, 2007. Management is assessing how the Company's financial reports will be affected by the new recommendation.

(v) Investments

AcSB issued CICA Handbook Section 3051 to replace Section 3050 and to establish standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management is analyzing the requirements of this section and believes that its adoption will not have any significant impact on the Company's financial statements.

(vi) Variable interest entities

In EIC-163, Determining the variability to be considered in Applying AcG-15, Consolidation of Variable Interest Entities, EIC reached a consensus that variability to be considered in applying AcG-15 shall be based on an analysis of the design of the entity as outlined in the following steps: (1) analyze the nature of the risks in the entity, and (2) determine the purpose(s) for which the entity was created and determine the variability (created by the risks identified in step 1) the entity is designed to create and pass along to its interest holders. This abstract is effective beginning the first day of the first interim or annual reporting period beginning on or after January 1, 2007.

Management is analyzing the requirements of this new abstract.

(l) Comparative figures

Certain of the prior year's comparative figures have been reclassified to conform to the current year's presentation.

3. Accounts receivable
	2006	2005
	$	$

Accounts receivable	464,262	420,394
Provision for doubtful accounts	(192,980)	(126,496)
	271,282	293,898

4. Prepaid expenses and other assets
	2006	2005
	$	$

Prepayment	116,000	75,035
Inventory	9,702	8,459
	125,702	83,494

Stream Communications makes prepayments for services, goods and fixed assets purchases.

The Company policy is to keep only the most basic parts and supplies on inventory, as equipment suppliers in general are able to deliver ordered parts within 48 hours. Thereby the Company reduces the working capital required to maintain inventory.

5. Property, plant and equipment
			2006
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Automobiles	458,950	152,114	306,836
Cable TV equipment and conduit	16,542,175	5,605,700	10,936,475
Furniture and fixtures	433,973	417,654	16,319
Software	83,784	83,522	262
Construction-in-progress	481,825	-	481,825
	18,000,707	6,258,990	11,741,717

5. Property, plant and equipment (continued)
			2005
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Automobiles	408,786	122,563	286,223
Cable TV equipment and conduit	13,076,881	4,276,677	8,800,204
Furniture and fixtures	426,619	400,287	26,332
Software	74,933	74,374	559
Construction-in-progress	253,694	-	253,694
	14,240,913	4,873,901	9,367,012

6. Cable TV subscriber base
2006
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Subscriber base	5,652,718	4,371,610	1,281,108

2005
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Subscriber base	5,530,997	2,681,744	2,849,253

7. Other intangible assets
2006
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Licenses	173,178	94,186	78,992

2005
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Licenses	154,392	75,878	78,514

8. Non-current advances
	2006	2005
	$	$

Non-current advances	180,058	-

In 2001, the Company made an advance payment to PPHU Bielsat Sp. z o. o. of $180,058 (Pln 450,000) for an option to purchase the outstanding 49% of shares in Bielsat. The advance will be deducted from the purchase price when the option is executed. The purchase price of the outstanding shares in Bielsat has not yet been established. In 2005, the advance was classified against the related non-controlling interest (Note 10).

9. Bank, leasing and other financing
	2006	2005
	$	$
Bank financing
Current	357,176	131,771
Non-current	830,108	482,146
	1,187,284	613,917

Leasing contracts
Current	160,043	168,595
Non-current	129,625	88,187
	289,668	256,782

Other financing
Current	-	-
Non-current	4,279,618	4,303,427
	4,279,618	4,303,427
	5,756,570	5,174,126

9. Bank, leasing and other financing (continued)

Outstanding balances are as follows:
	2006	2005
	$	$
Bank loan of $720,230 (Pln 1,800,000) secured by
the fixed assets of the Company repayable
at a rate of $12,635 (Pln 31,579) per month.
The loan bears an annual interest rate of 9.75%.
It was granted October 10, 2006 and matures
on September 5, 2009.	419,912	-
Revolving bank loan of $240,077 (Pln 600,000)
secured by the fixed assets of the Company
repayable at a rate of $4,801 (Pln 12,000) per
month. The loan bears an annual interest rate
of 8.75%. It was granted September 16, 2004
and matures on December 31, 2010.	149,288	39,222
Revolving bank loan of $580,185 (Pln 1,450,000)
secured by the fixed asset of the Company
repayable at a rate of $11,376 (Pln 28,431) per
month. The loan bears an annual interest rate
of 9.62%. It was granted December 19, 2005
and matures on December 31, 2010.	557,433	510,492
Bank loan of $80,025 (Pln 200,000) secured by the
fixed asset of the Company repayable at
a rate of $1,333 (Pln 3,333) per month. The loan
bears an annual interest rate of 7.15%. It was
granted June 15, 2005 and matures on June 6, 2010.	60,651	64,203
Automotive and equipment leasing contracts secured
by the asset being leased. The leasing contracts
bear an average annual interest rate of 15.65%.
Maturity dates vary from June 2007 to June 2011.	289,668	256,782
A loan bearing interest at 5%, compounded annually.
The principal amount due is $4,279,618
(US$3,690,281). The loan is secured by the shares
in Stream Sp. z o. o. Maturity date is December 28,
2011	4,279,618	4,303,427
	5,756,570	5,174,126

9. Bank, leasing and other financing (continued)

The bank, leasing and other financing matures as follows:

	Bank	Leasing	Other
	financing	contracts	financing	Total
	$	$	$	$

2007	357,176	160,042	-	517,218
2008	342,807	83,004	-	425,811
2009	304,751	37,056	-	341,807
2010	182,551	8,096	-	190,647
2011	-	1,469	4,279,618	4,281,087
	1,187,285	289,667	4,279,618	5,756,570

10. Non-controlling interests

(a) Ask

The Company acquired 60% of Ask during 2004. The acquisition was accounted for by the purchase method. The effective date of acquisition was May 5, 2004, after which the operations of Ask are included in these consolidated financial statements. Ask has cable TV networks in Sosnowiec, Poland. As disclosed in Note 20 (d), the remaining 40% of the outstanding shares in Ask were acquired in July 2007.

(b) Bielsat

Stream formed a new company, Bielsat.com Sp z.o.o., during the year ended October 31, 2000. Stream owns 51% of Bielsat's outstanding common shares.

The non-controlling interests of Bielsat and Ask are comprised of the following:

$

Balance, December 31, 2004	710,445
Non-controlling interests' share of income	11,805
Foreign exchange related to non-controlling interest	(31,572)
Balance, December 31, 2005	690,678
Non-controlling interests' share of income	42,701
Foreign exchange related to non-controlling interest
and reclassification (Note 8)	252,543
Balance, December 31, 2006	985,922

11. Share capital

(a) Authorized

Stream Communications Network & Media, Inc. has an authorized share capital of 150,000,000 common shares at no par value. The Company has issued 71,396,491 common shares as at December 31, 2006 (2005 - 43,941,186).

(b) Issued shares

	Number of
	shares	Amount
		$

Balance, December 31, 2004	37,833,800	36,005,421
Settlement of debts	2,032,000	914,980
Guarantees by directors for loan payable	400,000	271,524
Services	810,258	533,166
Private placement	7,396,614	2,524,572
Acquisition of subsidiary	2,140,229	878,647
Stock options exercised	340,000	251,366
Fair value of stock options exercised	-	164,060
Net returned to treasury on settlement
of debts	(3,000,000)	-
Value of warrants for private placements	-	(414,237)
Balance, December 31, 2005	47,952,901	41,129,499
Settlement of debts	885,000	225,635
Private placement	16,101,664	2,641,246
Restructuring expenses	550,000	76,378
Services	2,099,819	456,103
Standby guarantee	3,807,107	798,289
Value of warrants for private placements	-	(1,385,964)
Balance, December 31, 2006	71,396,491	43,941,186

(c) Stock options

The directors are authorized to issue stock options from time to time to employees, officers, consultants and directors of the Company up to 7,992,212 common shares of the Company at the time of such issue, at the minimum price allowed under the applicable securities laws.

The fair values of stock options granted during 2006 were determined using the Black-Scholes option pricing model. The Company's estimates of expected volatilities are based on a weighted historical and market based implied volatility. The Company uses historical data to estimate option exercises and employee terminations within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the stock option valuation model and represents the period of time that granted options are expected to be outstanding. The risk free rate for periods within the contractual life of the stock option is based on the rate in effect at the time of the grant.

11. Share capital (continued)

(c) Stock options (continued)

The fair values of the Company's stock option were estimated using the following weighted average assumptions:
	2006	2005	2004

Expected life (years)	5.00	4.76	5.00
Expected volatility	154.1%	85.6%	56.6%
Risk free interest rate	4.36%	3.60%	3.93%

Activity under the option plan during the years ended December 31, 2006, 2005 and 2004 was as follows:
		2006		2005		2004
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price
		$		$		$
Outstanding,
beginning
of year	3,060,000	0.60	2,490,000	0.60	4,370,000	1.88
Granted	900,000	0.60	1,870,000	0.60	2,490,000	0.60
Exercised	-	-	340,000	0.60	-	-
Cancelled	2,590,000	0.60	960,000	0.60	4,370,000	1.88
Outstanding,
end of year	1,370,000	0.60	3,060,000	0.60	2,490,000	0.60

Options outstanding and exercisable at December 31, 2006 are as follows:
		Weighted
		average	Weighted		Weighted
	Number of	remaining	average	Number of	average
Exercise	options	contractual	exercise	options	exercise
price	outstanding	life (years)	price	exercisable	price
$			$		$

0.60	695,000	2.42	0.60	695,000	0.60
0.60	400,000	2.96	0.60	400,000	0.60
0.60	100,000	1.54	0.60	100,000	0.60
0.60	175,000	1.00	0.60	175,000	0.60
	1,370,000			1,370,000

During the year ended December 31, 2006, the total compensation expense related to the fair value of stock options was $232,586 (2005 - $873,983) of which the entire amount was related to employees and directors.

11. Share capital (continued)

(d) Contributed surplus
$

Balance, December 31, 2004	2,167,551
Fair value of options granted	873,983
Stock options exercised	(164,060)
Balance, December 31, 2005	2,877,474
Fair value of options granted	232,586
Stock options exercised	-
Balance, December 31, 2006	3,110,060

(e) Warrants

The Company is issuing warrants together with private placement, whereby a subscriber will receive the same amount of warrants as shares. The warrants expire two years from issue and are eligible to acquire half a share per one warrant.

The fair values of the warrants issued by the Company were estimated using the following weighted average assumptions:

	2006	2005

Expected life (years)	2	2
Expected volatility	144.2%	109.1%
Risk free interest rate	3.6%	3.1%

			Weighted
			average	Fair
	Number of	Number of	exercise	value of
	warrants	shares	price	warrants
			$	$
Balance, December 31,
2004	3,126,579	2,976,579	1.84	2,025,447
Granted	2,052,600	1,026,300	0.98	287,851
Granted	1,344,014	672,010	0.33	126,386
Expired	(3,126,579)	(2,976,579)	1.84	-
Balance, December 31,
2005	3,396,614	1,698,310	0.72	2,439,684
Granted	2,366,666	1,183,333	0.32	209,532
Granted	1,733,334	866,667	0.33	153,194
Granted	2,400,000	1,200,000	0.25	190,771
Granted	4,468,330	2,234,165	0.25	614,634
Granted	333,334	166,667	0.25	45,017
Granted	4,800,000	2,400,000	0.26	172,816
Balance, December 31,
2006	19,498,278	9,749,142	0.35	3,825,648

11. Share capital (continued)

(e) Warrants (continued)

Outstanding warrants at December 31, 2006 are as follows:
			Weighted	Weighted
			average	average	Fair
	Number of	Number of	exercise	exercise	value of
	warrants	shares	price	price	warrants
			US$	$	$
Expiry date
July 7, 2007	2,052,600	1,026,300	0.80	0.98	287,851
September 30, 2007	1,344,014	672,010	0.28	0.33	126,386
February 27, 2008	2,366,666	1,183,333	0.28	0.32	209,532
March 24, 2008	1,733,334	866,667	0.28	0.33	153,194
May 8, 2008	2,400,000	1,200,000	0.23	0.25	190,771
June 15, 2008	4,468,330	2,234,165	0.23	0.25	614,634
June 29, 2008	333,334	166,667	0.23	0.25	45,017
December 11, 2008	1,800,000	900,000	0.15	0.26	64,806
December 18, 2008	3,000,000	1,500,000	0.15	0.26	108,010

12. Income taxes

The Company has tax losses in Canadian dollars available for offset against future taxable income in various jurisdictions for the following approximate amounts:
$

Canada	18,597,626
Poland	434,803

Tax losses expire as follows:
	Canada	Poland
	$	$

2007	1,748,000	434,803
2008	345,500	-
2009	3,073,000	-
2010	2,208,000	-
2011	-	-
Thereafter	11,223,126	-
	18,597,626	434,803

12. Income taxes (continued)
	2006	2005	2004
	$	$	$

Statutory rates in Canada	34.10%	34.10%	35.62%

Recovery of income taxes at Canadian
statutory rates	(1,379,275)	(1,972,479)	(2,337,152)
Difference in tax rates in other jurisdictions	44,156	215,511	525,609
Non-deductible expenses for tax purposes	268,610	313,587	753,431
Non-taxable income	(23,336)	-	-
Tax effect of tax losses not recognized	1,488,243	1,458,537	1,058,112
Current and future tax expenses	398,398	15,156	-

Future income tax assets (liabilities)
Tax losses	6,341,790	5,645,721	4,746,721
Property, plant and equipment	-	(39,592)	(28,716)
Intangible assets	-	265,208	(752,980)
Share issuance cost	-	-	243,940
Timing difference in tax treatment
in other jurisdictions	24,836	-	-
Future income tax assets	6,366,626	5,871,337	4,208,965
Valuation allowance	(6,341,790)	(5,871,337)	(4,208,965)
Net future income tax assets	24,836	-	-

13. Standby guarantee

On June 12, 2006, the Company arranged for standby guarantee of $5,826,826 (US$5,000,000), which can be exercised on or after March 2, 2007, provided the Company has not managed to raise a minimum of $5,826,826 (US$5,000,000) in financing by way of debt and of equity before March 1, 2007.

The standby guarantee has been issued by Trasco Sp. z o. o. and Jan S. Rynkiewicz (a director) in the amount of $3,496,096 (US$3,000,000) and Blueagle Investments and Miroslaw Tomaszewski (a related party) in the amount of $2,330,730 (US$2,000,000).

Stream Communication paid a fee of $798,289 (US$750,000) to the guarantors of the standby guarantee. The fee was by way of 3,807,107 shares at a price of $0.2097 (US$0.197) per share.

The standby guarantee provides that the guarantor will be providing Stream Communication with financing as follows:

(a) $2,913,413 (US$2,500,000) equity investment in the Company at a share price for the purpose of such subscription equal to the average closing price of the shares of Stream on the OTCBB or such other stock exchange or electronic trading facility on which the greatest volume of Stream's share then trade for the 10 trading days immediately preceding the date of notice of exercise less 25%.

(b) $2,913,413 (US$2,500,000) loans for a term of three years, with such loan to bear interest at the rate of 10% per annum payable quarterly in arrears. The loans will be convertible on default at the option of the guarantor into common shares of Stream utilizing a conversion price being the average closing price of the shares of Stream on the OTCBB or such other stock exchange or electronic trading facility on which the greatest volume of Stream's share then trade for the 10 trading days immediately preceding the date of notice of exercise less 20%.

The standby guarantee has not yet been exercised.

14. Restructuring expenses

In 2006, Stream Communications Network & Media, Inc. went through a corporate restructuring following a decision to relocate all corporate functions to Poland and minimize the presence in Canada.

The Company incurred the following expenses related to severance payments to staff in Canada and in Poland. As at December 31, 2006, all amounts resulting from the restructuring had been paid.
2006
$
Severance payment in
Cash	133,145
Shares	76,378
209,523

15. Basic and diluted loss per common share

The calculation of the basic and diluted loss per share attributable to common shareholders is based on the following data:
	2006	2005	2004

Net loss	$(4,485,893)	$(5,811,359)	$(6,564,715)

Weighted average number of common shares	59,629,483	42,953,922	30,027,489

Basic and diluted loss per common share	$(0.08)	$(0.14)	$(0.22)

16. Segmented information

The Company operates primarily in one segment, being cable TV services and in two geographic locations, being Canada and Poland.

Geographic information (revenues are attributed to countries based on location of customer)
	2006	2005	2004
	$	$	$
Revenue
Canada	-	-	-
Poland	6,472,905	5,826,112	4,415,461
	6,472,905	5,826,112	4,415,461

Interest expense
Canada	215,708	423,710	217,282
Poland	82,144	85,525	158,468
	297,852	509,235	375,750

Amortization of property, plant and
equipment and intangibles
Canada	1,498	3,991	4,015
Poland	2,387,218	2,646,148	1,394,089
	2,388,716	2,650,139	1,398,104

Total expenditures for property,
plant and equipment
Canada	-	5,783	2,295
Poland	2,303,610	1,208,417	2,576,228
	2,303,610	1,214,200	2,578,523

Total expenditures for intangibles
Canada	-	1,523,174	-
Poland	18,786	304,381	1,028,928
	18,786	1,827,555	1,028,928

Property, plant, equipment and
intangibles
Canada	2,259	9,606	12,446
Poland	13,099,559	12,263,290	13,147,980
	13,101,818	12,272,896	13,160,426

17. Financial instruments

(a) Fair value

Financial instruments consist of cash and cash equivalents, short term investments, accounts receivable, accounts payable and accrued liabilities, accounts payable pertaining to financing costs, deferred revenue, and loans payable and leasing contracts, the fair value of which are considered to approximate their carrying value due to their short-term maturities or ability of prompt liquidation.

(b) Credit risk

The Company is exposed to credit risk only with respect to uncertainties as to the timing and amount of collecting of accounts receivable. The Company mitigates credit risk through standard credit and reference checks.

(c) Currency risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

18. Commitments and contingencies

(a) Commitments

The Company utilizes office space in Poland and Canada as follows:

(i) Poland - Approximately 8,000 square feet of office space is utilized in Krakow. The rent is approximately $17,512 per month of which the lease of the premises expires in year 2010.

(ii) Canada - Approximately 1,000 square feet of office space is utilized in Vancouver, British Columbia. The rent is $1,700 per month. As of October 2007, the lease for the premises in Canada has been cancelled; however, the Company will continue to be registered in Canada.

(b) Contingencies

The Company has received invoices from a creditor for amounts due for work performed in regards to an IPO on the Warsaw exchange in 2003. The amount claimed is US$3,145,885 of which $Nil has been accrued at December 31, 2006 (2005 - $Nil). The Company is of the opinion that these amounts are due only if the IPO on the Warsaw Exchange is completed.

The Company is defending an action from Stikeman Elliot, Vancouver, British Columbia pursuant to unpaid services, demanding the sum of $280,245. The Company is of the opinion that these amounts are due only if the IPO on the Warsaw Exchange is completed.

19. Related party transactions

The Company undertook the following related party transactions in the course of 2006:

(a) Standby guarantee

On June 12, 2006, the Company arranged for standby guarantee of $5,826,826 (US$5,000,000), which can be exercised on or after March 2, 2007, provided the Company has not managed to raise a minimum of $5,826,826 (US$5,000,000) in financing by way of debt and of equity before March 1, 2007 (for further details please refer to Note 13 above).

The Company paid a total commission for the standby guarantee to:

$
Trasco Sp. z o. o. and Jan S. Rynkiewicz (Mr. Rynkiewicz
is a director and CEO of the Company)	478,973
Blueagle Investments and Miroslaw Tomaszewski
(Mr. Tomaszewski is a related party to Ms. Kozak who is
a director of the Company)	319,316

(b) Advertising agency

In 2006, Stream Poland, a subsidiary of the Company, appointed MediaForum Sp. z o. o. as advertising agency for the Company's Polish operations. During 2006, MediaForum Sp. z o. o. rendered services for the amount of $58,498 (Pln 146,200), which were fully paid as of December 31, 2006.

The director and owner of MediaForum Sp. z o. o. is a related party to Mr. Rynkiewicz.

20. Subsequent events

(a) Private placement

Subsequent to December 31, 2006 the Company has made a private placement for a total of US$800,000 issuing 8,000,000 shares and 8,000,000 warrants entitling to purchase 4,000,000 shares at US$0.15 per share.

(b) Bond issue

The Company has successfully closed a bond issue guaranteed by a state owned Polish bank for the amount of $5,601,792 (Pln 14,000,000), to be used to finance modernization of existing cable TV equipment and conduits enabling the Company to offer triple play.

(c) Debt instruments

(i) Loan agreement between Stream and a private Polish company, whereby Stream borrowed $264,375 (US$250,000). The loan bears an interest of 9% per annum payable quarterly. The loan matures on August 29, 2009.

(ii) Loan agreement between Stream and a private Canadian citizen, whereby Stream borrowed $31,725 (US$30,000). The lender will receive an interest of 50,000 shares in the Company once the cease trade order has been lifted by the B.C. Securities Commission. The loan matures on December 31, 2007.

(iii) Loan agreement between Stream and a private Polish citizen, whereby Stream borrowed $211,500 (US$200,000). The loan bears an interest of 9% per annum payable quarterly. The loan matures on December 29, 2009.

(d) Acquisitions

    The Company has also signed contracts for development of two green field sites covering a total of 26,000 homes. The development is anticipated to be completed in the fourth quarter of 2007.

    As at December 31, 2006 Stream Poland has a call option to buy the outstanding 40% shares in Ask. In July 2007 this option was executed and the acquisition of the outstanding shares for total proceeds of 554,000 Pln will be completed by October 27, 2007, which is the date of payment for the shares.

21. Differences between Canadian and United States generally accepted accounting principles

The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP").

The results for the December 31, 2005 and 2004 financial statements have been restated to reflect the difference between Canadian and US GAAP relating to stock-based compensation.

Material variations between financial statement items under Canadian GAAP and the amounts determined under US GAAP are presented in the following reconciliation.

Consolidated statement of operations and comprehensive income

For the year ending December 31,
	2006	2005	2004
	$	$	$
		(Restated)	(Restated)

Net loss under Canadian GAAP	(4,485,893)	(5,811,359)	(6,564,715)
Stock-based compensation (Note 21 (a))	-	833,483	2,031,010
Foreign exchange loss (Note 21 (c))	41,332	-	-
Net loss under US GAAP	(4,444,561)	(4,977,876)	(4,533,705)
Cumulative translation adjustment (Note 21 (b))	1,438,047	(1,103,560)	1,316,542
Comprehensive loss under US GAAP	(3,006,514)	(6,081,436)	(3,217,163)

Basic and diluted loss per share	(0.05)	(0.12)	(0.15)

21. Differences between Canadian and United States generally accepted accounting principles (continued)

Consolidated statement of cash flows

For the year ending December 31, 2006, 2005 and 2004

There are no differences in each of the total operating, investing and financing activities as reported in the consolidated statement of cash flows between Canadian and US GAAP.

Notes to the reconciliation between Canadian and US GAAP as at and for the year ended December 31, 2006 and 2005

(a) Stock-based compensation

Prior to 2006, under Canadian GAAP, the Company applied the fair value method of accounting for all stock option awards, recognizing compensation expense that was recorded as a charge against earnings. Under US GAAP, the Company accounted for those awards under the recognition and measurement provisions of APB No. 25, Accounting for Stock Issued to Employees ("APB 25"), and its related interpretations. During 2005, the Company granted options to consultants, of which stock-based compensation expense was recorded pursuant to APB 25.

Effective January 1, 2006, the Company adopted SFAS No. 123 (Revised 2004), Share-Based Payment ("SFAS No. 123(R)"), using the modified-prospective application transition method. Results for prior periods have not been restated. Because the fair value recognition provisions of SFAS No. 123, Stock-Based Compensation, and SFAS No. 123(R) were materially consistent under our equity plans, the adoption of SFAS No. 123(R) did not have a significant impact on our financial position or our results of operations.

The consolidated financial statements of the Company for the years ended December 31, 2005 and December 31, 2004 have been restated to reflect the difference between Canadian and US GAAP under APB 25 and its related interpretations. The Company's previously issued consolidated financial statements did not give effect to an adjustment for stock-based compensation, as noted above. For the years ended December 31, 2005 and 2004, net loss, restated, under US GAAP was reduced by $833,483 and $2,031,010, respectively.

(b) Foreign currency translation

Under US GAAP, changes in the cumulative foreign currency translation account are included in comprehensive income and the cumulative foreign currency translation account balance is included as a component of accumulated other comprehensive income.

(c) Foreign exchange loss

Under Canadian GAAP, a proportionate amount of the cumulative foreign currency translation account is recognized in net income on a partial realization or disposition of an investment in a self-sustaining foreign subsidiary. Under US GAAP such recognition occurs only when there has been a substantially complete realization of the investment.

21. Differences between Canadian and United States generally accepted accounting principles (continued)

(d) Recent accounting pronouncements

In July 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes. FIN No. 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its consolidated financial statements uncertain tax positions that it has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under the model, the consolidated financial statements will reflect expected future income tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts, but without considering time values. The evaluation of tax positions under FIN No. 48 will be a two-step process, whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position; and, (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the taxing authority. FIN No. 48 also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognized tax benefits. The Company is reviewing the guidance (which is effective for the first quarter of 2007) to determine the potential impact, if any, on its consolidated financial statements.

In September 2006, the SEC Staff issued Staff Accounting Bulletin 108, Quantifying Misstatements in the Financial Statements ("SAB 108"). SAB 108 requires that misstatements identified in the current year financial statements that result from misstatements of prior year financial statements be quantified and evaluated using a dual approach that includes both an income statement and balance sheet assessment of any misstatement. The guidance is effective for fiscal years ending after November 15, 2006. The Company is reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.

SFAS No. 157, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

In September 2006, the FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans - amendment of FASB Statements No. 87, 88, 106, and 132(R). Under SFAS No. 158, employers must recognize a net liability or asset to report the funded status of their defined benefit pension and other post-retirement benefit plans on their balance sheets. The guidance is effective for the Company's December 31, 2006 financial statements. The Company is reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.

21. Differences between Canadian and United States generally accepted accounting principles (continued)

(d) Recent accounting pronouncements (continued)

In October 2006, the FASB issued FSP FAS 123(R)-5, Amendment to FASB Staff Position FAS 123(R)-1. The FSP concludes that for stock-based compensation instruments that were originally issued as employee compensation and then modified, and that modification is made to the terms of the instrument solely to reflect an equity restructuring that occurs when the holders are no longer employees, no change in the recognition or remeasurement of the instruments will result if both (1) there is no increase in the fair value of the award (i.e., the holder is made whole), or the anti-dilution provision is not added to the terms of the award in contemplation of an equity restructuring, and (2) all holders of the same class of equity instruments are treated in the same manner. The Company is reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.

In February 2007, the FASB has issued Statement 159, which permits an entity to measure certain financial assets and financial liabilities at fair value. The Statement's objective is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. Under Statement 159, entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety. The fair value option election is irrevocable, unless a new election date occurs. The new Statement establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity's election on its earnings, but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. The guidance is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company is reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.

Under US GAAP, the Company does not currently recognize embedded derivatives arising from its own stock, warrants or options. This issue is currently under review by a working committee of the Emerging Issues Task Force of the FASB ("EITF"), EITF 07-05, Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock. The working group will focus on developing a framework under which an instrument or embedded feature would be indexed to an entity's own stock if its ultimate settlement amount will equal the difference between the fair value of a fixed number of the entity's equity shares and a fixed strike price. The company will review its accounting policy when the FASB ratifies guidance provided by the EITF task force.

ITEM 19 - EXHIBITS

12.1 Certification pursuant to Section 302 of the Sarbanes-Oxley Act by CEO

12.2 Certification pursuant to Section 302 of the Sarbanes-Oxley Act by CFO

13.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act by CEO

13.2 Certification pursuant to Section 906 of the Sarbanes-Oxley Act by CFO

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual statements to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 16, 2007

ON BEHALF OF THE COMPANY,

STREAM COMMUNICATIONS NETWORK & MEDIA INC.

Per:

/s/ Jan S. Rynkiewicz

Jan S. Rynkiewic

Chief Executive Officer and President