Form 20-F
period 2007-12-31
STREAM COMMUNICATIONS NETWORK & MEDIA INC.
filed 2008-08-21
CIK 1125670

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

[X] ANNUAL REPORT PURSUANT TO SECTIONS “13” OR “15(d)” OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from  _____________________________

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

Goraszewska 6 Street
Warsaw, 02-910 Poland
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

81,596,491 common shares at December 31, 2007

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by
Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months
(or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes: [X]    No: [   ]

Indicate by checkmark which financial statement item the registrant has elected to follow:
Item 17 [X]   Item 18 [   ]

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule
405 of the Securities Act.
Yes: [   ]  No: [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes: [   ]  No: [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in
Rule 12b-2 of the Exchange Act.
Large Accelerated Filer [   ]         Accelerated Filer [   ]         Non-Accelerated Filer [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes: [   ]  No: [X]

II

FORM 20-F

INDEX

CONVERSION TABLE		4

GLOSSARY OF NAMES AND TERMS		4

FORWARD-LOOKING STATEMENTS		7

PART 1		7

Item 1 – Identity of Directors, Senior Management and Advisers		7

Item 2 - Offer Statistics and Expected Timetable		7

Item 3 – Key Information		7
A.	Selected Financial Data	7
	Financial Highlights	7
	Exchange Rates	8
B.	Capitalization and Indebtedness	9
C.	Risk Factors	9
	All operations are done through Stream Poland and its subsidiaries	9
	We have a history of losses, likelihood of future losses and dependence on additional financing	9
	We may encounter difficulties in future acquisitions of new cable television and Internet access businesses	10
	We operate in a market that is open to widespread competition and rapid changes in technology	10
	Termination of agreements with Telekomunikacja Polska S.A. (TPSA) could prevent our access to its network, and significant expenditures could result	10
	Failure to replace key management and operating personnel could negatively affect our business	11
	Changes in regulations and permitting requirements could pose a threat to our operations	11
	Risks resulting from amendments to the Polish Copyright Act could lead to reduced programme offerings and increased costs or subscriber fees	11
	If foreign exchange rates fluctuate significantly, our profitability may decline	12
	Dilution of share capital from the exercise of stock options and warrants could affect our market price and deter future equity financing	12
	Holders of a large number of shares may be able to exert significant influence on our business, with the ability to effect change that may not be in line with the interests of the minority shareholders	13
	Shareholders’ rights are different in Canadian corporations	13
	Holders of our shares may not be able to obtain enforcement of civil liabilities	13
	We are subject to Canadian taxation	13
	We have found material weaknesses in our internal controls that require remediation	13

-- Form 20-FR --
-- Stream Communications Network & Media, Inc. --

ii

iii

-- Form 20-F --	iii
-- Stream Communications Network & Media, Inc. --

CONVERSION TABLE

For ease of reference, the following conversion factors are provided:

1 mile = 1.6093 kilometres	1 metric ton (tonne) = 2,205 pounds
1 foot = 0.305 metres	1 troy ounce = 31.103 grams
1 acre = 0.4047 hectare	1 imperial gallon = 4.546 litres
1 long ton = 2,240 pounds	1 imperial gallon = 1.2010 U.S. gallons

GLOSSARY OF NAMES AND TERMS

Broadband	Broadband refers to telecommunication that provides multiple channels of data over a single communications medium, typically using some form of frequency or wave division.

CATV	Community Antenna Television, the original name for Cable TV.

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

HFC

A hybrid fibre coaxial (HFC) network is a telecommunication technology in which optical fibre (glass or plastic wire) cable and coaxial cable are used in different portions of a network to carry broadband content (such as video, data, and voice). Using HFC, a local CATV company installs fibre optic cable from the cable head- end to serving nodes located close to business and residential users and from these nodes uses coaxial cable to individual businesses and homes. An advantage of HFC is that some of the characteristics of fibre optic cable can be brought close to the user without having to replace the existing coaxial cable that is installed all the way to the home and business. Both cable TV and telephone companies are using HFC in new and upgraded networks and, in some cases, sharing the same infrastructure to carry both video and voice conversations in the same system.

ISDN

Integrated Services Digital Network, a fast method of service access and transferring data world-wide and an international communications standard for sending voice, video, and data over digital telephone lines or normal telephone wires.

Katowice	A city of southern Poland 50 miles west-northwest of Krakow. Chartered in 1865, it is an important mining and industrial center. Population: 314,550.

Krakow	A city of southern Poland on the Vistula River south-southeast of Warsaw. Founded in the eighth century A.D., it was the national capital from 1305 to 1595. Population: 756,267.

KRRiT	National Council for Radio and Television in Poland.

MDU	Multiple dwelling units

Penta	CYFOCA Holdings Limited owned by Penta Investments Ltd.

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

Rzeszów	A city, capital of Podkarpackie Province in southeastern Poland. Population: 163,508.

Silesia	Region in Southwest Poland bordering on the Sudety Mountains

-- Form 20-F --	5
-- Stream Communications Network & Media, Inc. --

UKE	Office of Electronic Communications in Poland.

UOKiK	Office of Competition and Consumer Protection in Poland.

Voice mail

A computerized system for receiving, recording, and sometimes forwarding audio messages. A voice mail system plays a pre- recorded message to the caller when the line is not answered, and may provide choices such as paging, talking to an operator, or selecting a number by touchtone to choose between message boxes.

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

FORWARD-LOOKING STATEMENTS

Stream Communications Network & Media Inc. (“we”, “us” and “our”, as the context requires) (the “Company”) cautions you that certain important factors (including without limitation those set forth in our Form 20-F) may affect our actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual statement, or that are otherwise made by us or on our behalf. For this purpose, any statements contained in this annual statement, that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “except,” “believe,” “anticipate,” “intend,” “could,” estimate,” or “continue,” or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

PART 1

Item 1 – Identity of Directors, Senior Management and Advisers

Not applicable

Item 2 - Offer Statistics and Expected Timetable

Not applicable

Item 3 – Key Information

A. Selected Financial Data

Financial Highlights

The following table sets forth our selected consolidated financial data for the five year period ended December 31, 2007, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). This selected consolidated financial data include the accounts of the Company and our subsidiaries.

	Year ended December 31	Year ended December 31	Year ended December 31,	Year ended December 31	Year ended December 31,
	2007	2006	2005	2004	2003
	$CDN	$CDN	$CDN	$CDN	$CDN
Revenues	7,376,978	6,472,905	5,826,112	4,415,461	3,700,160
Net loss from continuing operations
Canadian GAAP	(3,107,320)	(4,485,893)	(5,811,359)	(6,564,715)	(6,254,620)
US GAAP	(3,107,320)	(4,444,561)	(4,977,876)	(4,533,705)	(8,064,275)
Loss per share basic and diluted

-- Form 20-F --	7
-- Stream Communications Network & Media, Inc. --

Canadian GAAP	(0.04)	(0.08)	(0.14)	(0.22)	(0.21)
US GAAP	(0.04)	(0.05)	(0.12)	(0.15)	(0.27)
Total assets
Canadian GAAP	16,619,743	14,622,107	13,112,108	14,131,087	10,204,158
US GAAP	16,619,743	14,622,107	13,112,108	14,131,087	10,204,158
Long-term debt(1)	7,132,787	5,756,570	5,174,126	916,237	132,509
Capital stock	44,515,479	43,941,186	41,129,499	36,005,421	33,209,455
Weighted average number of common shares outstanding	79,808,820	59,629,483	42,953,922	30,027,489	29,333,427

(1) Including current portion of long-term debt

Exchange Rates

In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars (“CDN”). Equivalents will be given in U.S. dollars (“USD”) or Polish zloty (“PLN”), or Canadian dollars where the first currency stated indicates that a contract, a fee or agreement was made pursuant to a currency other than the Canadian dollar.

Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from January 1, 2003 to December 31, 2007 was as follows:

U.S. DOLLARS PER $1.00 (CDN)

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
High	1.1038	.9134	.8748	.8532	.7747
Low	0.8420	.8479	.7851	.7138	.6327
Average	0.9356	.8806	.8262	.7701	.7163
End of Period	1.0194	.8569	.8580	.8303	.7727

In this report, several references are made to business in Poland and the Polish currency, the zloty. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Polish zloty (PLN), expressed in U.S. dollars, from January 1, 2003 to December 31, 2007 were as follows:

U.S. DOLLARS PER 1 POLISH ZLOTY (PLN)

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
High	.4130	.3506	.3442	.3366	.2825
Low	.3246	.3042	.2877	.2453	.2428
Average	.3633	.3230	.3099	.2757	.2577
End of Period	.4090	.3442	.3070	.3339	.2665

B. Capitalization and Indebtedness

N/A

C. Risk Factors

All operations are done through Stream Poland and its subsidiaries

All operations of Stream Communications Network & Media Inc. are done through Stream Poland Sp. z o. o. (“Stream Poland”) and its subsidiaries in Poland. There is an inherent risk exposure to a Company operating in a highly competitive emerging market:

–

The political environment has historically been stable despite Poland being an emerging market. Any risk associated with the country’s political stability has by far been mitigated though its accession to the European Community, which among other things has forced Poland to adapt a legislation aligned to the European Community’s.

–

The business environment in Poland is volatile, competitive and sensitive to the overall development of both the US and European economy. Further, the market segment of Stream Poland is highly competitive with large local and international operators who at any time can adapt an aggressive business strategy affecting Stream Poland adversely.

–

New technical development of alternatives to Stream Poland’s core business (Cable TV and Internet) can have an adverse impact on the company. Historically, the Central and Eastern European countries have been faster than the Western European countries to adapt new technologies.

We have a history of losses, likelihood of future losses and dependence on additional financing

We have not been profitable in the past. The aggregate of our net losses (accumulated deficit) of $49,994,299 to December 31, 2007, has been financed by debt, private placements of equity securities, equity issued on settlement of debt and the exercise of stock options and warrants. We may not be profitable in the future.

In addition, our future prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing new businesses, which can be characterised by intense competition and rapidly changing events. Our auditors have included an explanatory paragraph disclosing substantial doubt regarding our ability to continue as a going concern, as also disclosed in the notes to the financial statements for the year ended December 31, 2007. The financial statements have been prepared on a going concern basis as we are confident that we will be able to continue as a going concern.

-- Form 20-F --	9
-- Stream Communications Network & Media, Inc. --

There can be no assurance however that our financial plans will be achieved.

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

In addition, should competitors with better access to funding sources prove to be quicker in adjusting to technological changes than us, it may adversely affect our business.

We also face competition from other means of television and Internet distribution, including television direct-to-home satellite TV and terrestrial broadcasting, and from alternative forms of entertainment and information provision.

Termination of agreements with Telekomunikacja Polska S.A. (TPSA) could prevent our access to its network, and significant expenditures could result

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

-- Form 20-F --	11
-- Stream Communications Network & Media, Inc. --

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

In addition, we are required to enter into agreements with organisations responsible for the collective management of copyrights and to pay through them remuneration to authors for our rebroadcasting of the authors’ works. Pursuant to such agreements, we are obliged to pay remuneration at the rates specified in tariffs approved by the government-appointed Copyright Commission. Polish law does not impose a ceiling on remuneration to be collected by such organisations.

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

We expect that any cost increase resulting from these additional fees paid to broadcasters and organisations responsible for the collective management of copyrights will be offset by the reduction of other operating costs as a result of the anticipated increase in the number of its subscribers. However, there is no certainty that we will be able to offset these costs. If our costs increase as a result of this uncertainty, we expect that the costs of our competitors also will increase for the same reasons. The legislative process with respect to this issue is ongoing.

If foreign exchange rates fluctuate significantly, our profitability may decline

We do not hedge currency risk. Our revenues are generated in PLN, while our programming costs (constituting 18.2% of our revenues in 2007 and our expenditures for technical equipment purchases, among certain other costs, are denominated in foreign currencies. Accordingly, significant fluctuations of the PLN in relation to those currencies may adversely affect our business and our financial results.

Dilution of share capital from the exercise of stock options and warrants could affect our market price and deter future equity financing

As at December 31, 2007, the company has issued a total of 81,596,491 shares. There are unexercised options to purchase a total of 865,000 of our shares, and unexercised warrants to purchase an additional 13,150,832 shares (14,015,832 shares in total). If all of these options and warrants were exercised, shares issued as a result of such exercise would constitute 17.17% of all of our outstanding shares. The exercise of these options and warrants and the resale of the resulting shares on a public market may adversely affect the market price of our shares and our ability to raise future equity financing upon favourable terms.

As of December 2007, our constituent documents authorise the issuance of up to 150,000,000 shares of common stock. Consistent with our strategy, we may issue some or all of such shares to acquire one or more businesses or other types of property or to provide additional financing. In addition, we may grant additional options and issue additional warrants in the future. The issuance of those shares may result in a reduction of the market price of our outstanding shares. The issuance of any additional shares will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of our voting control.

Holders of a large number of shares may be able to exert significant influence on our business, with the ability to effect change that may not be in line with the interests of the minority shareholders

It is possible that a holder of a large number of our shares will be able to control (individually or jointly with others) our activities or exert a significant influence on our governing bodies or our business, including the ability to effect changes to our constituent documents and other material issues.

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

We have found material weaknesses in our internal controls that require remediation

As we disclose in Part II, Item 15, “Controls and Procedures” of this Form 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2007. While we are in the process of correcting our internal control weaknesses, the material weaknesses in internal control over financial reporting that have been identified will not be remediated until numerous

-- Form 20-F --	13
-- Stream Communications Network & Media, Inc. --

internal controls are implemented and operate for a period of time, are tested, and we are able to conclude that such internal controls are operating effectively. Pending the successful completion of such implementation and testing of the internal controls, we will perform additional procedures to reduce the risk that material weaknesses in internal control over financial reporting result in material errors to the financial statements. We cannot provide assurance that these procedures will be successful in identifying material errors that may exist in the financial statements. Any failure to implement and maintain the improvements in the internal controls over our financial reporting, or difficulties encountered in the implementation of these improvements in our controls, could result in errors in the financial statements that would not be prevented or detected, or cause us to fail to meet our reporting obligations. We cannot assure you that we will not identify additional material weaknesses in our internal controls in the future. Any failure to improve the identified material weakness or any identification of any additional material weaknesses could cause investors to lose confidence in our reported financial information which could have a negative impact on the trading price of our stock.

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

Our registered office is Suite 1500 – 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, V6E 4N7, Canada. Our principal offices are located at Goraszewska 6 Street, Warsaw, 02-910, Poland, telephone +48- 22-842-7666.

We have the following operating subsidiary companies:

1.

Stream Communications Sp. z o.o. (“Stream Poland”) was incorporated on October 26, 1999, under the laws of Poland. At December 31, 2007, we own a 100% interest in Stream Poland which is in the business of operating cable television and high-speed Internet in Poland. Stream Poland’s growth is being accomplished through acquisitions of small, independent cable TV and high-speed Internet providers and through its own marketing efforts. Stream Poland is located at al. 29 Listopada 130, 31-406 Krakow, Poland. On February 22, 2008, we entered into an agreement with Penta, that will allow Penta to acquire a majority stake (51%) in Stream Poland.

2.

Streamline Media Sp. z o.o., (formerly Polvoice.com, “Streamline”) is a wholly owned subsidiary of our Company, being organized on August 11, 1999, under the laws of Poland. Streamline is acting for and on behalf of Stream Poland acquiring Cable TV System, which subsequently are re-organized and transferred to Stream Poland as an integral part to existing Cable TV Systems. On January 22, 2008, Streamline changed its name to Streamline Investments Sp. z o.o.

The following company is a subsidiary, but no longer has an operating business. We are currently in the process to liquidate this Company, as the business purpose is no longer in line with our corporate strategy. The liquidation of the company commenced in the second half of 2007 and is expected to be completed by the end of 2008.

1.	IEWS S.A. (formerly International Eco-Waste Systems “IEWS”) is a wholly owned subsidiary of our Company being incorporated on September 24, 1996 under the laws of Poland.

We are a reporting issuer in the Province of British Columbia, Canada and our common shares are listed for trading on the OTCBB Pink Sheets under the trading symbol “SCNWF”. Our shares also trade on the Frankfurt exchange under the symbol “TPJ”.

Office Space in Canada

Until October 2007, we utilized about 1,000 square feet of office space in Vancouver, British Columbia. Our rent was $1,700 per month. In addition, we paid approximately $1,500 per month for office support that includes a photocopier, telephones, a fax machine, computers, printers, scanners, secretarial services, reception services and consumables.

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

Stream conducts its business in Southern Poland’s most densely populated region, which, as per data from the Main Statistical Office (GUS), has approximately 11.5 million inhabitants and 3.2 million television homes and according to the estimates by PIKE 1 about 1.1 million cable subscribers. Stream originally targeted this area of Poland because of the number of mid-sized cities which at that time remained underserved by larger cable operators. Stream has funded its growth and operations principally through debt and equity issuances. Stream’s management

___________________________________
1 Polish Chamber of Electronic Communication

-- Form 20-F --	15
-- Stream Communications Network & Media, Inc. --

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

Stream Poland has made a number of cable television acquisitions, all of which have been successfully integrated into its business. These acquisitions include:

Date	Name of acquisition	Region of operation
September
2007	ASK II	Sosnowiec
April 2005	Vega II	Czestochowa
April 2005	Internet in Bytom	Bytom
Oct 2004	98% of Vega	Czestochowa
Sept 2004	Miechowice	Bytom
May 2004	60% of ASK	Sosnowiec
March 2004	Channel 69	Sosnowiec
June 2001	100% of Gimsat	Jaslo, Sanok, Brzozow
July 2001	MTK	Czestochowa
A portion of the assets of AZART S.C.:
July 2001	AZART SC Telekom	Kielce
	AZART TK Trybinowski	Busko, Zdroj
September	A portion of the assets of
2000	Elektromontaz Rzeszow S.A. El-	Rzeszow, Bochnia, Sankomierz
Rzeszow “Telekab”
A portion of the assets of Bister Sp.
August 2000		Jaworzno, Czechowice-Dziedzice
Z o.o.
A portion of the assets of Telemedia
July 2000		Czestochowa
Sp. Z o.o.
July 2000	A portion of the assets of Marsat S.C.	Czestochowa
Beilsko-Biala, Czechowice-
June 2000	51% of the shares of Bielsat	Dziedzice

On February 22, 2008, we entered into an agreement with Penta, that will allow Penta to acquire a majority stake (51%) in Stream Poland.

Bielsat

Stream Poland is one of the founders of Bielsat and since Bielsat was incorporated on March 8, 2000, has held 51% of its shares. PPUH Bielsat owns the remaining 49% of its shares.

Stream Poland has an option to acquire the outstanding 49% in Bielsat, of which the option is valid until 2009. In the same period there is a ‘drag-along’ clause whereby PPUH Bielsat is obliged to sell its shares in Bielsat to Stream Poland, should Stream Canada decide to dispose of Stream Poland.

Gimsat

Stream Poland owns 100% of Gimsat, having made the final payment in May 2004.

ASK

ASK was initially purchased on May 5, 2004, wherein we paid $200,000 for a 60% interest in share capital of ASK. The remaining 40% was acquired on September 30, 2007 for cash consideration of $222,124.

Vega

A 98% interest in Vega was purchased in October 2004 by Stream Poland and outstanding 2% was acquired in 2005.

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

-- Form 20-F --	17
-- Stream Communications Network & Media, Inc. --

Stream’s Cable Television Program

Polish cable television operators have more than 200 channels from which to choose when building their program offerings. These channels are transmitted via satellites, the most popular of which are the Eutelsat and Astra satellites. When deciding which channels to offer its subscribers, Stream takes into account program demand analysis, subscribers’ opinions, and cost. Most of the license agreements that Stream has entered into relating to program purchases will be in effect for the next three to five years and may be extended. Most of these license agreements also provide that as Stream’s subscriber base increases, Stream may be able to modify the agreements to obtain more favorable terms.

Stream’s programming providers are: (a) Polish public television; (b) Polish private terrestrial television stations licensed by KRRiT; (c) Polish and foreign satellite program providers; and (d) local program producers.

The table below contains the list of programs for which Stream has signed license agreements or obtained broadcasting permits from program providers.

Table: List of programs licensed by Stream

Channel
No.	Name	Characteristics	Language
1	TVP 1	Public television	Polish
2	TVP 2	Public television	Polish
3	TVP POLONIA	Public television	Polish
4	TVP 3	Public television	Polish
5	POLSAT	Private terrestrial	Polish
6	TVN	Private terrestrial	Polish
7	TVN 7	Entertainment	Polish
8	POLSAT 2	Entertainment	Polish
9	TV 4	Private terrestrial	Polish
10	TV Puls	General	Polish
11	Polonia 1	Entertainment	Polish
12	Tele 5	Entertainment	Polish
13	TV Trwam	Catholic	Polish
14	BBC World	Information	English
15	BBC Prime	Entertainment	English
16	POLSAT Sport	Sport	Polish
17	TVN Meteo	Weather	Polish
18	TVN Turbo	Cars	Polish
19	TVN 24	Information	Polish
20	Explorer	Science	Polish
21	History	Science	Polish
22	MINI MINI	Children	Polish
23	Kino Polska	Movies	Polish

Channel
No.	Name	Characteristics	Language
24	TVN Style	Entertainment	Polish
25	Ale Kino!	Movies	Polish
26	Zig Zap	Children	Polish
27	National Geographic	Science	Polish
28	Planete	Documentary	Polish
29	VIVA PL	Music	Polish
30	VIVA	Music	German
31	VIVA+	Music	German
32	RTL	Entertainment	German
33	RTL 2	Entertainment	German
34	SAT 1	Entertainment	German
35	VOX	Entertainment	German
36	Club	Entertainment	Polish
37	Jetix	Children	Polish
38	Discovery	Science/Documentary	Polish
39	Animal Planet	Science	Polish
40	Superstacja	Entertainment	Polish
41	Eurosport	Sport	Polish
42	Canal+	Entertainment	English
43	Canal+ sport	Entertainment	English
44	Canal+ film	Entertainment	English

For most subscribers, Channels 1-6 are available in Stream’s Lifeline Tier and Channels 1-14 are available in Stream’s Intermediate Tier. Stream includes all these programs in its Top Tier offering. These offerings are subject to change as Stream effects the licensing changes required under the recent amendments to the Polish Copyright Act.

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

-- Form 20-F --	19
-- Stream Communications Network & Media, Inc. --

Marketing and sales

Most of the cable television providers that Stream has acquired did not advertise or market their services. Stream does advertise and market its services in order to both retain its subscriber base and to add more subscribers.

Stream’s marketing and sales strategy is currently delivered through the use of professionally trained salespeople working at eight permanent customer care and marketing offices and through periodic promotions of its services. Stream also uses a preview channel, an information channel, promotional material mailed with monthly invoices and its website (www.stream.pl) to inform its customers of existing and new programs and services. Stream undertakes a number of additional marketing initiatives, including market research, radio advertising, newspaper advertising, and subscriber contests. All these efforts are aimed at limiting customer churn, moving customers into more expensive tiers of service and helping Stream gain market acceptance.

Stream has registered its trademark, its logo, and the names of its cable television programme packages.

Overview of the Polish cable television industry

Poland has approximately 38.1 2 million inhabitants and 12.5 3 million households with a TV set of which 4.5 million are cable TV subscribers. Prior to 1989, during the Communist political regime, the Polish government controlled and regulated the television industry. All frequencies and channel offerings were limited principally to government broadcast programs. In the early years of the post-Communist era, there was no effective regulatory authority. This led to a proliferation of small cable operators building low-cost, poorly constructed cable systems in densely populated urban areas of Poland.

In more recent years, due in part to Poland’s economic development and the introduction of cable industry regulations, Poland’s cable industry has developed rapidly. In addition, large cable operators, such as @Entertainment (later: UPC; United Pan-Europe Communications), have constructed high-quality cable systems and offered numerous programming choices.

Despite these developments, the Polish cable television market remains underdeveloped. According to PIKE4, there were at December 31, 2007, 600 cable TV operators with 1,086 networks providing services to 4.5 million of the country’s 12.5 million TV-homes, of which 70% are passed by cable.

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

Third, middle-income families living in multiple dwelling units, or MDU’s, account for approximately 70% of residential housing in Polish cities. This high housing density results in

_______________________________
2 Central Statistical Office: Population Size and Structure by Territorial Division (December 31, 2006)
3 Polish Chamber of Electronic Communication (PIKE): Proprietary Research
4 Polish Chamber of Electronic Communication

comparatively low costs for building cable television networks. Currently Stream’s average network density is about 320 homes passed per kilometer of cable plant. By comparison, the average housing density in the United States is 48 homes per kilometer of cable plant.

Fourth, in Poland the right to build cable television networks reaching MDU’s is acquired through agreement with the owner of the MDU and does not require any permits from regulatory telecommunications authorities. Under such agreements, the operator is allowed to connect all apartments located in a given building to its network. Stream has entered into such agreements with renewable terms varying from ten to twenty years.

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

-- Form 20-F --	21
-- Stream Communications Network & Media, Inc. --

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

Stream Poland’s customer base and market share

Stream Poland has a stable subscriber base in the territories serviced by the company, indicating that the company has reached a mature status in these areas. As of December 31, 2007 the company had 60,700 Cable TV subscribers, 7,684 Internet subscribers and 51 VOIP subscribers.

Nearly all of Stream Poland’s customers are in MDUs.

Stream Poland’s primary market is located in south-eastern Poland and includes the following districts: Slaskie, Malopolskie, Swietokrzyskie and Podkarpackie. The map below illustrates the locations of Stream Poland’s cable television networks.

Locations of Stream Poland’s cable television networks

Stream Poland’s market has approximately 11.5 million people, 3.2 million television households and 1.1 million cable television subscribers5. Stream’s market locations are the most densely populated in Poland, containing roughly 30% of the nation’s population. There are 92 towns with more than 50,000 inhabitants in all of Poland and 35 of them are located in this region.

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

  UPC Telewizja Kablowa 6 , a subsidiary of the European cable television operator UGC Europe Inc. (formerly United Pan-Europe Communications) with more than 1,000,000 subscribers in eight out of the ten of largest cities in Poland.

  Vectra 7 , with approximately 643,000 subscribers in Poland and operates in Wroclaw, Walbrzych, Bielsko Biala, Elblag, Olsztyn, Slupsk, Bialystok, Radom, Zabrze, and 80 other Polish cities.

  Aster 8 , a subsidiary of a consortium of investments funds, with 416,000 subscribers in Warsaw (Aster), Krakow (Autocom) and Zielona Gora (ZTP).

____________________________________
5 Source: Stream Poland’s own market research
6 Source: UPC Poland information released on their web-site
7 Source: Vectra’s information released on their web-site
8 Source: Aster’s own information released on their web-site

-- Form 20-F --	23
-- Stream Communications Network & Media, Inc. --

  Multimedia Polska9, with approximately 601,000 subscribers in Poland, mainly in Kalisz, Szczecin, Gorzow Wielkopolski, Lublin, Rzeszow, Gdynia, Torun and Plock.

Direct-to-home satellite television (the so-called digital platform), which is widely accessible in Poland, also competes with cable television. Two entities provide high quality direct-to-home satellite services in Poland:

  Cyfra+, which has approximately 850,000 subscribers, and

  Polsat Cyfrowy10, which has approximately 1,500,000 subscribers.

There are up to six terrestrial channels available in Poland that also competes with cable television. However, in most cases the reception of aerial signals is generally so poor that, with the exception of the largest cities, most viewers are only able to receive some of these channels. The majority of viewers require access to cable television in order to receive even these six channels.

In the course of 2007, Stream is facing new challenges and competition from other operators as Stream has pursued its triple-play strategy (TV, Internet and Telephony) expecting to become a ‘one-stop-shopping’ for the subscribers.

-	Telephony was launched by Stream in the autumn of 2007 with the expectation of fast penetration and ramp-up of subscribers and revenue, given the discount price model offered.

A significant competition was encountered from Mobile Telephony Operators, offering prices lower than that offered by Stream, while offering the convenience of mobile telephony and SKYPE (www.skype.com), as well as launching a fixed price-policy (below Stream’s) for calls to fixed lines.

-	Internet was launched on several of Stream’s network in 2007 with the expectation of fast penetration though attractive pricing of services.

The incumbent Telco launched a campaign giving away Dell Notebooks to all new internet subscribers; Mobile Telephony Operators decreased the price on mobile internet to the same price level of internet solutions offered by CATV Operators and Fixed line telephony.

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

The Radio and Television Act requires cable operators to obtain a licence to produce and broadcast radio and television programmes. In addition, cable operators who distribute entire channels of a

____________________________________
9 Source: Multimedia’s own information released on their web-site
10 Source: Polsat Cyfrowy’s own information released on their web-site domestic or foreign broadcasting organisation must register such channels in the register kept by the Chairman of KRRiT. The Chairman of KRRiT is authorised to issue such licences and to register channels. The registration requirement applies to all channels, except for nation-wide public radio and television and other programmes of domestic broadcasting organisations which can be received within such cable operator’s area with common aerial reception equipment.

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

-- Form 20-F --	25
-- Stream Communications Network & Media, Inc. --

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

Telecommunications law

All Polish telecommunications activities are regulated under the Polish Telecommunications Act, which took effect on September 3, 2004. The Telecommunications Act imposes regulations on telecommunications activities and technical requirements for equipment to be used for telecommunications activities. The term “telecommunications activity” is defined as business activity consisting in the provision of telecommunications services, the provision of telecommunications networks or associated facilities. Moreover, the Telecommunications Act contains detailed provisions concerning telecommunications permits, radio permits, frequency usage, telecommunications secrecy, the connection of networks, the co-operation of operators, telecommunications infrastructure and the functioning and organization of the Office of Electronic Communications (“UKE”), among other provisions. The Telecommunications Act replaced provisions concerning telecommunications activities contained in the Communications Act of July 21, 2000.

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

-- Form 20-F --	27
-- Stream Communications Network & Media, Inc. --

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

The Supervisory Board directors of Stream Poland are elected by the shareholders of the Parent Company at each annual general meeting, or, in the event of a vacancy, they are appointed by the Supervisory Board of Directors then in office, to serve until the next annual general meeting or until their successors are elected and ratified.

Management Board:

Stream Poland’s Management Board was changed in December 2007 and was in a transition period at year end:

Adam Ilczuk (President and CEO) resigned in December 2007 and was replaced by Andrzej Strehlau.

Krzysztof Czwartkiewicz (Director) resigned in December 2007 and was replaced by Vladimir Petrzilka.

Zbigniew Tragarz (Director) resigned in December 2007.

Supervisory Board:

Stream Poland’s Supervisory Board currently comprises of the following members on December 31, 2007 and was changed in 2008 as a result of the investment agreement with Penta:

Supervisory Board 2007	Supervisory Board 2008

Jan S. Rynkiewicz	Jan S. Rynkiewicz

Iwona Kozak	Michal Tomanek

Przemyslaw Aussenberg	Jan Evan

Stream Poland Locations

Stream Poland currently rents 8,000 square feet in an office building, close to the centre of Krakow and is considered adequate for the company’s head office needs for the foreseeable future. The customer database and the call centre (to manage customer calls) are also located here.

Stream Poland also maintains small separate offices in Rzeszów, Bielsko-Biala, Jaslo, Sanok, Sosnowiec and Czestochowa to act as a base for local customer service and sales representatives. These local offices are connected with the head-office in Kraków and are able to access its database on-line.

Office

Stream Poland utilizes about 8,000 square feet of office space in Krakow, Poland. Stream Poland’s rent is approximately $17,512 per month. The lease of the premises expires in 2010.

IEWS (formerly: International Eco-Waste Systems) S.A.

IEWS was in the business of constructing and operating rendering plants in Poland. IEWS is inactive and currently does not have any rendering plants in operation.

In view of developments and uncertainty with BSE (Bovine Spongiform Encephalopathy or “mad cow disease”) issues and as a result of our focus on cable TV and the operations of Stream Poland, we decided that the operations of IEWS did not fit with our current objectives.

As at December 31, 2007, Stream owns 100% of shares of IEWS. During the second half of 2007, Stream began the process to liquidate he business affairs of IEWS and intends to launch new activities compatible with the telecommunication services. The liquidation is expected to be completed by the end of 2008.

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

Streamline’s business objective was to become an Internet, data transmission, and VoIP provider in Poland. Streamline’s services included VoIP services, data transmission, teleconferencing, web site development, and maintenance.

Streamline was ‘re-activated’ in 2006, and started preparing market research on potential acquisition targets on the polish cable TV market, with the view that Streamline will be acting as an agent for and on behalf of Stream Poland acquiring new cable TV systems.

In January 2008, Streamline changed its name to Streamline Investments Sp. z o.o.

Item 4A – SEC Comments

The Company is not subject to any unresolved SEC issues, comments or disputes.

Item 5 – Operating and Financing Review and Prospects Overview

We prepare our financial statements in Canadian dollars. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada, or Canadian GAAP, with reconciliation to US GAAP.

Our core business is considered to be our cable TV operations. From the beginning of our operations in Poland until December 31, 2007 approximately $20 million had been spent on the acquisition and modernization of cable television network equipment and on the acquisition of licenses and subscribers. Our future business growth is expected to consist of buying subscribers from independent operators, building networks in areas where existing operators are unwilling to sell us their subscribers, buying interests in existing cable operations and reconstructing old systems by preparing them for the transmission of new services, including pay-per-view, internet, and video-on-demand.

In this annual report on Form 20F we use Adjusted EBITDA, which we define as operating earnings before amortization and loss on disposal of capital assets. Adjusted EBITDA is a non-GAAP measure, and is not a measure of performance under Canadian GAAP or US GAAP. We have included Adjusted EBITDA in this Form 20F because we believe that, in addition to net income, Adjusted EBITDA provides readers with a basis to evaluate our operating performance. To evaluate Adjusted EBITDA, the components of Adjusted EBITDA, such as net income and interest and the variability of such components over time, should also be considered. Readers should be cautioned, however, that Adjusted EBITDA should not be constructed as an alternative to net income (loss) (as determined in accordance with Canadian GAAP or US GAAP) as an indicator of our operating performance. Our method of calculating Adjusted EBITDA may differ from the methods used by other companies and,

-- Form 20-F --	29
-- Stream Communications Network & Media, Inc. --

as a result, Adjusted EBITDA measures presented in the From 20F may not be comparable to other similar titled measures disclosed by other companies.

OPERATING RESULT FOR PERIOD ENDED DECEMBER 31

	2007	2006	2005	2007/2006	2006/2005
Revenue	7,376,978	6,472,905	5,826,112	14%	11%
Loss from Operations	(3,418,085)	(3,117,236)	(5,197,894)	(10)%	(41)%
Add back:
Amortization	2,159,233	2,388,716	2,650,139
Restructuring Expenses	-	209,523	-
Loss on Disposal of Assets	3,053	16,013	-
Adjusted EBITDA	(1,255,799)	(502,984)	(2,547,755)	150%	(80)%

Results of Operations

Year ended December 31, 2007 compared to the year ended December 31, 2006

Stream Communications Network & Media, Inc. is reporting a negative Adjusted EBITDA of $(1,255,799) for the year ended December 31, 2007 (2006 - $(502,984); 2005 - $(2,547,755)). The deterioration of Adjusted EBITDA in 2007 from 2006 is a result of transactions with advisors engaged by the company to assist in the completion of the transaction with Penta.

Revenue increased by 14% in the current year as compared to 2006, as result of actively promoting internet services to subscribers for the network modernized in 2006 as well as focused direct sales efforts to upgrade existing subscribers to premium service packages. The rates for services increased in 2007 by 14% to off-set the increased costs for programming and system lease expenses.

Operating Expenses increased by 13% from December 31, 2006 to December 31, 2007 as a result of the company engaging professional advisors to support the management at raising funds, and in particular to provide advisory services to management in the finalization of the terms on the agreement entered into with Penta on their investment in Stream Poland.

Programming and System lease expenses increased by 13% from December 31, 2006 to December 31, 2007, due to higher penetration of internet services and therefore a need to purchase additional bandwidth. The upgrade of subscribers to premium programming packages has also increased the cost of programming.

Management and professional fees as well as Travel and Entertainment increased by 119% and 48% respectively in 2007 compared to 2006, as a result of the company’s effort to raise financing which was successfully completed with the investment of Penta in Stream Poland.

Amortization the amortization charge for the year was $2,159,233 compared to $2,388,716 in 2006, a decrease of 10%, since the cable TV systems acquired in 2003 and earlier are fully amortized.

Other Operating Expenses (Income) as of December 31, 2007 was positively affected by the weak US-dollar and strong Canadian dollar and Polish zloty, resulting in an unrealized foreign exchange gain of $837,153 on the Company’s long term debt outstanding at December 31, 2007. The restructuring expenses incurred in 2006 were a non-recurring item and therefore did not impact the company’s operating results in 2007.

Financial and Other Items: In 2007, the company had other expenses of $648,737 versus $1,021,140 in 2006. This decrease is due to three main items: (1) all costs for the Standby Guarantee were incurred in 2006 ($798,289) (2) incremental financing expenses of $231,743 were incurred in 2007 related to the bond issue at Stream Poland, and (3) increased interest expenses of $145,869 due to the bond issue in Stream Poland.

Income Taxes decreased in 2007 as a result of future income tax assets created at the Polish operational level for non-deductible expenses.

All together, the Company ended 2007 with a net loss of $3,107,320 versus a net loss of $4,485,893 in 2006.

Although the company ended 2007 with a working capital deficiency of $9,871,755 compared to $1,787,498 in 2006, this is not a reflection of the company’s financial position subsequent to December 31, 2007, as $6,166,566 of the working capital deficiency at December 31, 2007 is linked directly to the investment of Penta, causing existing long-term debt to become payable upon completion of the transaction. Had the company not concluded the transaction with Penta, the working capital deficiency in 2007 would have been comparable to 2006.

Quarter ended December 31, 2007 compared to Quarter ended December 31, 2006

In the fourth quarter of 2007, revenue increased by 1.7% compared to the same period in 2006, as a result of seasonal sales promotions launched in the last quarter of 2007.

Operating expenses increased in the same period by 23.1%, mainly a result of the external advisors and management costs resulting from financing and negotiations with Penta, which were successfully completed in the last days of December 2007.

Loss from operations in the last quarter amounted to $2,070,792 against $1,574,859 caused by incremental expenses related to the transaction with Penta.

Year ended December 31, 2006 compared to the year ended December 31, 2005

Stream Communications Network & Media, Inc. is reporting a negative Adjusted EBITDA of $(502,984) for the year ended December 31, 2006 compared to $(2,547,755) in 2005. The improved Adjusted EBITDA is a result of increased revenue and decreased operating expenses following a corporate restructuring, moving all corporate functions from Canada to Poland.

Revenue increased by 11% in 2006 as compared to 2005, as result of a focused effort to increase rates for cable TV services, as well as launch of internet services to Cable TV Subscribers on recently modernized part of the networks. The number of Cable TV internet subscribers’ increased by 110% from December 31, 2005 to December 31, 2006.

The company actively sought to increase the sales of added services (internet and telephony) and launched a program modernizing existing networks, to be able to provide such services. The program was launched in the 2nd half of 2006 and by December 31, 2006 approximated 50% of the networks were able to provide triple-play capability. As a result thereof it was possible to offer internet service to a broader audience and increase subscribers.

Operating Expenses decreased 15% from December 31, 2005 to December 31, 2006 following a corporate restructuring moving nearly all corporate functions from Canada to Poland.

Programming and System lease expenses increased by effective by 120% from December 31, 2005 to December 31, 2006, however the effective increase was 22% as the company recorded all expenses in respect of Programming and System lease as such – and not as in previous years recording part of the expense as ‘Office Expenses’. The Company has not restated previous years in that respect. The effective increase of 22% was primarily a result of:

-	Improved program offering following the price increase of cable TV services, and new government imposed requirements; and
-	The launch of internet services requiring the company to purchase incremental internet access to provide our subscribers with a quality experience.

-- Form 20-F --	31
-- Stream Communications Network & Media, Inc. --

The most significant cost decrease was ‘Investor relations’ which decreased by 92%. In 2005, the company made a large effort to raise new capital, creating significant awareness about Stream Communications Network & Media Inc. allowing the company to follow the leads generated through the 2005 Campaign.

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

Liquidity, Capital Resources and Subsequent Events

Our working capital deficiency as at December 31, 2007 was $9,871,755, compared to the working capital deficiencies at December 31, 2006 and 2005, which was $1,787,498 and $2,552,174 respectively. The deficiency at December 31, 2007 is significantly higher than in prior years, however a result of the pending transaction with Penta where the company had obtained short-term financing from Penta rather than mid-term bonds.

In the fourth quarter of 2007, the Management of Stream focused on securing an investment agreement with Penta. This delayed the bond offering and limited the Company’s possibility to finance its operations and investments through vendor financing.

The bond offering was executed in November 2007 to manage cash flow until the investment agreement with Penta was completed. Stream Poland therefore executed a bond offering, for which the bond was repaid within 2 months after issue, at an expense of $157,120 (USD $160,000).

Following the preliminary investment agreement with Penta signed in December 2007 and finalized in February 2008, both Stream Canada and Stream Poland have repaid all external debt, and provided the Company with sufficient cash to finance its new venture in Streamline (Greenfield CATV Network in Suwalki), and Stream Poland has been recapitalized providing capital and liquidity to the Company’s operations.

Trend Information

Stream Communications Network & Media Inc. is actively focusing on the roll-out of internet services throughout its networks and is scheduling a launch of telephony on a commercial scale in 2008. Being able to offer three services (Television, Internet and Telephony) to all its clients will allow the company to increase revenue generating units (RGU) while only marginally increasing costs, as the same infrastructure is used to provide all three services.

In the course of 2007, Stream Poland has noted a neutral-positive development in the subscriber base in the existing networks, despite the launch of new services. This is a result of the cable TV market in Poland maturing. However, with a transparent service offering, internet and telephony are still new markets with room to grow. Competition from Telco’s and other players are still visible however, and it is expected to lead to lower rates in this market segment.

Intense competition on the three core services, leading to decreasing prices, combined with higher expectations for subscribers to quality and service (HD TV, VOD etc) required significant investment in infrastructure, which only the largest Cable TV Operators can do in a profitable manner.

Subsequent to December 31, 2007 a majority stake in Stream Poland was acquired by Penta providing the company with the required financial backing to acquire other cable operators in Poland. In 2008 the company has concluded two term-sheets with the aim at acquiring approximately 40,000 new subscribers; however neither of those has been finalized as due diligence is still ongoing.

Contractual Obligations and Loans payable

Contractual obligations at December 31, 2007 are as follows:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$447,494	nil	447,494	Nil	nil
Short-term debt	$6,486,990	6,486,990	Nil	nil	nil
Capital lease obligations	$198,303	77,209	121,094	nil	nil
TOTAL	$7,132,787	6,564,199	568,588	Nil	nil

In the first quarter of 2008, Stream repaid debt obligations totalling $6,934,484; Capital and Operating leases remained, as the contractual repayment of these obligations will result in significant penalties.

The Company has an obligation to acquire and develop two Greenfield cable TV networks, of which Suwalki was acquired through Streamline Investments (previously Streamline Media) in April 2008 for a total amount of $2,124,248 (PLN 5,300,000), including taxes.

The company will be financing both ventures using the proceeds from the sale of shares in Stream Poland to Penta.

Programming Commitments The Company does not have any fixed programming commitments. All programming contracts are, although long-term, variable as a function of number of subscribers.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet arrangements.

Canadian and US GAAP differences

The company is maintaining its accounting records in accordance with general accepted accounting principles (“GAAP”) in Canada, with reconciliation to US GAAP for financial reporting purposes.

When reconciling the consolidated financial statements to US GAAP, there are no differences in 2007, however the Company records the following differences in previous years:

-	Stock-Based Compensation which under Canadian GAAP is an expense to the Company is excluded from the Statement of Operations under US GAAP.

-- Form 20-F --	33
-- Stream Communications Network & Media, Inc. --

-

Under Canadian GAAP, a proportionate amount of the cumulative foreign currency translation account is recognized in net income on a partial realization or disposition of an investment in a self-sustaining subsidiary. Under US GAAP such recognition occurs only when there has been a substantially complete realization of the investment.

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

Intangible Assets. Intangible assets that are deemed to have an indefinite life are tested for impairment on an annual basis, and otherwise when indicators of impairment are determined to exist by applying a fair value based test. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgments at many points during the analysis. In testing for potential impairment, the estimated fair value of the reporting unit, as determined based upon discounted cash flow forecasts, is compared to the book value of the reporting unit.

Changes in Accounting Policies including Initial Adoption

Under Canadian GAAP, on January 1, 2007, the Company adopted new accounting policies for financial instruments by adopting the following new standards of the Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 1530 – Comprehensive Income; Handbook Section 3251 – Equity; Handbook Section 3855 – Financial Instruments – Recognition and Measurement; Handbook Section 3861 – Financial Instruments – Disclosure and Presentation; and Handbook Section 3865 – Hedges. These new standards have been applied retrospectively without prior period restatement, except for the presentation of the cumulative unrealized effect of foreign currency translation of foreign operations on the consolidated balance sheet as a component of accumulated other comprehensive income or loss. The change in accounting policies had no other material impact on the Company’s consolidated financial statements at January 1, 2007.

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under FIN 48, the impact of an uncertain tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Under US GAAP, the Company adopted the provisions of FIN 48 on January 1, 2007. The new standard did not have a material impact on the Company’s consolidated financial statements.

There were no other changes in accounting policies in 2007.

Related Party Transactions

(a)	Loan from Top Consulting
Mr. Dziublowski (Non-executive Director) made a loan to Stream Canada from his company Top Consulting for the amount of $245,500 (US $250,000). The Loan bears an annual interest of 9%.

(b)	Advertising Agency

In 2006, Stream Poland, a subsidiary of the Company, appointed Media Forum Sp. z o. o. as Advertising Agency for the Company’s Polish operations. During 2007, Media Forum Sp. z o. o. rendered services for the amount of $97,680 (Pln 252,077) (2006 - $58,498; 2005 - $nil). The Director and Owner of Media Forum Sp. z o. o. is a related party to Mr. Rynkiewicz.

(c)	Lease Commitments

The Company’s subsidiary has a building lease outstanding with Media Forum Sp z o.o. Lease payments expensed during the year were $15,500 (Pln 40,000) (2006 & 2005 - $nil). The Director and Owner of Media Forum Sp. z o. o. is a related party to Mr. Rynkiewicz.

The Company has an automobile lease outstanding with Media Forum Sp. z o. o, an enterprise that is under common management of the Company. Lease payments expensed during the year were approximately $7,700 (2006 & 2005 - $nil). The director and owner of Media Forum Sp. z o. o is a related party to Mr. Rynkiewicz.

(d)	Standby Guarantee

On June 12, 2006, the Company arranged for Standby Guarantee of $4,910,000 (US $5,000,000), which can be exercised on or after March 1, 2007, provided the company has not managed to raise a minimum of $4,910,000 (US $5,000,000) in financing by way of debt and of equity before March 1, 2007.

There were no costs or payments associated with the Standby Guarantee during the year 2007. During 2006, the Company paid a total commission for the Standby Guarantee to:
• Trasco Sp. z o. o. and Mr. Rynkiewicz: $441,900 (US $450,000)
• Blueagle Investments and Mr. Tomaszewski, a related party to Ms. Kozak who is a director of the Company: $294,600 (US $300,000)

(e)	Advisory Services
Mr. Tomaszewski received a fee of $117,840 (US $120,000) in 2007 as advisor to the board. Mr. Tomaszewski is a related party to Ms. Kozak, a director of the Company.

-- Form 20-F --	35
-- Stream Communications Network & Media, Inc. --

(f)	Finders Fee

Top Consulting received a finder’s fee of $116,053 (Pln 428,533) incurred with respect to the transaction with Penta. Top Consulting is a related party of Mr. Dziublowski (Non- executive Director).

(g)	Private Placement

Mr. Harvey-Bathurst, director of the Company, purchased 5,000,000 shares through a private placement at a purchase price of $0.117 per share. The transaction was fully paid for, with no amount outstanding at December 31, 2007.

Mr. Tomaszewski, a related party of the Company, also purchased 1,700,000 shares at a purchase price of $0.116 per share. The transactions were fully paid for, with no amount outstanding at December 31, 2007.

Each unit comprised one common share and one-half common share purchase warrant, which shall entitle the holder thereof with two warrants to purchase one common share at an exercise price of US$0.150 until March 2, 2009. Both Mr. Harvey-Bathurst and Mr. Tomaszewski were granted 2,500,000 and 850,000 warrants from the private placement, respectively.

(h)	Management Fees

Management fees of $528,000 (2006 - $203,868; 2005 - $351,780) and bonuses of $500,000 (2006 - $500,000; 2005 - $362,398) were paid during the year to certain directors and executives of the Company. Of this amount, the Company paid remuneration in the amount of $184,691 owing to Mr. Rynkiewicz to Trasco Sp. z o. o., an enterprise that is under common management of Mr. Rynkiewicz.

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

ITEM 6 – Directors, Senior Management and Employees

Our board of directors is elected by our shareholders as indicated in our Articles. Directors receive directors’ fees (see Directors’ Fees under Executive Compensation). Our executive officers are appointed by our board of directors and have service agreements with us. The normal notice period for executive officers is 12 months. In the case of Stream Poland, both the Supervisory Board and the Management Board are elected by the General Meeting of Shareholders (in practice – by the only shareholder i.e. the Parent Company). The following sets out our directors and officers.

Directors and Senior Management

Stream Communications Network & Media, Inc.

Robert Wussler	Chairman of the Board, Director
Jan S. Rynkiewicz	President, Director
Iwona Kozak	Director
Robert Dziublowski	Non-Executive Director
George H. Bathurst	Non-Executive Director

Robert Wussler was appointed on May 4, 2004. Bringing an impressive background in broadcasting and telecommunications to the company, Mr. Wussler is currently President and Chief Executive Officer of Ted Turner Pictures and Ted Turner Documentaries. An acknowledged leader in the television industry for over three decades, he has been responsible for groundbreaking advances in news production at CBS News and CNN. The former President of both CBS Sports and the CBS Television Network, Mr. Wussler was a co-founder of CNN, TNT and WTBS, and Senior Executive Vice President of Turner Broadcasting. Bringing an extraordinary background in cable telecommunications to his work with Stream, Mr. Wussler was also President and CEO of Comsat Video Enterprises, where he led the company through unprecedented growth.

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

Iwona Kozak since 1 March 1996 has been a Director and Vice President for Corporate Affairs and since 23 April 1999 she has been its Secretary. She graduated from the British Columbia Institute of Technology with a diploma in marketing. She has a broad experience in the area of marketing and public relations. She perfected her managerial and business skills as the co-founder and president of a division of the Canadian Polish Chamber of Commerce in British Columbia. In the years 1993-1995 she published a magazine dedicated to economics called “Partners with Poland” (“Partnerstwo z Polska”) and provided advisory services to Canadian companies in the area of investments in Polish markets.

George H. Bathurst Mr. Harvey–Bathurst is a graduate of Eton College and the Royal Military Academy Sandhurst. Mr. Harvey-Bathurst has been a director of a family company, Eastnor Castle Estates Co. for 35 years. He is a private property investor and since 1984 has been a private equity investor in Poland.

Robert Dziublowski brings over 15 years of experience in investing, consulting and management and has advised a number of international companies on doing business, building a Central European presence or making acquisitions in Poland and Central Europe. His clients have included Nasdaq and Eiffage Construction, one of the largest construction groups in Europe. He has advised leading Polish companies in acquisitions in the insurance, media and telecommunications sectors. His clients have included Wussler Group, a partner of company of Ted Turner Pictures, WPI, a U.S. telecommunications group, and Grupa PZU, a leading Polish financial services firm. He has served on the boards of a number of companies traded on the Warsaw Stock Exchange, and currently serves on the board of Mobiltek, a company he launched in 2002. Mr. Dziublowski received an M.A. in Political Science from Warsaw University in 1988 and an M. A. in International Relations from University of Hawaii in Honolulu in 1990.

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

-- Form 20-F --	37
-- Stream Communications Network & Media, Inc. --

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

The following table details the compensation paid to our executive officers for the year ended December 31, 2007

Summary Compensation Table
Name	Salary ($CDN)	Bonus ($)	All Other and annual Compensation and LTIP Payouts ($CDN)	Securities under Option	Restricted Shares or Restricted Share Units
Jan Rynkiewicz	360,000	250,000	N/A	Nil	Nil
Iwona Kozak	168,000	100,000	163,300(*)	250,000	Nil

Management Contracts

Jan Rynkiewicz

has been appointed for a 5 year period commencing on June 12, 2006 at a basic annual remuneration of $120,000, payable monthly in equal parts. Mr. Rynkiewicz’s contract has been renewed for four years commencing February 1, 2007 at a basic salary of $360,000 per annum payable monthly in equal parts. In addition Mr. Rynkiewicz is entitled to the use of a vehicle of the value not exceeding $900 per month including lease and operating expenses.

As a Supervisory Board member in Stream Poland and subsidiaries, Mr. Rynkiewicz received a remuneration of PLN 228,000 (USD $91,299) annually, paid in equal monthly installments until December 31, 2007.

As a director of the Board, Mr. Rynkiewicz receives USD $15,000 per annum, payable quarterly.

Mr. Rynkiewicz is entitled to participate and receive bonus, stock options and other long-term incentive schemes the company may provide to its employees.

Iwona Kozak

A new management contract was entered into on June 15, 2006. Ms. Kozak continued to serve as a director in 2007 at the Company and received the same compensation as a non-executive director throughout the year, which was a basic remuneration of $168,000 per annum payable monthly in equal parts. This remuneration includes director’s fees for serving on the Board of Directors of the Company.

(*)Ms. Kozak received a one-time payment of $150,000 as a relocation bonus for her move from the Company’s Vancouver office to the Warsaw office. In addition, Ms. Kozak received approximately CAD $13,300 during the year in moving costs for moving to Poland, to cover costs such as a housing allowance, car allowance and airfare from Vancouver to Warsaw.

Directors’ fees

Independent directors are paid an annual fee of USD $15,000 as a base director’s fee and an additional fee of USD $1,500 per board meeting held outside their place of residency. The Chairman is paid a base director’s fee of USD $35,000.

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

As a confirmation of the option grant, the option holder is issued a certificate specifying the date, number of the shares allocated, share purchase price, and the period of time during which the option may be exercised. The Plan and the granting of options constitute neither a guarantee to potential option holders that they will continue to perform their functions nor a guarantee that we will continue to employ such persons.

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

(c) Shares allocated to all persons employed in contacts with investors may not exceed 2% of the outstanding shares; and

(d) Shares earmarked for consultants may not exceed 2% of the outstanding shares.

In the event that an option has lapsed for any reason whatsoever without having been exercised in full, the shares with respect to which the option has lapsed may again be issued for the purposes of the Plan. The expiration date of an option is the date determined by the Board of Directors with

-- Form 20-F --	39
-- Stream Communications Network & Media, Inc. --

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

Audit Committee Members:

1.	Robert Dziublowski – independent director with financial experience
2.	Jan Rynkiewicz
3.	George Harvey-Bathurst – independent director with financial experience

Our board of directors has established a compensation committee to review remuneration paid to senior officers of the Company.

Compensation Committee Members:

1.	Iwona Kozak
2.	Jan Rynkiewicz
3.	Robert Wussler

Our board of directors has established a corporate governance committee to (1) identify and select qualified individuals to serve as directors of the Company and nominate such individuals for election as directors at the Company’s annual meeting of shareholders (2) develop and establish corporate governance policies and procedures for the Company and (3) administer the Code of Ethics adopted by the Company.

Corporate Governance Committee Members:

1.	Jan Rynkiewicz
2.	George Harvey-Bathurst
3.	Robert Dziublowski

Employees

The average number of employees was as follows:

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Canada	2	3	3
Poland	81	81	81

ITEM 7 – Major Shareholders and Related Party Transactions

Major Shareholders

To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

As at the date of this annual statement the following persons or groups are known to us to each own more than 10% of our issued and outstanding common shares, which as of December 31, 2007 was:

Name and Address of Shareholder	Number of Securities owned	Percentage of Securities owned
CDS & Co NCI Account 25 The Esplanade Toronto, Ontario, M5W 1G5, Canada (Canadian depository for brokerage houses)	22,521,586 Common shares	27.88%
Jan Rynkiewicz 23 Ross Close Lincoln, UK, LN2 4WQ	14,135,307 Common shares	17.32%

ITEM 8 – Financial Information

Legal Proceedings

The Company has received invoices from a creditor for amounts due for work performed in regards to an IPO on the Warsaw exchange in 2003. The amount claimed is USD $3,145,885 of which $NIL has been accrued at December 31, 2007 (December 31, 2006 - $NIL). The Company is of the opinion that these amounts are due if the IPO on the Warsaw Exchange is completed.

The Company is defending an action pursuant to certain alleged unpaid legal invoices. The lawsuit demands the sum of $280,245 of which $NIL has been accrued at December 31, 2007 (December 31, 2006 - $NIL). The Company is of the opinion that these legal costs related to the IPO on the Warsaw Exchange were not directed by the Company or on its behalf.

ITEM 9 – The Offer and Listing

Nature of Trading Market

Our common shares were listed on the OTC BB Exchange in the United States, under the symbol “SCNWF”. We started trading on the OTC BB on March 11, 2004. On July 17, 2007, the company was moved to the Pink Sheets trading under the same symbol.

Trading on the OTC BB and Pink Sheets

-- Form 20-F --	41
-- Stream Communications Network & Media, Inc. --

The following table sets forth the high and low sale prices on the OTC BB for our common shares for each monthly period in the past 21 months.

Period	Volume	High	Low
2008-07	153,200	0.090	0.060
2008-06	206,200	0.150	0.085
2008-05	447,400	0.200	0.145
2008-04	468,600	0.200	0.085
2008-03	180,100	0.160	0.120
2008-02	167,100	0.240	0.150
2008-01	486,300	0.280	0.150
2007-12	540,300	0.275	0.170
2007-11	536,800	0.320	0.180
2007-10	3,274,000	0.265	0.140
2007-09	596,100	0.160	0.120
2007-08	398,800	0.180	0.050
2007-07	591,900	0.215	0.130
2007-06	1,034,400	0.210	0.110
2007-05	1,398,600	0.200	0.110
2007-04	3,031,800	0.255	0.160
2007-03	2,165,600	0.330	0.200
2007-02	3,567,000	0.300	0.145
2007-01	1,682,900	0.169	0.100
2006-12	854,279	0.150	0.120
2006-11	1,078,330	0.160	0.100
2006-10	1,783,806	0.270	0.140
2006-09	896,669	0.240	0.130
2006-08	657,920	0.290	0.225
2006-07	585,494	0.349	0.225
2006-06	2,558,232	0.330	0.170
2006-05	752,100	0.190	0.170
2006-04	1,010,600	0.260	0.190
2006-03	1,424,500	0.250	0.160
2006-02	2,203,500	0.200	0.160
2006-01	1,709,600	0.210	0.170
2005-12	2,059,600	0.160	0.140

Item 10 – Additional Information

Share Capital

Our authorized share capital as at December 31, 2007 was 150,000,000 common shares without par value. At December 31, 2007 our issued and outstanding share capital was 81,596,491.

In the course of 2007, the Company issued shares as follows:

- Fund Raising through Private Placements	10,200,000 Shares
10,200,000 Shares

Outstanding Shares per December 31, 2006	71,396,491Shares
Outstanding Shares per December 31, 2007	81,596,491Shares

All of our shares, issued and unissued, are common shares of the same class and rank equally as to dividends, voting powers and participation in assets upon liquidation. At any general meeting, subject to the restrictions on joint registered owners of our common shares, on a show of hands every shareholder who is present in person and entitled to vote has one vote and on a poll every

-- Form 20-F --	43
-- Stream Communications Network & Media, Inc. --

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

Options to acquire common shares granted to our directors and officers are described under “Item 6 – Directors, Senior Management and Employees – Executive Compensation”.

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

-- Form 20-F --	45
-- Stream Communications Network & Media, Inc. --

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

We do not believe the Company was a passive foreign investment company during the fiscal period ended December 31, 2007 or any other year.

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

Corporate Profits Tax

Polish resident companies are subject to corporate income tax on their worldwide income, while non-residents are subject to corporate income tax only on income derived in the territory of Poland. Worldwide income is a tax base for business entities with registered offices or seats or places of management in Poland. Other entities are taxed on profits earned in Poland only. Corporations are subject to corporate income tax at a rate of 19% in 2007, 2006, and 2005.

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

-- Form 20-F --	47
-- Stream Communications Network & Media, Inc. --

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

We do not hedge currency risk. The functional currency of the Company is the Canadian dollar. All of the business operations are in Poland and the Stream Poland’s functional currency is the Polish Zloty.

If there were a large fluctuation in the exchange rates between Poland and Canada this will impact on the operating results of the company. This could impact in a positive or negative manner. If the Canadian dollar increased against the zloty, then any Canadian funds invested in Poland would be exchanged for a larger number of zloty, thereby making more money available in Poland for the businesses. The converse would create a shortfall of funding. We have no control over currency rates and the results of operations will be subject to the swings in currency rate changes. In the case of funding either for acquisition or building out, it is important to minimize the time interval from when the money is raised and when it is spent to avoid issues of being short as a result of currency swings. The Company intends to grow by acquisition, so this aspect of funding is important where funds are raised other than in zloty.

We do not presently believe we have material exposure to potential change in fair value of market sensitive instruments, near-term losses in future earnings and/or cash flows from reasonably possible near-term changes in market rates.

We did not have any foreign currency derivatives outstanding at December 31, 2007. Accordingly, no market risk existed for such instruments at this date.

Stream is exposed to the risk of exchange rate fluctuations. Programming costs, which constituted about 18.2% of revenue in 2007, are incurred primarily in US dollars, while all revenues are realised in Polish zlotys. Certain other costs such as head office costs are incurred in Canadian dollars. Under its subscription agreements, Stream may modify its subscription rates to adjust for major fluctuations of currency exchange rates. However, high increases in subscription rates could decrease demand for Stream’s services. Most of Stream’s technical equipment is purchased locally, but some prices in Poland tend to be indexed in US dollars.

The table below reflects changes in the exchange rates of the currencies in which Stream conducts its operations as at the end of and as average during each year.

Exchange Rates in the years 2006-2007

	December 31, 2007	Average Rate for 2007	December 31, 2006	Average Rate for 2006
PLN/USD	2.4480	2.7688	2.9125	3.1077
PLN/EUR	3.6262	3.7925	3.8565	3.9055
PLN/CND	2.4954	2.5807	2.4992	2.7409
CND/USD	0.9820	1.0744	1.1664	1.1346

The effect of foreign currency fluctuations has affected the book value of property, plant and equipment and intangibles. The operations of the Company are situated in the country of Poland along with most of its assets. The foreign exchange rates for the Canadian dollar and the Polish zloty are as follows:

	Rate at the end of	Average rate for
	the year	the year
2007	2.4954	2.5807
2006	2.4992	2.7409
2005	2.8033	2.6757
2004	2.4898	2.8049

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

	Number of Warrants	Weighted average exercise price ($)	Fair value of warrants ($)
Balance, December 31, 2005	1,698,310	0.72	2,439,684
Granted	1,183,333	0.32	209,532
Granted	866,667	0.33	153,194
Granted	1,200,000	0.25	190,771

-- Form 20-F --	49
-- Stream Communications Network & Media, Inc. --

Granted	2,234,165	0.25	614,634
Granted	166,667	0.25	45,017
Granted	2,400,000	0.26	172,816
Balance, December 31, 2006	9,749,142	0.35	3,825,648
Granted	5,100,000	0.13	616,735
Expired	(1,698,310)	(0.72)	(2,439,684)
Balance, December 31, 2007	13,150,832	0.23	2,002,699

PART II

ITEM 13 – Defaults, Dividends, Arrearages and Delinquencies

Not applicable

ITEM 14 – Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

ITEM 15T - Controls and Procedures

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

The Company has evaluated, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the effectiveness of its disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2007. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2007, due to the material weaknesses in the Company’s internal control over financial reporting described below in “Management’s Report on Internal Control over Financial Reporting”.

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO, or persons performing similar functions, and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

As of the end of the period covered by this report, the Company’s management, including the principal executive officer and principal financial officer, completed our evaluation of the effectiveness of our internal control over financial reporting, which we had been conducting based on the criteria for effective internal control over financial reporting described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treasury Commission (“COSO”).

Management completed its assessment of internal control over financial reporting (“ICFR”), and has identified certain material weaknesses that existed in the design or operation of our internal control over financial reporting. The Public Company Accounting Oversight Board has defined a material weakness as a “deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis”. The following material weaknesses were identified in our 2007 assessment:

  Ineffective Controls at the Entity Level - As evidenced by the material weaknesses described below, the Company determined that entity-level controls related to the control environment, risk assessment, monitoring function and dissemination of information and communication activities did not operate effectively, resulting in material weaknesses in each of these respective COSO Internal Control — Integrated Framework components. The deficiency in each of these individual COSO components represents a separate material weakness. These material weaknesses contributed to the other material weaknesses and an environment where there is a reasonable possibility that a material misstatement of the interim and annual financial statements could occur and not be prevented or detected.

  Insufficient staffing in Accounting and Finance, leading to an Ineffective Internal Control Environment & Failure to retain evidence supporting Management’s Testing – We did not have a sufficient number of accounting personnel with an appropriate level with the necessary expertise within its accounting and finance function. The lack of sufficient staff did not allow the Company to maintain an effective internal control environment. Specifically, management concluded that the deficiencies in the control environment contributed to the Company’s inability to document and retain evidence supporting our tests of design and operations of all controls over our ICFR as at and for the year ending December 31, 2007.

  Implementing GAAP-Compliant Accounting Policies - We did not have a formalized process for monitoring, updating, disseminating, and implementing GAAP-compliant accounting policies and procedures, resulting in the issuance of interim financial statements that were not in compliance with new CICA Handbook Accounting Standards for Financial Instruments: Handbook Section 1530 – Comprehensive Income; Handbook Section 3251 – Equity; Handbook Section 3855 – Financial Instruments – Recognition and Measurement; Handbook Section 3861 – Financial Instruments – Disclosure and Presentation; and Handbook Section 3865 - Hedges.

  Ineffective Controls over the Financial Close and Reporting Process - The Company’s design and operation of controls with respect to the process of preparing and reviewing the annual and interim financial statements are ineffective. The material weakness includes failures in the design and operating effectiveness of controls which would ensure (i) preparation of interim and annual financial statements on a timely basis; (ii) account analyses, summaries and reconciliations are prepared, reviewed and approved; (iii) subsidiary ledgers are reconciled to the general ledger, including check registers, accounts receivable ledgers, fixed asset ledgers and accounts payable ledgers; (iv) journal entries are reviewed and approved; (v) analysis of non-routine transactions performed; (vi) analysis of intercompany activity performed; and (vii) application of accounting standards under Canadian and US GAAP, including also the accuracy and completeness of the financial statement disclosures and presentation. These control deficiencies could result in a material misstatement of the

-- Form 20-F --	51
-- Stream Communications Network & Media, Inc. --

  financial statements due to the significance of the financial closing and reporting process to the preparation of reliable financial statements and the potential pervasiveness of the deficiencies to the significant account balances and disclosures.

  Inadequate controls related to the expenditure cycle: The internal controls were not adequately designed or operating in a manner to effectively support the requirements of the expenditure cycle. This material weakness is the result of aggregate deficiencies in internal control activities. The material weakness includes the design and operating effectiveness of controls which would ensure (i) purchase requisitions and related vendor invoices are reviewed and approved; (ii) reconciliations of related bank accounts and accounts payable subsidiary ledgers are prepared, reviewed and approved; (iii) changes to vendor master files are reviewed and approved and (iv) adequate segregation of duties related to check signing, invoice processing and invoice approval. These control deficiencies could result in a material misstatement of operating expenses, accounts payable and accrued liabilities that would not be prevented or detected.

  Inadequate controls related to the payroll cycle: The internal controls were not adequately designed or operating in a manner to effectively support the requirements of the payroll cycle. This material weakness is the result of aggregate deficiencies in internal control activities. The material weakness includes failures in the design and operating effectiveness of controls which would ensure (i) employee withholdings are complete and accurate; (ii) access to payroll system files is adequately restricted; and (iii) review and approval of changes to the payroll master and employee files. These control deficiencies could result in a material misstatement of payroll and related expenses, and accrued compensation and benefits (included in accounts payable and accrued liabilities) that would not be prevented or detected.

  Inadequate controls related to the income tax cycle: The internal controls were not adequately designed or operating in a manner to effectively support the requirements of the income tax cycle. This material weakness is the result of aggregate deficiencies in the internal control activities. The material weakness includes failures in the design and operating effectiveness of controls which would ensure that (i) the income tax provision is determined using a methodology and related assumptions consistently across the entity and accounting periods, (ii) relevant, sufficient and reliable data necessary to record, process and report the income tax provision and related income tax accounts is captured, (iii) application of the Company’s accounting policies to the tax provision and related accounts is performed timely, appropriately documented and independently reviewed for appropriateness, (iv) financial statement disclosure and presentation is in accordance with GAAP and the Company’s accounting and disclosure policies, and (v) significant estimates and judgments are based on the latest available information and managements understanding of the Company’s operations. These control deficiencies could result in a material misstatement of income taxes and related tax accounts that would not be prevented or detected.

  Inadequate controls related to the treasury cycle: The internal controls were not adequately designed or operating in a manner to effectively support the requirements of the treasury cycle. This material weakness is the result of aggregate deficiencies in the internal control activities. The material weakness includes failures in the design and operating effectiveness of controls which would ensure that (i) the fair value of warrants issued on private placements is appropriate and (ii) financial statement disclosure and presentation is in accordance with GAAP and the Company’s accounting and disclosure policies. These control deficiencies could result in a material misstatement of warrants, stock based compensation, bank, leasing and other financing, and related accounts that would not be prevented or detected.

  Inadequate general computer controls: The Company’s internal controls were not adequately operating in a manner to support the information technology environment. This material weakness is the result of aggregate deficiencies in internal control activities. The material weakness includes failures in the operating effectiveness of controls which would ensure the security of the information technology environment and that (i) access to financial applications is granted to appropriate personnel, (ii) passwords contain sufficient restrictions and (iii) systems are configured with appropriate security monitoring capabilities. Additionally, controls designed to ensure appropriate change management of financial applications were not operating adequately to ensure (i) system conversions were tested and validated prior to implementation, (ii) data was converted accurately from legacy systems and (iii) access to vendor-supported systems was restricted and monitored. These control deficiencies result in more than a remote likelihood that a material misstatement of the interim and annual consolidated financial statements could occur and not be prevented or detected.

This annual report does not include an attestation report of our independent registered chartered accountants regarding the effectiveness of internal control over financial reporting. The effectiveness of internal control over financial reporting was not subject to attestation by the Company’s independent chartered accountants pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Remediation of Material Weakness

We have started to formulate a program for which we intend to remediate the material weaknesses described above.

We have appointed a new Chief Financial Officer who is more experienced in accounting and finance functions. We are reviewing and revising our internal accounting policies and procedures, increasing the training of our accounting personnel in the application of Canadian and U.S. GAAP, and, as appropriate, expanding the resources allocated to our accounting department, including hiring new personnel experienced in the financial reporting and the financial control function.

We will continue these efforts until we are satisfied that all material weaknesses have been eliminated. We expect that resolution of all of these issues will take several months.

Changes in Internal Control over Financial Reporting

Except as set forth above, there have been no changes in our internal control over financial reporting that occurred during the twelve months ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

The chairman of our audit committee is Mr. Robert Dziublowski. Mr. Dziublowski is an independent director of the Company. His attributes as an audit committee expert are:

(1) An understanding of US generally accepted accounting principles and financial statements;

(2) The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(3) Experience preparing, auditing, analysing or evaluating financial statements;

(4) An understanding of internal controls and procedures for financial reporting; and

(5) An understanding of audit committee functions.

-- Form 20-F --	53
-- Stream Communications Network & Media, Inc. --

ITEM 16B - CODE OF ETHICS

Our Principal Executive Officer, Chief Financial Officer, and other senior executives and principal accounting officers are bound to adhere to the company’s Code of Ethics, which applies to Senior Financial Officers and all employees.

A copy of the Code of Ethics is available upon request.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the financial years ended 2005 to 2007 we employed the following auditing firms. Their remuneration and services performed are as follows:

Year ended December 31, 2007

Firm	Services	Fees
Deloitte & Touche LLP Independent Registered Chartered Accountants	Audit fees Disbursements	$234,840 $ -

Year ended December 31, 2006

Firm	Services	Fees
Deloitte & Touche LLP Independent Registered Chartered Accountants	Audit fees Disbursements	$201,408 $9,100

Year ended December 31, 2004

Firm	Services	Fees
MacKay LLP, Chartered Accountants	Audit fees Disbursements	$65,000 $5,031

No other audit related, tax or other fees were paid by the company.

PART III

ITEM 17 - FINANCIAL STATEMENTS

See Consolidated Financial Statements attached hereto.

ITEM 18 - FINANCIAL STATEMENTS

Not applicable.

ITEM 19 – FINANCIAL STATEMENTS

1.	Report of Independent Registered Chartered Accountants
2.	Consolidated Statement of Operations and Deficit for each of the years ended December 31, 2007, 2006 and 2005
3.	Consolidated Statement of Shareholders’ Equity and Comprehensive Loss for each of the years ended December 31, 2007, 2006 and 2005
4.	Consolidated Balance Sheets for the years ended December 31, 2007 and 2006
5.	Consolidated Statement of Cash Flows for each of the years ended December 31, 2007, 2006 and 2005
6.	Notes to the Consolidated Financial Statements

-- Form 20-F --	55
-- Stream Communications Network & Media, Inc. --

Report of Independent Registered Chartered Accountants

To the Shareholders and Board of Directors of
Stream Communications Network & Media Inc.

We have audited the consolidated balance sheets of Stream Communications Network & Media Inc. as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit, shareholders’ equity and comprehensive loss and cash flows for each of the years in the two year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

The consolidated financial statements of the Company for the year ended December 31, 2005, prior to adjustments for changes to the United States generally accepted accounting principles reconciliation as disclosed in Note 23 to the Company’s December 31, 2006 consolidated financial statements, were audited by other auditors whose report, dated March 27, 2006 except for Notes 15 and 16 dated June 5, 2006, expressed an unqualified opinion on those statements. We have audited the adjustments to the December 31, 2005 financial statements, and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
August 11, 2008

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of explanatory paragraphs (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements, and when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 3 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders and Board of Directors, dated August 11, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and changes in accounting principles in the auditors’ report when these are adequately disclosed and the change is properly accounted for and adequately disclosed in the financial statements.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
August 11, 2008

CHARTERED ACCOUNTANTS MacKay LLP	1100 – 1177 West Hastings Street Vancouver, BC V6E 4T5 Tel: 604-687-4511 Fax: 604-687-5805 Toll Free: 1-800-351-0426 www.MacKayLLP.ca

Report of Independent Registered Chartered Accountants

To the Shareholders of
Stream Communications Network & Media Inc.

We have audited the consolidated balance sheet of Stream Communications Network & Media Inc. as at December 31, 2005 and the consolidated statements of operations and deficit, and cash flows for the year ended December 31, 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and the results of its operations and its cash flows for the year ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

“MacKay LLP”
Vancouver, Canada.	Chartered Accountants
March 27, 2006, except for notes
15 and 16 dated June 5, 2006

Comments by Auditors for U.S. Readers on Canada – United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors report when they are adequately disclosed in the financial statements.

“MacKay LLP”
Vancouver, Canada	Chartered Accountants
March 27, 2006, except for notes
15 and 16 dated June 5, 2006

Stream Communications Network & Media Inc.
Consolidated statement of operations and deficit
year ended December 31,
(Expressed in Canadian dollars)

	2007	2006	2005
	$	$	$

Revenues	7,376,978	6,472,905	5,826,112

Operating expenses
Programming and system lease	2,723,157	2,408,716	1,092,913
Payroll and related	2,685,838	2,363,858	2,319,329
Amortization	2,159,233	2,388,716	2,650,139
Management and professional fees
(Note 21)	1,694,504	777,036	388,531
Office expenses	532,852	328,242	1,154,785
Travel and entertainment	432,040	292,364	329,712
Occupancy costs	289,217	276,486	496,390
Advertising and marketing	181,327	178,525	219,861
Investor relations	93,842	118,076	1,498,363
Loss on disposal of assets	3,053	16,013	-
Stock-based compensation (Note 13)	-	232,586	873,983
Restructuring expenses (Note 16)	-	209,523	-
	10,795,063	9,590,141	11,024,006

Loss from operations	(3,418,085)	(3,117,236)	(5,197,894)
Other income (expense)
Standby guarantee (Note 15)	-	(798,289)	-
Recovery of IPO expenses	-	-	525,596
Financing (expense) income	(231,743)	196	(540,987)
Interest expense	(443,721)	(297,852)	(501,508)
Other income	26,727	74,805	-
Foreign exchange gain (loss)	837,153	93,582	(69,605)

Loss before income taxes	(3,229,669)	(4,044,794)	(5,784,398)
Income tax (recovery) expense
(Note 14)	(162,809)	398,398	15,156

Loss before non-controlling interest	(3,066,860)	(4,443,192)	(5,799,554)
Non-controlling interest (Note 12)	40,460	42,701	11,805

Net loss for the year	(3,107,320)	(4,485,893)	(5,811,359)
Deficit, beginning of year	(46,886,979)	(42,401,086)	(36,589,727)
Deficit, end of year	(49,994,299)	(46,886,979)	(42,401,086)

Basic and diluted loss per common share
(Note 17)	(0.04)	(0.08)	(0.14)

Basic and diluted weighted average
number of common shares
(Note 17)	79,808,820	59,629,483	42,953,922

See accompanying notes to the consolidated financial statements.

StreamCommunications Network& Media Inc.
Consolidated statement of shareholders' equity and comprehensive loss
(Expressed in Canadian dollars)

								Accumulated
						Private		other			Total
	Common shares		Warrants		Contributed	placement	Accumulated	comprehensive		Comprehensive	shareholders'
	Number	Amount	Number	Amount	surplus	subscriptions	deficit	income		loss	equity
		$		$	$	$	$	$		$	$
								(Note 3	(a))

Balance at December 31, 2004	37,833,800	36,005,421	2,976,579	2,025,447	2,167,551	-	(36,589,727)	944,701		-	4,553,393
Net loss for the year	-	-	-	-	-	-	(5,811,359)	-		-	(5,811,359)
Foreign currency translation gain	-	-	-	-	-	-	-	(1,103,560)		-	(1,103,560)
Settlement of debts	2,032,000	914,980	-	-	-	-	-	-		-	914,980
Private placement subscriptions	-	-	-	-	-	291,455	-	-		-	291,455
Shares issued on private
placement	7,396,614	2,524,572	-	-	-	-	-	-		-	2,524,572
Warrants issued on private
placement	-	(414,237)	1,698,310	414,237	-	-	-	-		-	-
Warrants expired during the year	-	-	(2,976,579)	-	-	-	-	-		-	-
Guarantees by directors for loans										-
payable	400,000	271,524	-	-	-	-	-	-		-	271,524
Services	810,258	533,166	-	-	-	-	-	-		-	533,166
Acquisition of subsidiary	2,140,229	878,647	-	-	-	-	-	-		-	878,647
Stock options exercised	340,000	251,366	-	-	(164,060)	-	-	-		-	87,306
Fair value of stock options
granted	-	-	-	-	873,983	-	-	-		-	873,983
Fair value of stock options
exercised	-	164,060	-	-	-	-	-	-		-	164,060
Restructuring expenses	(3,000,000)	-	-	-	-	-	-	-		-	-
Balance at December 31, 2005	47,952,901	41,129,499	1,698,310	2,439,684	2,877,474	291,455	(42,401,086)	(158,859)		-	4,178,167
Net loss for the year	-	-	-	-	-	-	(4,485,893)	-		-	(4,485,893)
Foreign currency translation gain	-	-	-	-	-	-	-	1,438,047		-	1,438,047
Settlement of debts	885,000	225,635	-	-	-	-	-	-		-	225,635
Shares issued on private
placement	16,101,664	2,641,246	-	-	-	(291,455)	-	-		-	2,349,791
Warrants issued on private
placement	-	(1,385,964)	8,050,832	1,385,964	-	-	-	-		-	-
Standby guarantee	3,807,107	798,289	-	-	-	-	-	-		-	798,289
Stock-based compensation	2,099,819	456,103	-	-	232,586	-	-	-		-	688,689
Restructuring expenses	550,000	76,378	-	-	-	-	-	-		-	76,378
Balance at December 31, 2006	71,396,491	43,941,186	9,749,142	3,825,648	3,110,060	-	(46,886,979)	1,279,188		-	5,269,103
Net loss for the year	-	-	-	-	-	-	(3,107,320)	-		(3,107,320)	(3,107,320)
Foreign currency translation gain	-	-	-	-	-	-	-	140,479		140,479	140,479
Issued on private placement	10,200,000	1,191,028	-	-	-	-	-	-		-	1,191,028
Warrants issued on private
placement	-	(616,735)	5,100,000	616,735	-	-	-	-		-	-
Warrants expired during the year	-	-	(1,698,310)	(2,439,684)	2,439,684	-	-	-		-	-
Balance at December 31, 2007	81,596,491	44,515,479	13,150,832	2,002,699	5,549,744	-	(49,994,299)	1,419,667		(2,966,841)	3,493,290

See accompanying notes to the consolidated financial statements.

Stream Communications Network & Media Inc.
Consolidated balance sheet
as at December 31,
(Expressed in Canadian dollars)

	2007	2006
	$	$
Assets
Current assets
Cash and cash equivalents (Note 4)	682,859	764,544
Short-term investments	29,048	27,921
Accounts receivable, net (Note 5)	256,146	271,282
GST and VAT receivables	311,998	125,946
Prepaid expenses and other assets (Note 6)	195,948	125,702
Future income tax assets (Note 14)	286,586	24,837
	1,762,585	1,340,232

Property, plant and equipment, net (Note 7)	12,894,445	11,741,717
Cable TV subscriber base (Note 8)	379,801	1,281,108
Other intangible assets (Note 9)	-	78,992
Non-current advances (Note 10)	180,332	180,058
Deposit on acquisition (Note 22)	1,402,580	-
	16,619,743	14,622,107

Liabilities
Current liabilities
Accounts payable and accrued liabilities	5,066,512	2,607,720
Deferred revenue	3,629	2,792
Bank, leasing and other financing (Note 11)	6,549,352	517,218
	11,619,493	3,127,730

Bank, leasing and other financing (Note 11)	583,435	5,239,352
	12,202,928	8,367,082

Non-controlling interest (Note 12)	923,525	985,922

Shareholders' equity
Common shares (Note 13 (b))
Authorized
150,000,000 common shares of no par value
Issued and fully paid	44,515,479	43,941,186
Contributed surplus	5,549,744	3,110,060
Warrants (Note 13 (c))	2,002,699	3,825,648
Accumulated other comprehensive income	1,419,667	1,279,188
Accumulated deficit	(49,994,299)	(46,886,979)
	3,493,290	5,269,103
	16,619,743	14,622,107

Continuing operations (Note 1)
Commitments and contingencies (Note 20)
Subsequent events (Note 22)

Approved by the Board

(Signed) Jan S. Rynkiewicz	(Signed) Iwona Kozak
Jan S. Rynkiewicz, Director	Iwona Kozak, Director

See accompanying notes to the consolidated financial statements.

Stream Communications Network & Media Inc.
Consolidated statement of cash flows
year ended December 31,
(Expressed in Canadian dollars)

	2007	2006	2005
	$	$	$

Operating activities
Net loss for the year	(3,107,320)	(4,485,893)	(5,811,359)
Items not involving cash
Amortization	2,159,233	2,388,716	2,650,139
Loss on disposal of property, plant
and equipment	3,053	16,013	-
Unrealized foreign exchange (gain) loss	(775,333)	(11,916)	208,404
Stock-based compensation	-	232,586	873,983
Restructuring expenses	-	76,378	-
Issuance of shares for services	-	681,738	1,057,573
Non-controlling interest	40,460	42,701	11,805
Issuance of shares for standby guarantee fee	-	798,289	-
Change in non-cash working capital
Accounts receivable	(170,315)	54,968	(215,744)
Prepaid expenses and other assets	(197,454)	(158,164)	(30,178)
Accounts payable and accrued liabilities	1,280,830	(617,434)	555,777
Future income taxes	(261,711)	(37,823)	11,577
Deferred revenue	833	(14,515)	15,430
	(1,027,724)	(1,034,356)	(672,593)

Investing activities
Purchase of property, plant and equipment	(2,202,639)	(1,499,949)	(1,729,926)
Sale of property, plant and equipment	109,629	32,193	-
Purchase of short-term investments	-	(27,921)	-
Acquisition of subsidiaries, net of cash acquired
(Note 12)	(319,145)	-	(646,289)
	(2,412,155)	(1,495,677)	(2,376,215)

Financing activities
Issuance of shares and warrants for cash	1,191,028	2,349,791	3,018,162
Subscriptions received for private placement	-	-	291,455
Proceeds from loans and leasing contracts	6,885,410	855,213	210,190
Repayments of loans and leasing contracts	(4,823,484)	(378,715)	(736,138)
	3,252,954	2,826,289	2,783,669

Foreign exchange effect on cash and cash equivalents	105,240	28,351	64,768

(Decrease) increase in cash and cash equivalents	(81,685)	324,607	(200,371)
Cash and cash equivalents, beginning of year	764,544	439,937	640,308
Cash and cash equivalents, end of year	682,859	764,544	439,937

Accrued deposit on acquisition (Note 22)	1,402,580	-	-

Supplemental cash flow information
Interest received	13,622	10,195	6,683
Interest paid	(223,260)	(405,688)	(330,422)
Income taxes paid	(100,541)	(55,564)	(24,175)

-- Form 20-F --
-- Stream Communications Network & Media, Inc. --

1.	Continuing operations

Stream Communications Network & Media Inc. (“Stream” or the “Company”) provides cable television (“TV”) and high-speed internet access in Poland through its subsidiaries. The Company was incorporated on March 28, 1979 by registration of its Memorandum and Articles under the Company Act of British Columbia, Canada. On October 19, 2001 the Company changed its name from Trooper Technologies Inc. to Stream Communications Network, Inc. and on August 9, 2004 to Stream Communications Network & Media Inc.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has recurring operating losses, an accumulated deficit of $49,994,299 and negative working capital of $9,856,908 at December 31, 2007. The continuing operations of the Company are dependent upon its ability to commence profitable operations in the future.

The Company is actively pursuing additional funding to continue its current projects. The availability of such funding may be on terms that require a significant reduction in scope of operations or disposal of assets (Note 22). Management continues efforts to develop the Company’s operating capabilities in order to improve cash flow from operations.

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

These consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles (“GAAP”) applicable in Canada. Canadian GAAP differs in certain respects from accounting principles generally accepted in the United Stated (“US GAAP”) as explained in Note 23. A summary of the significant accounting policies are as follows:

	(a)	Consolidation

These consolidated financial statements include the accounts of the Company and the following subsidiaries. All significant intercompany transactions and balances have been eliminated.

	Country of	Percentage ownership
	incorporation	2007	2006	2005

Stream Communication Sp. z o. o.
(“Stream Poland”)	Poland	100%	100%	100%
Gimsat Sp. Z o. o. (“Gimsat”)	Poland	100%	100%	100%
Vega Sp. z o. o. (“Vega”)	Poland	100%	100%	100%
Bielsat.com Sp. z o. o. (“Bielsat”)	Poland	51%	51%	51%
Ask Stream Sp. z o. o. (“Ask”)	Poland	100%	60%	60%
Streamline Media Sp. z o. o. (“Streamline”)	Poland	100%	100%	100%
IEWS SA (“IEWS”)	Poland	100%	100%	100%

-- Form 20-F --
-- Stream Communications Network & Media, Inc. --

2.	Significant accounting policies (continued)

	(b)	Uncertainty in management estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions which affect the reported amounts of accounts receivable recoverability, useful lives of property, plant and equipment, intangibles and related depreciation, fair value of stock-based compensation and warrants, accounts payable and accrued liabilities, income taxes, fair value of net assets acquired in business combinations and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

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

The Company’s intangible assets consist primarily of cable TV subscribers. Intangible assets are amortized over the estimated useful life ranging from two to five years. Judgment is used to estimate an intangible asset’s useful life and is based on an analysis of all pertinent factors, including expected use of the intangible asset, contractual provisions that enable renewal or extension of the intangible asset’s legal or contractual life without substantial cost, and renewal history.

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

2.	Significant accounting policies (continued)

	(e)	Intangible assets (continued)

The intangible assets impairment test had no impact on the Company’s results for the years ended December 31, 2007, 2006 and 2005.

	(f)	Transaction costs

Transaction costs directly attributable to the acquisition or issue of a financial asset or financial liability are expensed directly into income and are included in financing (expense) income on the consolidated statement of operations and deficit.

	(g)	Comprehensive income and hedges

(i) Comprehensive income

Comprehensive income comprises the Company’s net income and other comprehensive income. Other comprehensive income represents changes in shareholders’ equity during a period arising from the unrealized effect of foreign currency translation of foreign operations. The Company’s comprehensive income, and accumulated other comprehensive income are presented in the statements of shareholders’ equity and comprehensive loss.

(ii) Derivatives

All derivative instruments are recorded on the balance sheet at fair value. At December 31, 2007, the Company does not have any derivative instruments designated as hedging instruments.

(iii) Embedded derivatives

Derivatives may be embedded in other financial instruments (host instruments). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not classified as held-for-trading. These embedded derivatives are measured at fair value on the balance sheet with subsequent changes in fair value recognized in income. The Company has not identified any material embedded derivatives that are required to be accounted for separately from the host contract.

	(h)	Foreign currency translation

The Company’s financial statements are presented in Canadian dollars. The Company’s non-Canadian operations are translated into Canadian dollars using the current rate method of translation. Under this method, foreign assets and liabilities are translated into Canadian dollars, at the rate of exchange at the balance sheet date. Revenues and expenses are translated into Canadian dollar equivalents at the average rate of exchange throughout the period. Gains and losses arising from translation of the financial statements are disclosed as a separate component of shareholders’ equity.

-- Form 20-F --
-- Stream Communications Network & Media, Inc. --

2.	Significant accounting policies (continued)

	(h)	Foreign currency translation (continued)

Transactions that are denominated in foreign currency are initially recorded at the rate of exchange prevailing at the date of the transaction. Thereafter, monetary assets and liabilities are adjusted to reflect the exchange rate in effect at the balance sheet dates. Gains and losses resulting from the adjustment are included in operations.

For the year ended December 31, 2007, the Company recorded an unrealized translation gain of $1,419,667 (2006 - $1,438,087; 2005 - loss of $1,103,560) resulting from the strengthening of the Polish Zloty relative to the Canadian dollar.

	(i)	Revenue recognition

Substantially all revenues are derived from cable TV and internet subscriber fees. Subscriber fees are recorded as revenue in the period the service is provided. Funds received in advance are deferred. At present initial hook-up fees are nominal and are recorded as revenue when charged.

	(j)	Stock-based compensation

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

	(k)	Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences) and loss carryforwards. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess. Future income tax assets and liabilities are adjusted for changes in tax laws and rates on the date of the enactment or substantive enactment.

	(l)	Loss per common share

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

2.	Significant accounting policies (continued)

	(m)	Recent accounting pronouncements

In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures. The new standard requires disclosure of qualitative and quantitative information that enables users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital. These recommendations are effective for the Company’s interim and annual reporting periods beginning January 1, 2008. This new standard will require incremental disclosures, however, it is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2006, the CICA issued Handbook Sections 3862, Financial Instruments – Disclosures, and 3863, Financial Instruments – Presentation, which will replace Section 3861, Financial Instruments – Disclosure and Presentation. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements and are effective for the Company's interim and annual reporting periods beginning January 1, 2008. These new standards will require revised disclosures, however, they are not expected to have a material effect on the Company's consolidated financial statements.

In March 2007, the CICA issued Handbook Section 3031, Inventories, which has replaced Section 3030 with the same title. The new Section establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost. These recommendations are effective for the Company’s interim and annual reporting periods beginning January 1, 2009. This new standard is not expected to have a material effect on the Company's consolidated financial statements.

In June 2007, the CICA issued changes to Section 1400, General Standards of Financial Statement Presentation. Section 1400 has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. Management shall make an assessment of an entity’s ability to continue as a going concern. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed. When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern. Section 1400 is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The adoption of this standard will have no impact on the Company’s operating results or financial position and management expects that there will not be a material impact on the Company’s financial statement disclosure.

In February 2008, the CICA released Section 3064 Goodwill and Intangible Assets which supersedes Section 3062 Goodwill and Other Intangible Assets and Section 3450 Research and Development. This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This section applies to interim and annual reporting periods beginning January 1, 2009. The Company does not expect the adoption of this standard to have a material impact on its financial statements.

-- Form 20-F --
-- Stream Communications Network & Media, Inc. --

2.	Significant accounting policies (continued)

	(m)	Recent accounting pronouncements (continued)

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards (“IFRS”) no later than the end of 2011. The impact of the transition to IFRS on the Company's consolidated financial statements has not yet been determined. The Company will monitor the requirements of the IFRS transition and adopt the new standards as required.

3.	Change in accounting policies

On January 1, 2007, the Company adopted new accounting policies for financial instruments by adopting the following new standards of the Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 1530 – Comprehensive Income; Handbook Section 3251 –

Equity; Handbook Section 3855 – Financial Instruments – Recognition and Measurement; Handbook Section 3861 – Financial Instruments – Disclosure and Presentation; and Handbook Section 3865 – Hedges. These new standards have been applied retrospectively without prior period restatement, except for the presentation of the cumulative unrealized effect of foreign currency translation of foreign operations on the consolidated balance sheet as a component of accumulated other comprehensive loss. The change in accounting policies had no other material impact on the Company’s consolidated financial statements at January 1, 2007.

	(a)	Comprehensive income

CICA Handbook Section 1530 introduces comprehensive income, which consists of net earnings on the consolidated statements of earnings (loss) and other comprehensive income (loss) (“OCI”). OCI represents changes in shareholders’ equity in a period arising, in the case of the Company, from the unrealized effect of foreign currency translation of foreign operations.

	(b)	Financial instruments

CICA Handbook Sections 3855 and 3861 establish standards for the recognition, measurement, presentation and disclosure of financial instruments. Financial instruments are initially recognized at fair value. The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s- length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values of financial instruments are based on independent prices quoted in active markets. In the absence of an active market, fair values are determined based on valuation models such as discounted cash flows, which require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. Subsequent measurement depends on management’s classification of the financial assets as held-for-trading, available-for-sale, held-to- maturity or as loans and receivables, and financial liabilities as held-for-trading or as other liabilities. The classification of financial instruments depends on the nature of and the purpose of the financial instruments, management’s choice and in some circumstances, management’s intentions.

3.	Change in accounting policies (continued)

	(b)	Financial instruments (continued)

The following summarizes the Company’s selected financial instrument classifications based on intentions:

Cash	Held-for-trading
Cash equivalents	Held-for-trading
Accounts receivable	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Bank, leasing and other financing	Other liabilities

(i)	Held-for-trading

Financial instruments classified as held-for-trading are measured at fair value with the realized and unrealized changes in fair value recognized each reporting period through financing (expense) income on the consolidated statement of operations and deficit. The Company had no transition adjustments at January 1, 2007 for held-for-trading financial instruments.

(ii)	Available-for-sale

Financial assets classified as available-for-sale are measured at fair value with the unrealized changes in fair value recorded each reporting period in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted price in an active market are recorded at cost. Each reporting period, available-for-sale assets are written down to fair value through financing expense (income) on the consolidated statement of operations and deficit to reflect impairments that are considered to be other than temporary. The Company had no transition adjustments at January 1, 2007 for available-for-sale financial instruments.

(iii)	Held-to-maturity

Financial instruments classified as held-to-maturity are measured at amortized cost using the effective interest method. The Company had no transition adjustments at January 1, 2007 for held-to-maturity financial instruments.

(iv)	Loans and receivables and other liabilities

Financial instruments classified as loans and receivables and other liabilities are measured at amortized cost. Transaction costs of the loans and receivables and other liabilities are expensed directly into income on the consolidated statement of operations and deficit. The Company had no transition adjustments at January 1, 2007 for loans and receivables or other liabilities.

(c)	Embedded derivatives

The Company assessed the existence of embedded derivatives in its financial instruments. The Company does not have any material embedded derivatives that require separate accounting.

-- Form 20-F --
-- Stream Communications Network & Media, Inc. --

3.	Change in accounting policies (continued)

(d) Translation of foreign operations

As specified in CICA Handbook Section 1530, since transition on January 1, 2007, the Company presented the unrealized effect of foreign currency translation of foreign operations as a component of accumulated OCI for the current and prior periods.

4.	Cash and cash equivalents

	2007	2006
	$	$

Cash in bank	671,359	753,044
Cash equivalents	11,500	11,500
	682,859	764,544

Cash equivalents are guaranteed investment certificates.

At December 31, 2007 the Company did not hold any cash equivalents in asset-backed commercial paper.

5.	Accounts receivable

	2007	2006
	$	$

Accounts receivable	536,875	464,262
Provision for doubtful accounts	(280,729)	(192,980)
	256,146	271,282

6.	Prepaid expenses and other assets

	2007	2006
	$	$

Prepayment	74,851	116,000
Capital spare parts	121,097	9,702
	195,948	125,702

Stream Communications makes prepayments for services, goods and property, plant and equipment purchases.

The Company policy is to keep only the most basic parts and inventory supplies on hand, as equipment suppliers in general are able to deliver ordered parts within 48 hours. At the end of 2007, the Company commenced an upgrade program of existing networks.

7.	Property, plant and equipment

			2007
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Automobiles	557,384	249,514	307,870
Cable TV equipment and conduit	18,046,081	6,413,091	11,632,990
Furniture and fixtures	424,810	408,935	15,875
Software	76,880	76,880	-
Construction-in-progress	937,710	-	937,710
	20,042,865	7,148,420	12,894,445

			2006
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Automobiles	458,950	152,114	306,836
Cable TV equipment and conduit	16,542,175	5,605,700	10,936,475
Furniture and fixtures	433,973	417,654	16,319
Software	83,784	83,522	262
Construction-in-progress	481,825	-	481,825
	18,000,707	6,258,990	11,741,717

8.	Cable TV subscriber base

2007
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Subscriber base	5,771,926	5,392,125	379,801

2006
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Subscriber base	5,652,718	4,371,610	1,281,108

-- Form 20-F --
-- Stream Communications Network & Media, Inc. --

9.	Other intangible assets

2007
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Licenses	187,887	187,887	-

2006
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Licenses	173,178	94,186	78,992

10.	Non-current advances

	2007	2006
	$	$

Non-current advances	180,332	180,058

In 2001, the Company made an advance payment to PPHU Bielsat Sp. z o. o. of $180,332 (Pln 450,000) for an option to purchase the outstanding 49% of shares in Bielsat. The advance will be deducted from the purchase price when the option is executed. The purchase price of the outstanding shares in Bielsat has not yet been established.

11.	Bank, leasing and other financing

	2007	2006
	$	$
Bank financing
Current	-	357,176
Non-current	-	830,108
	-	1,187,284

Leasing contracts
Current	77,209	160,043
Non-current	121,094	129,625
	198,303	289,668

Other financing
Current	6,472,143	-
Non-current	462,341	4,279,618
	6,934,484	4,279,618
	7,132,787	5,756,570

11.	Bank, leasing and other financing (continued)

Outstanding balances are as follows:

	2007	2006
	$	$
Bank loan of $721,327 (Pln 1,800,000) secured by
the fixed assets of the Company.	-	419,912
Revolving bank loan of $240,442 (Pln 600,000)
secured by the fixed assets of the Company.	-	149,288
Revolving bank loan of $581,069 (Pln 1,450,000)
secured by the fixed assets of the Company.	-	557,433
Bank loan of $80,147 (Pln 200,000) secured by the
fixed assets of the Company.	-	60,651
Automotive and equipment leasing contracts secured
by the asset being leased. The leasing contracts
bear an average annual interest rate of 15.65%.
Maturity dates vary from June 2007 to June 2011.	198,303	289,668
A bridge loan provided by CYFOCA Holdings Limited
("Penta"). The principal amount due is $2,542,710
(Pln 6,343,341), and is secured by assets and
shares in Stream Poland. The loan is convertible
into share capital of Stream Poland on closing of
the investment.	2,542,710	-
Private loan of $245,500 (US$250,000) at a rate
of 9% per annum. The loan is to be repaid by
August 29, 2009 or converted to equity at a price
of US$0.13 per share (Note 21 (a)).	245,500	-
Private loan of $294,600 (US$300,000) at a rate
of 9% per annum. The loan is to be repaid by
December 31, 2008 or converted to equity at a
price of US$0.15 per share.	294,600	-
Private loan of $198,358 (US$200,000) at a rate
of 9% per annum. The loan is to be repaid by
December 31, 2009 or converted to equity at a
price of US$0.13 per share.	198,358	-
Private loan of $29,460 (US$30,000) at a rate
of 9% per annum. The loan is to be repaid by
December 31, 2007 or converted to equity at a
price of US$0.15 per share.	29,460	-
A loan bearing interest at 5%, compounded annually.
The principal amount due is $3,623,856
(US$3,690,281). The loan is secured by the shares
in Stream Poland. Maturity date is January 31,
2008 (Note 22 (e)).	3,623,856	4,279,618
	7,132,787	5,756,570

-- Form 20-F --
-- Stream Communications Network & Media, Inc. --

11.	Bank, leasing and other financing (continued)

The bank, leasing and other financing matures as follows:

	Leasing	Other
	contracts	financing	Total
	$	$	$

2008	77,209	6,472,143	6,549,352
2009	56,805	462,341	519,146
2010	42,053	-	42,053
2011	22,236	-	22,236
	198,303	6,934,484	7,132,787

12.	Non-controlling interests

	(a)	Ask

The Company acquired 60% of Ask during 2004 and the remaining 40% on September 30, 2007. This step acquisition was accounted for by the purchase method.

	(b)	Bielsat

Stream formed a new company, Bielsat.com Sp z.o.o., during the year ended October 31, 2000. Stream owns 51% of Bielsat’s outstanding common shares.

The non-controlling interests are comprised of the following:

$

Balance, December 31, 2004	710,445
Non-controlling interests' share of income	11,805
Foreign exchange related to non-controlling interest	(31,572)
Balance, December 31, 2005	690,678
Non-controlling interests' share of income	42,701
Foreign exchange related to non-controlling interest
and reclassification (Note 10)	252,543
Balance, December 31, 2006	985,922
Non-controlling interests' share of income	40,460
Acquisition of Ask	(102,857)
Balance, December 31, 2007	923,525

12.	Non-controlling interests (continued)

In April 2004, the Company acquired 60% of the shares in Ask for an amount of $201,853 (Pln 503,705), and in September 2007, the remaining 40% of the shares of Ask were acquired for total cash consideration of $222,124 (Pln 554,289). The fair value of the consideration paid has been allocated as follows:

			Total
	$	$	$
	60%	40%	100%

Cash consideration	201,853	222,124	423,977
Net assets acquired	125,468	105,741	231,209
Intangibles	76,385	116,383	192,768

The intangibles recorded on the acquisition of shares in Ask is included in cable TV subscriber base on the consolidated balance sheet.

13.	Share capital

	(a)	Authorized

Stream Communications Network & Media, Inc. has an authorized share capital of 150,000,000 common shares having no par value. The Company has issued 81,596,491 common shares as at December 31, 2007 (2006 - 71,396,491; 2005 - $43,941,186).

	(b)	Stock options

The directors are authorized to issue stock options from time to time to employees, officers, consultants and directors of the Company up to 7,992,212 common shares of the Company at the time of such issue, at the minimum price allowed under the applicable securities laws.

The fair values of stock options granted were determined using the Black-Scholes option pricing model. The Company’s estimates of expected volatilities are based on a weighted historical and market based implied volatility. The Company uses historical data to estimate option exercises and employee terminations within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the stock option valuation model and represents the period of time that granted options are expected to be outstanding. The risk free rate for periods within the contractual life of the stock option is based on the rate in effect at the time of the grant.

The fair values of the Company’s stock option were estimated using the following weighted average assumptions:

	2006	2005

Expected life (years)	5.00	4.76
Expected volatility	154.1%	85.6%
Risk free interest rate	4.36%	3.60%

-- Form 20-F --
-- Stream Communications Network & Media, Inc. --

13.	Share capital (continued)

	(b)	Stock options (continued)

Activity under the option plan during the years ended December 31, 2007, 2006 and 2005 was as follows:

		2007		2006		2005
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price
		US$		$		$
Outstanding,
beginning
of year	1,370,000	0.60	3,060,000	0.60	2,490,000	0.60
Granted	-	-	900,000	0.60	1,870,000	0.60
Exercised	-	-	-	-	340,000	0.60
Forfeited	505,000	0.60	2,590,000	0.60	960,000	0.60
Outstanding,
end of year	865,000	0.60	1,370,000	0.60	3,060,000	0.60

Options outstanding and exercisable at December 31, 2007 are as follows:

		Weighted
		average	Weighted		Weighted
	Number of	remaining	average	Number of	average
Exercise	options	contractual	exercise	options	exercise
price	outstanding	life (years)	price	exercisable	price
US$			$		$

0.60	175,000	0.76	0.60	175,000	0.60
0.60	100,000	1.29	0.60	100,000	0.60
0.60	495,000	2.18	0.60	495,000	0.60
0.60	95,000	2.72	0.60	95,000	0.60
	865,000			865,000

During the year ended December 31, 2007, the total compensation expense related to the fair value of stock options was $Nil (2006 - $232,586; 2005 - $873,983). The entire amount of compensation expense in 2005 and 2006 was related to employees and directors.

(c)	Warrants

The Company is issuing warrants together with private placement, whereby a subscriber will receive the same amount of warrants as shares. The warrants expire two years from issue and are eligible to acquire half a share per one warrant.

The fair values of the warrants issued by the Company were estimated using the following weighted average assumptions:

	2007	2006	2005

Expected life (years)	2	2	2
Expected volatility	192.47%	144.20%	109.10%
Risk free interest rate	3.7%	3.6%	3.1%

13.	Share capital (continued)

(c)	Warrants (continued)

			Weighted
			average	Fair
	Number of	Number of	exercise	value of
	shares	warrants	price	warrants
			$	$
Balance, December 31,
2004	3,126,579	2,976,579	1.84	2,025,447
Granted	2,052,600	1,026,300	0.98	287,851
Granted	1,344,014	672,010	0.33	126,386
Expired	(3,126,579)	(2,976,579)	1.84	-
Balance, December 31,
2005	3,396,614	1,698,310	0.72	2,439,684
Granted	2,366,666	1,183,333	0.32	209,532
Granted	1,733,334	866,667	0.33	153,194
Granted	2,400,000	1,200,000	0.25	190,771
Granted	4,468,330	2,234,165	0.25	614,634
Granted	333,334	166,667	0.25	45,017
Granted	4,800,000	2,400,000	0.26	172,816
Balance, December 31,
2006	19,498,278	9,749,142	0.35	3,825,648
Granted	10,200,000	5,100,000	0.13	616,735
Expired	(3,396,614)	(1,698,310)	0.72	(2,439,684)
Balance, December 31,
2007	26,301,664	13,150,832	0.23	2,002,699

Outstanding warrants at December 31, 2007 are as follows:

			Weighted	Weighted
			average	average	Fair
	Number of	Number of	exercise	exercise	value of
	shares	warrants	price	price	warrants
			US$	$	$
Expiry date
February 27, 2008	2,366,666	1,183,333	0.28	0.28	209,532
March 24, 2008	1,733,334	866,667	0.28	0.28	153,194
May 8, 2008	2,400,000	1,200,000	0.23	0.23	190,771
June 15, 2008	4,468,330	2,234,165	0.23	0.23	614,634
June 29, 2008	333,334	166,667	0.23	0.23	45,017
December 11, 2008	1,800,000	900,000	0.15	0.15	64,806
December 18, 2008	3,000,000	1,500,000	0.15	0.15	108,010
March 2, 2009	10,200,000	5,100,000	0.15	0.15	616,735

Subsequent to December 31, 2007, 5,650,832 warrants expired unexercised.

-- Form 20-F --
-- Stream Communications Network & Media, Inc. --

14.	Income taxes

(a)	Income tax expense is as follows:

	2007	2006	2005
	$	$	$

Current income tax expense	90,257	398,398	15,156
Future income tax recovery	(253,066)	-	-
	(162,809)	398,398	15,156

(b)	The Company has tax losses in Canadian dollars available for offset against future taxable income for the following approximate amounts:

$

Canada	19,917,713
Poland	-

Tax losses expire as follows:

$

2008	345,500
2009	3,073,000
2010	2,208,000
2011	-
2012	-
Thereafter	14,291,213
19,917,713

14.	Income taxes (continued)

	(c)	The Company’s current and future income tax expense for the years ended December 31, are as follows:

	2007	2006	2005
	$	$	$

Statutory rates in Canada	34.12%	34.10%	34.10%

Recovery of income taxes at Canadian
statutory rates	(1,101,963)	(1,379,275)	(1,972,479)
Effect of tax rates in foreign jurisdictions	(71,826)	44,156	215,511
Provision for income taxes on
non-deductible expenses	593,668	268,610	313,587
Tax benefit not recognized in the year
the loss arose	433,684	1,488,243	1,458,537
Benefit of previously unrecognized losses	(20,448)	-	-
Non-taxable income	-	(23,336)	-
Other	4,076	-	-
Current and future tax expenses	(162,809)	398,398	15,156

Future income tax assets (liabilities)
Tax losses	6,795,924	6,341,790	5,645,721
Property, plant and equipment	-	-	(39,592)
Intangible assets	-	-	265,208
Timing difference in tax treatment
in other jurisdictions	286,586	24,836	-
Future income tax assets	7,082,510	6,366,626	5,871,337
Valuation allowance	(6,795,924)	(6,341,790)	(5,871,337)
Net future income tax assets	286,586	24,836	-

15.	Standby guarantee

On June 12, 2006, the Company arranged for standby guarantee of $4,910,000 (US$5,000,000), which could be exercised on or after March 1, 2007, provided the Company has not managed to raise a minimum of $4,910,000 (US$5,000,000) in financing by way of debt and of equity before March 1, 2007.

The standby guarantee has been issued by Trasco Sp. z o. o. and Jan S. Rynkiewicz (a director of the Company) in the amount of $2,946,000 (US$3,000,000) and Blueagle Investments and Miroslaw Tomaszewski (a related party) in the amount of $1,964,000 (US$2,000,000).

The Company paid a fee of $736,500 (US$750,000) to the guarantors of the standby guarantee. The fee was by way of 3,807,107 shares at a price of $0.2097 (US$0.197) per share.

The standby guarantee provides that the guarantor will be providing the Company with financing as follows:

(a)

$2,455,000 (US$2,500,000) equity investment in the Company at a share price for the purpose of such subscription equal to the average closing price of the shares of the Company on the OTCBB, or such other stock exchange or electronic trading facility on which the greatest volume of Stream’s share then trade, for the 10 trading days immediately preceding the date of notice of exercise less 25%.

-- Form 20-F --
-- Stream Communications Network & Media, Inc. --

15.	Standby guarantee (continued)

(b)

$2,455,000 (US$2,500,000) loans for a term of three years, with such loan to bear interest at the rate of 10% per annum payable quarterly in arrears. The loans will be convertible on default at the option of the guarantor into common shares of the Company utilizing a conversion price being the average closing price of the shares of the Company on the OTCBB, or such other stock exchange or electronic trading facility on which the greatest volume of Stream’s share then trade, for the 10 trading days immediately preceding the date of notice of exercise less 20%.

The standby guarantee has not yet been exercised.

There were no costs or payments associated with the standby guarantee during 2007.

16.	Restructuring expenses

In 2006, the Company went through a corporate restructuring following a decision to relocate all corporate functions to Poland and minimize the presence in Canada.

The Company incurred the following expenses related to severance payments to staff in Canada and in Poland. As at December 31, 2006, all amounts resulting from the restructuring had been paid.

There were no restructuring expenses incurred in 2007.

2006
$
Severance payment in
Cash	133,145
Shares	76,378
209,523

17.	Basic and diluted loss per common share

The calculation of the basic and diluted loss per share attributable to common shareholders is based on the following data:

	2007	2006	2005
Net loss (A)	$(3,107,320)	$(4,485,893)	$(5,811,359)
Weighted average number of
common shares (B)	79,808,820	59,629,483	42,953,922
Basic and diluted loss per
common share (A/B)	$(0.04)	$(0.08)	$(0.14)

In a period where there is a net loss, the diluted weighted average number of common shares is equivalent to the basic weighted average number of common shares, as the effect of the conversion of options and warrants would be anti-dilutive to the loss per common share.

18.	Segmented information

The Company operates primarily in one segment, being cable TV services and in two geographic locations, being Canada and Poland.

Geographic information (revenues are attributed to countries based on location of customer)

	2007	2006	2005
	$	$	$
Revenue
Canada	-	-	-
Poland	7,376,978	6,472,905	5,826,112
	7,376,978	6,472,905	5,826,112

Interest expense
Canada	206,582	215,708	423,710
Poland	284,010	82,144	85,525
	490,592	297,852	509,235

Amortization of property, plant and
equipment and intangibles
Canada	646	1,498	3,991
Poland	2,158,587	2,387,218	2,646,148
	2,159,233	2,388,716	2,650,139

Total expenditures for property,
plant and equipment
Canada	-	-	5,783
Poland	2,295,392	2,303,610	1,208,417
	2,295,392	2,303,610	1,214,200

Total expenditures for intangibles
Canada	-	-	1,523,174
Poland	223,208	18,786	304,381
	223,208	18,786	1,827,555

Property, plant, equipment and
intangibles
Canada	-	2,259	9,606
Poland	13,274,244	13,099,559	12,263,290
	13,274,244	13,101,818	12,272,896

-- Form 20-F --
-- Stream Communications Network & Media, Inc. --

19.	Financial instruments

	(a)	Fair value

Financial instruments consist of cash and cash equivalents, short term investments, accounts receivable, accounts payable and accrued liabilities, deferred revenue, and loans payable and leasing contracts, the fair value of which are considered to approximate their carrying value due to their short-term maturities or ability of prompt liquidation.

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

20.	Commitments and contingencies

	(a)	Commitments

(i) The Company utilizes approximately 8,000 square feet of office space in Krakow, Poland. The rent is approximately $17,512 per month. The lease expires in year 2010.

(ii) Under the terms of various operating leases, the Company is committed to future minimum contractual payments totalling $60,271 over the next three years.

(iii)

On December 15, 2006 and March 2, 2007, Streamline entered into two preliminary agreements for two greenfield sites, the Suwalki project and the Lubin project, respectively. The Company has developed one of the sites (Suwalki) in 2007; the development of the second site (Lubin) has not yet commenced.

At December 31, 2007, the Company has a commitment of $1,402,580 (Pln 3,500,000) for Suwalki to be paid prior to finalization of the agreement (Note 22), and a commitment of $160,295 (Pln 400,000) for Lubin, which is to be paid by April 30, 2009.

	(b)	Contingencies

The Company has received invoices from a creditor for amounts due for work performed in regards to an IPO on the Warsaw exchange in 2003. The amount claimed is US$3,145,885 of which $Nil has been accrued at December 31, 2007 (2006 - $Nil). The Company is of the opinion that these amounts are due only if the IPO on the Warsaw Exchange is completed.

The Company is defending an action pursuant to certain alleged unpaid services, demanding the sum of $280,245. The Company is of the opinion that these amounts are due only if the IPO on the Warsaw Exchange is completed.

21.	Related party transactions

The Company undertook the following related party transactions:

	(a)	Loan from Top Consulting

Mr. Dziublowski (non-executive director) made a loan to Stream Canada from a company controlled by him, Top Consulting, for the amount of $245,500 (US$250,000). The loan bears an annual interest of 9%.

	(b)	Advertising agency

In 2006, Stream Poland, a subsidiary of the Company, appointed Media Forum Sp. z o. o. as advertising agency for the Company’s Polish operations. During 2007, Media Forum Sp. z o. o. rendered services for the amount of $97,680 (Pln 252,077) (2006 - $58,498; 2005 - $Nil). The director and owner of Media Forum Sp. z o. o. is a related party to Mr. Rynkiewicz.

	(c)	Lease commitments

The Company’s subsidiary has a building lease outstanding with Media Forum Sp z o. o. Lease payments expensed during the year were $15,500 (Pln 40,000) (2006 - $Nil; 2005 - $Nil). The director and owner of Media Forum Sp. z o. o. is a related party to Mr. Rynkiewicz.

The Company has an automobile lease outstanding with Media Forum Sp. z o. o, an enterprise that is under common management of the Company. Lease payments expensed during the year were approximately $7,700 (2006 - $Nil; 2005 - $Nil). The director and owner of Media Forum Sp. z o. o. is a related party to Mr. Rynkiewicz.

	(d)	Standby guarantee

On June 12, 2006, the Company arranged for a standby guarantee of $4,910,000 (US$5,000,000), which can be exercised on or after March 1, 2007, provided the Company has not managed to raise a minimum of $4,910,000 (US$5,000,000) in financing by way of debt and of equity before March 1, 2007 (Note 15).

There were no costs or payments associated with the standby guarantee during the year 2007. During 2006, the Company paid a total commission for the standby guarantee to:

•	Trasco Sp. z o. o. and Mr. Rynkiewicz: $441,900 (US$450,000)

•	Blueagle Investments and Mr. Tomaszewski, a related party to Ms. Kozak who is a director of the Company: $294,600 (US$300,000)

(e)	Advisory services

Mr. Tomaszewski received a fee of $117,840 (US$120,000) in 2007 as advisor to the board. Mr. Tomaszewski is a related party to Ms. Kozak, a director of the Company.

21.	Related party transactions (continued)

	(f)	Finders fee

Top Consulting received a finder’s fee of $116,053 (Pln 428,533) incurred with respect to the transaction with Penta (Note 22 (a)). Top Consulting is a related party of Mr. Dziublowski (non-executive director).

	(g)	Private placement

(i)

Mr. Harvey-Bathurst, director of the Company, purchased 5,000,000 shares through a private placement at a purchase price of $0.117 per share. The transaction was fully paid for, with no amount outstanding at December 31, 2007.

Mr. Tomaszewski, a related party of the Company, also purchased 1,700,000 shares at a purchase price of $0.116 per share. The transactions were fully paid for, with no amount outstanding at December 31, 2007.

Each unit comprised one common share and one-half common share purchase warrant, which shall entitle the holder thereof with two warrants to purchase one common share at an exercise price of US$0.150 until March 2, 2009. Both Mr. Bathurst and Mr. Tomaszewski were granted 2,500,000 and 850,000 warrants from the private placement, respectively.

(ii)

During February 2006, Ms. Kozak, a director of the Company, purchased 100,000 units through a private placement at a price of US$0.28 per share. In March 2006, Mr. Harvey-Bathurst, a director of the Company, purchased 533,333 units through a private placement at a price of US$0.28 per share. In December 2006, a related party to Mr. Rynkiewicz also purchased 1,000,000 units through a private placement at a price of US$0.225 per share. Each unit comprised of one common share and one-half warrant.

	(h)	Management fees

Management fees of $528,000 (2006 - $203,868; 2005 - $351,780) and bonuses of $500,000 (2006 - $500,000; 2005 - $362,398) were paid during the year to certain directors and executives of the Company. Of this amount, during 2007 the Company paid remuneration in the amount of $184,691 owing to Mr. Rynkiewicz to Trasco Sp. z o. o., an enterprise that is under common management of Mr. Rynkiewicz.

These related party transactions were recorded at the exchange amount, which is the amount of consideration paid or received as established and agreed to by the related parties.

22.	Subsequent events

	(a)	Sale of shares in Stream Poland

In December 2007, the Company entered into a preliminary share purchase and subscription agreement with Penta, that will allow Penta to acquire a majority stake in Stream Poland.

The agreement permits Penta to invest up to $60,110,604 (Pln 150,000,000) in Stream Poland. This investment will be used to finance the acquisition of new networks and modernization of existing networks.

22.	Subsequent events (continued)

	(a)	Sale of shares in Stream Poland (continued)

On February 22, 2008 (the completion date), the transaction between the Company and Penta was finalized, resulting in Penta owning 51% of Stream Poland. This was achieved by way of two transactions:

(1) Penta acquired from the Company 15,640 of the existing shares in Stream Poland for the amount of $8,671,470 (Pln 21,637,052); and

(2) Penta invested $9,369,315 (Pln 23,380,190) in Stream Poland, and received 16,900 new issued shares in exchange.

At any time following the third anniversary of the completion date, Penta has the option to purchase the remaining 49% of the shares of the Company at fair market value (as predefined in the purchase and sale agreement), if the Company fails to obtain an offer for acquisition of these shares by an independent third party.

The Company used $5,755,710 of the proceeds from the transaction to repay its existing debt facilities.

Following the transaction with Penta, the Company is a minority shareholder in Stream Poland and will be using the remaining proceeds from the transaction to continue to repay existing debt facilities, and develop greenfield Cable TV Networks in second tier cities in Poland. The nature of the operations of Stream Poland and its approximate impact on the financial position of the Company are disclosed in the segmented information (Note 18).

	(b)	In February 2008, Stream Poland completed a merger with its wholly-owned subsidiary, Gimsat.

	(c)	Commencement of Suwalki operations

On December 15, 2006, Streamline entered into an agreement to acquire a cable subscriber network for which the Company paid a deposit totalling $1,402,580.

In April 2008, Streamline acquired the title to the network in Suwalki for the amount of $2,124,248 (Pln 5,300,000) (Note 20 (a)).

	(d)	Stream Poland acquisition of cable operators

In June 2008, Stream Poland, the subsidiary jointly controlled by the Company and Penta, has entered into a preliminary agreement with a cable operator in Poland. This acquisition is scheduled to close in January 2009. At closing, Stream Poland will take ownership of the acquired network.

In February 2008, Stream Poland entered into a preliminary agreement with Broker Service Sp. z o. o, a cable operator located in Poland. On July 31, 2008, the Company closed on the acquisition for $22,039,600 (Pln 44,000,000). On closing, Stream Poland took ownership of the acquired network.

	(e)	Loan repayment

In February 2008, the Company repaid the loan to Barrington Wedgewood LLC outstanding as at December 31, 2007 (Note 11) at a discount of approximately $500,000, satisfying all obligations of the Company pursuant to the loan agreement.

-- Form 20-F --
-- Stream Communications Network & Media, Inc. --

23.	Differences between Canadian and United States generally accepted accounting principles

The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Material variations between financial statement items under Canadian GAAP and the amounts determined under US GAAP are presented in the following reconciliation.

Consolidated statement of operations and comprehensive income For the year ending December 31,

	2007	2006	2005
	$	$	$

Net loss under Canadian GAAP	(3,107,320)	(4,485,893)	(5,811,359)
Stock-based compensation (Note 23 (a))	-	-	833,483
Foreign exchange loss (Note 23 (b))	-	41,332	-
Net loss under US GAAP	(3,107,320)	(4,444,561)	(4,977,876)

Basic and diluted loss per share	(0.04)	(0.05)	(0.12)

Consolidated statement of cash flows

For the year ending December 31, 2007, 2006 and 2005

There are no differences in each of the total operating, investing and financing activities as reported in the consolidated statement of cash flows between Canadian and US GAAP.

Notes to the reconciliation between Canadian and US GAAP as at and for the year ended December 31, 2007 and 2006

(a)	Stock-based compensation

Prior to 2006, under Canadian GAAP, the Company applied the fair value method of accounting for all stock option awards, recognizing compensation expense that was recorded as a charge against earnings. Under US GAAP, the Company accounted for those awards under the recognition and measurement provisions of APB No. 25,

Accounting for Stock Issued to Employees (“APB 25”), and its related interpretations. During 2005, the Company granted options to consultants, of which stock-based compensation expense was recorded pursuant to APB 25.

Effective January 1, 2006, the Company adopted SFAS No. 123 (Revised 2004), Share-Based Payment (“SFAS No. 123(R)”), using the modified-prospective application transition method. Results for prior periods have not been restated. Because the fair value recognition provisions of SFAS No. 123, Stock-Based Compensation, and SFAS No. 123(R) were materially consistent under our equity plans, the adoption of SFAS No. 123(R) did not have a significant impact on our financial position or our results of operations.

23.	Differences between Canadian and United States generally accepted accounting principles (continued)

	(b)	Foreign exchange loss

Under Canadian GAAP, a proportionate amount of the cumulative foreign currency translation account is recognized in operations on a partial realization or disposition of an investment in a self-sustaining foreign subsidiary. Under US GAAP such recognition occurs only when there has been a substantially complete realization of the investment.

	(c)	Uncertain tax positions

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under FIN 48, the impact of an uncertain tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. We adopted the provisions of FIN 48 on January 1, 2007. The new standard did not have a material impact on the Company’s consolidated financial statements.

	(d)	Recent accounting pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards 141(R), Business Combinations (“SFAS 141(R)”), which requires the acquiring entity in a business combination to recognize and measure all assets and liabilities assumed in the transaction and any non-controlling interest in the acquiree at fair value as of the acquisition date. SFAS 141(R) also establishes guidance for the measurement of the acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting treatment for pre-acquisition gain and loss contingencies, the treatment of acquisition related transaction costs, and the recognition of changes in the acquirer's income tax valuation allowance and deferred taxes. SFAS 141(R) is effective for fiscal years beginning January 1, 2009, and is to be applied prospectively as of the beginning of the fiscal year in which the statement is applied. Early adoption is not permitted. We are currently evaluating the impact of SFAS 141(R) on our accompanying consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms, and size of the acquisitions we consummate after the effective date.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). This Statement defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FSP 157-2, effective date of SFAS 157, which delays the effective date of SFAS 157 for non-financial assets and liabilities to fiscal years beginning after November 15, 2008. The Company expects that adoption of SFAS 157 will not have a material impact on its financial condition or results of operations.

-- Form 20-F --
-- Stream Communications Network & Media, Inc. --

23.	Differences between Canadian and United States generally accepted accounting principles (continued)

	(d)	Recent accounting pronouncements (continued)

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities— Including an amendment of FASB Statement No. 115 (“SFAS 159”). This statement gives entities the option to measure certain financial assets and liabilities at fair value, with changes in fair value recorded in earnings. SFAS 159 is effective for fiscal years beginning January 1, 2008. The Company expects that adoption of SFAS 159 will not have a material impact on its financial condition or results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Non-Controlling Interest in Consolidated Financial Statements (“SFAS 160”), a revised standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as capital transactions rather than as step acquisitions or generating dilution gains or losses. The carrying amount of the non-controlling interests is adjusted to reflect the changes in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interests.

This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interests.

The Statement is effective for periods beginning on or after January 1, 2009. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company does not expect the adoption of SFAS 160 to materially affect its consolidated financial statements.

Under US GAAP, the Company does not currently recognize embedded derivatives arising from its own stock, warrants or options. This issue is currently under review by a working committee of the Emerging Issues Task Force of the FASB (“EITF”), EITF 07-05, Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock. The working group will focus on developing a framework under which an instrument or embedded feature would be indexed to an entity’s own stock if its ultimate settlement amount will equal the difference between the fair value of a fixed number of the entity's equity shares and a fixed strike price. The Company will review its accounting policy when the FASB ratifies guidance provided by the EITF task force.

EXHIBITS

12.1	Certification pursuant to Section 404 of the Sarbanes-Oxley Act by CEO

12.2	Certification pursuant to Section 404 of the Sarbanes-Oxley Act by CFO

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act by CEO

13.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act by CFO

-- Form 20-F --
-- Stream Communications Network & Media, Inc. --

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual statements to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 21, 2008

ON BEHALF OF THE COMPANY,
STREAM COMMUNICATIONS NETWORK & MEDIA INC.

Per:

/s/ Jan S. Rynkiewicz
      Jan S. Rynkiewicz
      Chief Executive Officer and President