Form 20-F/A
period 2007-12-31
STREAM COMMUNICATIONS NETWORK & MEDIA INC.
filed 2009-05-27
CIK 1125670

FORM 20-F/A

United States Securities and Exchange Commission
Washington, DC 20549

[  ]       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

[x ]       ANNUAL REPORT PURSUANT TO SECTIONS "13" OR "15(d)" OF THE SECURITIES EXCHANGE ACT OF 1934.

       For the fiscal year ended .........December 31, 2007.......................................

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
_____________________________________________________________
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

Yes:                                                       No:       ✓

II

FORM 20-F/A

INDEX

EXPLANATORY NOTE		4
CONVERSION TABLE		4
GLOSSARY OF NAMES AND TERMS		4
FORWARD-LOOKING STATEMENTS		7
PART 1		7
Item 1 - Identity of Directors, Senior Management and Advisers		7
Item 2 - Offer Statistics and Expected Timetable		7
Item 3 - Key Information		7
A.	Selected Financial Data	7
	Financial Highlights	7
	Exchange Rates	8
B.	Capitalization and Indebtedness	9
C.	Risk Factors	9
	All operations are done through Stream Poland and its subsidiaries	9
	We have a history of losses, likelihood of future losses and dependence on additional financing	9
	We may encounter difficulties in future acquisitions of new cable television and internet access businesses	10
	We operate in a market that is open to widespread competition and rapid changes in technology	10
	Termination of agreements with Telekomunikacja :Polska S.A. (TPSA) could prevent our access to its network, and significant expenditures could result	10
	Failure to replace key management and operating personnel could negatively affect our business	11
	Changes in regulations and permitting requirements could pose a threat to our operations	11
	Risks resulting from amendments to the Polish Copyright Act could lead to reduced programme offerings and increased costs or subscriber fees	11
	If foreign exchange rates fluctuate significantly, our profitability may decline	12
	Dilution of share capital from the exercise of stock options and warrants could affect our market price and deter future equity financing	12
	Holders of a large number of shares may be able to exert significant influence on our business, with the ability to effect change that may not be in line with the interests of the minority shareholders	13
	Shareholders' rights are different in Canadian corporations	13
	Holders of our shares may not be able to obtain enforcement of civil liabilities	13
	We are subject to Canadian taxation	13
	We have found material weaknesses in our internal controls that require remediation	13

Item 4 - Information on the Company	14
General	14
Office Space in Canada	15
Stream Communications Sp. z o.o.	15
Overview	15
Business Description	15
Bielsat	16
Gimsat	17
ASK	17
Vega	17
Stream's Cable Television Services	17
Stream's Cable Television Program	18
Table: List of Programs Licensed by Stream	18
Stream's Data Services	19
Stream's VoIP Service	19
Marketing and Sales	20
Overview of the Polish Cable Television Industry	20
Technology	21
Stream Poland's Customer Base and Market Share	22
Competition	23
Regulation of Stream Poland's Services	24
Telecommunications Law	26
Stream Poland's Organization, Management and Personnel	28
Stream Poland Locations	28
Office	28
IEWS (Formerly: International Eco-Waste Systems) S.A.	29
Streamline Media (Formerly: Polvoice.com) Sp. z o.o.	29
Item 4A - SEC Comments	29
Item 5 - Operating and Financing Review and Prospects	29
Overview	29
Results of Operations	30
Liquidity, Capital Resources and Subsequent Events	32
Trend Information	32
Contractual Obligations and Loans Payable	33
Off-Balance Sheet Arrangements	33
Canadian and US GAAP Differences	33
Critical Accounting Estimates	34
Changes in Accounting Policies Including Initial Adoption	34
Related Party Transactions	35
Financial Instruments and Other Instruments	36
ITEM 6 - Directors, Senior Management and Employees	36
Directors and Senior Management	36
Executive Compensation	37
ITEM 7 - Major Shareholders and Related Party Transactions	41
Major Shareholders	41
ITEM 8 - Financial Information	41
Legal Proceedings	41

ii

ITEM 9 - The Offer and Listing		41
Nature of Trading Market		41
Trading on The OTC BB and Pink Sheets		41
Item 10 - Additional Information		43
Share Capital		43
Memorandum and Articles		44
Exchange Control and Other Limitations Affecting Security Holders		45
Taxation - Certain Canadian Federal Income Tax Consequences to United States Investors		46
Taxation in Poland		47
Item 11 - Quantitative and Qualitative Disclosures about Market Risk		48
Currency and Exchange Rate Risk		48
Item 12 - Description of Securities Other than Equity Securities		49
Warrants		49
PART II		50
ITEM 13 - Defaults, Dividends, Arrearages and Delinquencies		50
ITEM 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds		50
ITEM 15T - Controls and Procedures		50
ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT		53
ITEM 16B - CODE OF ETHICS		54
ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES		54
PART III		54
ITEM 17 - FINANCIAL STATEMENTS		54
ITEM 18 - FINANCIAL STATEMENTS		54
ITEM 19 - FINANCIAL STATEMENTS		54
1.	CONTINUING OPERATIONS	63
EXHIBITS		89
12.1	Certification pursuant po Section 404 of the Sarbanes-Oxley Act by CEO	89
12.2	Certification pursuant to Section 404 of the Sarbanes-Oxley Act by CFO	89
13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act by CEO	89
13.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act by CFO	89
SIGNATURE PAGE		90

iii

EXPLANATORY NOTE

This Amended Form 20-F for the fiscal year ended December 31, 2007, is being filed at the request of the Securities Exchange Commission solely for the purpose of amending Item 15T on page 53 so as to confirm our management's conclusion that our internal control over financial reporting was not effective during the fiscal period ending December 31, 2007.

Except for the certifications, this Amended Form 20-F speaks as of the original filing date of the Form 20-F. Other than the amendment to Item 15T described above, this Amended Form 20-F does not, and does not purport to, amend, update or restate the information in the original Form 20-F as filed.

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

PART 1

Item 1 - Identity of Directors, Senior Management and Advisers

Not applicable

Item 2 - Offer Statistics and Expected Timetable

Not applicable

Item 3 - Key Information

A. Selected Financial Data

Financial Highlights

The following table sets forth our selected consolidated financial data for the five year period ended December 31, 2007, prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). This selected consolidated financial data include the accounts of the Company and our subsidiaries.

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

B. Capitalization and Indebtedness

N/A

C. Risk Factors

All operations are done through Stream Poland and its subsidiaries

All operations of Stream Communications Network & Media Inc. are done through Stream Poland Sp. z o. o. ("Stream Poland") and its subsidiaries in Poland. There is an inherent risk exposure to a Company operating in a highly competitive emerging market:

  The political environment has historically been stable despite Poland being an emerging market. Any risk associated with the country's political stability has by far been mitigated though its accession to the European Community, which among other things has forced Poland to adapt a legislation aligned to the European Community's.

  The business environment in Poland is volatile, competitive and sensitive to the overall development of both the US and European economy. Further, the market segment of Stream Poland is highly competitive with large local and international operators who at any time can adapt an aggressive business strategy affecting Stream Poland adversely.

  New technical development of alternatives to Stream Poland's core business (Cable TV and Internet) can have an adverse impact on the company. Historically, the Central and Eastern European countries have been faster than the Western European countries to adapt new technologies.

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

We have found material weaknesses in our internal controls that require remediation

As we disclose in Part II, Item 15, "Controls and Procedures" of this Form 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2007. While we are in the process of correcting our internal control weaknesses, the material  weaknesses in internal control over financial reporting that have been identified will not be remediated until numerous internal controls are implemented and operate for a period of time, are tested, and we are able to conclude that such internal controls are operating effectively. Pending the successful completion of such implementation and testing of the internal controls, we will perform additional procedures to reduce the risk that material weaknesses in internal control over financial reporting result in material errors to the financial statements. We cannot provide assurance that these procedures will be successful in identifying material errors that may exist in the financial statements. Any failure to implement and maintain the improvements in the internal controls over our financial reporting, or difficulties encountered in the implementation of these improvements in our controls, could result in errors in the financial statements that would not be prevented or detected, or cause us to fail to meet our reporting obligations. We cannot assure you that we will not identify additional material weaknesses in our internal controls in the future. Any failure to improve the identified material weakness or any identification of any additional material weaknesses could cause investors to lose confidence in our reported financial information which could have a negative impact on the trading price of our stock.

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

Our registered office is Suite 1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, V6E 4N7, Canada. Our principal offices are located at Goraszewska 6 Street, Warsaw, 02-910, Poland, telephone +48- 22-842-7666.

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

We are a reporting issuer in the Province of British Columbia, Canada and our common shares are listed for trading on the OTCBB Pink Sheets under the trading symbol "SCNWF". Our shares also trade on the Frankfurt exchange under the symbol "TPJ".

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

Stream conducts its business in Southern Poland's most densely populated region, which, as per data from the Main Statistical Office (GUS), has approximately 11.5 million inhabitants and 3.2 million television homes and according to the estimates by PIKE1 about 1.1 million cable subscribers. Stream originally targeted this area of Poland because of the number of mid-sized cities which at that time remained underserved by larger cable operators. Stream has funded its growth and operations principally through debt and equity issuances. Stream's management possesses cable-business expertise and experience and, in particular, knowledge of its local target markets.

____________________________
1 Polish Chamber of Electronic Communication

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

Stream's Cable Television Services

Stream Poland currently offers four programme packages:
☐	Bronze (Lifeline Tier): targeted to reach up to 8 channels for most subscribers, including all four Polish public television channels and Stream Poland's own information channel;
☐	Silver (Intermediate Tier): targeted to reach up to 18 channels for most subscribers, including all Basic Tier channels, plus Polish terrestrial channels and channels received free-of-charge;
☐

Gold (Basic Tier): targeted to reach up to 45 channels for most subscribers, including all Intermediate Tier channels and certain pay channels including e.g. Viasat History and Explorer, Eurosport, National Geographic, Fox Kids, BBC Prime, Polsat Sport and three music channels of VIVA;

☐	Live (Premium Tier): targeted to reach up to 45 channels for most subscribers, including all Top Tier channels and premium channels Canal+. Canal+ Film and Canal+ Sport;

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

Overview of the Polish cable television industry

Poland has approximately 38.12 million inhabitants and 12.53 million households with a TV set of which 4.5 million are cable TV subscribers. Prior to 1989, during the Communist political regime, the Polish government controlled and regulated the television industry. All frequencies and channel offerings were limited principally to government broadcast programs. In the early years of the post-Communist era, there was no effective regulatory authority. This led to a proliferation of small cable operators building low-cost, poorly constructed cable systems in densely populated urban areas of Poland.

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

____________________________
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

Nearly all of Stream Poland's customers are in MDUs.

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

  UPC Telewizja Kablowa6, a subsidiary of the European cable television operator UGC Europe Inc. (formerly United Pan-Europe Communications) with more than 1,000,000 subscribers in eight out of the ten of largest cities in Poland.

  Vectra7, with approximately 643,000 subscribers in Poland and operates in Wroclaw, Walbrzych, Bielsko Biala, Elblag, Olsztyn, Slupsk, Bialystok, Radom, Zabrze, and 80 other Polish cities.

  Aster8, a subsidiary of a consortium of investments funds, with 416,000 subscribers in Warsaw (Aster), Krakow (Autocom) and Zielona Gora (ZTP).

____________________________
5 Source: Stream Poland's own market research
6 Source: UPC Poland information released on their web-site
7 Source: Vectra's information released on their web-site
8 Source: Aster's own information released on their web-site

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

In the course of 2007, Stream is facing new challenges and competition from other operators as Stream has pursued its triple-play strategy (TV, Internet and Telephony) expecting to become a 'one-stop-shopping' for the subscribers.

  Telephony was launched by Stream in the autumn of 2007 with the expectation of fast penetration and ramp-up of subscribers and revenue, given the discount price model offered.
  A significant competition was encountered from Mobile Telephony Operators, offering prices lower than that offered by Stream, while offering the convenience of mobile telephony and SKYPE (  www.skype.com), as well as launching a fixed price-policy (below Stream's) for calls to fixed lines.

  Internet was launched on several of Stream's network in 2007 with the expectation of fast penetration though attractive pricing of services.
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

____________________________
9 Source: Multimedia's own information released on their web-site
10 Source: Polsat Cyfrowy's own information released on their web-site

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

Management Board:

Stream Poland's Management Board was changed in December 2007 and was in a transition period at year end:

Adam Ilczuk (President and CEO) resigned in December 2007 and was replaced by Andrzej Strehlau.

Krzysztof Czwartkiewicz (Director) resigned in December 2007 and was replaced by Vladimir Petrzilka.

Zbigniew Tragarz (Director) resigned in December 2007.

Supervisory Board:

Stream Poland's Supervisory Board currently comprises of the following members on December 31, 2007 and was changed in 2008 as a result of the investment agreement with Penta:

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

Streamline's business objective was to become an Internet, data transmission, and VoIP provider in Poland. Streamline's services included VoIP services, data transmission, teleconferencing, web site development, and maintenance.

Streamline was 're-activated' in 2006, and started preparing market research on potential acquisition targets on the polish cable TV market, with the view that Streamline will be acting as an agent for and on behalf of Stream Poland acquiring new cable TV systems.

In January 2008, Streamline changed its name to Streamline Investments Sp. z o.o.

Item 4A - SEC Comments

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

Management and professional fees as well as Travel and Entertainment increased by 119% and 48% respectively in 2007 compared to 2006, as a result of the company's effort to raise financing which was successfully completed with the investment of Penta in Stream Poland.

Amortization the amortization charge for the year was $2,159,233 compared to $2,388,716 in 2006, a decrease of 10%, since the cable TV systems acquired in 2003 and earlier are fully amortized.

Other Operating Expenses (Income) as of December 31, 2007 was positively affected by the weak US-dollar and strong Canadian dollar and Polish zloty, resulting in an unrealized foreign exchange gain of $837,153 on the Company's long term debt outstanding at December 31, 2007. The restructuring expenses incurred in 2006 were a non-recurring item and therefore did not impact the company's operating results in 2007.

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

Although the company ended 2007 with a working capital deficiency of $9,871,755 compared to $1,787,498 in 2006, this is not a reflection of the company's financial position subsequent to December 31, 2007, as $6,166,566 of the working capital deficiency at December 31, 2007 is linked directly to the investment of Penta, causing existing long-term debt to become payable upon completion of the transaction. Had the company not concluded the transaction with Penta, the working capital deficiency in 2007 would have been comparable to 2006.

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

In the fourth quarter of 2007, the Management of Stream focused on securing an investment agreement with Penta. This delayed the bond offering and limited the Company's possibility to finance its operations and investments through vendor financing.

The bond offering was executed in November 2007 to manage cash flow until the investment agreement with Penta was completed. Stream Poland therefore executed a bond offering, for which the bond was repaid within 2 months after issue, at an expense of $157,120 (USD $160,000).

Following the preliminary investment agreement with Penta signed in December 2007 and finalized in February 2008, both Stream Canada and Stream Poland have repaid all external debt, and provided the Company with sufficient cash to finance its new venture in Streamline (Greenfield CATV Network in Suwalki), and Stream Poland has been recapitalized providing capital and liquidity to the Company's operations.

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

In the course of 2007, Stream Poland has noted a neutral-positive development in the subscriber base in the existing networks, despite the launch of new services. This is a result of the cable TV market in Poland maturing. However, with a transparent service offering, internet and telephony are still new markets with room to grow. Competition from Telco's and other players are still visible however, and it is expected to lead to lower rates in this market segment.

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

Canadian and US GAAP differences

The company is maintaining its accounting records in accordance with general accepted accounting principles ("GAAP") in Canada, with reconciliation to US GAAP for financial reporting purposes.

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

Changes in Accounting Policies including Initial Adoption

Under Canadian GAAP, on January 1, 2007, the Company adopted new accounting policies for financial instruments by adopting the following new standards of the Canadian Institute of Chartered Accountants ("CICA"): Handbook Section 1530 - Comprehensive Income; Handbook Section 3251 - Equity; Handbook Section 3855 - Financial Instruments - Recognition and Measurement; Handbook Section 3861 - Financial Instruments - Disclosure and Presentation; and Handbook Section 3865 - Hedges. These new standards have been applied retrospectively without prior period restatement, except for the presentation of the cumulative unrealized effect of foreign currency translation of foreign operations on the consolidated balance sheet as a component of accumulated other comprehensive income or loss. The change in accounting policies had no other material impact on the Company's consolidated financial statements at January 1, 2007.

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under FIN 48, the impact of an uncertain tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Under US GAAP, the Company adopted the provisions of FIN 48 on January 1, 2007. The new standard did not have a material impact on the Company's consolidated financial statements.

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

(c)   Lease Commitments

The Company's subsidiary has a building lease outstanding with Media Forum Sp z o.o. Lease payments expensed during the year were $15,500 (Pln 40,000) (2006 & 2005 - $nil). The Director and Owner of Media Forum Sp. z o. o. is a related party to Mr. Rynkiewicz.

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

    Trasco Sp. z o. o. and Mr. Rynkiewicz: $441,900 (US $450,000)

    Blueagle Investments and Mr. Tomaszewski, a related party to Ms. Kozak who is a director of the Company: $294,600 (US $300,000)

(e)   Advisory Services

Mr. Tomaszewski received a fee of $117,840 (US $120,000) in 2007 as advisor to the board. Mr. Tomaszewski is a related party to Ms. Kozak, a director of the Company.

(f)   Finders Fee

Top Consulting received a finder's fee of $116,053 (Pln 428,533) incurred with respect to the transaction with Penta. Top Consulting is a related party of Mr. Dziublowski (Non-executive Director).

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

ITEM 6 - Directors, Senior Management and Employees

Our board of directors is elected by our shareholders as indicated in our Articles. Directors receive directors' fees (see Directors' Fees under Executive Compensation). Our executive officers are appointed by our board of directors and have service agreements with us. The normal notice period for executive officers is 12 months. In the case of Stream Poland, both the Supervisory Board and the Management Board are elected by the General Meeting of Shareholders (in practice - by the only shareholder i.e. the Parent Company). The following sets out our directors and officers.

Directors and Senior Management

Stream Communications Network & Media, Inc.

Robert Wussler Jan S. Rynkiewicz Iwona Kozak Robert Dziublowski George H. Bathurst	Chairman of the Board, Director President, Director Director Non-Executive Director Non-Executive Director

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

George H. Bathurst Mr. Harvey-Bathurst is a graduate of Eton College and the Royal Military Academy Sandhurst. Mr. Harvey-Bathurst has been a director of a family company, Eastnor Castle Estates Co. for 35 years. He is a private property investor and since 1984 has been a private equity investor in Poland.

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

Management Contracts
Jan Rynkiewicz

has been appointed for a 5 year period commencing on June 12, 2006 at a basic annual remuneration of $120,000, payable monthly in equal parts. Mr. Rynkiewicz's contract has been renewed for four years commencing February 1, 2007 at a basic salary of $360,000 per annum payable monthly in equal parts. In addition Mr. Rynkiewicz is entitled to the use of a vehicle of the value not exceeding $900 per month including lease and operating expenses.

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

Iwona Kozak

A new management contract was entered into on June 15, 2006. Ms. Kozak continued to serve as a director in 2007 at the Company and received the same compensation as a non-executive director throughout the year, which was a basic remuneration of $168,000 per annum payable monthly in equal parts. This remuneration includes director's fees for serving on the Board of Directors of the Company.

(*)Ms. Kozak received a one-time payment of $150,000 as a relocation bonus for her move from the Company's Vancouver office to the Warsaw office. In addition, Ms. Kozak received approximately CAD $13,300 during the year in moving costs for moving to Poland, to cover costs such as a housing allowance, car allowance and airfare from Vancouver to Warsaw.

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

Audit Committee Members:

  Robert Dziublowski - independent director with financial experience

  Jan Rynkiewicz

  George Harvey-Bathurst - independent director with financial experience

Our board of directors has established a compensation committee to review remuneration paid to senior officers of the Company.

Compensation Committee Members:

  Iwona Kozak

  Jan Rynkiewicz

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

  Jan Rynkiewicz

  George Harvey-Bathurst

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

In the course of 2007, the Company issued shares as follows:
- Fund Raising through Private Placements	10,200,000 Shares 10,200,000 Shares
Outstanding Shares per December 31, 2006 Outstanding Shares per December 31, 2007	71,396,491Shares 81,596,491Shares

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

Options to acquire common shares granted to our directors and officers are described under "Item 6 - Directors, Senior Management and Employees - Executive Compensation".

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

The Company has evaluated, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the effectiveness of its disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2007. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2007, due to the material weaknesses in the Company's internal control over financial reporting described below in "Management's Report on Internal Control over Financial Reporting".

Management's Report on Internal Control over Financial Reporting

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

As of the end of the period covered by this report, the Company's management, including the principal executive officer and principal financial officer, completed our evaluation of the effectiveness of our internal control over financial reporting, which we had been conducting based on the criteria for effective internal control over financial reporting described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treasury Commission ("COSO"). Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective during the fiscal period ending December 31, 2007.

Management completed its assessment of internal control over financial reporting ("ICFR"), and has identified certain material weaknesses that existed in the design or operation of our internal control over financial reporting. The Public Company Accounting Oversight Board has defined a material weakness as a "deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis". The following material weaknesses were identified in our 2007 assessment:

  Ineffective Controls at the Entity Level - As evidenced by the material weaknesses described below, the Company determined that entity-level controls related to the control environment, risk assessment, monitoring function and dissemination of information and communication activities did not operate effectively, resulting in material weaknesses in each of these respective COSO Internal Control -- Integrated Framework components. The deficiency in each of these individual COSO components represents a separate material weakness. These material weaknesses contributed to the other material weaknesses and an environment where there is a reasonable possibility that a material misstatement of the interim and annual financial statements could occur and not be prevented or detected.

  Insufficient staffing in Accounting and Finance, leading to an Ineffective Internal Control Environment & Failure to retain evidence supporting Management's Testing - We did not have a sufficient number of accounting personnel with an appropriate level with the necessary expertise within its accounting and finance function. The lack of sufficient staff did not allow the Company to maintain an effective internal control environment. Specifically, management concluded that the deficiencies in the control environment contributed to the Company's inability to document and retain evidence supporting our tests of design and operations of all controls over our ICFR as at and for the year ending December 31, 2007.

  Implementing GAAP-Compliant Accounting Policies - We did not have a formalized process for monitoring, updating, disseminating, and implementing GAAP-compliant accounting policies and procedures, resulting in the issuance of interim financial statements that were not in compliance with new CICA Handbook Accounting Standards for Financial Instruments: Handbook Section 1530 - Comprehensive Income; Handbook Section 3251 - Equity; Handbook Section 3855 - Financial Instruments - Recognition and Measurement; Handbook Section 3861 - Financial Instruments - Disclosure and Presentation; and Handbook Section 3865 - Hedges.

  Ineffective Controls over the Financial Close and Reporting Process - The Company's design and operation of controls with respect to the process of preparing and reviewing the annual and interim financial statements are ineffective. The material weakness includes failures in the design and operating effectiveness of controls which would ensure (i)  preparation of interim and annual financial statements on a timely basis; (ii) account analyses, summaries and reconciliations are prepared, reviewed and approved; (iii) subsidiary ledgers are reconciled to the general ledger, including check registers, accounts receivable ledgers, fixed asset ledgers and accounts payable ledgers; (iv) journal entries are reviewed and approved; (v) analysis of non-routine transactions performed; (vi) analysis of intercompany activity performed; and (vii) application of accounting standards under Canadian and US GAAP, including also the accuracy and completeness of the financial statement disclosures and presentation. These control deficiencies could result in a material misstatement of the financial statements due to the significance of the financial closing and reporting process to the preparation of reliable financial statements and the potential pervasiveness of the deficiencies to the significant account balances and disclosures.

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

  Inadequate controls related to the income tax cycle: The internal controls were not adequately designed or operating in a manner to effectively support the requirements of the income tax cycle. This material weakness is the result of aggregate deficiencies in the internal control activities. The material weakness includes failures in the design and operating effectiveness of controls which would ensure that (i) the income tax provision is determined using a methodology and related assumptions consistently across the entity and accounting periods, (ii) relevant, sufficient and reliable data necessary to record, process and report the income tax provision and related income tax accounts is captured, (iii) application of the Company's accounting policies to the tax provision and related accounts is performed timely, appropriately documented and independently reviewed for appropriateness, (iv) financial statement disclosure and presentation is in accordance with GAAP and the Company's accounting and disclosure policies, and (v) significant estimates and judgments are based on the latest available information and managements understanding of the Company's operations. These control deficiencies could result in a material misstatement of income taxes and related tax accounts that would not be prevented or detected.

  Inadequate controls related to the treasury cycle:  The internal controls were not adequately designed or operating in a manner to effectively support the requirements of the treasury cycle. This material weakness is the result of aggregate deficiencies in the internal control activities. The material weakness includes failures in the design and operating effectiveness of controls which would ensure that (i) the fair value of warrants issued on private placements is appropriate and (ii) financial statement disclosure and presentation is in accordance with GAAP and the Company's accounting and disclosure policies. These control deficiencies could result in a material misstatement of warrants, stock based compensation, bank, leasing and other financing, and related accounts that would not be prevented or detected.

  Inadequate general computer controls: The Company's internal controls were not adequately operating in a manner to support the information technology environment. This material weakness is the result of aggregate deficiencies in internal control activities. The material weakness includes failures in the operating effectiveness of controls which would ensure the security of the information technology environment and that (i) access to financial applications is granted to appropriate personnel, (ii) passwords contain sufficient restrictions and (iii) systems are configured with appropriate security monitoring capabilities. Additionally, controls designed to ensure appropriate change management of financial applications were not operating adequately to ensure (i) system conversions were tested and validated prior to implementation, (ii) data was converted accurately from legacy systems and (iii) access to vendor-supported systems was restricted and monitored. These control deficiencies result in more than a remote likelihood that a material misstatement of the interim and annual consolidated financial statements could occur and not be prevented or detected.

This annual report does not include an attestation report of our independent registered chartered accountants regarding the effectiveness of internal control over financial reporting. The effectiveness of internal control over financial reporting was not subject to attestation by the Company's independent chartered accountants pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

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

PART III

ITEM 17 - FINANCIAL STATEMENTS

See Consolidated Financial Statements attached hereto.

ITEM 18 - FINANCIAL STATEMENTS

Not applicable.

ITEM 19 - FINANCIAL STATEMENTS

  Report of Independent Registered Chartered Accountants

  Consolidated Statement of Operations and Deficit for each of the years ended December 31, 2007, 2006 and 2005

  Consolidated Statement of Shareholders' Equity and Comprehensive Loss for each of the years ended December 31, 2007, 2006 and 2005

  Consolidated Balance Sheets for the years ended December 31, 2007 and 2006

  Consolidated Statement of Cash Flows for each of the years ended December 31, 2007, 2006 and 2005

  Notes to the Consolidated Financial Statements

Report of Independent Registered Chartered Accountants

To the Shareholders and Board of Directors of
Stream Communications Network & Media Inc.

We have audited the consolidated balance sheets of Stream Communications Network & Media Inc. as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit, shareholders' equity and comprehensive loss and cash flows for each of the years in the two year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company's internal control over financial reporting. Accordingly, we express no such opinion.

The consolidated financial statements of the Company for the year ended December 31, 2005, prior to adjustments for changes to the United States generally accepted accounting principles reconciliation as disclosed in Note 23 to the Company's December 31, 2006 consolidated financial statements, were audited by other auditors whose report, dated March 27, 2006 except for Notes 15 and 16 dated June 5, 2006, expressed an unqualified opinion on those statements. We have audited the adjustments to the December 31, 2005 financial statements, and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
August 11, 2008

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of explanatory paragraphs (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements, and when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in Note 3 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders and Board of Directors, dated August 11, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and changes in accounting principles in the auditors' report when these are adequately disclosed and the change is properly accounted for and adequately disclosed in the financial statements.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
August 11, 2008

CHARTERED ACCOUNTANTS MacKay LLP	1100 - 1177 West Hastings Street Vancouver, BC V6E 4T5 Tel: 604-687-4511 Fax: 604-687-5805 Toll Free: 1-800-351-0426 www.MacKayLLP.ca

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

Vancouver, Canada. March 27, 2006, except for notes 15 and 16 dated June 5, 2006	"MacKay LLP" Chartered Accountants

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

Vancouver, Canada March 27, 2006, except for notes 15 and 16 dated June 5, 2006	"MacKay LLP" Chartered Accountants

Stream Communications Network & Media Inc.

Consolidated statement of operations and deficit
year ended December 31,
(Expressed in Canadian dollars)

	2007	2006	2005
	$	$	$
Revenues	**7,376,978**	6,472,905	5,826,112
Operating expenses			
Programming and system lease	**2,723,157**	2,408,716	1,092,913
Payroll and related	**2,685,838**	2,363,858	2,319,329
Amortization	**2,159,233**	2,388,716	2,650,139
Management and professional fees (Note 21)	**1,694,504**	777,036	388,531
Office expenses	**532,852**	328,242	1,154,785
Travel and entertainment	**432,040**	292,364	329,712
Occupancy costs	**289,217**	276,486	496,390
Advertising and marketing	**181,327**	178,525	219,861
Investor relations	**93,842**	118,076	1,498,363
Loss on disposal of assets	**3,053**	16,013	-
Stock-based compensation (Note 13)	-	232,586	873,983
Restructuring expenses (Note 16)	-	209,523	-
	10,795,063	9,590,141	11,024,006
Loss from operations	**(3,418,085)**	(3,117,236)	(5,197,894)
Other income (expense)			
Standby guarantee (Note 15)	-	(798,289)	-
Recovery of IPO expenses	-	-	525,596
Financing (expense) income	**(231,743)**	196	(540,987)
Interest expense	**(443,721)**	(297,852)	(501,508)
Other income	**26,727**	74,805	-
Foreign exchange gain (loss)	**837,153**	93,582	(69,605)
Loss before income taxes	**(3,229,669)**	(4,044,794)	(5,784,398)
Income tax (recovery) expense (Note 14)	**(162,809)**	398,398	15,156
Loss before non-controlling interest	**(3,066,860)**	(4,443,192)	(5,799,554)
Non-controlling interest (Note 12)	**40,460**	42,701	11,805
Net loss for the year	**(3,107,320)**	(4,485,893)	(5,811,359)
Deficit, beginning of year	**(46,886,979)**	(42,401,086)	(36,589,727)
Deficit, end of year	**(49,994,299)**	(46,886,979)	(42,401,086)
Basic and diluted loss per common share (Note 17)	**(0.04)**	(0.08)	(0.14)
Basic and diluted weighted average number of common shares (Note 17)	**79,808,820**	59,629,483	42,953,922

Stream Communications Network & Media Inc.

Consolidated statement of shareholders' equity and comprehensive loss

(Expressed in Canadian dollars)

	Common shares		Warrants							
	Number	Amount	Number	Amount	Contributed surplus	Private placement subscriptions	Accumulated deficit	Accumulated other comprehensive income	Comprehensive loss	Total shareholders' equity
		$		$	$	$	$	$	$	$
								(Note 3 (a))		
Balance at December 31, 2004	37,833,800	36,005,421	2,976,579	2,025,447	2,167,551	-	(36,589,727)	944,701	-	4,553,393
Net loss for the year	-	-	-	-	-	-	(5,811,359)	-	-	(5,811,359)
Foreign currency translation gai	-	-	-	-	-	-	-	(1,103,560)	-	(1,103,560)
Settlement of debts	2,032,000	914,980	-	-	-	-	-	-	-	914,980
Private placement subscriptions	-	-	-	-	-	291,455	-	-	-	291,455
Shares issued on private placement	7,396,614	2,524,572	-	-	-	-	-	-	-	2,524,572
Warrants issued on private placement	-	(414,237)	1,698,310	414,237	-	-	-	-	-	-
Warrants expired during the ye	-	-	(2,976,579)	-	-	-	-	-	-	-
Guarantees by directors for loans									-	
payable	400,000	271,524	-	-	-	-	-	-	-	271,524
Services	810,258	533,166	-	-	-	-	-	-	-	533,166
Acquisition of subsidiary	2,140,229	878,647	-	-	-	-	-	-	-	878,647
Stock options exercised	340,000	251,366	-	-	(164,060)	-	-	-	-	87,306
Fair value of stock options granted	-	-	-	-	873,983	-	-	-	-	873,983
Fair value of stock options exercised	-	164,060	-	-	-	-	-	-	-	164,060
Restructuring expenses	(3,000,000)	-	-	-	-	-	-	-	-	-
Balance at December 31, 2005	47,952,901	41,129,499	1,698,310	2,439,684	2,877,474	291,455	(42,401,086)	(158,859)	-	4,178,167
Net loss for the year	-	-	-	-	-	-	(4,485,893)	-	-	(4,485,893)
Foreign currency translation gai	-	-	-	-	-	-	-	1,438,047	-	1,438,047
Settlement of debts	885,000	225,635	-	-	-	-	-	-	-	225,635
Shares issued on private placement	16,101,664	2,641,246	-	-	-	(291,455)	-	-	-	2,349,791
Warrants issued on private placement	-	(1,385,964)	8,050,832	1,385,964	-	-	-	-	-	-
Standby guarantee	3,807,107	798,289	-	-	-	-	-	-	-	798,289
Stock-based compensation	2,099,819	456,103	-	-	232,586	-	-	-	-	688,689
Restructuring expenses	550,000	76,378	-	-	-	-	-	-	-	76,378
Balance at December 31, 2006	71,396,491	43,941,186	9,749,142	3,825,648	3,110,060	-	(46,886,979)	1,279,188	-	5,269,103
Net loss for the year	-	-	-	-	-	-	(3,107,320)	-	(3,107,320)	(3,107,320)
Foreign currency translation gai	-	-	-	-	-	-	-	140,479	140,479	140,479
Issued on private placement	10,200,000	1,191,028	-	-	-	-	-	-	-	1,191,028
Warrants issued on private placement	-	(616,735)	5,100,000	616,735	-	-	-	-	-	-
Warrants expired during the ye	-	-	(1,698,310)	(2,439,684)	2,439,684	-	-	-	-	-
Balance at December 31, 2007	81,596,491	44,515,479	13,150,832	2,002,699	5,549,744	-	(49,994,299)	1,419,667	(2,966,841)	3,493,290

Stream Communications Network & Media Inc.

Consolidated statement of cash flows
year ended December 31,
(Expressed in Canadian dollars)

	2007	2006	2005
	$	$	$
Operating activities			
Net loss for the year	**(3,107,320)**	(4,485,893)	(5,811,359)
Items not involving cash			
Amortization	**2,159,233**	2,388,716	2,650,139
Loss on disposal of property, plant and equipment	**3,053**	16,013	-
Unrealized foreign exchange (gain) loss	**(775,333)**	(11,916)	208,404
Stock-based compensation	-	232,586	873,983
Restructuring expenses	-	76,378	-
Issuance of shares for services	-	681,738	1,057,573
Non-controlling interest	**40,460**	42,701	11,805
Issuance of shares for standby guarantee fee	-	798,289	-
Change in non-cash working capital			
Accounts receivable	**(170,315)**	54,968	(215,744)
Prepaid expenses and other assets	**(197,454)**	(158,164)	(30,178)
Accounts payable and accrued liabilities	**1,280,830**	(617,434)	555,777
Future income taxes	**(261,711)**	(37,823)	11,577
Deferred revenue	**833**	(14,515)	15,430
	(1,027,724)	(1,034,356)	(672,593)
Investing activities			
Purchase of property, plant and equipment	**(2,202,639)**	(1,499,949)	(1,729,926)
Sale of property, plant and equipment	**109,629**	32,193	-
Purchase of short-term investments	-	(27,921)	-
Acquisition of subsidiaries, net of cash acquired (Note 12)	**(319,145)**	-	(646,289)
	(2,412,155)	(1,495,677)	(2,376,215)
Financing activities			
Issuance of shares and warrants for cash	**1,191,028**	2,349,791	3,018,162
Subscriptions received for private placement	-	-	291,455
Proceeds from loans and leasing contracts	**6,885,410**	855,213	210,190
Repayments of loans and leasing contracts	**(4,823,484)**	(378,715)	(736,138)
	3,252,954	2,826,289	2,783,669
Foreign exchange effect on cash and cash equivale	**105,240**	28,351	64,768
(Decrease) increase in cash and cash equivalents	**(81,685)**	324,607	(200,371)
Cash and cash equivalents, beginning of year	**764,544**	439,937	640,308
Cash and cash equivalents, end of year	**682,859**	764,544	439,937
Accrued deposit on acquisition (Note 22)	**1,402,580**	-	-
Supplemental cash flow information			
Interest received	**13,622**	10,195	6,683
Interest paid	**(223,260)**	(405,688)	(330,422)
Income taxes paid	**(100,541)**	(55,564)	(24,175)

1.          Continuing operations

Stream Communications Network & Media Inc. ("Stream" or the "Company") provides cable television ("TV") and high-speed internet access in Poland through its subsidiaries. The Company was incorporated on March 28, 1979 by registration of its Memorandum and Articles under the Company Act of British Columbia, Canada. On October 19, 2001 the Company changed its name from Trooper Technologies Inc. to Stream Communications Network, Inc. and on August 9, 2004 to Stream Communications Network & Media Inc.

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

The Company is actively pursuing additional funding to continue its current projects. The availability of such funding may be on terms that require a significant reduction in scope of operations or disposal of assets (Note 22). Management continues efforts to develop the Company's operating capabilities in order to improve cash flow from operations.

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

2.          Significant accounting policies

These consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles ("GAAP") applicable in Canada. Canadian GAAP differs in certain respects from accounting principles generally accepted in the United Stated ("US GAAP") as explained in Note 23. A summary of the significant accounting policies are as follows:

(a)       Consolidation

These consolidated financial statements include the accounts of the Company and the following subsidiaries. All significant intercompany transactions and balances have been eliminated.

	Country of	Percentage ownership
	incorporation	2007	2006	2005

Stream Communication Sp. z o. o. ("Stream Poland")	Poland	100%	100%	100%
Gimsat Sp. Z o. o. ("Gimsat")	Poland	100%	100%	100%
Vega Sp. z o. o. ("Vega")	Poland	100%	100%	100%
Bielsat.com Sp. z o. o. ("Bielsat")	Poland	51%	51%	51%
Ask Stream Sp. z o. o. ("Ask")	Poland	100%	60%	60%
Streamline Media Sp. z o. o. ("Streamline")	Poland	100%	100%	100%
IEWS SA ("IEWS")	Poland	100%	100%	100%

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

2.          Significant accounting policies (continued)

(e)       Intangible assets (continued)

The intangible assets impairment test had no impact on the Company's results for the years ended December 31, 2007, 2006 and 2005.

(f)       Transaction costs

Transaction costs directly attributable to the acquisition or issue of a financial asset or financial liability are expensed directly into income and are included in financing (expense) income on the consolidated statement of operations and deficit.

(g)       Comprehensive income and hedges

(i)       Comprehensive income

Comprehensive income comprises the Company's net income and other comprehensive income. Other comprehensive income represents changes in shareholders' equity during a period arising from the unrealized effect of foreign currency translation of foreign operations. The Company's comprehensive income, and accumulated other comprehensive income are presented in the statements of shareholders' equity and comprehensive loss.

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

2.          Significant accounting policies (continued)

(m)       Recent accounting pronouncements

In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures. The new standard requires disclosure of qualitative and quantitative information that enables users of financial statements to evaluate the Company's objectives, policies and processes for managing capital. These recommendations are effective for the Company's interim and annual reporting periods beginning January 1, 2008. This new standard will require incremental disclosures, however, it is not expected to have a material effect on the Company's consolidated financial statements.

In December 2006, the CICA issued Handbook Sections 3862, Financial Instruments - Disclosures, and 3863, Financial Instruments - Presentation, which will replace Section 3861, Financial Instruments - Disclosure and Presentation. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements and are effective for the Company's interim and annual reporting periods beginning January 1, 2008. These new standards will require revised disclosures, however, they are not expected to have a material effect on the Company's consolidated financial statements.

In March 2007, the CICA issued Handbook Section 3031, Inventories, which has replaced Section 3030 with the same title. The new Section establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost. These recommendations are effective for the Company's interim and annual reporting periods beginning January 1, 2009. This new standard is not expected to have a material effect on the Company's consolidated financial statements.

In June 2007, the CICA issued changes to Section 1400, General Standards of Financial Statement Presentation. Section 1400 has been amended to include requirements to assess and disclose an entity's ability to continue as a going concern. Management shall make an assessment of an entity's ability to continue as a going concern. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern, those uncertainties shall be disclosed. When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern. Section 1400 is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The adoption of this standard will have no impact on the Company's operating results or financial position and management expects that there will not be a material impact on the Company's financial statement disclosure.

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

2.          Significant accounting policies (continued)

(m)       Recent accounting pronouncements (continued)

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards ("IFRS") no later than the end of 2011. The impact of the transition to IFRS on the Company's consolidated financial statements has not yet been determined. The Company will monitor the requirements of the IFRS transition and adopt the new standards as required.

3.          Change in accounting policies

On January 1, 2007, the Company adopted new accounting policies for financial instruments by adopting the following new standards of the Canadian Institute of Chartered Accountants ("CICA"): Handbook Section 1530 - Comprehensive Income; Handbook Section 3251 - Equity; Handbook Section 3855 - Financial Instruments - Recognition and Measurement; Handbook Section 3861 - Financial Instruments - Disclosure and Presentation; and Handbook Section 3865 - Hedges. These new standards have been applied retrospectively without prior period restatement, except for the presentation of the cumulative unrealized effect of foreign currency translation of foreign operations on the consolidated balance sheet as a component of accumulated other comprehensive loss. The change in accounting policies had no other material impact on the Company's consolidated financial statements at January 1, 2007.

(a)       Comprehensive income

CICA Handbook Section 1530 introduces comprehensive income, which consists of net earnings on the consolidated statements of earnings (loss) and other comprehensive income (loss) ("OCI"). OCI represents changes in shareholders' equity in a period arising, in the case of the Company, from the unrealized effect of foreign currency translation of foreign operations.

(b)       Financial instruments

CICA Handbook Sections 3855 and 3861 establish standards for the recognition, measurement, presentation and disclosure of financial instruments. Financial instruments are initially recognized at fair value. The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm's-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values of financial instruments are based on independent prices quoted in active markets. In the absence of an active market, fair values are determined based on valuation models such as discounted cash flows, which require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. Subsequent measurement depends on management's classification of the financial assets as held-for-trading, available-for-sale, held-to-maturity or as loans and receivables, and financial liabilities as held-for-trading or as other liabilities. The classification of financial instruments depends on the nature of and the purpose of the financial instruments, management's choice and in some circumstances, management's intentions.

3.          Change in accounting policies (continued)

(b)       Financial instruments (continued)

The following summarizes the Company's selected financial instrument classifications based on intentions:

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

6.          Prepaid expenses and other assets

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

7.          Property, plant and equipment

8.          Cable TV subscriber base

9.          Other intangible assets

10.        Non-current advances

In 2001, the Company made an advance payment to PPHU Bielsat Sp. z o. o. of $180,332 (Pln 450,000) for an option to purchase the outstanding 49% of shares in Bielsat. The advance will be deducted from the purchase price when the option is executed. The purchase price of the outstanding shares in Bielsat has not yet been established.

11.        Bank, leasing and other financing

11.        Bank, leasing and other financing (continued)

Outstanding balances are as follows:

2007	2006
	$	$
Bank loan of $721,327 (Pln 1,800,000) secured by the fixed assets of the Company.	-	419,912
Revolving bank loan of $240,442 (Pln 600,000) secured by the fixed assets of the Company.	-	149,288
Revolving bank loan of $581,069 (Pln 1,450,000) secured by the fixed assets of the Company.	-	557,433
Bank loan of $80,147 (Pln 200,000) secured by the fixed assets of the Company.	-	60,651
Automotive and equipment leasing contracts secured by the asset being leased. The leasing contracts bear an average annual interest rate of 15.65%. Maturity dates vary from June 2007 to June 2011.	**198,303**	289,668
A bridge loan provided by CYFOCA Holdings Limited ("Penta"). The principal amount due is $2,542,710 (Pln 6,343,341), and is secured by assets and shares in Stream Poland. The loan is convertible into share capital of Stream Poland on closing of the investment.	**2,542,710**	-
Private loan of $245,500 (US$250,000) at a rate of 9% per annum. The loan is to be repaid by August 29, 2009 or converted to equity at a price of US$0.13 per share (Note 21 (a)).	**245,500**	-
Private loan of $294,600 (US$300,000) at a rate of 9% per annum. The loan is to be repaid by December 31, 2008 or converted to equity at a price of US$0.15 per share.	**294,600**	-
Private loan of $198,358 (US$200,000) at a rate of 9% per annum. The loan is to be repaid by December 31, 2009 or converted to equity at a price of US$0.13 per share.	**198,358**	-
Private loan of $29,460 (US$30,000) at a rate of 9% per annum. The loan is to be repaid by December 31, 2007 or converted to equity at a price of US$0.15 per share.	**29,460**	-
A loan bearing interest at 5%, compounded annually. The principal amount due is $3,623,856 (US$3,690,281). The loan is secured by the shares in Stream Poland. Maturity date is January 31, 2008 (Note 22 (e)).	**3,623,856**	4,279,618
	7,132,787	5,756,570

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

The non-controlling interests are comprised of the following:

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

Options outstanding and exercisable at December 31, 2007 are as follows:

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

The fair values of the warrants issued by the Company were estimated using the following weighted average assumptions:

13.        Share capital (continued)

(c)       Warrants (continued)

Outstanding warrants at December 31, 2007 are as follows:

Subsequent to December 31, 2007, 5,650,832 warrants expired unexercised.

14.        Income taxes

(a)       Income tax expense is as follows:

(b)       The Company has tax losses in Canadian dollars available for offset against future taxable income for the following approximate amounts:

Tax losses expire as follows:

14.        Income taxes (continued)

(c)       The Company's current and future income tax expense for the years ended December 31, are as follows:

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

The standby guarantee provides that the guarantor will be providing the Company with financing as follows:

(a)       $2,455,000 (US$2,500,000) equity investment in the Company at a share price for the purpose of such subscription equal to the average closing price of the shares of the Company on the OTCBB, or such other stock exchange or electronic trading facility on which the greatest volume of Stream's share then trade, for the 10 trading days immediately preceding the date of notice of exercise less 25%.

15.        Standby guarantee (continued)

(b)       $2,455,000 (US$2,500,000) loans for a term of three years, with such loan to bear interest at the rate of 10% per annum payable quarterly in arrears. The loans will be convertible on default at the option of the guarantor into common shares of the Company utilizing a conversion price being the average closing price of the shares of the Company on the OTCBB, or such other stock exchange or electronic trading facility on which the greatest volume of Stream's share then trade, for the 10 trading days immediately preceding the date of notice of exercise less 20%.

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

(c)        Lease commitments

The Company's subsidiary has a building lease outstanding with Media Forum Sp z o. o. Lease payments expensed during the year were $15,500 (Pln 40,000) (2006 - $Nil; 2005 - $Nil). The director and owner of Media Forum Sp. z o. o. is a related party to Mr. Rynkiewicz.

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

      Trasco Sp. z o. o. and Mr. Rynkiewicz: $441,900 (US$450,000)

      Blueagle Investments and Mr. Tomaszewski, a related party to Ms. Kozak who is a director of the Company: $294,600 (US$300,000)

(e)        Advisory services

Mr. Tomaszewski received a fee of $117,840 (US$120,000) in 2007 as advisor to the board. Mr. Tomaszewski is a related party to Ms. Kozak, a director of the Company.

21.        Related party transactions (continued)

(f)        Finders fee

Top Consulting received a finder's fee of $116,053 (Pln 428,533) incurred with respect to the transaction with Penta (Note 22 (a)). Top Consulting is a related party of Mr. Dziublowski (non-executive director).

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

23.        Differences between Canadian and United States generally accepted accounting principles

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

(c)        Uncertain tax positions

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under FIN 48, the impact of an uncertain tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. We adopted the provisions of FIN 48 on January 1, 2007. The new standard did not have a material impact on the Company's consolidated financial statements.

(d)        Recent accounting pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards 141(R), Business Combinations ("SFAS 141(R)"), which requires the acquiring entity in a business combination to recognize and measure all assets and liabilities assumed in the transaction and any non-controlling interest in the acquiree at fair value as of the acquisition date. SFAS 141(R) also establishes guidance for the measurement of the acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting treatment for pre-acquisition gain and loss contingencies, the treatment of acquisition related transaction costs, and the recognition of changes in the acquirer's income tax valuation allowance and deferred taxes. SFAS 141(R) is effective for fiscal years beginning January 1, 2009, and is to be applied prospectively as of the beginning of the fiscal year in which the statement is applied. Early adoption is not permitted. We are currently evaluating the impact of SFAS 141(R) on our accompanying consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms, and size of the acquisitions we consummate after the effective date.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"). This Statement defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FSP 157-2, effective date of SFAS 157, which delays the effective date of SFAS 157 for non-financial assets and liabilities to fiscal years beginning after November 15, 2008. The Company expects that adoption of SFAS 157 will not have a material impact on its financial condition or results of operations.

23.        Differences between Canadian and United States generally accepted accounting principles (continued)

(d)        Recent accounting pronouncements (continued)

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities--Including an amendment of FASB Statement No. 115 ("SFAS 159"). This statement gives entities the option to measure certain financial assets and liabilities at fair value, with changes in fair value recorded in earnings. SFAS 159 is effective for fiscal years beginning January 1, 2008. The Company expects that adoption of SFAS 159 will not have a material impact on its financial condition or results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Non-Controlling Interest in Consolidated Financial Statements ("SFAS 160"), a revised standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions rather than as step acquisitions or generating dilution gains or losses. The carrying amount of the non-controlling interests is adjusted to reflect the changes in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interests.

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

Dated:  May 14, 2009

ON BEHALF OF THE COMPANY,
STREAM COMMUNICATIONS NETWORK & MEDIA INC.

Per:

/s/ Jan S. Rynkiewicz
       Jan S. Rynkiewicz
       Chief Executive Officer and President