Form 20-F
period 2008-12-31
STREAM COMMUNICATIONS NETWORK & MEDIA INC.
filed 2012-06-06
CIK 1125670

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from ____________to __________

OR

[  ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

Commission file number 0-30942

STREAM COMMUNICATIONS NETWORK & MEDIA INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Goraszewska 6 Street
Warsaw, 02-910 Poland
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

__________________________________________________________________________________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

81,596,491 common shares at December 31, 2008

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ___   No X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ___   No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes __   No X

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ___ No X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer	Accelerated filer	Non-accelerated filer X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP	International Financial Reporting Standards as Issued by the International Accounting Standards Board	Other X

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17   X     Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___ No X

FORM 20-F INDEX
CONVERSION TABLE	6
GLOSSARY OF NAMES AND TERMS	6
FORWARD-LOOKING STATEMENTS	9
PART 1	9
Item 1 - Identity of Directors, Senior Management and Advisers	9
Item 2 - Offer Statistics and Expected Timetable	9
Item 3 - Key Information	9
A. Selected Financial Data	9
B. Capitalization and Indebtedness	11

C. Risk Factors	11
Item 4 - Information on the Company	16
General	16
Office Space in Canada	17
Stream Communications Sp. z o.o.	17
IEWS (formerly: International Eco-Waste Systems) S.A.	18
Stream Investment (formerly: Polvoice.com, Streamline Media) Sp. z o.o.	18
Item 4A - SEC Comments	19
Item 5 - Operating and Financing Review and Prospects	19
Overview	19
Results of Operations	20
Liquidity, Capital Resources and Subsequent Events	21
Trend Information	22
Contractual Obligations and Loans payable	22
Off-Balance Sheet Arrangements	22
Canadian and US GAAP differences	22
Critical Accounting Estimates	22
Changes in Accounting Policies including Initial Adoption	23
Related Party Transactions	24
Financial Instruments and Other Instruments	24
ITEM 6 - Directors, Senior Management and Employees	25
Directors and Senior Management	25
Executive Compensation	26
ITEM 7 - Major Shareholders and Related Party Transactions	29
Major Shareholders	29
ITEM 8 - Financial Information	30
Legal Proceedings	30
ITEM 9 - The Offer and Listing	30
Nature of Trading Market	30
Trading on the OTC BB and Pink Sheets	30
Item 10 - Additional Information	31
Share Capital	31
Memorandum and Articles	31
Exchange Control and Other Limitations Affecting Security Holders	33
Taxation - Certain Canadian Federal Income Tax Consequences to United States Investors	33
Taxation in Poland	35
Item 11 - Quantitative and Qualitative Disclosures about Market Risk	36
Currency and Exchange Rate Risk	36
Item 12 - Description of Securities Other than Equity Securities	37
Warrants	37

PART II		37
ITEM 13 - Defaults, Dividends, Arrearages and Delinquencies		37
ITEM 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds		37
ITEM 15T - Controls and Procedures		38
ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT		41
ITEM 16B - CODE OF ETHICS		42
ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES		42
ITEM16D -EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES		42
ITEM 16E- PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS		42
ITEM 16F-CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT		43
ITEM 16G - CORPORATE GOVERNANCE		43
PART III		43
ITEM 17 - FINANCIAL STATEMENTS		43
ITEM 18 - FINANCIAL STATEMENTS		43
ITEM 19 - FINANCIAL STATEMENTS		43
EXHIBITS		121
12.1	Certification pursuant to Section 404 of the Sarbanes-Oxley Act by CEO	121
12.2	Certification pursuant to Section 404 of the Sarbanes-Oxley Act by CFO	121
13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act by CEO	121
13.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act by CFO	121
SIGNATURE PAGE		122

v

CONVERSION TABLE

For ease of reference, the following conversion factors are provided:

1 mile = 1.6093 kilometres	1 metric ton (tonne) = 2,205 pounds
1 foot = 0.305 metres	1 troy ounce = 31.103 grams
1 acre = 0.4047 hectare	1 imperial gallon = 4.546 litres
1 long ton = 2,240 pounds	1 imperial gallon = 1.2010 U.S. gallons

GLOSSARY OF NAMES AND TERMS

Broadband	Broadband refers to telecommunication that provides multiple channels of data over a single communications medium, typically using some form of frequency or wave division.
CATV	Community Antenna Television, the original name for Cable TV.
CICA	Canadian Institute of Chartered Accountants
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

PART 1

Item 1 - Identity of Directors, Senior Management and Advisers

Not applicable

Item 2 - Offer Statistics and Expected Timetable

Not applicable

Item 3 - Key Information

A. Selected Financial Data

Financial Highlights

The following table sets forth our selected consolidated financial data for the five year period ended December 31, 2008, prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). This selected consolidated financial data include the accounts of the Company and our subsidiaries.
	Year ended December 31	Year ended December 31	Year ended December 31	Year ended December 31	Year ended December 31
	2008	2007	2006	2005	2004
	$CDN	$CDN	$CDN	$CDN	$CDN
Revenues	1,508,097	7,376,978	6,472,905	5,826,112	4,415,461
Net income/loss from continuing operations
Canadian GAAP	(5,554,705)	(3,107,320)	(4,485,893)	(5,811,359)	(6,564,715)
US GAAP	(5,554,705)	(3,107,320)	(4,444,561)	(4,977,876)	(4,533,705)
Gain/Loss per share basic and diluted
Canadian GAAP	(0.07)	(0.04)	(0.08)	(0.14)	(0.22)

US GAAP	(0.07)	(0.04)	(0.05)	(0.12)	(0.15)
Total assets
Canadian GAAP	3,593,751	16,619,743	14,622,107	13,112,108	14,131,087
US GAAP	3,593,751	16,619,743	14,622,107	13,112,108	14,131,087
Long-term debt(1)	2,073,651	7,132,787	5,756,570	5,174,126	916,237
Capital stock	44,515,479	44,515,479	43,941,186	41,129,499	36,005,421
Weighted average number of common shares outstanding	81,596,491	79,808,820	59,629,483	42,953,922	30,027,489

(1) Including current portion of long-term debt

Exchange Rates

In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars ("CDN"). Equivalents will be given in U.S. dollars ("USD") or Polish zloty ("PLN"), where the first currency stated indicates that a contract, a fee or agreement was made pursuant to a currency other than the Canadian dollar.

Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from January 1, 2004 to December 31, 2008 was as follows:

U.S. DOLLARS PER $1.00 (CDN)

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
High	1.0223	1.1038	0.9134	0.8748	0.8532
Low	0.7739	0.8420	0.8479	0.7851	0.7138
Average	0.9441	0.9356	0.8806	0.8262	0.7701
End of Period	0.8183	1.0194	0.8569	0.8580	0.8303

In this report, several references are made to business in Poland and the Polish currency, the zloty. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Polish zloty (PLN), expressed in U.S. dollars, from January 1, 2004 to December 31, 2008 were as follows:

U.S. DOLLARS PER 1 POLISH ZLOTY (PLN)

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
High	0.4960	0.4130	0.3506	0.3442	0.3366
Low	0.3233	0.3246	0.3042	0.2877	0.2453
Average	0.4219	0.3633	0.3230	0.3099	0.2757
End of Period	0.3403	0.4090	0.3442	0.3070	0.3339

B. Capitalization and Indebtedness

N/A

C. Reason for Offer and use of Proceeds

N/A

D. Risk Factors

The inherent risk exposure to a Company operating in a highly competitive emerging market

All operations of Stream Communications Network & Media Inc. to February 22, 2008 were done through Stream Poland Sp. z o. o. ("Stream Poland") and its subsidiaries in Poland. On February 22, 2008 Stream Communications Network & Media, Inc. lost its control over Stream Poland due to the 33.47% shares disposal to Penta and shares dilution the same day - Penta Investment acquired 16,900 new shares of Stream Poland which diluted our percentage of shares in Stream Poland to 48.86%. On November 29, 2009 Penta Investment acquired additional 73,117 new issued shares of Stream Poland. As of December 31, 2010 our share in Stream Poland was 22.73%.

As a result of Stream Poland deconsolidation our revenue decreased by 80% in the current year as compared to 2007.

In August 2008 we started operating activity in Suwalki town through wholly-owned subsidiary Stream Investment (previously Streamline Media) which has acquired cable TV network and internet network infrastructure with about 16 thousand potential subscribers (HP) in Suwałki. Thanks to the transaction the company has about 16 thousand subscribers The price for TV Cable network was $2,124,248 (PLN 5,300,000), including taxes.

Stream Investment plans to connect subscribers potential customers to the networks and then offer the network whole system with paying subscribers either to Stream Poland or other cable TV operator.

There is an inherent risk exposure to a Company starting operations in a highly competitive emerging market:

- The political environment has historically been stable despite Poland being an emerging market. Any risk associated with the country's political stability has been mitigated though its accession to the European Community, which among other things has forced Poland to adapt a legislation aligned to the European Community's.

- The business environment in Poland is volatile, competitive and sensitive to the overall development of both the US and European economy. Further, the market segment of Stream Investment is highly competitive with large local and international operators who at any time can adapt an aggressive business strategy affecting Stream Investment adversely.

- Suwałki region has a very limited growth potential therefore there is no guarantee to generate enough revenues for further investment into both technology and programming.

- New technical development of alternatives to Stream Investment's core business (Cable TV and Internet) can have an adverse impact on the company. Historically, the Central and Eastern European countries have been faster than the Western European countries to adapt new technologies.

We have a history of losses, likelihood of future losses and dependence on additional financing

We have not been profitable in the past. The aggregate of our net losses (accumulated deficit) of
$ 55,549,004 to December 31, 2008, has been financed by debt, private placements of equity securities, equity issued on settlement of debt and the exercise of stock options and warrants. We may not be profitable in the future.

In addition, our future prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing new businesses, which can be characterised by intense competition and rapidly changing events. The financial statements have been prepared on a going concern basis as we are confident that we will be able to continue as a going concern.

Changes in plans for future acquisitions of new cable television and Internet access businesses

After acquisitions that took place in 2008 and beginning of 2009 the major investor of Stream Poland - Penta - changed the strategy and on December 14, 2010 they sold their stake in Stream Poland to Hyperion S.A. without investing in any new acquisitions. On April 11, 2011 Hyperion S.A. sold all their 77.27% shares in Stream Poland to MINI Telecom S.A. The same day MINI Telecom S.A. sold 7.27% of shares to Almerio Consultancy Limited located in Cyprus. On January 24, 2012 Stream Communications Network & Media Inc., MINI Telecom S.A. and Almerio Consultancy Limited sold all of shares in Stream Poland to Multimedia Polska S.A., a Polish company with its registered office in Gdynia.

Penta brought additional capital to Stream Poland amounting to $7.5 m. in 2008 and approximately $24 m. in 2009. Succeeding owners didn't bring additional capital.

The Company is embarking on a change in operations where business will not be conducted through cabel TV operators

As a result of the sale of shares on February 28, 2008 we became a minor shareholder in Stream Poland. From August 2008 till January 2011 we were conducting our operations through our subsidiary Stream Investment which acquired cable TV network and internet network with subscribers in Suwalki. On January 24, 2011 we sold 100% of shares in Stream Investment to Almerio Consultancy Limited located in Cyprus. On January 24, 2012 we sold all of remaining shares in Stream Poland to Multimedia Polska S.A.

At the date of the report we are seeking new opportunities to conduct business.

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

If foreign exchange rates fluctuate significantly, our profitability may decline

We do not hedge currency risk. Our revenues are generated in PLN and most of our costs are denominated in foreign currencies. Accordingly, significant fluctuations of the PLN in relation to those currencies may adversely affect our business and our financial results.

Dilution of share capital from the exercise of stock options and warrants could affect our market price and deter future equity financing

As at December 31, 2008, the company has issued a total of 81,596,491 shares. There are unexercised options to purchase a total of 590,000 of our shares, and unexercised warrants to purchase an additional 10,200,000 shares (10,790,000 shares in total). All of these options and warrants were unexercised and expired in 2009.

As of December 2008, our constituent documents authorise the issuance of up to 150,000,000 shares of common stock. Consistent with our strategy, we may issue some or all of such shares to acquire one or more businesses or other types of property or to provide additional financing. In addition, we may grant additional options and issue additional warrants in the future. The issuance of those shares may result in a reduction of the market price of our outstanding shares. The issuance of any additional shares will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of our voting control.

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

We have found material weaknesses in our internal controls that require remediation

As we disclose in Part II, Item 15, "Controls and Procedures" of this Form 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2008. While we are in the process of correcting our internal control weaknesses, the material weaknesses in internal control over financial reporting that have been identified will not be remediated until numerous internal controls are implemented and operate for a period of time, are tested, and we are able to conclude that such internal controls are operating effectively. Pending the successful completion of such implementation and testing of the internal controls, we will perform additional procedures to reduce the risk that material weaknesses in internal control over financial reporting result in material misstatements to the financial statements. We cannot provide assurance that these procedures will be successful in identifying material misstatements that may exist in the financial statements. Any failure to implement and maintain the improvements in the internal controls over our financial reporting, or difficulties encountered in the implementation of these improvements in our controls, could result in misstatements in the financial statements that would not be prevented or detected, or cause us to fail to meet our reporting obligations. We cannot assure you that we will not identify additional material weaknesses in our internal controls in the future. Any failure to improve the identified material weakness or any identification of any additional material weaknesses could cause investors to lose confidence in our reported financial information which could have a negative impact on the trading price of our stock.

Risks associated with the sale of all shares in cable TV operators: Stream Investment and Stream Poland

On January 24, 2011 we sold 100% of our shares in Stream Investment to Almerio Consultancy Limited located in Cyprus. On January 24, 2012 we sold all of remaining share in Stream Poland (22.73%) to Multimedia Polska S.A.

At the date of the report the company's Management is seeking new opportunities to conduct business in various sectors.

Item 4 - Information on the Company

General

We have business interests in the country of Poland. Our principal business is providing cable TV and high-speed Internet access in Poland.

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

We have the following operating subsidiary company:

Stream Investment Sp. z o.o., (formerly: "Polvoice.com", "Streamline", "Streamline Media") is a wholly owned subsidiary of our Company, being organized on August 11, 1999, under the laws of Poland. Streamline is acting for and on behalf of Stream Poland acquiring Cable TV System, which subsequently are re-organized and transferred to Stream Poland as an integral part to existing Cable TV Systems. On January 22, 2008, Streamline changed its name to Streamline Investments Sp. z o.o. On January 24, 2011 we sold 100% of our share in Stream Investment to Almerio Consultancy Limited located in Cyprus.

We have the following operating investment in unconsolidated company:

Stream Communications Sp. z o.o. ("Stream Poland") was incorporated on October 26, 1999, under the laws of Poland. At December 31, 2008, we own a 48,86% interest in Stream Poland which is in the business of operating cable television and high-speed Internet in Poland. Stream Poland's growth is being accomplished through acquisitions of small, independent cable TV and high-speed Internet providers and through its own marketing efforts. Stream Poland is located at al. 29 Listopada 130, 31-406 Krakow, Poland. On February 22, 2008, we entered into an agreement with Penta, that allowed Penta to acquire a majority stake in Stream Poland. As of December 31, 2010 our share in Stream Poland was 22,73%. On January 24, 2012 we sold the remaining share in Stream Poland to Multimedia S.A., a Polish company.

The following company is a subsidiary, but no longer has an operating business. We plan to liquidate this Company, as the business purpose is no longer in line with our corporate strategy. The liquidation (legally not yet started) of the company commenced in the second half of 2007 and is expected to be completed by the end of 2012.

IEWS S.A. (formerly International Eco-Waste Systems "IEWS") is a wholly owned subsidiary of our Company being incorporated on September 24, 1996 under the laws of Poland.

We are a reporting issuer in the Province of British Columbia, Canada and our common shares are listed for trading on the OTCBB Pink Sheets under the trading symbol "SCNWF". Our shares also were traded in the past on the Frankfurt exchange under the symbol "TPJ".

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

As at December 31, 2008 Stream owned of 48,86% business activities in Poland through a group of companies, in particular through our unconsolidated company Stream Communications Sp. z o.o. ("Stream Poland") with a registered office in Krakow, ul. Aleja 29 Listopada 130, 31-406 Krakow, and indirectly, through the following subsidiaries of Stream Poland:

Gimsat Sp. Z o. o. ("Gimsat")

Telewizja Kablowa Vega Sp. z o. o. ("Vega")

Bielsat.com Sp. z o. o. ("Bielsat")

Ask Stream Sp. z o. o. ("Ask")

Broker Service Sp. z o.o ("Broker") - acquired in 2008

Homenet Technologies Sp. z o.o. ("Homenet") - acquired in 2008

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

The Supervisory Board directors of Stream Poland are elected by the its shareholders at each annual general meeting, or, in the event of a vacancy, they are appointed by the Supervisory Board of Directors then in office, to serve until the next annual general meeting or until their successors are elected and ratified.

Management Board:

Stream Poland's Management Board as at December 31, 2008:

Andrzej Strehlau (President and CEO)

Vladimir Petrzilka (Director)

Tomasz Danowski (Director)

Supervisory Board:

Stream Poland's Supervisory Board currently comprises of the following members on December 31, 2008 and was changed in 2008 as a result of the investment agreement with Penta:
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

As at December 31, 2007, Stream owns 100% of shares of IEWS. During the second half of 2007, Stream began the process to liquidate he business affairs of IEWS and intends to be liquidated at all. The liquidation is expected to be completed by the end of 2012.

Stream Investment (formerly: "Polvoice.com" or "Streamline Media") Sp. z o.o.

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

In January 2008, Streamline changed its name to Stream Investments Sp. z o.o. In August 2008 Stream Investment started its operating activity in Suwalki town.

On January 24, 2011 we concluded the transaction to sell Stream Investment for PLN 4,000,000 (US$ 1,400,500) to Almerio Consultancy Limited the company based in Nicosia. The Buyer took over from Stream Communications Network & Media Inc. 100% of the share capital of Stream Investment.

The funds allowed for the partial repayment of outstanding debts of Stream Communications Network & Media Inc. and to continue its business operation.

Item 4A - SEC Comments

The Company is not subject to any unresolved SEC issues, comments or disputes, besides the Company is not compliant with reporting requirements.

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

OPERATING RESULT FOR PERIOD ENDED DECEMBER 31

	2008	2007	2006	2008/2007	2007/2006
Revenue	1,508,097	7,376,978	6,472,905	(80)%	14%
Profit/(Loss) from Operations	(2,796,537)	(3,418,085)	(3,117,236)	201%	(10)%
Add back:
Amortization	365,646	2,159,233	2,388,716
Restructuring Expenses	-	-	209,523
(Profit)/Loss on Disposal of Assets		3,053	16,013
Adjusted EBITDA	(1,217,611)	(1,255,799)	(502,984)	(3)%	150%

Results of Operations

Year ended December 31, 2008 compared to the year ended December 31, 2007

Stream Communications Network & Media, Inc. is reporting an Operating Loss of ($2,796,537) for the year ended December 31, 2008 (in comparison with Operating losses in previous years 2007 -
$ (3,418,085); 2006 -$ (3,117,236)). The improvement of the Operating Result is the result of operating expenses reduction due to the Stream Poland deconsolidation. At the same time the Company recognized the impairment loss regarding TV equipment located in Suwałki amounting to 1,213,281.

The results for the year 2008 is only to a limited extent comparable to previous years, due to the company's disposal of shares in Stream Communications Sp. z o. o. (Stream Poland) which is not consolidated with the company as of February 22, 2008.

Revenue decreased by 80% in the current year as compared to 2007 as result of only consolidating
2 months of revenue from Stream Poland, whereas in previous years is was a fully consolidated subsidiary. Although the Greenfield site in Suwalki commenced operation in April 2008, it has only started selling of services in August 2008. It brought only $15,261 of revenues. All remaining revenues in 2008 and all revenues in 2007 were derived from Stream Poland.

Except for the impairment loss, operating Expenses decreased significantly in the period ended December 31, 2008 compared to December 31, 2007, which is due to Stream Poland's result is consolidated for two months only. Amortization expenses decreased from $2,159,233 in 2007 to $365,646 in 2008 i.e. by 83%, payroll and related expenses decreased from $2,685,838 in 2007 to $809,568 in 2008 i.e. by 70%, management and professional fees decreased from $1,694,504 in 2007 to $889,341 in 2008. Total operating expenses dropped from $10,795,063 in 2007 to $3,091,353 in 2008 i.e. by 71%

Income Taxes were provided for the year of 2008 for the amount of $17,015, which is entirely related to the period January 1, 2008 - February 22, 2008 when Stream Poland was consolidated. In the same period of 2007, the company made a tax provision of $162,809 also relating to the result of the Polish operations.

All together, the Company ended the year 2008 with a net loss amounting to $5,554,705 versus a net loss in 2007 amounting to $3,107,320 due to the change in consolidation which caused the operating loss amounting to $2,796,537, the gain made on the sale of shares in Stream Poland to Penta amounting to $5,045,762 , gain on shares' dilution amounting to $2,826,781 and the share of loss on the equity investments in Stream Poland amounting to $9,802,330.

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

Liquidity, Capital Resources and Subsequent Events

As of December 31, 2008 there was very substantial doubt about the Group's ability to continue as a going concern. However as the date of this report company's Management believe the company is able to continue its activity for the next 12 month.

Our working capital deficiency as at December 31, 2008 was $2,210,044, compared to the working capital deficiencies at December 31, 2007 which was $11,123,202.

The company received in October 2009 the escrowed amount of $817,013 from Penta.

On January 24, 2011 we concluded the transaction of sale of Stream Investment for PLN 4,000,000 (US$ 1,400,500) to Almerio Consultancy Limited the company based in Nicosia. The funds allowed for the partial repayment of outstanding debts of Stream Communications Network & Media Inc. and to continue its business operation.

On January 24, 2012 we sold all of remaining share in Stream Poland (22.73%) to Multimedia Polska S.A for total price of PLN 29.000.000,00 (US$9,000,000).

According to the sale agreement, the price for the above mentioned shares will be paid as follows:

  the amount of PLN 2.900.000 (two million nine hundred thousand) (US$900,000) was paid by the date of 30th January 2012;

  the amount of PLN 26.100.000 (twenty six million one hundred thousand) (US$8,100,000) will be payable within 7 days from the date on which the President of Antimonopoly Office will pass a decision with consent to a concentration, however in any case, even when the President of Antimonopoly Office will refuse to give a consent to the concentration, not later than on 30th September 2012. Stream Communications received final consent before this report has been signed.

The proceeds received from the sale of shares in Stream Poland will be used for financing our further business activity and repayment of private loans.

Trend Information

At the date of the report the Management is seeking new opportunities to conduct business in various lines.

Contractual Obligations and Loans payable

Contractual obligations at December 31, 2008 are as follows:
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	Nil	Nil	Nil	Nil	Nil
Short-term debt	$2,073,651	$2,073,651	Nil	Nil	Nil
Capital lease obligations	Nil	Nil	Nil	Nil	Nil
TOTAL	$2,073,651	$2,073,651	Nil	Nil	Nil

On December 15, 2006 and March 2, 2007, Stream Investment ("Streamline") entered into two preliminary agreements for two greenfield sites, the Suwalki project and the Lubin project, respectively. The Company has developed one of the sites (Suwalki) in 2007 and starting from 2008 it generates revenue; the preliminary agreement for development of the second site (Lubin) was terminated by contractor on January 12, 2009.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet arrangements.

Canadian and US GAAP differences

The company is maintaining its accounting records in accordance with general accepted accounting principles ("GAAP") in Canada, with reconciliation to US GAAP for financial reporting purposes.

When reconciling the consolidated financial statements to US GAAP, there are no differences in 2008, however the Company recorded the following differences in previous years:

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

Valuation of Long-Lived Assets. On an annual basis, we review the long-lived assets held and used by us (primarily Cable TV Equipment and Conduit) for impairment. Assessing the appropriate valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when book values exceed our estimate of undiscounted future net cash flows associated with the assets. We review the carrying value of our capital assets, including construction in progress and believe that our reported values are recoverable based on current circumstances.

Amortization. Amortization of property, plant and equipment is principally based on a declining balance method where the cost of equipment is amortized over the conservative estimate of its useful life, salvage, or residual value.

Future Income Taxes. We record future income tax assets, including potential tax benefit for operating loss carry-forwards and future income tax liabilities. The amount of the valuation allowance that we record for these assets is based upon various management judgments, assumptions and estimates. These include judgments regarding the tax rates that will be applicable to the future income tax amount and the likelihood that we will generate sufficient taxable income or gains to utilize future income tax assets. Due to the numerous variables associated with our judgments, assumptions and estimates relating to the valuation of our future income tax assets and liabilities, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainties and, as additional information becomes known, we may change our estimates.

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

There were no other changes in accounting policies in 2008.

Related Party Transactions

(a)   Loan from Top Consulting

Mr. Dziublowski (non-executive director) made in 2007 a loan to Stream Canada from a company controlled by him, Top Consulting, for the amount of $245,500 (US$250,000). The loan bears an annual interest of 9%.

(b)   Advertising Agency

In 2006, Stream Poland, a subsidiary of the Company, had appointed Media Forum Sp. z o. o. as advertising agency for the Company's Polish operations. During 2008, Media Forum Sp. z o. o. did not render services for Stream Poland (2007 - $97,680; 2006 - $58,498). The director and owner of Media Forum Sp. z o. o. is a related party to Mr. Rynkiewicz.

(c)   Lease Commitments

The Company's subsidiary has a building lease outstanding with Media Forum Sp z o.o. Lease payments expensed during the year were approximately $48,500 (2007 - $15,500; 2006 - $Nil). The director and owner of Media Forum Sp. z o. o. is a related party to Mr. Rynkiewicz.

The Company has an automobile lease outstanding with Media Forum Sp. z o. o, an enterprise that is under common management of the Company. Lease payments expensed during the year were approximately $450 (2007 - $7,700; 2006 - $Nil). The director and owner of Media Forum Sp. z o.o. is a related party to Mr. Rynkiewicz.

(d)   Finder's Fee

Mr. Dziublowski (non-executive director) received in 2008 a finder's fee ($178,995) from Stream Canada through a company controlled by him, Top Consulting.

(e)   Management Fees

Management fees of $538,919 (2007 - $528,000; 2006 - $203,868) and bonuses of $Nil (2007-$500,000; 2006 - $500,000) were paid during the year to certain directors and executives of the Company. Of this amount, during 2008 the Company paid remuneration in the amount of $91,544 (2007 - $184,691) owing to Mr. Rynkiewicz representing Trasco Sp. z o.o., an enterprise that is under common management of Mr. Rynkiewicz.

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

ITEM 6 - Directors, Senior Management and Employees

Our board of directors is elected by our shareholders as indicated in our Articles. Directors receive directors' fees (see Directors' Fees under Executive Compensation). Our executive officers are appointed by our board of directors and have service agreements with us. The normal notice period for executive officers is 12 months. In the case of Stream Poland, both the Supervisory Board and the Management Board are elected by the General Meeting of Shareholders (in practice - by the only shareholder i.e. the Parent Company). The following sets out our directors and officers:

Directors and Senior Management as of 31.12.2008:
Stream Communications Network & Media, Inc.
Robert Dziublowski	Chairman of the Board, Director
Jan S. Rynkiewicz	President & CEO,
Iwona Kozak	Vice-President & Secretary
Michał Mazurek	Chief Financial Officer
Przemysław Aussenberg	Director

Directors and Senior Management as of 31.12.2011:
Jan S. Rynkiewicz	President & CEO, Director
Robert Dziublowski	Director
Przemysław Aussenberg	Chief Financial Officer, Director
Zbigniew Tragarz	Director

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

Robert Dziublowski brings over 20 years of experience in investing, consulting and management and has advised a number of international companies on doing business, building a Central European presence or making acquisitions in Poland and Central Europe. His clients have included Nasdaq and Eiffage Construction, one of the largest construction groups in Europe. He has advised leading Polish companies in acquisitions in the insurance, media and telecommunications sectors. His clients have included Wussler Group, a partner of company of Ted Turner Pictures, WPI, a U.S. telecommunications group, and Grupa PZU, a leading Polish financial services firm. He has served on the boards of a number of companies traded on the Warsaw Stock Exchange, and currently serves on the board of Mobiltek, a company he launched in 2002. Mr. Dziublowski received an M.A. in Political Science from Warsaw University in 1988 and an M. A. in International Relations from University of Hawaii in Honolulu in 1990.

Przemysław Aussenberg brings over 20 years of experience in business management concentrating on financial management, restructuring and fund raising.

Mr. Aussenberg graduated from Warsaw University, the Faculty of Management.

He held a number of senior executive positions, including Financial Director for ITI Group, a media conglomerate in Poland active in various sectors of entertainment, such as television, multiplex cinemas and movie production companies.

Mr. Aussenberg was also a Chief Financial Officer and a Board member with TVN, a leading commercial television company in Poland, listed on the Warsaw Stock Exchange.

He served as a Chief Financial Officer of Elektrim S.A., an energy and telecom conglomerate listed on the Warsaw Stock Exchange which indirectly controlled 25% of PTC, the largest mobile telephone operator in Poland.

Mr. Aussenberg gained his experience in funds raising for companies from various industries in Poland like food, fuel and energy, pharmacy.

Since 2004, Mr. Aussenberg has been also working with Warsaw Equity Holding (WEH), private equity fund in Poland serving as a board member for several businesses from fund's portfolio. WEH invests in various business areas in Poland concentrating on development and execution of the company's turnaround and restructuring strategy.

Mr. Aussenberg has been co-operating with Stream Communications since 2006 as non-executive Director. Since April 2010 is working for the Company as CFO as well.

Zbigniew Tragarz Mr Tragarz has over 25 years of professional practice and experience in organization building, management turnaround, sales and business development in de range of companies: from commodity trade and manufacturing to equity investment projects.

In 1977 joined Foreign Trade Enterprise specialized in electronic goods. In 80's he has extensively traveled in Middle East and Far East as a company trade representative and Director of Company Branch Office in India. Spent almost three years in New Delhi working on several investment projects including picture tubes plant and electronic components plant.

In 1986 joined the biggest electronic plant in Poland, Polkolor in Warsaw, as project and export manager dealing with company's export activity and investment projects abroad (Turkey, China, USA). From 87 to 89 Board Member in Terla-Polkolor joint venture in Istanbul.

From 1990 associated to INVESCO fund in Poland, working on several investment and privatisation projects in Poland (Zywiec, Okocim, Pudliszki, and other EEDF investments in Poland).

He graduated from Warsaw Technical College. He aslo completed professional foreign trade courses in SGPiS (now SGH) in Warsaw.

From 2000 served as board member for various Stream Communications group of companies. Since December 2011 non-executive director of Stream Communications

Executive Compensation

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

The following table details the compensation paid to our executive officers for the year ended December 31, 2008

Summary Compensation Table
Name	Salary ($CDN)	Bonus ($)	All Other and annual Compensation and LTIP Payouts ($CDN)	Securities under Option	Restricted Shares or Restricted Share Units
Jan Rynkiewicz	361,544	Nil	N/A	Nil	Nil
Iwona Kozak	177,375	Nil	N/A	250,000	Nil

Management Contracts
Jan Rynkiewicz

has been appointed for a 5 year period commencing on June 12, 2006 at a basic annual remuneration of US $120,000, payable monthly in equal parts. Mr. Rynkiewicz's contract has been renewed for four years commencing February 1, 2007 at a basic salary of $360,000 per annum payable monthly in equal part. On January 1, 2009 this amount was decreased to $120,000 per annum. In addition Mr. Rynkiewicz is entitled to the use of a vehicle of the value not exceeding $900 per month including lease and operating expenses.

As a director of the Board, Mr. Rynkiewicz receives US $15,000 per annum, payable quarterly.

Mr. Rynkiewicz is entitled to participate and receive bonus, stock options and other long-term incentive schemes the company may provide to its employees.

Iwona Kozak

A new management contract was entered into on June 15, 2006. Ms. Kozak continued to serve as a director in 2007 at the Company and received the same compensation as a non-executive director throughout the year, which was a basic remuneration of $168,000 per annum payable monthly in equal parts. This remuneration includes director's fees for serving on the Board of Directors of the Company. Iwona Kozak resigned in 2011.

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

2.   Jan Rynkiewicz

3.   Zbigniew Tragarz

Our board of directors has established a compensation committee to review remuneration paid to senior officers of the Company.

Compensation Committee Members:

1.   Jan Rynkiewicz

2.   Przemysław Aussenberg

3.   Robert Dziubłowski

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

Corporate Governance Committee Members:

1.   Jan Rynkiewicz

2.   Przemysław Aussenberg

3.   Robert Dziublowski

Employees

The average number of employees was as follows:
	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Canada	2	2	3	3
Poland	2	81	81	81

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

ITEM 8 - Financial Information

Legal Proceedings

The Company has received invoices from a creditor for amounts due for work performed in regards to an IPO on the Warsaw exchange in 2003. The amount claimed is USD $3,145,885 of which $NIL has been accrued at December 31, 2008 (December 31, 2007 - $NIL; December 31, 2006 - $NIL). The Company is of the opinion that these amounts are due if the IPO on the Warsaw Exchange is completed.

The Company was defending an action pursuant to certain alleged unpaid legal invoices. The lawsuit was estimated for the amount of $280,245 of which $NIL has been accrued at December 31, 2008 (December 31, 2007 = $NIL; December 31, 2006 - $NIL). The Company is of the opinion that these legal costs related to the IPO on the Warsaw Exchange were not directed by the Company or on its behalf.

As of the date of this report, the above claim, if existed, would have expired. We are not aware of any circumstances which point to the fact that anyone would find this claim be payable.

ITEM 9 - The Offer and Listing

Nature of Trading Market

Our common shares were listed on the OTC BB Exchange in the United States, under the symbol "SCNWF". We started trading on the OTC BB on March 11, 2004. On July 17, 2007, the company was moved to the Pink Sheets trading under the same symbol.

Trading on the OTC BB and Pink Sheets

The following table sets forth the high and low sale prices on the OTC BB for our common shares for each monthly period in the past 36 months.

Period	Volume	High	Low
2008-12	2,448,308	0.040	0.010
2008-11	32,548	0.050	0.040
2008-10	21,808	0.060	0.050
2008-09	188,703	0.100	0.050
2008-08	245,813	0.090	0.050
2008-07	153,200	0.090	0.060
2008-06	206,200	0.150	0.085
2008-05	447,400	0.200	0.145
2008-04	468,600	0.200	0.085
2008-03	180,100	0.160	0.120
2008-02	167,100	0.240	0.150
2008-01	486,300	0.280	0.150
2007-12	540,300	0.275	0.170
2007-11	536,800	0.320	0.180
2007-10	3,274,000	0.265	0.140
2007-09	596,100	0.160	0.120
2007-08	398,800	0.180	0.050
2007-07	591,900	0.215	0.130
2007-06	1,034,400	0.210	0.110
2007-05	1,398,600	0.200	0.110
2007-04	3,031,800	0.255	0.160
2007-03	2,165,600	0.330	0.200
2007-02	3,567,000	0.300	0.145
2007-01	1,682,900	0.169	0.100
2006-12	854,279	0.150	0.120
2006-11	1,078,330	0.160	0.100
2006-10	1,783,806	0.270	0.140
2006-09	896,669	0.240	0.130
2006-08	657,920	0.290	0.225
2006-07	585,494	0.349	0.225
2006-06	2,558,232	0.330	0.170
2006-05	752,100	0.190	0.170
2006-04	1,010,600	0.260	0.190
2006-03	1,424,500	0.250	0.160
2006-02	2,203,500	0.200	0.160
2006-01	1,709,600	0.210	0.170

Item 10 - Additional Information

Share Capital

Our authorized share capital as at December 31, 2008 was 150,000,000 common shares without par value. At December 31, 2008 our issued and outstanding share capital was 81,596,491.
Outstanding Shares per December 31, 2007	81,596,491 Shares
Outstanding Shares per December 31, 2008	81,596,491 Shares

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

We do not believe the Company was a passive foreign investment company during the fiscal period ended December 31, 2008 or any other year.

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

Corporations are subject to corporate income tax at a rate of 19% in 2008, 2007, and 2006.

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

We did not have any foreign currency derivatives outstanding at December 31, 2008. Accordingly, no market risk existed for such instruments at this date.

The table below reflects changes in the exchange rates of the currencies in which Stream conducts its operations as at the end of and as average during each year.

Exchange Rates in the years 2007-2008
	December 31, 2008	Average Rate for 2008	December 31, 2007	Average Rate for 2007
PLN/USD	2.9386	2.3700	2.4480	2.7688
PLN/EUR	4.1529	3.5226	3.6262	3.7925
PLN/CND	2.4110	2.2583	2.4954	2.5807
CND/USD	1.2228	1.0667	0.9820	1.0744

The effect of foreign currency fluctuations has affected the book value of property, plant and equipment and intangibles. The operations of the Company are situated in the country of Poland along with most of its assets. The foreign exchange rates for the Canadian dollar and the Polish zloty are as follows:
	Rate at the end of the year	Average rate for the year
2008	2.4110	2.2583
2007	2.4954	2.5807
2006	2.4992	2.7409
2005	2.8033	2.6757
2004	2.4898	2.8049

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

	Number of Warrants	Weighted average exercise price ($)	Fair value of warrants ($)
Balance, December 31, 2005	1,698,310	0.72	2,439,684
Granted	1,183,333	0.32	209,532
Granted	866,667	0.33	153,194
Granted	1,200,000	0.25	190,771
Granted	2,234,165	0.25	614,634
Granted	166,667	0.25	45,017
Granted	2,400,000	0.26	172,816
Balance, December 31, 2006	9,749,142	0.35	3,825,648
Granted	5,100,000	0.13	616,735
Expired	(1,698,310)	(0.72)	(2,439,684)
Balance, December 31, 2007	13,150,832	0.23	2,002,699
Expired	(8,050,832)	(0.17)	(1,385,964)
Balance, December 31, 2008	5,100,000	0.12	616,735

Shares issued upon exercise of a warrant may not be resold until the hold period on the private placement has ended. There are no hold periods on the above-mentioned warrants.

PART II

ITEM 13 - Defaults, Dividends, Arrearages and Delinquencies

On March 17, 2009, the Lender has prolonged the maturity date and it is to be repaid not later than December 31, 2012

On August 18, 2009, the Lender has prolonged the maturity date of the loan and it is to be repaid not later than December 31, 2012.

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

The Company has evaluated, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the effectiveness of its disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2008. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2008, due to the material weaknesses in the Company's internal control over financial reporting described below in "Management's Report on Internal Control over Financial Reporting".

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

As of the end of the period covered by this report, the Company's management, including the principal executive officer and principal financial officer, completed our evaluation of the effectiveness of our internal control over financial reporting, which we had been conducting based on the criteria for effective internal control over financial reporting described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treasury Commission ("COSO"). Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective during the fiscal period ending December 31, 2008.

Management completed its assessment of internal control over financial reporting ("ICFR"), and has identified certain material weaknesses that existed in the design or operation of our internal control over financial reporting. The Public Company Accounting Oversight Board has defined a material weakness as a "deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis". The following material weaknesses were identified in our 2008 assessment:

386

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

  Insufficient staffing in Accounting and Finance, leading to an Ineffective Internal Control Environment & Failure to retain evidence supporting Management's Testing - We did not have a sufficient number of accounting personnel with an appropriate level with the necessary expertise within its accounting and finance function. The lack of sufficient staff did not allow the Company to maintain an effective internal control environment. Specifically, management concluded that the deficiencies in the control environment contributed to the Company's inability to document and retain evidence supporting our tests of design and operations of all controls over our ICFR as at and for the year ending December 31, 2008.

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

This annual report does not include an attestation report of our independent registered public accounting firm regarding the effectiveness of internal control over financial reporting. The effectiveness of internal control over financial reporting was not subject to attestation by the Company's independent chartered accountants pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

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

Changes in Internal Control over Financial Reporting

Except as set forth above, there have been no changes in our internal control over financial reporting that occurred during the twelve months ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the financial years ended 2006 to 2008 we employed the following auditing firms. Their remuneration and services performed are as follows:

Year ended December 31, 2008
Firm	Services	Fees
BDO Numerica	Audit fees	$37,522
Deloitte & Touche LLP Independent Registered Chartered Accountants	Advisory	$4,500

Year ended December 31, 2007
Firm	Services	Fees
Deloitte & Touche LLP Independent Registered Chartered Accountants	Audit fees Disbursements	$234,840 $ -

Year ended December 31, 2006
Firm	Services	Fees
Deloitte & Touche LLP Independent Registered Chartered Accountants	Audit fees Disbursements	$201,408 $9,100

No other audit related, tax or other fees were paid by the company.
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

As Deloitte&Touche LPP, Chartered Accountants has tendered its resignation as the auditor of the Company effective November 28, 2008, on December 17, 2008 the General Meeting of Shareholder resolved that BDO Numerica Auditors&Consultants Sp. z o.o. would be appointed as an Auditor of the Company for the fiscal year 2008.

Prior to the resolution of the General Meeting of Shareholders, on December 15, 2008 the appointment of BDO Numerica Auditors&Consultants was resolved by the Board of Directors.

The audit reports on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion, or was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two most recent fiscal years and any subsequent interim period preceding the resignation of Deloitte&Touche LPP there were not any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s)

in connection with its report.
ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17 - FINANCIAL STATEMENTS

See Item 19

ITEM 18 - FINANCIAL STATEMENTS

Not applicable.

ITEM 19 - FINANCIAL STATEMENTS

    Report of Independent Registered Public Accounting Firm

    Consolidated Statement of Operations and Deficit for each of the years ended December 31, 2008, 2007 and 2006

    Consolidated Statement of Shareholders' Equity and Comprehensive Income (Loss) for each of the years ended December 31, 2008, 2007 and 2006

    Consolidated Balance Sheet for the years ended December 31, 2008, 2007 and 2006

    Consolidated Statement of Cash Flows for each of the years ended December 31, 2008, 2007 and 2006

    Notes to the Consolidated Financial Statements.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Stream Communications Network & Media Inc.

We have audited the consolidated balance sheets of Stream Communications Network & Media Inc. (the "Company") as of December 31, 2008 and 2007 and the related consolidated statements of operations and deficit, shareholders' equity and comprehensive loss and cash flows for each of the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stream Communications Network & Media, Inc. at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended December 31, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

Poznań, Poland

May 31, 2012

BDO Spółka z o.o.
ul. Postępu 12, 02-676 Warsaw
Registration No. 3355

Comments by Auditors for United States Readers on Canada-United Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of explanatory paragraphs (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements, and when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in Note 3 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders and Board of Directors, dated May 31, 2012 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and changes in accounting principles in the auditors' report when these are adequately disclosed and the change is properly accounted for and adequately disclosed in the financial statements.

Poznań, Poland

May 31, 2012

BDO Spółka z o.o.
ul. Postępu 12, 02-676 Warsaw
Registration No. 3355

1.     Continuation of operations

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

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has recurring operating losses, an accumulated deficit of $55,549,004 and negative working capital of $2,210,044 at December 31, 2008. The continuing operations of the Company are dependent upon its ability to commence profitable operations in the future. Therefore, as of the date these financial statements have been prepared, there is a substantial doubt about the Group's ability to continue as a going concern.

On January 24, 2011 we concluded the transaction of sale of Stream Investment for PLN 4,000,000 (US$ 1,400,500) to Almerio Consultancy Limited the company based in Nicosia. The funds allowed for the partial repayment of outstanding debts of Stream Communications Network & Media Inc. and to continue its business operation.

On January 24, 2012 we sold all of remaining share in Stream Poland (22.73%) to Multimedia Polska S.A for total price of PLN 29.000.000,00 (US$9,000,000).

According to the sale agreement, the price for the above mentioned shares will be paid as follows:

  the amount of PLN 2.900.000 (two million nine hundred thousand) (US$900,000) was paid by the date of 30th January 2012;

  the amount of PLN 26.100.000 (twenty six million one hundred thousand) (US$8,100,000) will be payable within 7 days from the date on which the President of Antimonopoly Office will pass a decision with consent to a concentration, however in any case, even when the President of Antimonopoly Office will refuse to give a consent to the concentration, not later than on 30th September 2012. Stream Communications received final consent before this report has been signed.

The proceeds received from the sale of shares in Stream Poland will be used for financing our further business activity and to repay private loans.

At the date of the report the Management is seeking new opportunities to conduct business in various lines.

Management has prepared these financial statements on the basis that the Company will be able to continue as a going concern for at least 12 months after December 31, 2008. These financial statements do not include any adjustments that might be necessary as a result of the uncertainty regarding going concern. Such adjustments could be material.

2.     Significant accounting policies

These consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles ("GAAP") applicable in Canada. Canadian GAAP differs in certain respects from accounting principles generally accepted in the United Stated ("US GAAP") as explained in Note 27. A summary of the significant accounting policies are as follows:

(a)   Consolidation

These consolidated financial statements include the accounts of the Company and the following subsidiaries. All significant intercompany transactions and balances have been eliminated.

	Country of	Percentage ownership
	incorporation	2008	2007	2006

Stream Investment Sp. z o. o. ("Streamline")	Poland	100%	100%	100%
IEWS SA ("IEWS")	Poland	100%	100%	100%

These consolidated financial statements include in the comparatives for 2007 and 2006 the accounts of the following subsidiaries. All significant intercompany transactions and balances have been eliminated. Since February 22, 2008 the Company holds 48,86% of Stream Poland, which is accounted for using the equity method.

Subsidiaries of Stream Communication Sp. z o. o. ("Stream Poland"):

	Country of	Percentage ownership as of December 31,
	incorporation	2008	2007	2006

Gimsat Sp. z o.o. ("Gimsat")	Poland	100%	100%	100%
Vega Sp. z o.o. ("Vega")	Poland	100%	100%	100%
Bielsat.com Sp. z o.o. ("Bielsat")	Poland	51%	51%	51%
Ask Stream Sp. z o.o. ("Ask")	Poland	100%	100%	60%
Broker Service Sp. z o.o. ("Broker")	Poland	100%	0%	0%
Homenet Technologies Sp. z o.o. ("Homenet")	Poland	100%	0%	0%

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

(f)   Impairment of long-lived assets

Long-lived assets are comprised of property, plant and equipment and intangibles assets subject to amortization. The Company reviews the carrying value of long-lived assets for potential impairment when there is evidence that events or changes in circumstances exist that indicate the carrying value might not be recoverable. The recoverability of long-lived assets is determined by evaluating whether the carrying value of such assets can be recovered from estimated undiscounted future operating cash flows. When an asset is impaired, according to the foregoing test, an impairment loss is measured and recognized as the excess of the carrying value of the asset over its fair value. The intangible assets impairment test had no impact on the Company's results for the years ended December 31, 2008, 2007 and 2006.

For the year 2008 the recoverability of cable TV equipment in Suwalki has been tested for potential impairment. Management has estimated the undiscounted future cash flow associated with these assets below the carrying value. Consequently the impairment loss amounted for $1,213,281 has been recorded

(g)   Transaction costs

Transaction costs directly attributable to the acquisition or issue of a financial asset or financial liability are expensed directly into income and are included in financing (expense) income on the consolidated statement of operations and deficit.

(h)   Comprehensive income and hedges

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

(ii)   Derivatives

All derivative instruments are recorded on the balance sheet at fair value. At December 31, 2008 and 2007, the Company does not have any derivative instruments designated as hedging instruments.

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

(vi)   Financial instruments

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

(v)   Held-for-trading

Financial instruments classified as held-for-trading are measured at fair value with the realized and unrealized changes in fair value recognized each reporting period through financing (expense) income on the consolidated statement of operations and deficit. The Company had no transition adjustments at January 1, 2007 for held-for-trading financial instruments.

(vi)   Available-for-sale

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

(vii)  Held-to-maturity

Financial instruments classified as held-to-maturity are measured at amortized cost using the effective interest method. The Company had no transition adjustments at January 1, 2007 for held-to-maturity financial instruments.

(viii) Loans and receivables and other liabilities

Financial instruments classified as loans and receivables and other liabilities are measured at amortized cost. Transaction costs of the loans and receivables and other liabilities are expensed directly into income on the consolidated statement of operations and deficit. The Company had no transition adjustments at January 1, 2007 for loans and receivables or other liabilities.

(j)   Foreign currency translation

The Company's financial statements are presented in Canadian dollars. The Company's non-Canadian operations are translated into Canadian dollars using the current rate method of translation. Under this method, foreign assets and liabilities are translated into Canadian dollars, at the rate of exchange at the balance sheet date. Revenues and expenses are translated into Canadian dollar equivalents at the average rate of exchange throughout the period. Gains and losses arising from translation of the financial statements are disclosed as a separate component of shareholders' equity in accumulated other comprehensive income.

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

(k)   Revenue recognition

Substantially all revenues are derived from cable TV and internet subscriber fees. Subscriber fees are recorded as revenue in the period the service is provided. Funds received in advance are deferred. At present initial hook-up fees are nominal and are recorded as revenue when charged.

(l)   Stock-based compensation

The Company applies the fair value method of accounting for all stock option awards. Under this method, the Company estimates compensation expense for stock option awards using the Black-Scholes model based on the fair value of the options at the later of the date of grant or the date of shareholder approval of the grant. The fair value of the options is expensed over the expected life of the options.

(m)   Income taxes

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

(n)   Loss per common share

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

(o)   Recent accounting pronouncements

In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures. The new standard requires disclosure of qualitative and quantitative information that enables users of financial statements to evaluate the Company's objectives, policies and processes for managing capital. These recommendations are effective for the Company's interim and annual reporting periods beginning January 1, 2008. This new standard requires incremental disclosures, however, it has not a material effect on the Company's consolidated financial statements.

In December 2006, the CICA issued Handbook Sections 3862, Financial Instruments - Disclosures, and 3863, Financial Instruments - Presentation, which will replace Section 3861, Financial Instruments - Disclosure and Presentation. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements and are effective for the Company's interim and annual reporting periods beginning January 1, 2008. These new standards requires revised disclosures, however, it has not a material effect on the Company's consolidated financial statements.

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

In June 2007, the CICA issued changes to Section 1400, General Standards of Financial Statement Presentation. Section 1400 has been amended to include requirements to assess and disclose an entity's ability to continue as a going concern. Management shall make an assessment of an entity's ability to continue as a going concern. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern, those uncertainties shall be disclosed. When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern. Section 1400 is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The adoption of this standard has no impact on the Company's operating results or financial position and on the Company's financial statement disclosure.

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

In February 2008, the Accounting Standards Board ("AcSB") of the CICA confirmed that Canadian GAAP for publicly accountable enterprises will be converged with International Financial Reporting Standards ("IFRS") effective in the calendar year 2011. The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS such as IAS 2 "Inventories" and IAS 38 "Intangible Assets", thus mitigating the impact of adopting IFRS at the mandatory transition date. The Company continues to monitor changes arising from this convergence and, as required by CSA Staff Notice 52-320, the Company will include a discussion of the key elements and timing of its IFRS changeover plan in its annual MD&A for the following year.

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

4.     Cash and cash equivalents

Cash equivalents are guaranteed investment certificates (Mastercard security term deposit).

At December 31, 2008 the Company did not hold any cash equivalents in asset-backed commercial paper.

5. Accounts receivable

The main position in accounts receivable at December 31,2008 is escrow amount ($928,844), received from Cyfoca Holidings (Penta) in October, 2009.

6. Prepaid expenses and other assets

Stream Communications makes prepayments for services, goods and property, plant and equipment purchases.

The Company policy is to keep only the most basic parts and inventory supplies on hand, as equipment suppliers in general are able to deliver ordered parts within 48 hours. At the end of 2007, the Company commenced an upgrade program of existing networks. This was related only to Stream Poland, so at December 31, 2008 the Company had no inventory.

7. Property, plant and equipment

The recoverability of cable TV equipment in Suwalki has been tested for potential impairment as of December 31, 2008. Management has estimated the undiscounted future cash flow associated with these assets below the carrying value. Consequently the impairment loss amounted for $1,213,281 has been recorded.

Since February 22, 2008 the Company holds 48,86% of Stream Poland, which is accounted for using the equity method. The change in cost of property , plant and equipment between December 31, 2008 and December 31, 2007 is due to the disposal of 51.4% of our shares in Stream Poland.

8.     Cable TV subscriber base

Since February 22, 2008 the Company holds 48,86% of Stream Poland, which is accounted for using the equity method. The change in cost of cable TV subscriber base between December 31, 2008 and December 31, 2007 is due to the disposal of 51.4% of our shares in Stream Poland.

9.     Other intangible assets

Since February 22, 2008 the Company holds 48,86% of Stream Poland, which is accounted for using the equity method. The change in cost of cable TV subscriber base between December 31, 2008 and December 31, 2007 is due to the disposal of 51.4% of our shares in Stream Poland.

10.   Non-current advances

In 2001, Stream Poland made an advance payment to Bielsat.com Sp. z o.o. of $180,332 (PLN 450,000) for an option to purchase the outstanding 49% of shares in Bielsat. The advance was deducted from the purchase price when the option is exercised. Since February 22, 2008 the Company holds 48,86% of Stream Poland, which is accounted for using the equity method. The change in cost of cable TV subscriber base between December 31, 2008 and December 31, 2007 is due to the disposal of 51.4% of our shares in Stream Poland.

11.   Bank, leasing and other financing

12. Outstanding balances are as follows:

Ad 7)	In February 2008 the loan for amount of $ 3,237,753 was repaid by proceeds received from CYFOCA. Due to the earlier payment, the amount of $ 506,399 was retired and is no longer payable.
Ad 8)	On, December 29, 2011, the Lender has prolonged the maturity date and it is to be repaid not later than December 31, 2012.
Ad 9)	On February 27, 2012 , the Lender has prolonged the maturity date and it is to be repaid not later than December 31, 2012.
Ad 10)	On September 11, 2009, the loan was repaid in full by the company.
Ad 11)	On December 20, 2010, the Lender has prolonged the maturity date of the loan and it is to be repaid not later than June 30, 2012.
Ad 12)

On January 15, 2009, PLN 1,000,000 capital out of PLN 2,700,000 private unsecured loan has been repaid to the Lender together with PLN 134,260 interest. On October 14, 2009 PLN 1,500,000 capital has been repaid to the Lender.

Convertible loans have not been converted into equity due to the cease trade order (CTO), issued by British Columbia Securities Commission (BCSC). Due to this fact there is no value of conversion option.

The bank, leasing and other financing matures as follows:

13.     Share capital

(a)   Authorized

Stream Communications Network & Media, Inc. has an authorized share capital of 150,000,000 common shares having no par value. The Company has issued 81,596,491 common shares as at December 31, 2008 (2007 - 81,596,491; 2006 - 71,396,491).

(b)   Stock options

The directors are authorized to issue stock options from time to time to employees, officers, consultants and directors of the Company up to 7,402,212 (2007 - 7,992,212) common shares of the Company at the time of such issue, at the minimum price allowed under the applicable securities laws.

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

The fair values of the Company's stock option were estimated using the following weighted average assumptions:

Activity under the option plan during the years ended December 31, 2008 and 2007 was as follows:

Options outstanding and exercisable at December 31, 2008 are as follows:

During the year ended December 31, 2008, the total compensation expense related to the fair value of stock options was $Nil (2007 - $Nil; 2006 - $232,586). The entire amount of compensation expense in 2006 was related to employees and directors. All options were unexercised during 2009.

(c)   Warrants

The Company was issued warrants in conjunction with a private placement, whereby a subscriber will receive the same amount of warrants as shares. The warrants expire two years from issue and are eligible to acquire half a share per one warrant.

The fair value of warrants at December 31, 2008 were not estimated as immaterial due to the fact they expired in March, 2009.

The fair values of the warrants issued by the Company were estimated in previous years (2007 and 2006) using the following weighted average assumptions:

Outstanding warrants at December 31, 2008 are as follows:

These warrants expired unexecuted on March 2, 2009, and there are no more warrants issued.

14.     Income taxes

(a)   Income tax expense is as follows:

(b)   The Company's current and future income tax expense for the years ended December 31, are as follows:

(c)   Tax losses available for carry forward

The Polish subsidiaries have tax losses available for carry forward. Under current Polish tax legislation tax losses of any particular year can be offset against the taxable profits of any of the subsequent five years in the amount of up to one half of the available taxable loss of each year brought forward from prior years. The two Polish consolidated subsidiaries have taxable losses brought forward which will expire as follow:

The Company did not recognize deferred tax assets associated with these net losses.

15.   Accounts payable and accrued liabilities

16.     Investment in Unconsolidated Subsidiaries

On February 22, 2008 the Company completed a transaction with Penta Investments, whereby the Company disposed of 15,640 existing shares in Stream Poland for proceeds of $8,463,121 ($7,534,277 and escrow amount $928,844) which was paid in cash directly to the company for the amount of $3,791,346 and the rest amounting to $3,742,880 was paid to the Company's creditors: Barrington Wedgewood LLC and Lang Michener. Penta Investment acquired 16,900 new shares for $8,141,258. The Company's shareholding in the Stream Poland was reduced to 48.86% Following the transaction, the management in Stream Poland was replaced by a new management team of which two members of the management team were appointed by Penta and one by Stream Canada. Stream Canada (the Company here) does not control the most significant activities of Stream Poland through this one board member or any management member The investment in Stream Poland is accounted for using the equity method subsequent to February 22, 2008.

17.     Cash flow

18.     Standby guarantee

On June 12, 2006, the Company arranged for standby guarantee of $4,910,000 (US$5,000,000), which could be exercised on or after March 1, 2007, provided the Company has not managed to raise a minimum of $4,910,000 (US$5,000,000) in financing by way of debt and of equity before March 1, 2007.

The standby guarantee was issued by Trasco Sp. z o. o. and Jan S. Rynkiewicz (a director of the Company) in the amount of $2,946,000 (US$3,000,000) and Blueagle Investments and Miroslaw Tomaszewski (a related party) in the amount of $1,964,000 (US$2,000,000).

The Company paid a fee of $736,500 (US$750,000) to the guarantors of the standby guarantee. The fee was by way of 3,807,107 shares at a price of $0.2097 (US$0.197) per share.

The standby guarantee expired in 2008 and is not valid anymore.

19.     Restructuring expenses

In 2006, the Company went through a corporate restructuring following a decision to relocate all corporate functions to Poland and minimize the presence in Canada.

The Company incurred the following expenses related to severance payments to staff in Canada and in Poland. As at December 31, 2006, all amounts resulting from the restructuring had been paid.

There were no restructuring expenses incurred in 2007 and 2008.

20.     Basic and diluted loss per common share

The calculation of the basic and diluted loss per share attributable to common shareholders is based on the following data:

In a period where there is a net loss, the diluted weighted average number of common shares is equivalent to the basic weighted average number of common shares, as the effect of the conversion of options and warrants would be anti-dilutive to the loss per common share.

21.     Segmented information

The Company operates primarily in one segment, being cable TV services and in two geographic locations, being Canada and Poland.

Geographic information (revenues are attributed to countries based on location of customer):

22.     Financial instruments

Fair value

Financial instruments consist of cash and cash equivalents, short term investments, accounts receivable, accounts payable and accrued liabilities, and loans payable and leasing contracts, the fair value of which are considered to approximate their carrying value due to their short-term maturities or ability of prompt liquidation.

Financial risk management

(a)   Risk factors

The following is a discussion of market, credit and liquidity risks and related mitigation strategies that have been identified. This is not an exhaustive list of all risks, nor will the mitigation strategies eliminate all risks listed.

(b)   Credit risk

The Company is exposed to credit risk only with respect to uncertainties as to the timing and amount of collecting of accounts receivable. The Company mitigates credit risk through standard credit and reference checks.

(c)   Liquidity risk

The Company is exposed to liquidity risk with respect to uncertainties to raise the capital for new projects and acquisitions. Since the Company sold the control in its main investment- Stream Poland the risk of liquidity increased substantially. The company mitigates liquidity risk through looking for sources of financing current activity and existence until the rest of investment will be sold.

The Company is the subject of a cease trade order issued by the British Columbia Securities Commission for failure to make certain filings, which order restricts the ability of the Company to issue any securities where such issuance is subject to the British Columbia Securities Act.

(d)   Interest rate risk

All debentures, long-term debt and capital lease obligations are at fixed interest rates.

(e)   Currency risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

23.     Commitments and contingencies

(a)   Commitments

On December 15, 2006 and March 2, 2007, Streamline entered into two preliminary agreements for two greenfield sites, the Suwalki project and the Lubin project, respectively. The Company has developed one of the sites (Suwalki) in 2007 and starting from 2008 it generates revenue; the preliminary agreement for development of the second site (Lubin) was terminated by contractor on January 12, 2009.

(b)   Contingencies

The Company has received invoices from a creditor for amounts due for work performed in regards to an IPO on the Warsaw exchange in 2003. The amount claimed is USD $3,145,885 of which $NIL has been accrued at December 31, 2008 (December 31, 2007 - $NIL; December 31, 2006 - $NIL). The Company is of the opinion that these amounts are due if the IPO on the Warsaw Exchange is completed.

The Company was defending an action pursuant to certain alleged unpaid legal invoices. The lawsuit was estimated for the amount of $280,245 of which $NIL has been accrued at December 31, 2008 (December 31, 2007 = $NIL; December 31, 2006 - $NIL). The Company is of the opinion that these legal costs related to the IPO on the Warsaw Exchange were not directed by the Company or on its behalf.

As of the date of this report, the above claim, if existed, would have expired. We are not aware of any circumstances which point to the fact that anyone would find this claim be payable.

25.     Subsequent events

(a)   Stream Poland acquisition of cable operators

On January 9, 2009 Stream Poland entered into a share purchase agreement with a Polish local entrepreneur ("the Seller") based on which Stream Poland has agreed to acquire all the issued and common shares of Telewizja Kablowa Satra spółka z ograniczoną odpowiedzialnością ("Satra") owned by the Seller. Upon completion of the acquisition of the purchased shares, the Company will own and control 100% interest in the share capital of the Satra. The consideration for the shares was $CAD 7,256,799 (PLN 17,983,800) and was financed from the loan that Stream Poland received in 2008 from Penta in amount of $33,461,219.

Satra is a telecommunication company located in Pomerania, Northern Poland which provides cable television, broadband access to Internet and voice over IP telephony services with use of its own backbone and access network.

(b)   Loan repayment

In February 2008 the loan for amount of $ 3,237,753 was repaid by proceeds received from CYFOCA. Due to the earlier payment, the amount of $ 506,399 was retired and is no longer payable.

On, December 29, 2011, the Lender has prolonged the maturity date and it is to be repaid not later than December 31, 2012

On February 27, 2012 , the Lender has prolonged the maturity date and it is to be repaid not later than December 31, 2012.

On September 11, 2009, the loan was repaid in full by the company.

On December 20, 2010, the Lender has prolonged the maturity date of the loan and it is to be repaid not later than June 30, 2012.

On January 15, 2009, PLN 1,000,000 capital out of PLN 2,700,000 private unsecured loan has been repaid to the Lender together with PLN 134,260 interest. On October 14, 2009 PLN 1,500,000 capital has been repaid to the Lender

(c)   Warrants expired

On March 2, 2009 5,100,000 warrants have expired. Since that date the Company has no more warrants issued.

(d)   Bank Loan for working capital

The Company had a possibility to be provided with working capital bank loan of c.a. $CAD 5 million from Privatbanka a.s. (Bratislava, Slovak Republic), owned by Penta Investment Limited. Due to the risky conditions of the bank loan offer and the fact that escrow amount ("hutnik issue" - see below) has been released in October, 2009 Company did not take the bank loan.

(e)   Private loan for working capital

The Company has a possibility to be provided with convertible private loan of c.a. $CAD 1 million. Due to the fact that the conditions of the private loan are better for the Company, the Management will consider in the near future to take the private loan instead of bank loan.

(f)   Sale of Stream Investment

On January 24, 2011 we concluded the transaction of sale of Stream Investment for PLN 4,000,000 (US$ 1,400,500) to Almerio Consultancy Limited the company based in Nicosia. The funds allowed for the partial repayment of outstanding debts of Stream Communications Network & Media Inc. and to continue its business operation.

(g)   Sale of Stream Poland

On January 24, 2012 we sold all of remaining share in Stream Poland (22.73%) to Multimedia Polska S.A for total price of PLN 29.000.000,00 (US$9,000,000).

According to the sale agreement, the price for the above mentioned shares will be paid as follows:

  the amount of PLN 2.900.000 (two million nine hundred thousand) (US$900,000) was paid by the date of 30th January 2012;

  the amount of PLN 26.100.000 (twenty six million one hundred thousand) (US$8,100,000) will be payable within 7 days from the date on which the President of Antimonopoly Office will pass a decision with consent to a concentration, however in any case, even when the President of Antimonopoly Office will refuse to give a consent to the concentration, not later than on 30th September 2012. Stream Communications received final consent before this report has been signed.

(h)   Escrow account and "Hutnik" issue

The amount of $928,844 has been held by Penta on escrow account (in PLN) due to the "Hutnik" issue.

On June 24, 2009 the company has received the letter which gives a better chance to prolong the agreement with one of the large clients, the housing estate "Hutnik" until 2015. The agreement was prolonged in September 2009, and on October 13, 2009 Cyfoca Holdings (Penta) transferred the amount of $817,013 (equivalent of PLN 2,266,885 at rate 2,7746 PLN/CAD). The difference is foreign exchange loss.

(i)   Further changes in Stream Poland ownership

After acquisitions that took place in 2008 and beginning of 2009 the major investor of Stream Poland - Penta - changed the strategy and on December 14, 2010 they sold their stake in Stream Poland to Hyperion S.A. without investing in any new acquisitions. Hyperion S.A. On April 11, 2011 Hyperion S.A. sold all their 77.27% shares in Stream Poland to MINI Telecom S.A. The same day MINI Telecom S.A. sold 7.27% of shares to Almerio Consultancy Limited located in Cyprus. On January 24, 2012 Stream Communications Network & Media Inc., MINI Telecom S.A. and Almerio Consultancy Limited sold all of shares in Stream Poland to Multimedia Polska S.A., a Polish company with its registered office in Gdynia.

26.     Differences between Canadian and United States generally accepted accounting principles

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

Consolidated statement of operations and comprehensive income

For the year ending December 31,

Consolidated statement of cash flows

For the year ending December 31, 2008, 2007 and 2006

There are no differences in each of the total operating, investing and financing activities as reported in the consolidated statement of cash flows between Canadian and US GAAP.

Notes to the reconciliation between Canadian and US GAAP as at and for the year ended December 31, 2008 and 2007.

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

27. Stream Poland - US GAAP reconciliation

The following consolidated financial statements of our equity investee Stream Poland should be read in conjunction with our consolidated financial statements for the year ended December 31, 2008 and December 31, 2007.

Stream Communications Poland Sp. z o.o.

US GAAP Reconciliation

These consolidated financial statements have been prepared in accordance with Polish generally accepted accounting principles ("Polish GAAP"). Material variations in the accounting measurement principles, practices and methods used in preparing these financial statements from measurement principles, practices and methods accepted in the United States ("US GAAP") are described and quantified below.

Cable TV subscriber base and goodwill

As a result of acquisitions that have taken place over the years 2004-2008 the company showed in its financial statements prepared under Polish GAAP as of December 31, 2008 the following intangible assets:

-       Cable TV subscriber base amounting to $10,750,140

-       Goodwill amounting to $13,698,072

Under Polish GAAP the cable TV subscriber base and goodwill are amortized over the period of useful life which has been determined for 20 years. Intangible assets are not annually tested for impairment.

For the reconciliation from Polish GAAP to US GAAP the impairment tests of intangible assets have been made as of the end of each fiscal year. As of the end of 2008, in result of the impairment tests the impairment write off have been determined:

-       Write off for the cable TV subscriber base amounting to $11, 699, 487

-       Write off for the goodwill amounting to $ 10,271, 767

Accordingly, the amortization for goodwill for 2008 amounting to $355,461 has been reversed.

Writes off of goodwill and reverse of goodwill amortization had been made for prior years as well. The total impact on accumulated deficit was $3,558,751.

Differences between the subscriber base and goodwill and their write-offs resulted from different exchange rates used for the balance sheet and the income statement. The difference in this respect has been recorded in other comprehensive income.

Computer software reclassification

Under Polish GAAP computer software amounting to $ 11,987 was classified as other intangible assets. For the reconciliation to US GAAP the computer software was reclassified as a part of existing computer equipment.

Future income tax liability

As a consequence of the cable TV subscriber base impairment the related liability for deferred income tax amounting to $2,042,592 has been reversed and increased the income tax profit.

Non controlling interest

The amount of non-controlling interest was adjusted by $9,387,373 to reflect the actual share of loss on equity investments attributable to Stream Communications Network & Media, Inc. which is 48.86%.

Accumulated deficit

The difference in accumulated deficit between Polish GAAP and US GAAP financial statements amounting to $13,384,176 results from the total difference in net result for the year ended December 31, 2008 amounting to $9,825,425 as well the differences from the prior fiscal years amounting to $3,558,751.

Consolidated Balance Sheet for the year ended December 31, 2008

The impact of the differences between Polish GAAP and US GAAP on the consolidated balance sheets would be as follows:

Consolidated Statement of Operations for the year ended December 31, 2008

The impact of the differences between Polish GAAP and US GAAP on the statements of operations would be as follows:

Consolidated Equity Statement for the year ended December 31, 2008

The impact of the differences between Polish GAAP and US GAAP on the statements of shareholders' equity would be as follows:

(All amounts in Canadian dollars)

Consolidated Cash Flow Statement for the year ended December 31, 2008

The impact act of the differences between Polish GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

(All amounts in Canadian dollars)

Report of Independent Registered Chartered Accountants

To the Shareholders and Board of Directors of Stream Communications Network & Media Inc.

We have audited the consolidated balance sheets of Stream Communications Sp. z o.o. (the "Company") as of December 31, 2008 and the related consolidated statements of operations and deficit, shareholders' equity and comprehensive loss and cash flows for the year ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stream Communications Sp. z o.o. at December 31, 2008 and the results of its operations and its cash flows for the years ended December 31, 2008 in accordance with Polish GAAP.

Poznań, Poland
May 31, 2012

BDO Spółka z o.o.
ul. Postępu 12, 02-676 Warsaw
Registration No. 3355

"Stream Communications Sp. z o.o. (Stream Poland)

Consolidated Financial Statements
for the year ended December 31, 2008

(expressed in PLN (Polish Zlotys))

INTRODUCTION

Pursuant to the Polish Accounting Act dated September 29, 1994, as later amended, the Board of Directors of Stream Communications Sp. z o.o. presents the consolidated financial statement for the financial year ended December 31, 2008 f the Group where the parent entity is Stream Communications Sp. z o. o. giving the fair and true view of the Group's assets, financial standing and financial result.

Consolidated financial statements were prepared in accordance with the Group accounting policy applied consistently.

The consolidated financial statements have been prepared on the assumption that the Group will continue its operations in the foreseeable future of no less than one year from the balance sheet date.

The consolidated financial statements consisting of :

  The consolidated balance sheet prepared as at 12/31/2008,

  Consolidated profit and loss account for the period 1/1/2008-12/31/2008,

  Consolidated cash flow statement for the period 1/1/2008-12/31/2008,

  Consolidated statement of changes in equity for the period 1/1/2008-12/31/2008,

  Notes to the financial statements, including introduction to the financial statements and additional information and explanations have been prepared in accordance with the provisions of the Polish Accounting Act

The Group's Management Board is responsible for the preparation of the consolidated financial statements.

THE PARENT COMPANY

Stream Communications Sp. z o.o. is the parent company in the Group. The Company was incorporated on October 21, 1999 in Cracov. The Company is located in Cracov, Poland,
ul. 29 listopada 130.

Stream Communications was registered at the Court Register of Cracov under KRS0000010458 on April 27, 2001.

The Company's activities consist of IT services (Internet providing), cable TV services and management services.

As of the day of the financial statements preparation the Company's Management Board consist of:
Andrzej Strehlau	-	President
Tomasz Danowski	-	Member
Vladimir Petrzilka	-	Member

In the fiscal year 2008 the following changes took place in the Directors' Board:

  on January 7, 2008 Krzysztof Czwartkiewicz was recalled of the position of the Board's President and Andrzej Strehlau was appointed instead;

  on January 7, 2008 Krzysztof Czwartkiewicz and Vladimir Petrzilka were appointed as Board's Members;

  on February 21, 2008 Krzysztof Czwartkiewicz was recalled of the position of Board's Member and Tomasz Danowski was appointed instead.

SUBSIDIARIES

In accordance with the Company's Articles of Association all the Group's companies have been formed for an unspecified time.

Consolidated financial statements include the financial statements of the following subsidiaries:

SUMMARY OF ACCOUNTING POLICIES

Principles of consolidation

The financial statements have been prepared in accordance with the requirements of the Accounting Act dated 29 September 1994 applicable to entities continuing their operations. The general principle for the valuation of assets and liabilities, as well as the determination of results, is the historical purchase price or manufacturing cost except for investments, financial liabilities and financial instruments valuated at their fair value.

The consolidated accounts comprise the fully consolidated financial information of Stream Communications Sp. z o.o. and its subsidiaries in which Stream Communications has control. The financial statements of the parent company and its subsidiaries are combined on a line by line basis by combining like items of assets, liabilities, equity, income and expenses. Shares in the subsidiaries valuated at the acquisition price, its net assets at fair values as of the acquisition day , all the intra group transactions and balances are to be eliminated as if the Group would be one entity.

A possible minority interest in the consolidated equity is shown separately.

Goodwill

Goodwill is the surplus of the acquisition price paid by acquirer over the fair value of the net assets of the acquire. The goodwill is presented in a separate line of the balance sheet.

The goodwill is amortized over the period of 20 years. This is in relation to the acquired subscribers and the period of deriving benefits from subscribers' agreements is at the level of the useful life of cable TV equipment which was assessed for 22.5 years. In case of losing of subscribers the goodwill is reviewed for impairment.

The same principles of amortization refer to the subscribers' base.

Other intangible and tangible fixed assets

Fixed assets are disclosed at their acquisition price or cost of production less accumulated depreciation.

The acquisition price and cost of production of fixed assets includes all the costs incurred by the entity for the period of their construction, assembly, adaptation and improvement up to the date when they are taken over for use.

The acquisition price or the costs of production of assets under construction includes the costs of the liabilities taken out in order to finance them and the related foreign exchange differences. The costs of the liabilities are decreased by the related revenue.

Fixed assets are depreciated over their expected useful lives. At the moment of liquidation or sale of the fixed assets, their initial value and any accumulated depreciation is reversed, and the result on the liquidation or sale is charged to the profit and loss account.

Tangible fixed assets are depreciated using the straight-line method.

The Group uses the following depreciation rates for the tangible fixed assets:
-	buildings and constructions	from 4% to 10%
-	cable TV equipment	4.5%
-	other plant and equipment	from 10% to 30%
-	vehicles	20%
-	other	20%

Asset components with anticipated useful lives of no more than one year or opening values of no more than PLN 3.5 thousand are written off at the moment at which they are given over for use.

The Group applies the following amortization annual rates for the intangible fixed assets:
-	licence	20%
-	copyrights	20%
-	IT programs	20%-50%
-	goodwill	5%
-	permissions	10%

Assets under construction are not depreciated.

Investments

Long term investments are stated at acquisition cost less write-downs relating to permanent impairment in value.

Loans are stated at amounts due taking into account the prudence principle. Impairment losses are recognized in the financial cost.

Cash assets include cash in the local and foreign currency as well as interest on cash assets.

Receivables

Receivables are stated at amounts due, in accordance with the prudence principle (less revaluation write-downs). Write-downs are adequate to the probability of payment.

Inventories

Inventories are stated at acquisition price or cost of production no higher than their net realizable price as at the balance sheet date.

Prepayments

Prepaid expenses are recorded when the costs incurred relate to future reporting periods.

Equity

The Group's shares capital is the shares capital of the Parent entity.

The company's share capital is listed in the amount defined in the articles or statute and entered in the court register.

Provisions

Provisions are created for certain or highly probable future liabilities and valued as at the balance sheet date at reliably estimated amounts. Provisions for future employee benefits are created using the company's assessment.

Liabilities

Liabilities are stated as at the balance sheet date at amounts due.

Liabilities, which in accordance with concluded agreements, are paid through the issue of financial assets other cash, or exchange to other financial instruments are stated at the amortized cost.

Accrued expenses

Accrued expenses are recorded at the amount of probable liabilities relating to the current reporting period.

Deferred income

Deferred income recorded in accordance with the prudence principle, includes in particular the equivalent of the funds received or due from contractors for services, which will be performed in future reporting periods.

Revenues

Sales revenues are recognized when the service is completed or the good are delivered. Revenues do not include VAT.

Investments in subsidiaries as of 12/31/2008

Company name and address	Acquisition value	Consolidation adjustments	Balance value of shares/stocks	Method of consolidation	Percent of shares or votes held	Degree of participation in management	Net profit/loss for the last financial year
Bielsat.com Sp. z o.o.Bielsko-Biała, ul. Kamińskiego 19	3,369,366.00	3,369,366.00	0.00	Full consolidation	51%	51%	771,716.04
HOMENET TECHNOLOGIES SP. Z O.O. 80-309 Gdańsk, Grunwaldzka 345	9,095,490.00	9,095,490.00	0.00	Full consolidation	100%	100%	-245,731.70
PRZEDSIĘBIORSTWO BROKER SERVICE Sp. z o.o. Moniuszki 10, 44-240 Żory	45,147,246.00	45,147,246.00	0.00	Full consolidation	100%	100%	2,743,620.00
Total				X	X	X	X

Other investments as of 12/31/2008

Company name and adress	Acquisition value	Impairment	Balance value of shares/stocks
Podkarpaski Bank Spółdzielczy, Kościuszki 22, 38-500 Sanok	75,505.74	0.00	75,505.74
Total	75,505.74	0.00	75,505.74

Provision for deferred income tax

	Temporary differences amount		Provision for deferred tax on 12/31/2008	Temporary differences amount		Provision for deferred tax on 12/31/2007
Taxable temporary differences	as of 12/31/2008	tax rate		as of 12/31/2007	tax rate
Interest on loans and liabilities	187,889.63	19%	35,699.03	434,801.78	19%	82,612.34
amortization of fixed assets and intangible fixed assets	402,507.23	19%	76,476.37	402,632.34	19%	76,500.14
Exchange rate difference	0.00	19%	0.00	0.00	19%	0.00
Operating lease	0.00	19%	0.00	25,358.75	19%	4,818.16
Sale of telecommunication services	0.00	19%	0.00	4,278.15	19%	812.85
Goodwill	0.00	19%	0.00	73,226.14	19%	13,912.97
Charges	0.00	19%	0.00	14,685.02	19%	2,790.15
Rental services	0.00	19%	0.00	1,685.13	19%	320.17
Interest on deposits	0.00	19%	0.00	1,150.00	19%	218.50
Customer base	25,919,420.18	19%	4,924,689.83	0.00	19%	0.00
Differences between tax value and accounting value of fixed assets and intangible fixed assets	5,375,388.56	19%	1,021,323.83	0.00	19%	0.00
Other	34,557.50	19%	6,565.93	11.32	19%	2.15
	X	X	6,064,754.99	X	X	181,987.44

EXHIBITS

12.1	Certification pursuant to Section 404 of the Sarbanes-Oxley Act by CEO
12.2	Certification pursuant to Section 404 of the Sarbanes-Oxley Act by CFO
13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act by CEO
13.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act by CFO

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual statements to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:   May 31, 2012

ON BEHALF OF THE COMPANY,
STREAM COMMUNICATIONS NETWORK & MEDIA INC.

Per:

/s/ Jan S. Rynkiewicz
      Jan S. Rynkiewicz
      Chief Executive Officer and President